
07026938

9/10

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME International Personal Finance plc

*CURRENT ADDRESS Number Three
Leeds City Office Park, Meadow Lane
Leeds
LS11 5BD UNITED KINGDOM

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 35117 FISCAL YEAR

* Complete for initial submissions only ** Please note name and address changes

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING) ☐ AR/S (ANNUAL REPORT) ☐

12G32BR (REINSTATEMENT) ☐ SUPPL (OTHER) ☒

DEF 14A (PROXY) ☐

OICF/BY: mol

DAT : 9/25/07




RECEIVED
2007 JUL 12 P 3:20

Provident Fin.PLC. - Publication of circular

Provident Financial PLC
25 June 2007

This announcement comprises an advertisement for the purposes of paragraph 3.3.2 of the Prospectus Rules made under the Financial Services and Markets Act 2000. This announcement is an advertisement and not a prospectus and investors should not acquire any shares in IPF (defined below) referred to in this announcement except on the basis of information in the Prospectus (defined below). Copies of the Prospectus may be obtained from Provident's registered office at Colonnade, Sunbridge Road, Bradford, West Yorkshire, BD1 2LQ.

25 June 2007

Publication of Circular

Provident Financial plc ('Provident') announces that it has today posted a circular to its shareholders (the 'Circular') giving full details of the proposed demerger of its international home credit business ('IHC'). Pursuant to the demerger, IHC (comprising Provident International Holdings Limited and its wholly-owned subsidiaries) will be transferred to International Personal Finance plc (a newly established public limited company which has been incorporated to be the holding company of IHC) ('IPF').

In addition, Provident has also posted to its shareholders today a prospectus prepared by IPF (the 'Prospectus') providing details of the proposed introduction and admission of shares in IPF to the Official List of the Financial Services Authority and to trading on London Stock Exchange plc's main market for listed securities.

The demerger is conditional on approval by Provident's shareholders at an Extraordinary General Meeting of Provident, which has been convened for 13 July 2007. Subject, inter alia, to Provident shareholder approval, the demerger will result in Provident shareholders receiving one share in IPF for every Provident share they hold. Thereafter, the expected effective date of the demerger and of admission and commencement of dealings in IPF shares on the London Stock Exchange is 16 July 2007.

Shortly after the demerger is effective, and upon completion of admission, the share capital of Provident will be consolidated on the basis of one consolidated Provident share for every two non-consolidated Provident shares. The purpose of this share consolidation is to preserve the value of share options and awards under Provident's employee share schemes and to maintain, so far as reasonably practicable, the pre-demerger share price, the comparability of historic and future earnings per share and dividend per share data.

In addition, it is proposed that shortly after the demerger the capital of IPF will be reduced. This will create distributable reserves in IPF of approximately £410 million. The reduction of capital was approved by a special resolution of the current IPF shareholders on 30 May 2007 and is subject to the approval of the Court.

Expected Timetable of Principal Events

	2007(2), (3)
Posting and publication of Circular and Prospectus	25 June 2007
Latest time and date for receipt of proxy request forms from members of the Provident Financial Company Nominee Scheme for the Extraordinary General Meeting of the Company	11 a.m. on 10 July 2007
Latest time and date for receipt of forms of proxy for the Extraordinary General Meeting of the Company(1)	11 a.m. on 11 July 2007
Extraordinary General Meeting of Provident	11 a.m. on 13 July 2007
Latest time and date for transfers of Provident shares to be registered in order for the transferee to be registered at the Demerger Record Time, Provident share register closes and Provident shares disabled in CREST	5.00 p.m. on 13 July 2007 (4)
Demerger Record Time	5.00 p.m. on 13 July 2007
Expected effective date of demerger, Provident share consolidation, admission and commencement of dealings in IPF shares and consolidated Provident shares on the London Stock Exchange and crediting of IPF shares and consolidated Provident shares to CREST accounts	8.00 a.m. on 16 July 2007
Court hearing to approve the reduction of capital	18 July 2007
Dispatch of definitive certificates for IPF shares and consolidated Provident shares (other than in respect of such shares held through	By 27 July 2007



CREST) and any fractional entitlement cheques	
Payment of fractional entitlements in respect of consolidated Provident shares held through CREST	By 27 July 2007

Notes:

(1) Applicable also to online forms of proxy and CREST proxy instructions.

(2) References to times in this announcement are to British Summer Time.

(3) Each of the times and dates in the above timetable is based on current expectations and is subject to change.

(4) It is likely that transfers of Provident shares in certificated form will need to take place earlier in order for the transferee to be on the Provident share register at the Demerger Record Time but this will depend on Provident shareholders' individual dealing arrangements.

Application will be made to the Financial Services Authority for the consolidated Provident shares and the IPF shares to be admitted to the Official List and for the consolidated Provident shares and the IPF shares to be admitted to trading on the London Stock Exchange plc's main market for listed securities.

Copies of the Circular and Prospectus may be obtained from Provident's registered office at Colonnade, Sunbridge Road, Bradford, West Yorkshire, BD1 2LQ. Copies of the Circular and Prospectus have today been sent to the UK Listing Authority and will shortly be available for inspection at the UK Listing Authority's Document Viewing Facility which is located at: Financial Services Authority 25 The North Colonnade Canary Wharf London E14 5HS Tel: 020 7676 1000.

Enquiries:

David Stevenson	Provident Financial	01274 731111

This announcement does not contain or constitute or form part of, and should not be construed as, any offer or invitation to sell or issue, or any solicitation of any offer to purchase, any Provident shares or shares in IPF or any other securities, nor shall it or any part of it nor the fact of its distribution form the basis of, or be relied on in connection with, any contract or investment decision in relation thereto. This announcement does not constitute a recommendation regarding the securities of Provident or IPF.

Display Copy

INTERNATIONAL PERSONAL FINANCE plc

INTERNATIONAL PERSONAL FINANCE plc
INCENTIVE PLAN


Pinsent Masons

INTERNATIONAL PERSONAL FINANCE plc INCENTIVE PLAN

Contents

CONTENTS

RULES OF THE INTERNATIONAL PERSONAL FINANCE plc INCENTIVE PLAN

PART A: INTERPRETATION AND ADMINISTRATION

1. DEFINITIONS

1.1 In this Plan the following words and expressions shall have the meanings given below:-

"Acquiring Company"	a company which has acquired Control of the Company
"Announcement"	the announcement to a Regulatory Information Service (as defined in The Listing Rules) of the results of the Company for any period
"Associated Company"	any company which, in relation to the Company, is an associated company as that term is defined in section 416 of the Taxes Act but with the omission of the words "or at any time within one year previously"
"Award"	a conditional right to receive Shares subject to the terms and conditions of this Plan
"Awardholder"	a person to whom an Award has been made or, if that person has died and where the context requires, his Personal Representatives
"Award Certificate"	a certificate evidencing an Award
"Award Date"	in relation to an Award, the date on which that Award is made or, if made conditional upon certain events, the date on which it becomes unconditional
"Awardholder's Employer"	such member of the Group as is the Awardholder's employer or, if he has ceased to be employed within the Group, was his employer or such other member of the Group, or other person as, under the PAYE Regulations or, as the case may be, the NI Regulations, or any other statutory or regulatory enactment (whether in the UK or otherwise) is obliged to account for any Award Tax Liability
"Award Percentage"	the part of the Earned Value Pool to be reserved for an Awardholder, and as notified to the Awardholder, following the Award Date. An Award Percentage will be expressed as a percentage of the Increase in Shareholder Value
"Award Tax Liability"	in relation to an Awardholder, any liability of the Awardholder's Employer to account to Her Majesty's Revenue and Customs or any other tax authority for any amount of, or representing, income tax, NICs or social security contributions or any other tax charge, levy or other sum (whether under the laws of the UK or otherwise) which may arise on the grant, vesting, exercise, assignment or release of an Award or the acquisition of Shares or of any interest in Shares under this Plan

"Committee"	the Remuneration Committee of the Directors or such other committee comprising a majority of non-executive directors of the Company to which the Directors delegate responsibility for overseeing the operation of this Plan or following a change of control of the Company, those persons who comprised the Remuneration Committee or such other committee of the Directors immediately before such change of control
"Company"	International Personal Finance plc (registered no. 06018973)
"Control"	has the meaning given in section 840 of the Taxes Act
"Daily Official List"	the Daily Official List of the London Stock Exchange
"Dealing Day"	a day on which the London Stock Exchange is open for business
"Demerger Date"	16 July 2007, the date on which the transfer of the overseas home credit business of Provident Financial plc to the Company becomes effective, as described in the Circular to Shareholders of Provident Financial plc dated 22 June 2007
"Directors"	the board of directors of the Company or a duly authorised committee of the directors
"Earned Value Pool"	the total amount of the Increase in Shareholder Value that may be distributed to Awardholders in accordance with Rule 16 following the end of the Performance Period and which shall be determined in accordance with Schedule 2
"Eligible Employee"	an employee (including an executive director) of any member of the Group
"Exchange of Awards"	in relation to an Award, the grant to the Awardholder, in consideration of the cancellation of that Award of conditional awards to acquire shares in an Acquiring Company, or a company which has Control of an Acquiring Company or either is, or has Control of, a company which is a member of a consortium owning either an Acquiring Company or a company having control of an Acquiring Company, being rights which are:- (a) in the opinion of the Committee, substantially equivalent in value to the value of such Award (disregarding the fact that, if such grant is not accepted, such Award will lapse); and (b) on terms approved by the Directors
"Form of Acceptance"	in relation to an Award, a form completed by the Awardholder under which the Awardholder notifies the Grantor of his acceptance of such Award and his agreement to be bound by the rules of this Plan and which is in such form as the Grantor may specify from time to time
"Grantor"	in relation to an Award, the Company or such other person as has made that Award
"Group"	the Company and any company which is for the time being a Subsidiary

"Increase in Shareholder Value"	shall have the same meaning specified in Schedule 2
"Independent Advisers"	such registered auditors or other independent advisers as the Committee may from time to time appoint
"ITEPA"	the Income Tax (Earnings and Pensions) Act 2003
"Leaving Date"	the date on which an Awardholder ceases to hold office or employment within the Group (and see Rule 2.5)
"Leaving"	ceasing to hold office or employment within the Group (and see Rule 2.5) and "Leaves" and other related expressions shall be construed accordingly
"London Stock Exchange"	London Stock Exchange plc
"Market Value"	in relation to any Share on any day, means the middle market quotation of a Share as derived from the Daily Official List for the Dealing Day immediately preceding that day or (if the Committee so determines) the average of the middle market quotations of a Share for a number of Dealing Days as selected by the Committee
"Misconduct"	circumstances justifying the summary dismissal of an Awardholder (without payment in lieu of notice)
"Model Code"	the Model Code governing directors' dealings in securities issued by the UK Listing Authority as amended from time to time
"NI Regulations"	the laws, regulations and practices currently in force relating to liability for and the collection of NICs
"NICs"	National Insurance Contributions
"Ordinary Share Capital"	the issued ordinary share capital of the Company other than fixed-rate preference shares
"PAYE Regulations"	the regulations made under section 684 of ITEPA
"Performance Condition"	the objective condition (or conditions) relating to performance of the Company, measured over a given period, as specified pursuant to Rule 18
"Performance Period"	the period over which performance is to be measured for the purposes of determining:- (a) whether and to what extent the Performance Condition is met; and (b) the Earned Value Pool; and (unless the Committee determines otherwise) the Performance Period shall be a period of 3 years beginning with the Demerger Date and ending on the third anniversary of the Demerger Date
"Personal Data"	the name, home address, e-mail address and telephone number of an Awardholder, date of birth, National Insurance number or equivalent, details of all rights to acquire Shares or other securities granted to such Awardholder and of Shares or other securities issued or transferred to such Awardholder pursuant to this Plan and any other personal information which

	could identify the Awardholder and is necessary for the administration of this Plan
"Personal Representatives"	in relation to an Awardholder, the personal representatives of the Awardholder (being the executors of his will to whom a valid grant of probate has been made or, if he dies intestate, the duly appointed administrator(s) of his estate or, in either case, the equivalent under applicable local law) who have produced to the Company evidence of their appointment as such
"Shares"	fully-paid ordinary shares in the capital of the Company (or, in the event of a reorganisation or reconstruction of the Company, shares or other securities representing such ordinary shares)
"Subsidiary"	any company which is for the time being a subsidiary (as defined in section 736 of the Companies Act 1985) of the Company
"Taxes Act"	the Income and Corporation Taxes Act 1988
"this Plan"	The International Personal Finance plc Incentive Plan as set out in these rules and amended from time to time pursuant to Rule 26
"Trustee"	the trustee or trustees of any settlement created by the Company or any other member of the Group for the benefit of employees and former employees of members of the Group
"UK Listing Authority"	the Financial Services Authority in its capacity as the competent authority for the purposes of Part VI of the Financial Services and Markets Act 2000
"UK"	United Kingdom
"Vested Award Shares"	Shares which an Awardholder is entitled to receive subject to the terms and conditions of this Plan as a consequence of either:- (a) the Performance Condition having been met and the Earned Value Pool being determined following the end of the Performance Period; or (b) the Performance Condition being deemed to have been met due to the application of Rules 20 to 25 (Corporate Events) **PROVIDED THAT** no Award Shares shall first become Vested Award Shares at a time when the Company is in a prohibited period pursuant to the Model Code, and such Award Shares shall first become Vested Award Shares on such date as shall be determined by the Committee to be the earliest date on which the Company is not in such a prohibited period

1.2 Words and phrases not otherwise defined shall have the meanings they bear for the purposes of Part 7 of ITEPA.

2. **INTERPRETATION**

2.1 Any reference to any enactment includes a reference to that enactment as from time to time modified, extended or re-enacted.

2.2 Words denoting the masculine gender shall include the feminine.

2.3 Words denoting the singular shall include the plural and vice versa.

2.4 No account should be taken of the rule headings and words in italics which have been inserted for ease of reference only.

Time of Leaving

2.5 An Awardholder shall not be treated for the purposes of this Plan as ceasing to hold office or employment within the Group unless and until he no longer holds any office or employment with any member of the Group or any Associated Company.

Resolution of Disputes

2.6 If any question, dispute or disagreement arises as to the interpretation of this Plan or of any rules, regulations or procedures relating to it or as to any question or right arising from or related to this Plan, the decision of the Committee shall (except as regards any matter required to be determined by the Independent Advisers) be final and binding upon all persons.

3. ADMINISTRATION

3.1 The Committee may from time to time make and vary rules and regulations not inconsistent with the rules of this Plan and establish such procedures for its administration and implementation as they think fit.

3.2 In any matter in which they are required to act in connection with this Plan, the Independent Advisers shall be deemed to be acting as experts and not as arbitrators and the Arbitration Act 1996 shall not apply.

3.3 The Company shall bear the costs of the administration and implementation of this Plan.

4. RIGHTS ATTACHING TO SHARES

4.1 The issue or transfer of any Shares under or for the purposes of this Plan shall be subject to the Company's Memorandum and Articles of Association and to any necessary consents of any governmental or other authorities (whether in the UK or otherwise) under any enactments or regulations from time to time in force.

4.2 The Awardholder shall comply with any requirements to be fulfilled in order to obtain or obviate the necessity of any such consent.

4.3 All Shares issued or transferred under this Plan shall rank equally in all respects with the Shares then in issue, except for any rights attaching to such Shares by reference to a record date prior to the date of such issue or transfer.

PART B: MAKING OF AWARDS

5. **ELIGIBILITY**

The Committee shall have absolute discretion in determining those Eligible Employees to whom Awards may be made.

6. **MAKING OF AWARDS**

6.1 An Award will take the form of a conditional right to acquire Shares for no cost or such other form of right to acquire Shares for no cost as the Committee may specify.

6.2 Awards are not pensionable.

6.3 Awards shall be made by the Grantor executing a deed.

6.4 When an Award is made, the following shall be specified:-

6.4.1 the Award Percentage;

6.4.2 the Performance Condition; and

6.4.3 that an Award will be satisfied in Shares following determination of the Earned Value Pool.

7. **TIMING OF AWARDS**

7.1 An Award Date must be during the following periods:-

7.1.1 the period of 42 days beginning with the Demerger Date;

7.1.2 42 days beginning with the Dealing Day following an Announcement;

7.1.3 42 days immediately after the person to whom the Award is made first becomes an Eligible Employee; or

7.1.4 subject to the Model Code, at any other time but only if, in the opinion of the Committee, the circumstances are exceptional.

7.2 If the Grantor is restricted by statute, order or regulation (including any regulation, order or requirement imposed on the Company by the UK Listing Authority or any other regulatory authority) from making an Award within any period as mentioned in Rule 7.1 the Grantor may make an Award within the period of 42 days after all such restrictions are removed.

7.3 No Award may be made in breach of the Model Code.

7.4 No Award may be made after 16 July 2010.

8. **OVERALL LIMITS ON THE ISSUE OF NEW SHARES TO SATISFY AWARDS**

8.1 Subject to the following provisions of this Rule 8, the Company may issue Shares (as new Shares or out of treasury) for the purposes of satisfying Awards and may do so on such terms, as to subscription price or otherwise, as the Committee may determine.

8.2 The number of Shares that may be issued pursuant to, or for the purposes of, this Plan on any day, when added to the number of Shares issued or issuable pursuant to rights to subscribe for Shares granted in the period of 10 years ending on that day pursuant to this Plan or any other employees' share scheme established by the Company shall not exceed 10 per cent of the Ordinary Share Capital.

8.3 The number of Shares in respect of which rights to subscribe for Shares may be granted pursuant to, or for the purposes of, this Plan on any day, when added to the number of Shares issued or issuable pursuant to rights to subscribe for Shares granted in the period of 10 years ending on that day pursuant to this Plan or any other discretionary executive share scheme established by the Company shall not exceed 5 per cent of the Ordinary Share Capital.

8.4 For the purposes of this Rule 8 references to rights to subscribe for Shares shall, if so required in accordance with guidance issued by the Association of British Insurers, be taken to include references to rights to acquire Shares issued or to be issued out of treasury.

8.5 For the avoidance of doubt:-

8.5.1 if Shares issued to the trustee of any employees' trust established by the Company have been counted for the purpose of this Rule 8, they shall not also be counted when they are used to satisfy an Award (or a right granted under any other employees' share scheme of the Company);

8.5.2 Awards (or other rights) to be satisfied by a transfer of Shares by a trustee of any employees' trust shall not be counted for the purposes of this Rule 8 where those Shares were existing shares purchased by the trustee in the market;

8.5.3 Awards (or other rights) that have lapsed shall not be counted for the purpose of this Rule 8;

8.5.4 no account will be taken of Shares acquired by an employee or former employee (or their Personal Representatives) where Shares are acquired for a price equal to their market value at or about the date of acquisition.

9. LIMITS ON THE MAKING OF AWARDS

9.1 Subject to Rule 9.2, the Earned Value Pool may not exceed 3% of the Increase in Shareholder Value.

9.2 If the Committee so determines that it is appropriate in order to make additional Awards for the purposes of recruitment or retention, the Earned Value Pool may be increased to up to 3.5% of the Increase in Shareholder Value.

10. AWARD CERTIFICATE

As soon as practicable after an Award has been made the Company shall procure the issue to the Awardholder of an Award Certificate (which may be by e-mail) which specifies:-

10.1 the Award Date;

10.2 the Award Percentage;

10.3 the applicable Performance Condition; and

10.4 that it is a condition of exercise of the Award that the Awardholder agrees to indemnify the Grantor and the Awardholder's Employer in respect of any Award Tax Liability.

11. ACCEPTANCE OF AN AWARD

If the Awardholder does not, within 30 days after the Award Date (or such later time as the Grantor may notify to the Awardholder), deliver to the Grantor a duly completed Form of Acceptance in relation to such Award, then at the end of that period the Award shall lapse and the Awardholder shall never become entitled to any Shares pursuant to that Award.

12. TAX INDEMNITY

It shall be a term and condition of every Award that the Awardholder indemnifies the Awardholder's Employer against any Award Tax Liability.

13. DATA PROTECTION

It shall be a term and condition of every Award that an Awardholder agrees and consents to:-

13.1 the collection, use, processing and transfer of his Personal Data by any member of the Group or any Associated Company and, if it is not the Company, the Grantor and any Trustee or third party administrator of the Plan and any broker through whom Shares are to be sold on behalf of an Awardholder;

13.2 members of the Group, any Associated Company and, if it is not the Company, the Grantor and any Trustee or third party administrator of the Plan, and any broker through whom Shares are to be sold on behalf of an Awardholder, transferring the Awardholder's Personal Data amongst themselves for the purposes of implementing, administering and managing this Plan and the grant of Awards and the acquisition of Shares pursuant to Awards;

13.3 the use of Personal Data by any such person for any such purposes; and

13.4 the transfer to and retention of Personal Data by third parties including any Trustee or third party administrator of the Plan (whether or not any such third party is situated outside the European Economic Area) for or in connection with such purposes.

14. RELATIONSHIP WITH CONTRACT OF EMPLOYMENT

14.1 The making of an Award shall not form part of the Awardholder's entitlement to remuneration or benefits pursuant to his contract of employment.

14.2 The existence of a contract of employment between any person and the Company or any present or past Subsidiary or Associated Company, does not give such person any right or entitlement to have an Award made to him or any expectation that an Award might be made to him, whether subject to any conditions or at all.

14.3 The rights and obligations of an Awardholder under the terms of his contract of employment with the Company or any present or past Subsidiary or Associated Company shall not be affected by the making of an Award or his participation in this Plan.

14.4 The rights or opportunity granted to an Awardholder on the making of an Award shall not give the Awardholder any rights or additional rights to compensation or damages in consequence of the loss or termination of his office or employment with the Company or any present or past Subsidiary or Associated Company for any reason whatsoever (whether or not the termination is ultimately held to be wrongful or unfair).

14.5 An Awardholder shall not be entitled to any compensation or damages for any loss or potential loss which he may suffer by reason of being unable to acquire or retain Shares, or any interest in Shares or any other benefit of any kind pursuant to an Award in consequence of the loss or termination of his office or employment with the Company or any present or past Subsidiary or Associated Company for any reason whatsoever (whether or not the termination is ultimately held to be wrongful or unfair).

15. NON-TRANSFERABILITY OF AWARDS

15.1 An Award is personal to an Awardholder and may not be transferred during his lifetime.

15.2 If an Awardholder:-

15.2.1 transfers, assigns, mortgages, charges or otherwise disposes of an Award or of any interest in or right to acquire any Shares pursuant to the Plan (other than to his Personal Representatives); or

15.2.2 is adjudged bankrupt or an interim order is made because he intends to propose a voluntary arrangement to his creditors under the Insolvency Act 1986 (or any other provision of the laws of any jurisdiction outside the UK which is intended to have similar effect or purpose); or

15.2.3 makes or proposes any other plan or arrangement, in relation to his debts, with his creditors or any section of them; or

15.2.4 is otherwise deprived (except on death) of the legal or beneficial ownership of an Award or of any interest in or right to acquire any Shares pursuant to the Plan, whether by operation of law or by doing or omitting to do anything which causes him to be so deprived

the Awardholder shall immediately cease to have any right or entitlement to any benefits of any kind under this Plan.

PART C: SATISFACTION OF AWARDS

16. SATISFACTION OF AWARDS - GENERAL

16.1 As soon as practicable after the end of the Performance Period, the Committee shall determine:-

16.1.1 whether the Performance Condition has been satisfied; and

16.1.2 the Earned Value Pool.

16.2 If the Performance Condition has been satisfied, the number of Vested Award Shares for each Awardholder will be calculated by:-

16.2.1 determining the value to which each Awardholder's specified Award Percentage entitles the Awardholder; and

16.2.2 dividing that amount by the Market Value of a Share on that date (as determined by the Committee).

Where the operation of Rule 16.2 produces a fraction of a Share, this shall be rounded up to the nearest whole Share.

16.3 Subject to Rule 17 below, the Grantor will issue or transfer, or procure the issue or transfer of Vested Award Shares to, or to the order of, the Awardholder as follows:-

16.3.1 50% of the Vested Award Shares shall be so issued or transferred as soon as practicable after the Shares become Vested Award Shares;

16.3.2 the remaining 50% of the Vested Award Shares shall be so issued or transferred as soon as practicable following the first anniversary of the end of the Performance Period, but subject to Rule 16.4 below.

16.4 The number of Shares to be issued or transferred to an Awardholder as Vested Award Shares after the first anniversary of the end of the Performance Period shall be adjusted by the Committee in such manner as it deems fair and reasonable in order to maintain the Awardholder's position in the event of a variation of the share capital of the Company (including a rights issue, consolidation, sub-division, demerger or other variation as determined by the Committee) before such issue or transfer.

Effect of Restrictions upon Issue or Transfer of Vested Award Shares

16.5 Vested Award Shares may not be issued or transferred to or to the order of an Awardholder on any occasion if such issue or transfer would not then be in compliance with the Model Code.

16.6 If on any occasion the issue or transfer of any Vested Award Shares is restricted by reason of the Model Code or any other regulation, requirement or guidance issued by the London Stock Exchange or the UK Listing Authority and which relates to dealings in Shares by directors or employees of any member of the Group, such Shares shall be issued or transferred as soon as practicable after all such restrictions have been lifted.

17. AWARDS – TREATMENT OF LEAVERS

Leavers - General

17.1 Subject to Rule 17.2, Rule 17.5 and Rule 17.7 below, if an Awardholder Leaves for any reason prior to an issue or transfer of Vested Award Shares pursuant to either Rule 16.3.1 *(after end of Performance Period)* or Rule 16.3.2 *(12 months later)* above, then all of the Awardholder's rights under the Plan shall lapse and any Vested Award Shares that have not yet been issued or transferred to the Awardholder shall not be so issued or transferred.

Death, injury, disability, sale of business or subsidiary in Performance Period

17.2 If an Awardholder Leaves before the end of the Performance Period (or if later before the determination of the Performance Condition following the end of the Performance Period) and the reason for Leaving is either:-

17.2.1 death; or

17.2.2 injury or disability (evidenced to the satisfaction of the Committee); or

17.2.3 the fact that the office or employment by virtue of which he is eligible to participate in this Plan relates to a business or part of a business which is transferred to a person or company which is not a member of the Group; or

17.2.4 the fact that the company with which he holds the office or employment by virtue of which he is eligible to participate in this Plan is no longer a member of the Group; or

17.2.5 any other circumstances in which the Committee in its discretion determines that retention of Awards by an Awardholder would be in the best interests of the Company

the Grantor shall (subject to Rule 17.7) issue or transfer, or procure the issue or transfer to the Awardholder (or, if he has died, his Personal Representatives) of any Shares which are deemed to become Vested Award Shares pursuant to Rule 17.3 below, and such issue or transfer will be made at the times specified in Rule 17.4 below.

Additional Vesting – Leaving in Performance Period

17.3 Where an Awardholder Leaves in any of the circumstances specified at Rule 17.2 above, the following treatment will apply to his Award:-

17.3.1 the Awardholder will retain his Award until the Performance Condition and Earned Value Pool are determined after the end of the Performance Period; and

17.3.2 the maximum number of Shares capable of becoming Vested Award Shares will be calculated in accordance with Rule 16.2 above; and

17.3.3 the actual number of Vested Award Shares will be determined by applying a pro-rata reduction to the number of Shares referred to in Rule 17.3.2 on the basis of the ratio that the number of complete months from the commencement of the Performance Period to the Leaving Date bears to 36 months

PROVIDED THAT the Committee may in its discretion permit additional Shares to become Vested Award Shares by varying the application of the requirement to time pro-rate pursuant to Rule 17.3.3 above.

Leavers in Performance Period – time for transfer of Vested Award Shares

17.4 Where an Awardholder Leaves in any of the circumstances specified at Rule 17.2 above, Vested Award Shares will be issued or transferred to him (or to his order) as follows:-

17.4.1 subject to Rule 17.4.2 below:-

(a) 50% of the Vested Award Shares will be so issued or transferred as soon as practicable after the Shares become Vested Award Shares following the end of the Performance Period; and

(b) the remaining 50% of the Vested Award Shares will be so issued or transferred as soon as practicable following the first anniversary of the end of the Performance Period;

17.4.2 the Committee may, in its discretion permit all Vested Award Shares to be issued or transferred at the first of the times set out in Rule 17.4.1 above.

Death, injury, disability, sale of business following Performance Period

17.5 If an Awardholder who holds Vested Award Shares Leaves after the first issue or transfer of Vested Award Shares following the end of the Performance Period and the reason for Leaving is either:-

17.5.1 death; or

17.5.2 injury or disability (evidenced to the satisfaction of the Committee); or

17.5.3 the fact that the office or employment by virtue of which he is eligible to participate in this Plan relates to a business or part of a business which is transferred to a person or company which is not a member of the Group; or

17.5.4 the fact that the company with which he holds the office or employment by virtue of which he is eligible to participate in this Plan is no longer a member of the Group; or

17.5.5 any other circumstances in which the Committee in its discretion determines that retention of Awards by an Awardholder would be in the best interests of the Company

the Grantor shall (subject to Rule 17.7) issue or transfer, or procure the issue or transfer to the Awardholder (or, if he has died, his Personal Representatives) of his Vested Award Shares at the times specified in Rule 17.6 below.

Leavers after Performance Period – time for transfer of Vested Award Shares

17.6 Where an Awardholder Leaves in any of the circumstances specified at Rule 17.5 above, Vested Award Shares will be issued or transferred to him (or to his order) as follows:-

17.6.1 subject to Rule 17.6.2 below, Vested Award Shares will be transferred to him as soon as reasonably practicable after the first anniversary of the Performance Period; and

17.6.2 the Committee may, in its discretion, permit all Vested Award Shares that have not yet been issued or transferred to the Awardholder to be so issued or transferred as soon as practicable after the Awardholder's Leaving Date.

Leaving for Misconduct

17.7

17.7.1 If either:-

(a) an Awardholder Leaves by reason of Misconduct; or

(b) Leaves and the Company subsequently determines that before the Leaving Date circumstances had arisen in which the Awardholder's Employer was entitled to dismiss the Awardholder summarily

the Awardholder's Award shall immediately lapse and none of the Grantor, the Company or the Awardholder's Employer shall be under any obligation to issue or transfer or procure the issue or transfer or any Shares or of any interest in Shares pursuant to such Award including any Vested Award Shares that have not previously been so issued or transferred.

17.7.2 The provisions of Rule 17.7.1 shall have effect in relation to an Award regardless of whether the Performance Condition has then been satisfied.

PART D: PERFORMANCE CONDITION

18. **PERFORMANCE CONDITION**

18.1 In respect of all Awards which become effective following the Demerger Date, the Performance Condition shall be as specified in Schedule 1. In relation to any Awards made subsequently, the Committee shall determine the applicable Performance Condition consistently with the principles specified in Schedule 1.

18.2 After an Award has been granted the Committee may (with the consent of the Grantor, where appropriate), in appropriate circumstances, amend the Performance Condition if an event has occurred or events have occurred in consequence of which the Committee reasonably considers that the existing Performance Condition should be so amended **PROVIDED THAT** the Committee considers the varied Performance Condition fair and reasonable and not materially less challenging than the Performance Condition was when first set but for the event in question.

Deemed Vesting upon a Corporate Event

18.3 If, before the third anniversary of the Award Date, circumstances arise as mentioned in Rules 20 to 25 (Corporate Events) the Committee shall determine whether and to what extent any Performance Condition shall then be deemed to be satisfied having regard to the progress towards meeting any applicable Performance Condition.

Determination by the Committee

18.4 The questions of:-

18.4.1 whether and to what extent a Performance Condition is or is deemed to be satisfied; and

18.4.2 the number of Shares which become Vested Award Shares

shall be for the determination of the Committee whose decision shall be final and binding.

18.5 The Company shall, as soon as practicable, notify an Awardholder of the fact that a Performance Condition has been satisfied in whole or in part.

18.6 If the Performance Condition is not satisfied, all Awards shall lapse and the Awardholders shall never become entitled to any Shares pursuant to their Awards.

PART E: RECOVERY OF AWARD TAX LIABILITY

19. RECOVERY OF AWARD TAX LIABILITY

If, on any occasion, any Award Tax Liability arises in relation to, or in consequence of, anything done pursuant to this Plan, then unless:-

19.1 the Awardholder has previously made arrangements, satisfactory to the Company, for payment of his Award Tax Liability; or

19.2 the Awardholder has authorised the Grantor to the extent necessary to reimburse the Awardholder's Employer, to sell as agent for the Awardholder (at the best price which can reasonably be expected to be obtained at the time of sale) a sufficient number of Vested Award Shares, and to procure payment to the Awardholder's Employer out of the net proceeds of sale of such Shares (after deduction of all fees, commissions and expenses incurred in relation to such sale) of monies sufficient to satisfy the indemnity mentioned in Rule 12

the Grantor shall, to the extent necessary to reimburse the Awardholder's Employer, have the right to sell as agent for the Awardholder (as mentioned in Rule 19.2) a sufficient number of the Vested Award Shares, and to procure payment to the Awardholder's Employer, out of the net proceeds of sale of such Shares (after deduction of all fees, commissions and expenses incurred in relation to such sale) of monies sufficient to satisfy the indemnity mentioned in Rule 12 and/or the Awardholder's Employer shall have the right to deduct the requisite amount from the Awardholder's salary.

PART F: CORPORATE EVENTS

20. DEEMED VESTING

20.1 References in this Part F to Vested Award Shares are to be construed as references to Shares deemed to be Vested Award Shares in consequence of:-

20.1.1 a determination of the Performance Condition by the Committee pursuant to Rule 18.3;

20.1.2 calculation of the Earned Value Pool and calculation of Vested Award Shares on a basis consistent with Rule 16.

21. INTERNAL REORGANISATION

21.1 If:-

21.1.1 in consequence of a demerger, reorganisation, reconstruction or amalgamation, the Company will come under the Control of another company, or the business of the Company will then be carried on by another company and, in either case, substantially all of the persons who owned the Ordinary Share Capital immediately before such change of Control will immediately thereafter continue to have Control of the Company and will then own more than 50 per cent of the issued ordinary share capital of such other company (other than fixed-rate preference shares); and

21.1.2 holders of all Awards are each invited to accept an Exchange of Awards

then:-

(a) the following provisions of this Part F shall not apply; and

(b) all Awards shall lapse and cease to be exercisable at the end of the period of 21 days beginning with the date on which such invitation is made or, if later, the end of the period in which the Awardholder may accept such invitation.

21.2 The following provisions of this Part F shall have effect subject to this Rule 21.

22. DEMERGER

22.1 If:-

22.1.1 notice is given to shareholders of the Company of a proposed demerger of the Company or of any Subsidiary; and

22.1.2 the Committee is of the opinion, and the Independent Advisers have confirmed, that the interests of Awardholders would or might be substantially prejudiced by the proposed demerger

the Company may, as soon as practicable (but subject to Rule 22.2) issue or transfer, or procure the transfer to, Awardholders of the Shares (if any) which, in accordance with Rule 20, then become Vested Award Shares.

22.2 If circumstances falling within Rule 22.1 above occur within 12 months of the Award Date, the number of Vested Award Shares determined under Rule 20 will be reduced on a time pro-rata basis (calculated by reference to the proportion of the Performance Period that has then elapsed). However, the Committee may, if it believes it is appropriate, apply the time pro-rating calculation by reference to a proportion which exceeds the proportion of the Performance Period that has elapsed at that time.

22.3 For the avoidance of doubt, if the Committee considers that the Performance Condition has not been met in accordance with Rule 18.3, all Awards shall lapse.

23. STATUTORY RECONSTRUCTION

23.1 Subject to Rule 23.2, if the court sanctions a compromise or arrangement proposed for the purposes of or in connection with a scheme for the reconstruction of the Company or its amalgamation pursuant to section 425 of the Companies Act 1985, the Company may notify Awardholders that it will as soon as practicable issue or transfer or procure the issue or transfer to Awardholders of the Shares (if any) which, in accordance with Rule 20, then become Vested Award Shares.

23.2 If circumstances falling within Rule 23.1 above occur within 12 months of the Award Date, the number of Vested Award Shares determined under Rule 20 will be reduced on a time pro-rata basis (calculated by reference to the proportion of the Performance Period that has then elapsed). However, the Committee may, if it believes it is appropriate, apply the time pro-rating calculation by reference to a proportion which exceeds the proportion of the Performance Period as has elapsed at that time.

23.3 For the avoidance of doubt, if the Committee considers that the Performance Condition has not been met in accordance with Rule 18.3, all Awards shall lapse.

24. CHANGE OF CONTROL

24.1 If any person:-

24.1.1 obtains Control of the Company as a result of making a general offer to acquire Shares in the Company; or

24.1.2 having obtained such Control, makes such an offer

then the Company shall, as soon as practicable after becoming aware of that event (and subject to Rule 24.3) issue or transfer or procure the issue or transfer to Awardholders of such Shares (if any) which, in accordance with Rule 20, then become Vested Award Shares.

24.2 For the purposes of the preceding provisions of this Rule 24 a person shall be deemed to have Control of the Company if he, and others acting in concert with him, have together obtained Control of it.

24.3 In circumstances falling within Rule 24.1 above occur within 12 months of the Award Date, the number of Vested Award Shares determined under Rule 20 will be reduced on a time pro-rata basis (calculated by reference to the proportion of the Performance Period that has then elapsed). However, the Committee may, if it believes it is appropriate, apply the time pro-rating calculation by reference to a proportion which exceeds the proportion of the Performance Period as has elapsed at that time.

24.4 For the avoidance of doubt, if the Committee considers that the Performance Condition has not been met in accordance with Rule 18.3, all Awards shall lapse.

25. WINDING-UP

25.1 If notice is given to holders of Shares of a resolution for the voluntary winding-up of the Company, then the Company shall, as soon as practicable after becoming aware of that event (and subject to Rule 25.2) notify Awardholders that it will as soon as practicable issue or transfer or procure the issue or transfer to Awardholders of such Shares (if any) which, in accordance with Rule 20, then become Vested Award Shares.

25.2 If circumstances falling within Rule 25.1 above occur within 12 months of the Award Date, the number of Vested Award Shares determined under Rule 20 will be reduced on a time pro-rata basis (calculated by reference to the proportion of the Performance Period that has then

elapsed). However, the Committee may, if it believes it is appropriate, apply the time pro-rating calculation by reference to a proportion which exceeds the proportion of the Performance Period as has elapsed at that time.

25.3 All Awards shall immediately lapse and cease to be exercisable upon the commencement of a winding-up of the Company.

25.4 For the avoidance of doubt, if the Committee considers that the Performance Condition has not been met in accordance with Rule 18.3, all Awards shall lapse.

PART G: AMENDMENTS

26. **ALTERATION OF THE PLAN**

26.1 The Committee may make any alteration or amendment to this Plan, including such alterations or amendments as may be necessary to take account of any comments of the UK Listing Authority, prior to the Demerger Date.

26.2 The Committee may thereafter alter or amend any of the provisions of this Plan in any respect **PROVIDED THAT**:-

26.2.1 no such alteration or amendment shall be made to the advantage of existing or new Awardholders to the provisions relating to eligibility to participate, the individual and overall limitations on the making of Awards, the basis for determining Awardholders' rights to acquire Shares and the adjustment of such rights in the event of a variation of the Ordinary Share Capital or to this Rule 26 without the prior approval by ordinary resolution of the shareholders of the Company **SAVE THAT** the provisions of this Rule 26.2 shall not apply to the extent that such alteration or amendment is in the opinion of the Committee a minor amendment which is necessary or appropriate:-

(a) to benefit the administration of this Plan;

(b) to take account of any change in legislation or developments in the law; or

(c) to obtain or maintain favourable tax, exchange control or regulatory treatment for existing or new Awardholders, the Company, any Subsidiary or any Associated Company; and

26.2.2 if, in relation to any Awards, the Grantor is not the Company, no alteration or addition shall be made to the terms of such Awards without the approval of the Grantor.

26.3 As soon as reasonably practicable after making any such alteration or addition the Committee shall (on behalf of the Grantor) give notice to every Awardholder (if any) affected thereby.

26.4 After the Demerger Date, no alteration shall be made to the terms of any Award without the prior consent of the Awardholder if such alteration would, in the opinion of the Committee, materially prejudice the rights or entitlements of such Awardholder.

PART H: MISCELLANEOUS

27. SERVICE OF DOCUMENTS

27.1 Except as otherwise provided in this Plan, any notice or document to be given by, or on behalf of, the Company or other Grantor or any plan administrator to any person in accordance or in connection with this Plan shall be duly given:-

27.1.1 by sending it through the post in a pre-paid envelope to the address last known to the Company to be his address and, if so sent, it shall be deemed to have been duly given on the date of posting; or

27.1.2 if he holds office or employment with any member of the Group or any Associated Company, by delivering it to him at his place of work or by e-mail or by sending to him a facsimile transmission addressed to him at his place of work and if so sent it shall be deemed to have been duly given at the time of transmission **SAVE THAT** a notice or document shall not be duly given by e-mail unless that person is known by his employer company to have personal access during his normal business hours to information sent to him by e-mail.

27.2 Any notice or document so sent to an Eligible Employee or Awardholder shall be deemed to have been duly given notwithstanding that such Awardholder is then deceased (and whether or not the Company or other Grantor has notice of his death) except where his Personal Representatives have established their title to the satisfaction of the Company and supplied to the Company an alternative address to which documents are to be sent.

27.3 Any notice in writing or document to be submitted or given to the Grantor, the Company or a plan administrator in accordance or in connection with this Plan may be delivered, sent by post, facsimile transmission or e-mail but shall not in any event be duly given unless it is actually received (or, in the case of an e-mail, opened) by the Secretary of the Company or such other person as may from time to time be nominated by the Company and whose name and address is notified to Awardholders.

27.4 For the purposes of this Plan, an e-mail shall be treated as not having been duly sent or received if the recipient of such e-mail notifies the sender that it has not been opened because it contains, or is accompanied by a warning or caution that it could contain or be subject to, a virus or other computer programme which could alter damage or interfere with any computer software or e-mail.

28. STAMP DUTY

Any stamp duty or stamp duty reserve tax payable in respect of a transfer of Shares to, or to the order of, an Awardholder (other than stamp duty or stamp duty reserve tax payable on a sale of Shares by the Grantor at the direction of the Awardholder) shall be paid by the Company or, if different, the Grantor (who shall be reimbursed by the Company).

29. JURISDICTION

29.1 This Plan and any Award shall be governed by and construed in all respects in accordance with the laws of England and Wales.

29.2 The courts of England shall have exclusive jurisdiction in relation to any claim, dispute or difference concerning an Award and any matter arising from or in relation to this Plan.

30. PURCHASES BY TRUSTEE

An Awardholder may, subject to the Model Code, direct the Trustee to sell Vested Award Shares on his behalf and, in this event, such Shares may, if the Trustee so determines, be purchased by the Trustee **PROVIDED THAT** the price per Share paid by the Trustee is not less than the Market Value of a Share on the date of purchase.

31. THIRD PARTY RIGHTS

Except as otherwise expressly stated to the contrary, neither this Plan nor the making of any Award shall have the effect of giving any third party any rights under this Plan pursuant to the Contracts (Rights of Third Parties) Act 1999 and that Act shall not apply to this Plan or to the terms of any Award under it.

SCHEDULE 1

PERFORMANCE CONDITION FOR INITIAL AWARDS MADE ON OR AFTER THE DEMERGER DATE

1. The Performance Condition set out below shall apply to initial Awards made on or after the Demerger Date.

2. **DEFINITIONS**

2.1 In this Performance Condition, the following words and expressions shall have the following meanings:-

"Net Return Index"	an index calculated to reflect movements in share price over a period and dividends reinvested on a net basis (without any associated tax credit) in shares on the ex-dividend date
"Performance Period"	the period of 3 years beginning with the Demerger Date and ending on the third anniversary of the Demerger Date
"Total Shareholder Return"	$\frac{TSR2}{TSR1}$ minus 1 where: TSR1 in relation to the Company is its initial Net Return Index calculated using an average of the middle-market quotations of a Share as derived from the Daily Official List over each Dealing Day in the month following the Demerger Date TSR2 in relation to the Company is its average Net Return Index over each Dealing Day during the last three months of the Performance Period (or the whole of the Performance Period where it is less than three months)

2.2 All the words and expressions defined in the rules of the Plan shall bear the same meaning when used in this Performance Condition.

3. **PERFORMANCE CONDITION**

3.1 The Performance Condition in this Schedule 1:-

3.1.1 requires the Company's Total Shareholder Return growth over the Performance Period to equal or exceed 30% (0.3);

3.1.2 requires that the Committee must be satisfied that the recorded TSR is a genuine reflection of the Company's underlying performance; and

3.1.3 if the Committee so determines in its discretion, in respect of 40% of the Awardholder's Award Percentage, additionally requires the Committee to be satisfied with regards to the Awardholder's individual contribution over the Performance Period.

3.2 If the Performance Condition specified in this Schedule 1 is not satisfied in full at the end of the Performance Period, an Award shall lapse.

4. **CURTAILMENT OF PERFORMANCE PERIOD**

4.1 If an event as described in Rules 20 to 25 (*Corporate Events*) occurs, then:

4.1.1 in accordance with Rule 18.3, the Committee shall determine whether and to what extent the Performance Condition shall be deemed to be satisfied;

4.1.2 any such determination shall be made by the Committee as constituted immediately before the event; and

4.1.3 the end of the Performance Period will be:-

(a) on a demerger (Rule 22), the giving of notice to shareholders;

(b) on a statutory reconstruction (Rule 23), the date of court sanction;

(c) on a change of Control (Rule 24), the Company becoming aware of the change of Control;

(d) on a voluntary winding up (Rule 25), the giving of notice to shareholders.

5. **METHODOLOGY**

5.1 The Committee may make such adjustments to the Performance Condition as it considers appropriate to take account of any factor which it considers to be relevant, including (but not limited to):-

5.1.1 changes in accounting standards; or

5.1.2 a capital re-organisation of the Company including without limitation any capitalisation issue, rights issue, sub-division or consolidation of share capital, reduction of capital or exempt distribution within the meaning of Section 213 of the Income and Corporation Taxes Act 1988, or a demerger.

5.2 The calculations of the Committee shall be final and binding and shall not be open to question.

5.3 If after an Award has been granted, the Committee considers that the use of an alternative methodology for calculating Total Shareholder Return would be more convenient, the Committee may amend its methodology **PROVIDED THAT** such amendment may only be one which the Committee considers will result in the relevant Performance Condition being materially no more or no less difficult to satisfy than it would have been without such amendment.

SCHEDULE 2

CALCULATION OF EARNED VALUE POOL

1. This Schedule 2 provides for calculation of the Earned Value Pool.

2. **DEFINITIONS**

2.1 In this Schedule 2, the following words and expressions shall have the following meanings:-

"Base Share Price"	the average of the middle-market quotations of a Share as derived from the Daily Official List over each Dealing Day in the month following the Demerger Date
"Initial IPF Shares"	the number of Shares issued to shareholders in connection with the demerger of the Company from Provident Financial plc
"Increase in Shareholder Value"	is to be calculated in accordance with clause 3 below
"Total Shareholder Return Growth over the Performance Period"	is to be calculated on a consistent basis with the calculation of Total Shareholder Return in Schedule 1

2.2 All the words and expressions used in the Plan shall bear the same meaning when used in this Schedule 2.

3. For the purposes of this Schedule 2, the Increase in Shareholder Value is calculated as follows:-

(Initial IPF Shares x Base Share Price) x *(Total Shareholder Return Growth over the Performance Period)*

4. For the purposes of this Schedule, the Earned Value Pool is 3% of the Increase in Shareholder Value unless the Committee, in accordance with Rule 9.2, determines that the Earned Value Pool is a greater percentage of the Increase in Shareholder Value but not more than 3.5% of the Increase in Shareholder Value.

DISPLAY COPY



THE INTERNATIONAL PERSONAL PLC FINANCE EXCHANGE SHARE SCHEME 2007

Established by a resolution of the
Remuneration Committee of the
Company on 19 June, 2007

SLAUGHTER AND MAY
One Bunhill Row,
London EC1Y 8YY
(Ref: RXD)

PN071470001

THE INTERNATIONAL PERSONAL FINANCE PLC EXCHANGE SHARE SCHEME 2007

CONTENTS

1. INTERPRETATION AND CONSTRUCTION

1.1 Definitions

In this Scheme:

"2006 Schemes"	means the Provident Financial Long Term Incentive Scheme 2006 and the Provident Financial Executive Share Option Scheme 2006;
"Award"	means a contingent right to a transfer of Shares to an Eligible Employee pursuant to Rule 2;
"Committee"	means the Remuneration Committee of the board of directors of the Company;
"Company"	means International Personal Finance plc;
"Control"	has the meaning given to it by section 840 of the Income and Corporation Taxes Act 1988;
"Date of Grant"	means the date on which an Award is granted or such earlier date as the Committee determines;
"Eligible Employee"	means any senior executive of the Company or any member of the Group who was granted an option or an award under one of the 2006 Schemes.
"Employee Trust"	means the International Personal Finance Employee Benefit Trust or any other trust from time to time designated by the Committee;
"Financial Year"	means a financial year of the Company as that expression is defined in section 742 of the Companies Act 1985;
"Group"	means the Company and its Subsidiaries, and "member of the Group" shall be construed accordingly;
"Market Value"	means such value of a Share as the Committee may determine being not less than the closing price at which a Share may be bought on the relevant date as shown in the Official List of the London Stock Exchange;
"Original Award"	means the option or award, as the case may be, granted under one of the 2006 Schemes;
"Participant"	means the holder of an Award or, where the context admits or requires, his personal representatives;

"Rules"	means the rules of this Scheme;
"Scheme"	means this scheme in its present form or with and subject to any amendment to it for the time being in force;
"Shares"	means fully-paid Ordinary Shares in the capital of the Company;
"Subsidiary"	has the meaning given to it by section 736 of the Companies Act 1985;
"Trustees"	means the trustees of the Employee Trust from time to time;
"Vesting Date"	means, in relation to any Award, the date specified by the Committee at the Date of Grant being the first date on which the corresponding Original Award in relation to which the Award is being granted would have vested or become exercisable if the relevant performance condition had been met in the normal course being no earlier than the third anniversary of the Original Award's date of grant;

1.2 Construction

1.2.1 Where the context so admits, any reference in these Rules:

(i) to the singular number shall be construed as if it referred also to the plural number and vice versa,

(ii) to the masculine gender shall be construed as though it referred also to the feminine gender, and

(iii) to a statute or statutory provision shall be construed as if it referred also to that statute or statutory provision as for the time being amended or re-enacted.

1.2.2 The headings to the Rules are for reference purposes only and shall not affect the meaning or construction of the Rules.

1.3 Governing law

This Scheme and any Award granted under it are governed by, and must be construed in accordance with, English law.

2. GRANT OF PARTICIPATION

2.1 Operation of Plan

2.1.1 The Committee must ensure that the Scheme is not operated at any time, or in any circumstances, when to do so would contravene the provisions of the Criminal Justice

Act 1993, the Company's share dealing code, the Listing Rules of The Financial Services Authority or any other applicable laws or regulations.

2.2 **Grant of Awards**

2.2.1 On, or as soon as reasonably practicable after the establishment of the Plan the Company (or the Trustees) shall grant to each Eligible Employee an Award, subject to the terms of the Scheme.

2.2.2 The Committee (if applicable, on behalf of the Trustees) must, as soon as practicable after the Date of Grant, issue to each Eligible Employee to whom an Award has been granted an award certificate.

2.2.3 If any award certificate becomes worn out, defaced, destroyed or lost, the Committee must replace it on such evidence being provided, and on such terms, as the Committee may determine.

2.3 **Individual Limit**

2.3.1 Each Award must be limited, and must therefore take effect, so that the total Market Value of the Shares under the Award does not exceed the value of the corresponding Original Awards, as determined by the Committee.

3. **VESTING**

3.1 **Vesting**

Where a Participant's Award vests prior to the Vesting Date then the number of Shares which will vest shall be the number of Shares comprised in the Award calculated using the following formula (rounded down to the nearest whole number):

$$A \times \frac{(B+C)}{36}$$

where A equals the total number of Shares subject to the Award; B equals the number of complete months between the Date of Grant and the date the Participant's Award vests subject to a maximum of 36; and C equals the number of complete months between the date of grant of the corresponding Original Award and the Date of Grant.

Any Shares which do not vest under this Rule 3.1 shall lapse immediately, except as otherwise expressly provided in Rule 6.

3.2 **Procedure on Vesting**

Subject to Rule 7 (Withholding obligations), within 30 days of the date on which the Awards vest pursuant to these Rules, the Company must procure the transfer to the Participant of the relevant number of Shares and send to the Participant a share certificate or other document of title for the relevant number of Shares.

4. VESTING AND LAPSING OF AN AWARD

4.1 Vesting of Awards

A Participant's Award will vest, in accordance with Rule 3.1 where applicable, in the Participant or, if deceased, in his personal representatives on the earliest of the following events:

(a) the Vesting Date;

(b) the death of the Participant;

(c) the Participant ceasing to be employed by any member of the Group in circumstances where Rule 4.3 applies; and

(d) in accordance with Rule 5 (Change of Control and liquidation).

4.2 Cessation of employment - general

4.2.1 Cessation of employment shall mean where a Participant's employment ceases either because he gives or is given notice terminating his employment with the Group or his employment with the Group otherwise terminates for any reason whatsoever.

4.2.2 A female Participant who has a right to return to work pursuant to the Employment Rights Act 1996, shall only cease to be employed within the Group from the time when she has not exercised and is no longer capable of exercising a right to return to work, pursuant to that Act.

4.3. Cessation of employment - vesting of Awards

This Rule 4.3 applies if the Participant ceases to be employed within the Group by reason of:

(a) injury, ill-health or disability; or

(b) *redundancy* (within the meaning of the Employment Rights Act 1996); or

(c) a transfer of the undertaking or part-undertaking in which the Participant is employed to a person other than a member of the Group; or

(d) the company by which the Participant is employed ceasing to be under the control of the Company; or

(e) retirement at his normal retirement age;or

(f) such other reason as the Committee may in its discretion approve.

4.4 **Lapse of Awards**

A Participant's Award will lapse immediately upon the earliest to happen of the following events:

(a) the Participant being adjudicated bankrupt;

(b) any breach or purported breach of Rule 7 (Non-transferability of Awards) below; or

(c) on the cessation of employment, for reasons other than as set out in Rule 4.3 above.

5. **CHANGE IN CONTROL AND LIQUIDATION**

5.1 **Change in Control**

5.1.1 Subject to Rule 5.5 this Rule 5.1 applies if any person (either alone or together with any person acting in concert with him):

(i) obtains Control of the Company, or

(ii) having such Control, makes a general offer to acquire all the Shares of the Company (other than those which are already owned by him and/or any person acting in concert with him).

5.1.2 Each Award shall vest, subject to Rules 3.1 and 5.4, on the date when the person obtains Control, or, as the case may be, makes the Offer.

5.2 **Scheme of arrangement**

5.2.1 Subject to Rule 5.5 this Rule 5.2 applies if under section 425 of the Companies Act 1985 the court sanctions a compromise or arrangement between the Company and its members proposed for the purposes of, or in connection with, a scheme for the reconstruction of the Company or its amalgamation with any other company or companies.

5.2.2 Each Award shall vest, subject to Rules 3.1 and 5.4, on the date upon which the compromise or arrangement is sanctioned by the courts.

5.3 **Liquidation**

Subject to Rule 5.5 if an effective resolution is passed or an order is made for the winding-up of the Company, each Award shall vest, subject to Rules 3.1 and 5.4, on the passing of the resolution.

5.4 **Discretion of Committee**

Where an Award vests in accordance with this Rule 5, the Committee may determine that, having given full consideration to the Company's performance over the shorter period, that the Award should vest to a greater extent than as set out in Rule 3.1

5.5 **Overriding provision**

Notwithstanding the earlier provisions of this Rule, if:

- the events referred to in Rule 5 are part of an arrangement which will mean that either:

    (i) the Company will be under the Control of another company; or

    (ii) *the Company's businesses will be separated* so that they are owned by two or more companies; and

- in the case of (i) above, the persons who own Shares in the Company immediately before the change of Control will immediately afterwards own more than 75% of the shares in that other company or in the case of (ii) above, the persons who own Shares in the Company immediately before the separation own more than 75% of the shares in each of the relevant companies immediately after the separation; and

- Participants are to be offered substitute Awards (with or without performance targets),

then the Committee may at its absolute discretion determine that unvested Awards will not vest.

6. **WITHHOLDING OBLIGATIONS**

6.1 **Application of Rule**

This Rule 6 applies if a Participant is liable to tax, duties or other amounts on the vesting of his Award and his employer or former employer is liable to make a payment to the appropriate authorities on account of that liability.

6.2 **Authority to sell Shares**

It is a condition of the vesting of an Award that the Participant hereby authorises the sale of sufficient of the Shares which are the subject of an Award so that the net proceeds of sale are as nearly as possible equal to, but not less than, the payment which the *employer or former employer* is required to pay to the appropriate authorities. The Company must account to the employer or former employer for the net proceeds of sale.

6.3 **Exclusion**

This Rule 6 shall not apply, however, if the Participant makes alternative arrangements to the satisfaction of his employer or former employer.

6.4 **NIC Liability**

This Rule applies if the Award has been granted subject to a condition that the Participant must reimburse any person for some or all of any NIC liability arising on the grant or vesting of the Award or if the Participant must subsequently agree to do so or if he has entered into an election to transfer some or all of that NIC liability to himself.

The Participant must either pay to that person the amount which it needs to pay (or has paid) the appropriate authorities or agree to other arrangements approved by the Committee. If he does not do so within such a period as is specified by the Committee then, to the extent necessary to make sure that the Participant complies with his obligations, he will be deemed to have authorised the disposal of some or all of the Shares to which he is entitled on the vesting of his Award and the payment of the net proceeds of sale to that person.

7. **NON-TRANSFERABILITY OF AWARDS**

Each Award is personal to the Participant and his personal representatives and, accordingly, where a Participant transfers, assigns, charges, encumbers or otherwise alienates his Award or creates in favour of any third party any interest therein or, in any case, attempts so to do, or a bankruptcy order is made in respect of him (or any similar event occurs under the laws of any other country), his Award shall be forfeited.

8. **LOSS OF OFFICE**

Participation in the Scheme by a Participant is a matter entirely separate from, and shall not affect, his pension rights and terms of employment and, in particular (but without limitation), if a Participant shall for any reason cease to be employed by a member of the Group or his Award should be forfeited, he shall not be entitled to any compensation by reference to the rights granted to, or the benefits capable of being received by, him under this Scheme or for any loss or diminution in value of such rights or benefits.

9. **VARIATION OF CAPITAL**

9.1 **General**

Rule 9 applies if there is a variation in the share capital of the Company or in such other circumstances as the Committee considers appropriate.

9.2 **Adjustment of Options**

Subject to the rest of Rule 9, the Committee may adjust each Award in any way that it thinks appropriate. The Board's decision will be final.

The adjustment may be to the nominal amount or the number of Shares under the Award. The adjustment must, however, be on the basis that, so far as possible, there is no material change to the total value of the Shares subject to the Award.

9.3 **Notification of adjustment**

The Company must tell each Participant of any adjustment to his Award as soon as possible after the Committee's decision.

10. GENERAL

10.1 Administration

10.1.1 Save as otherwise provided in the Rules, the Scheme shall be administered by the Committee.

10.1.2 The Committee may from time to time make and amend such regulations for the implementation and administration of the Scheme as it thinks fit.

10.1.3 Any disputes regarding the interpretation of the Scheme, and of the rights or obligations of any person under the Scheme shall be determined by the Committee whose decision shall be final and binding on all persons.

10.2 Power of amendment

10.2.1 The Committee may at any time and from time to time amend or add to the Scheme in any respect provided that no amendment or addition shall be made which would affect adversely any of the subsisting rights of a Participant except with his consent in writing (unless at least 75% of the Participants in the Scheme at that time have given their consent in writing to the amendment) or which would be to the advantage of Participants without the prior approval of the Company in general meeting. However, the prior approval of the Company in general meeting will not be required for amendments which maintain or obtain favourable tax, exchange control, or regulatory treatment for the Participants or any member of the Group or for minor amendments to benefit the administration of the Scheme.

10.2.2 The Committee shall give written notice to all Participants of any amendment or alteration made in accordance with this Rule 10.2 which affects their rights.

10.3 Termination

No Awards will be granted under the Scheme after 31 December 2007.

10.4 Not pensionable

Awards granted under the Scheme are not pensionable.

11. NOTICES

11.1 To Eligible Employees and Participants

11.1.1 Save as otherwise provided herein, any notice or document to be given by the Committee and/or the Company and/or the Trustees to any Eligible Employee or Participant may be given through normal internal communications or by personal

delivery or by sending it by ordinary post to his last known address or by facsimile to his number registered with the Company, while still an Eligible Employee.

11.1.2 Where a notice or document is sent by post it shall be deemed to have been received 72 hours after it was put into the post properly addressed and stamped.

11.1.3 All notices and documents sent by post will be sent at the risk of the Eligible Employee or Participant concerned. Neither the Company nor any of its Subsidiaries nor the Trustees shall have any liability whatsoever to any Eligible Employee or Participant in respect of any notice or document sent, nor shall the Company or any of its Subsidiaries or the Trustees be concerned to see that any Eligible Employee or Participant actually receives it.

11.2 **To the Company**

Save as otherwise herein provided, any notice or document given by an Eligible Employee or a Participant to the Company or the Committee shall be delivered or sent to the Company at its registered office (or at such other place or places as the Committee may from time to time determine and notify to Eligible Employees and Participants) and be effective upon receipt.

11.3 **To the Trustees**

Save as otherwise herein provided, any notice or document given by an Eligible Employee or a Participant to the Trustees shall be delivered or sent to the Trustees care of the Company at its registered office (or at such other place or places as the Trustees may from time to time determine and notify to Eligible Employees and Participants) and be effective upon receipt.

12. **LIMITS ON SHARES**

12.1 **Limits**

The Committee must make sure that the number of newly issued Shares which are used for the purposes of the Scheme does not exceed either of the limits set out in Rules 12.3 or 12.4.

12.2 **Interpretation**

In this Rule 12:

- an **award** means any right to acquire or receive Shares whether conditional or unconditional;
- a **discretionary** scheme is a scheme in which those taking part are senior employees and directors chosen at the discretion of the body administering the scheme;

- an **employee share scheme** means any scheme for employees of the Group which has been approved by the Company in general meeting;

- **equity share capital** has the same meaning as in section 744 (*Expression used generally in this Act*) of the Companies Act 1985;

- the word **issue** means the allotment and issue of Shares forming part of the authorised but unissued share capital of the Company; derivative expressions will be construed accordingly;

- no account will be taken of Shares acquired by an employee or former employee (or the personal representatives of such a person) where the Shares are acquired for a price equal to their market value at or about the date of acquisition;

- subject to the following point, no account will be taken of an award if and to the extent that the Committee considers that it will be satisfied by the transfer of existing Shares; and

- any Shares issued or remaining issuable to the trustee of any trust which were used or which are to be used to satisfy awards granted under an employee share scheme must be treated as having been issued or as remaining issuable in respect of those awards unless the Shares were acquired by the trustee pursuant to a rights issue or other opportunity offered to the trustee in respect of shares held by it and acquired otherwise than by subscription.

12.3 10% in Ten Years

The limit for this Rule is 10% of the number of shares comprised in the Company's *equity share capital* on the day before the date of grant of the award, less the total number of:

- Shares issued in respect of awards granted within the previous 10 years under any employee share scheme;

- Shares remaining issuable in respect of awards granted on the same date or within the previous 10 years under any employee share scheme; and

- Shares issued on the same date or within the previous 10 years under any employee share scheme otherwise than in respect of an award.

12.4 5% in Ten Years

The limit for this Rule is 5% of the number of shares comprised in the Company's equity share capital on the day before the date of grant of the award, less the total number of:

- Shares issued in respect of awards granted within the previous 10 years under any discretionary employee share scheme;

- Shares remaining issuable in respect of awards granted on the same date or within the previous 10 years under any discretionary employee share scheme; and
- Shares issued on the same date or within the previous 10 years under any discretionary employee share scheme otherwise than in respect of an award.



DISPLAY COPY

INTERNATIONAL PERSONAL FINANCE

Rules of the International Personal Finance plc Employee Savings-Related Share Option Scheme

Adopted by the Company on 19 June 2007

Received formal approval by the Board of Her Majesty's Revenue and Customs ("HMRC")

on

under reference

INTERNATIONAL PERSONAL FINANCE plc

EMPLOYEE SAVINGS-RELATED SHARE OPTION SCHEME

CONTENTS

INTERNATIONAL PERSONAL FINANCE plc

EMPLOYEE SAVINGS-RELATED
SHARE OPTION SCHEME

RULES

1. INTERPRETATION AND CONSTRUCTION

Definitions

(a) In this Scheme except where the context otherwise requires the following expressions shall have the following meanings:

Acquiring Company — Any company which:

(a) has obtained Control of the Company either:

(i) as a result of making a Takeover Offer; or

(ii) in pursuance of a Compromise; or

(b) has served a Buy OutNotice or Notices.

Acquiring Person — Any person not being an Acquiring Company who:

(a) either alone or together with any person acting in concert with him has obtained Control of the Company as a result of making a Takeover Offer or otherwise; or

(b) having such Control makes a general offer to acquire the whole of the issued Ordinary Share Capital of the Company (other than that which is already owned by him and/or any person acting in concert with him).

Acquisition Price — The amount payable on and for the exercise of an Option being the product (after any adjustment pursuant to Rule 3(b)) of the Option Price and the number of Scheme Shares in respect of which the Option is exercised.

the Act — The Income Tax (Earnings and Pensions) Act 2003.

Appropriate Period — In relation to:

(a) a Takeover Offer means the period of 6 months beginning with the time when the person making the Takeover Offer has obtained Control of the Company and any conditions subject to which the Takeover Offer is made is satisfied;

(b) a Compromise means the period of 6 months beginning with the time when the court sanctions the Compromise;

(c) a Buy OutNotice means the period during which the Acquiring Company is entitled and bound to acquire shares on the terms of the offer contained in such Buy Out Notice;

(d) an Acquiring Person who obtains Control, or who having Control of the Company makes a general offer for the whole of the issued Ordinary Share Capital of the Company, means the period of 6 months beginning with the time when the Acquiring Person obtains Control or makes the offer as the case may be.

Approval Date — The date on which this Scheme is formally approved by the Board of HMRC.

Associated Company — Any associated company of the Company as defined by paragraph 47 of Schedule 3.

Auditors — The auditors for the time being of the Company or where there are joint auditors such one of them as the Directors shall nominate.

Bonus — Any sum payable by way of terminal bonus under a Savings Contract, being the additional payment made by the Savings Authority when repaying contributions made under a completed Savings Contract.

Bonus Date — where the repayment under the Savings Contract is taken as including the Seven Year Bonus, the earliest date on which the Seven Year Bonus is payable, or

for a Savings Contract under which a Five Year Bonus is payable, the earliest date on which that Five Year Bonus is payable following 60 monthly

payments; or

for a Savings Contract under which a Three Year Bonus is payable, the earliest date on which that Three Year Bonus is payable following 36 monthly payments.

Buy Out Notice	In relation to the Company means a notice served by a person who has become entitled to serve such notice on the shareholders of the Company under Schedule 2 Takeovers Directive (Interim Implementation) Regulations 2006.
the Company	International Personal Finance plc.
Compromise	In relation to the Company means a compromise or arrangement sanctioned by the court under section 425 of the Companies Act 1985.
Continuous Service	Continuous employment within the meaning given by Chapter I of Part XIV of the Employment Rights Act 1996.
Control	Control as defined in section 840 of ICTA.
Date of Grant	The date on which an Option is granted to an Eligible Employee in accordance with the provisions of Rule 5(e).
Dealing Day	A day on which transactions take place on the London Stock Exchange.
Directors	The Board of Directors of the Company or a duly authorised committee thereof.
Eligible Employee	(i) Any person who is not prohibited from participating in the Scheme by reason of the provisions of paragraph 11 of Schedule 3 of the Act and who:-

(a) is a director or employee of a Group Company; and

(b) in the case of a director, on the Qualification Date, was contracted to work a minimum of 25 hours per week (excluding lunch breaks and

annual holidays); and

(c) is chargeable to tax in respect of his office or employment under sections 15 or 21 of the Act; and

(d) on the Qualification Date had not less than six months Continuous Service or such other period of Continuous Service as the Directors may from time to time determine (provided such period is not greater than a period of 5 years immediately preceding the relevant Date of Grant).

(ii) any other director or employee of a Group Company who is not prohibited from participating by reason of paragraph 11 of Schedule 3 whom the Directors may in their sole discretion approve.

Employees' Share Scheme An employees' share scheme as defined in section 743 of the Companies Act 1985.

Exercise Period Any period during which Options may be exercised as set out in *Rules 7(a) to 7(f) and Rule 9.*

Five Year Bonus the Bonus which is payable at the earliest at the end of the period of five years from the starting date of the Savings Contract.

Grant Period Any period of 42 days:

(i) immediately succeeding the Approval Date;

(ii) immediately succeeding the date when *Scheme Shares* are admitted to trading on the London Stock Exchange;

(iii) immediately succeeding the date of any Annual General Meeting of the Company;

(iv) commencing on the Dealing Day immediately following the date of an announcement by the London Stock Exchange (or where there is no announcement, the publication) of the

Company's annual or interim results;

(v) commencing on the Dealing Day immediately following the date of the lifting of such restrictions as are specified in Rule 5(h);

(vi) commencing on the Dealing Day immediately following the coming into operation of any alterations to Schedule 9 in respect of savings-related share option schemes or to the certified contractual savings scheme regulations established pursuant to section 326 of ICTA or the announcement of a new Savings Contract prospectus.

Group Company — The Company or a company which is for the time being a Subsidiary over which the Company has Control and which has been nominated by the Directors to participate for the time being in this Scheme.

HMRC — Her Majesty's Revenue and Customs.

ICTA — The Income and Corporation Taxes Act 1988.

Listed Company — A company whose shares are traded on or dealt in on either the London Stock Exchange, the Alternative Investment Market or on any other recognised stock exchange for the purposes of ICTA.

London Stock Exchange — The London Stock Exchange Limited or any successor body.

Market Value — The middle market quotation of a Scheme Share as derived from the London Stock Exchange Daily Official List on the immediately preceding Dealing Day or, if at the relevant time the Scheme Shares are not listed in the Daily Official List, the market value of a Scheme Share determined in accordance with Part VIII of the Taxation of Chargeable Gains Act 1992, and agreed with the Board of HMRC, on the relevant date or dates.

Normal Retirement Date — The age at which an employee is bound to retire in accordance with the terms of his contract of employment.

Option A right to acquire Scheme Shares granted under the provisions of this Scheme and for the time being subsisting.

Option-holder A person who holds an Option, or (where the context admits) his personal representatives.

Option Price The price per Scheme Share determined by the Directors being:

(a) in the case of an Option to be satisfied by the issue by the Company of Scheme Shares not less than the greater of:-

(i) the nominal value of a Scheme Share; and

(ii) 80 per cent. of the Market Value of such a Scheme Share on the date selected by the Directors for an announcement made pursuant to Rule 4(a) or on such earlier date or dates (the "Valuation Date") as may be agreed in writing with the Board of HMRC; or

(b) *in the case of an Option to be satisfied by the* transfer of Scheme Shares, not less than 80 per cent. of the Market Value of a Scheme Share on the relevant date or dates.

Option Rollover In relation to an Option shall mean a release by the Option-holder with the consent of the Acquiring Company of his rights ("old rights") under this Scheme in consideration of the grant to him of rights ("new rights") which are equivalent to the old rights but which relate to shares in:

(a) the Acquiring Company; or

(b) a company which has Control of the Acquiring Company; or

(c) a company which either is, or has Control of, a company which is a member of a consortium within the meaning of paragraph 18(c) of Schedule 3

where the term "equivalent" shall be construed in accordance with Rule 9(c).

Ordinary Share Capital	The ordinary share capital of the Company as defined in section 832(1) of ICTA.
Qualification Date	The date of announcement by the Directors of the number of shares over which Options are to be granted immediately preceding the relevant Date of Grant.
Relevant Age	The age of 60 years.
Rolled-over	The action of effecting an Option Rollover or its completion.
Savings Authority	A building society or an institution authorised under the Banking Act 1987 or the Department for National Savings to whom the Directors from time to time determine that contributions are payable under the terms of a Savings Contract.
Savings Contract	A contract under a certified contractual savings scheme (within the meaning of section 326 of the Act) which has been approved by the Directors for the purposes of this scheme and by the Board of HMRC for the purposes of Schedule 3.
Schedule 3	Schedule 3 to the Act.
this Scheme	This scheme in its present form or as from time to time amended in accordance with the provisions hereof.
Scheme Shares	Fully paid ordinary shares in the capital of the Company for the time being or any shares representing the same which satisfy the conditions specified in paragraphs 17 to 22 inclusive of Schedule 3.
Seven Year Bonus	The Bonus which is payable at the earliest at the end of a period of seven years from the starting date of the Savings Contract.
Subsidiary	A company which is a subsidiary of the Company within the meaning of section 736 of the Companies Act 1985.

Takeover Offer	In relation to the Company means either: (a) a general offer to acquire the whole of the issued Ordinary Share Capital of the Company (other than that which is already owned by the person making the offer and/or by its holding company and/or by the subsidiaries of it or its holding company) which is made on a condition such that if it is satisfied the person making the offer will have Control of the Company; or (b) a general offer to acquire all the shares in the Company (other than that which is already owned by the person making the offer and/or by its holding company and/or by the subsidiaries of it or of the holding company) of the same class as the Scheme Shares, where the expressions "subsidiary" and "holding company" have the meanings given to them by section 736 of the Companies Act 1985.
Three Year Bonus	the Bonus which is payable at the earliest at the end of the period of three years from the starting date of the Savings Contract.
Valid Application	An application made by an Eligible Employee on the application form provided by the Directors or in such other form as the Directors may permit by the date specified in an announcement made in accordance with Rule 4(a) as the latest date for applications in which: (a) the monthly contribution specified is permitted by Rule 5(a); and (b) the Bonus specified is permitted by the terms of the announcement.

Construction

(b) Words or expressions used herein shall:-

(i) when denoting the masculine gender include the feminine;

(ii) when denoting the singular include the plural and vice versa;

(iii) unless the context otherwise requires have the same meanings as in Schedule 3;

(iv) when referring to any enactment be construed as a reference to that enactment as for the time being amended or re-enacted;

(v) when referring to Rules throughout this Scheme be taken to refer to Rules of this Scheme.

(c) For the purposes of any application of the provisions of this Scheme following any Option Rollover:

(i) any new rights granted pursuant to Rule 9 shall be regarded as having been granted at the time the corresponding old rights were granted;

(ii) Rules 3, 7, 8, 9, 10, 11 and 12 shall in relation to the new rights be construed as if the following terms have the meanings assigned to them in this Rule 1(c) and not the meanings assigned to them in Rule 1(a):

Auditors	the auditors for the time being of the company in respect of which new rights have been granted or where there are joint auditors such one of them as the directors of that company shall nominate;
Company	the company in respect of whose shares new rights have been granted;
Directors	the Board of Directors of the company in respect of whose shares new rights have been granted or a duly authorised committee thereof;
Scheme Shares	fully paid ordinary shares in the capital of the company for the time being over whose shares new rights have been granted and which satisfy the conditions specified in paragraphs 17 to 22 inclusive of Schedule 3;
Shares subject to this Scheme	Scheme Shares.

(d) Where under any of the provisions of these Rules it is provided that an Option shall lapse that Option shall cease to be exercisable thereafter notwithstanding any other provision of these Rules.

2. SCHEME LIMITS

Limit on ordinary share capital placed under option

(a) The aggregate number of Scheme Shares over which Options to subscribe may be granted on any date when aggregated with:

(i) total number of Scheme Shares issued or remaining issuable pursuant to options granted in the previous 10 years under this Scheme and under any other share option scheme established by the Company; and

(ii) the total number of Scheme Shares issued in the previous 10 years under any other Employees' Share Scheme of the Company;

shall not exceed 10% of the Ordinary Share Capital in issue on the day preceding that date.

(b) For the purposes of this Rule 2, references to new Shares being issued shall include:-

(i) the placing by the Board of unissued Shares under option (while such options subsist); and

(ii) in so far as not otherwise taken into account, any subscription for Shares which are issued for the purpose of satisfying any option.

3. ORDINARY SHARE CAPITAL

Availability of authorised capital

(a) The Company shall at all times keep available sufficient authorised and unissued Scheme Shares to satisfy the exercise to the full extent still possible of all Options which have neither lapsed nor been fully exercised save those the exercise of which is to be satisfied by the transfer and not the issue of Scheme Shares, taking account of any other obligations of the Company to issue Scheme Shares.

Variation of share capital and adjustment of options

(b) In the event of any capitalisation issue or rights issue, rights offer or any reduction, sub-division, consolidation of the share capital of the Company (or other variation of the share capital of the Company subject to shareholder approval), the number of Scheme Shares comprised in any Option and/or the Option Price may be adjusted by the Directors in such manner as in their opinion is fair and reasonable provided always that no adjustment shall be made without the prior approval of the Board of HMRC or, except in the case of an Option over Scheme Shares in issue, which would cause the price per Scheme Share to be less than the nominal value of that Scheme Share. Notice of any such adjustment shall be given to the Option-holders by the Directors, who may call in Option certificates for endorsement.

4. APPLICATIONS FOR OPTIONS

(a) Subject to the restrictions hereinafter contained, the Directors may, at their discretion, determine that this Scheme shall operate and thereafter the Directors shall announce after the commencement of a Grant Period:

(i) subject to Rule 2 the maximum number of Scheme Shares over which Options are to be granted on the Date of Grant immediately following such announcement;

(ii) the Option Price;

(iii) the last date by which applications made pursuant to Rule 4(b) must be received (which shall be not earlier than 14 days after the date on which the announcement is made); and

(iv) whether the repayment under the Savings Contracts linked to those Options shall include any Bonus and, if so, whether the repayment shall include the Three Year Bonus, and/or the Five Year Bonus and/or the Seven Year Bonus or no bonus.

Each person who in relation to the grant of an Option is an Eligible Employee shall be eligible to participate on similar terms, and if they apply for and are granted an Option pursuant to Rule 5 below, shall participate on similar terms.

(b) Each person who in relation to a grant of an Option is an Eligible Employee may, not later than the date specified in the announcement referred to in Rule 4(a) as the last date for receipt of applications, apply for an Option in respect of any of the Scheme Shares specified in any such announcement, by delivery of a duly completed valid application form complying with the requirements of this Rule to the Secretary for the time being of the Company, or as specified on the application form. Eligible Employees may also apply for an Option in respect of any of the Scheme Shares by telephone or in such other way as the Directors may permit.

(c) Applications for Options shall be in such form as the Directors may from time to time prescribe.

5. GRANT OF OPTIONS

Contributions under the savings contract

(a) The monthly contribution payable by a participant under a Savings Contract shall be in multiples of £1 and shall not:

(i) be less than £5 or such other minimum amount as may for the time being be permitted under the terms of the Savings Contract; nor

(ii) when aggregated with the monthly contributions being paid under any other savings contract(s), certified pursuant to section 326 of ICTA, entered into by that participant in connection with the grant of any option under a savings-related share option scheme approved by the Board of HMRC under Schedule 3, exceed such maximum amount determined by the Directors as is permitted pursuant to Paragraph 25 of Schedule 3.

Timing of grant

(b) Subject to Rule 5(f) final sub-paragraph, Options may only be granted during a Grant Period.

(c) No Option shall be granted to any Eligible Employee if such grant shall be prohibited under the legislation from time to time in force governing the approval of savings-related share option schemes or the Company's share dealing code.

Grant of options

(d) The grant of an Option shall be conditional upon the Eligible Employee having submitted to the Directors a Valid Application, prior to the grant of that Option, for entry into a Savings Contract. In making his application the Eligible Employee shall state inter alia the monthly contribution which he would like to make under the Savings Contract and, if he may elect for the repayment under the Savings Contract to be taken as including the Three Year Bonus, the Five Year Bonus or the Seven Year Bonus, his election in that respect. Each such application shall be deemed to be in respect of the largest whole number of Scheme Shares which can be purchased with the expected repayment (including any Bonus if any such Bonus is to be included in accordance with Rule 4(a)(iv)) under the Savings Contract at the appropriate Bonus Date.

(e) As soon as possible after the final date for the receipt of applications in relation to each grant of Options and within 30 days after the related announcement made by the Directors under Rule 4(a) (or the related Valuation Date (as defined in the definition of Option Price)), the Directors or the Trustee, as the case may be, shall, subject to Rule 5(f), grant to each Eligible Employee who has submitted a Valid Application an Option in respect of the whole number of Scheme Shares for which he is deemed to have applied in accordance with Rule 4(b).

(f) If the Directors receive Valid Applications such that on the grant of all the Options applied for the maximum number of Shares determined by the Directors pursuant to Rule 4(a)(i) or the limits in Rule 2 would be exceeded, then subject to the provisions of Rule 5(a)(i) one or more of the following steps or such other arrangements approved by HMRC shall be to the extent necessary to eliminate the excess carried out:

(i) by deeming each application for a Seven Year Bonus to be an application for a Five Year Bonus;

(ii) the excess over £5 of the monthly savings contribution chosen by each applicant shall be reduced pro-rata to the extent necessary;

(iii) by deeming each application for a Five Year Bonus to be an application for a Three Year Bonus;

(iv) by not taking into account any Bonus;

(vi) applications will be selected by lot, each based on a monthly savings contribution of £5 and the exclusion of any Bonus in the repayment under the Savings Contract.

As soon as possible after the final date for the receipt of applications in relation to each grant of Options and within 42 days after the date on which Market Value is determined, the Directors shall grant to each Eligible Employee who has submitted a Valid Application, or where appropriate to those Eligible Employees selected by lot pursuant to this Rule 5(f), an Option in respect of the number of Scheme Shares for which he is deemed to have applied scaled down proportionately to the reduction made in his monthly contributions pursuant to this Rule 5(f).

Option certificates

(g) Subject to the Eligible Employee entering into a Savings Contract, the Company or the Trustee, as the case may be, shall as soon as possible after such date issue an Option certificate in respect of each Option granted, specifying the Date of Grant, the number of Scheme Shares subject to the Option, the Option Price if the Option is exercised in full and the Acquisition Price.

Restrictions on grant of options

(h) If the Directors are prevented at any time by statute, order, regulation or governmental directive from making an announcement pursuant to Rule 4(a) or from granting Options within the time limits imposed by these Rules, they may make such an announcement within 42 days after the lifting of such restrictions.

Options only to be granted to employees and directors

(i) No Option shall be granted to any person who is no longer a director or employee of a Group Company on the date Options are granted under this Rule 5.

Life of the scheme

(j) No Option may be granted after 16 July, 2017.

6. NON-TRANSFERABILITY OF OPTIONS

No Option or any right thereunder shall be capable of being transferred, assigned or charged and any such purported transfer, assignment or charge shall result in the cancellation of the Option provided always that on the death of an Option-holder an Option may be exercised by his personal representatives in accordance with Rule 7(b).

7. RIGHTS TO EXERCISE OPTIONS

General

(a) (i) Save as provided in Rules 7(b), 7(c), 7(e), 7(f) and 9, an Option may be exercised only during the period commencing with the Bonus Date under the relevant Savings Contract; and

(ii) save as provided in Rules 7(b)(i) and (ii), an Option shall not be exercisable later than 6 months after the Bonus Date.

Death

(b) If an Option-holder dies, an Option may only be exercised by his personal representatives:

(i) within 12 months after the date of his death if such death occurs before the Bonus Date;

(ii) within 12 months after the Bonus Date in the event of his death within 6 months after such Bonus Date;

and subject thereto the Option shall lapse.

Cessation of employment in special circumstances

(c) Subject to Rule 7(a)(ii) an Option may be exercised by an Option-holder within 6 months after his ceasing to hold the office or employment by virtue of which he is an Eligible Employee by reason only:

(i) of injury, disability, or redundancy within the meaning of the Employment Rights Act 1996; or

(ii) of retirement on reaching the Relevant Age or Normal Retirement Date; or

(iii) that office or employment is in a company of which the Company ceases to have Control; or

(iv) that office or employment relates to a business or part of a business which is transferred to a person who is neither an Associated Company of the Company nor a company of which the Company has Control;

and subject thereto the Option shall lapse.

(d) No person shall be treated for the purposes of Rules 7(c) and 7(f) as ceasing to hold the office or employment by virtue of which he is an Eligible Employee until he ceases to hold any office or employment in the Company or any Associated Company or any company over which the Company has Control.

Reaching Relevant Age

(e) If at the date of reaching the Relevant Age an Option-holder does not retire he may exercise his Option within the period of 6 months commencing with that date.

Cessation of employment in other circumstances

(f) If an Option-holder shall cease to hold the office or employment by virtue of which he is an Eligible Employee more than 3 years after the Date of Grant of an Option except by reason of gross misconduct, such Option may be exercised within 6 months after the date of such cessation and subject thereto shall lapse.

Termination of savings contract

(g) If an Option-holder gives, or under the terms of the Savings Contract has or is deemed to have given, notice to the relevant Savings Authority that he intends to stop paying contributions under his Savings Contract then, unless the relevant Option is then exercisable under this Rule 7, it shall thereupon lapse with effect from the date contributions cease pursuant to such notice or deemed notice.

Bankruptcy

(h) If the Option-holder is adjudicated bankrupt, his Option shall thereupon lapse.

Conditions to be satisfied at time of exercise

(i) No Option may be exercised by, or by the personal representatives of an Option-holder who is (or at the date of his death was):

(i) not a director or employee of the Company or a Group Company unless the Option is to be exercised pursuant to Rules 7(b), (c), (e) and (f); or

(ii) precluded from such exercise by paragraph 11 of Schedule 3

Provided that if at the Bonus Date an Option-holder holds an office or employment in a company which is not a participating company but which is:-

(i) an Associated Company, or

(ii) a company of which the Company has Control,

those rights may be exercised within six months of that date and subject thereto shall lapse.

Exercise to be limited to repayment proceeds

(j) If an Option becomes exercisable under any provision of this Scheme then the maximum number of Scheme Shares over which it shall be exercisable shall be limited

to the largest whole number of Scheme Shares that may be acquired at the Option Price out of the repayment including any interest and Bonus received under the relevant Savings Contract. For these purposes the repayment under the Savings Contract shall exclude the repayment of any contribution the due date for payment of which falls more than one month after the date on which repayment is made.

Lapse

(k) If any Option lapses under any provision of this Scheme, it may not be exercised subsequently under any other provision.

8. LOSS OF OFFICE OR EMPLOYMENT

If an Option-holder shall cease for any reason to be employed by the Company, or any other company which is or was a Group Company or any Associated Company, his rights and benefits under this Scheme or in connection therewith (actual or prospective) or any loss thereof shall not in any way entitle him to claim compensation against the Company or any other Group Company or any Associated Company and shall not be taken into account in assessing any compensation to which he may otherwise be entitled notwithstanding that he may have been dismissed wrongfully or unfairly (within the meaning of the Employment Rights Act 1996).

9. TAKEOVERS, RECONSTRUCTION, AMALGAMATION AND LIQUIDATION

Change in control of the company - acquiring company

(a) If any company has become an Acquiring Company, the Directors shall as soon as practicable thereafter notify every Option-holder accordingly, and each Option-holder may within the Appropriate Period:

  (i) exercise his Options to the extent of the repayment due under the relevant Savings Contracts; or

  (ii) where the Option has not been exercised, execute, with the consent of the Acquiring Company, an Option Rollover.

(b) Any Option which has become exercisable or capable of being Rolled-Over pursuant to Rule 9(a) and which has not been exercised or Rolled-Over at the expiry of the Appropriate Period shall lapse.

(c) For the purposes of an Option Rollover the new rights shall only be regarded as equivalent to the old rights if:-

  (i) the shares to which they relate satisfy the conditions of paragraph 17 to 22 of Schedule 3; and

  (ii) the new rights are exercisable in the same manner as the old rights and subject to the provisions of this Scheme as it had effect immediately before an Option Rollover; and

(iii) the total Market Value of the Scheme Shares subject to an Option which is being Rolled-Over is equal immediately before such Option Rollover to the total market value (determined in accordance with Part VIII of the Taxation of Chargeable Gains Act 1992) of the shares in respect of which an Option-holder's new rights are being granted immediately after such Option Rollover; and

(iv) the total amount payable in respect of the exercise in full of an Option following an Option Rollover is equal to the total Acquisition Price immediately preceding such Option Rollover.

Change in control of the company - acquiring person

(d) If any person becomes an Acquiring Person, the Directors shall as soon as practicable thereafter notify every Option-holder accordingly and each Option-holder may within the Appropriate Period exercise his Options to the extent of the repayment due under the relevant Savings Contracts. Any Option which has become exercisable pursuant to this Rule 9(d) and has not been exercised at the expiry of the Appropriate Period shall lapse.

Liquidation

(e) If notice is duly given of a General Meeting at which a resolution will be proposed for the voluntary winding-up of the Company except for the purposes of reconstruction or amalgamation, any Option shall, subject to Rule 7(a)(ii), be exercisable (but so that any exercise hereunder shall be conditional upon such resolution being passed) at any time thereafter until the resolution is duly passed or defeated or the General Meeting concluded or adjourned sine die, whichever shall first occur. If such resolution is duly passed an Option may be exercised within 6 months of the passing of the resolution save that the Option shall lapse on the winding up of the Company.

10. EXERCISE OF OPTIONS AND LISTING OF SHARES

Procedures on exercise

(a) An Option may be exercised, in respect of all or any of the Scheme Shares to which it relates, by delivery to the Secretary of the Company or its other duly appointed agent during the relevant Exercise Period of an Option certificate covering at least all the Scheme Shares over which the Option is then to be exercised, with the notice of exercise endorsed thereon duly completed and signed by the Option-holder (or by his duly authorised agent), together with a remittance in pounds sterling for the Acquisition Price or an authority to obtain such payment from the Savings Authority in respect of the Scheme Shares over which the Option is to be exercised. The date of such delivery determined in accordance with Rule 12(a) shall constitute the date of such exercise.

(b) Execution of an Option Rollover under this Scheme, in accordance with Rule 9 is to be effected by notice in writing in a form prescribed by the Directors of the Acquiring Company.

(c) All allotments, issues and transfers of Scheme Shares shall be subject to any necessary consents of HM Treasury or other authorities in the United Kingdom or elsewhere under enactments or regulations for the time being in force and it shall be the responsibility of the Option-holder to comply with any requirements to be fulfilled in order to obtain or obviate the necessity for any such consent.

(d) Within 28 days after the date of exercise of an Option in accordance with this Scheme the Company shall procure that the Option-holder acquires the Shares in respect of which the Option has been validly exercised by either:-

(i) allotting and issuing credited as fully paid Scheme Shares to the Optionholder or to a company sponsored nominee on his behalf; or

(ii) procuring the transfer of Scheme Shares to the Option-holder or to a company sponsored nominee on his behalf; and cause to be registered in his name or the name of a company sponsored nominee on his behalf the number of Scheme Shares specified in the notice and, save where no share certificate is issuable, shall deliver to the Option-holder either an appropriately endorsed share certificate in respect thereof or a statement of entitlement under the said company sponsored nominee.

Rights attaching to scheme shares

(e) Save as regards rights attaching to Scheme Shares by reference to a record date prior to the date on which the Scheme Shares are allotted and issued, Scheme Shares issued upon the exercise of Options shall be identical and rank pari passu in all respects with the Scheme Shares then in issue.

Listing

(f) If the Company is a Listed Company at the time when an Option is exercised, the Company shall use its best endeavours to ensure that as soon as practicable after the allotment of any Scheme Shares under this Scheme the same shall be admitted to trading on the London Stock Exchange or dealt in on any other recognised stock exchange for the purposes of ICTA.

11. SCHEME AMENDMENTS AND TERMINATION

Amendments

(a) Notwithstanding the provisions of Rules 11(b) to 11(d), the Directors may at any time make such alterations (including additions) to the Rules of this Scheme as are necessary to secure that the said Rules receive initial approval from HMRC under Schedule 3 and continue to be so approved.

(b) Subject to Rule 11(d) the Directors may from time to time at their absolute discretion amend any of the Rules of this Scheme provided that except with the prior approval of

the Company in General Meeting no amendment to the advantage of Option-holders shall be made to:

(i) the definitions in Rule 1(a) of:

(aa) Acquisition Price;

(bb) Eligible Employee;

(cc) Grant Period;

(dd) Market Value;

(ee) Option Price;

(ff) Scheme Shares;

(ii) Rules 2, 3(b), 5, 6, 7, 9, 10(e), 11(b), 11(d) and 11(e).

(c) No amendment waiver or replacement to this Scheme shall be made to the extent to which it would have the effect of abrogating or altering adversely any of the subsisting rights of Option-holders except with such consent on their part as would be required by the provisions of the Company's Articles of Association if the Scheme Shares to be issued on the exercise of the Options already granted and still subsisting were so issued and constituted a separate class of share capital and if such provisions applied mutatis mutandis thereto.

(d) No amendment to this Scheme shall have effect until the Board of HMRC has approved the amendment.

(e) Rule 11(b) shall not apply to any amendment which the Directors consider is necessary or desirable to comply with or take account of the provisions of any proposed or existing legislation, or to take advantage of any changes to the legislation, or to obtain or maintain favourable taxation treatment of the Company, any Subsidiary or any Option-holder provided any such alteration does not affect the basic principles of the Scheme or the limits in Rule 2.

(f) The Directors shall have the power from time to time to make or vary regulations for the administration of this Scheme and to amend the terms or impose further conditions on the grant and exercise of Options to take account of overseas taxation, and securities or exchange control laws provided always that such regulations, terms and conditions shall not be inconsistent with the provisions of this Scheme and shall not cause any of the provisions of Schedule 3 to cease to be satisfied.

Termination

(g) The Company by ordinary resolution or the Directors may at any time resolve that no further Options be granted under this Scheme, and in such event no further Options will be granted but in all other respects the provisions of this Scheme shall remain in force.

12 ADMINISTRATION

Notice and documents

(a) Any notice or other document required to be given hereunder to any Option-holder shall be delivered to him or sent by first class post to him at his home address according to the records of his employing company or such other address as may appear to such company to be appropriate. Any notice or other document required to be given to the Company shall be delivered to it or sent by first class post to its registered office. Notices sent by post shall be deemed to have been given on the day but one following the date of posting.

(b) Participants not otherwise entitled thereto shall be sent copies of such notices and other documents sent by the Company to its ordinary shareholders generally.

Disputes

(c) The decision of the Directors in any dispute or question relating to any Option shall be final and conclusive provided that it has been made in accordance with the provisions of this Scheme.

Costs of the scheme

(d) The costs of introducing and administering this Scheme shall be borne by the Company.

13. GENERAL

Auditors

(a) In any matter in which they are required to act hereunder the Auditors shall be deemed to be acting as experts and not as arbitrators and the Arbitration Acts 1950 to 1979 shall not apply hereto.

Employee trust

(b) The Company and any Subsidiary may provide money to the trustees of any trust or any other person to enable them or him to acquire shares to be held for the purposes of the Scheme, or enter into any guarantee or indemnity for those purposes, to the extent permitted by law.

Display Copy



INTERNATIONAL PERSONAL FINANCE plc

THE INTERNATIONAL PERSONAL FINANCE plc PERFORMANCE SHARE PLAN



Pinsent Masons

**THE INTERNATIONAL PERSONAL FINANCE plc
PERFORMANCE SHARE PLAN**

Contents

CONTENTS

SCHEDULE 1 - PERFORMANCE CONDITION FOR INITIAL AWARDS MADE UNDER THE PLAN 27

RULES OF THE INTERNATIONAL PERSONAL FINANCE plc PERFORMANCE SHARE PLAN

PART A: INTERPRETATION AND ADMINISTRATION

1. DEFINITIONS

1.1 In this Plan the following words and expressions shall have the meanings given below:-

"Acquiring Company" a company which has acquired Control of the Company

"Announcement" the announcement to a Regulatory Information Service (as defined in The Listing Rules) of the results of the Company for any period

"Associated Company" any company which, in relation to the Company, is an associated company as that term is defined in section 416 of the Taxes Act but with the omission of the words "or at any time within one year previously"

"Award" a Nil-Cost Option Award or a Contingent Share Award (as appropriate in the context)

"Awardholder" a person to whom an Award has been made or, if that person has died and where the context requires, his Personal Representatives

"Award Certificate" a certificate evidencing an Award

"Award Date" in relation to an Award, the date on which that Award is made or, if made conditional on certain events, the date upon which it becomes unconditional

"Awardholder's Employer" such member of the Group as is the Awardholder's employer or, if he has ceased to be employed within the Group, was his employer or such other member of the Group, or other person as, under the PAYE Regulations or, as the case may be, the NI Regulations, or any other statutory or regulatory enactment (whether in the UK or otherwise) is obliged to account for any Award Tax Liability

"Award Shares" the Shares over which an Award subsists

"Award Tax Liability" in relation to an Awardholder, any liability of the Awardholder's Employer to account to Her Majesty's Revenue and Customs or any other tax authority for any amount of, or representing, income tax, NICs or social security contributions (which shall, to the extent provided for in Rule 13, include Employer's NICs) or any other tax charge, levy or other sum (whether under the laws of the UK or otherwise) which may arise on the grant, vesting, exercise, assignment or release of an Award or the acquisition of Shares, or of any interest in Shares or the payment of any cash amounts under this Plan

"Committee" the Remuneration Committee of the Directors or such other committee comprising a majority of non-executive directors of the Company to which the Directors delegate responsibility for overseeing the operation of this Plan or following a change of control of the Company, those

persons who comprised the Remuneration Committee or such other committee of the Directors immediately before such change of control

"Company"	International Personal Finance plc (registered no. 06018973)
"Contingent Share Award"	a contingent right to acquire Shares subject to Part D
"Control"	has the meaning given in section 840 of the Taxes Act
"Daily Official List"	the Daily Official List of the London Stock Exchange
"Dealing Day"	a day on which the London Stock Exchange is open for business
"Demerger Date"	16 July 2007, the date on which the transfer of the overseas home credit business of Provident Financial plc to the Company becomes effective, as described in the Circular to Shareholders of Provident Financial plc dated 22 June 2007
"Directors"	the board of directors of the Company or a duly authorised committee of the directors
"Eligible Employee"	an employee of any member of the Group
"Employer's NICs"	secondary class I NICs (for which the Awardholder's Employer is primarily liable to account)
"Exchange of Awards"	in relation to an Award, the grant to the Awardholder in consideration of the cancellation of that Award of rights to acquire shares in an Acquiring Company, or a company which has Control of an Acquiring Company or either is, or has Control of, a company which is a member of a consortium owning either an Acquiring Company or a company having control of an Acquiring Company, being rights which are:- (a) in the opinion of the Committee, substantially equivalent in value to the value of such Award (disregarding the fact that, if such grant is not accepted, such Award will lapse); and (b) on terms approved by the Directors
"Form of Acceptance"	in relation to an Award, a form completed by the Awardholder under which the Awardholder notifies the Grantor of his acceptance of such Award and his agreement to be bound by the rules of this Plan and which is in such form as the Grantor may specify from time to time
"Grantor"	in relation to an Award, the Company or such other person as has made that Award
"Group"	the Company and any company which is for the time being a Subsidiary

"Independent Advisers"	such registered auditors or other independent advisers as the Committee may from time to time appoint
"ITEPA"	the Income Tax (Earnings and Pensions) Act 2003
"Leaving"	ceasing to hold office or employment within the Group (and see Rule 2.8) and "Leaves" and other related expressions shall be construed accordingly
"Leaving Date"	the date on which an Awardholder ceases to hold office or employment within the Group (and see Rule 2.8)
"London Stock Exchange"	London Stock Exchange plc
"Market Value"	in relation to any Share on any day, means the middle market quotation of a Share as derived from the Daily Official List for the Dealing Day immediately preceding that day or (if the Committee so determines) the average of the middle market quotations of a Share for a number of Dealing Days as selected by the Committee
"Misconduct"	circumstances justifying the summary dismissal of an Awardholder (without payment in lieu of notice)
"Model Code"	the Model Code governing directors' dealings in securities issued by the UK Listing Authority as amended from time to time
"NIC Award Income"	a gain realised upon the vesting, exercise or release of, or acquisition of, Shares pursuant to a Nil-Cost Option Award, being a gain that is treated as remuneration derived from the Awardholder's employment by virtue of section 4(4)(a) of the SSCBA
"NICs"	National Insurance Contributions
"Nil-Cost Option Award"	a right to acquire Shares granted pursuant to, and exercisable in accordance with, Part C
"NI Regulations"	the laws, regulations and practices currently in force relating to liability for and the collection of NICs
"Ordinary Share Capital"	the issued ordinary share capital of the Company other than fixed-rate preference shares
"PAYE Regulations"	the regulations made under section 684 of ITEPA
"Performance Condition"	an objective condition (or conditions) relating to performance of the Company, measured over a given period, as specified pursuant to Rule 25
"Performance Period"	the period over which performance is to be measured for the purposes of determining whether and to what extent a Performance Condition is met
"Personal Data"	the name, home address, e-mail address and telephone number of an Awardholder, date of birth, National Insurance number or equivalent, details of all rights to acquire Shares or other securities granted to such Awardholder and of Shares or other securities issued or transferred to such Awardholder pursuant to this Plan and

	any other personal information which could identify the Awardholder and is necessary for the administration of this Plan
"Personal Representatives"	in relation to an Awardholder, the personal representatives of the Awardholder (being the executors of his will to whom a valid grant of probate has been made or, if he dies intestate, the duly appointed administrator(s) of his estate or, in either case, the equivalent under applicable local law) who have produced to the Company evidence of their appointment as such
"this Plan"	The International Personal Finance plc Performance Share Plan as set out in these rules and amended from time to time pursuant to Rule 34
"SSCBA"	The Social Security Contributions and Benefits Act 1992
"Salary"	in relation to any person at a given time, the gross rate of basic annual salary (excluding any bonus, company pension contributions, and any other benefits) payable to that person at that time by members of the Group, and where the person's salary is paid in a currency other than sterling, the payment shall be treated as equal to the equivalent amount of sterling determined by using any rate of exchange which the Committee may reasonably select
"Shares"	fully-paid ordinary shares in the capital of the Company (or, in the event of a reorganisation or reconstruction of the Company, shares or other securities representing such ordinary shares)
"Subsidiary"	any company which is for the time being a subsidiary (as defined in section 736 of the Companies Act 1985) of the Company
"Taxes Act"	the Income and Corporation Taxes Act 1988
"Tenth Anniversary"	in relation to an Award, the tenth anniversary of the Award Date
"Trustee"	the trustee or trustees of any settlement created by the Company or any other member of the Group for the benefit of employees and former employees of members of the Group
"UK"	United Kingdom
"UK Listing Authority"	the Financial Services Authority in its capacity as the competent authority for the purposes of Part VI of the Financial Services and Markets Act 2000
"Vested Award Shares"	has the meaning given in Rule 2.6
"Vesting Date"	means the dates specified by Rule 18.4 in respect of Nil Cost Option Awards and by Rule 22.1 in respect of Contingent Share Awards

1.2 Words and phrases not otherwise defined shall have the meanings they bear for the purposes of Part 7 of ITEPA.

2. INTERPRETATION

2.1 Any reference to any enactment includes a reference to that enactment as from time to time modified, extended or re-enacted.

2.2 Words denoting the masculine gender shall include the feminine.

2.3 Words denoting the singular shall include the plural and vice versa.

2.4 No account should be taken of the rule headings which have been inserted for ease of reference only.

2.5 References to Shares in respect of which an Award subsists at any time are to be read and construed as references to the Shares over which the Award is then held (and in respect of which it has not then lapsed and ceased to be exercisable).

Vesting of Award Shares

2.6 References to Award Shares being or becoming Vested Award Shares shall be read and construed as:-

2.6.1 in the case of a Nil-Cost Option Award, references to Award Shares in respect of which such Nil-Cost Option Award may be immediately exercised in consequence of the applicable Performance Condition having been satisfied (or having been deemed to be satisfied as mentioned in Rule 25.5) **PROVIDED THAT** a Nil-Cost Option Award may be exercised only if an applicable Vesting Date has passed; and

2.6.2 in the case of a Contingent Share Award, references to Award Shares to which the Awardholder becomes or has become immediately entitled in consequence of the applicable Performance Condition having been satisfied (or having been deemed to be satisfied as mentioned in Rule 25.5) **PROVIDED THAT** no Vested Award Shares may be so issued or transferred unless an applicable Vesting Date has passed

PROVIDED THAT no Award Shares shall first become Vested Award Shares at a time when the Company is in a prohibited period pursuant to the Model Code, and such Award Shares shall first become Vested Award Shares on such date as shall be determined by the Committee to be the earliest date on which the Company is not in such a prohibited period.

2.7 References to unvested Award Shares shall be read and construed as references to Award Shares which, at any given time, have not become Vested Award Shares.

Time of Leaving

2.8 An Awardholder shall not be treated for the purposes of this Plan as ceasing to hold office or employment within the Group unless and until he no longer holds any office or employment with any member of the Group or any Associated Company.

Resolution of Disputes

2.9 If any question, dispute or disagreement arises as to the interpretation of this Plan or of any rules, regulations or procedures relating to it or as to any question or right arising from or related to this Plan, the decision of the Committee shall (except as regards any matter required to be determined by the Independent Advisers) be final and binding upon all persons.

3. ADMINISTRATION

3.1 The Committee may from time to time make and vary rules and regulations not inconsistent with the rules of this Plan and establish such procedures for its administration and implementation as they think fit.

3.2 In any matter in which they are required to act in connection with this Plan, the Independent Advisers shall be deemed to be acting as experts and not as arbitrators and the Arbitration Act 1996 shall not apply.

3.3 The Company shall bear the costs of the administration and implementation of this Plan.

4. RIGHTS ATTACHING TO SHARES

4.1 The issue or transfer of any Shares under or for the purposes of this Plan shall be subject to the Company's Memorandum and Articles of Association and to any necessary consents of any governmental or other authorities (whether in the UK or otherwise) under any enactments or regulations from time to time in force.

4.2 The Awardholder shall comply with any requirements to be fulfilled in order to obtain or obviate the necessity of any such consent.

4.3 All Shares issued or transferred under this Plan shall rank equally in all respects with the Shares then in issue, except for any rights attaching to such Shares by reference to a record date prior to the date of such issue or transfer.

PART B: MAKING OF AWARDS

5. **ELIGIBILITY**

The Committee shall have absolute discretion in determining those Eligible Employees to whom Awards may be made.

6. **MAKING OF AWARDS**

6.1 An Award may take the form of:-

6.1.1 a Nil-Cost Option Award; or

6.1.2 a Contingent Share Award.

6.2 Awards are not pensionable.

6.3 Awards shall be made by the Grantor executing a deed.

7. **TIMING OF AWARDS**

7.1 An Award Date must be during the following periods:-

7.1.1 the period of 42 days beginning with the Demerger Date;

7.1.2 42 days beginning with the Dealing Day following an Announcement;

7.1.3 42 days immediately after the person to whom the Award is made first becomes an Eligible Employee; or

7.1.4 subject to the Model Code, at any other time but only if, in the opinion of the Committee, the circumstances are exceptional.

7.2 If the Grantor is restricted by statute, order or regulation (including any regulation, order or requirement imposed on the Company by the UK Listing Authority or any other regulatory authority) from making an Award within any period as mentioned in Rule 7.1 the Grantor may make an Award within the period of 42 days after all such restrictions are removed.

7.3 No Award may be made in breach of the Model Code.

7.4 No Award may be made after 16 July 2017.

8. **OVERALL LIMITS ON THE ISSUE OF NEW SHARES TO SATISFY AWARDS**

8.1 Subject to the following provisions of this Rule 8, the Company may issue Shares (as new Shares or out of treasury) for the purposes of satisfying Awards and may do so on such terms, as to subscription price or otherwise, as the Committee may determine.

8.2 The number of Shares that may be issued pursuant to, or for the purposes of, this Plan on any day, when added to the number of Shares issued or issuable pursuant to rights to subscribe for Shares granted in the period of 10 years ending on that day pursuant to this Plan or any other employees' share scheme established by the Company shall not exceed 10 per cent of the Ordinary Share Capital.

8.3 The number of Shares in respect of which rights to subscribe for Shares may be granted pursuant to, or for the purposes of, this Plan on any day, when added to the number of Shares issued or issuable pursuant to rights to subscribe for Shares granted in the period of 10 years ending on that day pursuant to this Plan or any other discretionary executive share scheme established by the Company shall not exceed 5 per cent of the Ordinary Share Capital.

8.4 For the purposes of this Rule 8 references to rights to subscribe for Shares shall, if so required in accordance with guidance issued by the Association of British Insurers, be taken to include references to rights to acquire Shares issued or to be issued out of treasury.

8.5 For the avoidance of doubt:-

8.5.1 if Shares issued to the trustee of any employees' trust established by the Company have been counted for the purpose of this Rule 8, they shall not also be counted when they are used to satisfy an Award (or a right granted under any other employees' share scheme of the Company);

8.5.2 Awards (or other rights) to be satisfied by a transfer of Shares by a trustee of any employees' trust shall not be counted for the purposes of this Rule 8 where those Shares were existing shares purchased by the trustee in the market;

8.5.3 Awards (or other rights) that have lapsed shall not be counted for the purpose of this Rule 8; and

8.5.4 no account will be taken of Shares acquired by an employee or former employee (or their Personal Representatives) where Shares are acquired for a price equal to their market value at or about the date of acquisition.

9. INDIVIDUAL LIMITS ON THE MAKING OF AWARDS

The aggregate Market Value (as at the respective Award Dates) of Shares in respect of which Awards are made to an Eligible Employee in any year shall not be greater than 150 per cent of the amount of such Eligible Employee's Salary at the Date of Grant.

10. AWARD CERTIFICATE

As soon as practicable after an Award has been made the Company shall procure the issue to the Awardholder of an Award Certificate (which may be by e-mail) which specifies:-

10.1 the type of Award;

10.2 the Grantor;

10.3 the Award Date;

10.4 the number of Award Shares;

10.5 the applicable Performance Condition; and

10.6 that it is a condition of exercise of the Award that the Awardholder agrees to indemnify the Grantor and the Awardholder's Employer in respect of any Award Tax Liability.

11. ACCEPTANCE OF AN AWARD

If the Awardholder does not, within 30 days after the Award Date (or such later time as the Grantor may notify to the Awardholder), deliver to the Grantor a duly completed Form of Acceptance in relation to such Award, then at the end of that period the Award shall lapse and the Awardholder shall never become entitled to any Shares pursuant to that Award.

12. TAX INDEMNITY

It shall be a term and condition of every Award that the Awardholder indemnifies the Awardholder's Employer against any Award Tax Liability.

13. TRANSFER OF BURDEN OF EMPLOYER'S NICS

If the Grantor so specifies at the Award Date, it shall be a term and condition of every Award granted as a Nil-Cost Option that the Awardholder shall, if and when required by the Grantor, agree with and undertake to the Company and, if different, the Awardholder's Employer that:-

13.1 the Awardholder's Employer may recover from the Awardholder, the whole or any part of any Employer's NICs payable in respect of any NIC Award Income; and

13.2 if required to do so, the Awardholder shall enter into a joint election with the Awardholder's Employer (in a form approved by the HMRC under paragraph 3B of Schedule 1 to the SSCBA) for the transfer to the Awardholder of the whole, or such part as the Company may determine, of any liability of the Awardholder's Employer to Employer's NICs on any NIC Award Income.

14. DATA PROTECTION

It shall be a term and condition of every Award that an Awardholder agrees and consents to:-

14.1 the collection, use, processing and transfer of his Personal Data by any member of the Group or any Associated Company and, if it is not the Company, the Grantor and any Trustee or third party administrator of the Plan and any broker through whom Shares are to be sold on behalf of an Awardholder;

14.2 members of the Group, any Associated Company and, if it is not the Company, the Grantor and any Trustee or third party administrator of the Plan, and any broker through whom Shares are to be sold on behalf of an Awardholder, transferring the Awardholder's Personal Data amongst themselves for the purposes of implementing, administering and managing this Plan and the grant of Awards and the acquisition of Shares pursuant to Awards;

14.3 the use of Personal Data by any such person for any such purposes; and

14.4 the transfer to and retention of Personal Data by third parties including any Trustee or third party administrator of the Plan (whether or not any such third party is situated outside the European Economic Area) for or in connection with such purposes.

15. RELATIONSHIP WITH CONTRACT OF EMPLOYMENT

15.1 The making of an Award shall not form part of the Awardholder's entitlement to remuneration or benefits pursuant to his contract of employment.

15.2 The existence of a contract of employment between any person and the Company or any present or past Subsidiary or Associated Company, does not give such person any right or entitlement to have an Award made to him in respect of any number of Shares or any expectation that an Award might be made to him, whether subject to any conditions or at all.

15.3 The rights and obligations of an Awardholder under the terms of his contract of employment with the Company or any present or past Subsidiary or Associated Company shall not be affected by the making of an Award or his participation in this Plan.

15.4 The rights or opportunity granted to an Awardholder on the making of an Award shall not give the Awardholder any rights or additional rights to compensation or damages in consequence of the loss or termination of his office or employment with the Company or any present or past Subsidiary or Associated Company for any reason whatsoever (whether or not the termination is ultimately held to be wrongful or unfair).

15.5 An Awardholder shall not be entitled to any compensation or damages for any loss or potential loss which he may suffer by reason of being unable to acquire or retain Shares, or any interest in Shares pursuant to an Award in consequence of the loss or termination of his office or employment

with the Company or any present or past Subsidiary or Associated Company for any reason whatsoever (whether or not the termination is ultimately held to be wrongful or unfair).

16. NON-TRANSFERABILITY OF AWARDS

16.1 An Award is personal to an Awardholder and may not be transferred during his lifetime.

16.2 If an Awardholder:-

16.2.1 transfers, assigns, mortgages, charges or otherwise disposes of an Award or of any interest in or right to acquire any Award Shares (other than to his Personal Representatives); or

16.2.2 is adjudged bankrupt or an interim order is made because he intends to propose a voluntary arrangement to his creditors under the Insolvency Act 1986 (or any other provision of the laws of any jurisdiction outside the UK which is intended to have similar effect or purpose); or

16.2.3 makes or proposes any other plan or arrangement, in relation to his debts, with his creditors or any section of them; or

16.2.4 is otherwise deprived (except on death) of the legal or beneficial ownership of an Award or of any interest in or right to acquire any Award Shares, whether by operation of law or by doing or omitting to do anything which causes him to be so deprived

the Awardholder shall immediately cease to have any right or entitlement to any Award Shares which have not then become Vested Award Shares.

PART C: NIL-COST OPTION AWARDS

17. STRUCTURE OF A NIL-COST OPTION AWARD

17.1 The Grantor (acting with the consent of the Committee) may from time to time grant to any Eligible Employee a Nil-Cost Option Award, being a right that is an option to acquire such maximum number of Shares as the Grantor shall specify and which is exercisable only subject to and in accordance with the terms of this Plan.

17.2 The exercise of a Nil-Cost Option Award shall be subject to a Performance Condition.

17.3 No amount shall be payable by the Awardholder for the acquisition of Shares pursuant to a Nil-Cost Option Award.

18. EXERCISE OF A NIL-COST OPTION AWARD

18.1 Subject to Rule 19, a Nil-Cost Option Award may only ever be exercised in respect of Vested Award Shares.

18.2 A Nil-Cost Option Award may not be exercised after the Tenth Anniversary or such earlier date as may be specified at the Award Date.

18.3 Except as otherwise provided in Rule 19, a Nil-Cost Option Award may not be exercised at any time unless the Awardholder then holds office or employment with a member of the Group.

18.4 Subject to Rules 19 and 20, an Awardholder may exercise a Nil-Cost Option Award in respect of Vested Award Shares as follows:-

18.4.1 the Nil-Cost Option Award may be exercised in respect of 50% of the Vested Award Shares after the Award Shares first become Vested Award Shares;

18.4.2 the Nil-Cost Option Award be exercised in respect of the remaining 50% of the Vested Award Shares following the first anniversary of the end of the Performance Period.

Dividends paid following Performance Period

18.5 In the event that the Company pays a dividend in the period of 12 months following the end of the Performance Period, then when the Awardholder first exercises a Nil-Cost Option Award following the first anniversary of the Performance Period, the Grantor will either:-

18.5.1 pay to the Awardholder or procure the payment to the Awardholder of a cash sum (subject to deduction of income tax and NICs under the PAYE Regulations) equivalent to the aggregate amount of dividends that would have earned in the period of 12 months following the end of the Performance Period in respect of 50% of the Vested Award Shares; or

18.5.2 procure the issue or transfer to the Awardholder of a number of Shares with a Market Value (as determined by the Committee) equivalent to the cash sum referred to in Rule 18.5 above.

Exercise Procedure

18.6 A Nil-Cost Option Award shall be exercised only by the Awardholder serving a notice on the Grantor (or otherwise as the Grantor may direct) which specifies the number of Shares in respect of which such Nil-Cost Option Award is exercised on that occasion which shall not exceed the number of Vested Award Shares in respect of which such Nil-Cost Option Award subsists and which have not been specified for this purpose in an earlier notice of exercise.

18.7 A Nil-Cost Option Award shall not be exercised on any occasion if such exercise would not be in accordance with the Model Code.

Issue or Transfer of Shares

18.8 Within 30 days after the Grantor receives a notice of exercise pursuant to Rule 18.6, the Grantor shall issue or transfer, or procure the issue or transfer, to or to the order of the Awardholder of the Shares in respect of which the Nil-Cost Option Award is duly exercised on that occasion.

18.9 If, when a Nil-Cost Option Award is exercised, the Grantor is restricted from issuing or transferring or procuring the issue or transfer of Shares by reason of any statutory, regulatory or other legal provision or rule or the Model Code or any other requirement or guidance issued by the UK Listing Authority and which relates to dealings in Shares by directors or employees or any member of the Group, the Grantor shall not be obliged to procure the issue or transfer of any Shares until after all such restrictions are lifted.

18.10 As soon as reasonably practicable after the issue or transfer of any Shares upon the exercise of a Nil-Cost Option Award, the Grantor shall procure the issue of a definitive share certificate or such acknowledgement of shareholding as is prescribed from time to time for the Shares issued or transferred to the Awardholder.

Issue or Transfer to a Nominee

18.11 If the Awardholder requests, some or all of the Shares he acquires on the exercise of a Nil-Cost Option Award may be issued or transferred to a nominee of the Awardholder, provided that beneficial ownership of the Shares vests in the Awardholder.

19. NIL-COST OPTION AWARD – TREATMENT OF LEAVERS

19.1 The following provisions of this Rule 19 shall apply if an Awardholder to whom a Nil-Cost Option Award has been made Leaves.

19.2 Subject to Rule 19.3, Rule 19.6 and Rule 20 below, where an Awardholder Leaves for any reason his Nil-Cost Option Award shall lapse and he shall cease to have any right or entitlement to any Award Shares.

Death, injury, disability, sale of business or subsidiary in Performance Period

19.3 If an Awardholder Leaves before the end of the Performance Period (or if later before the determination of the Performance Condition following the end of the Performance Period) and the reason for Leaving is either:-

19.3.1 death; or

19.3.2 injury or disability (evidenced to the satisfaction of the Committee); or

19.3.3 the fact that the office or employment by virtue of which he is eligible to participate in this Plan relates to a business or part of a business which is transferred to a person or company which is not a member of the Group; or

19.3.4 the fact that the company with which he holds the office or employment by virtue of which he is eligible to participate in this Plan is no longer a member of the Group; or

19.3.5 any other circumstances in which the Committee in its discretion determines that retention of Awards by an Awardholder would be in the best interests of the Company

the Grantor shall (subject to Rule 20) permit the exercise of Nil-Cost Option Awards by the Awardholder in respect of any Shares which are deemed to become Vested Award Shares pursuant to Rule 19.4 below at the times specified in Rule 19.5 below.

Additional Vesting – Leaving in Performance Period

19.4 Where an Awardholder Leaves in any of the circumstances specified at Rule 19.3 above, the following treatment will apply to his Award:-

19.4.1 the Awardholder will retain his Award until the Performance Condition is determined after the end of the Performance Period; and

19.4.2 the maximum number of Shares capable of becoming Vested Award Shares will be calculated in accordance with the Performance Condition; and

19.4.3 the actual number of Vested Award Shares will be determined by applying a pro-rata reduction to the number of Shares referred to in Rule 19.4.2 on the basis of the ratio that the number of complete months from the commencement of the Performance Period to the Leaving Date bears to 36 months

PROVIDED THAT the Committee may in its discretion permit additional Shares to become Vested Award Shares by varying the application of the requirement to time pro-rate pursuant to Rule 19.4.3 above.

Leavers in Performance Period – time for exercise of Nil-Cost Options

19.5 Where an Awardholder Leaves in any of the circumstances specified at Rule 19.3 above, he may exercise his Nil-Cost Option Award in respect of Vested Award Shares as follows:-

19.5.1 subject to Rule 19.5.2 below:-

(a) the Nil-Cost Option Award may be exercised in respect of 50% of the Vested Award Shares within 12 months after the Shares first become Vested Award Shares following the end of the Performance Period; and

(b) the Nil-Cost Option Award may be exercised in respect of the remaining 50% of the Vested Award Shares within 12 months following the first anniversary of the end of the Performance Period;

19.5.2 the Committee may, in its discretion permit the Nil-Cost Option Award to be exercised in respect of all Vested Award Shares within 12 months after the first of the times set out in Rule 19.5 above.

Death, injury, disability, sale of business following Performance Period

19.6 If an Awardholder Leaves following the end of the Performance Period and the determination of the Performance Condition and the reason for Leaving is either:-

19.6.1 death; or

19.6.2 injury or disability (evidenced to the satisfaction of the Committee); or

19.6.3 the fact that the office or employment by virtue of which he is eligible to participate in this Plan relates to a business or part of a business which is transferred to a person or company which is not a member of the Group; or

19.6.4 the fact that the company with which he holds the office or employment by virtue of which he is eligible to participate in this Plan is no longer a member of the Group; or

19.6.5 any other circumstances in which the Committee in its discretion determines that retention of Awards by an Awardholder would be in the best interests of the Company

the Grantor shall (subject to Rule 20) permit the exercise of his Nil-Cost Option Award in respect of any of his Vested Award Shares at the times specified in Rule 19.7 below.

Leavers after Performance Period – time for exercise of Nil-Cost Option Award

19.7 Where an Awardholder Leaves in any of the circumstances specified at Rule 19.5 above, he may exercise his Nil-Cost Option Award as follows:-

19.7.1 subject to Rule 19.7.2 below:-

(a) the Nil-Cost Option Award may be exercised in respect of 50% of the total number of Vested Award Shares earned pursuant to his Award within 12 months after the Shares first become Vested Award Shares following the end of the Performance Period; and

(b) the Nil-Cost Option Award may be exercised in respect of the remaining 50% of the total number of Vested Award Shares within 12 months following the first anniversary of the end of the Performance Period;

19.7.2 the Committee may, in its discretion permit the Nil-Cost Option Award to be exercised in respect of all Vested Award Shares within 12 months after the first of the times set out in Rule 19.7.1 above.

20. NIL-COST OPTION AWARD – LEAVING FOR MISCONDUCT

20.1 If either:-

20.1.1 an Awardholder Leaves by reason of Misconduct; or

20.1.2 Leaves and the Company subsequently determines that before the Leaving Date circumstances had arisen in which the Awardholder's Employer was entitled to dismiss the Awardholder summarily

a Nil-Cost Option Award granted to the Awardholder shall immediately lapse and cease to be exercisable and none of the Grantor, the Company or the Awardholder's Employer shall be under any obligation to transfer or procure the transfer of any Shares or of any interest in Shares pursuant to such Nil-Cost Option Award.

20.2 The provisions of Rule 20.1 shall have effect in relation to a Nil-Cost Option Award regardless of whether the Awardholder has already exercised or purported to exercise such Nil-Cost Option Award.

PART D: CONTINGENT SHARE AWARDS

21. CONTINGENT SHARE AWARDS

21.1 The Grantor (acting with the consent of the Company), may from time to time grant an Eligible Employee a Contingent Share Award that is subject to the terms of Part D of this Plan.

21.2 Entitlement to the issue or transfer of Shares pursuant to a Contingent Share Award shall be subject to a Performance Condition.

21.3 No amount shall be payable by the Awardholder for the acquisition of Shares pursuant to a Contingent Share Award.

22. SATISFACTION OF CONTINGENT SHARE AWARDS

22.1 Subject to Rule 23 and Rule 24 below, the Grantor will issue or transfer, or procure the issue or transfer of Vested Award Shares to, or to the order of, the Awardholder as follows:-

22.1.1 50% of the Vested Award Shares shall be so issued or transferred as soon as practicable after the Shares become Vested Award Shares;

22.1.2 the remaining 50% of the Vested Award Shares shall be so issued or transferred as soon as practicable following the first anniversary of the end of the Performance Period.

22.2 Subject to Rule 23, an Awardholder shall have no right or entitlement to Award Shares which do not become Vested Award Shares.

Dividends paid following Performance Period

22.3 In the event that the Company pays a dividend in the period of 12 months following the end of the Performance Period, then when Vested Award Shares are to be issued or transferred to the Awardholder following the first anniversary of the Performance Period, the Grantor will either:-

22.3.1 pay to the Awardholder or procure the payment to the Awardholder of a cash sum (subject to deduction of income tax and NICs under the PAYE Regulations) equivalent to the aggregate amount of dividends that would have earned in the period of 12 months following the end of the Performance Period in respect of 50% of the Vested Award Shares; or

22.3.2 procure the issue or transfer to the Awardholder of a number of Shares with a Market Value (as determined by the Committee) equivalent to the cash sum referred to in Rule 22.3.1 above.

Issue or Transfer of Vested Award Shares

22.4 Vested Award Shares may not be issued or transferred to or to the order of an Awardholder on any occasion if such issue or transfer would not then be in compliance with the Model Code.

22.5 If on any occasion the issue or transfer of any Vested Award Shares is restricted by reason of the Model Code or any other regulation, requirement or guidance issued by the London Stock Exchange or the UK Listing Authority and which relates to dealings in Shares by directors or employees of any member of the Group, such Shares shall be issued or transferred as soon as practicable after all such restrictions have been lifted.

23. AWARDS – TREATMENT OF LEAVERS

Leavers - General

23.1 Subject to Rule 23.2, Rule 23.5 and Rule 24 below, if an Awardholder Leaves for any reason prior to an issue or transfer of Vested Award Shares pursuant to either Rule 22.1.1 *(after end of Performance Period)* or Rule 22.1.2 *(12 months later)* above, then all of the Awardholder's rights

under the Plan shall lapse and any Vested Award Shares that have not yet been issued or transferred to the Awardholder shall not be so issued or transferred.

Death, injury, disability, sale of business or subsidiary in Performance Period

23.2 If an Awardholder Leaves before the end of the Performance Period (or if later before the determination of the Performance Condition following the end of the Performance Period) and the reason for Leaving is either:-

23.2.1 death; or

23.2.2 injury or disability (evidenced to the satisfaction of the Committee); or

23.2.3 the fact that the office or employment by virtue of which he is eligible to participate in this Plan relates to a business or part of a business which is transferred to a person or company which is not a member of the Group; or

23.2.4 the fact that the company with which he holds the office or employment by virtue of which he is eligible to participate in this Plan is no longer a member of the Group; or

23.2.5 any other circumstances in which the Committee in its discretion determines that retention of Awards by an Awardholder would be in the best interests of the Company

the Grantor shall (subject to Rule 24) issue or transfer, or procure the issue or transfer to the Awardholder (or, if he has died, his Personal Representatives) of any Shares which are deemed to become Vested Award Shares pursuant to Rule 23.3 below, and such issue or transfer will be made at the times specified in Rule 23.4 below.

Additional Vesting – Leaving in Performance Period

23.3 Where an Awardholder Leaves in any of the circumstances specified at Rule 23.2 above, the following treatment will apply to his Award:-

23.3.1 the Awardholder will retain his Award until the Performance Condition is determined after the end of the Performance Period; and

23.3.2 the maximum number of Shares capable of becoming Vested Award Shares will be calculated by the application of the Performance Condition; and

23.3.3 the actual number of Vested Award Shares will be determined by applying a pro-rata reduction to the number of Shares referred to in Rule 23.3.2 on the basis of the ratio that the number of complete months from the commencement of the Performance Period to the Leaving Date bears to 36 months

PROVIDED THAT the Committee may in its discretion permit additional Shares to become Vested Award Shares by varying the application of the requirement to time pro-rate pursuant to Rule 23.3.3 above.

Leavers in Performance Period – time for transfer of Vested Award Shares

23.4 Where an Awardholder Leaves in any of the circumstances specified at Rule 23.2 above, Vested Award Shares will be issued or transferred to him (or to his order) as follows:-

23.4.1 subject to Rule 23.4.2 below:-

(a) 50% of the Vested Award Shares will be so issued or transferred as soon as practicable after the Shares become Vested Award Shares following the end of the Performance Period; and

(b) the remaining 50% of the Vested Award Shares will be so issued or transferred as soon as practicable following the first anniversary of the end of the Performance Period;

23.4.2 the Committee may, in its discretion permit all Vested Award Shares to be issued or transferred at the first of the times set out in Rule 23.4.1 above.

Death, injury, disability, sale of business following Performance Period

23.5 If an Awardholder who holds Vested Award Shares Leaves after the first issue or transfer of Vested Award Shares following the end of the Performance Period and the reason for Leaving is either:-

23.5.1 death; or

23.5.2 injury or disability (evidenced to the satisfaction of the Committee); or

23.5.3 the fact that the office or employment by virtue of which he is eligible to participate in this Plan relates to a business or part of a business which is transferred to a person or company which is not a member of the Group; or

23.5.4 the fact that the company with which he holds the office or employment by virtue of which he is eligible to participate in this Plan is no longer a member of the Group; or

23.5.5 any other circumstances in which the Committee in its discretion determines that retention of Awards by an Awardholder would be in the best interests of the Company

the Grantor shall (subject to Rule 24) issue or transfer, or procure the issue or transfer to the Awardholder (or, if he has died, his Personal Representatives) of his Vested Award Shares at the times specified in Rule 23.6 below.

Leavers after Performance Period – time for transfer of Vested Award Shares

23.6 Where an Awardholder Leaves in any of the circumstances specified at Rule 23.5 above, Vested Award Shares will be issued or transferred to him (or to his order) as follows:-

23.6.1 subject to Rule 23.6.2 below, Vested Award Shares will be transferred to him as soon as reasonably practicable after the first anniversary of the Performance Period; and

23.6.2 the Committee may, in its discretion, permit all Vested Award Shares that have not yet been issued or transferred to the Awardholder to be so issued or transferred as soon as practicable after the Awardholder's Leaving Date.

24. CONTINGENT SHARE AWARD – LEAVING FOR MISCONDUCT

24.1 If either:-

24.1.1 an Awardholder Leaves by reason of Misconduct; or

24.1.2 Leaves and the Company subsequently determines that before the Leaving Date circumstances had arisen in which the Awardholder's Employer was entitled to dismiss the Awardholder summarily

a Contingent Share Award granted to the Awardholder shall immediately lapse and none of the Grantor, the Company or the Awardholder's Employer shall be under any obligation to issue or transfer or procure the issue or transfer of any Shares or of any interest in Shares pursuant to such Contingent Share Award including in respect of any Vested Award Shares that have previously been so issued or transferred.

24.2 The provisions of Rule 24.1 shall have effect in relation to a Contingent Share Award regardless of whether the Performance Condition has then been satisfied in whole or in part.

PART E: PERFORMANCE CONDITIONS

25. PERFORMANCE CONDITIONS

25.1 The Committee shall determine the Performance Condition before an Award is granted and (unless the Committee determines otherwise) the Performance Condition shall be as set out in Schedule 1 to the Plan.

25.2 A Performance Condition may provide that a given number or proportion of Award Shares shall become Vested Award Shares according to whether, and the extent to which, different levels of performance are achieved or exceeded.

25.3 After an Award has been granted the Committee may (with the consent of the Grantor, where appropriate), in appropriate circumstances, amend the Performance Condition if an event has occurred or events have occurred in consequence of which the Committee reasonably considers that the existing Performance Condition should be so amended **PROVIDED THAT** the Committee considers the varied Performance Condition fair and reasonable and not materially less challenging than the Performance Condition was when first set but for the event in question.

25.4 The number of Shares in respect of which Award Shares shall become Vested Award Shares on any occasion shall be rounded up to the nearest whole number of Shares.

Deemed Vesting upon a Corporate Event

25.5 If, before the third anniversary of the Award Date, circumstances arise as mentioned in Rules 29 to 32 (Corporate Events), the Committee shall determine whether and to what extent any Performance Condition shall then be deemed to be satisfied having regard to the progress towards meeting any applicable Performance Condition.

Determination by the Committee

25.6 The questions of:-

25.6.1 whether and to what extent a Performance Condition is or is deemed to be satisfied; and

25.6.2 the number or proportion of Award Shares which become Vested Award Shares

shall be for the determination of the Committee whose decision shall be final and binding.

25.7 The Company shall, as soon as practicable, notify an Awardholder of the fact that a Performance Condition has been satisfied in whole or in part.

25.8 If or insofar as Award Shares do not become Vested Award Shares in consequence of a Performance Condition not being satisfied in full, a Nil-Cost Option Award or a Contingent Share Award shall lapse in respect of the balance of such Award Shares.

PART F: RECOVERY OF AWARD TAX LIABILITY

26. RECOVERY OF AWARD TAX LIABILITY

If, on any occasion, any Award Tax Liability arises in relation to, or in consequence of, anything done pursuant to this Plan, then unless:-

26.1 the Awardholder has previously made arrangements, satisfactory to the Company, for payment of his Award Tax Liability; or

26.2 the Awardholder has authorised the Grantor to the extent necessary to reimburse the Awardholder's Employer, to sell as agent for the Awardholder (at the best price which can reasonably be expected to be obtained at the time of sale) a sufficient number of Vested Award Shares, and to procure payment to the Awardholder's Employer out of the net proceeds of sale of such Shares (after deduction of all fees, commissions and expenses incurred in relation to such sale) of monies sufficient to satisfy the indemnity mentioned in Rule 12

the Grantor shall, to the extent necessary to reimburse the Awardholder's Employer, have the right to sell as agent for the Awardholder (as mentioned in Rule 26.2) a sufficient number of the Vested Award Shares, and to procure payment to the Awardholder's Employer, out of the net proceeds of sale of such Shares (after deduction of all fees, commissions and expenses incurred in relation to such sale) of monies sufficient to satisfy the indemnity mentioned in Rule 12 and/or the Awardholder's Employer shall have the right to deduct the requisite amount from the Awardholder's salary.

PART G: CORPORATE EVENTS

27. DEEMED VESTING

References in this Part G to Award Shares becoming Vested Award Shares are to be construed as references to Award Shares becoming Vested Award Shares in consequence of a determination by the Committee pursuant to Rule 25.5.

28. INTERNAL REORGANISATION – NIL-COST OPTION AWARDS

28.1 If:-

28.1.1 in consequence of a demerger, reorganisation, reconstruction or amalgamation, the Company will come under the Control of another company, or the business of the Company will then be carried on by another company and, in either case, substantially all of the persons who owned the Ordinary Share Capital immediately before such change of Control will immediately thereafter continue to have Control of the Company and will then own more than 50 per cent of the issued ordinary share capital of such other company (other than fixed-rate preference shares); and

28.1.2 holders of all Nil-Cost Option Awards and Contingent Share Awards are each invited to accept an Exchange of Awards

then:-

(a) the following provisions of this Part H shall not apply; and

(b) all Nil-Cost Option Awards and Contingent Share Awards shall lapse and cease to be exercisable at the end of the period of 21 days beginning with the date on which such invitation is made or, if later, the end of the period in which the Awardholder may accept such invitation.

28.2 The following provisions of this Part G shall have effect subject to this Rule 28.

29. DEMERGER

29.1 If:-

29.1.1 notice is given to shareholders of the Company of a proposed demerger of the Company or of any Subsidiary; and

29.1.2 the Committee is of the opinion, and the Independent Advisers have confirmed, that the interests of Awardholders would or might be substantially prejudiced by the proposed demerger

the Company may, as soon as practicable (and subject to Rule 29.2 below):-

(a) notify Awardholders that Nil-Cost Option Awards may then be exercised, within one month (or such longer period as may be specified in such notice), in respect of such of the Award Shares (if any) which, in consequence of the application of Rule 25.5, then become Vested Award Shares; or

(b) procure the transfer to Awardholders of such of the Shares under Contingent Share Awards (if any) which, in consequence of the application of Rule 25.5, then become Vested Award Shares.

29.2 If circumstances falling within Rule 29.1 above occur within 12 months of the Award Date, the number of Vested Award Shares will be reduced on a time pro-rata basis (calculated by reference to the proportion of the Performance Period that has then elapsed). However, the Committee may, if it believes it is appropriate, apply the time pro-rating calculation by reference to a proportion which exceeds the proportion of the Performance Period that has elapsed at that time.

29.3 A Nil-Cost Option which is not exercised within the period specified pursuant to Rule 29.1(a) shall, if the Directors so determine and specify in the notice given to Awardholders, lapse and cease to be exercisable at the end of that period.

30. STATUTORY RECONSTRUCTION

30.1 Subject to Rule 30.2 below, if the court sanctions a compromise or arrangement proposed for the purposes of or in connection with a scheme for the reconstruction of the Company or its amalgamation pursuant to section 425 of the Companies Act 1985, the Company may:-

30.1.1 notify Awardholders that Nil-Cost Option Awards may then be exercised, within the period of one month (or such longer period as is specified in such notice) commencing on the date on which the compromise or arrangement becomes effective (or, if the Directors so determine, the earlier date when the court sanctions the compromise or arrangement) in respect of such of the Award Shares (if any) which, in consequence of the application of Rule 25.5, then become Vested Award Shares; and

30.1.2 notify Awardholders that it will as soon as practicable procure the issue or transfer to Awardholders of such of the Shares under Contingent Share Awards (if any) which, in consequence of the application of Rule 25.5, then become Vested Award Shares.

30.2 If circumstances falling within Rule 30.1 above occur within 12 months of the Award Date, the number of Vested Award Shares will be reduced on a time pro-rata basis (calculated by reference to the proportion of the Performance Period that has then elapsed). However, the Committee may, if it believes it is appropriate, apply the time pro-rating calculation by reference to a proportion which exceeds the proportion of the Performance Period that has elapsed at that time.

30.3 A Nil-Cost Option which is not exercised within the period specified pursuant to Rule 30.1.1 shall, if the Directors so determine and specify in the notice given to Awardholders, lapse and cease to be exercisable at the end of that period.

31. CHANGE OF CONTROL

31.1 If any person:-

31.1.1 obtains Control of the Company as a result of making a general offer to acquire Shares in the Company; or

31.1.2 having obtained such Control, makes such an offer

then the Company shall, as soon as practicable after becoming aware of that event (but subject to Rule 31.3 below):-

(a) notify Awardholders that Nil-Cost Option Awards may then be exercised, within one month (or such longer period as may be specified in such notice), in respect of such of the Award Shares (if any) which, in consequence of the application of Rule 25.5, then become Vested Award Shares; and

(b) procure the issue or transfer to Awardholders of such of the Shares under Contingent Share Awards (if any) which, in consequence of the application of Rule 25.5, then become Vested Award Shares.

31.2 For the purposes of the preceding provisions of this Rule 31 a person shall be deemed to have Control of the Company if he, and others acting in concert with him, have together obtained Control of it.

31.3 If circumstances falling within Rule 31.1 above occur within 12 months of the Award Date, the number of Vested Award Shares will be reduced on a time pro-rata basis (calculated by reference to the proportion of the Performance Period that has then elapsed). However, the Committee may, if it believes it is appropriate, apply the time pro-rating calculation by reference to a proportion which exceeds the proportion of the Performance Period that has elapsed at that time.

31.4 A Nil-Cost Option which is not exercised within the period specified pursuant to Rule 31.1(a) shall, if the Directors so determine and specify in the notice given to Awardholders, lapse and cease to be exercisable at the end of that period.

32. WINDING-UP

32.1 If notice is given to holders of Shares of a resolution for the voluntary winding-up of the Company, then the Company shall, as soon as practicable after becoming aware of that event (but subject to Rule 32.3 below):-

32.1.1 notify Awardholders that Nil-Cost Option Awards may then be exercised at such times as specified by the notice in respect of such of the Award Shares (if any) which, in consequence of the application of Rule 25.5, then become Vested Award Shares; and

32.1.2 procure the issue or transfer to Awardholders of such of the Shares under Contingent Share Awards (if any) which, in consequence of the application of Rule 25.5, then become Vested Award Shares.

32.2 If circumstances falling within Rule 32.1 above occur within 12 months of the Award Date, the number of Vested Award Shares will be reduced on a time pro-rata basis (calculated by reference to the proportion of the Performance Period that has then elapsed). However, the Committee may, if it believes it is appropriate, apply the time pro-rating calculation by reference to a proportion which exceeds the proportion of the Performance Period that has elapsed at that time..

32.3 All Nil-Cost Option Awards and Contingent Share Awards shall immediately lapse and cease to be exercisable upon the commencement of a winding-up of the Company.

PART H: AMENDMENTS

33. VARIATION OF SHARE CAPITAL

33.1 In the event of any alteration of the Ordinary Share Capital by way of capitalisation or rights issue, sub-division, consolidation or reduction, or the payment to shareholders of a special dividend or, subject to Rule 29, a demerger of the Company or of any subsidiary or any other variation of the share capital of the Company, the Committee may make such adjustment as it considers appropriate:-

33.1.1 to the number of Shares in respect of which a Nil-Cost Option Award or a Contingent Share Award subsists; or

33.1.2 if a Nil-Cost Option Award has been exercised but no Vested Award Shares have been transferred, to the number of Shares which may be so transferred; or

33.1.3 where such an event occurs after the end of the Performance Period, the number of Vested Award Shares in respect of which a Contingent Share Award subsists

PROVIDED THAT:-

(a) except in the case of a sub-division, consolidation or capitalisation issue, any such adjustment is confirmed in writing by the Independent Advisers to be in their opinion fair and reasonable;

(b) the number of Shares as so adjusted has been rounded down to the nearest whole number; and

(c) if the Grantor is not the Company, no such adjustment shall be made without the consent of the Grantor.

33.2 As soon as reasonably practicable after making any adjustment pursuant to Rule 33.1, the Directors shall (on behalf of the Grantor) give notice to every Awardholder affected thereby and shall, at the written request of any such Awardholder and upon the surrender of any Award Certificates which he holds, deliver, or procure the delivery to him of, revised Award Certificates in respect of his Awards.

34. ALTERATION OF THE PLAN

34.1 The Committee may make any alteration or amendment to this Plan, including such alterations or amendments as may be necessary to take account of any comments of the UK Listing Authority, prior to its approval by shareholders of the Company.

34.2 The Committee may thereafter alter or amend any of the provisions of this Plan in any respect **PROVIDED THAT**:-

34.2.1 no such alteration or amendment shall be made to the advantage of existing or new Awardholders to the provisions relating to eligibility to participate, the individual and overall limitations on the making of Awards and the basis for determining Awardholders' rights to acquire Shares and the adjustment of such rights in the event of a variation of the Ordinary Share Capital or this Rule 34 without the prior approval by ordinary resolution of the shareholders of the Company **SAVE THAT** the provisions of this Rule 34.2 shall not apply to the extent that such alteration or amendment is in the opinion of the Directors a minor amendment which is necessary or appropriate:-

(a) to benefit the administration of this Plan;

(b) to take account of any change in legislation; or

(c) to obtain or maintain favourable tax, exchange control or regulatory treatment for existing or new Awardholders, the Company, any Subsidiary or any Associated Company; and

34.2.2 if, in relation to any Awards, the Grantor is not the Company, no alteration or addition shall be made to the terms of such Awards without the approval of the Grantor.

34.3 As soon as reasonably practicable after making any such alteration or addition the Directors shall (on behalf of the Grantor) give notice to every Awardholder (if any) affected thereby.

34.4 No alteration shall be made to the terms of any Award without the prior consent of the Awardholder if such alteration would, in the opinion of the Committee, materially prejudice the rights or entitlements of such Awardholder.

PART I: MISCELLANEOUS

35. SERVICE OF DOCUMENTS

35.1 Except as otherwise provided in this Plan, any notice or document to be given by, or on behalf of, the Company or other Grantor or any plan administrator to any person in accordance or in connection with this Plan shall be duly given:-

35.1.1 by sending it through the post in a pre-paid envelope to the address last known to the Company to be his address and, if so sent, it shall be deemed to have been duly given on the date of posting; or

35.1.2 if he holds office or employment with any member of the Group or any Associated Company, by delivering it to him at his place of work or by e-mail or by sending to him a facsimile transmission addressed to him at his place of work and if so sent it shall be deemed to have been duly given at the time of transmission **SAVE THAT** a notice or document shall not be duly given by e-mail unless that person is known by his employer company to have personal access during his normal business hours to information sent to him by e-mail.

35.2 Any notice or document so sent to an Eligible Employee or Awardholder shall be deemed to have been duly given notwithstanding that such Awardholder is then deceased (and whether or not the Company or other Grantor has notice of his death) except where his Personal Representatives have established their title to the satisfaction of the Company and supplied to the Company an alternative address to which documents are to be sent.

35.3 Any notice in writing or document to be submitted or given to the Grantor, the Company or a plan administrator in accordance or in connection with this Plan may be delivered, sent by post, facsimile transmission or e-mail but shall not in any event be duly given unless it is actually received (or, in the case of an e-mail, opened) by the Secretary of the Company or such other person as may from time to time be nominated by the Company and whose name and address is notified to Awardholders.

35.4 For the purposes of this Plan, an e-mail shall be treated as not having been duly sent or received if the recipient of such e-mail notifies the sender that it has not been opened because it contains, or is accompanied by a warning or caution that it could contain or be subject to, a virus or other computer programme which could alter damage or interfere with any computer software or e-mail.

36. STAMP DUTY

Any stamp duty or stamp duty reserve tax payable in respect of a transfer of Shares to, or to the order of, an Awardholder (other than stamp duty or stamp duty reserve tax payable on a sale of Shares by the Grantor at the direction of the Awardholder) shall be paid by the Company or, if different, the Grantor (who shall be reimbursed by the Company).

37. JURISDICTION

37.1 This Plan and any Award shall be governed by and construed in all respects in accordance with the laws of England and Wales.

37.2 The courts of England shall have exclusive jurisdiction in relation to any claim, dispute or difference concerning an Award and any matter arising from or in relation to this Plan.

38. PURCHASES BY TRUSTEE

An Awardholder may, subject to the Model Code, direct the Trustee to sell Vested Award Shares on his behalf and, in this event, such Shares may, if the Trustee so determines, be purchased by the Trustee **PROVIDED THAT** the price per Share paid by the Trustee is not less than the Market Value of a Share on the date of purchase.

39. **THIRD PARTY RIGHTS**

Except as otherwise expressly stated to the contrary, neither this Plan nor the making of any Award shall have the effect of giving any third party any rights under this Plan pursuant to the Contracts (Rights of Third Parties) Act 1999 and that Act shall not apply to this Plan or to the terms of any Award under it.

SCHEDULE 1

PERFORMANCE CONDITION FOR INITIAL AWARDS MADE UNDER THE PLAN

1. The Performance Condition set out below shall apply to initial Awards made following the demerger of the Company from Provident Financial plc.

2. **DEFINITIONS**

2.1 In this Performance Condition, the following words and expressions shall have the following meanings:-

"Net Return Index" an index calculated to reflect movements in share price over a period and dividends reinvested on a net basis (without any associated tax credit) in shares on the ex-dividend date

"Performance Period" the period of 3 years beginning with the Demerger Date and ending on the third anniversary of the Demerger Date

"Total Shareholder Return" $\frac{TSR2}{TSR1}$ minus 1 where:

TSR1 in relation to the Company is its initial Net Return Index calculated using an average of the middle-market quotations of a Share as derived from the Daily Official List over each Dealing Day in the month following the Demerger Date

TSR2 in relation to the Company is its average Net Return Index over each Dealing Day during the last three months of the Performance Period (or the whole of the Performance Period where it is less than three months)

2.2 All the words and expressions defined in the rules of the Plan shall bear the same meaning when used in this Performance Condition.

3. **PERFORMANCE CONDITION**

3.1 The Performance Condition in this Schedule 1:-

3.1.1 measures the absolute growth in the Company's Total Shareholder Return over the Performance Period; and

3.1.2 requires that the Committee must be satisfied that the recorded TSR is a genuine reflection of the Company's underlying performance.

3.2 Subject to paragraph 3.1.2 above, the number of Award Shares that will become Vested Award Shares and which an Awardholder can acquire is calculated as follows:-

Total Shareholder Return growth	% of Award Shares that can be Vested Award Shares
Less than 30% growth	Nil
30% growth	50%
Between 30% growth and 60% growth	Between 50% and 100% on a straight-line basis
60% growth or more	100%

3.3 If the Performance Condition specified in this Schedule 1 is not satisfied in full at the end of the Performance Period, an Award shall lapse in respect of those Award Shares that do not become Vested Award Shares.

3.4 Where the operation of paragraph 3.1 produces a fraction of a Share, this shall be rounded up to the nearest whole Share.

4. CURTAILMENT OF PERFORMANCE PERIOD

4.1 If an event as described in Rules 27 to 32 (*Corporate Events*) occurs, then:

4.1.1 in accordance with Rule 25.5, the Committee shall determine whether and to what extent the Performance Condition shall be deemed to be satisfied;

4.1.2 any such determination shall be made by the Committee as constituted immediately before the event; and

4.1.3 the end of the Performance Period will be:-

(a) on a demerger (Rule 29), the giving of notice to shareholders;

(b) on a statutory reconstruction (Rule 30), the date of court sanction;

(c) on a change of Control (Rule 31), the Company becoming aware of the change of Control;

(d) on a voluntary winding up (Rule 32), the giving of notice to shareholders.

5. METHODOLOGY

5.1 The Committee may make such adjustments to the Performance Condition as it considers appropriate to take account of any factor which it considers to be relevant, including (but not limited to):-

5.1.1 changes in accounting standards; or

5.1.2 a capital re-organisation of the Company including without limitation any capitalisation issue, rights issue, sub-division or consolidation of share capital, reduction of capital or exempt distribution within the meaning of Section 213 of the Income and Corporation Taxes Act 1988, or a demerger.

5.2 The calculations of the Committee shall be final and binding and shall not be open to question.

5.3 If after an Award has been granted, the Committee considers that the use of an alternative methodology for calculating Total Shareholder Return would be more convenient, the Committee may amend its methodology **PROVIDED THAT** such amendment may only be one which the Committee considers will result in the relevant Performance Condition being materially no more or no less difficult to satisfy than it would have been without such amendment.

Dated 25 June 2007

PROVIDENT FINANCIAL plc

and

INTERNATIONAL PERSONAL FINANCE plc

DEMERGER AGREEMENT

Slaughter and May
One Bunhill Row
London EC1Y 8YY
(AGR/PBJ)
CD061520159

Contents

THIS DEMERGER AGREEMENT is made on 25 June 2007

BETWEEN:

(1) **Provident Financial plc**, a company incorporated in England, with number 668987 having its registered office at Colonnade, Sunbridge Road, Bradford BD1 2LQ ("**Provident**"); and

(2) **International Personal Finance plc**, a company incorporated in England, with number 6018973 having its registered office at Number Three, Leeds City Office Park, Meadow Lane, Leeds LS11 5BD ("**IPF**").

WHEREAS:

(A) Provident intends to demerge its interest in the IPF Business by way of a dividend to be declared in specie to its shareholders and this Agreement reflects the terms on which Provident has offered IPF the opportunity to participate in the Demerger by becoming the listed holding company of the IPF Group.

(B) PIHL is a wholly-owned subsidiary of Provident and is and will, following the Demerger, be a subsidiary of IPF and the holding company of the IPF Business and the IPF Group Companies (other than IPF and PIHL).

(C) Provident and IPF have conditionally agreed on the terms of this Agreement that Provident will, in satisfaction of the Demerger Dividend to be declared on the Provident Shares pursuant to the Demerger Resolution, transfer the entire issued share capital of PIHL to IPF in consideration for which IPF will allot and issue, credited as fully paid up, the Demerger Shares to Qualifying Provident Shareholders.

(D) Immediately following Completion, the Reduction of Capital will be effected (subject to the approval of the Court).

(E) This Agreement, which as regards the provisions of clauses 5.7 to 5.9 is a Deed, sets out the terms on which Provident has offered IPF the opportunity to participate in the Demerger by becoming the listed holding company of the IPF Group and on which relations between the Provident Group and the IPF Group will be governed following Completion.

IT IS AGREED as follows:

1. DEFINITIONS AND INTERPRETATION

1.1 The following provisions shall apply to the interpretation of this Agreement.

1.2 Words and expressions used in this Agreement shall have the meanings set out below, unless expressly redefined (including for the purpose of the provisions of Schedule 1), or the context requires otherwise:

"Admission"	means admission of the Demerger Shares to the Official List of the UK Listing Authority having become effective in accordance with the Listing Rules of the UK Listing Authority and the admission of the Demerger Shares to trading on the London Stock Exchange's market for listed securities becoming effective in accordance with the Admission and Disclosure Standards of the London Stock Exchange;
"Affiliate"	means in relation to Provident, any other person who directly or indirectly controls, is controlled by, or is under common control with Provident from time to time but excluding any IPF Group Company and, in relation to IPF, any other person who directly or indirectly controls, or is controlled by, or is under common control with IPF from time to time but excluding any Provident Group Company;
"Business Day"	means a day (not being a Saturday or Sunday or a public holiday) when clearing banks are open for business in the City of London for the transaction of normal banking business;
"Circular"	means the circular to be dated the Posting Date to be sent to the shareholders of Provident in connection with the Demerger;
"Co-existence Agreement"	means the co-existence agreement to be entered into between Provident and IPF in the form set out in Schedule 9;
"Completion"	means the time and date when the Conditions shall have been fulfilled and the events specified in clause 5 (Completion obligations) shall have taken place;
"Conditions"	means the conditions set out in clause 2 (Conditions);
"Costs"	means charges and reasonable costs (including legal costs) and expenses (other than Tax), in each case of

any nature whatsoever;

"Current Provident Group"	means Provident and its subsidiary undertakings immediately prior to Completion;
"Czech Subsidiary"	means Provident Financial s.r.o., a company incorporated in the Czech Republic and having its registered office at Praha 4, Olbrachtova 9/2006, Prague 140 00, Czech Republic;
"Debt on the Employer Provisions"	has the meaning given in clause 11.2;
"Demerger"	means the proposed demerger of PIHL pursuant to this Agreement and the Demerger Resolution;
"Demerger Dividend"	means the interim dividend to be declared by the Provident Board to effect the Demerger pursuant to the authority granted to the Provident Board under the Demerger Resolution;
"Demerger Record Time"	means 5.00 p.m. on 13 July 2007, or such other time as the Provident Board shall, in its absolute discretion, determine;
"Demerger Resolution"	means resolution 1(a) set out in the notice of EGM of Provident included in the Circular;
"Demerger Shares"	means the ordinary shares initially of 170 pence each in the share capital of IPF to be allotted and issued, credited as fully paid up as Provident shall direct in accordance with this Agreement, together with (where the context so requires) any ordinary shares in the capital of IPF in issue prior to Completion;
"Dresdner"	means Dresdner Kleinwort Limited;
"Dutch Subsidiary"	means PF (Netherlands) B.V., a company incorporated in the Netherlands and having its registered office at Fred. Roeskestraat 123, 1076EE Amsterdam, The Netherlands;
"EGM"	means the extraordinary general meeting of Provident (including, if applicable, as it may be postponed or adjourned) to consider, *inter alia*, the passing of the Demerger Resolution intended to be held on 13 July 2007 (together with any adjournment thereof);
"FSMA"	means the Financial Services and Markets Act 2000;

"Group"	means the group comprising all group undertakings (as defined in section 259 Companies Act 1985) of the relevant entity immediately after Completion and "**Group company**" shall be construed accordingly;
"Hawkpoint"	means Hawkpoint Partners;
"ICTA"	means the Income and Corporation Taxes Act 1988;
"Independent Accountants"	means an independent firm of chartered accountants to be appointed by Provident or IPF or otherwise in accordance with Part A of Schedule 7;
"Intellectual Property Rights"	means all patents, trade and service marks, trade and service names, logos, copyrights (including, without limitation, rights in computer software), rights in designs and rights in databases (whether or not any of these is registered and including any applications for registration of any such thing) and all other intellectual property rights or forms of protection of a similar nature or having equivalent or similar effect to any of the foregoing which subsist anywhere in the world;
"IPF Business"	means the home credit business owned, operated or carried on by PIHL and its subsidiary undertakings immediately prior to Completion and as described in the Prospectus;
"IPF Directors"	means the directors of IPF from time to time;
"IPF Group"	means IPF, PIHL and the companies and other persons that are, or will following Completion be, subsidiary undertakings of IPF;
"IPF Group Company"	means any member of the IPF Group;
"IPF Group Company Guarantee"	means any guarantee, indemnity, bond, warranty, covenant, undertaking, security or collateral obligations given by any IPF Group Company in respect of any Provident Group Company or any liabilities or obligations of any Provident Group Company;
"IPF Trade Marks"	means all trade or service marks, trade or service names and logos owned or used by any member of the Current Provident Group which relate exclusively to the IPF Business;

"London Stock Exchange"	means London Stock Exchange plc;
"Merrill Lynch"	means Merrill Lynch International;
"Mutual Indemnities"	means the indemnities given by Provident to IPF or by IPF to Provident which are contained in clause 8 (Guarantees) and in Schedule 5;
"Other Group"	means the Provident Group when the subject is an entity in the IPF Group and the IPF Group when the subject is an entity in the Provident Group;
"person"	includes individuals, bodies corporate (wherever incorporated), unincorporated associations, partnerships, limited liability companies and other unincorporated bodies (in each case, wherever resident and for whatever purpose);
"PIHL"	means Provident International Holdings Limited, a company incorporated in England with number 1525242 and having its registered office at Number Three, Leeds City Office Park, Meadow Lane, Leeds LS11 5BD;
"Posting Date"	means 25 June 2007 (or such date as may be agreed by Provident and IPF as the date for the issue and despatch of the Circular and the publication of the Prospectus);
"PPC"	means Provident Personal Credit Limited, a company incorporated in England with number 146091 and having its registered office at Colonnade, Sunbridge Road, Bradford BD1 2LQ;
"Prospectus"	means the prospectus to be dated the Posting Date relating to IPF;
"Provident Business"	means all businesses carried on prior to Completion by any member of the Current Provident Group (or previous members of that Group) except for the IPF Business;
"Provident Group"	means Provident and its subsidiary undertakings from time to time excluding any IPF Group Company;
"Provident Group Company"	means any member of the Provident Group;
"Provident Group Company Guarantee"	means any guarantee, indemnity, bond, warranty, covenant, undertaking, security or collateral obligations given by any Provident Group Company in

respect of any IPF Group Company or any liabilities or obligations of any IPF Group Company;

"Provident Group Treasury Contracts" means all contracts entered into (whether before or after the date hereof) prior to Completion by Provident in the performance of its central treasury function on behalf, or for the benefit, of IPF Group Companies (or any of them) in relation to hedging, foreign exchange or otherwise;

"Provident Indemnities" means the indemnities from Provident set out in clause 14.1;

"Provident Reorganisation" means the reorganisation of the Current Provident Group effected prior to the date of this Agreement pursuant to which shares in the Czech, Slovak and Dutch Subsidiaries were transferred from PPC to IPF Group Companies;

"Provident Shares" means the ordinary shares of 10 4/11 pence each in the share capital of Provident;

"Provident Share Schemes" means (1) the Provident Financial Performance Share Plan, (2) the Provident Financial Employee Savings-Related Share Option Scheme (1993), (3) the Provident Financial Senior Executive Share Option Scheme (1995), (4) the Provident Financial Unapproved Senior Executive Share Option Scheme (1996), (5) the Provident Financial International Employee Savings-Related Share Option Scheme (2000), (6) the Provident Financial Employee Savings-Related Share Option Scheme (2003), (7) the Provident Financial Long Term Incentive Scheme (2006) and (8) the Provident Financial Executive Share Option Scheme (2006);

"Provident Trade Marks" means the "Provident" name, and all trade or service marks, trade or service names and logos owned or used by any member of the Current Provident Group other than the IPF Trade Marks;

"Qualifying Provident Shareholders" means holders of Provident Shares on the register of members of Provident at the Demerger Record Time;

"Reduction of Capital" has the meaning given in clause 6.1;

"Registrar of Companies" means the Registrar of Companies in England and Wales;

"Senior Scheme"	has the meaning given in clause 11.2;
"Separation Committee"	means the committee to be established in accordance with clause 7 (Establishment of the Separation Committee);
"Slovak Subsidiary"	means Provident Financial s.r.o., a company incorporated in Slovakia and having its registered office at Grösslingova 7, Bratislava 811 09, Slovakia;
"Software Licence"	means the software licence entered into between Provident and Provident International Limited, dated 21 December 2006, in the form set out in Schedule 8;
"Sponsors' Agreement"	means the sponsors' agreement dated 25 June 2007 entered into between Merrill Lynch, Dresdner, Provident and IPF;
"Staff Scheme"	has the meaning given in clause 11.2;
"subsidiary undertaking"	means a subsidiary undertaking as defined in section 258 Companies Act 1985;
"Tax"	means corporation tax, advance corporation tax, income tax, capital gains tax, inheritance tax, value added tax, national insurance contributions, capital duty, stamp duty (to the extent recoverable as if it were an amount of stamp duty reserve tax), stamp duty reserve tax, stamp duty land tax, duties of customs and excise, rates, all taxes, duties or charges replaced by or replacing any of them, and all other taxes (imposed by any jurisdiction) on gross or net income, profits or gains, distributions, receipts, sales, use, occupation, franchise, value added, and personal property, and all levies, imposts, duties, charges or withholdings in the nature of taxation, together with all penalties, charges and interest relating to any of the foregoing or to any late or incorrect return in respect of any of them;
"Tax Authority"	means any taxing or other authority in any jurisdiction competent to impose any liability to Tax;
"Tax Covenant"	means the deed of tax covenant to be entered into between the parties in accordance with clause 9 (Tax);
"TCGA"	means the Taxation of Chargeable Gains Act 1992;

"Trade Mark Assignment"	means the trade mark assignment to be entered into between Provident and IPF in the form set out in Schedule 9;
"Transfer Shares"	means the entire issued share capital of PIHL; and
"UKLA"	means the UK Listing Authority (the Financial Services Authority acting in its capacity as competent authority under FSMA).

1.3 In this Agreement, unless the context otherwise requires:

(a) references to clauses, sub-clauses, paragraphs, sub-paragraphs, Recitals and Schedules are to clauses, sub-clauses, paragraphs, sub-paragraphs of and Recitals and Schedules to this Agreement;

(b) the Schedules and any attachments form part of this Agreement and the Schedules shall have the same force and effect as if expressly set out in the body of this Agreement, and any reference to this Agreement shall include the Schedules;

(c) headings and titles to clauses and Schedules are for convenience only and do not affect the interpretation of this Agreement;

(d) a reference to any statute or statutory provision shall be construed as a reference to the same as it may have been, or may from time to time be, amended, modified or re-enacted except to the extent that any amendment or modification made after the date of this Agreement would increase or alter the liability of Provident or IPF under this Agreement;

(e) references to a **"company"** shall be construed so as to include any company, corporation or other body corporate, wherever and however incorporated or established;

(f) references to a **"person"** shall be construed so as to include any individual, firm, company, government, state or agency of a state or any joint venture, association or partnership (whether or not having separate legal personality);

(g) save as specified in clause 22.1, a person shall be deemed to be connected with another if that person is connected with another within the meaning of section 839 ICTA;

(h) references to writing shall include any mode of reproducing words in a legible and non-transitory form;

(i) references to times of the day are to London time;

(j) any reference to a **"day"** (including within the phrase **"Business Day"**) shall mean a period of 24 hours running from midnight to midnight;

(k) the use of any gender includes the other genders;

(l) references to any English legal term for any action, remedy, method of judicial proceeding, legal document, legal status, court, official or any other legal concept shall, in respect of any jurisdiction other than England, be deemed to include the legal concept which most nearly approximates in that jurisdiction to the English legal term; and

(m) any indemnity or covenant to pay (the "**Payment Obligation**") being given on an "after tax basis" or expressed to be "calculated on an after tax basis" means that to the extent that the amount payable pursuant to such Payment Obligation (the "**Payment**") is subject to a deduction or withholding required by law in respect of Tax or is chargeable to any Tax in the hands of the recipient it shall be increased so as to ensure that, after taking into account:

   (i) the amount of Tax required to be deducted or withheld from, and the Tax chargeable on, such amount (including on the increased amount); and

   (ii) any Tax credit, Tax repayment or other Tax benefit which is available to the indemnified party or the recipient of the Payment to the extent that it is available as a result of the matter giving rise to the Payment Obligation or as a result of receiving the Payment; and

(n) (which amount of Tax and Tax credit, Tax repayment or other Tax benefit is to be determined by the auditors of the recipient at the shared expense of both parties), the recipient of the Payment is in the same position as it would have been in if there had been no such Tax or Tax credit, Tax repayment or other Tax benefit.

1.4 The Schedules form part of this Agreement and references to this Agreement shall include references to the Schedules.

2. CONDITIONS

2.1 The provisions of this Agreement, other than those arising under clauses 2.2, 2.3, 3, 4, 9, 11, and 18 to 28 (inclusive), shall be conditional upon the following having been fulfilled:

(a) the passing of the Demerger Resolution;

(b) the approval of the payment of the Demerger Dividend by the Provident Board;

(c) permission having been granted for Admission (subject to the allotment of the Demerger Shares) and such permission not having been withdrawn prior to Completion; and

(d) none of the parties to the Sponsors' Agreement having exercised any right it may have to terminate that agreement.

2.2 Subject to clause 2.3, the parties shall use all reasonable endeavours to ensure fulfilment of the Conditions, none of which may be waived by either party. If the Conditions are not satisfied by 31 July 2007, (or such other date as the parties may agree), this Agreement shall automatically terminate and neither party shall have any claim of any nature whatsoever against the other under this Agreement (save in respect of any rights and liabilities of the parties which have accrued prior to termination).

2.3 Each party undertakes to the other to disclose anything which will or may prevent any of the Conditions from being satisfied immediately after it comes to the notice of that party.

2.4 Provident shall procure that, between the time of this Agreement and Completion, the IPF Business shall each be carried on in the ordinary course.

3. CIRCULAR AND PROSPECTUS AND PRE-COMPLETION OBLIGATIONS

3.1 On the Posting Date, Provident shall procure:

(a) the despatch of the Circular to all of its shareholders, subject to the prior approval of the Circular by the Provident Board and the UKLA; and

(b) the publication and despatch of the Prospectus to all of its shareholders, subject to the prior approval of the Prospectus by the IPF Directors and the UKLA.

3.2 Each of Provident and IPF undertakes to the other that if at any time after the date hereof and before the commencement of dealings in the Demerger Shares following Admission it comes to the notice of either of them that:

(a) any statement contained in the Circular or the Prospectus has become or been discovered to be untrue, incorrect or misleading in any material respect;

(b) it has been discovered that either the Circular or the Prospectus does not contain a statement that it should contain in order to comply with any applicable law or the rules of any relevant regulatory authority and that omission is or may be material;

(c) there has been a significant change affecting any matter contained in the Circular or the Prospectus which would have been required to be disclosed in any such document had it occurred before the Posting Date; or

(d) a significant new matter has arisen the inclusion of information in respect of which would have been required in the Circular or the Prospectus had it arisen before the Posting Date,

then that party shall immediately notify the other party of the same in writing.

3.3 Each of the parties undertakes to procure that, prior to Completion, except as required by law, the UKLA or the London Stock Exchange, no action will be taken by it which is inconsistent with the provisions of this Agreement or the completion of the Demerger.

3.4 Each party undertakes to the other that it will comply with applicable legal and regulatory requirements in relation to the Demerger, the Circular and the Prospectus and the matters and transactions contemplated thereby and by this Agreement.

3.5 Each of Provident and IPF undertakes to notify the other of the action (if any) which it intends to take as a consequence of any matter referred to in clause 3.2(a) to (d). In the case of IPF, this may include the publication of supplementary prospectuses in accordance with section 87G of FSMA.

4. TRANSFER AND ISSUE OF SHARES

4.1 Subject to the passing of the Demerger Resolution and the Provident Board determining, in its absolute discretion, that the Demerger continues to be in the best interests of Provident and its shareholders, Provident agrees to declare the Demerger Dividend in accordance with the Demerger Resolution and shall transfer with full title guarantee subject to and with effect from Admission, and IPF shall acquire, the Transfer Shares free from all security interests, options, equities, claims or other third party rights (including rights of pre-emption) of any nature whatsoever and together with all rights attaching to them.

4.2 Provident shall procure that prior to Completion (but subject thereto), the board of directors of PIHL shall meet to approve the transfer of the Transfer Shares from Provident to IPF and to resolve that IPF be recorded in the register of members of PIHL as the holder of the Transfer Shares. As soon as reasonably practicable following Completion, IPF shall procure that (subject to stamping) it is recorded in the register of members of PIHL as the holder of the Transfer Shares.

4.3 In consideration of the transfer of the Transfer Shares, and in satisfaction of the Demerger Dividend, IPF shall allot and issue to such persons as Provident directs such number of Demerger Shares as is equal to (i) the number of Provident Shares in issue at the Demerger Record Time, less (ii) such number of shares in the capital of IPF as are held at that time by John Harnett and Rosamond Marshall Smith.

4.4 Provident hereby directs that the Demerger Shares be allotted and issued pursuant to clause 4.3 above to Qualifying Provident Shareholders on the basis of one Demerger Share for every Provident Share held by each Qualifying Provident Shareholder at the Demerger Record Time, save that in respect of John Harnett and Rosamond Marshall Smith, the number of Demerger Shares to be allotted and issued to each of them as a Qualifying Provident Shareholder pursuant to the foregoing shall be reduced by the number of shares in the capital of IPF already held by each of them at the Demerger Record Time.

4.5 The Demerger Shares shall be allotted and issued credited as fully paid and free from all liens, charges and encumbrances whatsoever and shall have the rights described in IPF's articles of association (which shall be in the agreed form).

4.6 Immediately after the Demerger Record Time, Provident shall make available to IPF the registered names, addresses and shareholdings of the Qualifying Provident Shareholders.

5. COMPLETION OBLIGATIONS

5.1 Completion of this Agreement will take place immediately upon the satisfaction of the last of the conditions in clause 2.1 (other than any condition which will be satisfied only upon such Completion) when, subject to the fulfilment of any conditions then unsatisfied, the following business shall be (or shall have been) transacted:

(a) Provident shall deliver to IPF a duly executed transfer of the Transfer Shares in favour of IPF, together with the relevant share certificates;

(b) IPF shall procure that the names of the Qualifying Provident Shareholders to whom Demerger Shares are allotted pursuant to this Agreement are entered in the register of members of IPF as the holders of the Demerger Shares allotted to them; and

(c) each party shall deliver, or procure the delivery, to the other of a duly executed counterpart of each of the Co-existence Agreement and Trade Mark Assignment.

5.2 Save as provided in clause 5.4, any amounts outstanding at Completion between any Provident Group Company and any IPF Group Company shall, unless otherwise agreed between the parties in writing:

(a) be settled by payment to the relevant Provident Group Company or IPF Group Company (as appropriate) in the normal course in accordance with the applicable terms; or

(b) in the case of amounts which relate to intra-group financing or similar arrangements, shall be repaid in full on or as soon as reasonably practicable following Completion.

The parties agree to procure the compliance by members of their respective Groups with the provisions of this clause 5.2.

5.3 Any payments made pursuant to clause 5.2(b) shall, if not paid within 30 days of Completion, carry interest at a rate of 1% above the base lending rate from time to time of The Royal Bank of Scotland plc for the period from the date falling 30 days after Completion to the date of actual payment, in addition to any interest due under the relevant intra-group financing or other arrangement.

5.4 The parties agree that all amounts and other obligations outstanding at Completion in respect of the Provident Group Treasury Contracts shall be repaid or otherwise discharged on or as soon as practicable after Completion. The parties agree to procure the compliance by the members of their respective Groups with the provisions of this clause 5.4.

5.5 The parties shall procure that, to the extent the same has not been effected prior to Completion, any of their respective subsidiaries the shares of which have been transferred as part of the Provident Reorganisation shall (if applicable), upon stamping of the relevant transfers with the relevant duty or receipt of adjudication confirming that

no stamp duty is payable, register the transferee of the relevant shares as the holder thereof in the register of members of the relevant company.

5.6 The parties shall procure that, conditional and to be effective immediately upon Completion:

(a) employees of one Group who hold the office of director or secretary of a company in the Other Group shall have resigned from the company or companies in the Other Group and that suitable persons employed by the Other Group shall have been appointed in their place; and

(b) employees of one Group who are authorised signatories on bank mandates for accounts of companies in the Other Group shall be signed, executed and delivered all such documents as are necessary to cancel their status as authorised signatories on such mandates and to ensure that suitable persons employed by the Other Group shall have been appointed as authorised signatories in their place.

5.7 Provident hereby appoints IPF, with effect from Completion, as its lawful attorney, with full power in relation to its holding of the Transfer Shares to exercise all rights which are capable of exercise by it in the capacity of registered holder of the Transfer Shares, including but not limited to receiving notice of, attending and voting (as IPF shall think fit) at any general meeting of the shareholders of PIHL and completing (in such manner as IPF shall think fit) and returning proxy cards, consents to short notice and any other documents required to be signed by the holder of the Transfer Shares.

5.8 Provident hereby undertakes that, upon Completion, it shall:

(a) hold the Transfer Shares upon trust for IPF as beneficial owner;

(b) account to IPF for all dividends, interest, bonuses, distributions or other sums whatsoever received by Provident in respect of the Transfer Shares;

(c) deliver to IPF any notice, letter or other document of any nature whatsoever relating to the Transfer Shares as soon as reasonably practicable upon receipt of the same; and

(d) not exercise any of the rights, powers and privileges attaching to the Transfer Shares or otherwise capable of being exercised by the registered holder of the Transfer Shares without the consent of IPF.

5.9 The power of attorney constituted by <u>clause 5.7</u> and the undertaking given in <u>clause 5.8</u> above shall be irrevocable but shall terminate automatically on the date on which IPF or its nominee is entered in the register of members of PIHL as the holder of the Transfer Shares.

6. POST-COMPLETION OBLIGATIONS

6.1 Subject to IPF having passed a special resolution to reduce its share capital by decreasing the nominal value of each Demerger Share by 160 pence (the "**Reduction of Capital**") and the Court having confirmed the Reduction of Capital, IPF shall register the Court order confirming the Reduction of Capital with the Registrar of Companies.

6.2 Following the Reduction of Capital pursuant to clause 6.1, IPF shall procure that definitive certificates representing the Demerger Shares shall be despatched to the Qualifying Provident Shareholders (other than to holders of Provident Shares held through CREST, whose CREST nominee accounts will be credited with the Demerger Shares).

7. ESTABLISHMENT OF THE SEPARATION COMMITTEE

7.1 Provident and IPF shall establish a separation committee (the "**Separation Committee**") to review and assist in the implementation of this Agreement after Completion, to consider any additional issues arising from the implementation of the Demerger and to determine any disputes which may arise between members of the Provident Group and of the IPF Group.

7.2 The Separation Committee shall meet from time to time as agreed by Provident and IPF.

7.3 The members of the Separation Committee shall be the finance directors of each of Provident and IPF. The members of the Separation Committee shall be entitled to invite such other persons as they may determine to attend particular meetings of the Separation Committee. The Separation Committee shall determine its own remit and procedures.

8. GUARANTEES

8.1 To the extent not achieved before Completion, IPF undertakes to Provident to obtain the release in full of each member of the Provident Group from any Provident Group Company Guarantee to which it is a party as soon as practicable following Completion and, in any event, no later than the date falling six months after Completion.

8.2 For so long as and to the extent that any release from a Provident Group Company Guarantee has not been obtained, IPF shall:

(a) ensure that no member of the IPF Group shall enter into any further commitment or obligation, other than in respect of existing contractual arrangements, which would increase any Provident Group Company's actual or contingent liability under any such Provident Group Company Guarantee or any future guarantee of any Provident Group Company;

(b) use its reasonable endeavours to ensure that no third party or member of the IPF Group shall have recourse to any such Provident Group Company Guarantee; and

(c) indemnify Provident and any member of the Provident Group on an after tax basis against any and all liabilities and Costs arising in respect of any event or circumstance after Completion under or by reason of that Provident Group Company Guarantee (whether as a result of any breach by any member of the IPF Group of its obligations to which such Provident Group Company Guarantee relates or otherwise).

8.3 To the extent not achieved before Completion, Provident undertakes to IPF to obtain the release in full of each member of the IPF Group from any IPF Group Company Guarantee to which it is a party as soon as practicable following Completion and, in any event, no later than the date falling six months after Completion.

8.4 For so long as and to the extent that any release from an IPF Group Company Guarantee has not been obtained, Provident shall:

(a) ensure that no member of the Provident Group shall enter into any further commitment or obligation, other than in respect of existing contractual arrangements, which would increase any IPF Group Company's actual or contingent liability under any such IPF Group Company Guarantee or any future guarantee of any IPF Group Company;

(b) use its reasonable endeavours to ensure that no third party or member of the Provident Group shall have recourse to any such IPF Group Company Guarantee; and

(c) indemnify IPF and any member of the IPF Group on an after tax basis against any and all liabilities and Costs arising in respect of any event or circumstance either on or after Completion under or by reason of that IPF Group Company Guarantee (whether as a result of any breach by any member of the Provident Group of its obligations to which such IPF Group Company Guarantee relates or otherwise).

8.5 The provisions of Schedule 6 shall apply in relation to the making of any claim under any of the indemnities given under this clause 8.

9. TAX

The parties agree that upon execution of this Agreement they shall enter into a deed of tax covenant in the form set out at Schedule 1 and that, except where arrangements in respect of Tax are specifically made in this Agreement, any claim or potential claim in respect of any liability relating to Tax shall be determined and calculated solely in accordance with the deed of tax covenant.

10. DEALINGS BETWEEN GROUPS

Access to books and records

10.1 Each party (the "**Providing Party**") shall for a period of six (6) years from the date hereof give to the other (the "**Requesting Party**") reasonable access during normal business hours (unless otherwise agreed) to and the right to copy records and books in

hard copy form belonging to the Providing Party or any of its subsidiaries and the right to question employees of the Providing Party:

(a) for the purpose of complying with statutory obligations or an order of any court of competent jurisdiction binding on the Requesting Party; or

(b) to the extent that the Requesting Party has a reasonable requirement for such access or questioning and the Providing Party gives its consent to such access or questioning, such consent not to be unreasonably withheld or delayed,

except to the extent such access is restricted by law or the terms of any agreement or is confidential or subject to a claim for legal professional privilege.

Provision of information

10.2 IPF agrees to provide, or procure the provision of, to Provident (or any Provident Group Company), to the extent necessary, such financial information as Provident (or any Provident Group Company) may reasonably require and within such timescales as Provident (or any Provident Group Company) may reasonably request in order to prepare its accounts for the month ending on 31 July 2007 and its half year and full year audited accounts for the six months and year ending 30 June 2007 and 31 December 2007 respectively. In particular, without limitation to the foregoing, IPF shall, in accordance with a timetable for the provision of such information which shall be similar to that previously adopted by Provident (or any Provident Group Company) for prior financial periods, provide or procure the provision to Provident (or any Provident Group Company) of, for the IPF Business and individually for each IPF Group Company, the same type of accounting information, and to the same level of detail and in the same format and manner, as the IPF Business or the IPF Group Company has provided to Provident (or any Provident Group Company) prior to the date hereof. Information shall, if requested by Provident (or any Provident Group Company), be provided in such format as was previously adopted by Provident (or any Provident Group Company). IPF agrees to provide to Provident (or any Provident Group Company) such additional information and within such timescale as may be reasonably required by Provident (or any Provident Group Company).

10.3 Provident agrees to provide, or procure the provision of, to IPF (or any IPF Group Company), to the extent necessary such information as IPF (or any IPF Group Company) may reasonably require and within such timescale as IPF (or any IPF Group Company) may reasonably request in order to prepare its full year audited accounts for its year ending 31 December 2007.

Charges

10.4 The Requesting Party shall reimburse to the Providing Party such reasonable third party Costs as the Providing Party may incur in relation to the exercise of the rights specified in clause 10.1. Provident shall reimburse to IPF and IPF shall reimburse to Provident such reasonable third party Costs as the other may incur in relation to the exercise of its rights specified in clauses 10.2 and 10.3 respectively.

11. RETIREMENT BENEFITS

11.1 The provisions of Schedule 3 set out the arrangements proposed in relation to the retirement benefit schemes operated by the Provident Group.

11.2 Provident undertakes to exercise its powers under sub-clause 9(B)(iv) of each of the Staff Scheme Trust Deed (the "**Staff Scheme**") and Rules and the Senior Scheme Trust Deed and Rules (the "**Senior Scheme**") to apportion to Provident any liabilities arising under Sections 75 and 75A of the Pensions Act 1995 (the "**Debt on the Employer Provisions**") as a result of the IPF Group Companies ceasing to participate in each of the Staff Scheme and/or the Senior Scheme with effect from the day following the date of Completion, such that the total debt payable by each of the IPF Group Companies in respect of each of the Staff Scheme and/or the Senior Scheme for the purposes of the Debt on the Employer Provisions will be £1.

12. EMPLOYEE SHARE SCHEMES

The provisions of Schedule 4 set out the arrangements proposed in relation to the Provident Share Schemes.

13. INSURANCE

Without prejudice to any entitlement of a IPF Group Company under existing insurance arrangements in place in respect of the Current Provident Group, each of Provident and IPF confirms to the other that it shall put in place or maintain (as applicable) separate arrangements for the insurance required by it and the members of its Group with effect from Completion.

14. PROVIDENT INDEMNITIES

14.1 The issue by IPF of the Demerger Shares to Qualifying Provident Shareholders on Completion in accordance with this Agreement shall extinguish any obligation whatsoever to issue any shares to any former, present or future holder of Provident Shares or of other securities of Provident in consideration of the transfer of the Transfer Shares to IPF, and Provident hereby covenants and undertakes to indemnify and keep indemnified on an after tax basis and keep indemnified IPF (for itself and as trustee for each IPF Group Company) from and against any such obligation, including any liabilities, losses, demands, claims, Costs, Tax and damages whatsoever suffered or arising, directly or indirectly from or in consequence of:

(a) any claim by any person that he became a holder of or was otherwise entitled to Provident Shares (or other securities he shall claim to be relevant for such purposes) prior to or at the Demerger Record Time and was, by virtue of such holding, entitled to be issued Demerger Shares; and

(b) any claim by any person that his rights to be entered into the register of members of IPF in respect of Demerger Shares have not been satisfied as a result of a dispute over the time or otherwise in respect of the sale or transfer to or by him of Provident Shares (or other securities he shall claim to be relevant for such purpose.

14.2 The provisions of Schedule 6 shall apply in relation to the making of any claim under the Provident Indemnities.

15. MUTUAL PROVISIONS IN RELATION TO PROVIDENT AND IPF

15.1 It is the intention of Provident and IPF that, as between the parties, and save as specifically provided in this Agreement, Provident should be responsible for all matters relating to the Provident Business and that IPF should be responsible for all matters relating to the IPF Business. Accordingly, and without prejudice to the specific provisions of this Agreement, the parties have agreed to the undertakings set out in Schedule 5 and clause 8 (Guarantees).

16. CONTRACTUAL ARRANGEMENTS

16.1 The following provisions of this clause 16 shall apply in relation to certain outstanding agreements which, prior to the Demerger, have been dealt with by Provident or have involved the common use of assets or services by both the Provident Group and the IPF Group. For the avoidance of doubt, these provisions shall not apply to agreements relating to past disposals.

16.2 If, following the Demerger, there are any agreements or contractual arrangements with third parties which have been entered into by any Provident Group Company in relation to matters exclusively affecting the IPF Business or the business of any IPF Group Company or by any IPF Group Company in relation to matters exclusively affecting the Provident Business or the business of any Provident Group Company but which are wholly or partly unperformed (**"Outstanding Agreements"**), Provident and IPF will use all reasonable endeavours to procure the entering into of a novation agreement in terms to be agreed with the relevant third party in relation to each of the Outstanding Agreements and each of Provident and IPF shall procure that any of its respective Group companies which is party to such Outstanding Agreement will join in the relevant novation agreement, provided that such reasonable endeavours:

(a) on the part of the novating company shall in no event require it to do more than agreeing (acting reasonably) and entering into the novation agreement mentioned above, procuring that any relevant Group company does likewise and bearing its own Costs and the Costs of any Group company in connection with such novation; and

(b) on the part of the novatee company shall in no event require it to do more than paying or performing any accrued liability or obligation which is properly required to be paid or performed as a condition of such novation, agreeing (acting reasonably) and entering into the novation agreement mentioned above (including giving any new guarantee reasonably required in respect thereof) and procuring that any relevant Group company does likewise and bearing its own Costs and the Costs of any Group company and the reasonable Costs of any relevant third party in connection with such novation and guarantee.

16.3 In relation to each Outstanding Agreement, pending the entering into of a novation agreement in respect of it:

(a) the novating company shall hold the benefit of such Outstanding Agreement (excluding Outstanding Agreements relating to Intellectual Property Rights or know-how) on trust for the receiving company absolutely;

(b) the novatee company shall if so required by the novatee company in writing assign the benefit of the Outstanding Agreement to the novatee company in so far as it is able to do so and, to the extent it is not able so to assign any benefit of any Outstanding Agreement which is a licence of Intellectual Property Rights or know-how under which it is entitled to sub-licence to the receiving company, shall if so required by the novatee company in writing, sub-licence to the novatee company under that Outstanding Agreement to the extent it is able so to do;

(c) unless and until any assignment pursuant to sub-clause (b) above has taken place, the novating company shall take such action as the novatee company may reasonably require in writing to enforce for the benefit of the novatee such Outstanding Agreement against the other parties to it or to defend or settle for the benefit of the novatee company any action or claim brought or made by any person entitled to the benefit of such Outstanding Agreement; and

(d) save as is otherwise specifically provided in this Agreement in relation to Costs, Provident or IPF as the case may be (being either itself, or the parent of, the receiving company) shall (for itself and as trustee for any other Provident Group Company or IPF Group Company (as applicable)) indemnify and keep indemnified on an after tax basis against all claims, demands, actions, losses, liabilities and expenses suffered or incurred by the transferring company or any Provident Group Company or IPF Group Company (as applicable) in pursuance of this clause or otherwise in relation to such Outstanding Agreement.

16.4 If following Completion there are any agreements or contractual arrangements with third parties which have been entered into by any Provident Group Company or by any IPF Group Company in relation to matters which affect both the Provident Business and the IPF Business then Provident and IPF shall co-operate fully to procure, so far as is practicable or desirable to both, either that such agreements or contractual arrangements are terminated as soon as possible and replaced by such separate agreements or contractual arrangements as may be considered necessary or appropriate between such third parties on the one hand and the relevant Provident Group Company and IPF Group Company on the other hand or that, to the extent possible, appropriate sharing arrangements are entered into between the relevant Provident Group Company and the relevant IPF Group Company in relation to such agreements or contractual arrangements.

16.5 Save as is otherwise specifically provided in this Agreement in relation to Costs, each of Provident and IPF (as the case may be) shall pay to and indemnify the other on an after tax basis against all claims, demands, actions, losses, Costs and liabilities which that other or any IPF Group Company or Provident Group Company (as the case may be) suffers or incurs in relation to those agreements or contractual arrangements referred to

in clause 16.4 which properly relate to the business of the other or any other IPF Group Company or Provident Group Company (as the case may be). Pending the replacement of any such agreements or contractual arrangements by separate agreements or contractual arrangements, the relevant Provident Group Company or IPF Group Company (as the case may be) shall hold the benefit of such agreements or contractual arrangements on trust for itself (and any other Provident Group Company or any other IPF Group Company as the case may be) and (except to the extent that such benefit comprises a licence of any Intellectual Property Rights or know-how) for the other (and any other IPF Group Company or any other Provident Group Company as the case may be).

16.6 Provident shall take such steps as are reasonably necessary and within its power to assign to IPF such contractual right as it may have to use the domain names set forth in Schedule 10.

17. FURTHER ASSURANCE

17.1 The parties undertake to co-operate in good faith following Completion to ensure that they and their respective Groups do such acts and things as may reasonably be necessary for the purpose of giving to Provident, IPF and their respective Groups the full benefit of all relevant provisions of this Agreement and all other agreements entered into in connection with the Demerger.

17.2 Provident and IPF shall each procure the due performance of the obligations of the members of their respective Groups under any agreements entered into or to be entered into by them in connection with the Demerger.

17.3 During the period prior to Completion, Provident shall use its reasonable endeavours to procure the entering into by the respective parties thereto of such agreements or documents as shall be necessary to give effect to the Provident Reorganisation, if and to the extent that such agreements or documents have not have been entered into prior to the date of this Agreement.

17.4 The parties shall use all reasonable endeavours following Completion to procure that (and to procure that the members of their respective Groups use all reasonable endeavours to procure that) any necessary third party shall execute such documents and do such acts and things as may reasonably be required for the purpose of giving to IPF and Provident the full benefit of all relevant provisions of this Agreement.

17.5 Without prejudice to any other provision of this Agreement, the parties undertake to use reasonable endeavours following Completion to co-operate, and ensure that their respective Groups co-operate, with each other in relation to the conduct of litigation, inquiries from governmental or regulatory bodies, investigations or other proceedings of a like nature (an "**Investigation**") where:

(a) they have a mutual interest in the Investigation; and

(b) co-operating in such manner would not materially adversely affect any material interest of either of them.

17.6 Nothing in this Agreement shall require any party to act in breach of any provision of the Data Protection Act 1998 (the "**DPA**") and each party shall only be required to fulfil its obligations under this Agreement to the extent permissible under the DPA. Without prejudice to the foregoing, neither party shall be required to disclose or make available to the other any information the disclosure or making available of which would or might, in the reasonable opinion of the disclosing party, cause the disclosing party to be in breach of any duty of confidentiality (whether arising at common law or by statute) owed to any person other than the party requesting disclosure or any of its subsidiaries.

17.7 If within 12 months after Completion, it is found that any companies, businesses or other assets (including, without limitation, any Intellectual Property Rights), which were either used in the 12 months prior to Completion exclusively by any IPF Group Company in the IPF Business as described in the Prospectus or properly should be regarded as part of the IPF Business as described in the Prospectus or any of the interests in the IPF Group Companies, are in the ownership of any Provident Group Company, and provided that such finding is notified to the other party by the discovering party within 12 months after Completion which it shall be obliged to do, Provident shall transfer or assign or procure that any other Provident Group Company shall transfer or assign its interest in such companies, businesses or assets to IPF or such other IPF Group Company as IPF shall nominate, for no consideration and, on such issue of ownership coming or being brought to the attention of Provident or the relevant Provident Group Company, then Provident or such Provident Group Company shall immediately procure that the relevant interest in such companies, businesses or assets is preserved and not exploited pending its transfer or assignment to IPF or another IPF Group Company.

17.8 If within 12 months after Completion, it is found that any companies, businesses or other assets (including, without limitation, any Intellectual Property Rights), which were either used in the 12 months prior to Completion exclusively by any Provident Group Company in the Provident Business or properly should be regarded as part of the Provident Business or any of the interests in the Provident Group Companies, are in the ownership of any IPF Group Company, and provided that such finding is notified to the other party by the discovering party within 12 months after Completion which it shall be obliged to do, IPF shall transfer or assign or procure that any other IPF Group Company shall transfer or assign its interest in such companies, businesses or assets to Provident or such other Provident Group Company as Provident shall nominate, for no consideration and, on such issue of ownership coming or being brought to the attention of IPF or the relevant IPF Group Company, then IPF or such IPF Group Company shall immediately procure that the relevant interest in such companies, businesses or assets is preserved and not exploited pending its transfer or assignment to Provident or another Provident Group Company.

17.9 Provident hereby grants and shall procure that each Provident Group Company grants, with effect from Completion, to the IPF Group a non-exclusive, royalty-free, perpetual, worldwide, irrevocable licence (with a right to sub-license) of all Intellectual Property Rights and know-how owned by any Provident Group Company and which have been used (but not exclusively) in the IPF Business in the 12 months prior to Completion, provided that the Intellectual Property Rights and know-how so licensed shall not include any Intellectual Property Rights subsisting in any of the Provident Trade Marks or which is the subject of the Trademark Assignment, Co-existence Agreement or

Software Licence. IPF shall procure that, for a period of three years from the date hereof, no IPF Group Company shall transfer, assign or sub-license such Intellectual Property Rights or know-how other than to another IPF Group Company or to a joint venture between a IPF Group Company and a third party (other than a competitor of Provident), where such joint venture is required by applicable law in order to do business the relevant jurisdiction.

17.10 IPF hereby grants and shall procure that each IPF Group Company grants, with effect from Completion, to the Provident Group a non-exclusive, royalty-free, perpetual, worldwide, irrevocable licence (with a right to sub-license) of all Intellectual Property Rights and know-how owned by any IPF Group Company and which have been used (but not exclusively) in the Provident Business in the 12 months prior to Completion, provided that the Intellectual Property Rights and know-how so licensed shall not include any Intellectual Property Rights subsisting in any of the IPF Trade Marks or which is the subject of the Trademark Assignment, Co-existence Agreement or Software Licence. Provident shall procure that, for a period of three years from the date hereof, no Provident Group Company shall transfer, assign or sub-license such Intellectual Property Rights or know-how other than to another Provident Group Company or to a joint venture between a Provident Group Company and a third party (other than a competitor of IPF), where such joint venture is required by applicable law in order to do business the relevant jurisdiction.

17.11 In order to facilitate the migration of the IPF Group to separate e-mail accounts, Provident shall, for a period of one month following Completion, forward to IPF, at such e-mail address in the form ipfin.co.uk as IPF shall provide to Provident, such e-mails as Provident receives, in the form provident.co.uk or providentfinancial.com, addressed to employees of the IPF Group.

17.12 In the event that, within six years after the date of Completion, Provident or IPF becomes controlled by a person or persons who do not control Provident or IPF (as applicable) at the date of Completion, then Provident or IPF (as applicable) shall within 14 days of such change of control procure that such person or persons agree in writing, in a form agreed by the other party, being Provident or IPF (as applicable), to be bound by the terms of this Agreement.

18. PAYMENTS

18.1 Payments due to be made under this Agreement shall, if not paid within 30 days of the due date, carry interest at a rate of 1% above the base lending rate from time to time of The Royal Bank of Scotland plc for the period from the date falling 30 days after the due date to the date of actual payment.

18.2 Payments due to be made under this Agreement shall be free and clear of all deductions, withholdings, set-offs, or counterclaims whatsoever, except as may be required by law. If any deductions or withholdings are required by law the paying party shall be obliged to pay such sum as will, after such deduction, withholding, set-off or counter-claim has been made, leave the receiving party with the same amount as it would have been entitled to receive in the absence of any such requirement to make a deduction or withholding.

19. RESTRICTIVE COVENANT

19.1 Pending and for a period of one year from Completion, Provident undertakes that it shall not, and shall procure that each Provident Group Company shall not, either alone or in conjunction with or on behalf of any other person, without the prior written consent of IPF, directly or indirectly employ, solicit or contact with a view to his employment by another person, a director, officer, senior executive or management grade employee of any IPF Group Company who is employed by a IPF Group Company at Completion, or any employee of any IPF Group Company who is involved in the provision of services to any Provident Group Company following Completion, nor assist any other person to do any of the foregoing things.

19.2 Pending and for a period of one year from Completion, IPF undertakes that it shall not, and shall procure that each IPF Group Company shall not, either alone or in conjunction with or on behalf of any other person, without the prior written consent of Provident, directly or indirectly employ, solicit or contact with a view to his employment by another person, a director, officer, senior executive or management grade employee of any Provident Group Company who is employed by a Provident Group Company at Completion, or any employee of any *Provident Group Company* who is involved in the provision of services to any IPF Group Company following Completion, nor assist any other person to do any of the foregoing things.

19.3 The restrictions set out in this clause 19 shall not prevent any of Provident, any Provident Group Company, IPF or any IPF Group Company from employing or engaging the services of any employee who responds to a general recruitment solicitation.

20. CONFIDENTIALITY

20.1 For the purposes of this clause 20:

(a) **"Confidential Information"** means:

(a) (in relation to the obligations of Provident under this clause 20) any information received or held by Provident (or any of its Representatives) where such information relates to the IPF Group; or

(b) (in relation to the obligations of IPF under this clause 20) any information received or held by IPF (or any of its Representatives) where such information relates to the Provident Group; and

(c) information relating to the provisions and subject matter of, and negotiations leading to, this Agreement and any other document referred to herein;

and includes not only written information but information transferred or obtained orally, visually, electronically or by any other means;

(b) **"Representatives"** means, in relation to a party, its respective Affiliates and the directors, officers, employees, agents, external legal advisers, accountants, consultants and financial advisers of that party and/or of its respective Affiliates.

20.2 Each party undertakes to the other that it shall (and shall procure that each of its Representatives shall) maintain Confidential Information in confidence and not disclose that Confidential Information to any person except as permitted by this clause 20 or with the prior written approval of the other party.

20.3 The confidentiality obligation under clause 20.2 shall not apply if and to the extent that Provident or IPF (as the case may be) can demonstrate that:

(a) such disclosure is required by law or regulation or by any stock exchange or any regulatory, governmental or antitrust body (including, for the avoidance of doubt, any Tax Authority) having applicable jurisdiction (provided that, in such circumstances, the disclosing party shall use its reasonable endeavours to first inform the other of its intention to disclose such information and take into account the reasonable comments of the other party unless and to the extent prohibited by any applicable law or the rules of any relevant regulatory authority);

(b) the Confidential Information concerned has come into the public domain other than through its fault (or that of its Representatives) or the fault of any person to whom such Confidential Information has been disclosed in accordance with this clause 20.3; or

(c) the disclosure is required for the purpose of any arbitral or judicial proceedings arising out of this Agreement or any other document referred to herein.

20.4 Each party undertakes that it (and its Affiliates) shall only disclose Confidential Information to its Representatives if it is reasonably required for the purposes of exercising the rights or performing the obligations under this Agreement or the other documents referred to herein and only if the Representatives are informed of the confidential nature of the Confidential Information.

20.5 Each party undertakes not to say anything publicly or make any announcement which is likely to be harmful to the other party's (including that party's Affiliates) business or reputation or which may reasonably lead any person to cease to deal with the other party or its Affiliates on substantially the same terms as those previously offered or at all (except as may be required by law or regulation).

20.6 The provisions of this clause 20 shall survive termination and/or Completion.

21. DISPUTE RESOLUTION

The resolution of any disputes arising in relation to this Agreement shall be as follows:

(a) by referring the matter in dispute to the Separation Committee in the first instance;

(b) if after the expiry of 60 days from such referral the matter remains unresolved, then the matter shall be referred to the Chief Executive Officer of each of Provident and IPF who shall use their respective best endeavours to resolve the dispute in accordance with the intentions behind this Agreement;

(c) if after the expiry of 30 days from the time the matter in dispute was referred to the Chief Executive Officer of each of Provident and IPF the matter remains unresolved, the Chief Executive Officer of each of Provident and IPF shall agree whether the matter is one which is capable of resolution by an independent accountant. If so, the provisions of Part A of Schedule 7 shall apply. If the Chief Executive Officer of each of Provident and IPF fail to so agree, the matter shall (unless the parties agree otherwise) be referred for mediation at the Centre for Dispute Resolution in accordance with the provisions of Part B of Schedule 7; and

(d) if the dispute fails to be resolved by mediation it shall be referred to arbitration in accordance with the provisions set out in clause 28 (Arbitration).

22. ENTIRE AGREEMENT

22.1 This Agreement and the other documents referred to herein set out the entire agreement and understanding between the parties in respect of the subject matter of this Agreement. It is agreed that:

(a) neither party has entered into this Agreement or any other document referred to in this Agreement in reliance upon any statement, representation, warranty or undertaking of the other party or any of its Connected Persons which is not expressly set out or referred to in this Agreement or such other document;

(b) neither party shall have any claim or remedy in respect of misrepresentation (whether negligent or otherwise, and whether made prior to, and/or in, this Agreement) or untrue statement made by the other party or any of its Connected Persons;

(c) save as expressly set out in this Agreement or in any other agreement or document referred to in this Agreement, neither party shall owe any duty of care, nor have any liability in tort or otherwise, to the other party; and

(d) this clause shall not exclude any liability for, or remedy in respect of, fraudulent misrepresentation by a party or any of its Connected Persons.

The agreements and undertakings in this clause 22 are given by each party on its own behalf and as agent for each of its Connected Persons. Each party acknowledges that the other party gives such agreements and undertakings as such agent with the full knowledge and authority of each of its respective Connected Persons. In this clause 22, "**Connected Person**" means, in each case, to the extent that they are involved on behalf of a party, (i) a party's officers, employees, group undertakings, agents and advisers, (ii) officers, employees, agents and advisers of a party's group undertaking; and (iii) officers, employees and partners of any such agent or adviser or of any group undertaking of such an agent or adviser.

In this clause 22, **"group undertaking"** shall be construed in accordance with the Companies Act 1985.

22.2 Each party undertakes to the other party that each of its respective Connected Persons shall have the right under the Contracts (Rights of Third Parties) Act 1999 to enforce the terms of this clause 22 (which for the avoidance of doubt does not include any right to make any claim under or pursuant to any other provision of this Agreement) subject to and in accordance with:

(a) the term that the parties to this Agreement may by agreement terminate or rescind or vary it in any way without the consent of any Connected Person; and

(b) the other terms and conditions of this Agreement.

23. NOTICES

23.1 Any notice or other communication to be given by one party to the other under, or in connection with, this Agreement shall be in writing and signed by or on behalf of the party giving it. It shall be served by sending it by fax to the number set out in clause 23.2, or delivering it by hand, or sending it by pre-paid recorded delivery, special delivery or registered post, to the address set out in clause 23.2 and in each case marked for the attention of the relevant party set out in clause 23.2 (or as otherwise notified from time to time in accordance with the provisions of this clause 23). Any notice so served by hand, fax or post shall be deemed to have been duly given:

(a) in the case of delivery by hand, when delivered;

(b) in the case of fax, at the time of transmission; and

(c) in the case of prepaid recorded delivery, special delivery or registered post, at 10.00 a.m. on the second Business Day following the date of posting,

PROVIDED THAT in each case where delivery by hand or by fax occurs after 6.00 p.m. on a Business Day or on a day which is not a Business Day, service shall be deemed to occur at 9.00 a.m. on the next following Business Day.

23.2 The addresses and fax numbers of the parties for the purpose of clause 23.1 are as follows:

Provident

Address:	Colonnade Sunbridge Road Bradford BD1 2LQ
Fax:	01274 734 397
For the attention of:	the Company Secretary

<u>IPF</u>

Address: Number Three
Leeds City Office Park
Meadow Lane
Leeds LS11 5BD

Fax: 0113 245 9459

For the attention of: the Company Secretary

23.3 A party may notify the other party to this Agreement of a change to its name, relevant addressee, address or fax number for the purposes of this <u>clause 23</u>, provided that such notice shall only be effective on:

(a) the date specified in the notice as the date on which the change is to take place; or

(b) if no date is specified or the date specified is less than five Business Days after the date on which notice is given, the date falling five Business Days after notice of any change has been given.

24. ANNOUNCEMENTS

24.1 Prior to Completion, the parties shall consult together as to the terms of, the timetable for and manner of publication of, any announcement to shareholders, optionholders, employees, customers and suppliers or to the London Stock Exchange or any other authorities or to the media or otherwise which either may desire or be obliged to make regarding this Agreement or the consummation of the Demerger.

25. CONTRACTS (RIGHTS OF THIRD PARTIES) ACT 1999

25.1 A person who is not a party to this Agreement shall have no right under the Contracts (Rights of Third Parties) Act 1999 to enforce any of its terms.

26. MISCELLANEOUS

Assignment

26.1 Neither of the parties may assign any of its rights or obligations under this Agreement in whole or in part without the prior written approval of the other.

No waiver

26.2 No waiver by a party of a failure or failures by the other party to perform any provision of this Agreement shall operate or be construed as a waiver in respect of any other or further failure whether of a like or different character.

Amendment

26.3 Except where specifically provided, this Agreement may be amended only by an instrument in writing signed by duly authorised representatives of each of the parties.

No partnership or agency

26.4 Nothing in this Agreement (or in any of the arrangements contemplated hereby) shall be deemed to constitute a partnership between the parties or any of them, nor constitute any party the agent of any other party for any purpose.

Severance

26.5 If any of the provisions of this Agreement is or becomes invalid, illegal or unenforceable, the validity, legality or enforceability of the remaining provisions shall not in any way be affected or impaired. Notwithstanding the foregoing, the parties shall thereupon negotiate in good faith in order to agree the terms of a mutually satisfactory provision, achieving as nearly as possible the same commercial effect, to be substituted for the provision found to be invalid, illegal or unenforceable.

Continuing effect

26.6 Each provision of this Agreement shall continue in full force and effect after Completion, unless such provision has been fully performed on or before Completion.

Time of the essence

26.7 Time shall be of the essence in relation to clause 3 (Circular and Prospectus and pre-completion obligations), clause 4 (Transfer and issue of shares), clause 5 (Completion obligations) and clause 6 (Post-completion obligations), both as regards the dates and periods mentioned and as regards any dates and periods which may be substituted for them in accordance with this Agreement or by agreement in writing between the parties.

Rights not exclusive

26.8 The rights and remedies of each party under this Agreement are cumulative and not exclusive of any rights or remedies of that party under the general law. Each party may exercise each of its rights as often as it thinks necessary.

Costs

26.9 The Costs incurred in connection with the Demerger shall be apportioned as set out in the costs schedule at Schedule 2 or in Schedule 1 (where appropriate).

Termination

26.10

(a) Notwithstanding any other provision of this Agreement, Provident may in its absolute discretion by notice in writing to IPF at any time prior to Completion terminate this Agreement whereupon no party shall have any claim against any other party hereto for compensation, costs, damages or otherwise and this agreement shall be of no further force or effect.

(b) Subject to paragraph (a) above, no party hereto shall be entitled to rescind or terminate any part of this Agreement after Completion for any reason whatsoever and the rights and obligations of the parties hereunder shall continue notwithstanding Completion.

Counterparts

26.11 This Agreement may be entered into by any number of counterparts and by the parties to it on separate counterparts, each of which when so executed shall be an original, but all counterparts shall together constitute one and the same instrument.

27. GOVERNING LAW

This agreement is governed by and shall be construed in accordance with the laws of England.

28. ARBITRATION

Subject to the provisions of clause 21 (Dispute Resolution) and Part B of Schedule 7, all disputes arising out of or in connection with this Agreement shall be finally settled under the Rules of Arbitration of the International Chamber of Commerce, which rules are deemed to be incorporated by reference into this clause, by a sole arbitrator appointed in accordance with the said Rules. The place of arbitration will be London.

IN WITNESS WHEREOF this Agreement has been executed by the duly authorised representatives of the parties the day and year first above mentioned.

Schedule 1

Tax Covenant

Schedule 1

Tax Covenant

BETWEEN:

1. **Provident Financial plc**, a company incorporated in England, with number 668987 having its registered office at Colonnade, Sunbridge Road, Bradford BD1 2LQ ("**Provident**" or "**PF**")

   AND

2. **International Personal Finance plc**, a company incorporated in England, with number 6018973 having its registered office at No.3 Leeds City Office Park, Meadow Lane, Leeds LS11 5BD ("**IPF**")

WHEREAS this Deed is entered into pursuant to a Demerger Agreement (the "**Agreement**") of even date herewith and made between Provident and IPF.

NOW THIS DEED WITNESSES as follows:

1. **Interpretation**

1.1 In this Deed:

"Accounts" means, *in relation to any company,* the audited accounts of that company for the most recent accounting period ended on or before Completion;

"Additional Amount" means, in relation to any Provident Indemnity Payment which is to be increased in accordance with clause 5.5 or 5.6, the amount ("**x**") which is produced by the following formula:

$$x = TR * (PIP + 0.5x)$$

Where :

"**TR**" means (i) in the case of clause 5.5, the rate at which Tax is to be deducted or withheld from the Provident Indemnity Payment, and (ii) in the case of clause 5.6, the rate of Tax to be applied to the Provident Indemnity Payment in the hands of the recipient; and

"**PIP**" means the amount of the Provident Indemnity Payment in question (for the avoidance of doubt, prior to any increase pursuant to clauses 5.5 or 5.6).

"Aggregate Overprovisions" means, where any provision for Tax in the Accounts of an IPF Group Company (excluding the amount referred to in

clause 7.1(B)) has proved to be an overprovision, the aggregate of each such overprovision;

"Aggregate Underprovisions" means, where any provision for Tax in the Accounts of an IPF Group Company (excluding the amount referred to in clause 7.1(B)) has proved to be an underprovision, the aggregate of each such underprovision;

"Applicable Cap" means £66.28 million where none of the Relevant Accounting Periods is a Lapsed Accounting Period. The figure of £66.28 million shall be reduced on a cumulative basis by the following amounts where a Relevant Accounting Period becomes a Lapsed Accounting Period, such reduction being effective from (and including) the date next following the Polish Tax Proceedings Deadline of the relevant Lapsed Accounting Period:

(A) in respect of the accounting period ending 31 December 2001, £6.45 million;

(B) in respect of the accounting period ending 31 December 2002, £12.66 million;

(C) in respect of the accounting period ending 31 December 2003, £16.49 million;

(D) in respect of the accounting period ending 31 December 2004, £11.10 million;

(E) in respect of the accounting period ending 31 December 2005, £9.23 million; and

(F) in respect of the accounting period ending 31 December 2006, £10.35 million;

"Automatic Route" means, in circumstances where the UKS or the Polish Tax Chamber has made an assessment or decision on a taxpayer in respect of underpaid Tax, the procedure whereby that taxpayer can, by providing or procuring the provision of security for the amount of that assessment, oblige either the UKS or the Polish Tax Chamber (as applicable) to suspend the payment of Tax until a matter is finally determined by the Polish Tax Chamber or by the courts (as applicable).

"Bank" means any bank or other institution which is from time to time designated by the Polish Tax Authority as being an acceptable provider of security for the purposes of suspending the payment of Tax in circumstances where the Polish Tax Authority does not take, or Provident Polska decides not to pursue, the Discretionary Route.

"Bank Guarantee" means any guarantee (or other form of security acceptable to the Polish Tax Authorities for the purposes of suspending the payment of Tax from time to time) provided by a Bank to Provident Polska (whether at the request of IPF, Provident or Provident Polska) for the purposes of suspending the payment of Tax in respect of a potential Polish Tax Proceedings Liability.

"Bank Indemnity Payment" means, in circumstances where (i) Provident is required by IPF to procure the provision of a Bank Guarantee under clause 6 and (ii) the relevant Bank is subsequently called upon to make a payment to the Polish Tax Authority under the terms of that Bank Guarantee, any payment to be made (or procured to be made) by Provident to compensate that Bank (whether pursuant to an indemnity, the reduction of a cash deposit with that Bank, or otherwise), for any amount so paid to the Polish Tax Authority.

"Chargeable Payment" has the meaning ascribed to it by Section 214 ICTA;

"Claim" means the issue of any notice, letter or other document by or on behalf of any Tax Authority or the taking of any other action by or on behalf of any Tax Authority from which notice, letter, document or action it appears that a Tax Liability or Polish Tax Proceedings Liability (as applicable) is to be, or will be, imposed on an Indemnified Company or that a transfer pricing adjustment is, or is likely, to be made in relation to any provision between any Provident Group Company and any IPF Group Company;

"Clearance Application" means the original demerger clearance application made by Slaughter and May on behalf of Provident, dated 15 August 2006, applying for clearance under sections 215 and 707 of ICTA and section 138 TCGA and any subsequent correspondence with HM Revenue and Customs updating the original demerger clearance application or notifying HM Revenue and Customs of any changes to the facts described therein;

"Discretionary Route" means the exercise by the UKS or the Polish Tax Chamber or the District Administrative Court of its discretion to suspend the payment of Tax until a matter is

	finally determined by the Polish Tax Chamber or by the courts (as the case may be) under Article 224 of the Polish Tax Code or under Article 196 of the PPSA Act;
"Event"	includes (without limitation) any transaction, action or omission, any change in the residence of any person for the purposes of any Tax and a failure to take any action which would avoid an apportionment or deemed distribution of income;
"Group Payment Arrangement"	means any arrangement entered into at any time between HM Revenue and Customs and any member of the Provident Group pursuant to section 36 of the Finance Act 1998 for that or any other member of the Provident Group to discharge any liability of any IPF Group Company to pay corporation tax;
"Guernsey Enquiries"	means together, the IPF Guernsey Enquiry and the Provident Guernsey Enquiry;
"HMRC"	means HM Revenue and Customs
"Indemnified Company"	has the meaning set out in clause 11;
"IPF Guernsey Enquiry"	means the enquiries raised by HMRC in relation to the claim for double tax relief in respect of the dividend of £12,942,534 paid by Provident International Credit Guarantee Company Limited to International Personal Finance Investments Limited in October 2004, including any related enquiries into chargeable profits calculations of Provident International Credit Guarantee Limited or its subsidiary Provident International Credit Guarantee Management Services Limited;
"IPF Return"	means any Return where the company which is required to make the Return is an IPF Group Company;
"IPF Overprovision"	means, if the amount of the Aggregate Overprovisions exceeds the amount of the Aggregate Underprovisions, the amount of that excess;
"IPF Relief"	means any Relief arising to an IPF Group Company which arises in respect of a period falling after Completion;
"IPF Tax Liability"	means:

(i) a liability of any IPF Group Company to make an actual payment of Tax (excluding any liability of Provident Polska to make an actual payment of, or on account of, Tax to the Polish Tax Authority in respect of Polish Tax Proceedings);

(ii) the use or set-off of any IPF Relief in

circumstances where, but for such use or set-off, any IPF Group Company would have had a liability to make an actual payment of tax in respect of which IPF would have been able to make a claim against Provident under this Deed (the amount of the tax liability for these purposes being deemed to be equal to the amount of the actual payment of tax that is saved by the use or set-off of the IPF Relief) and it shall be assumed for the purposes of this Deed that, IPF Reliefs are, so far as is lawfully possible, used in priority to any other Reliefs and, if it cannot be determined whether an IPF Relief or another Relief is so used, it shall be assumed that the IPF Relief is used in priority to the other Relief; and

(iii) the Stamp Duty Liability;

"Lapsed Accounting Period" means an accounting period in respect of which the Polish Tax Proceedings Deadline has passed and where the Polish Tax Authority has (i) failed to initiate Polish Tax Proceedings in relation to it, or (ii) initiated Polish Tax Proceedings in relation to it but either (x) failed to issue a decision in respect of such Polish Tax Proceedings for underpaid Tax, (y) issued a decision in respect of such Polish Tax Proceedings for underpaid Tax and either failed to collect the underpaid Tax or failed to perform any valid enforcement action aimed at the collection of outstanding Tax, or (z) is for any other reason unable to open, re-open or continue (as the case may be) Polish Tax Proceedings in respect of such accounting period;

"Polish Tax Chamber" means the second instance tax authority authorised to review the decisions issued by the UKS or any other authority acting as a second instance tax authority in any Tax proceedings;

"Polish Tax Code" means the Polish Act of 29 August 1997 ("Ordynacja podatkowa")

"Polish Tax Proceedings" means any existing or future tax proceedings, investigation or other enquiry by the Polish Tax Authority concerning any corporate income tax return submitted by Provident Polska in respect of any of the accounting periods ending 31 December 2001, 2002, 2003, 2004, 2005 and 2006 (each a "**Relevant Accounting Period**") (insofar as such proceedings, investigation or enquiry relate to corporate income tax and to matters which have been raised or discussed in the report dated 28 February 2007 (known as the "**Protocol**") issued by the Tax Inspection Office in Warsaw on the inspection in respect

of the accounting periods ended 31 December 2003 and 2004 or any other corporate income tax matters raised subsequently in the course of the tax proceedings existing as at the date of this deed in respect of those accounting periods);

"Polish Tax Proceedings Deadline" means the date falling six years after the last date of a Relevant Accounting Period, or if such date has been deferred by any time at court, that later date;

"Polish Tax Proceedings Liability" means any Tax liability (excluding any interest and any penalties, in either case, which accrue on or after 01/07/2007) of Provident Polska which arises after the date of this Deed directly as a consequence of the Polish Tax Proceedings. For these purposes, a liability of Provident Polska will not arise (or, for the avoidance of doubt, be deemed to arise) until the amount of such liability has either (i) been agreed by Provident Polska with the Polish Tax Authority (with or without admission of liability) in accordance with clause 10.5 or (ii) been fully and finally determined such that no further right of appeal or challenge (with or without recourse to the courts) is open to Provident Polska; in either such case, the liability will arise on the date when the amount of the liability is agreed or determined. For the purposes of this Deed, the amount of a Polish Tax Proceedings Liability shall be equal to the reduction in the net asset position of Provident Polska which results as a direct consequence of the relevant Tax liability (excluding any interest and any penalties, in either case, which accrue on or after 01/07/2007) in question (rather than the actual sum which has been agreed or determined). Such reduction in the net asset position shall be ascertained on the basis of a notional balance sheet of Provident Polska drawn up as at the date that the Tax liability in question arises, ignoring any provisions for Tax made in the accounts of Provident Polska and assuming that any payment in respect of such liability is to be made by Provident Polska and ignoring the provisions of this Deed. The amount of a Polish Tax Proceedings Liability shall be translated from Polish zloty to pounds sterling (GBP) on the date that such liability arises at the closing mid-point of the Pound Spot Forward against the Pound (as published in the Financial Times) prevailing on that date. The table set out in the Appendix to this Deed illustrates the manner in which the reduction in net assets of Provident Polska should be calculated. **"Polish Tax Proceedings Liabilities"** shall be construed accordingly;

"Provident Guernsey Enquiry" means the enquiries raised by HMRC in relation to the claim for double tax relief in respect of the dividend of

£15,924,983 paid by Colonnade Reinsurance Limited to Provident in December 2002, including any related enquiries into chargeable profits calculations of Provident Reinsurance Limited or Colonnade Reinsurance Limited in respect of the period ended 31 December 2002;

"PPSA Act" means the Polish Act of 30 August 2002 on proceedings before administrative courts ("Prawo o postepowaniu przed sadami administracyjnymi")

"Provident Polska" means Provident Polska S.A., a company incorporated under the laws of the Republic of Poland, whose registered office is at Aleje Jerozolimskie 92, 00-807 Warsaw, Poland;

"Provident Return" means any Return where the company which is required to make the Return is a Provident Group Company;

"Provident Tax Liability" means:

(i) a liability of any Provident Group Company to make or suffer an actual payment of Tax; and

(ii) the use or set-off of any Relief in circumstances where, but for such use or set-off, any Provident Group Company would have had an actual liability to tax in respect of which Provident would have been able to make a claim against IPF under this Deed (the amount of the tax liability for these purposes being deemed to be equal to the amount of the actual liability to tax that is saved by the use or set-off of the Relief);

"Relief" includes (without limitation), unless the context otherwise requires, any allowance, credit, deduction, exemption or set-off in respect of any tax or relevant to the computation of any income, profits or gains for the purposes of any tax, or any right to a repayment of or saving of tax;

"Relief Surrender" means:

(a) a surrender of any loss, allowance or other amount eligible for surrender by way of group relief in accordance with the provisions of sections 402 to 413 ICTA;

(b) a surrender of the benefit of any amount of advance corporation tax in accordance with section 240 ICTA;

(c) a notional transfer of any asset or reallocation of a gain or loss in accordance with section 171A TCGA or section 179A TCGA;

(d) a surrender of eligible unrelieved foreign tax in

accordance with The Double Taxation Relief (Surrender of Relievable Tax Within a Group) Regulations 2001 (SI 2001/1163); or

(e) a reallocation of a chargeable realisation gain in accordance with paragraph 66 of Schedule 29 to the Finance Act 2002;

"Return" means any Tax return required to be made to any Tax Authority other than a UK Return;

"Specific Provisions" means that portion of the Tax (but not deferred Tax) provisions carried in the consolidated group accounts of Provident which are transferred to the consolidated group accounts of IPF and which appear in the consolidated opening balance sheet of IPF immediately after the Demerger;

"Specified Percentage" means for the purposes of clauses 5 and 6 of this Deed, (i) in respect of any liability arising or written notice from IPF requiring security or cash to be provided (as the case may be) between (and including) the date next following the date of this Deed and 31 December 2007, 100%, (ii) in respect of any liability arising or written notice from IPF requiring security or cash to be provided (as the case may be) between (and including) 1 January 2008 and 31 December 2009, 90% as at 1 January 2008, reducing thereafter on a straight line basis from day to day such that the Specified Percentage as at 31 December 2009 is 55%, and (iii) in respect of any liability arising or written notice from IPF requiring security or cash to be provided (as the case may be) on or after 1 January 2010, 55%;

"Stamp Duty Liability" means the amount of stamp duty (if any) together with related interest and penalties (if any) which IPF is properly required to pay in order to be registered as the owner of the Transfer Shares if it shall be determined that section 75 of the Finance Act 1986 did not apply to the transfer of such shares to IPF pursuant to the Demerger.

"Tax Authority" means any taxing or other authority (whether within or without the United Kingdom) competent to impose any liability to Tax;

"Tax Liability" means a Provident Tax Liability or an IPF Tax Liability;

"UK Return" means any Tax return required to be made to any Tax Authority of the United Kingdom;

"UKS" means the tax authority ("Dyrektor Urzedu Kontroli Skarbowej") authorised to issue decisions concerning tax assessments and any other authority authorised to act in such capacity;

"VAT" means value added tax as provided for in the Value Added Tax Act 1994 or any regulations promulgated thereunder; and

"VAT Group" means the group of companies of which Provident is the representative member for the purposes of VAT.

1.2 In this Deed, unless otherwise specified:

(A) words and expressions defined in the Agreement have the same meaning wherever used herein;

(B) headings to Clauses and Schedules are for convenience only and do not affect the interpretation of this Deed;

(C) references to Clauses, sub-Clauses, paragraphs, sub-paragraphs, Recitals and Schedules are to Clauses, sub-Clauses, paragraphs and sub-paragraphs of and Recitals and Schedules to this Deed;

(D) a reference to a "company" shall be construed so as to include any company, corporation or other body corporate, wherever and however incorporated or established; and

(E) a reference to any statute or statutory provision shall be construed as a reference to the same as it may have been, or may from time to time be, amended, modified or re-enacted.

(F) any indemnity or covenant to pay (the "**Payment Obligation**") being given on an "**after-Tax basis**" or expressed to be "**calculated on an after-Tax basis**" means that to the extent that the amount payable pursuant to such Payment Obligation (the "**Payment**") is subject to a deduction or withholding required by law in respect of Tax or is chargeable to any Tax in the hands of the recipient, it shall be increased so as to ensure that, after taking into account:

(i) the amount in respect of Tax required to be deducted or withheld from, and the Tax chargeable on such amount (including on the increased amount); and

(ii) any Tax credit, repayment or other Tax benefit which is available to the recipient of the Payment solely as a result of the matter giving rise to the Payment Obligation or as a result of receiving the Payment;

(which amount of Tax and Tax credit, repayment or other Tax benefit is to be determined by the auditors of the recipient at the shared expense of both parties

and is to be certified as such to the party making the Payment), the recipient of the Payment is in the same position as it would have been if there had been no such Tax or Tax credit, repayment or other Tax benefit.

2. Provident Covenant

2.1 Provident hereby covenants with IPF to pay to IPF an amount equal to any IPF Tax Liability arising directly as a consequence of:

(A) the failure by any Provident Group Company or any other company to discharge a liability to Tax for which the Provident Group Company is primarily liable;

(B) any IPF Group Company acting as a representative member of a group of companies for any period to the extent that such IPF Tax Liability would have been a Provident Tax Liability had the relevant IPF Group Company not been acting as the representative member of a group of companies;

(C) the Demerger (including, for the avoidance of doubt, the making of a Chargeable Payment by a Provident Group Company).

(D) the Provident Reorganisation.

2.2 The covenant contained in clause 2.1 shall not apply to any IPF Tax Liability to the extent that:

(A) it has been the subject of an allowance, provision or reserve either specifically or as part of a pool of allowances, provisions or reserves allocated to more than one IPF Tax Liability in either:

(a) the Accounts of any IPF Group Company for any period ended on or before Completion; or

(b) the Specific Provisions;

(B) it would not have arisen but for a breach of the warranties given by IPF in clause 8.2 of this Deed or a breach of any of its obligations under this Deed or this Agreement;

(C) it would not have arisen but for a Chargeable Payment being made by an IPF Group Company.

(D) such relevant liability has been reduced or eliminated by a Relief Surrender by any Provident Group Company after Completion and for no consideration or otherwise reduced or eliminated at no cost to any IPF Group Company (including as a result of any action taken or requested pursuant to clause 2.3 below);

(E) any Relief (other than an IPF Relief) is available to relieve or mitigate such relevant liability (whether or not such Relief is actually so used); or

(F) the liability arises as a result of any IPF Group Company having, or being deemed to have, for the purposes of any Tax, a lower acquisition or base cost in respect of any asset than it would have had but for the Demerger and/or the Provident Reorganisation.

2.3 IPF shall, at the request in writing of Provident, take, or procure that any other IPF Group Company shall take, all such steps as Provident may reasonably require to allow Provident to reduce or eliminate any IPF Tax Liability by making, or procuring that any other Provident Group Company makes, a Relief Surrender or otherwise surrendering or transferring, or procuring that any other Provident Group Company surrenders or transfers, so far as lawfully possible, any Relief to any IPF Group Company in each case for no consideration.

2.4 Provident hereby covenants to pay to IPF an amount equal to any reasonable costs or expenses incurred or payable by an IPF Group Company in connection with or in consequence of any such IPF Tax Liability as is referred to in clause 2.1 above or in taking any action under this Deed (excluding any action taken in relation to Polish Tax Proceedings).

3. IPF Covenant

3.1 IPF hereby covenants with Provident to pay to Provident an amount equal to any Provident Tax Liability arising directly as a consequence of:

(A) the failure by any IPF Group Company to discharge a liability to Tax for which the IPF Group Company is primarily liable in circumstances such that IPF would not have been entitled to make a claim against Provident under clause 2.1 in respect of that Tax had it been the relevant IPF Group Company;

(B) any Provident Group Company acting as a representative member of a group of companies for any period to the extent that such Provident Tax Liability would have been an IPF Tax Liability had the relevant Provident Group Company not been acting as the representative member of a group of companies; or

(C) the making of a Chargeable Payment by an IPF Group Company.

3.2 The covenant contained in clause 3.1 shall not apply to any Provident Tax Liability to the extent that:

(A) it has been the subject of an allowance, provision or reserve either specifically or as part of a pool of allowances, provisions or reserves in the Accounts of any Provident Group Company for any period on or before Completion;

(B) it would not have arisen but for a breach of the warranties given by Provident in clause 8.1 or a breach of any of its obligations under this Deed or this Agreement;

(C) it would not have arisen but for a Chargeable Payment, being made by a Provident Group Company; or

(D) such relevant liability has been reduced or eliminated by a Relief Surrender by any IPF Group Company after Completion and for no consideration or otherwise reduced or eliminated at no cost to any Provident Group Company (including as a result of any action taken or requested pursuant to clause 3.3 below or as a result of any payment made pursuant to either of clauses 3.4 or 3.5).

3.3 Provident shall, at the request in writing of IPF, take, or procure that any other Provident Group Company shall take, all such steps as IPF may reasonably require to allow IPF to reduce or eliminate any Provident Tax Liability by making, or procuring that any other IPF Group Company makes, a Relief Surrender or otherwise surrendering or transferring, or procuring that any other IPF Group Company surrenders or transfers, so far as lawfully possible, any Relief to any Provident Group Company in each case for no consideration.

3.4 IPF hereby covenants with Provident to pay to the representative member for the purposes of any Group Payment Arrangements or to procure that the relevant IPF Group Company pays (in each case, to the extent such payment has not been made on or before Completion) to that representative member, in each case within 10 Business Days of demand, an amount equal to the amount of any IPF Tax Liability which is discharged (whether before, on or after Completion) by that representative member pursuant to any Group Payment Arrangements.

3.5 Provident shall determine in its capacity as representative member of the VAT Group, acting reasonably and in accordance with its customary practice, the amount of the aggregate VAT liability or, as the case may be, entitlement to refund, of the VAT Group properly attributable to IPF Group Companies and, in the case of a liability, IPF hereby covenants with Provident to pay or to procure that the relevant IPF Group Company pays that amount (to the extent such payment has not been made on or before Completion) to Provident, in each case within 10 Business Days of a payment in respect of such liability being made by Provident to HMRC, or, in the case of a refund, Provident hereby covenants with IPF to pay such amount (to the extent such repayment has not been made on or before Completion) to the relevant IPF Group Companies, within 10 Business Days of such refund being received by Provident from HMRC, in each case in accordance with the existing practices of the VAT Group.

3.6 The covenants contained in clauses 3.4 and 3.5 shall not apply in respect of any Tax Liability discharged by the relevant representative member to the extent that IPF would have been entitled to make a claim against Provident under clause 2.1 in respect of that Tax Liability.

3.7 IPF hereby covenants to pay to Provident an amount equal to any reasonable costs or expenses incurred or payable by a Provident Group Company in connection with or in consequence of any such Provident Tax Liability as is referred to in clause 3.1 above or in taking any action under this Deed.

4. Exclusions

4.1 No party shall be entitled to claim under this Deed in respect of any Tax Liability unless the Tax Liability in question shall have arisen no later than seven years from Completion and the claiming party shall have given written notice to the other party to this Deed

giving sufficient details of the claim to enable the other party to identify the matter giving rise to that Tax Liability and the amount claimed in respect thereof no later than seven years and 30 days from Completion. For the avoidance of doubt, this clause 4.1 shall not in any way limit the operation of clauses 5 and 6 of this Deed.

4.2 IPF shall not be entitled to claim under this Deed (other than pursuant to clauses 3.5, 15, or 16.1 or in respect of a Tax Liability arising out of the circumstances set out in clauses 2.1(A) or 2.1(B)) in respect of any Tax Liability (however many in number) where the aggregate of all claims under this Deed (excluding any claim in respect of Polish Tax Proceedings and, for the avoidance of doubt, any claim in respect of a Relief Surrender under clause 15 of this Deed) against Provident is less than £100,000, or its foreign currency equivalent, but once the aggregate amount of all such claims has exceeded such sum, Provident shall be liable in respect of the full amount of such claims and not just the amount by which such sum is exceeded.

4.3 Provident shall not be entitled to claim under this Deed (other than pursuant to clauses 3.4, 3.5, 15 or 16.1 or in respect of a Tax Liability arising out of the circumstances set out in clauses 3.1(A) or 3.1(B)) in respect of any Tax Liability (however many in number) where the aggregate of all claims under this Deed against IPF is less than £100,000 (excluding, for the avoidance of doubt, any claim in respect of a Relief Surrender under clause 15 of this Deed), or its foreign currency equivalent, but once the aggregate amount of all such claims has exceeded such sum, IPF shall be liable in respect of the full amount of such claims and not just the amount by which such sum is exceeded.

4.4 No party shall be entitled to recover any amount pursuant to this Deed in respect of any claim to the extent that it has already recovered any amount in respect of the same subject matter under the Agreement or this Deed or, in the case of a claim by IPF, to the extent that it has already recovered any amount in respect of the same subject from a Provident Group Company under any other agreement or arrangement or, in the case of a claim by Provident, to the extent that it has already recovered any amount in respect of the same subject from an IPF Group Company under any other agreement or arrangement.

5. Polish Tax Proceedings - Indemnity

5.1 Subject to clauses 5.2, 5.3, 5.5 and 5.6 below, Provident hereby covenants with IPF to pay to such IPF Group Company (other than IPF) as the parties shall agree, an amount equal to the Specified Percentage of any Polish Tax Proceedings Liability (that amount being a "**Provident Indemnity Payment**"). Subject to clause 5.3 below, Provident's liability under this clause 5.1 shall be uncapped.

5.2 Provident shall not have any liability under clause 5.1 above if the aggregate amount of all Polish Tax Proceedings Liabilities does not exceed £13.0 million. If the aggregate of all Polish Tax Proceedings Liabilities does exceed £13.0 million, Provident will only be liable in respect of an amount equal to the Specified Percentage of that excess.

5.3 In respect of any Polish Tax Proceedings Liability which arises on or after 01/01/2008, Provident shall have no liability under clause 5.1 above to the extent that the aggregate amount of all Polish Tax Proceedings Liabilities exceeds the Applicable Cap as at the date on which the Polish Tax Proceedings Liability in question arises, and for the

avoidance of doubt, such liability will not arise before the date on which the amount of such liability has either (i) been agreed by Provident Polska with the Polish Tax Authority (with or without admission of liability) in accordance with clause 10.5 or (ii) been fully and finally determined such that no further right of appeal or challenge (with or without recourse to the courts) is open to Provident Polska; in either such case, the liability will arise on the date when the amount of the liability is agreed or determined.

5.4 The Provident Indemnity Payment shall be made without any deductions or withholdings of any nature, save as may be required by law.

5.5 If Provident is required by law to make any deduction or withholding from the Provident Indemnity Payment it shall do so and the Provident Indemnity Payment shall be increased by an amount equal to 50% of the Additional Amount.

5.6 If the Provident Indemnity Payment gives rise to a Tax Liability in the hands of the recipient, the Provident Indemnity Payment shall be increased by an amount equal to 50% of the Additional Amount.

5.7. In agreeing, pursuant to clause 5.1, to which IPF Group Company the Provident Indemnity Payment is payable, the parties shall have the aim of (i) preventing any increase in the amount of the Provident Tax Proceedings Liability, and (ii) minimising any additional payment required to be made by Provident under clauses 5.5 and 5.6.

5.8 Without limitation to clause 5.7 above, IPF agrees that it shall take, and shall procure that any relevant IPF Group Company takes, such steps as are reasonable to minimise any additional payment required to be made by Provident under clauses 5.5 and 5.6.

5.9 Clause 9 of this Deed shall not apply to Clauses 5.1 to 5.8 (inclusive).

6. Polish Tax Proceedings - Provision of Security

6.1 If, pursuant to Polish Tax Proceedings, either the Polish Tax Chamber or the UKS makes an assessment on, or issues a decision to, Provident Polska in respect of underpaid Tax and Provident Polska does not take the Discretionary Route, Provident covenants with IPF that it shall, upon receipt of written notice from IPF requesting the same and subject to clauses 6.2, 6.3, 6.4 and 6.5 below, (i) in circumstances where Provident Polska is able to take the Automatic Route, procure the provision of a Bank Guarantee for an amount equal to the Specified Percentage of the amount assessed including, for the avoidance of doubt, any interest which has accrued up until the date on which the security is provided (such Bank Guarantee being of a nature satisfactory to the Polish Tax Authority for the purpose of suspending payment of the amount assessed and provided within any applicable time limit), or (ii) in circumstances where Provident Polska is not able to take the Automatic Route, within any applicable time limit lend Provident Polska an amount of cash equal to the Specified Percentage of any amount of cash which Provident Polska is required by the Polish Tax Authority to provide in respect of the assessment or decision in question (a "**Cash Call**"), any such loan (a "**Cash Call Loan**") to be repaid in accordance with clause 6.5 below. The interest to be paid by Provident Polska on a Cash Call Loan will be those amounts which Provident Polska pays to Provident in respect of Provident's costs of funding pursuant to clause 6.3 below.

6.2 Provident shall have an obligation to procure the provision of a Bank Guarantee or provide (or procure the provision of) cash in respect of a Cash Call under clause 6.1 above only to the extent that, at the date on which it receives notice from IPF in respect of an assessment or decision under clause 6.1 above, the aggregate amount of (i) all Polish Tax Proceedings Liabilities which have arisen prior to the date of the assessment or decision in question, (ii) any amount assessed on Provident Polska prior to the date of the assessment or decision in question in respect of an issue arising from the Polish Tax Proceedings in circumstances where Provident Polska did not take the Discretionary Route (unless, for the avoidance of doubt, that issue has subsequently given rise to a Polish Tax Proceedings Liability or been finally determined without any such liability arising), and (iii) the amount being assessed in the assessment or decision in question, exceeds £13.0 million. Furthermore, Provident shall have no obligation to procure the provision of a Bank Guarantee or provide (or procure the provision of) cash in respect of a Cash Call under clause 6.1 above once the aggregate amount of all Polish Tax Proceedings Liabilities exceeds the Applicable Cap as at the date on which such obligation under this clause 6 arises and, for the avoidance of doubt, the obligations under this clause 6 shall arise on the date on which such notice is received.

6.3 Where Provident incurs any costs, charges, expenses, fees or other sums (together, the "**Expenses**") directly in connection with the procurement of the provision, or the maintenance, of a Bank Guarantee pursuant to this clause 6 (including, for the avoidance of doubt any net funding cost to Provident as a result of its placing of funds with the Bank in order to obtain a Bank Guarantee but excluding a Bank Indemnity Payment), it shall as soon as reasonably practicable after such incurrence notify IPF of the amount to be reimbursed to it in respect of any such Expenses (such amount to be calculated on an after-Tax basis). IPF shall, within 14 days of receipt of such notification, pay (or procure to be paid) to Provident the whole of the amount so notified. Where Provident incurs any Expenses directly in connection with the provision of a Cash Call Loan (excluding, for the avoidance of doubt, the amount of cash so provided but including costs of funding and other associated fees), it shall as soon as reasonably practicable after such incurrence notify IPF of the amount to be reimbursed to it in respect of any such Expenses (such amount to be calculated on an after-Tax basis). IPF shall, within 14 days of receipt of such notification, procure that Provident Polska pays to Provident the whole of the amount so notified.

6.4 In circumstances where (i) a Tax liability under a Polish Tax Proceedings assessment or decision has been finally agreed or determined, (ii) Provident has previously procured the provision of a Bank Guarantee in respect of such assessment or decision in accordance with clause 6.1, (iii) an amount of the Tax liability has been (or is to be) paid to the Polish Tax Authority by the Bank under the terms of that Bank Guarantee, and (iv) Provident is required under the terms of the Bank Guarantee to make (or procure to be made) a Bank Indemnity Payment, IPF shall, within four Business Days of notification by Provident to that effect, pay or procure that an IPF Group Company pays to the relevant Bank the amount of that Bank Indemnity Payment. Where in such circumstances, Provident is liable to make a Provident Indemnity Payment, Provident shall ensure that such Provident Indemnity Payment is paid on the same date as the payment to the Bank by IPF or the relevant IPF Group Company of the Bank Indemnity Payment.

6.5 In the event that (i) a Tax liability under a Polish Tax Proceedings assessment or decision has been finally agreed or determined, and (ii) Provident, in accordance with clause 6.1, has previously provided or procured the provision of a Cash Call Loan, the amount of that Cash Call Loan shall not operate so as to reduce the amount of any Provident Indemnity Payment. However, IPF shall procure that Provident Polska repays to Provident the full amount of the Cash Call Loan within four Business Days of the relevant Tax liability under a Polish Tax Proceedings assessment or decision being so finally agreed or determined. Where in such circumstances, Provident is liable to make a Provident Indemnity Payment, Provident shall ensure that such Provident Indemnity Payment is paid on the same date as the repayment to Provident of the Cash Call Loan.

6.6 The provisions of this clause 6 shall apply notwithstanding the provisions of clause 11.

7. Overprovisions and reliefs

7.1 (A) If the auditors for the time being of any IPF Group Company shall certify (at the request and expense of Provident) that there is an IPF Overprovision, then the amount of the IPF Overprovision shall be dealt with in accordance with clause 7.3.

(B) Where Polish Tax Proceedings Liabilities are no longer capable of arising (due to each Relevant Accounting Period being either (i) a Lapsed Accounting Period or (ii) an accounting period in respect of which the Polish Tax Proceedings Liability has been fully and finally agreed or determined, and the sum of £13m exceeds the aggregate of the Polish Tax Proceedings Liabilities which have arisen in respect of all of the Relevant Accounting Periods, the amount of that excess shall be dealt with in accordance with clause 7.3.)

7.2 If the auditors for the time being of any IPF Group Company shall certify (at the request and expense of Provident) that any Tax Liability or Polish Tax Proceedings Liability which has resulted in a payment having been made or becoming due from Provident under this Deed will give rise to a Relief for any IPF Group Company which would not otherwise have arisen, then the amount of that Relief which is attributable to such payment shall be dealt with in accordance with clause 7.3; PROVIDED THAT if the Relief in question is a deduction from or offset against income, profits or gains, the amount to be so dealt with shall be a sum equal to the amount of Tax that would be saved through the use of that Relief on the basis of the rates of tax current at the date of the certification made by the auditors under this clause 7.2.

7.3 Where it is provided under clause 7.1 or 7.2 that any amount (the "**Relevant Amount**") is to be dealt with in accordance with this clause 7.3:

(A) the Relevant Amount shall first be set off against any payment then due from Provident under this Deed; and

(B) to the extent there is an excess, a refund shall be made to Provident of any previous payment or payments made by Provident under this Deed and not previously refunded under this clause up to the amount of such excess; and

(C) to the extent that the excess referred to in clause 7.3(B) is not exhausted under that paragraph, the remainder of that excess shall be carried forward and set off against any future payment or payments which become due from the Provident under this Deed.

7.4 Where any such certification as is mentioned in clause 7.1 or 7.2 has been made, Provident or IPF may request the auditors for the time being of the relevant IPF Group Company to review such certification in the light of all relevant circumstances, including any facts which have become known only since such certification, and to certify whether such certification remains correct or whether, in the light of those circumstances, the amount that was the subject of such certification should be amended.

7.5 If the auditors certify under clause 7.4 that an amount previously certified should be amended, that amended amount shall be substituted for the purposes of clause 7.3 as the Relevant Amount in respect of the certification in question in place of the amount originally certified, and such adjusting payment (if any) as may be required by virtue of the above-mentioned substitution shall be made as soon as practicable by Provident or (as the case may be) to Provident.

7.6 The provisions of clauses 7.1 to 7.5 above shall apply, *mutatis mutandis*, to Provident and IPF in relation to any Tax Liability which has resulted in a payment having been made or becoming due from IPF under this Deed.

8. Clearance Warranties

8.1 Provident represents and warrants to IPF as at the date of this Deed and as at Completion that, so far as it is aware and insofar as such facts, matters or circumstances relate to the Provident Group Companies, the Clearance Application fully and correctly discloses all facts, matters and circumstances which are material to the decisions of the relevant Tax authority.

8.2 IPF represents and warrants to Provident as at the date of this Deed and as at Completion that, so far as it is aware and insofar as such facts, matters or circumstances relate to the IPF Group Companies, the Clearance Application fully and correctly discloses all facts, matters and circumstances which are material to the decisions of the relevant Tax authority.

9. Withholdings

9.1 All payments made under this Deed shall be made free of any rights of counterclaim or set off and without any deductions or withholdings of any nature, save as may be required by law.

9.2 If the payer is required by law to make any deduction or withholding from any payment hereunder it shall do so and any sum due from the payer in respect of such payment (except any sum due from the payer under clauses 7 and 12 of this Deed and any sum which has already been calculated on an after-Tax basis) shall be increased to the extent necessary to ensure that, after the making of such deduction or withholding, the recipient receives and retains (free of any liability in respect of any such deduction or

withholding) a net sum equal to the sum it would have received and retained had no deduction or withholding been required to be made.

9.3 If any payment under this Deed (other than any payment made under clauses 7 and 12 of this Deed or a payment which has already been calculated on an after-Tax basis) gives rise to a Tax Liability in the hands of the recipient, the payer shall pay such additional amount as (after taking into account any Tax Liability arising in the hands of the recipient in respect of such amount) will ensure that the recipient retains a net sum equal to the sum it would have received had the payment not given rise to a Tax Liability in the hands of the recipient. For the avoidance of doubt, for the purposes of this clause 9.3, no tax reliefs available to the recipient shall be taken into account for the purposes of calculating the sum the recipient would have received had the payment not given rise to a tax liability in his hands.

10. Notice of Liability

10.1 Provident shall procure that, if a Provident Group Company becomes aware of any Claim in respect of a Tax Liability which is relevant for the purposes of this Deed or of circumstances likely to give rise to such a Claim the relevant Provident Group Company shall as soon as reasonably practicable give written notice thereof to IPF and shall consult with IPF with respect thereto. If any Provident Group Company fails to give notice promptly as required, any claim by Provident hereunder shall be reduced to the extent that such failure can be shown to have increased the liability of IPF.

10.2 If IPF shall indemnify and secure the Provident Group Company to its reasonable satisfaction against any Tax, fines, penalties, interest, charges, costs and expenses arising therefrom, Provident shall procure that the relevant Provident Group Company shall take such action as IPF may reasonably request to avoid, dispute, resist, appeal, compromise or defend such Claim and IPF shall have the right to have any such action conducted by professional advisers provided always that:-

(A) the relevant Provident Group Company shall be kept fully informed of all matters pertaining thereto and shall be entitled to see copies of all correspondence pertaining thereto;

(B) the appointment of solicitors or other professional advisers shall be subject to the approval of the relevant Provident Group Company (such approval not to be unreasonably withheld);

(C) all communications written or otherwise pertaining to the dispute which are to be transmitted to the relevant Tax Authority shall first be submitted to the relevant Provident Group Company for approval and shall only be finally transmitted if such approval is given (such approval not to be unreasonably withheld); and

(D) IPF shall make no settlement or compromise of the Claim which is the subject of the dispute nor agree any matter in the conduct of such dispute which is likely to affect the amount thereof without the prior written approval of the relevant Provident Group Company (such approval not to be unreasonably withheld).

10.3 IPF shall procure that, if an IPF Group Company becomes aware of any Claim in respect of a Tax Liability or a Polish Tax Proceedings Liability which is relevant for the purposes of this Deed or of any circumstances likely to give rise to such a Claim, the relevant IPF Group Company shall as soon as reasonably practical give written notice thereof to Provident.

10.4 Subject to clauses 10.5 and 10.6 below, if Provident shall indemnify and secure the IPF Group Company to its reasonable satisfaction against any Tax, fines, penalties, interest, charges, costs and expenses arising therefrom, IPF shall procure that the relevant IPF Group Company shall take such action as Provident may reasonably request to avoid, dispute, resist, appeal, compromise or defend such Claim and Provident shall have the right to have any such action conducted by professional advisers nominated by it for this purpose provided always that:

(A) the relevant IPF Group Company shall be kept fully informed of all matters pertaining thereto and shall be entitled to see copies of all correspondence pertaining thereto;

(B) the appointment of solicitors or other professional advisers shall be subject to the approval of the relevant IPF Group Company (such approval not to be unreasonably withheld);

(C) all communications written or otherwise pertaining to the dispute which are to be transmitted to the relevant Tax Authority shall first be submitted to the relevant IPF Group Company for approval and shall only be finally transmitted if such approval is given (such approval not to be unreasonably withheld); and

(D) Provident shall make no settlement or compromise of the claim which is the subject of the dispute nor agree any matter in the conduct of such dispute which is likely to affect the amount thereof without the prior written approval of the relevant IPF Group Company (such approval not to be unreasonably withheld).

10.5 The following provisions (and not clause 10.4) shall, whilst Provident has any liability or potential liability (including, for the avoidance of doubt, an obligation to provide or procure the provision of security) under clause 5 or clause 6 of this Deed, apply in respect of the Polish Tax Proceedings:

(A) Without limitation to clause 10.3 above, IPF shall procure that (i) Provident Polska shall, as soon as reasonably practicable after receipt, send Provident a copy of any correspondence it receives in relation to the Polish Tax Proceedings that has not also been received by Provident and (ii) Provident Polska shall notify Provident of the contents of any oral communications between it and any other person or entity (including, for the avoidance of doubt, the Polish Tax Authority but excluding Provident) in relation to the Polish Tax Proceedings as soon as reasonably practicable after such communications. Notwithstanding clause 18.1 of this Deed, any correspondence to be sent or notification made pursuant to this clause 10.5(A) shall be sent or notified (where possible by e-mail) to both the finance director and head of tax of Provident.

(B) IPF shall procure that Provident Polska does not communicate with the Polish Tax Authority in relation to the Polish Tax Proceedings (whether in writing or orally) without the prior written consent of Provident.

(C) IPF shall procure that Provident Polska does not communicate with any person other than the Polish Tax Authority in relation to the Polish Tax Proceedings (whether in writing or orally) without the prior written consent of Provident other than where such communication is required immediately to comply with any legal, regulatory or audit requirement.

(D) IPF shall procure that Provident Polska shall at its own cost take such action as Provident may reasonably request to avoid, dispute, resist, appeal, compromise or defend itself in relation to the Polish Tax Proceedings. Provident shall have the right to have any such action conducted either by external professional advisers nominated by it for this purpose or by employees of the Provident Group provided always that Provident Polska and IPF shall be kept fully informed of all matters pertaining thereto and shall be entitled to see copies of all correspondence pertaining thereto. Where Provident exercises its right to nominate external professional advisers, IPF shall procure that Provident Polska shall bear the full costs of such advisers. Where Provident exercises its right to have certain actions conducted by employees of the Provident Group, Provident shall bear the costs of those actions. In (i) requiring any action to be taken in accordance with this clause 10.5(D), or (ii) nominating, or agreeing fee arrangements with, any professional advisers for the purposes of conducting any such action, Provident shall (without limitation to clause 10.5(I) below) act reasonably in all the circumstances. In particular, Provident shall consider in good faith any comments which either IPF or Provident Polska make in relation to any such action or nomination. However, such actions and nominations remain matters within the absolute discretion of Provident.

(E) Provident Polska shall have no rights to take any action to avoid, dispute, resist, appeal, compromise or defend itself in relation to the Polish Tax Proceedings without the prior written consent of Provident including for the avoidance of doubt, with regard to the drafting of any correspondence and including, for the further avoidance of doubt, with regard to any action that should be taken to procure that the UKS, the Polish Tax Chamber or the District Administrative Court (as the case may be) takes the Discretionary Route in relation to Polish Tax Proceedings. Provident Polska shall have the right to recommend to Provident action to avoid, dispute, resist, appeal, compromise or defend itself in relation to the Polish Tax Proceedings and Provident shall consider such recommendations in good faith. However, any action to avoid, dispute, resist, appeal, compromise or defend Provident Polska in relation to the Polish Tax Proceedings shall remain within the absolute discretion of Provident.

(F) Without limitation to any other provision in this clause 10.5, IPF shall procure that, in the event that the UKS, the Polish Tax Chamber or the District Administrative Court on issue of an assessment or decision in respect of underpaid Tax will not agree to the Discretionary Route, or for whatever reason, the Automatic Route, IPF shall procure that Provident Polska will pay any

amount required to be paid to the Polish Tax Authority in respect of that underpaid Tax within any time limit prescribed by Polish law.

(G) IPF shall procure that any agent, representative, professional adviser or other person which it or Provident Polska engages to act on behalf of it or Provident Polska, or advise either such party, in relation to the Polish Tax Proceedings is aware of the provisions of this clause 10.5 and does not take any action (or omit to take any action) which would cause IPF to be in breach of any of its obligations under this clause 10.5 and Provident shall procure that any agent, representative, professional adviser or other person which it engages to act on its behalf or to advise it in relation to the Polish Tax Proceedings is aware of the provisions of this clause 10.5 and does not take any action (or omit to take any action) which would cause Provident to be in breach of any of its obligations under this clause 10.5.

(H) References in this clause 10.5 to Provident Polska, IPF and Provident shall (unless the context otherwise requires) be deemed to include any professional advisers, agents, representatives or other person which any such party engages to act on its behalf, or otherwise advise, in relation to the Polish Tax Proceedings.

(I) Each of Provident and IPF covenants that any action it takes in respect of the Polish Tax Proceedings shall seek to minimise any Polish Tax Proceedings Liabilities, including (without limitation) the agreement, settlement or compromise in respect of such Polish Tax Proceedings Liabilities and taking into account the time value of money. Without prejudice to the directly preceding sentence and subject to the provisions of this clause 10.5, each of IPF and Provident covenants that it shall use all reasonable endeavours to deal with the Polish Tax Proceedings as expeditiously as is reasonable in all the circumstances.

10.6 Without prejudice to any other provision in this clause 10, the following provisions shall apply in respect of the Guernsey Enquiries:

(A) IPF shall procure that any relevant IPF Group Company shall (i) as soon as reasonably practicable after receipt, send Provident a copy of any correspondence it receives in relation to the IPF Guernsey Enquiry and (ii) notify Provident of the contents of any oral communications between it and HMRC in relation to the IPF Guernsey Enquiry as soon as reasonably practicable after such communications. Notwithstanding clause 18.1 of this Deed, any correspondence to be sent or notification made pursuant to this clause 10.6(A) shall be sent or notified (where possible by e-mail) to both the finance director and the head of tax of Provident.

(B) Where any IPF Group Company intends to communicate in writing with HMRC in relation to the IPF Guernsey Enquiry, IPF shall procure that the relevant IPF Group Company provides Provident with a draft of that written communication as soon as reasonably practicable. On receipt of a draft written communication from the relevant IPF Group Company, Provident shall be obliged, within a period of time which is reasonable in all the circumstances, to either (i) make

comments in relation to that draft communication to the relevant IPF Group Company, or (ii) confirm to the relevant IPF Group Company that it has no such comments. Unless Provident fails to either provide such comments or confirmation within the reasonable period, IPF shall procure that the relevant IPF Group Company does not send the relevant communication to HMRC until it has received such comments or confirmation from Provident. IPF shall procure that the relevant IPF Group Company gives due consideration to any such comments raised by Provident prior to sending the communication to HMRC, but (for the avoidance of doubt) IPF shall not be obliged to procure that any comments made by Provident in this context are incorporated in the final communication.

(C) The provisions of clauses 10.6 (A) and 10.6 (B) above shall apply, *mutatis mutandis*, to Provident and IPF in relation to the Provident Guernsey Enquiry.

11. Date for Payment

11.1 Subject to the provisions of clause 6, where Provident becomes liable to make any payment pursuant to clauses 2 or 5 or IPF becomes liable to make any payment pursuant to clause 3 (other than pursuant to clauses 3.4 or 3.5), the due date for the making of that payment shall (unless otherwise provided in this Deed) be:

(A) in a case which involves an actual payment of Tax (including, for the avoidance of doubt, a payment in respect of a Polish Tax Proceedings Liability), the later of the date falling 3 Business Days prior to the last date on which the relevant Provident Group Company or IPF Group Company whose Tax Liability or Polish Tax Proceedings Liability has given rise to the liability to make a payment under this Deed (the "**Indemnified Company**") would have had to have paid the Tax that has given rise to the liability under this Deed in order to avoid incurring a liability to interest or a charge or penalty in respect of that liability and the date falling 15 Business Days after the party which is liable to make the payment under this Deed has been notified of its liability by the Indemnified Company;

(B) in a case which involves the setting off of a repayment of Tax or the utilisation of a relief, allowance, credit or deduction in respect of Tax, the later of the date falling 3 Business Days prior to the last date on which the Indemnified Company would have had to have paid the Tax against which the repayment that has given rise to the liability under this Deed has been set off or which would have been paid but for the utilisation of the relief, allowance, credit or deduction (as the case may be) in order to avoid incurring a liability to interest or a charge or penalty in respect of that liability and the date falling 15 Business Days after the party which is liable to make the payment under this Deed has been notified of its liability by the Indemnified Company; and

(C) in a case which involves a payment pursuant to clauses 2.4 or 3.7, the date falling 15 Business Days after the party which is liable to make the payment under clause 2.4 or as the case may be clause 3.7 has been notified of its liability by the Indemnified Company.

12. Recovery

12.1 Where an IPF Group Company is entitled to recover from any other person (other than a Provident Group Company) any sum in respect of any matter to which clauses 2 or 5 relate, IPF shall procure that the relevant IPF Group Company shall (if requested by and at the expense of Provident and upon Provident providing security to the reasonable satisfaction of the relevant IPF Group Company against all reasonable costs or expenses which may thereby be incurred) take such action as Provident shall reasonably request to enforce such recovery against the person in question and IPF shall procure that the relevant IPF Group Company shall account to Provident for any sums so recovered (including any interest paid by such a person) up to an amount not exceeding the amount paid by Provident under clause 2 or clause 5 in respect of the relevant matter.

12.2 This clause 12 shall apply, *mutatis mutandis*, to Provident and IPF in relation to any right to recovery or other credit in respect of Tax or repayment of Tax obtained or enjoyed by a Provident Group Company.

13. Stamp duty

13.1 IPF and Provident agree that Provident will, where appropriate on IPF's behalf and with such assistance from IPF as it may reasonably require, be responsible for claiming relief from stamp duty under section 75 of the Finance Act 1986 in respect of the Demerger.

13.2 IPF will use all reasonable endeavours to make and enforce such arrangements with its registrars as will enable the conditions for relief from stamp duty under section 75 of the Finance Act 1986 in respect of the Demerger to be fulfilled.

13.3 Provident hereby undertakes to pay to IPF an amount equal to the Stamp Duty Liability.

14. Tax returns

14.1 Provident, or its duly authorised agent, shall prepare, in a timely fashion the Provident Returns for all periods ended on or prior to Completion.

14.2 IPF, or its duly authorised agent, shall prepare, in a timely fashion the IPF Returns for all periods ended on or prior to Completion.

14.3 Provident shall procure that:

(A) each such Provident Return as is required to be prepared in accordance with clause 14.1 shall be prepared in a timely fashion and, so far as is reasonably possible, shall be authorised, signed and submitted on or before the date on which it is due to be submitted; and

(B) each Provident Group Company shall afford such access to their books, accounts and records and provide such assistance and co-operation as is necessary and reasonable to enable IPF or its duly authorised agent to prepare any IPF Return which it is required to prepare (whether relating to a period ending before, on or after Completion).

14.4 IPF shall procure that:

(A) each such IPF Return as is required to be prepared in accordance with clause 14.2 shall be prepared in a timely fashion and, so far is reasonably possible, shall be authorised, signed and submitted on or before the date on which such return is due to be submitted; and

(B) each IPF Group Company shall afford such access to their books, accounts and records and provide such assistance and co-operation as is necessary and reasonable to enable Provident or its duly authorised agent to prepare any Provident Returns which it is required to prepare (whether relating to a period ending before, on or after Completion).

14.5 Provident shall bear the costs and expenses incurred in the preparation of returns pursuant to clause 14.1 above.

14.6 IPF shall bear the costs and expenses incurred in the preparation of returns pursuant to clause 14.2 above.

14.7 Subject to the provisions of clause 10.5, Provident and IPF shall each, in addition to the foregoing provisions of this clause 14, provide such services and assistance as the other may on or before 30 June 2009 reasonably require in relation to any Tax, including assistance in relation to any PAYE audit and the establishing of suitable VAT procedures and practices, and such assistance shall be at the cost of IPF, where the assistance is provided by Provident, and at the cost of Provident, where the assistance is provided by IPF, provided that neither IPF nor Provident shall be required to provide any services or assistance under this clause 14.7 to the extent that such co-operation might prejudice the interests of the party providing such services or assistance or would otherwise be onerous or unreasonable.

14.8 Subject to the provisions of clause 10.5, Provident shall, at the request and at the cost of IPF, provide such services and assistance as IPF may require in connection with the determination of any Tax Liability or Polish Tax Proceedings Liability relating to any IPF Group Company which is disputed by any Tax Authority where the Tax Liability or Polish Tax Proceedings Liability relates to a period before Completion or to assets which were owned by an IPF Group Company at Completion except to the extent that such co-operation might prejudice the interests of Provident or would otherwise be onerous or unreasonable.

14.9 IPF shall, at the request and at the cost of Provident, provide such services and assistance as Provident may require in connection with the determination of any Tax Liability relating to any Provident Group Company which is disputed by any Tax Authority where the Tax Liability relates to a period before Completion or to assets which were owned by a Provident Group Company at Completion except to the extent that such co-operation might prejudice the interests of IPF or would otherwise be onerous or unreasonable.

14.10 Such services and assistance as are referred to in clauses 14.7, 14.8 and 14.9 shall be provided at an arm's length commercial rate to be agreed between IPF and Provident, together with an amount in respect of any VAT chargeable on the supply of the services to which that arm's length rate relates.

14.11 Nothing done by any Provident Group Company pursuant to this clause shall in any respect restrict or reduce any rights Provident may have to make a claim against IPF under this Deed in respect of any such Tax Liability as is mentioned in clause 3.

14.12 Nothing done by any IPF Group Company pursuant to this clause shall in any respect restrict or reduce any rights IPF may have to make a claim against Provident under this Deed in respect of (i) any such Tax Liability as is mentioned in clause 2, or (ii) any Polish Tax Proceedings Liability.

15. Relief Surrenders

15.1 Provident hereby undertakes that it will accept and (subject to the provisions of clause 15.6) pay for at an arm's length rate (or will procure that the relevant Provident Group Companies accept and (subject to the provisions of clause 15.6) pay for at an arm's length rate) such Relief Surrenders as IPF may in its sole discretion direct in writing in respect of any time prior to Completion and that it will, and will procure that the relevant Provident Group Companies will, use all reasonable endeavours to procure that full effect is given to such surrenders and that such surrenders are allowed in full by HM Revenue and Customs and (without prejudice to the generality of the foregoing) Provident will, and will procure that each relevant Provident Group Company will, sign and submit to HM Revenue and Customs all such group relief claims (including provisional or protective group relief claims in cases where any relevant Tax computation has not yet been agreed) and all such other documents and returns as may be necessary to secure that full effect is given to this clause 15.1.

15.2 Provident hereby undertakes that it will, and will procure that each Provident Group Company will:

(A) make such Relief Surrenders (including for the avoidance of doubt, amendments to Relief Surrenders provisionally made before Completion) to IPF Group Companies as IPF may in its sole discretion direct in writing in respect of any time prior to Completion; and

(B) sign and submit to HM Revenue and Customs all such notices of consent to surrender (including provisional or protective notices of consent in cases where any relevant Tax return has not yet been agreed) and all such other documents and returns as may be necessary to secure that full effect is given to this clause 15.2.

15.3 Provident shall be under no obligation to make or accept, procure the making or acceptance of, pay for, or procure the payment for, any Relief Surrender in accordance with the provisions of clauses 15.1 and 15.2 to the extent that any such claim or surrender cannot lawfully be made.

15.4 IPF hereby undertakes that it will, and will procure that each of the other IPF Group Companies will, sign and submit to HM Revenue and Customs all such notices of consent to surrender (including provisional or protective notices of consent in cases where any relevant Tax computation has not yet been agreed) and all such other documents and returns as may be necessary to secure that full effect is given to clause 15.1.

15.5 IPF hereby undertakes it will procure that each IPF Group Company accepts and (subject to the provisions of clause 15.7) pays at an arm's length rate for such Relief Surrenders as are referred to in clause 15.2 and that it will procure that each of the IPF Group Companies will sign and submit all such documents and returns as may be necessary to secure that full effect is given to clause 15.2.

15.6 To the extent the Relief Surrender relates to a surrender by way of group relief in accordance with the provisions of sections 402 to 413 ICTA 1988, but except to the extent that the making of such surrender has been provided for or otherwise taken into account in the Accounts of the relevant Provident Group Company and IPF Group Company, in consideration for each surrender to be made pursuant to clause 15.1, Provident shall:

(A) pay, or procure that the Provident Group Company which is recipient of the relevant surrender shall pay, to the IPF Group Company which is the surrendering company an amount equal to the product of the mainstream United Kingdom corporation tax rate for the accounting period to which the surrender relates (or, if more than one such rate applies to that period, the average rate for the period), expressed as a decimal, and the amount of the Relief surrendered; and

(B) if the amount of the relevant surrender is subsequently adjusted then, in cases where the amount of Relief surrendered is increased, pay, or procure that the relevant Provident Group Company shall pay, to the relevant IPF Group Company an amount equal to the product of the mainstream United Kingdom corporation tax rate for the accounting period to which the surrender relates (or, if more than one such rate applies to that period, the average rate for the period), expressed as a decimal, and the amount by which the Relief surrendered has been increased and, in cases where the amount of the Relief surrendered is decreased, IPF shall refund, or procure that the relevant IPF Group Company shall refund, to the relevant Provident Group Company an amount equal to the product of the mainstream United Kingdom corporation tax rate for the accounting period to which the surrender relates (or, if more than one such rate applies to that period, the average rate for the period), expressed as a decimal, and the amount by which the Relief surrendered has been decreased.

15.7 To the extent that the Relief Surrender relates to a surrender by way of group relief in accordance with the provisions of sections 402 to 413 ICTA 1988, but except to the extent that the making of such surrender has been provided for or otherwise taken into account in the Accounts of the relevant Provident Group Company and IPF Group Company, in consideration for each surrender to be made pursuant to clause 15.2 and, IPF shall:

(A) pay, or procure that the IPF Group Company which is recipient of the relevant surrender shall pay, to the Provident Group Company which is the surrendering company an amount equal to the product of the mainstream United Kingdom corporation tax rate for the accounting period to which the surrender relates (or, if more than one such rate applies to that period, the average rate for the period), expressed as a decimal, and the amount of the Relief surrendered;

(B) and if the amount of the relevant surrender is subsequently adjusted then, in cases where the amount of Relief surrendered is increased, IPF pay, or shall procure that the relevant IPF Group Company shall pay, to the relevant Provident Group Company an amount equal to the product of the mainstream United Kingdom corporation tax rate for the accounting period to which the surrender relates (or, if more than one such rate applies to that period, the average rate for the period), expressed as a decimal, and the amount by which the Relief surrendered has been increased and, in cases where the amount of the Relief surrendered is decreased, Provident shall refund, or shall procure that the relevant Provident Group Company shall refund, to the relevant IPF Group Company an amount equal to the product of the mainstream United Kingdom corporation tax rate for the accounting period to which the surrender relates (or, if more than one such rate applies to that period, the average rate for the period), expressed as a decimal, and the amount by which the Relief surrendered has been decreased.

15.8 Any sum payable under this clause 15 shall become due and payable within 15 Business Days of demand, which demand shall not be given prior to the date on which the relevant surrender is made.

15.9 The provisions of this clause shall apply, *mutatis mutandis*, to the surrender of any relief analogous to any Relief Surrender under the provisions of any Tax legislation applicable to a jurisdiction other than the United Kingdom.

16. Adjustments under Schedule 28AA ICTA

16.1 If any adjustment is made pursuant to Schedule 28AA ICTA in respect of any actual provision between any Provident Group Company and any IPF Group Company made on or before Completion, then:

(A) Provident, where the advantaged person is a Provident Group Company, or IPF where the advantaged person is an IPF Group Company shall, as soon as reasonably practicable after the advantaged person has received a notice from H.M. Revenue & Customs that an adjustment will be made, or on the submission of a UK Return showing that an adjustment will be made, notify the disadvantaged person in writing of the provisional amount of the adjustment and

(B) IPF, where the disadvantaged person is an IPF Group company, or Provident, where the disadvantaged person is a Provident Group Company, shall procure that the disadvantaged person makes (or shall make if it is the disadvantaged person) a claim pursuant to paragraph 6 of Schedule 28AA ICTA to have its profits and losses computed for Tax purposes as if the relevant arm's length provision had been made or imposed instead of the relevant actual provision.

(C) except to the extent that such adjustment has either been provided for or otherwise taken into account in the Accounts of the relevant companies or allocated as part of the Specific Provisions whether specifically or as part of a pool: IPF, where the disadvantaged person is an IPF Group Company shall pay to Provident, or Provident, where the disadvantaged person is a Provident Group Company, shall pay to IPF, an amount equal to the tax on the amount of

the claim made by the disadvantaged person pursuant to paragraph 6 of Schedule 28AA ICTA 1988.

16.2 Any payment under clause 16.1 shall be made on the later of the date falling:

(A) 3 Business Days prior to the last date on which the advantaged company has to have or would, but for the availability of any Relief, have to have paid Tax on its profits as adjusted by the adjustment under Schedule 28AA ICTA which has given rise to a liability to make a payment under clause 16.1 in order to avoid incurring a liability to interest or a charge or penalty in respect of that liability; and

(B) 15 Business Days after the party which is liable to make the payment under clause 16.1 has been notified of its liability by IPF, where the advantaged person is an IPF Group Company, or Provident, where the advantaged person is a Provident Group Company.

16.3 For the purposes of this clause 16, the terms "actual provision", "advantaged person" and "disadvantaged person" shall have the meanings ascribed to them in paragraphs 1, 6(1)(a) and 6(1)(b), respectively in Schedule 28AA ICTA.

17. Interest

17.1 Where Provident becomes liable to make any payment pursuant to clause 2 or clause 5 or IPF becomes liable to make any payment pursuant to clause 3, and any part of such payment has not been paid by the due date specified by the provisions of clause 11, the party liable to make the payment shall pay to the Indemnified Company an amount in respect of interest on any such unpaid amounts calculated on a daily basis for the period beginning the day following the due date specified by the provisions of clause 11 and ending with the date on which the unpaid amount is paid.

17.2 Where either party becomes liable in accordance with the provisions of clause 15 to make or procure payment of an amount in respect of any Relief Surrender and any part of such payment has not been paid by the date specified by the provisions of clause 15.8, the party liable to make or procure the payment shall pay to the surrendering company (or procure the payment to the surrendering company of) an amount in respect of interest on any such unpaid amount calculated on a daily basis for the period beginning with the day following the date specified in accordance with the provisions of clause 15.8 and ending with the date on which the amount is paid.

17.3 Where either party becomes liable to make or procure a payment in accordance with the provisions of clause 16.1, the company liable to make or procure the payment shall pay to the advantaged person (or procure the payment to the advantaged person of) an amount in respect of interest on the amount of the payment required to be made and calculated on a daily basis for the period commencing on the day following the date specified by the provisions of clause 16.2 and ending on the date on which payment is made.

17.4 The rate of interest applicable for the purposes of this clause 17 is 2 per cent. above the base lending rate from time to time of The Royal Bank of Scotland plc.

18. Notices

18.1 Subject to any contrary provision in this Deed, any notice, disclosure, instruction or other communication given or made under this Deed shall be in writing and shall be addressed to the company secretary of the relevant party at its registered office or at the fax number or e-mail address provided for such purpose and, if so addressed, shall be deemed to have been duly given or made as follows:

(A) if sent by personal delivery, upon delivery at the address of the relevant party;

(B) if sent by first class post, two clear days after the date of posting;

(C) if sent by facsimile or e-mail, when despatched;

PROVIDED THAT if, in accordance with the above provisions, any such notice or other communication would otherwise be deemed to be given or made outside working hours, such notice or other communication shall be deemed to be given or made at the start of the next period of working hours.

19. Miscellaneous

19.1 Except as expressly set out herein, a person who is not a party to this Deed shall have no right under the Contracts (Rights of Third Parties) Act 1999 to enforce any of its terms.

19.2 The provisions of clauses 17 (Further Assurance), 20 (Confidentiality), 22 (Entire Agreement), and 24 (Announcements) of the Agreement shall apply for the purposes of this Deed as if set out herein in full *mutatis mutandis*.

20. Counterparts

20.1 This Deed may be entered into in any number of counterparts and by the parties to it on separate counterparts, each of which when so executed and delivered shall be an original, but all the counterparts shall together constitute one and the same instrument.

21. Governing Law

21.1 This Deed shall be governed by and construed in all respects in accordance with English law.

IN WITNESS WHEREOF this Deed has been executed as a Deed the day and year first above mentioned

EXECUTED and DELIVERED as)
a DEED of PROVIDENT FINANCIAL plc)
by the signatures of)
a director and the secretary)

EXECUTED and DELIVERED as a DEED of)
INTERNATIONAL PERSONAL FINANCE plc)
by the signatures of)
a director and the secretary)

APPENDIX

Year	Financial risk assessment										
	Tax Cash Payments (as at 30.06.07)					Tax P&L charge (as at 30.06.07)					
	(1) *As'ment* (£m)	(2) Penalty *interest re* (1) (£m)	(3) *Debt* option fee**	(4) *Penalty* interest re (3)	**Total**	(1) *As'ment* (£m)	(2) Penalty *interest re* (1) (£m)	(3) *Debt option* fee	(4) Penalty *interest re* (3)	**Total**	**Provision based on EY ass't.**
2001	3.82	2.91	-	-	**6.73**	3.55	2.90	-	-	**6.45**	**1.22**
2002	8.46	4.69	-	-	**13.15**	7.97	4.70	-	-	**12.66**	**2.50**
2003 (Under audit)	13.20	5.49	0.26	0.11	**19.05**	10.63	5.50	0.25	0.11	**16.49**	**3.13**
2004 (Under audit)	4.64	1.23	5.70	1.51	**13.08**	2.67	1.22	5.71	1.51	**11.10**	**1.48**
2005	5.44	0.75	7.12	0.98	**14.28**	0.39	0.75	7.11	0.98	**9.23**	**0.70**
2006	0.19	0.01	9.91	0.40	**10.50**	0.17	0.00	9.91	0.27	**10.35**	**0.57**
Total	35.75	15.08	22.98	2.99	**76.79**	25.37	15.07	22.97	2.87	**66.28**	**9.60**

Schedule 2

Costs

Save as otherwise agreed, the parties agree that the following table sets out the amount to be paid in respect of the payment of certain Costs:

Project: Crowned Eagle

Demerger costs - May 2007

	Rolling Fcast £000	Paid to date £000	Remaining spend £000
External Advisors			
Hawkpoint	2,290	(462)	1,828
Merrill Lynch	4,530	-	4,530
DrKW	1,970	-	1,970
HSBC	450	-	450
UBK	1,049	(1,049)	-
PwC fees	2,468	(2,063)	405
PwC secondment - FRP	43	(43)	-
PwC accounting and structuring advice	61	(61)	-
PwC tax advice	11	(11)	-
Slaughter & May	7,199	(5,206)	1,993
Cameron McKenna - overseas DD	485	(485)	-
US Counsel (working with Slaughters)	65	-	65
Rouse & Co	25	(9)	16
Last Cawthra Feather (Leeds lease)	34	(34)	-
Guernsey lawyers - Ozannes	12	(5)	7
ABN - Guernsey	6	(3)	3
Johnson, Stokes & Master	4	(2)	2
Maltese lawyers	4	-	4
Mexican lawyers - Areas Y Robles	62	(44)	18
Eversheds (employment/shareware/Overbury fit-out)	46	(46)	-
KPMG - tax advice	4	(4)	-
Salter Baxter (brand work)	230	(178)	52
Kepler	60	(13)	47
Roland Berger - Polish passporting	378	(378)	-
	21,486	(10,096)	11,390
Treasury			
Private placement notes	300	-	300
Advisors fees	150	(102)	48
	450	(102)	348
Demerger bonus - PF	2,700	-	2,700
Close out of swaps - PF	(1,300)	-	(1,300)
Other			
Pensions	318	(133)	185
Recruitment costs	373	(321)	52
Non-Exec costs of reviewing demerger documents etc	150	-	150
FSA applications	173	(173)	-
Travel allowance	27	-	27
Redundancy/PILON	200	-	200
Internal audit costs of IT separation	93	(93)	-
Internal audit - additional IT audit	65	-	65
Internal audit - treasury separation	41	-	41
SESO/SAYE - IFRS 2	5,468	-	5,468
Nestumes	25	(25)	-
UKLA/FSA charges	13	(13)	-
Vat charge	35	(35)	-
Sundry	15	(15)	-
	6,996	(808)	6,188
Total PF controlled costs	30,332	(11,006)	19,326
International IT Split			
Independent IT Project (900)	720	(706)	14
European data centre (904)	1,646	(1,868)	(222)
Application Strategy (910)	60	(3)	57
FOCUS Development & Support (912)	854	(854)	-
Managed Desktop Services (906)	514	(365)	149
IT Governance (913)	50	(22)	28
Corporate Systems (907)	400	(148)	252
Additional IT headcount (044)	306	(239)	67
	4,550	(4,205)	345
International property costs			
Property fees	49	(49)	-
Rent/service charge	94	(93)	1
Contractors	257	(266)	(9)
Architect/legal fees	360	(314)	46
Rates	71	(38)	33
JEH dilapidations	50	(50)	-
AV one off project costs	50	-	50
Fixtures and fittings write off (JBH)	200	(200)	-
	1,131	(1,010)	121
International demerger bonus	680	-	680
International swap costs	500	-	500
Total international controlled costs	6,861	(5,215)	1,646
UKIHC costs			
Bonus	300	-	300
IT redundancy	140	-	140
IT reconfiguration	95	-	95
IT writedowns	300	-	300
IT backfill/JBH costs	250	(250)	-
Recruitment costs	43	(43)	-
Disaster recovery - onerous contracts	45	-	45
FOCUS - shared central hardware write off	1,400	-	1,400
	2,573	(293)	2,280
Other divisions - bonus			
VBL	460	-	460
PI	200	-	200
	660	-	660
Total demerger one-off costs	40,426	(16,514)	23,912

Note

The above analysis comprises the items that will appear as exceptional costs in the group accounts. It therefore excludes the following items included on previous schedules reviewed by the ED's:

a) Fit out costs of the new international head office as this is capital and the relevant depreciation will be included in the international budget within ongoing costs
b) Non-recoverable VAT as this will be capitalised and amortised as part of b) above
c) Incremental plc costs of c.£3.5m across the two businesses
d) The ongoing administration of the international plc pension scheme as this is not a one-off cost (est at £150k p.a)
e) The amortisation of bank facility fees as this is not a one-off cost

Items c) to e) will be included in the Crowned Eagle models prepared as part of the budget process

Schedule 3

Pensions Deed of Amendment and Transfer

Herbert Smith

19 June 2007

STEPHEN DAVID SHAW AND OTHERS

- and -

RICHARD STEPHEN HEELS AND OTHERS

- and -

PROVIDENT FINANCIAL plc

- and -

INTERNATIONAL PERSONAL FINANCE plc

DEED OF AMENDMENT AND TRANSFER

Herbert Smith LLP

THIS DEED is made the 19th day of June 2007

BETWEEN:

(1) **STEPHEN DAVID SHAW, BRIAN JOHN OAKES, ANNE ORAM, RICHARD STEPHEN HEELS, ROBERT JOHN GLEN, GARRY CHARLES HARPER** and **JOHN NICHOLAS DAHLGREEN** (the "**Staff Trustees**")

(2) **RICHARD STEPHEN HEELS, ROBERT JOHN GLEN** and **JOHN NICHOLAS DAHLGREEN** (the "**Senior Trustees**")

(3) **PROVIDENT FINANCIAL plc** (Registered No. 668987) whose registered office is at Colonnade, Sunbridge Road, Bradford, West Yorkshire BD1 2LQ (the "**Provident Financial**")

(4) **INTERNATIONAL PERSONAL FINANCE plc** (Registered No. 6018973) whose registered office is at Number Three, Leeds City Office Park, Holbeck, Leeds, West Yorkshire LS11 5BD ("**International TopCo**")

WHEREAS:

A. The Staff Trustees are the present trustees of the Provident Financial Staff Pension Scheme (the "**Staff Scheme**") governed by a definitive deed and rules dated 27 November 1996 (as amended) (the "**Staff Scheme Trust Deed and Rules**").

B. The Senior Trustees are the present trustees of the Provident Financial Senior Pension Scheme (the "**Senior Scheme**") governed by a definitive deed and rules dated 27 November 1996 (as amended) (the "**Senior Scheme Trust Deed and Rules**").

C. Provident Financial is the principal employer for the purposes of the Staff Scheme and the Senior Scheme.

D. Provident Financial has made certain proposals for the amendment of the Staff Scheme and the Senior Scheme.

E. Clause 23 of the Staff Scheme Trust Deed and Rules states that the Staff Trustees may, subject to the restrictions therein and with the consent of Provident Financial, by deed amend all or any of the provisions of the Staff Scheme.

F. Clause 23 of the Senior Scheme Trust Deed and Rules states that the Senior Trustees may, subject to the restrictions therein and with the consent of Provident Financial, by deed amend all or any of the provisions of the Senior Scheme.

G. The Staff Trustees and the Senior Trustees respectively propose, with Provident Financial's consent, to make amendments to the Staff Scheme Trust Deed and Rules and the Senior Scheme Trust Deed and Rules, on the terms set out in this Deed, to facilitate the proposal described in the recitals next following.

H. It is proposed that there be a demerger of the International division of Provident Financial by way of a dividend in specie to shareholders of Provident Financial of shares in International Topco, which will be admitted to the Official List.

I. Upon the Demerger taking effect, International TopCo has agreed to take steps to establish a registered pension scheme on terms that its trustees provide benefits to and in respect of

persons currently members of the Staff Scheme or the Senior Scheme whose last or only employer was one of the International Participating Companies.

J. In the meantime, and for an agreed period, it is proposed that the International Participating Companies should continue to participate in the Staff Scheme and the Senior Scheme.

K. Upon the International Participating Companies ceasing to participate in the Staff Scheme and the Senior Scheme, Clause 9(B)(ii) of each Scheme's Trust Deed and Rules will require benefits of members in the service or formerly in the service of the International Participating Companies to be dealt with in prescribed ways. Clauses 9(B)(ii)(a), 9(B)(ii)(c) and 9(E) (as amended) of each scheme Trust Deed and Rules will allow the respective Trustees to make a transfer payment without the members' consent. It is proposed to proceed by exercise of the power contained in clause 9(B)(ii)(c) (as amended), applying the Winding Up Amount there mentioned in accordance with clause 24(M) (as inserted by this Deed), together with all or any other powers enabling to transfer all liabilities for Transferring Members (as defined below) to the International Scheme.

L. For the avoidance of doubt, those Remaining Beneficiaries (as defined in Clause 9(C)(iii) of each Scheme's Trust Deed and Rules) who are not Transferring Members will be retained within the Scheme in question in exercise of the power contained in Clause 9(B)(ii)(b) of each Trust Deed and Rules.

M. The Staff Trustees and the Senior Trustees have agreed to make the respective transfer payments on the terms set out in this Deed.

N. International TopCo has agreed to procure that the International Scheme will accept transfer payments from the Staff Scheme and the Senior Scheme, and moreover provide future service benefits for the Transferring Members on the terms set out in this Deed.

O. It has been proposed to insert by amendment into each Scheme's Trust Deed and Rules a power to apportion the statutory debt arising under section 75 of the Pensions Act 1995 upon an employment cessation event (as defined in the Occupational Pension Schemes (Employer Debt) Regulations 2005) occurring in relation to an employer.

P. Moreover it is proposed to exercise this power in relation to the employment cessation events occurring on the cessation of participation of the International Participating Companies.

Q. The Pensions Regulator has confirmed under the clearance procedure created by section 42 of the Pensions Act 2004 that it will not issue any contribution notices issued under section 38 of the Pensions Act 2004 in relation to the exercise of the apportionment powers referred to in clauses 8.1 and 8.2.

NOW THIS DEED WITNESSES AS FOLLOWS:

1. DEFINITIONS AND INTERPRETATION

In this Deed:-

1.1 **"Active Members"** means the employees of the International Participating Companies who are Beneficiaries of the Staff Scheme or the Senior Scheme immediately prior to the Demerger Effective Date other than Life Cover Members and including, for the avoidance of doubt, the PF Transferring Members;

1.2 **"Actuary's Letter"** means the actuarial provisions set out in the letter appended as Schedule 3 to this Deed;

1.3 **"Beneficiaries"** means those persons who are absolutely or contingently entitled to receive a benefit under the Staff Scheme or the Senior Scheme (as appropriate) immediately prior to the Demerger Effective Date;

1.4 **"Deferred Members"** means those Beneficiaries entitled to deferred benefits under the Staff Scheme or the Senior Scheme (as appropriate) immediately prior to the Demerger Effective Date whose last or only period of Pensionable Service under the scheme represented Service with an International Participating Company;

1.5 **"Demerger"** means the demerger of International TopCo and its subsidiaries from the Provident Financial group by way of a dividend in specie of shares in International TopCo;

1.6 **"Demerger Effective Date"** means the date on which the Demerger becomes effective by way of the dividend in specie of shares in International TopCo being made and the International TopCo issued ordinary share capital being admitted to the Official List;

1.7 **"GMPs"** means guaranteed minimum pensions as defined in the Pension Schemes Act 1993;

1.8 **"International Actuary"** means the actuary appointed by International TopCo for the purposes of undertaking the obligations envisaged in this Deed, such individual to be notified to the parties to this Deed by International TopCo;

1.9 **"International Participating Companies"** means Provident International Limited, Provident International Holdings Limited and International TopCo and "International Participating Company" shall mean any one of these companies, except that such list of companies may be varied from time to time by agreement between Provident Financial, International TopCo and the Staff Trustees and/or Senior Trustees (as applicable);

1.10 **"International Scheme"** means the registered pension scheme nominated by International TopCo in accordance with Clause 3.1 and, where the context requires includes the trustees thereof;

1.11 **"Life Cover Members"** means those employees of the International Participating Companies who are members of the Staff Scheme or the Senior Scheme for life assurance purposes only at the Demerger Effective Date or who join the Staff Scheme or the Senior Scheme for such purposes during the Participation Period;

1.12 **"Longstop Date"** means, if the Demerger Effective Date has not then occurred, 31 December 2007, and otherwise 31 July 2008, or such other date as is agreed in writing by Provident Financial, International TopCo and (as appropriate) the Staff Trustees and/or the Senior Trustees;

1.13 **"Official List"** means the official list of the United Kingdom Listing Authority;

1.14 **"Overseas Transferring Members"** means those individuals listed in Schedule 6 except that prior to the Demerger Effective Date such list of individuals may be varied from time to time, including by the addition of further persons, by agreement between Provident Financial, International TopCo and the Staff Trustees and/or the Senior Trustees as applicable;

1.15 **"Participation Period"** means the period commencing on the Demerger Effective Date and expiring at midnight on the first to occur of the Transfer Date and the Longstop Date;

1.16 **"Payment Conditions"** means the conditions set out in Clause 5.4 of this Deed;

1.17 **"Payment Date"** means, unless otherwise agreed in writing between Provident Financial, International TopCo and the Staff Trustees and/or the Senior Trustees (as applicable), in relation to the Staff Scheme the date which is 7 days after the final agreement or determination of the Staff Scheme Transfer Amount and, in relation to the Senior Scheme, the date which is 7 days after the final agreement or determination of the Senior Scheme Transfer Amount provided that if the Payment Conditions in relation to the Staff Scheme or the Senior Scheme (as applicable) are not satisfied on that date, the Payment Date shall be the date which is 7 days after the first date on which all of the Payment Conditions are and remain satisfied;

1.18 **"Pensioner Members"** means those Beneficiaries entitled to current pension under the Staff Scheme or the Senior Scheme (as appropriate) immediately prior to the Demerger Effective Date whose last or only period of Pensionable Service under the scheme represented Service with an International Participating Company;

1.19 **"PF Transferring Members"** means those employees of Provident Financial who will become employed by any of the International Participating Companies as at the Demerger Effective Date and who are Beneficiaries of the Staff Scheme or the Senior Scheme immediately prior to the Demerger Effective Date;

1.20 **"Preservation Regulations"** means the Occupational Pension Scheme (Preservation of Benefit) Regulations 1991 as amended;

1.21 **"Provident Financial Actuary"** means Keith Lewis of Watson Wyatt Limited or such other actuary as may be appointed for the purposes of this Deed by Provident Financial from time to time;

1.22 **"Section 9(2B) Rights"** means actual or prospective rights to pension benefits conforming with the requirements of Section 9(2B) of the Pension Schemes Act 1993;

1.23 **"Senior Scheme Actuary"** means the appointed actuary to the Senior Scheme;

1.24 **"Senior Scheme Transfer Amount"** means an amount equal to the capitalised value of the liabilities of the Senior Scheme attributable to the Senior Scheme Transferring Members as at the Demerger Effective Date adjusted and calculated on an IAS 19 basis as determined in accordance with the Actuary's Letter;

1.25 **"Staff Scheme Actuary"** means the appointed actuary to the Staff Scheme;

1.26 **"Staff Scheme Transfer Amount"** means an amount equal to the capitalised value of the liabilities of the Staff Scheme attributable to the Staff Scheme Transferring Members as at the Demerger Effective Date adjusted and calculated on an IAS 19 basis as determined in accordance with the Actuary's Letter;

1.27 **"Target Transfer Date"** means 1 January 2008 (or such other date as is agreed in writing by Provident Financial, International TopCo and (as appropriate) the Staff Trustees and/or the Senior Trustees).

1.28 **"Transfer"** means the transfer of the liabilities of the Staff Scheme and the Senior Scheme in respect of the Transferring Members to the International Scheme and the payment of the Transfer Amounts;

1.29 **"Transfer Amounts"** means the Staff Scheme Transfer Amount and the Senior Scheme Transfer Amount;

1.30 **"Transfer Conditions"** means the conditions set out in Clause 5.3 of this Deed;

1.31 **"Transfer Date"** means, subject to Clause 5.1, the later to occur of:

1.31.1 the Target Transfer Date; and

1.31.2 the date which is the first day of the seventh month from (and including) the month in which the Demerger Effective Date falls;

provided that if the Transfer Conditions are not satisfied on that date identified the Transfer Date shall be the date which is the first day of the first month subsequently on which all the Transfer Conditions are and remain satisfied and further provided that the Transfer Date may be such other date as is agreed in writing by Provident Financial, International TopCo and (as appropriate) the Staff Trustees and/or the Senior Trustees;

1.32 **"Transferring Members"** means, in relation respectively to the Staff Scheme and the Senior Scheme the Active Members, the Life Cover Members, the Deferred Members, the Pensioner Members and the Overseas Transferring Members in relation to that scheme.

Terms not defined in this Clause 1 but defined in the Staff Scheme Trust Deed and Rules or the Senior Scheme Trust Deed and Rules shall have the meanings there given, unless the context otherwise requires.

2. THE PARTICIPATION PERIOD

2.1 Provident Financial, the Staff Trustees and the Senior Trustees shall procure that:

2.1.1 The International Participating Companies are, to the extent necessary, each admitted as participating employers in the Staff Scheme and the Senior Scheme with effect from the Demerger Effective Date or from such later date as is notified to Provident Financial by International TopCo, by execution of deeds of participation in the forms annexed at Schedule 4;

2.1.2 the Active Members are permitted to remain members of the Staff Scheme or the Senior Scheme (as appropriate) during the Participation Period for so long as they remain employed by the International Participating Companies and the International Participating Companies are permitted to participate or continue to participate (as appropriate) in the Staff Scheme and the Senior Scheme (as applicable) for that purpose;

2.1.3 the Life Cover Members are permitted to remain or become (as the case may be) members of the Staff Scheme or the Senior Scheme (as appropriate) during the Participation Period for so long as they remain employed by the International Participating Companies and that the International Participating Companies are permitted to continue to participate in the Staff Scheme and the Senior Scheme (as appropriate) for that purpose save that the International Participating Companies may at any time during the Participation Period terminate the provision of benefits for Life Cover Members under the Staff Scheme or the Senior Scheme (as applicable) by giving one month's notice to Provident Financial that it wishes to do so;

2.1.4 the Overseas Transferring Members are treated for the purposes of the benefits provided to or in respect of them during the Participation Period as if they had

remained in active membership of the Staff Scheme and/or the Senior Scheme save that the benefits provided to them during that period shall be in accordance with the special terms of membership agreed between each of the Overseas Transferring Members and Provident Financial;

2.1.5 until the end of the Participation Period, the Staff Scheme and the Senior Scheme (as appropriate) shall remain in full force and effect in relation to the Active Members and Life Cover Members who remain in employment with the International Participating Companies and no amendment shall be made (other than any amendment made to ensure compliance with any applicable legislation or to reflect the provisions of the Finance Act 2004 or to incorporate the cash balance sections) and no discretion or power shall be exercised under the Staff Scheme or the Senior Scheme without the prior written consent of International TopCo (which shall not be unreasonably withheld) that would affect the benefits for or the contributions payable by or in respect of the Active Members or Life Cover Members who remain in employment with the International Participating Companies or that would operate to reduce the Staff Scheme Transfer Amount or the Senior Scheme Transfer Amount.

2.2 During the Participation Period, International TopCo shall (or shall procure that the International Participating Companies shall):

2.2.1 promptly pay to the Staff Trustees and the Senior Trustees (as appropriate):

2.2.1.1 contributions by such of the Active Members as are from time to time members of the Staff Scheme or the Senior Scheme (as appropriate) at the following rates:

Scheme (or section)	**Contribution Rate**
Senior Scheme – *Final Salary Section*	14% of pensionable pay
Senior Scheme – Cash Balance Section	5% of pensionable pay
Staff Scheme – Final Salary Section	14% of pensionable pay
Staff Scheme – Cash Balance Section	5% of pensionable pay

2.2.1.2 contributions in respect of such of the Active Members and Life Cover Members as are from time to time members of the Staff Scheme or the Senior Scheme (as appropriate) in accordance with the Schedule of Contributions in place in respect of the Staff Scheme or the Senior Scheme (as appropriate) from time to time.

2.2.2 not increase the aggregate pensionable pay of the Active Members of the Staff Scheme who remain employed from time to time by the International Participating Companies by more than the Retail Prices Index price inflation assumption calculated in accordance with the Actuary's Letter plus 1.50% per annum and/or not increase the aggregate pensionable pay of the Active Members of the Senior Scheme who remain employed from time to time by the International Participating Companies by more than the Retail Prices Index price inflation assumption calculated in accordance with the Actuary's Letter plus 2.00% per annum except on such terms (whether as to payment of additional contributions or otherwise) as Provident Financial and the Staff Trustees or the Senior Trustees, as applicable, may

agree (and in the event that this obligation is breached International TopCo shall pay such additional contributions as the Staff Trustees or the Senior Trustees, as applicable, may reasonably require);

2.2.3 comply in all other material respects with the provisions of the Staff Scheme or the Senior Scheme (as appropriate) applicable to it as a participating employer;

2.2.4 not do or omit to do any act or thing whereby the status of the Staff Scheme or the Senior Scheme as a registered pension scheme would or might be prejudiced;

2.2.5 promptly pay to the Staff Trustees or the Senior Trustees on such date or dates as the Staff Trustees or the Senior Trustees (as appropriate) may require a sum equal to the amount of any scheme sanction charge (as defined in section 239 of the Finance Act 2004) which relates to benefits payable to any Transferring Member and for which the Staff Scheme or the Senior Scheme would otherwise be liable;

2.2.6 at Provident Financial's discretion, promptly pay to Provident Financial or at Provident Financial's direction to the Staff Trustees and/or the Senior Trustees such amount as Provident Financial considers represents the proportion of the PPF levies in respect of the Staff Scheme and the Senior Scheme, that is attributable to the International Participating Companies;

2.2.7 not exercise any right, power or discretion conferred on it as a participating employer in the Staff Scheme or the Senior Scheme (including, for the avoidance of doubt, any power or discretion to augment benefits) except on such terms (whether as to payment of additional contributions or otherwise) as Provident Financial may determine (and in the event that this obligation is breached International TopCo shall pay such additional contributions as the Staff Trustees or the Senior Trustees, as applicable, may reasonably require);

2.2.8 provide or procure to be provided on demand such information as is required by Provident Financial, the Staff Trustee or the Senior Trustees;

2.2.9 if and when required by Provident Financial, nominate Provident Financial:

2.2.9.1 as the representative of the International Participating Companies for the purposes of section 58(4) of the Pensions Act 1995 (as amended by paragraph 2(1) of Schedule 5 to the Occupational Pension Schemes (Minimum Funding Requirement and Actuarial Valuations) Regulations 1996), to act on behalf of the International Participating Companies for the purposes of that sub-section and generally in relation to sections 56 to 61 of the said Act and the said Regulations; and

2.2.9.2 as the representative of the International Participating Companies for the purpose of section 35(5)(b) of the Pensions Act 1995, when the Staff Trustees or the Senior Trustees (as appropriate) consult "the employer" about the statement of investment principles required under section 35 of the said Act;

2.2.10 not make a notification to the Staff Trustees or the Senior Trustees (as appropriate) pursuant to section 21(9) of the Pensions Act 1995 (as inserted by the Personal and Occupational Pension Schemes (Miscellaneous Amendments) Regulations 1997) unless so directed by Provident Financial (and if and when Provident Financial so

directs, the International Participating Companies shall make a notification pursuant to the said section 21(9) in accordance with Provident Financial's directions); and

2.3 Provident Financial and International TopCo shall use their respective best endeavours to procure that such of the Active Members as are in contracted-out employment by reference to the Staff Scheme or the Senior Scheme (as appropriate) at the Demerger Effective Date shall continue to be in contracted-out employment by reference to the Staff Scheme or the Senior Scheme (as appropriate) during the Participation Period.

2.4 Provident Financial shall procure that it will give notice to the International Participating Companies in accordance with Clause 9 of the Staff Scheme Trust Deed and Rules or Clause 9 of the Senior Scheme Trust Deed and Rules (as applicable) terminating their participation in the Staff Scheme and/or the Senior Scheme (as appropriate) with effect on and from the Transfer Date or the Longstop Date, whichever is the first to occur.

3. THE INTERNATIONAL SCHEME

3.1 International TopCo shall:

3.1.1 at least 1 month before the Target Transfer Date nominate a pension scheme (the "International Scheme") which will become a registered pension scheme and which will be capable of receiving a transfer payment from the Staff Scheme and the Senior Scheme including GMPs and Section 9(2B) rights.

3.1.2 procure that the International Scheme will accept the Transfer Amounts;

3.1.3 procure that, subject to receipt of the Staff Scheme Transfer Amount and the Senior Scheme Transfer Amount (as applicable), the International Scheme will provide the following benefits in respect of the Transferring Members from the day after the Transfer Date:

3.1.3.1 for and in respect of each Active Member who remains employed by an International Participating Company as at the Transfer Date in respect of service up to and including the Transfer Date, benefits identical to those to which the Active Member would have been or become entitled in accordance with the Staff Scheme Trust Deed and Rules or the Senior Scheme Trust Deed and Rules (as appropriate) in effect immediately before the Transfer Date, had it continued unamended but subject to the application of any terms and conditions (including, without limitation, the terms on which benefits may be commuted or on which they become payable) which relate to those benefits;

3.1.3.2 for and in respect of each Transferring Member to whom sub-Clause 3.1.3.1 does not apply, benefits identical to those to which the Transferring Member would have been or become entitled in accordance with the Staff Scheme Trust Deed and Rules or the Senior Scheme Trust Deed and Rules (as appropriate) in effect immediately prior to the Transfer Date, had it continued unamended but subject to the application of any terms and conditions (including, without limitation, the terms on which benefits may be commuted or on which they become payable) which relate to those benefits;

3.1.4 procure that the International Scheme shall have the constitutional features as detailed in the balance of powers table appended to this Deed at Schedule 5.

3.1.5 procure that immediately after the Transfer Date the Active Members and Life Cover Members who remain employees of the International Participating Companies at the Transfer Date will be admitted as active members and Life Cover only members, as applicable of the International Scheme and that the International Scheme will provide benefits for and in respect of each of such Active Members and Life Cover Members in respect of pensionable service from the day after the Transfer Date on an identical basis as would have applied under the Staff Scheme Trust Deed and Rules or the Senior Scheme Trust Deed and Rules (as applicable) in effect immediately prior to the Transfer Date, subject to the powers of amendment and termination under the International Scheme from time to time and to the application of any terms and conditions applicable under the International Scheme (including, without limitation, the terms on which benefits may be commuted or on which they become payable) as they relate to those benefits.

3.1.6 procure that, subject to the transfer of his employment to an International Participating Company, each Overseas Transferring Member will be re-admitted as an active member of the International Scheme with effect from the date of such transfer of employment.

4. TRANSFER

4.1 Subject to the satisfaction of the applicable Payment Conditions set out in sub-Clause 5.4 of this Deed, the Staff Trustees hereby agree to pay the Staff Scheme Transfer Amount and the Senior Trustees hereby agree to pay the Senior Scheme Transfer Amount, in each case to the International Scheme on the Payment Date.

4.2 All parties agree that on receipt of the Staff Scheme Transfer Amount and the Senior Scheme Transfer Amount by the International Scheme all of the liabilities of the Staff Scheme and the Senior Scheme relating to the Transferring Members will transfer to the International Scheme with effect from the Transfer Date.

4.3 The Staff Trustees and the Senior Trustees hereby further agree to use their best endeavours to execute any documents required to effect the transfer of the Staff Scheme Transfer Amount, and the Senior Scheme Transfer Amount respectively or otherwise transfer the relevant liabilities and the assets of the Staff Scheme or the Senior Scheme (as appropriate) to the International Scheme.

4.4 For the avoidance of doubt, the Transfer may take place in relation to either the Staff Scheme or the Senior Scheme notwithstanding that it is not possible for whatever reason to proceed with the Transfer in relation to the other scheme, in which circumstances the provisions of this Deed which relate to the Transfer shall be construed as if they only applied in respect of the scheme making the Transfer.

5. CONDITIONS

5.1 The obligations of the parties to this Deed are conditional upon the occurrence in accordance with the terms of this Deed of the Transfer Date, at a time when the Longstop Date has not first occurred. If the Longstop Date occurs at a time when the Transfer Date has not occurred, the parties will have no further obligations under this Deed which shall be of no further effect.

5.2 The parties to this Deed undertake to use all reasonable endeavours to fulfil the Transfer Conditions set out in sub-Clause 5.3 or to ensure, so far as they can, that they are fulfilled on or before the Target Transfer Date or so soon thereafter as is reasonably practicable.

5.3 The Transfer Conditions referred to in Clause 5.2, in relation separately to the Staff Scheme Transfer Amount and the Senior Scheme Transfer Amount respectively, are as follows:

5.3.1 the International Scheme being capable of being a registered pension scheme within the meaning of the Finance Act 2004;

5.3.2 the International Scheme being capable of being a contracted-out scheme within the meaning of the Pension Schemes Act 1993;

5.3.3 the Staff Scheme Actuary or the Senior Scheme Actuary (as the case may be) providing a GN16 Certificate to the Staff Trustees or the Senior Trustees (as the case may be) in accordance with regulation 12 of the Preservation Regulations, and that certificate remaining less than three months' old and having not been withdrawn or qualified in any correspondence by the Staff Scheme Actuary or the Senior Scheme Actuary (as the case may be).

5.4 The Payment Conditions referred to in sub-Clause 4.1, in relation separately to the Staff Scheme Transfer Amount and the Senior Scheme Transfer Amount respectively, are as follows:

5.4.1 the International Scheme being a registered pension scheme within the meaning of the Finance Act 2004;

5.4.2 the International Scheme being a contracted-out scheme within the meaning of the Pension Schemes Act 1993; and

5.4.3 the GN16 certificate provided to the Staff Trustees or the Senior Trustees (as the case may be) by the Staff Scheme Actuary or the Senior Scheme Actuary (as the case may be) in accordance with regulation 12 of the Preservation Regulations, in accordance with sub-Clause 5.3.3, remaining less than three months' old and having not been withdrawn or qualified in any correspondence by the Staff Scheme Actuary or the Senior Scheme Actuary (as the case may be).

5.5 If a GN16 Certificate envisaged under sub-Clause 5.3.3 or sub-Clause 5.4.3 is more than three months' old or has been withdrawn or qualified in any correspondence by the Staff Scheme Actuary or the Senior Scheme Actuary (as the case may be) prior to the Payment Date, the parties to this Deed will use all reasonable endeavours to ensure that a further GN16 Certificate is provided by the Staff Scheme Actuary or the Senior Scheme Actuary as appropriate.

5.6 The Transfer may occur in relation to either the Staff Scheme or the Senior Scheme if the conditions in sub-Clause 5.4 above are fulfilled to the extent that they relate solely to one scheme regardless of whether they have been fulfilled in respect of the other scheme.

5.7 The Staff Trustee and the Senior Trustees shall respectively use all reasonable endeavours to ensure that at least one month's written notice of the Transfer is given to the Transferring Members in accordance with regulation 12(4B) of the Preservation Regulations, but this obligation shall not be a condition precedent to the payment of the relevant Transfer Amount.

6. TRANSFER PROVISIONS

6.1 The transfer payments

6.1.1 Immediately after the Transfer Date, the Staff Trustees and the Senior Trustees shall instruct the Staff Scheme Actuary and the Senior Scheme Actuary respectively to determine the Staff Scheme Transfer Amount and the Senior Scheme Transfer Amount and to provide such explanation of the calculations and such data and information as the International Actuary may require. Such determination of the Transfer Amounts shall be made and communicated for agreement by the International Actuary (and, if Provident Financial so wishes, the Provident Financial Actuary) within 30 days of receipt of all information and documents necessary to undertake such calculation;

6.1.2 International TopCo shall instruct the International Actuary and Provident Financial may instruct the Provident Financial Actuary (respectively) to review and agree the calculations undertaken by the Staff Scheme Actuary and Senior Scheme Actuary under sub-Clause 6.1.1 above and (subject to 6.2 below) to communicate such agreement to the Staff Scheme Actuary and Senior Scheme Actuary (as applicable) within 30 days of receipt of all information and documents (including the membership data) necessary to do so. For the avoidance of doubt, if Provident Financial does not so instruct the Provident Financial Actuary then it shall be taken to have agreed the calculations agreed or determined by the processes involving the Staff Scheme Actuary, the Senior Scheme Actuary and the International Actuary alone.

6.2 If the International Actuary and/or the Provident Financial Actuary, to the extent applicable, disputes the calculations by the Staff Scheme Actuary and/or the Senior Scheme Actuary under sub-Clause 6.1.1 or if the Staff Scheme Actuary or the Senior Scheme Actuary fail to communicate their determinations of the Transfer Amounts or the explanation, data or information referred to in sub-Clause 6.1.1 within the period specified in that sub-Clause, the determination of the Transfer Amounts or such other matter may at the option of International TopCo and/or Provident Financial, as applicable, be referred to an independent actuary. The identity of such independent actuary shall be agreed between International TopCo and/or Provident Financial and either the Staff Scheme Actuary or the Senior Scheme Actuary (as appropriate) (together the "Dispute Parties") or in default of agreement within 7 days of the first nomination by any of the Dispute Parties to the others appointed by the President for the time being of the Institute of Actuaries at the written request of any of the Dispute Parties. The person so appointed shall act as an expert and not as an arbitrator. He shall, in the absence of agreement by the Dispute Parties, be entitled to determine the procedure to be followed in arriving at his decision. His decision shall contain written reasons and shall be final and binding (in the absence of fraud or manifest error) and his costs (including his expenses and the costs of any legal or other advisers to him) shall be borne equally by International TopCo and/or Provident Financial (as applicable) and the Staff Trustees and/or the Senior Trustees (as applicable).

6.3 The Staff Trustees and the Senior Trustees shall on the Payment Date transfer to the International Scheme cash and/or assets valued at mid-market value as agreed between the Staff Trustees or Senior Trustees (as applicable) and International TopCo which are equal in value to the Staff Scheme Transfer Amount and Senior Scheme Transfer Amount respectively. It is agreed that all parties will use all reasonable endeavours to agree arrangements under which the Transfer Amounts shall be paid in assets rather than in cash (such assets to be agreed between the Staff Trustees or the Senior Trustees (as applicable) and International TopCo). To the extent that agreement is not reached between the Staff Trustees or the Senior Trustees (as applicable) and International TopCo prior to the Payment Date in respect of the transfer of assets, the transfer of assets shall be made by the transfer in specie of

assets representing, in the opinion of the Staff Trustees or the Senior Trustees (as applicable) a reasonable cross-section of the assets held by within the Staff Scheme or the Senior Scheme (as applicable).

6.4 AVCS

If any of the Transferring Members pay additional voluntary contributions in respect of which the benefits are not related to pensionable earnings (however defined) the assets and liabilities attributable thereto shall be disregarded for the purposes of the above paragraphs of this Deed but the Senior Trustees and the Staff Trustees shall transfer the relevant assets and liabilities to the International Scheme on or as soon as practicable after the Payment Date. International TopCo shall procure that all such amounts transferred in respect of each Transferring Member shall be applied to the provision of relevant benefits in respect of that Transferring Member.

7. AMENDMENTS

7.1 Pursuant to their powers under Clause 23 of the Staff Scheme Trust Deed and Rules, the Staff Trustees, with the consent of Provident Financial, hereby amend, with effect from the date of this Deed, the Staff Scheme as set out in Schedule 1 to this Deed.

7.2 Pursuant to their powers under Clause 23 of the Senior Scheme Trust Deed and Rules, the Senior Trustees, with the consent of Provident Financial, hereby amend, with effect from the date of this Deed, the Senior Scheme as set out in Schedule 2 to this Deed.

8. SECTION 75

8.1 The Staff Trustees hereby give their written consent to Provident Financial exercising its powers under sub-Clause 9(B)(iv) of the Staff Scheme Trust Deed and Rules (as inserted by sub-Clause 7.1 of this Deed) to apportion to Provident Financial any liabilities arising under Sections 75 and 75A of the Pensions Act 1995 (the "Debt on the Employer Provisions") as a result of the International Participating Companies ceasing to participate in the Staff Scheme, such that the total debt payable by each of the International Participating Companies for the purposes of the Debt on the Employer Provisions will be £1. For the avoidance of doubt, this apportionment shall take effect in accordance with the terms of Clause 9(B)(iv) of the Staff Scheme Trust Deed and Rules (as amended by this Deed) and shall operate by the liabilities attributable to employment with each of the International Participating Companies being thereafter treated as if they were attributable to employment with Provident Financial, save to the extent of £1.

8.2 The Senior Trustees hereby give their written consent to Provident Financial exercising its powers under sub-Clause 9(B)(iv) of the Senior Scheme Trust Deed and Rules (as inserted by sub-Clause 7.2 of this Deed) to apportion to Provident Financial any liabilities arising under the Debt on the Employer Provisions as a result of the International Participating Companies ceasing to participate in the Senior Scheme, such that the total debt payable by each of the International Participating Companies for the purposes of the Debt on the Employer Provisions will be £1. For the avoidance of doubt, this apportionment shall take effect in accordance with the terms of Clause 9(B)(iv) of the Senior Scheme Trust Deed and Rules (as amended by this Deed) and shall operate by the liabilities attributable to employment with each of the International Participating Companies being thereafter treated as if they were attributable to employment with Provident Financial, save to the extent of £1.

9. PAYMENT OF PENSIONS AFTER THE TRANSFER DATE

9.1 Subject to sub-Clause 9.2 and notwithstanding that the liabilities of the Staff Scheme and the Senior Scheme relating to the Transferring Members will not transfer to the International Scheme until the Staff Scheme Transfer Amount and the Senior Scheme Transfer Amount have been paid (as appropriate), International TopCo undertakes to procure that the International Scheme will in the period commencing with the Transfer Date provide pensions to Transferring Members who are in receipt of pensions as at the Transfer Date, and provide benefits to Transferring Members which come into payment during the period between the Transfer Date and the Payment Date, as agent for the Staff Trustees or the Senior Trustees (as the case may be) on terms that the sums paid on the behalf of the Staff Trustees or the Senior Trustees will be treated as reimbursed by payment of the Staff Scheme Transfer Amount or the Senior Scheme Transfer Amount.

9.2 Notwithstanding the provisions of sub-Clause 9.1, International TopCo may from time to time agree with Provident Financial and the Staff Trustees and/or the Senior Trustees (as appropriate) that any benefits payable to or in respect of Transferring Members during the period between the Transfer Date and the Payment Date may be paid by the Staff Trustees and/or the Senior Trustees (as appropriate) on such terms as may be agreed.

9.3 The obligation assumed by International TopCo under sub-Clause 9.1 is without prejudice to any remedies International TopCo may have in respect of any non-performance of the terms of this Deed.

10. DISCHARGE/RECEIPT

10.1 Subject to the payment of the Staff Scheme Transfer Amount and the Senior Scheme Transfer Amount, as applicable, this Deed shall operate as a complete discharge to the Staff Trustees and the Senior Trustees in respect of all liabilities under the Staff Scheme and the Senior Scheme respectively relating to the Transferring Members and, with effect from the Transfer Date, no further benefits shall accrue or be payable under the Staff Scheme or the Senior Scheme to or in respect of any of the Transferring Members.

10.2 International TopCo shall procure that as soon as reasonably practicable the International Scheme trustees shall acknowledge receipt in writing of any sum paid or assets transferred to the International Scheme under this Deed.

11. WARRANTIES AND UNDERTAKINGS

11.1 International TopCo undertakes to the Staff Trustees and the Senior Trustees that it shall procure that the International Scheme will be, and will remain at the Payment Date, a registered scheme for the purposes of Chapter 2 of Part 4 of the Finance Act 2004.

11.2 The Staff Trustees and the Senior Trustees each warrant that as far as they are aware all information provided to the International Participating Companies regarding the Transferring Members and the benefits provided under the Staff Scheme and the Senior Scheme (respectively) is accurate and complete in all material respects.

11.3 Provident Financial warrants that the information provided to the International Participating Companies in respect of discretionary practices under the Staff Scheme and the Senior Scheme (as provided by email dated 4 June 2007 (14:49)) is accurate in all material respects and that there has been no material omission of information in respect of the discretionary practices listed therein, and that, so far as it is aware, there is no established custom for any

other discretionary benefit to be awarded under the Staff Scheme or Senior Scheme respectively.

12. DISCRETIONARY PRACTICES

The Staff Trustees and the Senior Trustees confirm that, prior to the Demerger Effective Date, they will notify International TopCo of any established custom of which they are aware for any discretionary benefit, or any increase in benefit, to be awarded under the Staff Scheme or Senior Scheme respectively.

13. TRANSFER OF INFORMATION

The Staff Trustees and the Senior Trustees and/or their agents will transfer to International TopCo and/or its agents and/or at its direction all documents and data relevant to the Transferring Members which are under their control and which are capable of being so transferred. International TopCo will make all documents and data transferred to it and/or its agents and/or at its direction by the Staff Trustees and the Senior Trustees and/or their agents available to the Staff Trustees and the Senior Trustees on request, to the extent such documents and data are reasonably required by them in relation to, and are necessary for the purposes of, the operation of their respective schemes and/or in connection with the conduct of and proceedings in relation to their respective schemes.

14. GENERAL

14.1 This Deed shall be binding on the respective successors in office to the Staff Trustees and the Senior Trustees.

14.2 The Staff Trustees and the Senior Trustees are entering into this Agreement in their capacity as the trustees of the Staff Scheme, the Senior Scheme respectively.

14.3 The obligations and liabilities of the Staff Trustees and the Senior Trustees shall be limited to the assets of the relevant scheme as may exist from time to time under their control and available to them respectively to meet the obligations and liabilities together with any amounts otherwise recovered under any right of indemnity or under any insurance policy to which the Staff Trustees or the Senior Trustees respectively are entitled.

14.4 The terms of this Deed may be varied from time to time by agreement in writing between the parties to this Deed.

14.5 This Deed may be executed in any number of counterparts, all of which taken together shall constitute the same deed, and any parties may enter into this Deed by executing a counterpart.

14.6 The parties to this Deed intend it to be a deed and agree that it shall have effect as a deed.

15. CONSTRUCTION

15.1 This Deed shall be governed by and construed in all respects in accordance with the laws of England and Wales.

15.2 The headings to paragraphs of this Deed shall not affect its interpretation.

15.3 A person who is not a party to this Deed has no right under the Contracts (Rights of Third Parties) Act 1999 (**"the Third Parties Act"**) to enforce any term of this Deed but this does

not affect any right or remedy of a third party which exists or is available apart from the Third Parties Act.

IN WITNESS whereof this Deed has been executed as a deed to the first date above written

EXECUTED as a **DEED** by)
PROVIDENT FINANCIAL plc)
acting by)

....
Director

....
Director/~~Secretary~~

EXECUTED as a **DEED** by)
INTERNATIONAL PERSONAL FINANCE plc)
acting by)

....
Director

....
Director/~~Secretary~~

EXECUTED as a **DEED** by)
STEPHEN DAVID SHAW)
in the presence of:)

....
Signature of Witness

........RHW WASLEY.....
Name of Witness

....SUNNYVIEW, ACKLAM

........MALTON....................

........N. YORKS.................
Address of Witness

..........PENSIONS MANAGER
Occupation of Witness

EXECUTED as a **DEED** by)
GARRY CHARLES HARPER)
in the presence of:)

....
Signature of Witness

RHW WASLEY
....
Name of Witness

SUNNYVIEW, ACKLAM
....

MALTON
....

N. YORKS
....
Address of Witness

PENSIONS MANAGER
....
Occupation of Witness

EXECUTED as a **DEED** by)
JOHN NICHOLAS DAHLGREEN)
in the presence of:)

....
Signature of Witness

........RHW WASLEY........
Name of Witness

.....SUNNYVIEW, ACKLAM

........MALTON..................

........N. YORKS..................
Address of Witness

.........PENSIONS MANAGER
Occupation of Witness

EXECUTED as a **DEED** by)
BRIAN JOHN OAKES)
in the presence of:)

....
Signature of Witness

RHW WASLEY
Name of Witness

SUNNYVIEW, ACKLAM

MALTON

N. YORKS
Address of Witness

PENSIONS MANAGER
Occupation of Witness

10/6359516_12

EXECUTED as a **DEED** by)
ANNE ORAM)
in the presence of:)

Signature of Witness

RHW WASLEY
Name of Witness

SUNNYVIEW, ACKLAM

MALTON

N. YORKS
Address of Witness

PENSIONS MANAGER
Occupation of Witness

EXECUTED as a **DEED** by)
RICHARD STEPHEN HEELS)
in the presence of:)

R S Heels

....
Signature of Witness

RHW WASLEY
Name of Witness

SUNNYVIEW, ACKLAM

MALTON

N- YORKS
Address of Witness

PENSIONS MANAGER
Occupation of Witness

EXECUTED as a **DEED** by)
ROBERT JOHN GLEN)
in the presence of:)

....
Signature of Witness

........RHW WASLEY........
Name of Witness

....SUNNYVIEW, ACKLAM

....MALTON..........................

....N. YORKS....................
Address of Witness

....PENSIONS MANAGER
Occupation of Witness

SCHEDULE 1

AMENDMENTS TO THE STAFF SCHEME

The Staff Scheme Trust Deed and Rules shall be amended as follows:

1. Clause 9A(i) is amended by deleting the words "after prior consultation with the Inland Revenue, for a limited period of time and for a specific purpose approved by the Inland Revenue".

2. In Clause 9(B)(ii)(b) the words "the Remaining Beneficiaries" are deleted and replaced with "such of the Remaining Beneficiaries as the Principal Employer with the agreement of the Trustees decides".

3. In Clause 9(B)(ii)(c) the words "the Remaining Beneficiaries" are deleted and replaced with "the other Remaining Beneficiaries" and the reference to "**Clause 24(L) (Trustees' powers regarding surrender)**") is replaced with a reference to "**Clause 24(M) (Special Provisions concerning partial termination)**".

4. The definition of "Winding Up Amount" contained in sub-Clause 9(C)(viii) is amended by:

   4.1 in the first line, replacing the words, "subject to (b) below" with "subject to (b) and (d) below";

   4.2 in the third line, replacing the words, "the Remaining Beneficiaries" with the words, "the Remaining Beneficiaries mentioned in Clause 9(B)(ii)(c)"; and

   4.3 inserting a new paragraph (d), as follows:

   "However, the Winding Up Amount may also be the "Staff Scheme Transfer Amount" as that term is defined in the instrument by which this paragraph (d) was introduced into this Deed, notwithstanding that the provisions of paragraph (b) are not satisfied."

5. A new sub-Clause 9(B)(iv) is inserted as follows:

   "Where the Retiring Employer's cessation of participation is or will be an "employment cessation event" causing a debt such as is mentioned in sections 75 of the Pensions Act 1995 (as modified by 75A and by the Occupational Pension Schemes (Employer Debt) Regulations 2005) (the "Employer Debt Regulations") to be treated as due, the Retiring Employer's share of the difference mentioned in Employer Debt Regulation 6(2) need not be calculated as set out in paragraph (a) of that Regulation. Instead, the total amount of the debt mentioned in Employer Debt Regulation 6(2)(b) (and the liabilities giving rise to that debt) may be treated as apportioned amongst the Employers (including the Retiring Employer) in such shares as the Principal Employer may, by resolution and with the written consent of the Trustees, determine. Any such apportionment shall specify the liabilities attributable to employment with the Retiring Employer which are thereafter to be treated as if they were attributable to employment with another Employer, and specify the Employer to which they are to be treated as so attributable. Any such apportionment shall be made before the employment cessation event occurs (and if no such apportionment is made before that occurrence then the calculation shall be made in accordance with Employer Debt Regulation 6(2)(a). Nothing in this sub-Clause 9(B)(iv) shall however prevent the further apportionment of

those liabilities, on the subsequent cessation of participation of the Employer to which they are attributed."

6. A new **Clause 24(M)** (**"Special Provisions concerning partial termination"**) is inserted immediately after Clause 24(L) as follows:

"If a partial termination occurs as a result of the application of Clause 9(B)(ii)(c), the Trustees may complete the partial winding up by applying the Winding Up Amount (as defined in Clause 9(C)(viii) in any way in which they could apply it if it were instead a Transfer Amount as defined in Clause 9(C)(v)."

SCHEDULE 2

AMENDMENTS TO THE SENIOR SCHEME

The Senior Scheme Trust Deed and Rules shall be amended as follows:

1. Clause 9A(i) is amended by deleting the following wording:

   "the Inland Revenue confirming that Revenue Approval will not be prejudiced and to";

   "after prior consultation with the Inland Revenue, for a limited period of time and for a specific purpose approved by the Inland Revenue"; and

   "and as are not inconsistent with Revenue Approval".

2. In Clause 9(B)(ii)(b) the words "the Remaining Beneficiaries" are deleted and replaced with "such of the Remaining Beneficiaries as the Principal Employer with the agreement of the Trustees decides".

3. In Clause 9(B)(ii)(c) the words "the Remaining Beneficiaries" are deleted and replaced with "the other Remaining Beneficiaries" and the reference to "**Clause 24(L) (Trustees' powers regarding surrender)**") is replaced with a reference to "**Clause 24(M) (Special Provisions concerning partial termination)**".

4. The definition of "Winding Up Amount" contained in sub-Clause 9(C)(viii) is amended by:

   4.1 in the first line, replacing the words, "subject to (b) below" with "subject to (b) and (d) below";

   4.2 in the third line, replacing the words, "the Remaining Beneficiaries" with the words, "the Remaining Beneficiaries mentioned in Clause 9(B)(ii)(c)"; and

   4.3 inserting a new paragraph (d), as follows:

   "However, the Winding Up Amount may also be the "Senior Scheme Transfer Amount" as that term is defined in the instrument by which this paragraph (d) was introduced into this Deed, notwithstanding that the provisions of paragraph (b) are not satisfied."

4. A new sub-Clause 9(B)(iv) is inserted as follows:

   "Where the Retiring Employer's cessation of participation is or will be an "employment cessation event" causing a debt such as is mentioned in section 75 of the Pensions Act 1995 (as modified by 75A and by the Occupational Pension Schemes (Employer Debt) Regulations 2005) (the "Employer Debt Regulations") to be treated as due, the Retiring Employer's share of the difference mentioned in Employer Debt Regulation 6(2) need not be calculated as set out in paragraph (a) of that Regulation. Instead, the total amount of the debt mentioned in Employer Debt Regulation 6(2)(b) (and the liabilities giving rise to that debt) may be treated as apportioned amongst the Employers (including the Retiring Employer) in such shares as the Principal Employer may, by resolution and with the written consent of the Trustees, determine. Any such apportionment shall specify the liabilities attributable to employment with the Retiring Employer which are thereafter to be treated as if they were attributable to employment

with another Employer, and specify the Employer to which they are to be treated as so attributable. Any such apportionment shall be made before the employment cessation event occurs (and if no such apportionment is made before that occurrence then the calculations shall be made in accordance with Employer Debt Regulations 6(2)(a). Nothing in this sub-Clause 9(B)(iv) shall however prevent the further apportionment of those liabilities, on the subsequent cessation of participation of the Employer to which they are attributed."

5. A new **Clause 24(M) ("Special Provisions concerning partial termination")** is inserted immediately after Clause 24(L) as follows:

"If a partial termination occurs as a result of the application of Clause 9(B)(ii)(c), the Trustees may complete the partial winding up by applying the Winding Up Amount (as defined in Clause 9(C)(viii) in any way in which they could apply it if it were instead a Transfer Amount as defined in Clause 9(C)(v)."

SCHEDULE 3

ACTUARY'S LETTER



Direct line: 0113 261 7710
Email: keith.lewis@watsonwyatt.com

15 June 2007

By email
Mr C Norden
Hewitt Bacon & Woodrow
6 More London Place
London
SE1 2DA

Dear Chris

Provident Financial Pension Schemes
International Demerger Actuary's Letter

This letter sets out the actuarial method and assumptions to be used in the calculation of the Transfer Amounts payable to the International Scheme in respect of the Transferring Members from the Staff Scheme and Senior Scheme. The words and expressions used in this letter have the meanings set out in the Deed of Amendment and Transfer (the "Deed") to which this letter will form Schedule 3. This letter only has relevance in the context of the agreements to be made under that Deed.

Method of calculation

The Transfer Amounts (ie the sums payable at the Payment Date) will each be determined as follows:

$$A \times T_1 + B \times T_2 - C \times T_3 - D \times T_4 + E$$

where:

A = The Transfer Liabilities in relation to the Transferring Members as at the Demerger Effective Date (calculated as set out below).

B = Contributions paid during the Participation Period by, on behalf of or in respect of the Transferring Members, as described in Clause 2.2.1 of the Deed.

C = Participation period costs relating to the Transferring Members (calculated as set out below).

D = The benefit payments (such as pension instalments and retirement lump sums, but excluding the insured death-in-service lump sum) made to Transferring Members during the Participation Period, plus any subsequent exceptional payments, as may be agreed under Clause 9.2 of the Deed, after the Transfer Date.

E = £2.5 million in respect of the Staff Scheme and £1 million in respect of the Senior Scheme.

T_1 = Timing Adjustment from the Demerger Effective Date to the day before the Payment Date.

T_2 = Timing Adjustment from the end of the month in which each contribution was paid to the day before the Payment Date.

T_3 = Timing Adjustment from the end of each relevant month to the day before the Payment Date.

T_4 = Timing Adjustment from the end of the month in which the relevant benefit payments were made to the day before the Payment Date.

The methodology for calculating the Timing Adjustments is set out in Appendix A.

Transfer Liabilities

The Transfer Liabilities are to be calculated as the capitalised value as at the Demerger Effective Date, under the assumptions detailed in Appendix B, of:

- For Active Members and Overseas Transferring Members, the accrued benefits in respect of pensionable service up to the Demerger Effective Date.

  If the Transferring Member is still in pensionable service at the Transfer Date, the calculation will allow (in respect of final salary benefits) for Final Pensionable Earnings to be projected to the assumed date of termination of pensionable service. However, if the Transferring Member leaves pensionable service during the Participation Period and does not take immediate retirement benefits, the calculation will instead allow for Final Pensionable Earnings to be projected to the actual date of leaving only and the individual will otherwise be treated as if they were a Deferred Member within the calculations.

  For the avoidance of doubt, the calculation will include the liabilities for Active Members and Overseas Transferring Members who have ceased benefit accrual but continue to receive salary linking on past service benefits (eg due to the Lifetime Allowance, working overseas or moving to the Senior Scheme). For such members, the calculation will allow for accrued benefits based on the actual pensionable service up to the date of ceasing benefit accrual (within either the Staff Scheme or Senior Scheme, as applicable) only and for Final Pensionable Earnings to be projected to the assumed date of termination of service, unless the member leaves employment during the Participation Period in which case the calculation will instead allow for Final Pensionable Earnings to be projected to the actual date of leaving only and the individual will otherwise be treated as if they were a Deferred Member within the calculations. References to active service for the purpose of applying the assumptions detailed within Appendix B for such members should be interpreted as including future periods of employment during which there is no future benefit accrual within either the Staff Scheme or the Senior Scheme.

  The Pensionable Earnings base for all projections used in calculating the capitalised value will be the Pensionable Earnings determined as at 1 June 2007.

For the avoidance of doubt, the calculation will attribute to service before the Demerger Effective Date part of the prospective element of spouse's death-in-service pensions (for final salary members) in accordance with the attribution method specified by SFAS87. For the further avoidance of doubt, no allowance is included for lump sum death-in-service benefits within this attribution.

- For Deferred and Pensioner Members, the benefits prospectively payable after the Demerger Effective Date.

Participation period costs

The participation period costs reflect the part of the contribution rate required to cover insuring the lump sum death-in-service benefit and scheme expenses, including administration expenses and investment management expenses. For the purpose of determining the Transfer Amounts, the participation period costs will be assumed to be £5,000 per complete month for the Staff Scheme and £5,000 per complete month for the Senior Scheme.

Yours sincerely

Keith Lewis

Encs

Appendix A to letter dated 15 June 2007

Methodology for Timing Adjustment calculation

The Timing Adjustment between any two dates will be determined as:

0.275 x return on UK equity index

\+ 0.275 x return on world ex-UK equity index

\+ 0.15 x return on index-linked gilt index

\+ 0.15 x return on fixed interest gilt index

\+ 0.15 x return on corporate bond index

where:

return on UK equity index = $\frac{UKEQTR_1}{UKEQTR_0}$;

return on world ex-UK equity index = $\frac{EXUKTR_1}{EXUKTR_0}$;

return on index-linked gilt index = $\frac{ILTR_1}{ILTR_0}$;

return on fixed interest gilt index = $\frac{FITR_1}{FITR_0}$;

return on corporate bond index = $\frac{CORPTR_1}{CORPTR_0}$; and

$UKEQTR_0$ = FT-SE All Share Total Return Index on the earlier date
$UKEQTR_1$ = FT-SE All Share Total Return Index on the later date

$EXUKTR_0$ = FT-SE All-World ex-UK Total Return Index (GBP) on the earlier date
$EXUKTR_1$ = FT-SE All-World ex-UK Total Return Index (GBP) on the later date

$ILTR_0$ = FT-SE Actuaries Government Securities Index Linked (over 5 years) Total Return Index on the earlier date
$ILTR_1$ = FT-SE Actuaries Government Securities Index Linked (over 5 years) Total Return Index on the later date

$FITR_0$ = FT-SE Actuaries Government Securities Fixed Interest (over 15 years) Total Return Index on the earlier date
$FITR_1$ = FT-SE Actuaries Government Securities Fixed Interest (over 15 years) Total Return Index on the later date

Appendix A to letter dated 15 June 2007

$CORPTR_0$ = iBoxx UK £ AA Corporate Bond (over 10 years) Total Return Index on the earlier date
$CORPTR_1$ = iBoxx UK £ AA Corporate Bond (over 10 years) Total Return Index on the later date

The above indices will be taken as at the close of the relevant date and will generally be published on the following day. If there are no such published figures for that day (due to it falling on a weekend or bank holiday), the relevant figures should be taken in respect of the last preceding day for which such figures were published.

Appendix B to letter dated 15 June 2007

Assumptions to be used in calculating the Transfer Liabilities

Financial assumptions

The financial assumptions to be used in determining the Transfer Liabilities will be determined based on the market conditions applying as at close on the Demerger Effective Date, and rounded to the nearest 0.01% per annum, as follows:

- *Discount rate:* in line with the annual yield on the iBoxx Sterling Corporate bond AA over 15 years index (which would have given 5.28% per annum on 31 January 2007).
- *(RPI) price inflation:* in line with the difference between fixed interest and index-linked gilt yields at a 20-year term, based on the yield curve analysis published by the Bank of England but allowing for the figure to be converted into an annual rate, less 0.10% per annum. For example, on 31 January 2007 the published rate was 3.09%, giving 3.14% (ie $e^{3.09\%} - 1$) as an annual rate and the resulting assumption would have been 3.04% per annum. For the avoidance of doubt, this rate will also be used in determining the rate of escalation of the scheme-specific earnings cap, where applicable.
- *Increases to Pensionable Earnings:* in line with the (RPI) price inflation assumption plus 1.50% per annum for the Staff Scheme and 2.00% per annum for the Senior Scheme. (There is no separate assumed age-related scale of career-progression increases.)
- *Pension increases in line with RPI up to 5% per annum:* in line with the table below, depending on the RPI assumption.
- *Pension increases in line with RPI up to 3% per annum (ie post '88 GMPs):* in line with the table below, depending on the RPI assumption.
- *Future rate of escalation on the non Guaranteed Minimum Pension (GMP) element of deferred benefits (both final salary and cash balance):* in line with the table below.
- *Increases to cash balance accounts whilst in active service:* in line with the table below.

RPI assumption* % pa	RPI to 5% pension increase assumption % pa	RPI to 3% pension increase assumption % pa	In-deferment rate of non-GMP escalation % pa	In-service cash balance account increases % pa
0.00	0.00	0.00	0.00	1.50
2.50	2.50	2.50	2.50	4.00
2.70	2.70	2.60	2.70	4.20
3.00	3.00	2.75	3.00	4.50
3.50	3.50	2.90	3.50	5.00
4.00	3.80	3.00	4.00	4.30
4.50	4.20	3.00	4.50	5.70
5.00	4.50	3.00	5.00	6.00
5.50	4.80	3.00	5.00	6.30
6.00	5.00	3.00	5.00	6.50
7.00	5.00	3.00	5.00	6.50

* for intermediate RPI assumptions, the corresponding assumption should be interpolated to the nearest 0.01% per annum

Appendix B to letter dated 15 June 2007

Statistical assumptions

The statistical assumptions to be used in determining the Transfer Liabilities are detailed below:

- ***Post-retirement mortality rates:*** 125% for the Staff Scheme, and 80% for the Senior Scheme, of the standard tables PMA92 (for males) and PFA92 (for females) with the PA92 Medium Cohort projections applied up until the year 2026 for current active and deferred members, as well as for Overseas Transferring Members, and 2016 for current pensioners (with the resulting rates then used at each current and future year of age).
- ***Pre-retirement mortality rates:*** the standard tables AM92 Ultimate (for males) and AF92 Ultimate (for females).
- ***Dependants' pensions:*** the proportion of deaths at normal retirement age assumed to give rise to a spouse's pension will be 80% for Staff Scheme males and 70% for Staff Scheme females, and 90% in the Senior Scheme. The proportion will be reduced, allowing for the post-retirement mortality assumption, after normal retirement age.

  The spouse of male members will be assumed to three years younger than the member and three years older for female members.
- ***Pension-to-cash commutation at retirement:*** 95% of members will be assumed to commute pension so as to receive the maximum cash lump sum permitted, assuming that the commutation factors applying at the Demerger Effective Date remain in force at the date of retirement. For the purposes of this calculation, any AVC funds that may be taken as part of the cash lump sum will be ignored.
- ***Withdrawal from active service and early retirement:***

  The rates of withdrawal for the Staff Scheme and early retirement (assumed to be in normal health) from active service for both schemes are set out in the tables below. (The figures shown are the percentage of members at each age expected to leave the scheme voluntarily or retire in the following year.)

  No allowance for withdrawals from active service will be made for the Senior Scheme.

  In the case of active early retirements (including for Overseas Transferring Members retiring whilst still in employment), it will be assumed that the early retirement reduction factors in use at the Demerger Effective Date will also apply at the date of early retirement (including allowance for the transitional changes to the early retirement factors introduced with effect from 1 October 2003).

  For members retiring from deferred status, each element of the deferred pension will be valued assuming that it comes into payment at the earliest date on which it would be available on an unreduced basis. Cash balance funds will be assumed to be paid at the member's normal retirement age.

Appendix B to letter dated 15 June 2007

Age	Withdrawals from active service for Staff Scheme males % pa	Retirements from active service for Staff Scheme males % pa
20	17.00	-
30	12.50	-
40	7.50	-
50	2.50	1.0
55	-	6.0
60	-	25.0
62	-	25.0
65	-	100.0

Age	Withdrawals from active service for Staff Scheme females % pa	Retirements from active service for Staff Scheme females % pa
20	25.50	-
30	18.75	-
40	11.75	-
50	3.75	1.5
55	-	9.0
60	-	30.0
62	-	30.0
65	-	100.0

Age	Withdrawals from active service for Senior Scheme % pa	Retirements from active service for Senior Scheme % pa
50	-	1.0
55	-	6.0
56	-	7.0
57	-	8.0
58	-	9.0
59	-	10.0
60	-	100.0

As noted above, there is no withdrawal decrement (at any age) for Senior Scheme members.

SCHEDULE 4

AGREED FORM DEEDS OF PARTICIPATION

Herbert Smith

__________________ **2007**

PROVIDENT FINANCIAL plc

and

STEPHEN DAVID SHAW AND OTHERS

and

[INTERNATIONAL PARTICIPATING COMPANY]

DEED OF ADHERENCE

PROVIDENT FINANCIAL STAFF PENSION SCHEME

Herbert Smith LLP

THIS DEED OF ADHERENCE is made the day of 2007

BETWEEN

(1) **PROVIDENT FINANCIAL plc** whose registered office is Colonnade, Sunbridge Road, Bradford, West Yorkshire BD1 2LQ (Company Registration Number 668987) (the "**Principal Employer**");

AND

(2) **STEPHEN DAVID SHAW, BRIAN JOHN OAKES, ANNE ORAM, RICHARD STEPHEN HEELS, ROBERT JOHN GLEN, GARRY CHARLES HARPER** and **JOHN NICHOLAS DAHLGREEN** in each case care of Provident Financial plc, Colonnade, Sunbridge Road, Bradford, West Yorkshire BD1 2LQ (the "**Trustees**");

AND

(3) **[INTERNATIONAL PARTICIPATING COMPANY]** whose registered office is [ ] (Company Registration Number [ ]) (the "**Participating Employer**").

SUPPLEMENTAL to (inter alia):

(A) a Fifth Definitive Trust Deed and Rules dated 27 November 1996 (the "**Trust Deed and Rules**") by which the Provident Financial Staff Pension Scheme (the "**Scheme**") is constituted; and

(B) Deeds of Amendment dated 20 December 1999; 18 October 2001; 30 April 2003; 19 December 2005; 5 May 2006; 21 March 2007 and [ ] whereby certain amendments were made to the Trust Deed and Rules

WHEREAS:

(1) the Principal Employer is the present principal employer of the Scheme and the Trustees are the current trustees of the Scheme;

(2) by Clause 9 of the Trust Deed and Rules the Principal Employer with the consent of the Trustees may admit to participation in the Scheme as one of the Employers, any company which is neither an Associated Company of, nor is otherwise associated in business with, the Principal Employer, upon such terms as the Principal Employer may decide;

(3) the Principal Employer, with the consent of the Trustees, wishes to permit the Participating Employer to participate in the Scheme and the Participating Employer wishes to participate in the Scheme with effect from the date of this Deed;

(4) the Participating Employer is required under Clause 9(A)(ii) of the Trust Deed and Rules to execute a deed in favour of the Trustees and the Principal Employer in terms approved by the Principal Employer under which the Participating Employer covenants to observe and perform the provisions of the Trust Deed and Rules applicable to it as an Employer in relation to the Scheme. The Principal Employer confirms that this Deed satisfies the requirements of Clause 9(A)(ii);

NOW THIS DEED WITNESSES as follows:

1. The Principal Employer with the consent of the Trustees hereby admits the Participating Employer to participate in the Scheme with effect from the date of this Deed.

2. In accordance with Clause 9(A)(ii) of the Trust Deed and Rules the Participating Employer hereby covenants to the Principal Employer and the Trustees to observe and perform the provisions of the Trust Deed and Rules applicable to it as an Employer.

3. This Deed may be executed in any number of counterparts all of which taken together shall constitute the same deed and any parties may enter into this Deed by executing a counterpart.

IN WITNESS whereof this Deed has been executed on the first date above written

SIGNED AND DELIVERED as a deed by)
PROVIDENT FINANCIAL plc)
acting by these signatories)

Director

Director/Secretary

10/6359516_12

SIGNED AND DELIVERED as a deed by)
STEPHEN DAVID SHAW)
in the presence of:)

....
Signature of Witness

....
Name of Witness

....
....
....
....
....
Address of Witness

....
Occupation of Witness

SIGNED AND DELIVERED as a deed by)
BRIAN JOHN OAKES)
in the presence of:)

....
Signature of Witness

....
Name of Witness

....
....
....
....
....
Address of Witness

....
Occupation of Witness

SIGNED AND DELIVERED as a deed by)
ANNE ORAM)
in the presence of:)

....
Signature of Witness

....
Name of Witness

....
....
....
....
....
Address of Witness

....
Occupation of Witness

SIGNED AND DELIVERED as a deed by)
RICHARD STEPHEN HEELS)
in the presence of:)

....
Signature of Witness

....
Name of Witness

....
....
....
....
....
Address of Witness

....
Occupation of Witness

SIGNED AND DELIVERED as a deed by)
ROBERT JOHN GLEN)
in the presence of:)

....
Signature of Witness

....
Name of Witness

....
....
....
....
....
Address of Witness

....
Occupation of Witness

SIGNED AND DELIVERED as a deed by)
GARRY CHARLES HARPER)
in the presence of:)

....
Signature of Witness

....
Name of Witness

....
....
....
....
....
Address of Witness

....
Occupation of Witness

SIGNED AND DELIVERED as a deed by)
JOHN NICHOLAS DAHLGREEN)
in the presence of:)

....
Signature of Witness

....
Name of Witness

....
....
....
....
....
Address of Witness

....
Occupation of Witness

SIGNED AND DELIVERED as a deed by)
[INTERNATIONAL PARTICIPATING)
COMPANY])
acting by these signatories)

Director

Director/Secretary

Herbert Smith

____________________ 2007

PROVIDENT FINANCIAL plc

and

RICHARD STEPHEN HEELS AND OTHERS

and

[INTERNATIONAL PARTICIPATING COMPANY]

DEED OF ADHERENCE

PROVIDENT FINANCIAL SENIOR PENSION SCHEME

Herbert Smith LLP

THIS DEED OF ADHERENCE is made the day of 2007

BETWEEN

(1) **PROVIDENT FINANCIAL plc** whose registered office is Colonnade, Sunbridge Road, Bradford, West Yorkshire BD1 2LQ (Company Registration Number 668987) (the "**Principal Employer**");

AND

(2) **RICHARD STEPHEN HEELS, ROBERT JOHN GLEN** and **JOHN NICHOLAS DAHLGREEN** in each case care of Provident Financial plc, Colonnade, Sunbridge Road, Bradford, West Yorkshire BD1 2LQ (the "**Trustees**");

AND

(3) **[INTERNATIONAL PARTICIPATING COMPANY]** whose registered office is [ ](Company Registration Number [ ]) (the "**Participating Employer**").

SUPPLEMENTAL to (inter alia):

(A) a Fifth Definitive Trust Deed and Rules dated 27 November 1996 (the "**Trust Deed and Rules**") by which the Provident Financial Staff Pension Scheme (the "**Scheme**") is constituted; and

(B) Deeds of Amendment dated 20 December 1999; 18 October 2001; 30 April 2003; 19 December 2005; 5 April 2006; 3 May 2006 and [ ] whereby certain amendments were made to the Trust Deed and Rules

WHEREAS:

(1) the Principal Employer is the present principal employer of the Scheme and the Trustees are the current trustees of the Scheme;

(2) by Clause 9 of the Trust Deed and Rules the Principal Employer with the consent of the Trustees may admit to participation in the Scheme as one of the Employers, any company which is neither an Associated Company of, nor is otherwise associated in business with, the Principal Employer, upon such terms as the Principal Employer may decide;

(3) the Principal Employer, with the consent of the Trustees, wishes to permit the Participating Employer to participate in the Scheme and the Participating Employer wishes to participate in the Scheme with effect from the date of this Deed;

(4) the Participating Employer is required under Clause 9(A)(ii) of the Trust Deed and Rules to execute a deed in favour of the Trustees and the Principal Employer in terms approved by the Principal Employer under which the Participating Employer covenants to observe and perform the provisions of the Trust Deed and Rules applicable to it as an Employer in relation to the Scheme. The Principal Employer confirms that this Deed satisfies the requirements of Clause 9(A)(ii);

NOW THIS DEED WITNESSES as follows:

1. The Principal Employer with the consent of the Trustees hereby admits the Participating Employer to participate in the Scheme with effect from the date of this Deed.

2. In accordance with Clause 9(A)(ii) of the Trust Deed and Rules the Participating Employer hereby covenants to the Principal Employer and the Trustees to observe and perform the provisions of the Trust Deed and Rules applicable to it as an Employer.

3. This Deed may be executed in any number of counterparts all of which taken together shall constitute the same deed and any parties may enter into this Deed by executing a counterpart.

IN WITNESS whereof this Deed has been executed on the first date above written

SIGNED AND DELIVERED as a deed by)
PROVIDENT FINANCIAL plc)
acting by these signatories)

Director

Director/Secretary

SIGNED AND DELIVERED as a deed by)
RICHARD STEPHEN HEELS)
in the presence of:)

....
Signature of Witness

....
Name of Witness

....
....
....
....
....
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SIGNED AND DELIVERED as a deed by)
ROBERT JOHN GLEN)
in the presence of:)

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SIGNED AND DELIVERED as a deed by)
JOHN NICHOLAS DAHLGREEN)
in the presence of:)

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SIGNED AND DELIVERED as a deed by)
[INTERNATIONAL PARTICIPATING])
COMPANY)
acting by these signatories)

Director

Director/Secretary

SCHEDULE 5

INTERNATIONAL SCHEME – BALANCE OF POWERS

[illegible]	[illegible]	[illegible]
Investment	Trustees (Clause 6) Nb. Trustees also have sole power of investment under overriding legislation (s.34 Pensions Act 1995).	No changes.
Appointment and Removal of Trustees	The Principal Employer appoints trustees by deed and may remove them by deed or by notice. (Clause 3(B)) A trustee may also retire from office. (Clause 3 (C)) Nb. The Principal Employer's powers to appoint trustees are subject to the overriding MNT legislation (s. 241 Pensions Act 2004).	No changes.
Appointment of Actuary/ Auditor	The Principal Employer appoints and removes the Actuary, with the consent of the Trustees. (Clause 11(A)) The Trustees will appoint an auditor when required	The International Scheme will reflect the overriding statutory requirements with respect to the appointment of both Scheme Actuary and Auditor.

	to do so by the Principal Employer. The Auditor will be a person approved by the Principal Employer and the appointment will be on such terms as agreed between the Principal Employer and the Auditor. The Trustees may, with the consent of the Principal Employer (and if requested by the Principal Employer shall), remove the Auditor. (Clause 11(C)) Nb. Section 47 Pensions Act 1995 requires that the appointment of the Scheme Actuary and Scheme Auditor are trustee powers. In practice, therefore, the Scheme Actuary and Auditor will be appointed by the Trustees on such terms as are agreed between the Trustees and Actuary / Auditor.	
Employer Contributions	The contributions payable by each Employer shall be determined by the Principal Employer having obtained advice from the Actuary. (Rule B1(A)) Under the scheme specific funding regime the rate of employer contributions will be agreed between the Trustees and the Principal Employer, having	The current Employer power will be retained, notwithstanding the overriding provisions of the Pensions Act 2004.

[illegible]	[illegible]	[illegible]
	regard to the advice of the Actuary. (s. 229(1) Pensions Act 2004)	
Admission of Participating Employers	Participating Employers are admitted to participation by the Principal Employer with the consent of the Trustees, upon such terms and conditions as the Principal Employer decides. (Clause 9 (A))	Participating Employers will be admitted to participation by the Principal Employer on such terms and conditions as the Principal Employer decides.
Power of Amendment	The Trustees may make amendments by deed, with the consent of the Principal Employer, and subject to the restrictions contained in the Deed. These include a restriction on amendments which operate so as to prejudice members' accrued rights or interests. (Clause 23)	No changes.
Surplus on winding up	After applying the winding up priorities, any surplus which remains after the Trustees have augmented benefits is repaid to the Employers in such proportions as the Principal Employer directs. (Clause 24(F)) Section 76 Pensions Act 1995 will apply.	No changes.

[illegible]	[illegible]	[illegible]
Transfers-out	The Trustees may transfer-out benefits on a partial winding up, however they may not transfer more than the cash equivalent unless the Scheme would be fully funded to buy out level after the transfer. (Clause 9(B))	The Trustees will not be restricted to only transferring out a cash equivalent transfer amount in the context of a partial winding up.
	In circumstances other than partial winding up, the Trustees may not transfer a greater amount then the cash equivalent unless agreed with the Principal Employer, having obtained the advice of the Actuary.	No changes.
	The Trustees, with the Principal Employer's consent may also agree to transfer out benefits where no such right would otherwise exist. (Rule C2(F))	No changes.
Transfers-in	The Trustees may, with the Principal Employer's consent, accept a transfer of assets from another scheme, insurance policy, annuity contract, or other agreement.	No changes.
	The benefits provided are such as the Trustees decide, after obtaining advice from the Actuary, and with the consent of the Principal Employer.	No changes.

	On the occurrence of a bulk transfer-in the Trustees will grant such benefits as they have agreed to grant under the terms of the appropriate Transfer Agreement. (Rule B3)	No changes.
Expenses	Expenses are paid from the trust assets, unless the Principal Employer elects to bear any expenses itself, in which case it will be reimbursed by each of the Employers in such proportions as the Principal Employer decides. (Clause 17)	No changes.
Augmentation/ Discretionary Benefits	<u>Augmentation of Benefits</u> The Trustees shall augment benefits or provide additional benefits at the request of, or with the consent of, the Principal Employer. Where the Principal Employer requests the Trustees to augment benefits the Trustees must have obtained confirmation from the Actuary that no additional contributions are necessary, or alternatively, the Principal Employer must have agreed to pay such additional contributions as the Trustees consider necessary.	No changes.

	<u>Different Benefits</u> The Trustees may provide different benefits with the consent of the Principal Employer and the person affected. (Clause 21)	No changes.
Key Winding-up Triggers	1. The Principal Employer giving notice in writing to the Trustees that the Scheme is to be wound up; 2. the Principal Employer giving notice to the Trustees terminating its liability to contribute to the Scheme; 3. the Principal Employer failing to remedy any substantial breach of its obligations under the Deed within 60 days (or such longer period as the Trustees may permit) from receipt of written notice from the Trustees requiring the breach to be remedied; 4. an order or resolution being made under the Insolvency Act 1986 for the winding up of the Principal Employer and no new principal employer being substituted; and	No changes.

[illegible]	[illegible]	[illegible]
	5. when a date one year before the end of the Perpetuity Period is reached. n.b. On the occurrence of a termination event the Trustees may irrevocably waive the right to terminate the Scheme or may postpone the termination the Scheme. (Clause 24)	
Priorities on wind-up	The statutory winding-up priority order under the Pensions Act 2004 takes precedence over the winding-up orders of priority in each Scheme.	No changes.
Lump Sum Commutation on Retirement	The amount by which a Member's final salary pension will be reduced to take account of commutation will be determined by the Trustees on such basis as is advised by the Actuary. (Rule E1(E)) Where the maximum lump sum which the Member is able to commute under the Rules is less than the maximum permissible as a "pension commencement lump sum" the Trustees and Principal Employer may agree to allow him to commute up to the maximum amount permissible. (Interim Amending Deed, 5 May 2006)	No changes. No changes.

	The Principal Employer may allow a Cash Balance Member to take more than 25% of his retirement capital as his pension commencement lump sum. (Interim Deed of Amendment, 19 December 2006)	No changes.
Power to cease accrual	The Principal Employer may notify the Trustees in writing that a Member shall cease to be an active Member. The Principal Employer and Trustees may also agree that a Member shall cease to be an active Member. (Rule A3)	This power will be rephrased as an Employer power to cease accrual without triggering a winding up of the Scheme.
Power to relax Pre 2006 Inland Revenue Limits	The Principal Employer and the Trustees may agree to relax or disapply any of the Pre 2006 Inland Revenue Limits either generally or on a case by case basis. (Interim Amending Deed, 5 May 2006)	No changes.
Incapacity Pensions	The Principal Employer alone may require a member to retire on Incapacity. Whether a member is suffering from Incapacity is a question of fact. (Rule D2(D))	This Rule may be rephrased for clarity and may also be amended to incorporate requirements of the Finance Act 2004, however no substantive changes will be made.
Consent to Early Retirement for Active Members	Staff Scheme	No change.

	A member may receive an early retirement pension from age 50 with the consent of the Trustees (excluding cases of Incapacity). An NRD 64 member may, with the consent of the Principal Employer, receive an early retirement pension from age 60 without the consent of the Trustees. (Rule D2(B)) <u>Senior Scheme</u> Principal Employer and Trustee consent is required to the payment of all early retirement pensions (other than Incapacity). (Rule D2(B)(C))	No change.
Early retirement reduction factors for active members	The pension payable on early retirement will be reduced by such amount as the Trustees, with the consent of the Principal Employer, shall decide. Such reduction shall not exceed the amount which the Actuary considers to be reasonable. The Trustees, with the consent of the Principal Employer, may increase the pension by eliminating or reducing the reduction.	No change.

	(Rule D2(C))	
Consent to early retirement for deferred members	<u>Staff Scheme</u> A deferred member may receive his deferred pension early with the consent of the Trustees. An NRD 64 member may receive his deferred pension from age 60 without the consent of the Trustees. (Rule C3(B)) <u>Senior Scheme</u> A deferred member may receive his deferred pension early with the consent of the Trustees. (Rule C3(B))	No change. No change.
Early retirement reduction factor for deferred members	The pension will be reduced by such amount as the Trustees decide. Such reduction shall not exceed the amount with the Actuary advises is reasonable. The Trustees, with the consent of the Principal Employer, may increase the early retirement pension by eliminating or reducing the reduction. (Rule C3(C))	No changes.
Deferred member Incapacity pensions	The Trustees may agree to pay an early retirement pension to a deferred member if they are satisfied	No change.

	that the member is suffering from Incapacity. (Rule C3(A)(B))	

SCHEDULE 6

OVERSEAS TRANSFERRING MEMBERS

The individuals listed below are all members of the Staff Scheme

	Name		DOB	Date membership suspended	Benefit Structure
1	Bernard	CI	23.01.1967	01.11.2006	Cash Balance
2	Blackmore	SH	01.09.1961	31.10.2006	Cash Balance
3	Brear	CI	11.02.1961	10.09.2006	Cash Balance
4	Dalgleish	NJ	07.05.1970	11.09.2006	Cash Balance
5	Dixon	PJ	20.08.1951	31.03.2006	Final Salary
6	Ford	SR	14.09.1955	Joined Company 01.01.2007	No pension arrangement – Life assurance only
7	Green	GP	18.05.1953	31.03.2006	Cash Balance
8	Harris	DJ	14.03.1963	14.09.2006	Cash Balance
9	Henderson	C	13.10.1965	31.03.2006	Cash Balance
10	Inglis	W	06.11.1959	28.08.2006	Final Salary
11	Johnsen	R	15.05.1959	26.03.2007	Final Salary
12	Lawrenson	EJ	10.04.1953	31.03.2006	FS but may switch to salary supplement
13	Lewis	AK	13.03.1973	27.08.2006	Cash Balance

14	Lynch	FJ	11.12.1951	31.03.2006	Final Salary
15	Parkinson	D	24.03.1965	31.03.2006	Cash Balance
16	Rice	SJ	20.06.1955	31.03.2006	Final Salary
17	Rothwell	JE	14.06.1956	31.03.2006	Final Salary
18	Swaine	SJ	09.04.1963	18.04.2006	Cash Balance
19	Tams	C	07.08.1965	31.03.2006	Cash Balance
20	Wheeler	CI	03.02.1962	31.03.2006	Cash Balance
21	Whelan	J	14.06.1968	31.03.2006	Cash Balance

Schedule 4

Employee share schemes proposal

A. **Share schemes**

The parties agree that, as a consequence of the Demerger, participants in the Provident Share Schemes who are employed by the IPF Group as at the date of the Demerger (including those who transfer to the IPF Group by operation of law as a result of the Demerger) shall, with effect from and conditional upon the Demerger taking place, be entitled to exercise the rights granted under the Provident Share Schemes in accordance with the rules of each relevant Provident Share Scheme. Provident Financial plc will issue or procure the transfer of its shares to satisfy these options and awards. The exercise rights under each Provident Share Scheme can be summarised as set out below.

(i) Employees in the IPF Group

1. Provident Financial Performance Share Plan - Under the Provident Financial Performance Share Plan the basic award will vest and also the matching award, subject to the performance target being satisfied at the date of cessation of employment with the current Provident Group, on a time pro rated basis. It is not expected that the performance target will be satisfied and the matching awards would therefore lapse.

2. The Provident Financial plc Employee Savings Related Share Option Scheme 1993 and the Provident Financial plc Employee Savings Related Share Option Scheme 2003 – optionholders have six months following the Demerger in which to exercise their options (to the extent of their accumulated savings plus interest).

3. The Provident Financial plc Senior Executive Share Option Scheme 1995 and the Provident Financial plc Unapproved Senior Executive Share Option Scheme 1996 - optionholders are able to exercise their options in whole or in part during the six month period (subject to any possible extension by Provident's Remuneration Committee) after the date of their cessation of employment within the current Provident Group.

4. The Provident Financial plc International Employee Savings Related Share Option Scheme (2000) – optionholders have three months to exercise their option (to the extent of their accumulated savings plus interest) from the date of the Demerger.

5. The Provident Financial Executive Share Option Scheme 2006 ("ESOS 2006") and the Provident Financial Long Term Incentive Scheme 2006 ("LTIS 2006") - options under the ESOS 2006 will lapse on the cessation of their employment within the current Provident Group, and will be cancelled by the sole participant in the LTIS 2006, in each case in return for new equivalent awards/options over the shares in IPF which will be granted by the IPF Remuneration Committee shortly after the Demerger becomes effective based on the value of a Provident Financial Share as at 30th June, 2007 and

the value of an IPF Share on the first business day after the Demerger becomes effective.

(ii) Employees remaining with the Provident Group

Where participants are remaining with the Provident Group, then the dividend effecting the Demerger will not itself directly affect their rights granted under the Provident Share Schemes. However, participants in the Senior Executive Share Option Schemes whose options are not currently exercisable only will be offered the opportunity to receive a cash payment in return for the cancellation of their options.

The share capital of Provident is to be consolidated after the Demerger so that the value of the options and awards is materially preserved.

B. QUEST

Subject to the rules of the QUEST and at the sole discretion of the trustee, Provident Shares held in the QUEST will be consolidated in the same way as other shares held by other Provident shareholders. They could then be used to satisfy any options which become exercisable under the Savings Related Share Option Schemes. Any remaining Provident Shares would continue to be held in the QUEST to satisfy future option exercises.

C. Tax

In the event that an IPF Group employee exercises a share option or performance share award in the circumstances described in paragraph A(i) above or any other event occurs which gives rise to a reportable event under Section 421K of the Income Tax (Earnings and Pensions) Act 2003 ("**ITEPA**") in relation to any employment related securities by a IPF Group employee under the Provident Share Schemes after the date of the Demerger (each a "**Notifiable Event**"):

(a) Provident shall within seven days of receipt of the relevant exercise notice or of becoming aware of such Notifiable Event, notify IPF of:

(i) the nature of the Notifiable Event;

(ii) the identity of the IPF Group employee;

(iii) the amount which counts as employment income under section 478 ITEPA (or otherwise under Part 7 of ITEPA); and

(iv) where applicable, the date of grant of the relevant option or award,

(b) IPF shall within seven days of such notification notify Provident of the rate at which it is required to withhold income tax and employee national insurance contributions

(c) Subject to receiving the notification at (b) above, Provident shall withhold the amount necessary by way of a sale of shares received on exercise of the option or vesting of the award to meet the income tax and employee national insurance contributions in order that IPF can account for income tax and employee National Insurance Contributions payable under the PAYE system, as required under ITEPA

(d) Provident shall provide IPF (or the employing company of the relevant IPF Group employee where different) with all information that the company is required to notify to HM Revenue & Customs under section 421K ITEPA in respect of the Notifiable Event, such information to be provided by the earlier of:

(i) 20 Business Days after the request for such information from IPF or the relevant employing company; or

(ii) 6 May immediately following the end of the tax year in which the Notifiable Event occurs; and

(e) to the extent that any member of the Provident Group accounts for secondary class 1 National Insurance Contributions in the circumstances described in paragraph C(a) (the "**Employer's NICs**"), the relevant member of the Provident Group shall notify IPF in writing of this fact and the amount of Employer's NICs paid and IPF shall, within 60 days of receiving such written notification, pay to the relevant member of the Provident Group an amount equal to the Employer's NICs.

Schedule 5

Mutual Indemnities

1. Provident Business Liabilities

For the purposes of this Schedule 5 the following are **"Provident Business Liabilities"**:

(A) Liabilities relating to the Provident Business

Any and all of the obligations, claims, liabilities and expenses incurred by Provident or any Provident Group Company, IPF or any IPF Group Company arising out of or associated with the Provident Business which are not IPF Business Liabilities.

(B) Liabilities under previous agreements

Without prejudice to paragraph 1(i) above, any obligation, claim, liability or expense arising under any agreement for the acquisition, sale or other disposal of any business or asset where such agreement was entered into prior to Completion and such business or asset related to the Provident Business and/or such obligation, claim, liability or expense has been assumed prior to the date hereof by a Provident Group Company.

2. IPF Business Liabilities

For the purposes of this Schedule 5 the following are **"IPF Business Liabilities"**:

(A) Liabilities relating to the IPF Business

Any and all of the obligations, claims, liabilities and expenses of or incurred by IPF or any IPF Group Company, Provident or any Provident Group Company arising out of or associated with the IPF Business whether or not in the ordinary course of business, in each case whether matured or unmatured, liquidated or unliquidated, fixed, known or unknown, and whether arising out of circumstances existing prior to, on or subject to Completion and regardless of where or against whom such obligations, liabilities and expenses are asserted or determined or whether asserted or determined prior to, on or subsequent to Completion but excluding any obligation, claim, liability or expense which has been met, settled or paid on or before Completion.

(B) Liabilities under previous agreements

Without prejudice to paragraph 2(i) above, any obligation, claim, liability or expense arising under any agreement for the acquisition, sale or other disposal of any business or asset where such agreement was entered into prior to Completion and such business or asset related to the IPF Business and/or such

obligation, claim, liability or expense has been assumed prior to the date hereof by a IPF Group Company.

3. Provident hereby covenants and undertakes to indemnify and keep indemnified IPF (for itself and as trustee for each IPF Group Company) from and against any obligations, liabilities, losses, demands, claims, costs, damages and expenses whatsoever, suffered or arising, directly or indirectly, from or in consequence of any of the Provident Business Liabilities.

4. IPF hereby covenants and undertakes to indemnify and keep indemnified Provident (for itself and as trustee for each Provident Group Company) from and against any obligations, liabilities, losses, demands, claims, costs, damages and expenses whatsoever, suffered or arising, directly or indirectly, from or in consequence of any of the IPF Business Liabilities.

Schedule 6

Provisions relating to claims under the Provident Indemnities and the Mutual Indemnities

It is agreed between the parties that if any party (and any of its subsidiary undertakings and their respective officers and employees) to this Agreement (an "**Indemnified Party**") shall give notice to another such party (the "**Indemnifying Party**") of any claim against the Indemnifying Party under the Provident Indemnities or the Mutual Indemnities or any Indemnified Party becomes aware of any claim against it or any other fact or circumstance which, if substantiated, will or might give rise to a claim against the Indemnifying Party under the Provident Indemnities or the Mutual Indemnities then the following provisions of this Schedule 6 shall apply:

1. The Indemnified Party shall as soon as reasonably practicable give notice and available details thereof to the Indemnifying Party and shall consult with the Indemnifying Party with respect thereto. If any Indemnified Party fails to give notice promptly as required, any claim by the Indemnified Party hereunder shall be reduced to the extent that such failure can be shown to have increased the liability of the Indemnifying Party to the Indemnified Party or to any other person.

2. Any notice given by an Indemnified Party pursuant to paragraph 1 shall be in writing and shall specify in reasonable detail:

   (a) the basis upon which it is considered there is an entitlement to indemnification;

   (b) the members of the Indemnified Party's Group considered to have suffered or incurred losses;

   (c) the identity of any third parties involved; and

   (d) insofar as it is reasonably practicable to determine the same (but without prejudice to the final determination of the amount to be indemnified in respect thereof), an estimate of the monetary amount of the losses which the Indemnified Party reasonably expects to be suffered or incurred by such Indemnified Party or any member of its Group and in respect of which it is considered such Indemnified Party is or will be entitled to indemnification.

3. Provident and IPF shall endeavour to agree within 60 days of receipt of a notice pursuant to paragraph 1:

   (a) the basis upon which there is or may be an entitlement to indemnification; and

   (b) to the extent practicable the quantification or the basis of quantification of the indemnification in respect of losses identified in the notice referred to in paragraphs 1 and 2;

and if they cannot so agree any entitlement to indemnification shall be determined pursuant to clause 21 (Dispute resolution).

4. Notwithstanding the provisions of this Schedule 6, the Indemnified Party shall provide and shall procure that each of its subsidiary undertakings shall provide to the Indemnifying Party and its professional advisers and agents reasonable access to premises and personnel and to any relevant documents and records within its possession or control (with the right to copy the same at the Indemnifying Party's own expense) save for any documents or records which are the subject of legal or professional privilege for the purpose of investigating such claim or potential claim or enabling the Indemnifying Party to remedy or avert such breach or matter or to avoid, dispute, resist, appeal, compromise, defend, mitigate or determine the amount of any such claim subject to the Indemnifying Party procuring that it and its professional advisers and agents keep such information confidential (save for the purposes of, and to the extent necessary for, defending or contesting the matter which is the subject of the relevant indemnity claim).

5. The Indemnified Party shall and shall procure that each of its subsidiary undertakings shall take such action as the Indemnifying Party may reasonably request to allow the Indemnifying Party the opportunity to remedy or avert such breach or matter or to avoid, dispute, resist, appeal, compromise, defend or mitigate any claim which would or might give rise to a claim against the Indemnifying Party under the relevant Mutual Indemnities or any matter which would or might give rise to such a claim or matter and shall, in connection with any proceedings related to any such claim or matter, use professional advisers nominated by the Indemnifying Party in relation thereto or, if the Indemnifying Party so requests, allow the Indemnifying Party the exclusive conduct thereof, in each case on the basis that the Indemnified Party shall be fully indemnified by the Indemnifying Party for all liabilities, obligations and Costs reasonably incurred as a result of any such request by the Indemnifying Party and on the basis that the Indemnifying Party shall keep the Indemnified Party reasonably informed on matters relating to the proceedings.

6. The Indemnified Party shall not and shall procure that none of its subsidiary undertakings shall make an admission of liability, agreement, compromise or settle any claim or matter which would or might give rise to a claim against the Indemnifying Party under Provident Indemnities or the Mutual Indemnities (as the case may be) without the prior written consent of the Indemnifying Party.

7. Provident and IPF may enter into agreements or other arrangements providing for the set-off of payments due to be made by way of indemnification by both Provident and IPF. The obligations of either party in respect of any particular losses indemnified under the Provident Indemnities or the Mutual Indemnities (as the case may be) shall be deemed to have been fully discharged where the amount agreed by the parties to be payable in respect of such loss is paid or taken into account in arriving at any net amount payable by or on behalf of one to the other. For the purpose of this paragraph 7, the amount payable in respect of a loss under the Provident Indemnities or the Mutual Indemnities (as the case may be) shall be taken to be agreed if it has been determined in accordance with the provisions of clause 21 (Dispute resolution).

9. Without prejudice to the provisions of any applicable insurance policies, Provident and IPF shall each take all reasonable steps to mitigate any losses of any of the members of their respective Group which might give rise to a claim to be entitled to indemnification under the Provident Indemnities or the Mutual Indemnities (as the case may be).

10. Without prejudice to any recourse which either party may have against any member of the other's Group (including without limitation any entitlement it may have to be indemnified under the Provident Indemnities or the Mutual Indemnities (as the case may be)), each of the parties hereby waives any claim (arising before Completion) which it may have against any employee or former employee who is or was employed by any company in the other's Group or who is or was employed by a body corporate which is not a member of the other's Group but who is or was employed in the conduct of one of the Provident Group Businesses or one of the IPF Group Businesses (as applicable) arising out of their employment save insofar as such claim relates to allegations of fraud on the part of such employee or former employee and save in the context of a claim by or on behalf of that employee against that party (or a member of that party's Group) or the trustees or managers of a retirement benefits scheme of that party (or of a member of that party's Group).

11. Limitations on liability

(a) Tax

(A) Any amount which is to be paid to an Indemnified Party pursuant to the Provident Indemnities or the Mutual Indemnities under this Schedule shall be calculated on an after tax basis.

(B) Without prejudice to the provisions of sub-paragraph (i) above, any losses of an Indemnified Party arising as a result of or in consequence of any Tax shall be dealt with under the Tax Covenant and not under this Schedule 6.

(ii) Monetary limits

(C) No liability shall arise under this Schedule in respect of any single matter or circumstance or series of connected matters or circumstances unless and until the aggregate of all claims for which the Indemnifying Party is liable under this Schedule exceed £100,000, or its equivalent in a foreign currency, but once the aggregate amount of all such claims has exceeded such sum, the Indemnifying Party shall be liable in respect of the full amount of such claims and not the amount by which such sum is exceeded. Any amounts for which a party is liable to the other party under this Schedule shall be recorded under the name of the claiming party on a list agreed between the parties. At the end of each six month period the aggregate amounts for which the respective parties are liable shall be set off against each other and an adjusting payment shall be made to the party who retains a positive balance of losses. Each party shall then begin the next six month period with a

zero balance of losses for the purposes of the above procedure. The date as at which the foreign currency equivalent shall be calculated is the date of notification of such claim pursuant to paragraph 1.

(iii) Insured claims

(D) This sub-sub-paragraph (i) applies notwithstanding any other provisions of this Agreement (but is subject to sub-paragraph (ii) below). It applies where any Indemnified Party or any member of such Indemnified Party's Group has insurance cover in respect of any losses it may suffer or incur. Where this is the case the Provident Indemnities or the Mutual Indemnities (as the case may be) shall apply only to the extent that the losses so suffered or incurred exceed, and shall not include, the amount which the relevant Indemnified Party or any member of such Indemnified Party's Group is entitled to recover from the relevant insurer or insurers. However, notwithstanding the foregoing provisions of this paragraph 11(c), any losses recovered or recoverable from the relevant insurer or insurers shall count towards the calculation of the amounts referred to in sub-paragraph 11(b).

(E) Notwithstanding paragraph 12(c)(i), if the relevant Indemnified Party or any member of such Indemnified Party's Group has not actually received from the relevant insurer or insurers the full amount of its losses, or such part thereof as is within the limits of the relevant insurances, within 12 months of the Insurance Date, the Mutual Indemnities will extend to cover indemnification in respect of the losses in question or such part thereof as is within the limits of the relevant insurances. Such extension of the Mutual Indemnities is conditional on that Indemnified Party, at the option of the Indemnifying Party, either (a) diligently undertaking and pursuing proceedings against the relevant insurer or insurers at the direction (provided it is reasonably given) and expense of the Indemnifying Party and accounting to the Indemnifying Party for the net amount recovered, after deducting reasonable Costs of recovery, or (b) assigning or causing there to be assigned to the Indemnifying Party all the rights and claims against the relevant insurer or insurers of the Indemnified Party and the members of its Group.

In this sub-paragraph (ii), **"Insurance Date"** means the later of (i) the giving of a claims notice relating to the relevant losses and (ii) the final calculation of the amount of the relevant losses or part thereof and (iii) the date of payment to a third party by an Indemnified Party.

12. Recovery from Third Parties

(a) Without prejudice to the provisions of sub-paragraphs (b) and (c), but subject to sub-paragraphs (d) and (e) of this paragraph 12, where an Indemnified Party has, or in the reasonable opinion of the Indemnifying Party may have, any claim against any third party in relation to any matter in respect of which it is or may

be entitled to indemnification under the Provident Indemnities or the Mutual Indemnities (as the case may be), such Indemnified Party agrees, at the option of the Indemnifying Party, either:

(i) to assign to the Indemnifying Party the conduct of such claim; or

(ii) (A) to take all reasonable steps to enforce such claim against such third party; and

(B) reimburse to the Indemnifying Party the net amount, after deducting Costs of recovery, recovered from such third party in respect of such claim to the extent that such Indemnifying Party has paid an amount in relation to such indemnity to such Indemnified Party in respect of the matters the subject of such claim.

(ii) The Costs of the Indemnified Party incurred in enforcing any claim against any third party as is referred to in paragraph (a) shall form a part of the entitlement to be indemnified.

(iii) In any event, the Indemnifying Party shall be entitled at any stage and at its sole discretion to settle any such third party assessment or claim.

(iv) The provisions of this paragraph 12 shall only apply in respect of a claim or series of connected claims the aggregate amount claimed by the Indemnified Party in respect of which is greater than £100,000.

(e) Neither party shall be required under this paragraph 12 to take any steps in relation to any claim or possible claim against any third party if it reasonably considers that the taking of such steps would or would be reasonably likely to cause material damage to any business relationship it has with that third party or with any other person.

13. Effect of Waiver, Release, etc.

Any obligation or liability of an Indemnifying Party in respect of any claim of an Indemnified Party to be entitled to indemnification under this Agreement may in whole or in part be released, compounded or compromised, by time or indulgence given by an Indemnified Party in its absolute discretion without in any way prejudicing or affecting its rights under this Agreement in relation to any other claim or matter or any other rights it may have.

14. No Liability if loss is otherwise compensated for

(a) The Indemnified Party and those deriving title from the Indemnified Party on or after Completion shall not be entitled to recover damages or otherwise obtain reimbursement or restitution more than once between them in respect of any

individual claim under the Provident Indemnities or the Mutual Indemnities (as the case may be).

(b) The Indemnifying Party shall not be liable for any claim under the Provident Indemnities or the Mutual Indemnities (as the case may be) to the extent that the subject of the claim has been or is made good or is otherwise compensated for without cost to the Indemnified Party.

15. Acts of the Indemnified Party

(a) No claim shall lie against the Indemnifying Party under the Provident Indemnities or the Mutual Indemnities (as the case may be) to the extent that such claim is wholly or partly attributable to:

(i) any voluntary act, omission, transaction or arrangement carried out by the Indemnified Party or on its behalf or by persons deriving title from the Indemnified Party on or after Completion; or

(ii) any admission of liability made after the date hereof by the Indemnified Party or on its behalf or by persons deriving title from the Indemnified party on or after Completion.

(b) The Indemnifying Party shall not be liable for any claims under the Provident Indemnities or the Mutual Indemnities (as the case may be) which would not have arisen but for any reorganisation or change in ownership of the Indemnified Party's Group after Completion or any changes in the accounting basis on which any of the companies in the Indemnified Party's Group values its assets or any other change in accounting policy or practice of any member of the Indemnified Party's Group after Completion.

16. Allowance, Provision or Reserve in the Accounts

No matter shall be the subject of a claim under the Provident Indemnities or the Mutual Indemnities (as the case may be) by Provident or IPF (as the case may be) to the extent that allowance, provision or reserve in respect of such matter shall have been made in the accounts of a company within the Group of the claiming party as at the date of this Agreement or has been included in calculating creditors or deducted in calculating debtors in the accounts of a company within the Group of the claiming party and (in the case of creditors or debtors) is identified in the records of the relevant Group or shall have been otherwise taken account of or reflected in the financial information contained in the Prospectus of the claiming party.

17. Future Legislation

Save in the case of any legislation having retrospective effect to a date prior to the date of this Agreement, no liability shall arise in respect of any claim under the Provident Indemnities or the Mutual Indemnities (as the case may be) if and to the extent that

liability occurs or is increased wholly or partly as a result of any legislation not in force at the date of this Agreement.

18. Loss of Goodwill or Business

No claim shall lie against the Indemnified Party under the Provident Indemnities or the Mutual Indemnities (as the case may be) to the extent that the subject of the claim relates to the fact that the relevant Group has lost goodwill or possible business.

19. Fraud

No liability shall attach to the Indemnifying Party in respect of claims under the Provident Indemnities or the Mutual Indemnities (as the case may be) in the case of any fraud or dishonesty on the part of the Indemnified Party.

Schedule 7

Dispute Resolution

Part A: Reference to an Independent Accountant

1. The Chief Executive Officer of each of Provident and IPF shall refer the matter in dispute to Independent Accountants (acting as experts and not as arbitrators). "**Independent Accountants**", for those purposes, means an independent firm of chartered accountants appointed by Provident and IPF jointly or, in default of agreement as to such appointment within five Business Days of one of them notifying the other of its wish to appoint an independent firm, appointed by the President for the time being of the Institute of Chartered Accountants in England and Wales on the application of either of them.

2. The Independent Accountants shall be instructed to make and communicate their decision to Provident and IPF within 15 Business Days of appointment and it shall be final and binding on the parties to this Agreement (in the absence of manifest error).

3. Provident and IPF shall each give the Independent Accountants full access to those books of account, documents, files and papers which the Independent Accountants shall request and may reasonably require to review and determine the matter in dispute and each of Provident and IPF shall procure that their employees shall be instructed to give promptly all the information and explanations as the Independent Accountants may reasonably require for the same purposes.

4. The fees of the Independent Accountants shall be shared equally by Provident and IPF unless the Independent Accountants shall determine otherwise.

Part B: Mediation

1. If a dispute or difference arises out of this Agreement, which is to be referred for mediation pursuant to clause 21(c), the following provisions will apply. The mediation will be carried out in accordance with the Centre for Effective Dispute Resolution (CEDR) Model Mediation Procedure (the "**Model Procedure**"). To initiate a mediation, either party shall give notice in writing ("**ADR Notice**") to the other party in accordance with the provisions of clause 23 (Notices), requesting mediation in accordance with the provisions of the Model Procedure. A copy of the ADR Notice should also be sent to CEDR.

2. If the dispute or difference is not resolved within 42 days (or such longer period as the parties may agree) of the giving of the ADR Notice, or if one of the parties refuses to participate in mediation, the dispute shall be referred to arbitration in accordance with the provisions set out in clause 28 (Arbitration).

Schedule 8

Software Licence


SLAUGHTER AND MAY
25/06/07
Slaughter and May
ONE BUNHILL ROW EC1Y 8YY

Dated 21 December 2006

PROVIDENT FINANCIAL MANAGEMENT SERVICES LIMITED

and

PROVIDENT INTERNATIONAL LIMITED

SOFTWARE LICENCE

Slaughter and May
One Bunhill Row
London EC1Y 8YY

(Ref. RAXS/RJYS)

TP062290075

CONTENTS

This Agreement is made the 21st day of December 2006

BETWEEN

PROVIDENT FINANCIAL MANAGEMENT SERVICES LIMITED, of Colonnade, Sunbridge Road, Bradford BD1 2LQ (registered in England No. 00328933) (the "Licensor"); and

PROVIDENT INTERNATIONAL LIMITED of Colonnade, Sunbridge Road, Bradford BD1 2LQ (registered in England No. 00753518) (the "Licensee").

WHEREAS:

(A) The Licensor has developed the Software described below.

(B) The Parties have entered into a Licence (as described below) permitting the Licensee to use and develop the Software.

(C) The Licensor wishes to carry on using and developing the Software and the Licensee wishes to amend the terms of the Licence.

(D) The Parties have agreed to extend the term of the Licence so as to make it perpetual and to amend the terms of the Licence to those set out in this Agreement.

(E) The Parties have further agreed that the licence fees due under the Licence (in its form prior to its amendment by this Agreement) shall be paid (subject to a discount to reflect the time value of money) on the date of this Agreement, in accordance with the provisions of this Agreement.

(F) The Software (excluding the Operational Software which is provided independently) is provided to the Licensee as part of the AllChange Snapshot as described below.

NOW IT IS HEREBY AGREED as follows:-

1. DEFINITIONS

1.1 In this Agreement and the Schedules, the following words and expressions shall have the following meanings:

"Agreement"	means this amendment agreement which amends the Licence and sets out the amended terms of the Licence;
"AllChange Database"	means the Licensor's database repository containing the Software Objects (but excluding the Operational Software);
"AllChange Snapshot"	means a copy of the AllChange Database containing the most current versions, at the Snapshot Date, of all Software Objects which relate

to the Included Systems;

"Business Day"	means a day (other than a Saturday or a Sunday) on which banks are open for business in London (other than solely for trading and settlement in euro);
"CMG Licence"	means the contract for the provision of a new field system entered into by the Licensor and CMG UK Limited on 1 October 2000;
"Effective Date"	means 18 December 2006;
"Excluded System"	means a Licensor System which is not an Included System including without limitation "BIS", "RAPID", and "IPS";
"Licence"	means the software licence agreement entered into by the Parties on 31 December 2002 which licence is amended by this Agreement;
"Group"	means, in relation to each Party, its subsidiaries, its holding company and any subsidiary of such holding company (as those terms are defined in section 736 of the Companies Act 1985) from time to time;
"Improvements"	means any development, amendment, adaptation, modification or improvement conceived or developed by or on behalf of either Party relating (in part or whole) to the Software, any updates or new versions thereof;
"Included System"	has the meaning given in paragraph 2 of Schedule 1;
"Intellectual Property Rights"	means patents, trade marks, signs and service marks, rights in designs, trade or business names or signs, (whether registrable or otherwise), applications for any of the foregoing, copyrights (including in computer software), database rights and topography rights (whether or not any of these is registered and including applications for registration of any such thing) and all rights or forms of protection of a similar nature or having equivalent or similar effect to any of these which may subsist anywhere in the world;
"IT Systems"	means information technology systems including, without limitation, hardware, software, firmware and

networks;

"Licence Fee"	has the meaning given in Clause 3;
"Licensee Business"	means the home credit business owned, operated or carried on by Provident International Holdings Limited and its subsidiary undertakings (including the Licensee);
"Licensor Business"	means all businesses carried on prior to the Effective Date by any member of the Licensor's Group (or previous members of that Group) except for the Licensee Business;
"Licensor System"	means a bespoke software product or system contained within the AllChange Snapshot in which the Licensor owns the Intellectual Property Rights or in respect of which it has been granted Intellectual Property Rights under the CMG Licence;
"Mastek"	means Mastek (UK) Limited (company number 328933) whose registered office is at 1a High Street, Theale, Reading RG7 5AH;
"Operational Software"	means the software scripts, operational manuals and all other software and/or documentation in which the Licensor owns the Intellectual Property Rights but which do not reside within the AllChange Database and have been separately provided by the Licensor to the Licensee in order to enable the Licensee to set up and operate the Software in its own premises independently of the Licensor, including without limitation the software known as "George", "IFRS", "IAS", "RIM", "RAPID SQL Server Snapshot", "IHC's Sharepoint Content", "Graph and Excel Packs", "Focus database depersonalisation tool" and "Magic Modifications" but not including the software known as "Insight";
"Party"	means Licensor and Licensee and "Parties" shall be construed accordingly;
"Permitted Licensee"	has the meaning given in Clause 12.3;
"Permitted Sub-Licensee"	has the meaning given in Clause 12.4;
"Provident International Holdings Limited"	means Provident International Holdings Limited (registered number 01525242) whose registered office is at Colonnade, Sunbridge Road, Bradford,

West Yorkshire BD1 2LQ;

"Service Provider" means a third party support service provider who is not in competition with the Licensor or the Licensee;

"Snapshot Date" means a date to be agreed between the Parties pursuant to clause 2.4;

"Software" means all source code, object code, software fixes, specifications, design documents, operating procedures, process flow diagrams and data models for the computer software further described as the "Software" in Schedule 1;

"Software Object" means a file containing source code, object code, executable code, build scripts, installation scripts, specifications, design documents, operating procedures, data flow diagrams, data models, instruction manuals, user guides and/or any other information which relates specifically to a Licensor System and which resides in the AllChange Database;

"Third Party Software" means the software listed in Schedule 2 and software which should by its nature be reasonably understood to be software in which the Intellectual Property Rights belong to a third party including without limitation software which bears the proprietary copyright notice of a third party (excluding software licensed under the CMG Licence);

"Value Added Tax" means value added tax as provided for in the Value Added Tax Act 1994 or any regulations promulgated thereunder;

"Working Hours" means 9.00 a.m. to 5.00 p.m. on a Business Day.

1.2 In this Agreement, unless otherwise specified:

1.2.1 references to Clauses, Sub-Clauses, Paragraphs, Sub-Paragraphs and Schedules are to clauses, sub-clauses, paragraphs, sub-paragraphs of and schedules to this Agreement;

1.2.2 use of any gender includes the other genders;

1.2.3 a reference to any other document is a reference to that document as amended, revised, varied, novated, supplemental or replaced from time to time;

1.2.4 the Schedules are incorporated into and form part of this Agreement;

1.2.5 a reference to any statute, or statutory provision, shall be construed as a reference to the same as it may have been, or may from time to time be, amended, modified or re-enacted;

1.2.6 any reference to a "day" (including within the phrase "Business Day") shall mean a period of 24 hours running from midnight to midnight;

1.2.7 references to times of day are to London time;

1.2.8 the words "include" or "including" are to be construed as meaning without limitation;

1.2.9 any reference to "month" mean a calendar month; and

1.2.10 any reference to a "year" mean a calendar year.

2. LICENCE PROVISIONS

2.1 The Parties agree that:

2.1.1 with effect from 31 December 2002, the words "for a period of 6 years" in Clause 2.2 of the Licence (in its form prior to its amendment by this Agreement) shall be deleted and replaced with the words "in perpetuity"; and

2.1.2 with effect from the Effective Date, Clauses 1 to 14 of the Licence (in its form prior to its amendment by this Agreement but including the amendment in Clause 2.1.1) shall be deleted and replaced with the terms and conditions set out in this Agreement. The Licence is hereby amended.

2.2 In consideration of the payment by the Licensee of the Licence Fee in accordance with Clause 3, the licence is hereby amended to be:

2.2.1 a personal, non-exclusive, non-transferable (subject to Clause 12), perpetual (subject to Clause 5) worldwide licence, to use and develop the Software; and

2.2.2 a personal, non-exclusive, non-transferable (subject to Clause 12), perpetual (subject to Clause 5), worldwide sub-licence, to use and develop the Intellectual Property Rights integral to, embedded in or otherwise linked to the Software which are licensed to the Licensor under the CMG Licence, provided that the Licensee is not and does not become a direct competitor of CMG UK Limited during the period starting on the date of this Agreement and ending 5 June 2008,

for the purpose of supporting the business of providing credit facilities to individuals, with limited rights to sub-license.

2.3 In consideration of the Licensee's performance of its obligations hereunder, the Licensor also grants to the Licensee a royalty-free, personal, non-exclusive, non-transferable (subject to Clause 12), perpetual (subject to Clause 5) worldwide licence to possess only a copy of the Excluded Systems.

2.4 The Parties shall agree a date on which the AllChange Snapshot is to be provided to the Licensee (the "Snapshot Date"). The Licensor shall provide the AllChange Snapshot on the Snapshot Date. To the extent that the Operational Software has not already been provided to the Licensee, the Licensor agrees to provide the outstanding Operational Software as soon as is reasonably practicable.

2.5 Save as expressly set out in this Agreement or as is required by law, neither Party is intended to be restricted in its use and development of the Software.

2.6 Both Parties acknowledge that in order to use and develop the Software, as permitted under this Agreement, the Licensee will require certain support services. The Licensee acknowledges that the Licensor will not provide any support services in relation to the Software save where the provision of such support services is expressly agreed between the Parties. In order to obtain any necessary support services, the Licensee may enter into an agreement with a Service Provider only. The Licensor provides no warranty that any such Service Provider will enter into such an agreement.

2.7 Each Party (the "Providing Party") acknowledges that the other Party may from time to time require the Providing Party's know-how in respect of its use of the Software. The Providing Party shall, to the extent that it is reasonable for it to do so, provide to the other Party such know-how as the other Party may reasonably request, provided that the other Party shall pay to the Providing Party such daily market rate in respect of staff and resources as the Parties may agree.

3. PAYMENTS

3.1 Notwithstanding the amendment to the Licence set out in Clause 2.1 of this Agreement, the Parties agree that the Licensee shall pay the Licensor the licence fee under Clause 3 of the Licence (in its form prior to its amendment by this Agreement) that would have become due on 31 December 2006 on a pro-rata basis for the period starting on 1 January 2006 and ending on the Effective Date.

3.2 The Licensee agrees to pay to the Licensor an amount of £10,949,000 as a one-off, up-front payment of all licence fees payable under the Licence (in its form prior to its amendment by this Agreement) relating to the period from the Effective Date, which amount represents a prepayment of the licence fees due under the Licence (in its form prior to its amendment by this Agreement), less a discount to reflect the time value of money (the "Licence Fee"). The Licence Fee shall be paid on the date of this Agreement.

3.3 The Licensee shall pay the Licence Fee in sterling. Where Value Added Tax or any other sales tax, duty or levy is payable, the Licensor agrees (upon receipt of the corresponding Licence Fee) to issue the Licensee with a proper and valid invoice in respect thereof showing the Licence Fee, being an amount not including any amount

payable in respect of Value Added Tax or any other sales tax, duty or levy, and also the amount equal to such Value Added Tax or any other sales tax, duty or levy.

3.4 In the event that the Licensor does not receive payment on the date of this Agreement the Licensor reserves the right to charge daily interest upon the outstanding sum from the Effective Date until the date full payment is received at a rate which is 2% above the Bank of England base lending rate as then current.

4. INTELLECTUAL PROPERTY RIGHTS

4.1 From the Snapshot Date, any Improvements, and all Intellectual Property Rights therein, created or developed by or on behalf of the Licensee in the Software shall be owned by and vested in the Licensee entirely. This Agreement confers on the Licensor no rights whatsoever in relation to such Improvements.

4.2 From the Snapshot Date, any Improvements, and all Intellectual Property Rights therein, created or developed by or on behalf of the Licensor in the Software shall be owned by and vested in the Licensor entirely. This Agreement confers on the Licensee no rights whatsoever in relation to such Improvements.

4.3 All Intellectual Property Rights owned by the Licensor prior to the commencement of this Agreement shall remain the sole property of the Licensor and the Licensee shall acquire no rights in respect of such Intellectual Property Rights save as expressly granted under this Agreement.

5. TERM AND TERMINATION

5.1 This Agreement shall commence on the Effective Date and shall continue thereafter without limit in time subject to the provisions of Clauses 5.2, 5.3 and 5.4.

5.2 Provided that each Party has prior written consent to terminate this Agreement from its Permitted Sub-licensees or Permitted Licensees (as appropriate) if any, this Agreement may be terminated upon the mutual consent of both Parties evidenced in writing.

5.3 The Licensor may by notice to the Licensee terminate this Agreement with immediate effect if the Licensee has failed to pay the Licence Fee on the due date and has failed to make all due payments within three calendar months of receipt of notice of such failure to pay.

5.4 Either Party (the "Terminating Party") may by notice to the other Party terminate this Agreement with immediate effect if:

(A) any procedure is commenced with a view to the winding-up or re-organisation of the other Party and that procedure (unless commenced by the other Party) is not terminated or discharged within 20 Business Days, save that no right to terminate will arise in respect of any procedure commenced for the purpose of a solvent amalgamation or reconstruction with the prior approval of the Terminating Party (such approval not to be unreasonably withheld or delayed);

(B) any step is taken or any procedure is commenced with a view to the appointment of an administrator, receiver, administrative receiver or trustee in bankruptcy in relation to the other Party or all or substantially all of its assets and that procedure (unless commenced by the other Party) is not terminated or discharged within 20 Business Days;

(C) the holder of any security over all or substantially all of the assets of the other Party takes any step to enforce that security and that enforcement is not discontinued within 20 Business Days;

(D) all or substantially all of the assets of the other Party are subject to attachment, sequestration, execution or any similar process and that process is not terminated or discharged within 20 Business Days;

(E) the other Party is unable to pay its debts as they fall due; or

(H) the other Party enters into, or any step is taken, whether by the board of directors of the other Party or otherwise, towards entering into a composition or arrangement with its creditors or any class of them, including, but not limited to, a company voluntary arrangement or a deed of arrangement.

5.5 Termination of this Agreement shall not affect the accrued rights and liabilities of either Party in respect of any breach of this Agreement occurring prior to termination.

5.6 In the event of termination of this Agreement, Clauses 5.5, 5.6, 6, 7, 8 and 10 shall survive such termination.

6. CONSEQUENCES OF TERMINATION

6.1 In the event of the termination of this Agreement, the Licensee shall cease to use the Software and, at the request of the Licensor, shall return to the Licensor all documentation and materials relating to the Software originally supplied by the Licensor and shall destroy all documentation and materials relating to any Improvements that cannot be used or exploited without infringing the Licensor's rights in the Software.

6.2 In the event that the Licensee terminates this Agreement in accordance with Clause 5.4, all Intellectual Property rights in the Software owned by the Licensor shall be automatically assigned to the Licensee.

7. SECURITY OF SOFTWARE

7.1 Neither Party may distribute or make available any source code or object code in the Software to any third party other than a Permitted Sub-licensee or Permitted Licensee without the other Party's prior written consent.

7.2 Each Party shall, and shall procure that any Permitted Sub-licensees or Permitted Licensee (as appropriate) it has distributed or made the Software or any part thereof available to in accordance with this Agreement shall, at all times maintain the Software or any part thereof in a secure fashion and will take all such steps as may be required

from time to time to protect it from theft or unauthorised copying, reproduction, distribution, disclosure, dissemination or use.

7.3 Either Party (the "Notifying Party") shall immediately notify the other Party of any unauthorised use or disclosure of, or any unauthorised access to, or theft or loss of, any copies of the Software of which it becomes aware, providing to the other Party such information as it has.

7.4 The Licensor shall, at its cost, have control of any proceedings arising out of any unauthorised use or any unauthorised access to, or theft or loss of, any copies of the Software ("Unauthorised Use"). The Licensor shall have no obligation to bring such proceedings. The Licensee shall not agree to any settlement or compromise of any action without the Licensor's consent. The Licensee shall give the Licensor all reasonable assistance in respect of any such proceedings. Any recovery obtained from such proceedings shall accrue solely to the benefit of the Licensor and the Licensor shall indemnify the Licensee in respect of all costs reasonably incurred by the Licensee in assisting the Licensor with any such proceedings.

7.5 The Licensor may (but is under no obligation to), at the written request of the Licensee, apply to make the Licensee a joint party to any proceedings relating to Unauthorised Use. In the event that the Parties become joint parties to any such proceedings, the Parties shall agree in good faith whether any recovery obtained from such proceedings will be divided between the Parties and, if so, how such recovery will be divided.

7.6 If for any reason the Licensor does not bring proceedings arising out of any Unauthorised Use within three months of becoming aware of such Unauthorised Use, then the Licensee may (but is under no obligation to) at its own cost bring proceedings against the party making Unauthorised Use. The Licensor shall give the Licensee all reasonable assistance in respect of any such proceedings. Any recovery obtained from such proceedings brought by the Licensee shall accrue solely to the benefit of the Licensee and the Licensee shall indemnify the Licensor in respect of all costs reasonably incurred by the Licensor in assisting the Licensee with any such proceedings.

8. CONFIDENTIALITY

8.1 Each Party shall treat as confidential all information obtained as a result of entering into or performing this Agreement which relates to:

8.1.1 the Software;

8.1.2 the Intellectual Property Rights integral to, embedded in or otherwise linked to the Software which are licensed to the Licensor under the CMG Licence;

8.1.3 the provisions of this Agreement;

8.1.4 the negotiations relating to this Agreement; or

8.1.5 the other Party.

8.2 Each Party shall:

8.2.1 not disclose any such confidential information to any person other than any of its directors or employees who needs to know such information in order to discharge his duties; and

8.2.2 procure that any person to whom any such confidential information is disclosed by it complies with the restrictions contained in this Clause as if such person were a Party to this Agreement.

8.3 Notwithstanding the other provisions of this Clause, either Party may disclose any such confidential information:

8.3.1 if and to the extent required by law or for the purpose of any judicial proceedings;

8.3.2 if and to the extent required by existing contractual obligations;

8.3.3 to its professional advisers, auditors and bankers;

8.3.4 if and to the extent the information has come into the public domain through no fault of that Party; or

8.3.5 if and to the extent the other Party has given prior written consent to the disclosure.

8.4 The restrictions contained in this Clause shall continue to apply after the termination of this Agreement without limit in time.

9. NO WARRANTIES

9.1 The Software is provided "as is" and, save where expressly provided in this Agreement, all conditions, warranties, covenants, representations and undertakings which might be implied, whether statutory or otherwise, in respect of the Software are excluded to the maximum extent permitted by law. For the avoidance of doubt, but without limitation to the generality of the foregoing, the Licensor does not warrant that the Software will meet the requirements of the Licensee or that the operation of the Software will be error free.

9.2 The Licensee hereby acknowledges that:

9.2.1 the Software can only be used in conjunction with Third Party Software and licences of the Third Party Software for the Licensee's use or possession of such software (as appropriate) are required ("Third Party Licences");

9.2.2 it is the Licensee's responsibility to acquire all Third Party Licences required for the Licensee's use or possession of the Software;

9.2.3 the Licensor is under no obligation to acquire or assist in the acquisition of any Third Party Licences on behalf of the Licensee;

9.2.4 the Licensor will bear no responsibility and will be in no way liable for any infringement of any third party rights through breach of or failure to obtain any Third Party Licence by the Licensee; and

9.2.5 under this Agreement, the Licence Fee does not relate to the Third Party Licences and is in consideration of the licence and sub-licence granted in Clause 2.

10. LIMITATION OF LIABILITY

10.1 Neither Party excludes nor limits liability to the other Party for death or personal injury arising from the negligence of such Party.

10.2 Subject always to Clause 10.1, the aggregate liability of either Party for any breach of the terms of this Agreement, or otherwise in relation to the subject matter of this Agreement (including that arising from negligence, tort or otherwise) shall in no event exceed the Licence Fee paid by the Licensee.

10.3 Subject always to Clause 10.1, neither Party shall be liable in contract, tort, (including negligence) or otherwise arising out of or in connection with this Agreement including by way of indemnity for:

10.3.1 any economic loss (including loss of revenues (other than advertising revenues), profits, contracts, business or anticipated savings); or

10.3.2 any loss of goodwill or reputation; or

10.3.3 any special or consequential losses or damage,

in any case, whether or not such losses were within the contemplation of the Parties at the date of this Agreement, suffered or incurred by the other Party arising out of or in connection with the provisions of any matter under this Agreement.

10.4 The Parties expressly agree that should any limitation or provision contained in this Clause 10 be held to be invalid under any applicable statute or rule of law it shall to that extent be deemed omitted but if any Party thereby becomes liable for loss or damage which would otherwise have been excluded such liability shall be subject to the other limitations and provisions set out herein.

11. NOTICES

11.1 A notice under this Agreement shall only be effective if it is in writing. Faxes are permitted.

11.2 Notices under this Agreement shall be sent to a Party at its address or number and for the attention of the individual set out below:

Party and title of individual	Address	Facsimile no.
PROVIDENT FINANCIAL MANAGEMENT SERVICES LIMITED *For the attention of:* Rosamond Marshall Smith (COMPANY SECRETARY)	Colonnade Sunbridge Road Bradford BD1 2LQ	01274 734397
PROVIDENT INTERNATIONAL LIMITED *For the attention of:* Emma Versluys (COMPANY SECRETARY)	Colonnade Sunbridge Road Bradford BD1 2LQ	01274 734397

Provided that a Party may change its notice details on giving notice to the other Party of the change in accordance with this Clause. That notice shall only be effective on the date falling five clear Business Days after it has been received or such later date as may be specified therein.

11.3 Any notice given under this Agreement shall, in the absence of earlier receipt, be deemed to have been duly given as follows:

11.3.1 if delivered personally, on delivery;

11.3.2 if sent by first class post, two clear Business Days after the date of posting; and

11.3.3 if sent by facsimile, when sent.

11.4 Any notice given under this Agreement outside Working Hours in the place to which it is addressed shall be deemed not to have been given until the start of the next period of Working Hours in such place.

12. ASSIGNMENT AND SUB-LICENSING

12.1 The Licensee may not assign, or purport to assign or grant any security over all or any part of the benefit of, or its rights or benefits under, this Agreement without the prior written consent of the Licensor (such consent not to be unreasonably withheld or delayed) save that the Licensee may, without the prior written consent of the Licensor, assign all or any of the benefit of, or its rights or benefits under, this Agreement in whole or in part:

12.1.1 in connection with the sale or transfer of all or substantially all of the business to which such rights relate; or

12.1.2 to a member of its Group.

12.2 The Licensor may not assign, or purport to assign its rights in the Software without the prior written consent of the Licensee (such consent not to be unreasonably withheld or delayed) save that the Licensor may, without the prior written consent of the Licensee, assign its rights in the Software:

12.2.1 in connection with the sale or transfer of all or substantially all of the business to which such rights relate; or

12.2.2 to a member of its Group.

12.3 The Licensor may not license its rights in the Software without the prior written consent of the Licensee (such consent not to be unreasonably withheld or delayed) save that the Licensor may, without the prior written consent of the Licensee, license its rights in the Software on a non-exclusive basis:

12.3.1 for the purposes of supporting the Licensor Business (including, without limitation, Service Providers supporting the Licensor's ability to use and develop the software in accordance with this Agreement);

12.3.2 in connection with the sale or transfer of all or substantially all of the business to which such rights relate; or

12.3.3 to a member of its Group,

("Permitted Licensees"). For the avoidance of doubt, although the Licensor may for the purposes of supporting the Licensor Business grant a licence in favour of a joint venture between a member of Licensor Group and a third party, the Licensor may not grant a licence in favour of a joint venture between a member of Licensor Group and a third party competing with the Licensee without the prior written consent of the Licensee and no refusal of such consent will be deemed unreasonable.

12.4 The Licensee may not sub-license, or purport to sub-license all or any part of the benefit of, or its rights or benefits under, this Agreement without the prior written consent of the Licensor (such consent not to be unreasonably withheld or delayed) save that the Licensee may, without the prior written consent of the Licensor, sub-license all or any part of the benefit of, or its rights or benefits under, this Agreement:

12.4.1 to a member of its Group;

12.4.2 in connection with the sale or transfer of all or substantially all of the business to which such rights relate; or

12.4.3 for the purpose of supporting the Licensee Business, (including, without limitation, Service Providers supporting the Licensee's ability to use and develop the software in accordance with this Agreement),

provided such sub-licensees are bound by terms no less stringent than those contained in this Agreement and are not competitors of the Licensor at any time ("Permitted Sub-

licensees"). For the avoidance of doubt, although the Licensee may for the purposes of supporting the Licensee Business grant a sub-licence in favour of a joint venture between a member of Licensee Group and a third party, the Licensee may not grant a sub-licence in favour of a joint venture between a member of Licensee Group and a third party competing with the Licensor without the prior written consent of the Licensor and no refusal of such consent will be deemed unreasonable.

12.5 The Licensee shall not during the period starting on the date of this Agreement and ending 5 June 2008 sub-license any of the Intellectual Property Rights integral to, embedded in or otherwise linked to the Software which are licensed to the Licensor under the CMG Licence and sub-licensed to the Licensee under this Agreement to any organisation that is a direct competitor of CMG UK Limited without the prior written consent of CMG UK Limited.

12.6 Subject to Clauses 2.6, 12.4 and 12.5, nothing in this Agreement shall prevent the Licensee from contracting with a third party to perform modifications to the Software provided that the third party contracts to the Licensee obligations of confidentiality which are at least equivalent to those in Clause 8.

12.7 Any sub-license granted under Clause 12.4 shall be in writing and on the same terms *mutatis mutandis* as this Agreement. Any such sub-licence shall terminate on the termination of this Agreement. The Licensee shall procure proper performance by any Permitted Sub-Licensee of its obligations under a sub-licence.

13. MISCELLANEOUS

13.1 This Agreement may be executed in any number of counterparts, and by the Parties on separate counterparts, but shall not be effective until each Party has executed at least one counterpart. Each counterpart shall constitute an original of this Agreement, but all the counterparts shall together constitute but one and the same instrument.

13.2 This Agreement shall not be amended and no variation to its terms shall be effective unless such amendment or variation is in writing and is signed by or on behalf of each of the Parties.

13.3 Failure, delay or neglect by either Party to enforce at any time any provision of this Agreement shall not be construed nor shall be deemed to be a waiver of that Party's rights hereunder nor in any way affect the validity of the whole or any part of this Agreement nor prejudice the Party's rights to take subsequent action.

13.4 If any provision of this Agreement is declared to be void or unenforceable by any judicial or administrative authority in any jurisdiction in which this Agreement is effective, such provision will be deemed to be severable and the Parties shall each use their reasonable endeavours in good faith to modify this Agreement so that the intent of this Agreement can be legally carried out.

13.5 Any delay in or failure by either Party hereto in performance hereunder shall be excused if and to the extent that such delay or failure is caused by occurrences beyond such Party's control including but not limited to, acts of God, decrees or restraints of government, strikes, labour disputes, war, fire, riot, sabotage, terrorism and any other

cause or causes whether similar or dissimilar to those already specified which cannot be controlled by such Party. Such performance shall be so excused for the period during which such inability of the Party to perform is so caused but for no longer period and shall be remedied as far as possible with all reasonable despatch. Any time period for performance shall be extended by a period equal in duration to any period during which such performance is excused by this Clause 13.4.

13.6 This Agreement, constitutes the whole and only agreement between the Parties relating to the subject matter of this Agreement.

13.7 Each Party acknowledges that in entering into this Agreement it is not relying upon any pre-contractual statement which is not set out in this Agreement.

13.8 Except in the case of fraud, no Party shall have any right of action against any other Party to this Agreement arising out of or in connection with any pre-contractual statement except to the extent that it is repeated in this Agreement.

13.9 For the purposes of this Clause, "pre-contractual statement" means any draft, agreement, undertaking, *representation, warranty, promise, assurance or arrangement* of any nature whatsoever, whether or not in writing, relating to the subject matter of this Agreement made or given by any person at any time prior to the date of this Agreement.

13.10 The Parties to this Agreement do not intend that any term of this Agreement should be enforceable, by virtue of the Contracts (Rights of third parties) Act 1999, by any person who is not a Party to this Agreement.

13.11 This Agreement shall be governed by and construed in accordance with the laws of England and the Parties hereby submit to the exclusive jurisdiction of the Courts in England.

- "/NFS/FOCUS/SW/Integration/Tasks/NFSTaskDbQExtractSet"
- "/NFS/FOCUS/SW/Integration/Tasks/NFSTaskMsgQExtractSet";

e. "AllChange Modifications" as contained within the "CMofAC database" that forms part of the AllChange Snapshot;

f. "QMS" (including the "Focus Interface to QMS") as contained within the following files within the AllChange Snapshot:

- "/Systems/QMSInternational/software/Access/QMSInterenational";
- "/Systems/QMSInternational/software/Access/qmsin_be.mdb"
- "/Systems/QMSFocus/Software/Access/qmsfocus_be.mdb"
- "/Systems/QMSFocus/Software/Access/QMS_Focus_FE.MDB".

3. For the avoidance of doubt, the Software does not include:

a. Third Party Software;

b. Excluded Systems;

c. Software Objects which form part of the Excluded Systems;

d. any other software which may be required to operate the Excluded Systems but which is not included in the AllChange Database; and

e. any Improvements made after the Snapshot Date.

Schedule 2

Third Party Software

Third Party Software	Licensor / license type	Licensor's URL/download URL
Windows 2000 Professional	Microsoft Corporation	www.microsoft.com
Windows 2000 Server	Microsoft Corporation	www.microsoft.com
Windows 2000 Advanced Server	Microsoft Corporation	www.microsoft.com
Microsoft Windows Service Packs	Microsoft Corporation	www.microsoft.com
Internet Explorer 6	Microsoft Corporation	www.microsoft.com
SQL Server Standard Edition	Microsoft Corporation	www.microsoft.com
SQL Server Enterprise Edition	Microsoft Corporation	www.microsoft.com
SQL Server 2000 Service Packs	Microsoft Corporation	www.microsoft.com
SQL Server Security Patch Q316333	Microsoft Corporation	www.microsoft.com
Visual Studio redistributable code (tlbinf32.dll)	Microsoft Corporation	www.microsoft.com
Visual Studio redistributable code (regtlib.exe)	Microsoft Corporation	www.microsoft.com
XML	Microsoft Corporation	www.microsoft.com
Word & Excel Viewer	Microsoft Corporation	www.microsoft.com
Data Access Components (MDAC)	Microsoft Corporation	www.microsoft.com
jt.exe	Microsoft Corporation	www.microsoft.com
Windows 2000 Support Tools	Microsoft Corporation	www.microsoft.com
Windows 2000 Professional Resource Kit	Microsoft Corporation	www.microsoft.com
Crystal runtime 8.5	Business Objects	www.crystalreports.co.uk
PAF (Full UK Dataset) Multi-system	Royal Mail	www.royalmail.com
QAS QuickAddress Pro	QAS	www.qas.com

QAS QuickAddress Batch	QAS	www.qas.com
McAfee v8	McAfee	www.mcafee.com/uk/
WinZip 9.0	WinZip Computing	www.winzip.com/
DHCPTurbo v 3.1	WeirdSolutions	www.weird-solutions.com/
Winsock RCMD32.DLL	Denicomp	www.denicomp.com
Winsock RCP/RSH/REXEC Win32	Denicomp	www.denicomp.com
Winsock REXECD/NT	Denicomp	www.denicomp.com
pstools	SysInternals	www.sysinternals.com/
AutoIT version 2	HiddenSoft	www.autoitscript.com
AutoIT version 3	HiddenSoft	www.autoitscript.com
Textutils for Windows	*GNU licence*	www.gnu.org
adcheck	NetIQ Corporation	www.netiq.com
NetUser	Siemens AG	www.siemens.com
VNC	RealVNC	www.realvnc.com
Expat	Thai Open Source Software Center Ltd	www.jclark.com/xml/expat.html
XMLTools	Vivtek	www.vivtek.com
Wget, cut, getpids, get , sed	*GNU licence*	www.gnu.org
reshack	Angus Johnson	www.angusj.com
FreeDVD	unknown	www.freewindows.dk
Perl	*various*	www.perl.com
ZipArchive	ArtPOL Software	www.artpol-software.com
Macromedia Flash	Adobe	www.adobe.com
ZLIB	Jean-loup Gailly and Mark Adler	www.zlib.net
printer drivers	IBM	www.ibm.com

printer drivers	Lexmark	www.lexmark.co.uk
router operating systems	Cisco	www.cisco.com
network care, sound card and video drivers	*various*	n/a

IN WITNESS WHEREOF, the Parties hereto have caused this Agreement to be executed by their duly authorised representatives and delivered on the date first above written.

Signed)
for and on behalf of)
PROVIDENT FINANCIAL MANAGEMENT)
SERVICES LIMITED) ....

Signed)
for and on behalf of)
PROVIDENT INTERNATIONAL LIMITED) ....

Schedule 9

Trade Mark Assignment and Co-existence Agreement

Dated June 2007

PROVIDENT FINANCIAL PLC

AND

INTERNATIONAL PERSONAL FINANCE PLC

TRADE MARK ASSIGNMENT

Slaughter and May
One Bunhill Row
London EC1Y 8YY

Ref: RAXS/SAG/RHZM

TP071630040

THIS ASSIGNMENT is made the of June 2007

BETWEEN:

(1) Provident Financial Plc of Colonnade, Sunbridge Road, Bradford, West Yorkshire, BD1 2LQ (the "**Assignor**"); and

(2) International Personal Finance Plc of No 3 Leeds City Office Park, Meadow Lane, Leeds, LS11 5BD (the "**Assignee**").

WHEREAS:

(A) The Assignor is the registered proprietor of the trade marks and applicant for registration of the trade mark applications (together the "Trade Marks" as hereinafter defined).

(B) In accordance with the Demerger Agreement (as hereinafter defined) the Assignor has agreed to demerge its interest in the IPF Business (as therein defined).

(C) The Assignor has agreed to assign the Trade Marks to the Assignee.

NOW IT IS HEREBY AGREED AS FOLLOWS:

1. DEFINITIONS AND INTERPRETATION

1.1 The following terms, as used herein, have the following meanings:

"**Demerger Agreement**" means the demerger agreement entered into between the parties on June 2007;

"**Trade Marks**" means the trade marks and trade mark applications which are set out in the Schedule to this Assignment; and

"**IPF Business**" shall have the meanings assigned to it in the Demerger Agreement.

2. ASSIGNMENT

In consideration of the payment of £1 (one pound) from the Assignee to the Assignor (receipt of which is hereby acknowledged by the Assignor), the Assignor hereby assigns to the Assignee all its right, title and interest in and to the Trade Marks together with all goodwill of the IPF Business in relation to which such Trade Marks are used (but no other or greater goodwill), including all rights, privileges and advantages thereto including, without limitation, the right to take proceedings and recover damages and obtain all other remedies in respect of past infringements thereof hold unto the Assignee absolutely.

2. FURTHER ASSURANCE

The Assignor shall, at the request and cost of the Assignee, execute any further documents that may be necessary to secure the vesting in the Assignee of all rights assigned to the Assignee hereunder.

3. GOVERNING LAW

This Assignment shall be governed by and construed in accordance with English law and the parties hereby submit to the exclusive jurisdiction of the English Courts in relation to all matters arising out of this Assignment.

IN WITNESS WHEREOF this Assignment has been executed by or on behalf of the parties on the date first above written.

SCHEDULE

Trade Marks

No.	Proprietor/ Applicant	Trademark	Registration Date	Renewal Date	Country	Registered number	Clas s
1	Provident Financial Plc	Rapida	16/12/2005	26/01/2015	UK	2382850	09, 36
2	Provident Financial Plc	Rapida	09/02/2005	09/02/2015	International – Czech Republic, Hungary, Slovakia, Poland	852957	09,36
3	Provident Financial Plc	Rapida Direct	23/06/2006	03/01/2016	UK	2410256	09, 36
4	Provident Financial Plc	Rapida Direct	03/07/2006 (receipt of application)	n/a	International – Czech Republic, Hungary, Poland, Romania, Russian Federation, Slovakia	Pending	09, 35, 36
5	Provident Financial Plc	Pewne Raty	01/04/2005	n/a	Poland	293238 - Pending	36
6	Provident Financial Plc	Prospera	Filing Date: 26/01/2005	n/a	CTM	E4200903 – New Application	09, 36
7	Provident Financial Plc	Prospera	01/04/2005	n/a	Poland	293237 – Pending	09, 36
8	Provident Financial Plc	Prospera	Filing Date: 26/01/2005	n/a	UK	2382849 - Examined	09, 36
9	Provident Financial Plc	Prospera	Filing Date: 17/10/2005	n/a	Czech Republic	430684 – Pending	36

10	Provident Financial Plc	Mandarin & Device	16/08/2006	n/a	CTM	5261565	9, 16, 36
11	Provident Financial Plc	Mandarinka & Device	16/08/2006	n/a	CTM	5261541	9, 16, 36
12	Provident Financial Plc	Mandarynka & Device	16/08/2006	n/a	CTM	5261573	9, 16, 36
13	Provident Financial Plc	BALANCE PROVIDENT FINANCIAL AND DAISY LOGO	26/05/2000	26/05/2010	Mexico	668853	36
14	Provident Financial Plc	BALANCE PROVIDENT FINANCIAL	12/04/2000	12/04/2010	International-Slovakia	733628	36
15	Provident Financial Plc	COMMUNITY PROVIDENT FINANCIAL	05/07/2001	05/07/2011	Argentina	1836294	36
16	Provident Financial Plc	COMMUNITY PROVIDENT FINANCIAL	12/04/2000	12/04/2010	International – Czech Republic, Hungary, Slovakia	731622	36
17	Provident Financial Plc	COMMUNITY PROVIDENT FINANCIAL and daisy logo	26/05/2000	25/05/2010	Mexico	668855	36
18	Provident Financial Plc	Daisy Logo (Colour)	12/04/2000	12/04/2010	International-Czech Republic, Poland, Slovakia	731547	36
19	Provident Financial Plc	HOME and Daisy Device	12/04/2000	[12/04/2010]	Poland	148770	36
20	Provident Financial Plc	HOME PROVIDENT FINANCIAL	05/07/2001	05/07/2011	Argentina	1836295	36

21	Provident Financial Plc	HOME PROVIDENT FINANCIAL	12/04/2000	12/04/2010	International – Czech Republic, Hungary, Slovakia	731623	36
22	Provident Financial Plc	HOME PROVIDENT FINANCIAL and daisy logo	26/05/2000	26/05/2010	Mexico	668852	36
23	Provident Financial Plc	OWL DEVICE	02/08/2001	02/08/2011	Argentina	1839416	36
24	Provident Financial Plc	Owl Device	26/05/2000	26/05/2010	Mexico	668856	36
25	Provident Financial Plc	OWL DEVICE	12/04/2000	12/04/2010	Australia	825050	36
26	Provident Financial Plc	Owl Device	12/04/2000	12/04/2010	International- Czech Republic, Hungary, Slovakia, South Korea, Romania, Poland	731553	36
27	Provident Financial Plc	Owl Device	20/08/2004	20/08/2014	Thailand	Bor24992	36
28	Provident Financial Plc	PROVIDENT	Application Date 15/09/2003	n/a	India	1236455	36
29	Provident Financial Plc	PROVIDENT	09/06/2000	09/06/2010	Mexico	660712	36
30	Provident Financial Plc	PROVIDENT	12/04/2000	12/04/2010	International- Czech Republic, Slovakia,	731548	36
31	Provident Financial Plc	PROVIDENT	20/08/2004	20/08/2014	Thailand	562896	36

32	Provident Financial Plc	PROVIDENT	15/11/2004	15/11/2014	Romania	64628	36
33	Provident Financial Plc	PROVIDENT	-	-	Brazil	P1021-01087	9, 36
34	Provident Financial Plc	PROVIDENT	25/10/2006	n/a	Russian Federation	Pending (730768)	9, 36
35	Provident Financial Plc	PROVIDENT	25/10/2006	n/a	Ukraine	Pending (P1021-01091	9, 36
36	Provident Financial Plc	PROVIDENT (In Cyrillic)	25/10/2006	n/a	Russian Federation	Pending (730764)	9, 36
37	Provident Financial Plc	PROVIDENT FINANCIAL	-	-	Brazil	P1021-01088	9, 36
38	Provident Financial Plc	PROVIDENT FINANCIAL	25/10/2006	n/a	Russian Federation	Pending (730770)	9, 36
39	Provident Financial Plc	PROVIDENT FINANCIAL	25/10/2006	n/a	Ukraine	Pending (P1021-01092)	9, 36
40	Provident Financial Plc	PROVIDENT FINANCIAL (In Cyrillic)	25/10/2006	n/a	Russian Federation	Pending (730766)	9, 36
41	Provident Financial Plc	PROVIDENT FINANCIAL	Application Date 15/09/2003	n/a	India	1236456	36
42	Provident Financial Plc	PROVIDENT FINANCIAL	26/05/2000	26/05/2010	Mexico	663868	36
43	Provident Financial Plc	PROVIDENT FINANCIAL	12/04/2000	12/04/2010	International – Czech Republic, Slovakia, Korea South, Romania	731551	36
44	Provident Financial Plc	PROVIDENT FINANCIAL	20/08/2004	19/08/2014	Thailand	562897	36

45	Provident Financial Plc	PROVIDENT FINANCIAL and OWL Device	27/05/1998	[27/05/2008]	Czech Republic	210087	36
46	Provident Financial Plc	PROVIDENT FINANCIAL and OWL Device	27/05/1998	[27/05/2008]	Czech Republic	123116	36
47	Provident Financial Plc	PROVIDENT FINANCIAL and OWL logo	27/05/1998	[27/05/2008]	Czech Republic	210085	36
48	Provident Financial Plc	PROVIDENT FINANCIAL and OWL logo	27/05/1998	[27/05/2008]	Czech Republic	210086	36
49	Provident Financial Plc	PROVIDENT FINANCIAL and OWL logo	27/05/1998	[27/05/2008]	Czech Republic	123117	36
50	Provident Financial Plc	PROVIDENT FINANCIAL HOME	12/04/2000	12/04/2010	International - Czech Republic, Hungary, Slovakia,	731624	36
51	Provident Financial Plc	PROVIDENT FINANCIAL SAFE	12/04/2000	12/04/2010	International – Czech Republic, Hungary, Slovakia	731621	36
52	Provident Financial Plc	PROVIDENT FINANCIAL SLOVENSKO	06/04/2004	[06/04/2014]	Slovakia	206090	36
53	Provident Financial Plc	PROVIDENT (How can we help)	30/10/2006	n/a	Poland	Pending (Z-317376)	
54	Provident Financial Plc	PROVIDENT INTERNATIONAL	-	-	Brazil	P1021-01089	9, 36
55	Provident	PROVIDENT INTERNATION	25/10/2006	n/a	Ukraine	Pending (P1021-	9, 36

	Financial Plc	AL				01093)	
56	Provident Financial Plc	PROVIDENT INTERNATION AL	15/09/2003	15/09/2013	India	1236453	36
57	Provident Financial Plc	PROVIDENT INTERNATION AL	26/05/2000	26/05/2010	Mexico	660713	36
58	Provident Financial Plc	PROVIDENT INTERNATION AL	12/04/2000	12/04/2010	International – Czech Republic, Poland, Slovakia, Romania,	731549	36
59	Provident Financial Plc	PROVIDENT INTERNATION AL	25/10/2006	n/a	Russian Federation	Pending (730771)	9, 36
60	Provident Financial Plc	PROVIDENT INTERNATION AL (In Cyrillic)	25/10/2006	n/a	Russian Federation	Pending (730765)	9, 36
61	Provident Financial Plc	PROVIDENT INTERNATION AL	20/08/2004	20/08/2014	Thailand	562898	36
62	Provident Financial Plc	PROVIDENT PERSONAL CREDIT	15/09/2003	15/09/2013	India	1236454	36
63	Provident Financial Plc	PROVIDENT PERSONAL CREDIT	02/08/2001	02/08/2011	Argentina	1839415	36
64	Provident Financial Plc	PROVIDENT PERSONAL CREDIT	25/10/2006	n/a	Ukraine	Pending (P1021-01094)	9, 36
65	Provident Financial Plc	PROVIDENT PERSONAL CREDIT	26/05/2000	26/05/2010	Mexico	660714	36
66	Provident Financial Plc	PROVIDENT PERSONAL	12/04/2000	12/04/2010	International – Czech Republic,	731550	36

		CREDIT			Slovakia, Romania (the designation for Romania has been accepted with a disclaimer in relation to exclusive rights for the trade mark PERSONAL CREDIT)		
67	Provident Financial Plc	PROVIDENT PERSONAL CREDIT	-	-	Brazil	P1021-01090	9, 36
68	Provident Financial Plc	PROVIDENT PERSONAL CREDIT	20/08/2004	20/08/2014	Thailand	562899	36
69	Provident Financial Plc	PROVIDENT PERSONAL CREDIT	25/10/2006	n/a	Russian Federation	Pending (730773)	9, 36
70	Provident Financial Plc	PROVIDENT PERSONAL CREDIT (In Cyrillic)	25/10/2006	n/a	Russian Federation	Pending (730767)	9, 36
71	Provident Financial Plc	PROVIDENT POLSKA & Device	26/01/2005	[26/01/2015]	Poland	Pending (Z-290355)	36
72	Provident Financial Plc	PROVIDENT RAPIDA	31/10/2005	12/10/2015	Mexico	744454	36
73	Provident Financial Plc	PROVIDENT SLOVENSKO	06/05/2004	16/04/2013	Slovakia	206091	36
74	Provident Financial Plc	SAFE INSTALMENTS	Application Date 01/04/2005	[01/05/2015]	Poland	Pending (Z-293236)	36
75	Provident Financial Plc	SAFE PROVIDENT	05/07/2001	05/07/2011	Argentina	1836296	36

		FINANCIAL					
76	Provident Financial Plc	SAFE PROVIDENT FINANCIAL and daisy logo	26/05/2000	26/05/2010	Mexico	668854	36
77	Provident Financial Plc	YOU HAVE SOMEONE TO TURN TO	Application Date 22/12/2005	n/a	Slovakia	Pending (6383-2005)	16, 35, 36
78	Provident Financial Plc	Balance Provident Financial and daisy logo	06/06/2001	09/03/2010	CTM	001548007	9, 16, 36
79	Provident Financial Plc	Community Provident Financial and daisy logo	23/05/2001	09/03/2010	CTM	001548395	9, 16, 36
80	Provident Financial Plc	Home Provident Financial and daisy logo	23/05/2001	09/03/2010	CTM	001547132	9, 16, 36
81	Provident Financial Plc	Provident (European Brand logo)	Filing Date: 27/10/2005	n/a	CTM	004683355	9, 16, 36
82	Provident Financial Plc	Provident	03/04/2002	23/02/2010	CTM	001524024	9, 16, 36
83	Provident Financial Plc	Provident Financial	03/04/2002	23/02/2010	CTM	001523232	9, 16, 36
84	Provident Financial Plc	Provident International	03/04/2002	23/02/2010	CTM	001522432	9, 16, 36
85	Provident Financial Plc	Provident Personal Credit	12/04/2002	23/02/2010	CTM	001522499	9, 16, 36
86	Provident	Safe Provident Financial and	06/06/2001	09/03/2010	CTM	001548460	9, 16,

	Financial Plc	daisy logo					36
87	Provident Financial Plc	Owl Device	08/05/2001	28/02/2010	CTM	001531136	9, 16, 36
88	Provident Financial Plc	Daisy logo (colour)	09/04/2001	24/02/2010	CTM	001526508	9, 16, 36

Signed by)
for and on behalf of)
Provident Financial PLC)

Signed by)
for and on behalf of)
International Personal Finance Plc)

Dated 2007

PROVIDENT FINANCIAL plc

and

INTERNATIONAL PERSONAL FINANCE plc

LICENCE AND CO-EXISTENCE AGREEMENT IN RESPECT OF THE PROVIDENT NAME AND RELATED TRADE MARKS

Slaughter and May
One Bunhill Row
London EC1Y 8YY
RAXS/SAG
TP071640025

TABLE OF CONTENTS

CO-EXISTENCE AGREEMENT

This Licence and Co-existence Agreement (this "**Agreement**") is made on , 2007

BETWEEN:

(1) **Provident Financial plc**, a company incorporated in England, with number 668987 having its registered office at Colonnade, Sunbridge Road, Bradford BD1 2LQ ("**Provident**"); and

(2) **International Personal Finance plc**, a company incorporated in England, with number 6018973 having its registered office at No 3 Leeds City Office Park, Meadow Lane, Leeds, L11 5BD ("**IPF**").

WHEREAS:

(A) Provident and IPF have entered into the Demerger Agreement (as hereinafter defined) pursuant to which Provident's interest in the IPF Business (as defined therein) shall be demerged.

(B) The parties wish to record their agreement about the areas of the world where each party has the exclusive rights (as against the other party) to the PROVIDENT name and the Marks (as hereinafter defined).

IT IS AGREED as follows:

1. DEFINITIONS AND INTERPRETATION

1.1 Capitalised terms used herein and not otherwise defined shall have the meanings assigned to them in the Demerger Agreement.

1.2 The following terms, as used herein, have the following meanings:

"**CTM**" has the meaning given in clause 2.7;

"**Demerger Agreement**" means the demerger agreement entered into between the parties on , 2007;

"**Insurance Composite Marks**" has the meaning given in clause 2.1 (B);

"**Marks**" means the logos or devices in respect of "daisy" and "owl", as set out in Schedule 1;

"**IPF Territory**" means all territories other than the Provident Territory;

"**Promotional Material**" means all material used in the promotion of, or otherwise in connection with, a party's business (whether written or recorded electronically in any other

medium) and includes artwork, advertising materials, display materials, packaging materials, brochures, posters and internal and external signage;

"Provident Territory" means the United Kingdom, Ireland and Guernsey; and

"Territory" means Provident Territory or IPF Territory, as applicable.

1.3 In this Agreement, unless the context otherwise requires:

(A) references to clauses, sub-clauses, paragraphs, sub-paragraphs, Recitals and Schedules are to clauses, sub-clauses, paragraphs, sub-paragraphs of and Recitals and Schedules to this Agreement;

(B) the Schedules and any attachments form part of this Agreement and the Schedules shall have the same force and effect as if expressly set out in the body of this Agreement, and any reference to this Agreement shall include the Schedules;

(C) headings and titles to clauses and Schedules are for convenience only and do not affect the interpretation of this Agreement;

(D) a reference to any statute or statutory provision shall be construed as a reference to the same as it may have been, or may from time to time be, amended, modified or re-enacted except to the extent that any amendment or modification made after the date of this Agreement would increase or alter the liability of Provident or IPF under this Agreement;

(E) references to a **"company"** shall be construed so as to include any company, corporation or other body corporate, wherever and however incorporated or established;

(F) references to a **"person"** shall be construed so as include any individual, firm, company, government, state or agency of a state or any joint venture, association or partnership (whether or not having separate legal personality);

(G) save as specified in clause 8.1 (E), a person shall be deemed to be connected with another if that person is connected with another within the meaning of section 839 ICTA;

(H) references to writing shall include any mode of reproducing works in a legible and non-transitory form;

(I) references to times of the day are to London time;

(J) any reference to a "**day**" (including within the phrase "**Business Day**") shall mean a period of 24 hours running from midnight to midnight;

(K) the use of any gender includes the other genders; and

(L) references to any English legal term for any action, remedy, method of judicial proceeding, legal document, legal status, court, official or any other legal concept shall, in respect of any jurisdiction other than England, be deemed to include the legal concept which most nearly approximates in that jurisdiction to the English legal term.

2. RECOGNITION OF RIGHTS

2.1 *Provident Territory and Insurance Composite Marks*

IPF recognises and acknowledges Provident's exclusive rights (as against IPF) to:

(A) the PROVIDENT name and the Marks in the Provident Territory; and

(B) the use of the PROVIDENT name in conjunction with the word INSURANCE, or in relation to insurance services, (together "**Insurance Composite Marks**") in any jurisdiction.

IPF will not:

(i) challenge Provident's ownership or assist in any claim adverse to Provident concerning:

(a) the PROVIDENT name or the Marks in the Provident Territory; or

(b) the Insurance Composite Marks in any jurisdiction.

(ii) do anything which impairs or prejudices Provident's title;

(a) to the PROVIDENT name or the Marks in the Provident Territory; or

(b) to the Insurance Composite Marks in any jurisdiction.

(iii) register, use or license or attempt to register, use or license any trade mark or trade name consisting of (or confusingly similar to)

(a) any PROVIDENT name or the Marks in the Provident Territory; or

(b) any Insurance Composite Mark in any jurisdiction.

2.2 *IPF Territory.*

Provident recognises and acknowledges IPF's exclusive rights (as against Provident) to the PROVIDENT name and the Marks (excluding the Insurance Composite Marks) in the IPF Territory.

Provident will not:

(A) challenge IPF's ownership of the PROVIDENT name or the Marks or assist in any claim adverse to IPF concerning the PROVIDENT name or the Marks in the IPF Territory; or

(B) do anything which impairs or prejudices IPF's title to the PROVIDENT name or the Marks in the IPF Territory; or

(C) register, use or license or attempt to register, use or license any trade mark or trade name consisting of (or confusingly similar to) any PROVIDENT name or the Marks in the IPF Territory,

save that none of the foregoing restrictions in this clause 2.2 shall apply in relation to the Insurance Composite Marks.

2.3 *Compliance with Law.*

Each party agrees to comply with applicable laws in respect of all services performed under the PROVIDENT name and/or the Marks in its Territory.

2.4 *Other Territorial Matters.*

(A) Neither party shall (i) perform services under the PROVIDENT name or the Marks outside of its Territory, (ii) sell, distribute or otherwise dispose of products featuring any PROVIDENT name or the Marks outside of its Territory or (iii) publish or disseminate any materials featuring the PROVIDENT name or the Marks for the purposes of soliciting the sale or distribution of products or the performance of services outside of its Territory.

(B) Each party acknowledges that the other party will, from time to time, publish, disseminate or otherwise use the PROVIDENT name and/or the Marks (i) in relation to annual reports and materials in respect of investor relations ("**Reporting Materials**") which may be sent to investors outside of its Territory, and (ii) Promotional Material or other media that will be published or disseminated

outside of its Territory such as Internet pages and/or advertisements, publication in a newspaper or magazine with international circulation or through a party's sponsorship of an event, sporting team, athlete or public figure that has a profile outside of its Territory (**"International Promotions"**). Notwithstanding anything in this Agreement to the contrary, each party hereby waives its right to make a claim against the other party for such use, and each party shall be permitted to use the PROVIDENT name and/or the Marks in connection with Reporting Materials and International Promotions, provided that International Promotions and Reporting Materials shall not be specifically targeted at consumers (other than, in the case of Reporting Materials, existing investors from time to time) inside the other party's Territory.

(C) The restrictions in sub-clauses (A) and (B) of this clause 2.4 shall not apply to Provident's use of the Insurance Composite Marks.

2.5 *Registration and Use of Domain Names.*

(A) Each party shall be permitted to use domain names that incorporate or are similar to the PROVIDENT name or the Marks only within those country code top level domain names of each country or group of countries within its Territory, save that:

(i) Provident shall be permitted to register and use, without restriction as to country code or Territory, domain names which incorporate any Insurance Composite Mark, and

(ii) IPF shall not register or use any domain name which incorporates any Insurance Composite Mark.

(B) Notwithstanding sub-clause 2.5 (A), as between the parties:

(i) only Provident shall be permitted to register and use any ".com" or ".net" generic top level domain name that incorporates the PROVIDENT name, including, without limitation, www.providentfinancial.com and www.providentfinancial.net; and

(ii) IPF shall be permitted to register and use any .eu country code top level domain name that incorporates the PROVIDENT name, provided that it shall not incorporate an Insurance Composite Mark.

(C) Subject to sub-clause 2.5 (B), Provident shall otherwise, and IPF shall only, be permitted to register and use any ".com" or ".net" generic top level domain name that incorporates the PROVIDENT name only if it also incorporates a geographic designation relevant to (respectively) Provident's or IPF's Territory such as

(respectively) www.providentuk.com or www.providentpoland.net. For the purposes of this clause 2.5, the words INTERNATIONAL and EUROPE are geographic designations relevant only to the IPF Territory.

(D) In the event that other top level domain names are subsequently released after the date hereof, the parties agree to discuss in good faith the manner in which such domain names shall be used by the parties consistent with the principles set forth in this clause 2.5.

2.6 *Website Redirection*

Each party may include a redirection notice, and link to the website of the other party, on its website and the parties agree that during the period of 30 days immediately following Completion, the parties shall, notwithstanding any restriction in this Agreement, be permitted to use the PROVIDENT name and Marks, provided that such use is solely in and for the purposes of such website redirection notice and link, and is accompanied by an appropriate explanatory notice in respect of the Demerger.

2.7 *Licence*

To the extent that IPF is the registered proprietor, or applicant for, any community trade marks (**"CTMs"**) in respect of the PROVIDENT name and/or the Marks, IPF hereby grants to Provident an exclusive, royalty-free, unlimited, perpetual and irrevocable licence to use

(A) the PROVIDENT name and the Marks under such CTMs in the Provident Territory; and

(B) the Insurance Composite Marks in the IPF Territory and Provident Terittory

3. MAINTENANCE

IPF shall pay all application and renewal fees in respect of, and use its best endeavours to prosecute and maintain all applications for the CTMs and registrations of the CTMs in respect of which the licence is granted under this Agreement in clause 2.7.

4. THIRD PARTY MATTERS

4.1 Subject to clause 4.3, this Agreement shall inure to the benefit of the parties hereto, their successors or permitted assignees.

4.2 The parties agree to communicate the terms of this Agreement to their Affiliates, successors, licensees and permitted assignees as well as to procure observance of such terms by such Affiliates, successors, licensees and permitted assignees.

4.3 Neither party may (or shall purport to) assign any of its rights in and to the PROVIDENT name or the Marks except (i) to a member of its Group, and (ii) by a transfer of all of its rights in and to the PROVIDENT name or, respectively, the Marks, in a jurisdiction within its Territory or in the whole of its Territory, to which the other party has given its prior written consent, such consent not to be unreasonably delayed or withheld, and subject to the assignee entering into a novation in respect of this agreement such that such assignee is bound by this agreement in place of the party assigning its rights.

4.4 Notwithstanding clause 4.3, Provident shall be free to assign any or all of its rights in the Insurance Composite Marks without the consent of IPF.

5. INFRINGEMENT

Each party shall inform the other party without undue delay of any infringements in relation to the PROVIDENT name and/or the Marks that potentially relate to or otherwise cover, whether in whole or part, both of Provident Territory and the IPF Territory, and IPF shall inform Provident without undue delay of any infringement in relation to any Insurance Composite Mark in the IPF Territory. Any action taken against such infringer can be initiated by either party in its Territory (or by Provident in relation to the Insurance Composite Marks in any jurisdiction), but such party shall inform the other party of the action taken and the parties agree to cooperate in any proceeding by furnishing such documentary and oral evidence as may be reasonably requested by the other party. Unless otherwise agreed to by the parties, the costs of conducting such infringement litigation shall be borne by the party bringing such action.

6. CONFIDENTIALITY

6.1 For the purpose of this clause 6:

(A) "Confidential Information" means:

(i) (in relation to the obligations of Provident under this clause 6) any information received or held by Provident (or any of its Representatives) where such information relates to the IPF Group; or

(ii) (in relation to the obligations of IPF under this clause 6) any information received or held by IPF (or any of its Representatives) where such information relates to the Provident Group; and

(iii) information relating to the provisions and subject matter of, and negotiations leading to, this Agreement and any other document referred to herein;

and includes not only written information but information transferred or obtained orally, visually, electronically or by any other means;

(B) **"Representatives"** means, in relation to a party, its respective Affiliates and the directors, officers, employees, agents, external legal advisers, accountants, consultants and financial advisers of that party and/or of its respective Affiliates.

6.2 Each party undertakes to the other that it shall (and shall procure that each of its Representatives shall) maintain Confidential Information in confidence and not disclose that Confidential Information to any person except as permitted by this clause 6 or with the prior written approval of the other party.

6.3 The confidentiality obligation under clause 6.2 shall not apply if and to the extent that Provident or IPF (as the case may be) can demonstrate that:

(A) such disclosure is required by law or regulation or by any stock exchange or any regulatory, governmental or antitrust body (including, for the avoidance of doubt, any Tax Authority) having applicable jurisdiction (provided that, in such circumstances, the disclosing party shall use its reasonable endeavours to first inform the other of its intention to disclose such information and take into account the reasonable comments of the other party unless and to the extent prohibited by any applicable law or the rules of any relevant regulatory authority);

(B) the Confidential Information concerned has come into the public domain other than through its fault (or that of its Representatives) or the fault of any person to whom such Confidential Information has been disclosed in accordance with this clause 6; or

(C) the disclosure is required for the purpose of any arbitral or judicial proceedings arising out of this Agreement or any other document referred to herein.

6.4 Each party undertakes that it (and its Affiliates) shall only disclose Confidential Information to its Representatives if it is reasonably required for the purposes of exercising the rights or performing the obligations under this Agreement or the other documents referred to herein and only if the Representatives are informed of the confidential nature of the Confidential Information.

6.5 Each party undertakes not to say anything publicly or make any announcement which is likely to be harmful to the other party's (including that party's Affiliates) business or reputation or which may reasonably lead any person to cease to deal with the other party or

its Affiliates on substantially the same terms as those previously offered or at all (except as may be required by law or regulation).

6.6 The provisions of this clause 6 shall survive termination and/or Completion.

7. DISPUTE RESOLUTION

The resolution of any disputes arising in relation to this Agreement shall be as follows:

7.1 by referring the matter in dispute to the Separation Committee in the first instance;

7.2 if after the expiry of 60 days from such referral the matter remains unresolved, then the matter shall be referred to the Chief Executive Officer ("CEO") of each of Provident and IPF who shall use their respective best endeavours to resolve the dispute in accordance with the intentions behind this Agreement;

7.3 if after the expiry of 30 days from the time the matter in dispute was referred to the CEO of each of Provident and IPF the matter remains unresolved, the CEO of each of Provident and IPF shall agree whether the matter is one which is capable of resolution by an independent accountant. If so, the provisions of Part A of Schedule 2 of this Agreement shall apply. If the CEO of each of Provident and IPF fail to so agree, the matter shall (unless the parties agree otherwise) be referred for mediation at the Centre for Dispute Resolution in accordance with the provisions of Part B of Schedule 2 of this Agreement; and

7.4 if the dispute fails to be resolved by mediation it shall be referred to arbitration in accordance with the provisions set out in clause 14 (Arbitration).

8. ENTIRE AGREEMENT

8.1 This Agreement and the other documents referred to herein set out the entire agreement and understanding between the parties in respect of the subject matter of this Agreement. It is agreed that:

(A) neither party has entered into this Agreement or any other document referred to in this Agreement in reliance upon any statement, representation, warranty or undertaking of the other party or any of its Connected Persons which is not expressly set out or referred to in this Agreement or such other document;

(B) neither party shall have any claim or remedy in respect of misrepresentation (whether negligent or otherwise, and whether made prior to, and/or in, this Agreement) or untrue statement made by the other party or any of its Connected Persons;

(C) save as expressly set out in this Agreement or in any other agreement or document referred to in this Agreement, neither party shall owe any duty of care, nor have any liability in tort or otherwise, to the other party; and

(D) this clause shall not exclude any liability for, or remedy in respect of, fraudulent misrepresentation by a party or any of its Connected Persons.

(E) The agreements and undertakings in this clause 8 are given by each party on its own behalf and as agent for each of its Connected Persons. Each party acknowledges that the other party gives such agreements and undertakings as such agent with the full knowledge and authority of each of its respective Connected Persons. In this clause 8, **"Connected Person"** means, in each case, to the extent that they are involved on behalf of a party, (i) a party's officers, employees, group undertakings, agents and advisers, (ii) officers, employees, agents and advisers of a party's group undertaking; and (iii) officers, employees and partners of any such agent or adviser or of any group undertaking of such an agent or adviser.

In this clause 8.11, **"group undertaking"** shall be construed in accordance with the Companies Act 1985.

8.2 Each party undertakes to the other party that each of its respective Connected Persons shall have the right under the Contracts (Rights of Third Parties) Act 1999 to enforce the terms of this clause 8 (which for the avoidance of doubt does not include any right to make any claim under or pursuant to any other provision of this Agreement) subject to and in accordance with:

(A) the term that the parties to this Agreement may by agreement terminate or rescind or vary it in any way without the consent of any Connected Person; and

(B) the other terms and conditions of this Agreement.

9. NOTICES

9.1 Any notice or other communication to be given by one party to the other under, or in connection with, this Agreement shall be in writing and signed by or on behalf of the party giving it. It shall be served by sending it by fax to the number set out in clause 9.2, or delivering it by hand, or sending it by pre-paid recorded delivery, special delivery or registered post, to the address set out in clause 9.2 and in each case marked for the attention of the relevant party set out in clause 9.2 (or as otherwise notified from time to time in accordance with the provisions of this clause 9.3). Any notice so served by hand, fax or post shall be deemed to have been duly given:

(A) in the case of delivery by hand, when delivered;

(B) in the case of fax, at the time of transmission; and

(C) in the case of prepaid recorded delivery, special delivery or registered post, at 10.00 a.m. on the second Business Day following the date of posting,

PROVIDED THAT in each case where delivery by hand or by fax occurs after 6.00 p.m. on a Business Day or on a day which is not a Business Day, service shall be deemed to occur at 9.00 a.m. on the next following Business Day.

9.2 The addresses and fax numbers of the parties for the purpose of this clause 9 are as follows:

Provident

Address; Colonnade

Sunbridge Road
Bradford BD1 2LQ

Fax: (+44) (0) 1274734397

For the attention of: the Company Secretary

IPF

Address: No 3 Leeds City Office Park,
Meadow Lane
Leeds LS11 5BD

Fax: (+44) (0) 113 2459459

For the attention of: the Company Secretary

9.3 A party may notify the other party to this Agreement of a change to its name, relevant addressee, address or fax number for the purposes of this clause 9, provided that such notice shall only be effective on:

(A) the date specified in the notice as the date on which the change is to take place; or

(B) if no date is specified or the date specified is less than five Business Days after the date on which notice is given, the date falling five Business Days after notice of any change has been given.

10. ANNOUNCEMENTS

10.1 Prior to Completion, the parties shall consult together as to the terms of, the timetable for and manner of publication of, any announcement to shareholders, optionholders, employees, customers and suppliers or to the London Stock Exchange or any other authorities or to the media or otherwise which either may desire or be obliged to make regarding this Agreement or the consummation of the Demerger.

11. CONTRACTS (RIGHTS OF THIRD PARTIES) ACT 1999

11.1 Save as provided in clause 8.2, a person who is not a party to this Agreement shall have no right under the Contracts (Rights of Third Parties) Act 1999 to enforce any of its terms.

12. MISCELLANEOUS

12.1 *Assignment*

Neither of the parties may assign any of its rights or obligations under this Agreement in whole or in part without the prior written approval of the other, save that such prior written approval shall not be required in respect of an assignment to a member of such party's Group.

12.2 *No waiver*

No waiver by a party of a failure or failures by the other party to perform any provision of this Agreement shall operate or be construed as a waiver in respect of any other or further failure whether of a like or different character.

12.3 *Amendment*

Except where specifically provided, this Agreement may be amended only by an instrument in writing signed by duly authorised representatives of each of the parties.

12.4 *No partnership or agency*

Nothing in this Agreement (or in any of the arrangements contemplated hereby) shall be deemed to constitute a partnership between the parties or any of them, nor constitute any party the agent of any other party for any purpose.

12.5 *Severance*

If any of the provisions of this Agreement is or becomes invalid, illegal or unenforceable, the validity, legality or enforceability of the remaining provisions shall not in any way be affected

or impaired. Notwithstanding the foregoing, the parties shall thereupon negotiate in good faith in order to agree the terms of a mutually satisfactory provision, achieving as nearly as possible the same commercial effect, to be substituted for the provision found to be invalid, illegal or unenforceable.

12.6 *Continuing effect*

Each provision of this Agreement shall continue in full force and effect after Completion, unless such provision has been fully performed on or before Completion.

12.7 *Rights not exclusive*

The rights and remedies of each party under this Agreement are cumulative and not exclusive of any rights or remedies of that party under the general law. Each party may exercise each of its rights as often as it thinks necessary.

12.8 *Termination*

(A) Notwithstanding any other provision of this Agreement, Provident may in its absolute discretion by notice in writing to IPF at any time prior to Completion terminate this Agreement whereupon no party shall have any claim against any other party hereto for compensation, costs, damages or otherwise and this agreement shall be of no further force or effect.

(B) Subject to paragraph (a) above, no party hereto shall be entitled to rescind or terminate any part of this Agreement after Completion for any reason whatsoever and the rights and obligations of the parties hereunder shall continue notwithstanding Completion.

12.9 *Counterparts*

This Agreement may be entered into by any number of counterparts and by the parties to it on separate counterparts, each of which when so executed shall be an original, but all counterparts shall together constitute one and the same instrument.

13. GOVERNING LAW

This agreement is governed by and shall be construed in accordance with the laws of England.

14. ARBITRATION

Subject to the provisions of clause 7 (Dispute Resolution) and Part B of Schedule 2 of this Agreement, all disputes arising out of or in connection with this Agreement shall be finally settled under the Rules of Arbitration of the International Chamber of Commerce, which rules are deemed to be incorporated by reference into this clause, by a sole arbitrator appointed in accordance with the said Rules. The place of arbitration will be London.

IN WITNESS WHEREOF this Agreement has been executed by the duly authorised representatives of the parties the day and year first above mentioned.

Schedule 1

Owl Logo



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Schedule 2

Dispute Resolution

Part A: Reference to an Independent Accountant

1. The CEO of each of Provident and IPF shall refer the matter in dispute to Independent Accountants (acting as experts and not as arbitrators). "**Independent Accountants**", for those purposes, means an independent firm of chartered accountants appointed by Provident and IPF jointly or, in default of agreement as to such appointment within five Business Days of one of them notifying the other of its wish to appoint an independent firm, appointed by the President for the time being of the Institute of Chartered Accountants in England and Wales on the application of either of them.

2. The Independent Accountants shall be instructed to make and communicate their decision to Provident and IPF within 15 Business Days of appointment and it shall be final and binding on the parties to this Agreement (in the absence of manifest error).

3. Provident and IPF shall each give the Independent Accountants full access to those books of account, documents, files and papers which the Independent Accountants shall request and may reasonably require to review and determine the matter in dispute and each of Provident and IPF shall procure that their employees shall be instructed to give promptly all the information and explanations as the Independent Accountants may reasonably require for the same purposes.

4. The fees of the Independent Accountants shall be shared equally by Provident and IPF unless the Independent Accountants shall determine otherwise.

Part B: Mediation

1. If a dispute or difference arises out of this Agreement, which is to be referred for mediation pursuant to clause 7.3, the following provisions will apply. The mediation will be carried out in accordance with the Centre for Effective Dispute Resolution (CEDR) Model Mediation Procedure (the "**Model Procedure**"). To initiate a mediation, either party shall give notice in writing in accordance with the procedure set out in clause 9 (Notices) of this Agreement, ("**ADR Notice**") to the other party, requesting mediation in accordance with the provisions of the Model Procedure. A copy of the ADR Notice should also be sent to CEDR.

2. If the dispute or difference is not resolved within 42 days (or such longer period as the parties may agree) of the giving of the ADR Notice, or if one of the parties refuses to participate in mediation, the dispute shall be referred to arbitration in accordance with the provisions set out in clause 14 (Arbitration).

Signed by)
for and on behalf of)
Provident Financial PLC)

Signed by)
for and on behalf of)
International Personal Finance Plc)

Schedule 10

Domain Names to be assigned to IPF

community.co.hu

community.com.pl

community.hu

community.pl

e-mandarynka.pl

e-rapida.pl

e-rapidadirect.pl

emandarynka.pl

greentravelplan.com

greentravelplan.com.mx

greentravelplan.cz

imandarinka.cz

pozycka-mandarynka.pl

pozyczkamandarynka.pl

prospera.com.mx

prospera.com.pl

prospera.com.ro

prospera.org.mx

prospera.ro

provident-financial.co.hu

provident-financial.co.kr

provident-financial.com.pl

provident-financial.cz

provident-financial.eu

provident-financial.eu.com

provident-financial.hu

provident-financial.it

provident-financial.pl

provident-financial.ro

provident-financial.sk

provident-international.biz

provident-international.co.hu

provident-international.co.kr

provident-international.co.uk

provident-international.com

provident-international.com.pl

provident-international.cz

provident-international.eu

provident-international.eu.com

provident-international.hu

provident-international.info

provident-international.net

provident-international.org

provident-international.pl

provident-international.ro

provident-international.uk.com

provident-magyarorszag.co.hu

provident-magyarorszag.hu

provident-personal-credit.com.pl

provident-personal-credit.cz

provident-personal-credit.eu

provident-personal-credit.pl

provident-personal-credit.ro

provident-personalcredit.co.hu

provident-personalcredit.hu

provident-polska.com.pl

provident-polska.pl

provident-sro.cz

provident.co.hu

provident.co.kr

provident.com.pl

provident.cz

provident.hu

provident.it

provident.pl

provident.ro

provident.sk

providentfinancial.co.hu

providentfinancial.co.kr

providentfinancial.com.pl

providentfinancial.cz

providentfinancial.hu

providentfinancial.it

providentfinancial.pl

providentfinancial.ro

providentfinancial.sk

providentfinancialsro.sk

providentfinanciera.com.mx

providentinternational.biz

providentinternational.co.hu

providentinternational.co.kr

providentinternational.co.uk

providentinternational.com

providentinternational.com.pl

providentinternational.cz

providentinternational.eu

providentinternational.eu.com

providentinternational.hu

providentinternational.ie

providentinternational.info

providentinternational.net

providentinternational.org

providentinternational.pl

providentinternational.ro

providentinternational.sk

providentinternational.uk.com

providentinternational.uk.net

providentmagyarorszag.co.hu

providentmagyarorszag.hu

providentmexico.com.mx

providentpenzugyirt.hu

providentpersonalcredit.co.hu

providentpersonalcredit.com.pl

providentpersonalcredit.cz

providentpersonalcredit.eu

providentpersonalcredit.hu

providentpersonalcredit.pl

providentpersonalcredit.ro

providentpolska.com.pl

providentpolska.eu

providentpolska.pl

providentserviciosdeagencia.com.mx

providentsro.cz

pujckamandarinka.cz

rapida-direct.co.hu

rapida-direct.com.mx

rapida-direct.com.pl

rapida-direct.cz

rapida-direct.eu

rapida-direct.hu

rapida-direct.pl

rapida-direct.ro

rapida-direct.sk

rapida.co.hu

rapida.com.mx

rapida.com.pl

rapida.cz

rapida.eu

rapida.hu

rapida.net

rapida.pl

rapida.sk

rapidadirect.co.hu

rapidadirect.com.mx

rapidadirect.com.pl

rapidadirect.cz

rapidadirect.eu

rapidadirect.hu

rapidadirect.pl

rapidadirect.ro

rapidadirect.sk

internationalpersonalfinance.co.uk

internationalpersonalfinance.com

internationalpersonalfinance.net

internationalpersonalfinance.org

internationalpersonalfinance.info

internationalpersonalfinance.biz

internationalpersonalfinance.eu

internationalpersonalfinance.pl

internationalpersonalfinance.cz

internationalpersonalfinance.sk

internationalpersonalfinance.hu

internationalpersonalfinance.com.mx

internationalpersonalfinance.ro

internationalpersonalfinance.in

internationalpersonalfinance.br

internationalpersonalfinance.ru

internationalpersonalfinance.ar

internationalpersonalfinance.ua

internationalpersonalfinance.tr

international-personal-finance.co.uk

international-personal-finance.com

international-personal-finance.net

international-personal-finance.org

international-personal-finance.info

international-personal-finance.biz

international-personal-finance.eu

international-personal-finance.pl

international-personal-finance.cz

international-personal-finance.sk

international-personal-finance.hu

international-personal-finance.com.mx

international-personal-finance.ro

international-personal-finance.ru

international-personal-finance.in

international-personal-finance.br

international-personal-finance.ar

international-personal-finance.ua

international-personal-finance.tr

i-p-f.pl

i-p-f.cz

i-p-f.sk

i-p-f.hu

i-p-f.com.mx

i-p-f.ro

i-p-f.ru

i-p-f.in

i-p-f.br

i-p-f.ar

i-p-f.co.uk

i-p-f.net

i-p-f.info

i-p-f.biz

i-p-f.eu

i-p-f.ua

i-p-f.tr

provident.eu

provident.eu.com

providentfinancial.eu

providentfinancial.eu.com

mandarynkaonline.pl

mala-pujcka.cz

ipfin.sk

ipfin.ru

ipfin.ro

ipfin.pl

inpin.im

ipfin.hu

ipfin.cz

ipfin.com.mx

ipfin.co.uk

provident-international.ru

provident-international.in

provident-financial.ru

provident-financial.in

provident-financial.com.ar

pozyczkionline.pl

pozyczkionline.eu

pozyczkionline.com.pl

pozyczkaonline.pl

pozyczkaonline.com.pl

pozyczkaonline.eu

providentinternational.ru

providentinternational.in

providentfinancialcup.cz

providentfinancial.ru

providentfinancial.in

providentfinancial.com.ar

provident.ru

provident.com.ar

provident-personal-credit.ru

pujckaprovident.cz

providentpersonalcredit.ru

providentpersonalcredit.in

providentmagyarorszag.hu

providentmagyarorszag.co.hu

i-p-f.com.ar

i-p-f.co.in

dostupna-pujcka.cz

chcipujcit.cz

aspirant.sk

aspirant.ro

aspirant.hu

aspirant.com.mx

aspirant.com.br

aspirant.com

10yearsprovident.pl

international-personal-finance.com.ua

provident-personal-credit.com.ua

provident-personal-credit.com.br

provident-international.com.ua

provident-international.com.br

provident-financial.com.ua

provident-financial.com.br

providentpersonalcredit.com.ua

providentpersonalcredit.com.br

providentinternational.com.ua

providentinternational.com.br

providentfinancial.com.ua

providentfinancial.com.br

provident.com.ua

i-p-f.com.ua

EXECUTED AND DELIVERED)
AS A DEED by)
Provident Financial plc)
acting by)

....
Director

....
Director / ~~Secretary~~

EXECUTED AND DELIVERED)
AS A DEED by)
International Personal)
Finance plc)
acting by)

....
Director

....
Director / ~~Secretary~~

INTERNATIONAL PERSONAL FINANCE plc

RULES OF THE INTERNATIONAL PERSONAL FINANCE plc INTERNATIONAL EMPLOYEE SAVINGS-RELATED SHARE OPTION SCHEME

Adopted by the Board of the Company on 19 June 2007

PN070150041

INTERNATIONAL PERSONAL FINANCE plc

INTERNATIONAL EMPLOYEE SAVINGS-RELATED SHARE OPTION SCHEME

CONTENTS

INTERNATIONAL PERSONAL FINANCE plc

INTERNATIONAL EMPLOYEE SAVINGS-RELATED SHARE OPTION SCHEME

RULES

1. INTERPRETATION AND CONSTRUCTION

Definitions

(a) In this Scheme except where the context otherwise requires the following expressions shall have the following meanings:

Acquiring Company — Any company which:

(a) has obtained Control of the Company either:

(i) as a result of making a Takeover Offer; or

(ii) in pursuance of a Compromise; or

(b) has served a Buy Out Notice or Notices.

Acquiring Person — Any person not being an Acquiring Company who:

(a) either alone or together with any person acting in concert with him has obtained Control of the Company as a result of making a Takeover Offer or otherwise; or

(b) having such Control makes a general offer to acquire the whole of the issued Ordinary Share Capital of the Company (other than that which is already owned by him and/or any person acting in concert with him).

Acquisition Price — The amount payable on and for the exercise of an Option being the product (after any adjustment pursuant to Rule 3(b)) of the Option Price and the number of Scheme Shares in respect of which the Option is exercised.

Appropriate Period	In relation to: (a) a Takeover Offer means the period of 6 months beginning with the time when the person making the Takeover Offer has obtained Control of the Company and any conditions subject to which the Takeover Offer is made is satisfied; (b) a Compromise means the period of 6 months beginning with the time when the court sanctions the Compromise; (c) a Buy Out Notice means the period during which the Acquiring Company is entitled and bound to acquire shares on the terms of the offer contained in such Buy Out Notice; (d) an Acquiring Person who obtains Control, or who having Control of the Company makes a general offer for the whole of the issued Ordinary Share Capital of the Company, means the period of 6 months beginning with the time when the Acquiring Person obtains Control or makes the offer as the case may be.
Auditors	The auditors for the time being of the Company or where there are joint auditors such one of them as the Directors shall nominate.
Bonus Date	Where the Savings Contract is :- (a) for five years, the date one month after the payment of the sixtieth monthly contribution is credited to the Option-holders account with the Savings Authority; (b) for three years, the date one month after the payment of the thirty sixth monthly contribution is credited to the Option-holder's account with the Savings Authority.

Buy Out Notice	In relation to the Company means a notice served by a person who has become entitled to serve such notice on the shareholders of the Company under Schedule 2 of the Takeovers Directive (Interim Implementation) Regulations 2006.
the Company	International Personal Finance plc.
Compromise	In relation to the Company means a compromise or arrangement sanctioned by the court under section 425 of the Companies Act 1985.
Continuous Service	Continuous employment within the meaning given by section 211 of the Employment Rights Act 1996 or any Corresponding Provision.
Control	Control as defined in section 840 of ICTA.
Corresponding Provision	In relation to any statutory provision mentioned in these Rules, any law of a jurisdiction other than the United Kingdom which, in the opinion of the Directors is of a similar purpose and effect to the relevant statutory provision in these rules and which is applicable to the Option-holder concerned.
Date of Grant	The date on which an Option is granted to an Eligible Employee in accordance with the provisions of Rule 5(e).
Dealing Day	A day on which transactions take place on the London Stock Exchange.
Directors	The Board of Directors of the Company or a duly authorised committee thereof.
Eligible Employee	Any person who is approved by the Directors, in their absolute discretion and who:- (a) is a director or employee of a Group Company; (b) on the Qualification Date had not less than 6 months of Continuous Service or such other period of Continuous Service as the Directors may from time to time determine (provided such period is not

greater than a period of 5 years immediately preceding the relevant Date of Grant); and

(c) has not within the previous 6 months been granted options under the UK Scheme.

Employees' Share Scheme	An employees' share scheme as defined in section 743 of the Companies Act 1985.
Exercise Period	Any period during which Options may be exercised as set out in Rules 7(a) to 7(e) and Rule 9.
Grant Period	Any period of 42 days: (i) immediately succeeding the admission of the Company's shares to the London Stock Exchange; (ii) commencing on the Dealing Day immediately following the date of an announcement by the London Stock Exchange (or where there is no announcement, the publication) of the Company's annual or interim results; (iii) commencing on the Dealing Day immediately following the date of the lifting of such restrictions as are specified in Rule 5(h) or in such other exceptional circumstances as the Directors may determine.
Group Company	The Company or a company which is for the time being a Subsidiary over which the Company has Control and which has been nominated by the Directors to participate for the time being in this Scheme.
ICTA	The Income and Corporation Taxes Act 1988.
London Stock Exchange	The London Stock Exchange Limited or any successor body.
Market Value	The middle market quotation of a Scheme Share as derived from the London Stock

Exchange Daily Official List on the immediately preceding Dealing Day or, if at the relevant time the Scheme Shares are not listed in such Daily Official List, the market value of a Scheme Share determined in accordance with Part VIII of the Taxation of Chargeable Gains Act 1992, on the relevant date or dates.

Five Year Savings Contract — A Savings Contract under which the Participant has elected to pay 60 months contributions with the intention of exercising his Option on completion of those contributions.

Normal Retirement Date — The age at which an employee is bound to retire in accordance with the terms of his contract of employment.

Notional Repayment — In relation to any Savings Contract, the aggregate amount which would be repayable upon the Bonus Date to the Employee if he had, at the date on which he entered into that Savings Contract, entered into a Contract under an SAYE Scheme under which he was to pay a monthly contribution equal to the amount which he is to pay under the Savings Contract which, for these purposes, will be converted, where applicable, into its sterling equivalent at such rate of exchange as the Directors may determine.

Option — A right to acquire Scheme Shares granted under the provisions of this Scheme and for the time being subsisting.

Option-holder — A person who holds an Option, or (where the context admits) his personal representatives.

Option Price — The price per Scheme Share determined by the Directors being:

(a) in the case of an Option to be satisfied by the issue by the Company of Scheme Shares not less than the greater of:

(i) the nominal value of a Scheme Share; and

(ii) 80 per cent. Of the Market Value of such a Scheme Share on the

date selected by the Directors being at any time within the week immediately prior to the date of the announcement made pursuant to Rule 4(a); or

(b) in the case of an Option to be satisfied by the transfer of Scheme Shares, not less than 80 per cent. of the Market Value of a Scheme Share on the date selected by the Directors being at any time within the week immediately prior to the date of the announcement.

Option Rollover

In relation to an Option shall mean a release by the Option-holder with the consent of the Acquiring Company of his rights ("old rights") under this Scheme in consideration of the grant to him of rights ("new rights") which are equivalent to the old rights but which relate to shares in:

(a) the Acquiring Company; or

(b) a company which has Control of the Acquiring Company; or

(c) a company which either is, or has Control of, a company which is a member of a consortium within the meaning of paragraph 18(c) of Schedule 3 of the Income Tax (Earnings and Pensions) Act 2003

where the term "equivalent" shall be construed in accordance with Rule 9(c).

Ordinary Share Capital

The ordinary share capital of the Company as defined in section 832(1) of ICTA.

Qualification Date

The date of announcement by the Directors of the number of shares over which Options are to be granted immediately preceding the relevant Date of Grant.

Rolled-over

The action of effecting an Option Rollover or its

completion.

Savings Authority	A building society, bank or other appropriate person to whom the Directors from time to time determine that contributions are payable under the terms of a Savings Contract.
Savings Contract	in relation to an Option, the contract entered into, or to be entered into in connection with the grant of that Option and which is with a Savings Authority on terms approved by the Directors for the purposes of this Scheme.
this Scheme	This scheme in its present form or as from time to time amended in accordance with the provisions hereof.
Scheme Shares	Fully paid ordinary shares in the capital of the Company for the time being or any shares representing the same.
Three Year Savings Contract	A Savings Contract under which the Participant has elected to pay 36 monthly contributions with the intention of exercising his Option on completion of those contributions.
Subsidiary	A company which is a subsidiary of the Company within the meaning of section 736 of the Companies Act 1985.
Takeover Offer	In relation to the Company means either: (a) a general offer to acquire the whole of the issued Ordinary Share Capital of the Company (other than that which is already owned by the person making the offer and/or by its holding company and/or by the subsidiaries of it or its holding company) which is made on a condition such that if it is satisfied the person making the offer will have Control of the Company; or

(b) a general offer to acquire all the shares in the Company (other than that which is already owned by the person making the offer and/or by its holding company and/or by the subsidiaries of it or of the holding company) of the same class as the Scheme Shares,

where the expressions "subsidiary" and "holding company" have the meanings given to them by section 736 of the Companies Act 1985.

Trustee means the trustee or trustees for the time being of any trust established whose beneficiaries include Eligible Employees and nominated for the purposes of this Scheme by the Directors.

UK Scheme The International Personal Finance plc Employees Savings Related Share Option Scheme or such other replacement scheme as may be nominated by the Directors.

Valid Application An application made by an Eligible Employee on the application form provided by the Directors by the date specified in an announcement made in accordance with Rule 4(a) as the latest date for applications in which:

(a) the monthly contribution specified is permitted by Rule 5(a); and

(b) the bonus specified is permitted by the terms of the announcement.

Construction

(b) Words or expressions used herein shall:-

(i) when denoting the masculine gender include the feminine;

(ii) when denoting the singular include the plural and vice versa;

(iii) when referring to any enactment be construed as a reference to that enactment under English law as for the time being amended or re-enacted; and

(iv) when referring to Rules throughout this Scheme be taken to refer to Rules of this Scheme.

(c) For the purposes of any application of the provisions of this Scheme following any Option Rollover:

(i) any new rights granted pursuant to Rule 9 shall be regarded as having been granted at the time the corresponding old rights were granted;

(ii) Rules 3, 7, 8, 9, 10, 11 and 12 shall in relation to the new rights be construed as if the following terms have the meanings assigned to them in this Rule 1(c) and not the meanings assigned to them in Rule 1(a):

Auditors	the auditors for the time being of the company in respect of which new rights have been granted or where there are joint auditors such one of them as the directors of that company shall nominate;
Company	the company in respect of whose shares new rights have been granted;
Directors	the Board of Directors of the company in respect of whose shares new rights have been granted or a duly authorised committee thereof;
Scheme Shares	fully paid ordinary shares in the capital of the company for the time being over whose shares new rights have been granted ;
Shares subject to this Scheme	Scheme Shares.

(d) Where under any of the provisions of these Rules it is provided that an Option shall lapse that Option shall cease to be exercisable thereafter notwithstanding any other provision of these Rules.

2. SCHEME LIMITS

Limit on ordinary share capital placed under option

(a) The aggregate amount of Ordinary Share Capital over which Options to subscribe for Scheme Shares may be granted on any date when aggregated with:

(i) the amount of Ordinary Share Capital issued or remaining issuable pursuant to options granted in the previous 10 years under this Scheme and under any other share option scheme established by the Company; and

(ii) the amount of Ordinary Share Capital issued in the previous 10 years under any other Employees' Share Scheme of the Company;

shall not exceed 10% of the amount of the Ordinary Share Capital in issue on the day preceding that date.

(b) For the purposes of this Rule 2, references to new Shares being issued shall include:-

(i) the placing by the Directors or the Trustee of unissued Shares under option (while such options subsist); and

(ii) in so far as not otherwise taken into account, any subscription for Shares which are issued for the purpose of satisfying any option.

3. ORDINARY SHARE CAPITAL

Availability of authorised capital

(a) The Company shall at all times keep available sufficient authorised and unissued Scheme Shares to satisfy the exercise to the full extent still possible of all Options which have neither lapsed nor been fully exercised save those the exercise of which is to be satisfied by the transfer and not the issue of Scheme Shares, taking account of any other obligations of the Company to issue Scheme Shares.

Variation of share capital and adjustment of options

(b) In the event of any capitalisation issue or rights issue, rights offer or any reduction, sub-division, consolidation of the share capital of the Company (or other variation of the share capital of the Company subject to shareholder approval), or in the event of any special dividend or demerger the number of Scheme Shares comprised in any Option and/or the Option Price may be adjusted by the Directors in such manner as the Auditors have confirmed in writing to be in their opinion fair and reasonable provided always that no adjustment shall be made except in the case of an Option over Scheme Shares in issue, which would cause the price per Scheme Share to be less than the nominal value of that Scheme Share. Notice of any such adjustment shall be given to the Option-holders by the Directors, who may call in Option certificates for endorsement.

4. APPLICATIONS FOR OPTIONS

(a) Subject to the restrictions hereinafter contained, the Directors may, at their discretion, (but in the case of Options to be granted by the Trustee, only following a recommendation from the Trustee) determine that this Scheme shall operate and thereafter the Directors shall announce after the commencement of a Grant Period:

(i) the Option Price;

(ii) the last date by which applications made pursuant to Rule 4(b) must be received (which shall be not earlier than 14 days after the date on which the announcement is made); and

(iii) which Savings Contracts may be used for the application linked to those Options.

(b) Each person who in relation to a grant of an Option is an Eligible Employee may, not later than the date specified in the announcement referred to in Rule 4(a) as the last date for receipt of applications, apply for an Option in respect of any of the Scheme Shares specified in any such announcement, by delivery of a duly completed valid application form complying with the requirements of this Rule to the Secretary for the time being of the Company, or as specified on the application form.

(c) Applications for Options shall be in writing in such form as the Directors (or the Trustee (as the case may be)) may from time to time prescribe.

5. GRANT OF OPTIONS

Contributions under the savings contract

(a) The monthly contribution payable by a participant under a Savings Contract shall be in £1 and shall not:

(i) be less than £5 or such other minimum amount as may for the time being be permitted under the terms of the UK Scheme; nor

(ii) when aggregated with the monthly contributions being paid under any other savings contract(s), entered into by that participant in connection with the grant of any option under a savings-related share option scheme operated by the Company, exceed the maximum amount permitted for the time being under the UK Scheme.

For the purposes of applying the limits set out in this Rule 5(a) and Rule 5(f) the contributions any Eligible Employee is paying, or wishes to pay, under the Savings Contract will be converted, where applicable, into the sterling equivalent at such rate of exchange as the Directors may decide to be appropriate.

Timing of grant

(b) Subject to Rule 5(f) final sub-paragraph, Options may only be granted during a Grant Period.

(c) No Option shall be granted to any Eligible Employee if such grant shall be prohibited under any relevant legislation from time to time in force applicable to the granting of Options under this Scheme.

Grant of options

(d) The grant of an Option shall be conditional upon the Eligible Employee having submitted to the Directors a Valid Application, prior to the grant of that Option, for entry into a Savings Contract. In making his application the Eligible Employee shall state inter alia the monthly contribution which he would like to make under the Savings Contract and, the period of his chosen Savings Contract. The application form must also authorise the Eligible Employee's employer to deduct the monthly savings contributions from his pay and to pay them to the Savings Authority and the Directors to make appropriate amendments to the form if applications have to be scaled down under Rule 5(f). Each such application shall be deemed to be in respect of the largest whole number of Scheme Shares which can be purchased with the Notional Repayment.

(e) As soon as possible after the final date for the receipt of applications in relation to each grant of Options and within 30 days after the related announcement made by the Directors under Rule 4(a) , the Directors or the Trustee, as the case may be, shall, subject to Rule 5(f), grant to each Eligible Employee who has submitted a Valid Application an Option in respect of the whole number of Scheme Shares for which he is deemed to have applied in accordance with Rule 4(b).

(f) If the Directors receive Valid Applications such that on the grant of all the Options applied for the maximum number of Shares determined by the Directors pursuant to Rule 4(a)(i) or the limits in Rule 2 would be exceeded, then subject to the provisions of Rule 5(a)(i) the following steps shall be carried out in the following order to the extent necessary to eliminate the excess:

(i) the excess over £5 of the monthly savings contribution chosen by each applicant shall be reduced pro-rata to the extent necessary;

(ii) each application for a Five Year Saving Contract shall be deemed to be an application for a Three Year Savings Contract;

(iii) applications will be selected by lot, each based on a monthly savings contribution of £5 and the exclusion of any bonus in the repayment under the Savings Contract.

As soon as possible after the final date for the receipt of applications in relation to each grant of Options and within 42 days after the date on which Market Value is determined, the Directors, or the Trustee, as the case may be, shall grant to each Eligible Employee who has submitted a Valid Application, or where appropriate to those Eligible Employees selected by lot pursuant to this Rule 5(f), an Option in respect of the number of Scheme Shares for which he is

deemed to have applied scaled down proportionately to the reduction made in his monthly contributions pursuant to this Rule 5(f).

Option certificates

(g) Subject to the Eligible Employee entering into a Savings Contract, the Company or the Trustee, as the case may be, shall as soon as possible after such date issue an Option certificate in respect of each Option granted, specifying the Date of Grant, the number of Scheme Shares subject to the Option, the Option Price if the Option is exercised in full and the Acquisition Price.

Restrictions on grant of options

(h) If the Directors are prevented at any time by any applicable statute, order, regulation or governmental directive from making an announcement pursuant to Rule 4(a) or from granting Options within the time limits imposed by these Rules, they may make such an announcement within 42 days after the lifting of such restrictions.

Options only to be granted to employees and directors

(i) No Option shall be granted to any person who is no longer a director or employee of a Group Company on the date Options are granted under this Rule 5.

Life of the scheme

(j) No Option may be granted after 16 July, 2017.

6. NON-TRANSFERABILITY OF OPTIONS

No Option nor any right thereunder shall be capable of being transferred, assigned or charged and any such purported transfer, assignment or charge shall result in the cancellation of the Option. Provided always that on the death of an Option-holder an Option may be exercised by his personal representatives in accordance with Rule 7(b).

7. RIGHTS TO EXERCISE OPTIONS

General

(a) (i) Save as provided in Rules 7(b), 7(c),7(e) and 9, an Option may be exercised only during the period commencing with the Bonus Date under the relevant Savings Contract; and

(ii) save as provided in Rules 7(b)(i) and (ii), an Option shall not be exercisable later than 6 months after the Bonus Date.

Death

(b) If an Option-holder dies, an Option may only be exercised by his personal representatives:

(i) within 12 months after the date of his death if such death occurs before the Bonus Date;

(ii) within 12 months after the Bonus Date in the event of his death within 6 months after such Bonus Date.

Cessation of employment in special circumstances

(c) Subject to Rule 7(a)(ii) an Option may be exercised by an Option-holder within 6 months after his ceasing to hold the office or employment by virtue of which he is an Eligible Employee by reason only:

(i) of injury, disability, or redundancy within the meaning of the Employment Rights Act 1996 or a Corresponding Provision; or

(ii) of retirement on reaching Normal Retirement Date; or

(iii) that office or employment is in a company of which the Company ceases to have Control; or

(iv) that office or employment relates to a business or part of a business which is transferred to a person other than a company of which the Company has Control.

(d) No person shall be treated for the purposes of Rules 7(c) and 7(e) as ceasing to hold the office or employment by virtue of which he is an Eligible Employee until he ceases to hold any office or employment in the Company or any Group Company or any company over which the Company has Control.

Cessation of employment in other circumstances

(e) If an Option-holder shall cease to hold the office or employment by virtue of which he is an Eligible Employee for any reason (other than in circumstances where his employer would have been entitled to dismiss him summarily) more than 3 years after the Date of Grant of an Option, such Option may be exercised within 6 months after the date of such cessation.

Conditions to be satisfied at time of exercise

(f) No Option may be exercised by, or by the personal representatives of an Option-holder who is (or at the date of his death was) not a director or employee of the Company or a Group Company unless the Option is to be exercised pursuant to Rules 7(b), (c) and (e),

Provided that if at the Bonus Date an Option-holder holds an office or employment in a company which is not a participating company but which is a company of which the Company has Control, those rights may be exercised within six months of that date.

Restricted Exercise

(g) This Rule 7(g) applies if an Option is exercised before the Bonus Date and overrides all other Rules or otherwise stated. The Option may only be exercised in respect of that number of Shares calculated by the formula:-

A X (B ÷ C)

where

A is the number of Shares subject to the Option;

B is the total number of monthly contributions paid, excluding any monthly contribution the due date for the payment of which falls after the date of exercise or the date of the participant's death; and

C is the number being (either 36 or 60) of monthly contributions which the Eligible Employee had originally elected to pay under the relevant Savings Contract.

Lapsing of Options

(h) An Option shall lapse upon the occurrence of the earliest of the following events:

(i) except where the Option-holder dies, the date following 6 months after the Bonus Date;

(ii) the expiry of any of the periods specified in Rules 7(b), (c) or (e);

(iii) an Option-holder being adjudicated bankrupt,

(iv) an Option-holder giving, or under the terms of the Savings Contract having or being deemed to have given, notice to the relevant Savings Authority that he intends to stop paying contributions under his Savings Contract or having given notice to the relevant Savings Authority of an application for repayment of his Savings Contract,

(v) the cessation of employment by an Option-holder in circumstances other than where the cessation of employment arises on any of the grounds specified in rule 7;

(vi) the expiry of any Appropriate Period if an Option has become exercisable pursuant to rule 9; and

(vii) the winding up of the Company.

Family Leave

(i) Where an Option-holder is away from work (whether or not he or she ceases to be an employee of a Group Company) because of pregnancy or confinement, maternity, paternity, adoption or other leave arising from the assumption of parental responsibility for a child then he or she will be deemed for the purposes of these Rules not have to ceased to be employed by a Group Company unless and until the Directors are satisfied that there is no longer any reasonable expectation of him or her returning to work in exercise of any contractual or statutory right conferred by the law of the relevant local jurisdiction to return to work.

8. LOSS OF OFFICE OR EMPLOYMENT

If an Option-holder shall cease for any reason to be employed by the Company, or any other company which is or was a Group Company or any company over which the Company has Control, his rights and benefits under this Scheme or in connection therewith (actual or prospective) or any loss thereof shall not in any way entitle him to claim compensation against the Company or any other Group Company or any company over which the Company has Control and shall not be taken into account in assessing any compensation to which he may otherwise be entitled notwithstanding that he may have been dismissed wrongfully or otherwise contrary to any applicable local law and the Option-holder agrees to waive all and any rights to compensation or damages in consequence of such cessation insofar as these rights arise or may arise from his ceasing to have rights under or a diminution in his existing rights or the potential loss of future rights under this Scheme.

9. TAKEOVERS, RECONSTRUCTION, AMALGAMATION AND LIQUIDATION

Change in control of the company - acquiring company

(a) If any company has become an Acquiring Company, the Directors shall as soon as practicable thereafter notify every Option-holder accordingly, and each Option-holder may within the Appropriate Period:

(i) exercise his Options to the extent of the repayment due under the relevant Savings Contracts; or

(ii) where the Option has not been exercised, execute, with the consent of the Acquiring Company, an Option Rollover.

(b) For the purposes of an Option Rollover the new rights shall only be regarded as equivalent to the old rights if:-

(i) the new rights are exercisable in the same manner as the old rights and subject to the provisions of this Scheme as it had effect immediately before an Option Rollover; and

(ii) the total Market Value of the Scheme Shares subject to an Option which is being Rolled-Over is equal immediately before such Option Rollover to the total market value (determined in accordance with Part VIII of the Taxation of Chargeable Gains Act 1992) of the shares in respect of which an Option-holder's new rights are being granted immediately after such Option Rollover; and

(iii) the total amount payable in respect of the exercise in full of an Option following an Option Rollover is equal to the total Acquisition Price immediately preceding such Option Rollover.

Change in control of the company - acquiring person

(c) If any person becomes an Acquiring Person, the Directors shall as soon as practicable thereafter notify every Option-holder accordingly and each Option-holder may within the Appropriate Period exercise his Options to the extent of the repayment due under the relevant Savings Contracts.

Liquidation

(d) If notice is duly given of a General Meeting at which a resolution will be proposed for the voluntary winding-up of the Company except for the purposes of reconstruction or amalgamation, any Option shall, subject to Rule 7(a)(ii), be exercisable (but so that any exercise hereunder shall be conditional upon such resolution being passed) at any time thereafter until the resolution is duly passed or defeated or the General Meeting concluded or adjourned sine die, whichever shall first occur. If such resolution is duly passed an Option may be exercised within 6 months of the passing of the resolution save that the Option shall lapse on the winding up of the Company.

10. EXERCISE OF OPTIONS AND LISTING OF SHARES

Procedures on exercise

(a) An Option may be exercised, in respect of all or any of the Scheme Shares to which it relates, by actual physical delivery to the Secretary of the Company or its other duly appointed agent (if Rule 10(e) is applicable, as agent for the Trustee) during the relevant Exercise Period of an Option certificate covering at least all the Scheme Shares over which the Option is then to be exercised, with the notice of exercise endorsed thereon duly completed and signed by the Option-holder (or by his duly authorised agent), together with a remittance in pounds sterling or, if the Directors so decide, an appropriate authority to obtain such remittance from the Savings Authority for the Acquisition Price (payable if Rule 10(e) is applicable, to the Company as agent for the Trustee) in respect of the Scheme Shares over which the Option is to be exercised.

(b) Execution of an Option Rollover under this Scheme, in accordance with Rule 9 is to be effected by notice in writing in a form prescribed by the Directors of the Acquiring Company.

(c) All allotments, issues and transfers of Scheme Shares shall be subject to any necessary consents of HM Treasury or other authorities in the United Kingdom or elsewhere under enactments or regulations for the time being in force and it shall be the responsibility of the Option-holder to comply with any requirements to be fulfilled in order to obtain or obviate the necessity for any such consent.

(d) Within 28 days after the date of exercise of an Option in accordance with this Scheme the Company shall procure that the Option-holder acquires the Shares in respect of which the Option has been validly exercised by either:-

(i) allotting and issuing credited as fully paid Scheme Shares to the Option-holder or to a company sponsored nominee on his behalf; or

(ii) procuring the transfer of Scheme Shares to the Option-holder or to a company sponsored nominee on his behalf; and cause to be registered in his name or the name of a company sponsored nominee on his behalf the number of Scheme Shares specified in the notice and, save where no share certificate is issuable, shall deliver to the Option-holder either an appropriately endorsed share certificate in respect thereof or a statement of entitlement under the said company sponsored nominee.

(e) Where either the Company procures the transfer of Shares to an Eligible Employee or a company sponsored nominee on his behalf from the Trustee or the Trustee granted the Option which has been exercised, then the Company shall receive the option certificate, notice of exercise and remittance for the Acquisition Price as agent for the Trustee and shall promptly account to the Trustee for an amount equal to the Acquisition Price.

Rights attaching to scheme shares

(f) Save as regards rights attaching to Scheme Shares by reference to a record date prior to the date on which the Scheme Shares are allotted and issued, Scheme Shares issued upon the exercise of Options shall be identical and rank pari passu in all respects with the Scheme Shares then in issue.

Listing

(g) If the Company is listed on the London Stock Exchange at the time when an Option is exercised, the Company shall use its best endeavours to ensure that as soon as practicable after the allotment of any Scheme Shares under this Scheme the same shall be admitted to the Official List of the London Stock Exchange.

Withholding obligations

(h) This Rule applies if an Option-holder is liable to tax, duties, social security contributions or other amounts on the exercise of his Option and his employer or former employer is liable to make a payment to the appropriate authorities on account of that liability. On exercising his Option the Option-holder must

enter into such arrangements as the Directors may approve for the purpose of ensuring that the Option-holder's employer or former employer is put in sufficient funds to enable it to discharge its liability to make the payment to the appropriate authorities or is reimbursed for any payment made. Such arrangements may (without limitation) include an instruction to the Directors to sell, or procure the sale, on behalf of the Option-holder of sufficient of the Scheme Shares issuable or transferable to the Option-holder so that the net proceeds of sale are as nearly as possible equal to, but not less than, the Directors' best estimate (calculated in good faith) of the payment which the employer or former employer is required to pay to the appropriate authorities.

11. SCHEME AMENDMENTS AND TERMINATION

Amendments

(a) Subject to Rule 11(c) the Directors may from time to time at their absolute discretion (but only with the prior consent of the Trustee if there are subsisting Options which the Trustee is liable to satisfy) amend any of the Rules of this Scheme provided that except with the prior approval of the Company in General Meeting no amendment to the advantage of Option-holders shall be made.

(b) No amendment waiver or replacement to this Scheme shall be made to the extent to which it would have the effect of abrogating or altering adversely any of the subsisting rights of Option-holders except with such consent on their part as would be required by the provisions of the Company's Articles of Association if the Scheme Shares to be issued on the exercise of the Options already granted and still subsisting were so issued and constituted a separate class of share capital and if such provisions applied mutatis mutandis thereto.

(c) Rule 11(a) shall not apply to any amendment which the Directors consider is necessary or desirable to comply with or take account of the provisions of any proposed or existing legislation, or to take advantage of any changes to the legislation, or to obtain or maintain favourable taxation, exchange control or regulatory treatment of the Company, any Subsidiary or any Option-holder or any minor amendment to benefit the administration of this Scheme provided in each case any such amendment does not affect the basic principles of the Scheme or the limits in Rule 2.

(d) The Directors shall have the power from time to time to make or vary regulations for the administration of this Scheme and to amend the terms or impose further conditions on the grant and exercise of Options to take account of overseas taxation, and securities or exchange control laws provided always that such regulations, terms and conditions shall not be inconsistent with the provisions of this Scheme.

Termination

(e) The Company by ordinary resolution or the Directors may at any time resolve that no further Options be granted under this Scheme, and in such event no further Options will be granted but in all other respects the provisions of this Scheme shall remain in force.

12 ADMINISTRATION

Notice and documents

(a) Any notice or other document required to be given hereunder to any Option-holder shall be delivered to him or sent by either

(i) first class post or equivalent in the relevant jurisdiction to him at his home address according to the records of his employing company or such other address as may appear to such company to be appropriate;

(ii) such facsimile number or e-mail address as may have been notified previously for the purposes of these rules by him.

(b) Any notice or other document required to be given to the Company shall be delivered to it or sent by either

(i) first class post or its equivalent in the relevant jurisdiction to its registered office; or

(ii) such facsimile number or e-mail address as may have been notified previously for the purposes of the rules by it.

(c) Notices sent by post shall be deemed to have been given on the third day following the date of posting. Notices sent by fax or e-mail shall be deemed to have been given when despatched provided there is no reasonable indication that transmission has not been successful.

(d) Option-holders not otherwise entitled thereto shall not be sent copies of such notices and other documents sent by the Company to its ordinary shareholders generally.

Disputes

(e) The decision of the Directors in any dispute or question relating to any Option shall be final and conclusive provided that it has been made in accordance with the provisions of this Scheme.

Costs of the scheme

(f) The costs of introducing and administering this Scheme shall be borne by the Company.

13. GENERAL

Auditors

(a) In any matter in which they are required to act hereunder the Auditors shall be deemed to be acting as experts and not as arbitrators and the Arbitration Acts 1950 to 1979 shall not apply hereto.

Employee trust

(b) The Company and any Subsidiary may provide money to the trustees of any trust or any other person to enable them or him to acquire *shares to be held for* the purposes *of the Scheme,* or enter into any guarantee or indemnity for those purposes, to the extent permitted by section 153 of the Companies Act 1985.

SCHEDULE 1

This Schedule sets out the provisions of the Polish part of the Scheme which shall apply to all Options granted under the Scheme to individuals who are resident in Poland.

RULES

1. INTERPRETATION AND CONSTRUCTION

Definitions

(a) In this Scheme except where the context otherwise requires the following expressions shall have the following meanings:

Acquiring Company — Any company which:

(a) has obtained Control of the Company either:

(i) as a result of making a Takeover Offer; or

(ii) in pursuance of a Compromise; or

(b) has served a Buy Out Notice or Notices.

Acquiring Person — Any person not being an Acquiring Company who:

(a) either alone or together with any person acting in concert with him has obtained Control of the Company as a result of making a Takeover Offer or otherwise; or

(b) having such Control makes a general offer to acquire the whole of the issued Ordinary Share Capital of the Company (other than that which is already owned by him and/or any person acting in concert with him).

Acquisition Price — The amount payable on and for the exercise of an Option being the product (after any adjustment pursuant to Rule 3(b)) of the Option Price and the number of Scheme Shares in respect of which the Option is exercised.

Appropriate Period

In relation to:

(a) a Takeover Offer means the period of 6 months beginning with the time when the person making the Takeover Offer has obtained Control of the Company and any conditions subject to which the Takeover Offer is made are satisfied;

(b) a Compromise means the period of 6 months beginning with the time when the court sanctions the Compromise;

(c) a Buy Out Notice means the period during which the Acquiring Company is entitled and bound to acquire shares on the terms of the offer contained in such Buy Out Notice;

(d) an Acquiring Person who obtains Control, or who having Control of the Company makes a general offer for the whole of the issued Ordinary Share Capital of the Company, means the period of 6 months beginning with the time when the Acquiring Person obtains Control or makes the offer as the case may be.

Auditors

The auditors for the time being of the Company or where there are joint auditors such one of them as the Directors shall nominate.

Bonus Date

3 years after the start of the Option-holder's Savings Contract (or such other date as the Directors in their discretion may decide and notify to Option-holders).

Buy Out Notice

In relation to the Company means a notice served by a person who has become entitled to serve such notice on the shareholders of the Company under Schedule 2 of the Takeovers Directive (Interim Implementation) Regulations 2006.

the Company

International Personal Finance plc.

Compromise

In relation to the Company means a compromise or arrangement sanctioned by the court under section 425 of the Companies Act

1985.

Continuous Service	Continuous employment within the meaning given by section 211 of the Employment Rights Act 1996 or any Corresponding Provision.
Control	Control as defined in section 840 of ICTA.
Corresponding Provision	In relation to any statutory provision mentioned in these Rules, any law of a jurisdiction other than the United Kingdom which, in the opinion of the Directors is of a similar purpose and effect to the relevant statutory provision in these rules and which is applicable to the Option-holder concerned.
Date of Grant	The date on which an Option is granted to an Eligible Employee in accordance with the provisions of Rule 5(e).
Dealing Day	A day on which transactions take place on the London Stock Exchange.
Directors	The Board of Directors of the Company or a duly authorised committee thereof.
Eligible Employee	Any person who is approved by the Directors, in their absolute discretion and who:- (a) is resident in Poland and is an executive director or employee of a Group Company; (b) on the Qualification Date had not less than 6 months of Continuous Service or such other period of Continuous Service as the Directors may from time to time determine (provided such period is not greater than a period of 5 years immediately preceding the relevant Date of Grant); and (c) has not within the previous 6 months been granted options under the UK Scheme.
Employees' Share Scheme	An employees' share scheme as defined in section 743 of the Companies Act 1985.
Exercise Period	Any period during which Options may be exercised as set out in Rules 7(a) to 7(e) and

Rule 9.

Grant Period	Any period of 42 days: (i) immediately succeeding the admission of the Company's shares to the London Stock Exchange; (ii) commencing on the Dealing Day immediately following the date of an announcement by the London Stock Exchange (or where there is no announcement, the publication) of the Company's annual or interim results; (iii) commencing on the Dealing Day immediately following the date of the lifting of such restrictions as are specified in Rule 5(h) or in such other exceptional circumstances as the Directors may determine.
Group Company	The Company or a company which is for the time being a Subsidiary over which the Company has Control and which has been nominated by the Directors to participate for the time being in this Scheme.
ICTA	The Income and Corporation Taxes Act 1988.
London Stock Exchange	The London Stock Exchange plc or any successor body.
Market Value	The middle market quotation of a Scheme Share as derived from the London Stock Exchange Daily Official List on the immediately preceding Dealing Day or, if at the relevant time the Scheme Shares are not listed in such Daily Official List, the market value of a Scheme Share determined in accordance with Part VIII of the Taxation of Chargeable Gains Act 1992, on the relevant date or dates.
Normal Retirement Date	The age at which an employee may retire in accordance with the applicable social security laws.
Notional Repayment	In relation to any Savings Contract the amount which the Directors shall determine and notify

to Eligible Employees in advance, being either

(a) the aggregate amount which would be repayable upon the Bonus Date to the Employee if he had, at the date on which he entered into that Savings Contract, entered into a savings contract under the UK Scheme under which he was to pay a monthly contribution equal to the amount which he is to pay under the Savings Contract which, for these purposes, will be converted, where applicable, into its sterling equivalent at such rate of exchange as the Directors may determine; or

(b) the amount which is expected to represent the proceeds of the Savings Contract on the Bonus Date on the assumption that there is no change in the UK/Polish exchange rate during the Savings Contract. For this purpose the exchange rate shall be such rate on such date as the Directors may decide to be appropriate.

Option — A right to acquire Scheme Shares granted under the provisions of this Scheme and for the time being subsisting.

Option-holder — A person who holds an Option, or (where the context admits) his personal representatives.

Option Price — The price per Scheme Share determined by the Directors being:

(a) *in the case of an Option to be satisfied* by the issue by the Company of Scheme Shares not less than the greater of:-

(i) the nominal value of a Scheme Share; and

(ii) 80 per cent of the Market Value of such a Scheme Share on the date selected by the Directors being at any time within the week immediately prior to the date of the announcement made pursuant to Rule 4(a); or

(b) in the case of an Option to be satisfied by the transfer of Scheme Shares, not less than 80 per cent. of the Market Value of a Scheme Share on the date selected by the Directors being at any time within the week immediately prior to the date of the announcement made pursuant to Rule 4(a).

Option Rollover	In relation to an Option shall mean a release by the Option-holder with the consent of the Acquiring Company of his rights ("old rights") under this Scheme in consideration of the grant to him of rights ("new rights") which are equivalent to the old rights but which relate to shares in: (a) the Acquiring Company; or (b) a company which has Control of the Acquiring Company; or (c) a company which either is, or has Control of, a company which is a member of a consortium within the meaning of paragraph 18 of Schedule 3 of the Income Tax (Earnings and Pensions) Act 2003 where the term "equivalent" shall be construed in accordance with Rule 9(b).
Ordinary Share Capital	The ordinary share capital of the Company as defined in section 832(1) of ICTA.
Qualification Date	The date of announcement by the Directors of the number of shares over which Options are to be granted immediately preceding the relevant Date of Grant.
Rolled-over	The action of effecting an Option Rollover or its completion.
Savings Authority	A building society, bank or other appropriate person to whom the Directors from time to time determine that contributions are payable under the terms of a Savings Contract.

Savings Contract	in relation to an Option, the contract entered into, or to be entered into in connection with the grant of that Option and which is with a Savings Authority on terms approved by the Directors for the purposes of this Scheme.
this Scheme	This scheme (the International Personal Finance plc International Employee Savings-Related Share Option Scheme) in its present form or as from time to time amended in accordance with the provisions hereof.
Scheme Shares	Fully paid ordinary shares in the capital of the Company for the time being or any shares representing the same.
Subsidiary	A company which is a subsidiary of the Company within the meaning of section 736 of the Companies Act 1985.
Takeover Offer	In relation to the Company means either: (a) a general offer to acquire the whole of the issued Ordinary Share Capital of the Company (other than that which is already owned by the person making the offer and/or by its holding company and/or by the subsidiaries of it or its holding company) which is made on a condition such that if it is satisfied the person making the offer will have Control of the Company; or (b) a general offer to acquire all the shares in the Company (other than that which is already owned by the person making the offer and/or by its holding company and/or by the subsidiaries of it or of the holding company) of the same class as the Scheme Shares, where the expressions "subsidiary" and "holding company" have the meanings given to them by section 736 of the Companies Act 1985.
Trustee	Means the trustee or trustees for the time being of any trust established whose beneficiaries

	include Eligible Employees and nominated for the purposes of this Scheme by the Directors.
UK Scheme	The International Personal Finance plc Employee Savings – Related Share Option Scheme or such other previous or replacement scheme as may be nominated by the Directors.
Valid Application	An application made by an Eligible Employee on the application forms provided by the Directors by the date specified in an announcement made in accordance with Rule 4(a) as the latest date for applications in which: (a) the monthly contribution specified is permitted by Rule 5(a); and (b) any bonus specified is permitted by the terms of the announcement.

Construction

(b) Words or expressions used herein shall:-

(i) when denoting the masculine gender include the feminine;

(ii) when denoting the singular include the plural and vice versa;

(iii) when referring to any enactment be construed as a reference to that enactment under English law as for the time being amended or re-enacted; and

(iv) when referring to Rules throughout this Scheme be taken to refer to Rules of this Scheme.

(c) For the purposes of any application of the provisions of this Scheme following any Option Rollover:

(i) any new rights granted pursuant to Rule 9 shall be regarded as having been granted at the time the corresponding old rights were granted;

(ii) Rules 3, 7, 8, 9, 10, 11 and 12 shall in relation to the new rights be construed as if the following terms have the meanings assigned to them in this Rule 1(c) and not the meanings assigned to them in Rule 1(a):

Auditors	The auditors for the time being of the company in respect of which new rights have been granted or where there are joint auditors such one of them as the directors of that company shall nominate;

Company	The company in respect of whose shares new rights have been granted;
Directors	The Board of Directors of the company in respect of whose shares new rights have been granted or a duly authorised committee thereof;
Scheme Shares	Fully paid ordinary shares in the capital of the company for the time being over whose shares new rights have been granted ;
Shares subject to this Scheme	Scheme Shares.

(d) Where under any of the provisions of these Rules it is provided that an Option shall lapse that Option shall cease to be exercisable thereafter notwithstanding any other provision of these Rules.

2. SCHEME LIMITS

Limit on ordinary share capital placed under option

(a) The aggregate amount of Ordinary Share Capital over which Options to subscribe for Scheme Shares may be granted on any date when aggregated with:

(i) the amount of Ordinary Share Capital issued or remaining issuable pursuant to options granted in the previous 10 years under this Scheme and under any other share option scheme established by the Company; and

(ii) the amount of Ordinary Share Capital issued in the previous 10 years under any other Employees' Share Scheme of the Company;

shall not exceed 10% of the amount of the Ordinary Share Capital in issue on the day preceding that date.

(b) For the purposes of this Rule 2, references to new Shares being issued shall include:-

(i) the placing by the Directors or the Trustee of unissued Shares under option (while such options subsist); and

(ii) in so far as not otherwise taken into account, any subscription for Shares which are issued for the purpose of satisfying any option.

3. ORDINARY SHARE CAPITAL

Availability of authorised capital

(a) The Company shall at all times keep available sufficient authorised and unissued Scheme Shares to satisfy the exercise to the full extent still possible of all Options which have neither lapsed nor been fully exercised save those the exercise of which is to be satisfied by the transfer and not the issue of Scheme Shares, taking account of any other obligations of the Company to issue Scheme Shares.

Variation of share capital and adjustment of options

(b) In the event of any capitalisation issue or rights issue, rights offer or any reduction, sub-division, consolidation of the share capital of the Company (or other variation of the share capital of the Company subject to shareholder approval), or in the event of any special dividend or demerger the number of Scheme Shares comprised in any Option and/or the Option Price may be adjusted by the Directors in such manner as the Auditors have confirmed in writing to be in their opinion fair and reasonable provided always that no adjustment shall be made except in the case of an Option over Scheme Shares in issue, which would cause the price per Scheme Share to be less than the nominal value of that Scheme Share. Notice of any such adjustment shall be given to the Option-holders by the Directors, who may call in Option certificates for endorsement.

4. APPLICATIONS FOR OPTIONS

(a) Subject to the restrictions hereinafter contained, the Directors may, at their discretion, (but in the case of Options to be granted by the Trustee, only following a recommendation from the Trustee) determine that this Scheme shall operate in relation to Poland and thereafter the Directors shall announce after the commencement of a Grant Period:

(i) the Option Price;

(ii) the last date by which applications made pursuant to Rule 4(b) must be received (which shall be not earlier than 14 days after the date on which the announcement is made);

(iii) details of the Savings Contract which may be used for the application linked to those Options; and

(iv) if appropriate, the maximum number of Shares which may be made available in relation to Poland.

(b) Each person who in relation to a grant of an Option is an Eligible Employee may, not later than the date specified in the announcement referred to in Rule 4(a) as the last date for receipt of applications, apply for an Option in respect of any of the Scheme Shares specified in any such announcement, by delivery of a duly completed valid application form complying with the requirements of this

Rule to the Secretary for the time being of the Company, or as specified on the application form.

(c) Applications for Options shall be in writing in such form as the Directors (or the Trustee (as the case may be)) may from time to time prescribe.

5. GRANT OF OPTIONS

Contributions under the savings contract

(a) The monthly contribution payable by a participant under a Savings Contract shall be in Polish Zlotys (or such other currency as applies to Poland from time to time) and shall not:

(i) be less than 30 Zloty or such other minimum amount as may for the time being be permitted by the Directors, not being less than the minimum amount then permitted under the terms of the UK Scheme; nor

(ii) when aggregated with the monthly contributions being paid under any other savings contract(s), entered into by that participant in connection with the grant of any option under a savings-related share option scheme operated by the Company, exceed the local currency equivalent of the maximum amount permitted by the Directors, not being more than the maximum then permitted for the time being under the UK Scheme.

For the purposes of applying the limits set out in this Rule 5(a) and Rule 5(f) the contributions any Eligible Employee is paying, or wishes to pay, under the Savings Contract will be converted, where applicable, into the sterling equivalent at such rate of exchange as the Directors may decide to be appropriate.

The local currency equivalent shall be determined for this purpose as at such date prior to the issue of application forms to Eligible Employees as the Directors may permit.

Timing of grant

(b) Subject to Rule 5(f) final sub-paragraph, Options may only be granted during a Grant Period.

(c) No Option shall be granted to any Eligible Employee if such grant shall be prohibited under any relevant legislation from time to time in force applicable to the granting of Options under this Scheme.

Grant of options

(d) The grant of an Option shall be conditional upon the Eligible Employee having submitted to the Directors a Valid Application, prior to the grant of that Option, for entry into a Savings Contract. In making his application the Eligible

Employee shall state inter alia the monthly contribution which he would like to make under the Savings Contract. The application form must also authorise the Eligible Employee's employer to deduct the monthly savings contributions from his pay and to pay them to the Savings Authority and the Directors to make appropriate amendments to the form if applications have to be scaled down under Rule 5(f). Each such application shall be deemed to be in respect of the largest whole number of Scheme Shares which can be purchased with the Notional Repayment.

(e) As soon as possible after the final date for the receipt of applications in relation to each grant of Options and within 30 days after the related announcement made by the Directors under Rule 4(a) , the Directors or the Trustee, as the case may be, shall, subject to Rule 5(f), grant to each Eligible Employee who has submitted a Valid Application an Option in respect of the whole number of Scheme Shares for which he is deemed to have applied in accordance with Rule 5(d).

(f) If the Directors receive Valid Applications such that on the grant of all the Options applied for the maximum number of Shares determined by the Directors pursuant to Rule 4(a)(iv) or the limits in Rule 2 would be exceeded, then subject to the provisions of Rule 5(a)(i) the following steps shall be carried out in the following order to the extent necessary to eliminate the excess:

  (i) the excess over 30 Zloty of the monthly savings contribution chosen by each applicant shall be reduced pro-rata to the extent necessary;

  (ii) applications will be selected by lot, each based on a monthly savings contribution of 30 Zloty and the exclusion of any bonus in the repayment under the Savings Contract.

As soon as possible after the final date for the receipt of applications in relation to each grant of Options and within 42 days after the date on which Market Value is determined, the Directors, or the Trustee, as the case may be, shall grant to each Eligible Employee who has submitted a Valid Application, or where appropriate to those Eligible Employees selected by lot pursuant to this Rule 5(f), an Option in respect of the number of Scheme Shares for which he is deemed to have applied scaled down proportionately to the reduction made in his monthly contributions pursuant to this Rule 5(f).

Option certificates

(g) Subject to the Eligible Employee entering into a Savings Contract, the Company or the Trustee, as the case may be, shall as soon as possible after such date issue an Option certificate in respect of each Option granted, specifying the Date of Grant, the number of Scheme Shares subject to the Option, the Option Price if the Option is exercised in full and the Acquisition Price.

Restrictions on grant of options

(h) If the Directors are prevented at any time by any applicable statute, order, regulation or governmental directive from making an announcement pursuant

to Rule 4(a) or from granting Options within the time limits imposed by these Rules, they may make such an announcement within 42 days after the lifting of such restrictions.

Options only to be granted to employees and directors

(i) No Option shall be granted to any person who is no longer a director or employee of a Group Company on the date Options are granted under this Rule 5.

Life of the scheme

(j) No Option may be granted after 16 July, 2017.

6. NON-TRANSFERABILITY OF OPTIONS

No Option nor any right thereunder shall be capable of being transferred, assigned or charged and any such purported transfer, assignment or charge shall result in the cancellation of the Option. Provided always that on the death of an Option-holder an Option may be exercised by his personal representatives in accordance with Rule 7(b).

7. RIGHTS TO EXERCISE OPTIONS

General

(a) (i) Save as provided in Rules 7(b), 7(c),7(e) and 9, an Option may be exercised only during the period commencing with the Bonus Date under the relevant Savings Contract; and

(ii) save as provided in Rules 7(b)(i) and (ii), an Option shall not be exercisable later than 3 months after the Bonus Date.

Death

(b) If an Option-holder dies, an Option may only be exercised by his personal representatives:

(i) within 12 months after the date of his death if such death occurs before the Bonus Date;

(ii) within 12 months after the Bonus Date in the event of his death within 3 months after such Bonus Date.

Cessation of employment in special circumstances

(c) Subject to Rule 7(a)(ii) an Option may be exercised by an Option-holder within 3 months after his ceasing to hold the office or employment by virtue of which he is an Eligible Employee by reason only:

(i) of injury, disability, or redundancy within the meaning of the Polish Labour Code of 1974; or

(ii) of retirement on reaching Normal Retirement Date; or

(iii) that office or employment is in a company of which the Company ceases to have Control; or

(iv) that office or employment relates to a business or part of a business which is transferred to a person other than a company of which the Company has Control.

(d) No person shall be treated for the purposes of Rules 7(c) and 7(f) as ceasing to hold the office or employment by virtue of which he is an Eligible Employee until he ceases to hold any office or employment in the Company or any Group Company or any company over which the Company has Control.

Cessation of employment in other circumstances

(e) If an Option-holder shall cease to hold the office or employment by virtue of which he is an Eligible Employee more than 3 years after the Date of Grant of an Option (other than in circumstances where his employer would have been entitled to dismiss him summarily), such Option may be exercised within 3 months after the date of such cessation.

Conditions to be satisfied at time of exercise

(f) No Option may be exercised by, or by the personal representatives of an Option-holder who is (or at the date of his death was) not a director or employee of the Company or a Group Company unless the Option is to be exercised pursuant to Rules 7(b), (c) and (e),

Provided that if at the Bonus Date an Option-holder holds an office or employment in a company which is not a participating company but which is a company of which the Company has Control, those rights may be exercised within 3 months of that date.

Restricted Exercise

(g) This Rule 7(g) applies if an Option is exercised before the Bonus Date and overrides all other Rules or otherwise stated. The Option may not be exercised in respect of more than the number of Shares which may be purchased using the savings and any after-tax interest accrued in his or her Savings Account immediately prior to the exercise, after deducting any applicable currency conversion costs.

Lapsing of Options

(h) An Option shall lapse upon the occurrence of the earliest of the following events:

(i) except where the Option-holder dies, the date following 3 months after the Bonus Date;

(ii) the expiry of any of the periods specified in Rules 7(b), (c) or (e);

(iii) an Option-holder being adjudicated bankrupt,

(iv) an Option-holder giving, or under the terms of the Savings Contract having or being deemed to have given, notice to the relevant Savings Authority that he intends to stop paying contributions under his Savings Contract or having given notice to the relevant Savings Authority of an application for repayment of his Savings Contract PROVIDED THAT this sub-paragraph (iv) shall not apply to the extent that the relevant Savings Contract permits the Option-holder to miss the payment of contributions for any period within the Savings Contract term;

(v) the cessation of employment by an Option-holder in circumstances other than where the cessation of employment arises on any of the grounds specified in rule 7(b), (c) or (e);

(vi) the expiry of any Appropriate Period if an Option has become exercisable pursuant to rule 9; and

(vii) the winding up of the Company.

Family Leave

(i) Where an Option-holder is away from work (whether or not he or she ceases to be an employee of a Group Company) because of pregnancy or confinement, maternity, paternity, adoption or other leave arising from the assumption of parental responsibility for a child then he or she will be deemed for the purposes of these Rules not have to ceased to be employed by a Group Company unless and until the Directors are satisfied that there is no longer any reasonable expectation of him or her returning to work in exercise of any contractual or statutory right conferred by the law of the relevant local jurisdiction to return to work.

8. LOSS OF OFFICE OR EMPLOYMENT

If an Option-holder shall cease for any reason to be employed by the Company, or any other company which is or was a Group Company or any company over which the Company has Control, his rights and benefits under this Scheme or in connection therewith (actual or prospective) or any loss thereof shall not in any way entitle him to claim compensation against the Company or any other Group Company or any company over which the Company has Control and shall not be taken into account in assessing any compensation to which he may otherwise be entitled notwithstanding that he may have been dismissed wrongfully or otherwise contrary to any applicable local law and the Option-holder agrees to waive all and any rights to compensation or damages in consequence of such cessation

Insofar as these rights arise or may arise from his ceasing to have rights under or a diminution in his existing rights or the potential loss of future rights under this Scheme.

9. TAKEOVERS, RECONSTRUCTION, AMALGAMATION AND LIQUIDATION

Change in control of the company - acquiring company

(a) If any company has become an Acquiring Company, the Directors shall as soon as practicable thereafter notify every Option-holder accordingly, and each Option-holder may within the Appropriate Period:

(i) exercise his Options to the extent of the repayment due under the relevant Savings Contracts; or

(ii) where the Option has not been exercised, execute, with the consent of the Acquiring Company, an Option Rollover.

(b) For the purposes of an Option Rollover the new rights shall only be regarded as equivalent to the old rights if:-

(i) the new rights are exercisable in the same manner as the old rights and subject to the provisions of this Scheme as it had effect immediately before an Option Rollover; and

(ii) the total Market Value of the Scheme Shares subject to an Option which is being Rolled-Over is equal immediately before such Option Rollover to the total market value (determined in accordance with Part VIII of the Taxation of Chargeable Gains Act 1992) of the shares in respect of which an Option-holder's new rights are being granted immediately after such Option Rollover; and

(iii) the total amount payable in respect of the exercise in full of an Option following an Option Rollover is equal to the total Acquisition Price immediately preceding such Option Rollover.

Change in control of the company - acquiring person

(c) If any person becomes an Acquiring Person, the Directors shall as soon as practicable thereafter notify every Option-holder accordingly and each Option-holder may within the Appropriate Period exercise his Options to the extent of the repayment due under the relevant Savings Contracts.

Liquidation

(d) If notice is duly given of a General Meeting at which a resolution will be proposed for the voluntary winding-up of the Company except for the purposes of reconstruction or amalgamation, any Option shall, subject to Rule 7(a)(ii), be exercisable (but so that any exercise hereunder shall be conditional upon such resolution being passed) at any time thereafter until the resolution is duly passed or defeated or the General Meeting concluded or adjourned sine die,

whichever shall first occur. If such resolution is duly passed an Option may be exercised within 6 months of the passing of the resolution save that the Option shall lapse on the winding up of the Company.

10. EXERCISE OF OPTIONS AND LISTING OF SHARES

Procedures on exercise

(a) An Option may be exercised, in respect of all or any of the Scheme Shares to which it relates, by actual physical delivery to the Secretary of the Company or its other duly appointed agent (if Rule 10(e) is applicable, as agent for the Trustee) during the relevant Exercise Period of an Option Certificate covering at least all the Scheme Shares over which the Option is then to be exercised, together with a notice of exercise duly completed and signed by the Option-holder (or by his duly authorised agent), and a remittance in such form as the Directors may specify in pounds sterling (or in Polish currency if the Directors so permit) or, if the Directors so decide, an appropriate authority to obtain such remittance from the Savings Authority for the Acquisition Price (payable if Rule 10(e) is applicable, to the Company as agent for the Trustee) in respect of the Scheme Shares over which the Option is to be exercised PROVIDED THAT the Directors shall have the discretion to permit Option exercise in such other manner as may be administratively convenient.

For the avoidance of doubt, if the proceeds of the Option-holder's Savings Contract are insufficient to fund the exercise of the Option in respect of the maximum number of shares permitted, the Directors may at their discretion allow the Option-holder to pay the balance out of his own funds in such manner as may be administratively convenient.

(b) Execution of an Option Rollover under this Scheme, in accordance with Rule 9 is to be effected by notice in writing in a form prescribed by the Directors of the Acquiring Company.

(c) All allotments, issues and transfers of Scheme Shares shall be subject to any necessary consents of HM Treasury or other authorities in the United Kingdom or elsewhere under enactments or regulations for the time being in force and it shall be the responsibility of the Option-holder to comply with any requirements to be fulfilled in order to obtain or obviate the necessity for any such consent.

(d) Within 28 days after the date of exercise of an Option in accordance with this Scheme, and subject to any applicable arrangements under Rule 10(h), the Company shall procure that the Option-holder acquires the Shares in respect of which the Option has been validly exercised by either:-

(i) allotting and issuing credited as fully paid Scheme Shares to the Option-holder or to a company sponsored nominee on his behalf; or

(ii) procuring the transfer of Scheme Shares to the Option-holder or to a company sponsored nominee on his behalf;

and cause to be registered in his name or the name of a company sponsored nominee on his behalf the number of Scheme Shares specified in the notice and, save where no share certificate is issuable, shall deliver to the Option-holder either an appropriately endorsed share certificate in respect thereof or a statement of entitlement under the said company sponsored nominee.

(e) Where either the Company procures the transfer of Shares to an Eligible Employee or a company sponsored nominee on his behalf from the Trustee or the Trustee granted the Option which has been exercised, then the Company shall receive the option certificate, notice of exercise and remittance for the Acquisition Price as agent for the Trustee and shall promptly account to the Trustee for an amount equal to the Acquisition Price.

Rights attaching to scheme shares

(f) Save as regards rights attaching to Scheme Shares by reference to a record date prior to the date on which the Scheme Shares are allotted and issued, Scheme Shares issued upon the exercise of Options shall be identical and rank pari passu in all respects with the Scheme Shares then in issue.

Listing

(g) If the Company is listed on the London Stock Exchange at the time when an Option is exercised, the Company shall use its best endeavours to ensure that as soon as practicable after the allotment of any Scheme Shares under this Scheme the same shall be admitted to the Official List as maintained by the UK Listing Authority and be admitted to trading on the London Stock Exchange.

Withholding obligations

(h) This Rule applies if an Option-holder is liable to tax, duties, social security contributions or other amounts on the exercise of his Option and his employer or former employer is liable to make a payment to the appropriate authorities on account of that liability. Before exercising his Option the Option-holder must enter into such arrangements as the Directors may approve for the purpose of ensuring that the option-holder's employer or former employer is put in sufficient funds to enable it to discharge its liability to make the payment to the appropriate authorities or is reimbursed for any payment made. Such arrangements may (without limitation) include an instruction to the Directors to sell, or procure the sale, on behalf of the Option-holder of sufficient of the Scheme Shares issuable or transferable to the Option-holder so that the net proceeds of sale are as nearly as possible equal to, but not less than, the Directors' best estimate (calculated in good faith) of the payment which the employer or former employer is required to pay to the appropriate authorities.

11. SCHEME AMENDMENTS AND TERMINATION

Amendments

(a) Subject to Rule 11(c) the Directors may from time to time at their absolute discretion (but only with the prior consent of the Trustee if there are subsisting

Options which the Trustee is liable to satisfy) amend any of the Rules of this Scheme provided that except with the prior approval of the Company in General Meeting no amendment to the advantage of Option-holders shall be made.

(b) No amendment waiver or replacement to this Scheme shall be made to the extent to which it would have the effect of abrogating or altering adversely any of the subsisting rights of Option-holders except with such consent on their part as would be required by the provisions of the Company's Articles of Association if the Scheme Shares to be issued on the exercise of the Options already granted and still subsisting were so issued and constituted a separate class of share capital and if such provisions applied mutatis mutandis thereto.

(c) Rule 11(a) shall not apply to any amendment which the Directors consider is necessary or desirable to comply with or take account of the provisions of any proposed or existing legislation, or to take advantage of any changes to the legislation, or to obtain or maintain favourable taxation, exchange control or regulatory treatment of the Company, any Subsidiary or any Option-holder or any minor amendment to benefit the administration of this Scheme provided in each case any such amendment does not affect the basic principles of the Scheme or the limits in Rule 2.

(d) The Directors shall have the power from time to time to make or vary regulations for the administration of this Scheme and to amend the terms or impose further conditions on the grant and exercise of Options to take account of overseas taxation, and securities or exchange control laws provided always that such regulations, terms and conditions shall not be inconsistent with the provisions of this Scheme.

Termination

(e) The Company by ordinary resolution or the Directors may at any time resolve that no further Options be granted under this Scheme, and in such event no further Options will be granted but in all other respects the provisions of this Scheme shall remain in force.

12 ADMINISTRATION

Notice and documents

(a) Any notice or other document required to be given hereunder to any Option-holder shall be delivered to him or sent by either

(i) first class post or equivalent in the relevant jurisdiction to him at his home address according to the records of his employing company or such other address as may appear to such company to be appropriate;

(ii) such facsimile number or e-mail address as may have been notified previously for the purposes of these rules by him.

(b) Any notice or other document required to be given to the Company shall be delivered to it or sent by either

(i) first class post or its equivalent in the relevant jurisdiction to its registered office; or

(ii) such facsimile number or e-mail address as may have been notified previously for the purposes of the rules by it.

(c) Notices sent by post shall be deemed to have been given on the third day following the date of posting. Notices sent by fax or e-mail shall be deemed to have been given when despatched provided there is no reasonable indication that transmission has not been successful.

(d) Option-holders not otherwise entitled thereto shall not be sent copies of such notices and other documents sent by the Company to its ordinary shareholders generally.

Administration

(e) The Directors shall have the discretion, for the purposes of ensuring the smooth administration of this Scheme, in relation to Poland, to vary or adjust any provision of this Scheme or any matter previously authorised under it, either generally or in relation to a particular Eligible Employee or Option-holder or a particular category of Eligible Employees or Option-holders, provided that such variation or adjustment does not conflict with the basic principles of this Scheme.

Disputes

(f) The decision of the Directors in any dispute or question relating to any Option shall be final and conclusive provided that it has been made in accordance with the provisions of this Scheme.

Costs of the scheme

(g) The costs of introducing and administering this Scheme shall be borne by the Company.

13. GENERAL

Auditors

(a) In any matter in which they are required to act hereunder the Auditors shall be deemed to be acting as experts and not as arbitrators and the Arbitration Acts 1950 to 1979 shall not apply hereto.

Employee trust

(b) The Company and any Subsidiary may provide money to the trustees of any trust or any other person to enable them or him to acquire shares to be held for

the purposes of the Scheme, or enter into any guarantee or indemnity for those purposes, to the extent permitted by section 153 of the Companies Act 1985.

UK law

(c) This Scheme and all options granted under it shall be governed by and construed in accordance with UK law.

SCHEDULE 2

This Schedule sets out the provisions of the Czech part of the Scheme which shall apply to all Options granted under the Scheme to individuals who are resident in the Czech Republic (unless mandatory provisions of Czech law, if applicable, stipulate otherwise).

RULES

1. INTERPRETATION AND CONSTRUCTION

Definitions

(a) In this Scheme except where the context otherwise requires the following expressions shall have the following meanings:

Acquiring Company Any company which:

(a) has obtained Control of the Company either:

(i) as a result of making a Takeover Offer; or

(ii) in pursuance of a Compromise; or

(b) has served a Buy Out Notice or Notices.

Acquiring Person Any person not being an Acquiring Company who:

(a) either alone or together with any person acting in concert with him has obtained Control of the Company as a result of making a Takeover Offer or otherwise; or

(b) having such Control makes a general offer to acquire the whole of the issued Ordinary Share Capital of the Company (other than that which is already owned by him and/or any person acting in concert with him).

Acquisition Price The amount payable on and for the exercise of an Option being the product (after any adjustment pursuant to Rule 3(b)) of the Option Price and the number of Scheme Shares in respect of which the Option is exercised.

Appropriate Period In relation to:

(a) a Takeover Offer means the period of 6 months beginning with the time when the person making the Takeover Offer has obtained Control of the Company and any conditions subject to which the Takeover Offer is made are satisfied;

(b) a Compromise means the period of 6 months beginning with the time when the court sanctions the Compromise;

(c) a Buy Out Notice means the period during which the Acquiring Company is entitled and bound to acquire shares on the terms of the offer contained in such Buy Out Notice;

(d) an Acquiring Person who obtains Control, or who having Control of the Company makes a general offer for the whole of the issued Ordinary Share Capital of the Company, means the period of 6 months beginning with the time when the Acquiring Person obtains Control or makes the offer as the case may be.

Auditors The auditors for the time being of the Company or where there are joint auditors such one of them as the Directors shall nominate.

Bonus Date 3 years after the start of the Optionholder's Savings Contract (or such other date as the Directors in their discretion may decide and notify to Optionholders).

Buy Out Notice In relation to the Company means a notice served by a person who has become entitled to serve such notice on the shareholders of the Company under Schedule 2 of the Takeovers Directive (Interim Implementation) Regulations 2006.

the Company International Personal Finance plc.

Compromise In relation to the Company means a compromise or arrangement sanctioned by the court under section 425 of the Companies Act 1985.

Continuous Service Continuous employment within the meaning given by section 211 of the Employment Rights Act 1996 or any Corresponding Provision.

Control Control as defined in section 840 of ICTA.

Corresponding Provision In relation to any statutory provision mentioned in these Rules, any law of a jurisdiction other than the United Kingdom which, in the opinion of the Directors is of a similar purpose and effect to the relevant statutory provision in these rules and which is applicable to the Option-holder concerned.

Date of Grant The date on which an Option is granted to an Eligible Employee in accordance with the provisions of Rule 5(e).

Dealing Day A day on which transactions take place on the London Stock Exchange.

Directors The Board of Directors of the Company or a duly authorised committee thereof.

Eligible Employee Any person who is approved by the Directors, in their absolute discretion and who:

(a) is resident in the Czech Republic and is an executive director

or employee of a Group Company;

(b) on the Qualification Date had not less than 6 months of Continuous Service or such other period of Continuous Service as the Directors may from time to time determine (provided such period is not greater than a period of 5 years immediately preceding the relevant Date of Grant); and

(c) has not within the previous 6 months been granted options under the UK Scheme.

Employees' Share Scheme — An employees' share scheme as defined in section 743 of the Companies Act 1985.

Exercise Period — Any period during which Options may be exercised as set out in Rules 7(a) to 7(e) and Rule 9.

Grant Period — Any period of 42 days:

(i) immediately succeeding the admission of the Company's shares to the London Stock Exchange;

(ii) commencing on the Dealing Day immediately following the date of an announcement by the London Stock Exchange (or where there is no announcement, the publication) of the Company's annual or interim results;

(iii) commencing on the Dealing Day immediately following the date of the lifting of such restrictions as are specified in Rule 5(h)

or in such other exceptional circumstances as the Directors may determine.

Group Company — The Company or a company which is for the time being a Subsidiary over which the Company has Control and which has been nominated by the Directors to participate for the time being in this Scheme.

ICTA — The Income and Corporation Taxes Act 1988.

London Stock Exchange — The London Stock Exchange plc or any successor body.

Market Value — The middle market quotation of a Scheme Share as derived from the London Stock Exchange Daily Official List on the immediately preceding Dealing Day or, if at the relevant time the Scheme Shares are not listed in such Daily Official List, the market value of a Scheme Share determined in accordance with Part VIII of the Taxation of Chargeable Gains Act 1992, on the relevant date or dates.

Normal Retirement — The age at which an employee is bound to retire in accordance with

Date the Czech Pension Insurance Act No. 155/1995.

Notional Repayment In relation to any Savings Contract the amount which the Directors shall determine and notify to Eligible Employees in advance, being either

(a) the aggregate amount which would be repayable upon the Bonus Date to the Employee if he had, at the date on which he entered into that Savings Contract, entered into a savings contract under the UK Scheme under which he was to pay a monthly contribution equal to the amount which he is to pay under the Savings Contract which, for these purposes, will be converted, where applicable, into its sterling equivalent at such rate of exchange as the Directors may determine; or

(b) the amount which is expected to represent the proceeds of the Savings Contract on the Bonus Date on the assumption that there is no change in the UK/Czech exchange rate during the Savings Contract. For this purpose the exchange rate shall be such rate on such date as the Directors may decide to be appropriate.

Option A right to acquire Scheme Shares granted under the provisions of this Scheme and for the time being subsisting.

Option-holder A person who holds an Option, or (where the context admits) his personal representatives.

Option Price The price per Scheme Share determined by the Directors being:

(a) in the case of an Option to be satisfied by the issue by the Company of Scheme Shares not less than the greater of:-

(i) the nominal value of a Scheme Share; and

(ii) 80 per cent of the Market Value of such a Scheme Share on the date selected by the Directors being at any time within the week immediately prior to the date of the announcement made pursuant to Rule 4(a); or

(b) in the case of an Option to be satisfied by the transfer of Scheme Shares, not less than 80 per cent. of the Market Value of a Scheme Share on the date selected by the Directors being at any time within the week immediately prior to the date of the announcement made pursuant to Rule 4(a).

Option Rollover In relation to an Option shall mean a release by the Option-holder with the consent of the Acquiring Company of his rights ("old rights") under this Scheme in consideration of the grant to him of rights ("new rights") which are equivalent to the old rights but which relate to shares in:

(a) the Acquiring Company; or

(b) a company which has Control of the Acquiring Company; or

(c) a company which either is, or has Control of, a company which is a member of a consortium within the meaning of paragraph 18 of Schedule 3 of the Income Tax (Earnings and Pensions) Act 2003

where the term "equivalent" shall be construed in accordance with Rule 9(b).

Ordinary Share Capital	The ordinary share capital of the Company as defined in section 832(1) of ICTA.
Qualification Date	The date of announcement by the Directors of the number of shares over which Options are to be granted immediately preceding the relevant Date of Grant.
Rolled-over	The action of effecting an Option Rollover or its completion.
Savings Authority	A building society, bank or other appropriate person to whom the Directors from time to time determine that contributions are payable under the terms of a Savings Contract.
Savings Contract	in relation to an Option, the contract entered into, or to be entered into in connection with the grant of that Option and which is with a Savings Authority on terms approved by the Directors for the purposes of this Scheme.
this Scheme	This scheme (the International Personal Finance plc International Employee Savings – Related Share Option Scheme) *in its present form* or as from time to time amended in accordance with the provisions *hereof*.
Scheme Shares	Fully paid ordinary shares in the capital of the Company for the time being or any shares representing the same.
Subsidiary	A company which is a subsidiary of the Company within the meaning of section 736 of the Companies Act 1985.
Takeover Offer	In relation to the Company means either:

(a) a general offer to acquire the whole of the issued Ordinary Share Capital of the Company (other than that which is *already owned by the person making the offer* and/or by its holding company and/or by the subsidiaries of it or its holding company) which is made on a condition such that if it is satisfied the person making the offer will have Control of the

Company; or

(b) a general offer to acquire all the shares in the Company (other than that which is already owned by the person making the offer and/or by its holding company and/or by the subsidiaries of it or of the holding company) of the same class as the Scheme Shares,

where the expressions "subsidiary" and "holding company" have the meanings given to them by section 736 of the Companies Act 1985.

Trustee Means the trustee or trustees for the time being of any trust established whose beneficiaries include Eligible Employees and nominated for the purposes of this Scheme by the Directors.

UK Scheme The International Personal Finance plc Employee Savings – Related Share Option Scheme or such other previous or replacement scheme as may be nominated by the Directors.

Valid Application An application made by an Eligible Employee on the application forms provided by the Directors by the date specified in an announcement made in accordance with Rule 4(a) as the latest date for applications in which:

(a) the monthly contribution specified is permitted by Rule 5(a); and

(b) any bonus specified is permitted by the terms of the announcement.

Construction

(b) Words or expressions used herein shall:-

(i) when denoting the masculine gender include the feminine;

(ii) when denoting the singular include the plural and vice versa;

(iii) when referring to any enactment be construed as a reference to that enactment under English law as for the time being amended or re-enacted; and

(iv) when referring to Rules throughout this Scheme be taken to refer to Rules of this Scheme.

(c) For the purposes of any application of the provisions of this Scheme following any Option Rollover:

(i) any new rights granted pursuant to Rule 9 shall be regarded as having been granted at the time the corresponding old rights were granted;

(ii) Rules 3, 7, 8, 9, 10, 11 and 12 shall in relation to the new rights be construed as if the following terms have the meanings assigned to them in this Rule 1(c) and not the meanings assigned to them in Rule 1(a):

Auditors	The auditors for the time being of the company in respect of which new rights have been granted or where there are joint auditors such one of them as the directors of that company shall nominate;
Company	The company in respect of whose shares new rights have been granted;
Directors	The Board of Directors of the company in respect of whose shares new rights have been granted or a duly authorised committee thereof;
Scheme Shares	Fully paid ordinary shares in the capital of the company for the time being over whose shares new rights have been granted ;
Shares subject to this Scheme	Scheme Shares.

(d) Where under any of the provisions of these Rules it is provided that an Option shall lapse that Option shall cease to be exercisable thereafter notwithstanding any other provision of these Rules.

2. SCHEME LIMITS

Limit on ordinary share capital placed under option

(a) The aggregate amount of Ordinary Share Capital over which Options to subscribe for Scheme Shares may be granted on any date when aggregated with:

(i) the amount of Ordinary Share Capital issued or remaining issuable pursuant to options granted in the previous 10 years under this Scheme and under any other share option scheme established by the Company; and

(ii) the amount of Ordinary Share Capital issued in the previous 10 years under any other Employees' Share Scheme of the Company;

shall not exceed 10% of the amount of the Ordinary Share Capital in issue on the day preceding that date.

(b) For the purposes of this Rule 2, references to new Shares being issued shall include:-

(i) the placing by the Directors or the Trustee of unissued Shares under option (while such options subsist); and

(ii) in so far as not otherwise taken into account, any subscription for Shares which are issued for the purpose of satisfying any option.

3. ORDINARY SHARE CAPITAL

Availability of authorised capital

(a) The Company shall at all times keep available sufficient authorised and unissued Scheme Shares to satisfy the exercise to the full extent still possible of all Options which have neither lapsed nor been fully exercised save those the exercise of which is to be satisfied by the transfer and not the issue of Scheme Shares, taking account of any other obligations of the Company to issue Scheme Shares.

Variation of share capital and adjustment of options

(b) In the event of any capitalisation issue or rights issue, rights offer or any reduction, sub-division, consolidation of the share capital of the Company (or other variation of the share capital of the Company subject to shareholder approval), or in the event of any special dividend or demerger the number of Scheme Shares comprised in any Option and/or the Option Price may be adjusted by the Directors in such manner as the Auditors have confirmed in writing to be in their opinion fair and reasonable provided always that no adjustment shall be made except in the case of an Option over Scheme Shares in issue, which would cause the price per Scheme Share to be less than the nominal value of that Scheme Share. Notice of any such adjustment shall be given to the Option-holders by the Directors, who may call in Option certificates for endorsement.

4. APPLICATIONS FOR OPTIONS

(a) Subject to the restrictions hereinafter contained, the Directors may, at their discretion, (but in the case of Options to be granted by the Trustee, only following a recommendation from the Trustee) determine that this Scheme shall operate in relation to the Czech Republic and thereafter the Directors shall announce after the commencement of a Grant Period:

(i) the Option Price;

(ii) the last date by which applications made pursuant to Rule 4(b) must be received (which shall be not earlier than 14 days after the date on which the announcement is made);

(iii) details of the Savings Contract which may be used for the application linked to those Options; and

(iv) if appropriate, the maximum number of Shares which may be made available in relation to the Czech Republic.

(b) Each person who in relation to a grant of an Option is an Eligible Employee may, not later than the date specified in the announcement referred to in Rule 4(a) as the last date for receipt of applications, apply for an Option in respect of any of the Scheme Shares specified in any such announcement, by delivery of a duly completed valid application form complying with the requirements of this Rule to the Secretary for the time being of the Company, or as specified on the application form.

(c) Applications for Options shall be in writing in such form as the Directors (or the Trustee (as the case may be)) may from time to time prescribe.

5. GRANT OF OPTIONS

Contributions under the savings contract

(a) The monthly contribution payable by a participant under a Savings Contract shall be in Czech crowns (or such other currency as applies to the Czech Republic from time to time) and shall not:

(i) be less than 200 crowns or such other minimum amount as may for the time being be permitted by the Directors, not being less than the minimum amount then permitted under the terms of the UK Scheme; nor

(ii) when aggregated with the monthly contributions being paid under any other savings contract(s), entered into by that participant in connection with the grant of any option under a savings-related share option scheme operated by the Company, exceed the local currency equivalent of the maximum amount permitted by the Directors, not being more than the maximum then permitted for the time being under the UK Scheme.

For the purposes of applying the limits set out in this Rule 5(a) and Rule 5(f) the contributions any Eligible Employee is paying, or wishes to pay, under the Savings Contract will be converted, where applicable, into the sterling equivalent at such rate of exchange as the Directors may decide to be appropriate.

The local currency equivalent shall be determined for this purpose as at such date prior to the issue of application forms to Eligible Employees as the Directors may permit.

Timing of grant

(b) Subject to Rule 5(f) final sub-paragraph, Options may only be granted during a Grant Period.

(c) No Option shall be granted to any Eligible Employee if such grant shall be prohibited under any relevant legislation from time to time in force applicable to the granting of Options under this Scheme.

Grant of options

(d) The grant of an Option shall be conditional upon the Eligible Employee having submitted to the Directors a Valid Application, prior to the grant of that Option, for entry into a Savings Contract. In making his application the Eligible Employee shall state inter alia the monthly contribution which he would like to make under the Savings Contract. The application form must also authorise the Eligible Employee's employer to deduct the monthly savings contributions from his pay and to pay them to the Savings Authority and the Directors to make appropriate amendments to the form if applications have to be scaled down under Rule 5(f). Each such application shall be deemed to be in respect of the largest whole number of Scheme Shares which can be purchased with the Notional Repayment.

(e) As soon as possible after the final date for the receipt of applications in relation to each grant of Options and within 30 days after the related announcement made by the Directors under Rule 4(a), the Directors or the Trustee, as the case may be, shall, subject to Rule 5(f), grant to each Eligible Employee who has submitted a Valid Application an Option in respect of the whole number of Scheme Shares for which he is deemed to have applied in accordance with Rule 5(d).

(f) If the Directors receive Valid Applications such that on the grant of all the Options applied for the maximum number of Shares determined by the Directors pursuant to Rule 4(a)(iv) or the limits in Rule 2 would be exceeded, then subject to the provisions of Rule 5(a)(i) the following steps shall be carried out in the following order to the extent necessary to eliminate the excess:

(i) the excess over 200 crowns of the monthly savings contribution chosen by each applicant shall be reduced pro-rata to the extent necessary;

(ii) applications will be selected by lot, each based on a monthly savings contribution of 200 crowns and the exclusion of any bonus in the repayment under the Savings Contract.

As soon as possible after the final date for the receipt of applications in relation to each grant of Options and within 42 days after the date on which Market Value is determined, the Directors, or the Trustee, as the case may be, shall grant to each Eligible Employee who has submitted a Valid Application, or where appropriate to those Eligible Employees selected by lot pursuant to this Rule 5(f), an Option in respect of the number of Scheme Shares for which he is deemed to have applied scaled down proportionately to the reduction made in his monthly contributions pursuant to this Rule 5(f).

Option certificates

(g) Subject to the Eligible Employee entering into a Savings Contract, the Company or the Trustee, as the case may be, shall as soon as possible after such date issue an Option certificate in respect of each Option granted, specifying the Date of Grant, the number of Scheme Shares subject to the Option, the Option Price and the Acquisition Price if the Option is exercised in full.

Restrictions on grant of options

(h) If the Directors are prevented at any time by any applicable statute, order, regulation or governmental directive from making an announcement pursuant to Rule 4(a) or from granting Options within the time limits imposed by these Rules, they may make such an announcement within 42 days after the lifting of such restrictions.

Options only to be granted to employees and directors

(i) No Option shall be granted to any person who is no longer a director or employee of a Group Company on the date Options are granted under this Rule 5.

Life of the scheme

(j) No Option may be granted after 16 July, 2017.

6. NON-TRANSFERABILITY OF OPTIONS

No Option nor any right thereunder shall be capable of being transferred, assigned or charged and any such purported transfer, assignment or charge shall result in the cancellation of the Option. Provided always that on the death of an Option-holder an Option may be exercised by his personal representatives in accordance with Rule 7(b).

7. RIGHTS TO EXERCISE OPTIONS

General

(a) (i) Save as provided in Rules 7(b), 7(c),7(e) and 9, an Option may be exercised only during the period commencing with the Bonus Date under the relevant Savings Contract; and

(ii) save as provided in Rules 7(b)(i) and (ii), an Option shall not be exercisable later than 3 months after the Bonus Date.

Death

(b) If an Option-holder dies, an Option may only be exercised by his personal representatives:

(i) within 12 months after the date of his death if such death occurs before the Bonus Date;

(ii) within 12 months after the Bonus Date in the event of his death within 3 months after such Bonus Date.

Cessation of employment in special circumstances

(c) Subject to Rule 7(a)(ii) an Option may be exercised by an Option-holder within 3 months after his ceasing to hold the office or employment by virtue of which he is an Eligible Employee by reason only:

(i) of injury, disability, or redundancy within the meaning of the Czech Labour Code No. 262/2006 Coll; or

(ii) of retirement on reaching Normal Retirement Date; or

(iii) that office or employment is in a company of which the Company ceases to have Control; or

(iv) that office or employment relates to a business or part of a business which is transferred to a person other than a company of which the Company has Control.

(d) No person shall be treated for the purposes of Rules 7(c) and 7(f) as ceasing to hold the office or employment by virtue of which he is an Eligible Employee until he ceases to hold any office or employment in the Company or any Group Company or any company over which the Company has Control.

Cessation of employment in other circumstances

(e) If an Option-holder shall cease to hold the office or employment by virtue of which he is an Eligible Employee more than 3 years after the Date of Grant of an Option (other than in circumstances where his employer would have been entitled to dismiss him summarily), such Option may be exercised within 3 months after the date of such cessation.

Conditions to be satisfied at time of exercise

(f) No Option may be exercised by, or by the personal representatives of an Option-holder who is (or at the date of his death was) not a director or employee of the Company or a Group Company unless the Option is to be exercised pursuant to Rules 7(b), (c) and (e),

Provided that if at the Bonus Date an Option-holder holds an office or employment in a company which is not a participating company but which is a company of which the Company has Control, those rights may be exercised within 3 months of that date.

Restricted Exercise

(g) This Rule 7(g) applies if an Option is exercised before the Bonus Date and overrides all other Rules or otherwise stated. The Option may not be exercised in respect of more than the number of Shares which may be purchased using the savings and any after-tax interest accrued in his or her Savings Account immediately prior to the exercise, after deducting any applicable currency conversion costs.

Lapsing of Options

(h) An Option shall lapse upon the occurrence of the earliest of the following events:

(i) except where the Option-holder dies, the date following 3 months after the Bonus Date;

(ii) the expiry of any of the periods specified in Rules 7(b), (c) or (e);

(iii) an Option-holder being adjudicated bankrupt;

(iv) an Option-holder giving, or under the terms of the Savings Contract having or being deemed to have given, notice to the relevant Savings Authority that he intends to stop paying contributions under his Savings Contract or having given notice to the relevant Savings Authority of an application for repayment of his Savings Contract PROVIDED THAT this sub-paragraph (iv) shall not apply to the extent that the relevant Savings Contract permits the Option-holder to miss the payment of

contributions for any period within the Savings Contract term or to the extent he misses up to an aggregate of 8 monthly payments;

(v) the cessation of employment by an Option-holder in circumstances other than where the cessation of employment arises on any of the grounds specified in rule 7(b), (c) or (e);

(vi) the expiry of any Appropriate Period if an Option has become exercisable pursuant to rule 9; and

(vii) the winding up of the Company.

Family Leave

(i) Where an Option-holder is away from work (whether or not he or she ceases to be an employee of a Group Company) because of pregnancy or confinement, maternity, paternity, adoption or other leave arising from the assumption of parental responsibility for a child then he or she will be deemed for the purposes of these Rules not have to ceased to be employed by a Group Company unless and until the Directors are satisfied that there is no longer any reasonable expectation of him or her returning to work in exercise of any contractual or statutory right conferred by the law of the relevant local jurisdiction to return to work.

8. LOSS OF OFFICE OR EMPLOYMENT

If an Option-holder shall cease for any reason to be employed by the Company, or any other company which is or was a Group Company or any company over which the Company has Control, his rights and benefits under this Scheme or in connection therewith (actual or prospective) or any loss thereof shall not in any way entitle him to claim compensation against the Company or any other Group Company or any company over which the Company has Control and shall not be taken into account in assessing any compensation to which he may otherwise be entitled notwithstanding that he may have been dismissed wrongfully or otherwise contrary to any applicable local law and the Option-holder agrees to waive all and any rights to compensation or damages in consequence of such cessation insofar as these rights arise or may arise from his ceasing to have rights under or a diminution in his existing rights or the potential loss of future rights under this Scheme.

9. TAKEOVERS, RECONSTRUCTION, AMALGAMATION AND LIQUIDATION

Change in control of the company - acquiring company

(a) If any company has become an Acquiring Company, the Directors shall as soon as practicable thereafter notify every Option-holder accordingly, and each Option-holder may within the Appropriate Period:

(i) exercise his Options to the extent of the repayment due under the relevant Savings Contracts; or

(ii) where the Option has not been exercised, execute, with the consent of the Acquiring Company, an Option Rollover.

(b) For the purposes of an Option Rollover the new rights shall only be regarded as equivalent to the old rights if:-

(i) the new rights are exercisable in the same manner as the old rights and subject to the provisions of this Scheme as it had effect immediately before an Option Rollover; and

(ii) the total Market Value of the Scheme Shares subject to an Option which is being Rolled-Over is equal immediately before such Option Rollover to the total market value (determined in accordance with Part VIII of the Taxation of Chargeable Gains Act 1992) of the shares in respect of which an Option-holder's new rights are being granted immediately after such Option Rollover; and

(iii) the total amount payable in respect of the exercise in full of an Option following an Option Rollover is equal to the total Acquisition Price immediately preceding such Option Rollover.

Change in control of the company - acquiring person

(c) If any person becomes an Acquiring Person, the Directors shall as soon as practicable thereafter notify every Option-holder accordingly and each Option-holder may within the Appropriate Period exercise his Options to the extent of the repayment due under the relevant Savings Contracts.

Liquidation

(d) If notice is duly given of a General Meeting at which a resolution will be proposed for the voluntary winding-up of the Company except for the purposes of reconstruction or amalgamation, any Option shall, subject to Rule 7(a)(ii), be exercisable (but so that any exercise hereunder shall be conditional upon such resolution being passed) at any time thereafter until the resolution is duly passed or defeated or the General Meeting concluded or adjourned sine die, whichever shall first occur. If such resolution is duly passed an Option may be exercised within 6 months of the passing of the resolution save that the Option shall lapse on the winding up of the Company.

10. EXERCISE OF OPTIONS AND LISTING OF SHARES

Procedures on exercise

(a) An Option may be exercised, in respect of all or any of the Scheme Shares to which it relates, by actual physical delivery to the Secretary of the Company or its other duly appointed agent (if Rule 10(e) is applicable, as agent for the Trustee) during the relevant Exercise Period of an Option Certificate covering at least all the Scheme Shares over which the Option is then to be exercised, together with a notice of exercise duly completed and signed by the Option-holder (or by his duly authorised agent), and a remittance in such form as the Directors may specify in pounds sterling (or in Czech currency if the Directors so permit) or, if the Directors so decide, an appropriate authority to obtain such remittance from the Savings Authority for the Acquisition Price (payable if Rule 10(e) is applicable, to the Company as agent for the Trustee) in respect of the Scheme Shares over which the Option is to be exercised PROVIDED THAT the Directors shall have the discretion to permit Option exercise in such other manner as may be administratively convenient.

For the avoidance of doubt, if the proceeds of the Option-holder's Savings Contract are insufficient to fund the exercise of the Option in respect of the maximum number of shares permitted, the Directors may at their discretion allow the Option-holder to pay the balance out of his own funds in such manner as may be administratively convenient.

(b) Execution of an Option Rollover under this Scheme, in accordance with Rule 9 is to be effected by notice in writing in a form prescribed by the Directors of the Acquiring Company.

(c) All allotments, issues and transfers of Scheme Shares shall be subject to any necessary consents of Her Majesty's Treasury or other authorities in the United Kingdom or elsewhere under enactments or regulations for the time being in force and it shall be the responsibility of the Option-holder (with the reasonable assistance of the Company) to comply with any requirements to be fulfilled in order to obtain or obviate the necessity for any such consent.

(d) Within 28 days after the date of exercise of an Option in accordance with this Scheme, and subject to any applicable arrangements under Rule 10(h), the Company shall procure that the Option-holder acquires the Shares in respect of which the Option has been validly exercised by either:-

(i) allotting and issuing credited as fully paid Scheme Shares to the Option-holder or to a company sponsored nominee on his behalf; or

(ii) procuring the transfer of Scheme Shares to the Option-holder or to a company sponsored nominee on his behalf;

and cause to be registered in his name or the name of a company sponsored nominee on his behalf the number of Scheme Shares specified in the notice and, save where no share certificate is issuable, shall deliver to the Option-holder either an appropriately endorsed share certificate in respect thereof or a statement of entitlement under the said company sponsored nominee.

(e) Where either the Company procures the transfer of Shares to an Eligible Employee or a company sponsored nominee on his behalf from the Trustee or the Trustee granted the Option which has been exercised, then the Company shall receive the option certificate, notice of exercise and remittance for the Acquisition Price as agent for the Trustee and shall promptly account to the Trustee for an amount equal to the Acquisition Price.

Rights attaching to scheme shares

(f) Save as regards rights attaching to Scheme Shares by reference to a record date prior to the date on which the Scheme Shares are allotted and issued, Scheme Shares issued upon the exercise of Options shall be identical and rank pari passu in all respects with the Scheme Shares then in issue.

Listing

(g) If the Company is listed on the London Stock Exchange at the time when an Option is exercised, the Company shall use its best endeavours to ensure that as soon as practicable after the allotment of any Scheme Shares under this Scheme the same shall be admitted to

the Official List as maintained by the UK Listing Authority and be admitted to trading on the London Stock Exchange.

Withholding obligations

(h) This Rule applies if an Option-holder is liable to tax, duties, social security contributions or other amounts on the exercise of his Option and his employer or former employer is liable to make a payment to the appropriate authorities on account of that liability. Before exercising his Option the Option-holder must enter into such arrangements as the Directors may approve for the purpose of ensuring that the option-holder's employer or former employer is put in sufficient funds to enable it to discharge its liability to make the payment to the appropriate authorities or is reimbursed for any payment made. Such arrangements may (without limitation) include an instruction to the Directors to sell, or procure the sale, on behalf of the Option-holder of sufficient of the Scheme Shares issuable or transferable to the Option-holder so that the net proceeds of sale are as nearly as possible equal to, but not less than, the Directors' best estimate (calculated in good faith) of the payment which the employer or former employer is required to pay to the appropriate authorities.

11. SCHEME AMENDMENTS AND TERMINATION

Amendments

(a) Subject to Rule 11(c) the Directors may from time to time at their absolute discretion (but only with the prior consent of the Trustee if there are subsisting Options which the Trustee is liable to satisfy) amend any of the Rules of this Scheme provided that except with the prior approval of the Company in General Meeting no amendment to the advantage of Option-holders shall be made.

(b) No amendment waiver or replacement to this Scheme shall be made to the extent to which it would have the effect of abrogating or altering adversely any of the subsisting rights of Option-holders except with such consent on their part as would be required by the provisions of the Company's Articles of Association if the Scheme Shares to be issued on the exercise of the Options already granted and still subsisting were so issued and constituted a separate class of share capital and if such provisions applied mutatis mutandis thereto.

(c) Rule 11(a) shall not apply to any amendment which the Directors consider is necessary or desirable to comply with or take account of the provisions of any proposed or existing legislation, or to take advantage of any changes to the legislation, or to obtain or maintain favourable taxation, exchange control or regulatory treatment of the Company, any Subsidiary or any Option-holder or any minor amendment to benefit the administration of this Scheme provided in each case any such amendment does not affect the basic principles of the Scheme or the limits in Rule 2.

(d) The Directors shall have the power from time to time to make or vary regulations for the administration of this Scheme and to amend the terms or impose further conditions on the grant and exercise of Options to take account of overseas taxation, and securities or exchange control laws provided always that such regulations, terms and conditions shall not be inconsistent with the provisions of this Scheme.

Termination

(e) The Company by ordinary resolution or the Directors may at any time resolve that no further Options be granted under this Scheme, and in such event no further Options will be granted but in all other respects the provisions of this Scheme shall remain in force.

12. ADMINISTRATION

Notice and documents

(a) Any notice or other document required to be given hereunder to any Option-holder shall be delivered to him or sent by either

(i) first class post or equivalent in the relevant jurisdiction to him at his home address according to the records of his employing company or such other address as may appear to such company to be appropriate;

(ii) such facsimile number or e-mail address as may have been notified previously for the purposes of these rules by him.

(b) Any notice or other document required to be given to the Company shall be delivered to it or sent by either

(i) first class post or its equivalent in the relevant jurisdiction to its registered office; or

(ii) such facsimile number or e-mail address as may have been notified previously for the purposes of the rules by it.

(c) Notices sent by post shall be deemed to have been given on the third day following the date of posting. Notices sent by fax or e-mail shall be deemed to have been given when despatched provided there is no reasonable indication that transmission has not been successful.

(d) Option-holders not otherwise entitled thereto shall not be sent copies of such notices and other documents sent by the Company to its ordinary shareholders generally.

Administration

(e) The Directors shall have the discretion, for the purposes of ensuring the smooth administration of this Scheme, in relation to the Czech republic, to vary or adjust any provision of this Scheme or any matter previously authorised under it, either generally or in relation to a particular Eligible Employee or Option-holder or a particular category of Eligible Employees or Option-holders, provided that such variation or adjustment does not conflict with the basic principles of this Scheme.

Disputes

(f) The decision of the Directors in any dispute or question relating to any Option shall be final and conclusive provided that it has been made in accordance with the provisions of this Scheme.

Costs of the scheme

(g) The costs of introducing and administering this Scheme shall be borne by the Company.

13. GENERAL

Auditors

(a) In any matter in which they are required to act hereunder the Auditors shall be deemed to be acting as experts and not as arbitrators and the Arbitration Acts 1950 to 1979 shall not apply hereto.

Employee trust

(b) The Company and any Subsidiary may provide money to the trustees of any trust or any other person to enable them or him to acquire shares to be held for the purposes of the Scheme, or enter into any guarantee or indemnity for those purposes, to the extent permitted by section 153 of the Companies Act 1985.

UK law

(c) This Scheme and all options granted under it shall be governed by and construed in accordance with UK law.

SCHEDULE 3

This Schedule sets out the provisions of the Hungarian part of the Scheme which shall apply to all Options granted under the Scheme to individuals who are resident in Hungary.

RULES

1. INTERPRETATION AND CONSTRUCTION

Definitions

(a) In this Scheme except where the context otherwise requires the following expressions shall have the following meanings:

Acquiring Company — Any company which:

(a) has obtained Control of the Company either:

(i) as a result of making a Takeover Offer; or

(ii) in pursuance of a Compromise; or

(b) has served a Buy Out Notice or Notices.

Acquiring Person — Any person not being an Acquiring Company who:

(a) either alone or together with any person acting in concert with him has obtained Control of the Company as a result of making a Takeover Offer or otherwise; or

(b) having such Control makes a general offer to acquire the whole of the issued Ordinary Share Capital of the Company (other than that which is already owned by him and/or any person acting in concert with him).

Acquisition Price — The amount payable on and for the exercise of an Option being the product (after any adjustment pursuant to Rule 3(b)) of the Option Price and the number of Scheme Shares in respect of which the Option is exercised.

Appropriate Period — In relation to:

(a) a Takeover Offer means the period of 6 months beginning with the time when the person making the Takeover Offer has obtained Control of the Company and any conditions subject to which the Takeover Offer is made are satisfied;

(b) a Compromise means the period of 6 months beginning with the time when the court sanctions the Compromise;

(c) a Buy Out Notice means the period during which the Acquiring Company is entitled and bound to acquire shares on the terms of the offer contained in such Buy Out Notice;

(d) an Acquiring Person who obtains Control, or who having Control of the Company makes a general offer for the whole of the issued Ordinary Share Capital of the Company, means the period of 6 months beginning with the time when the Acquiring Person obtains Control or makes the offer as the case may be.

Auditors The auditors for the time being of the Company or where there are joint auditors such one of them as the Directors shall nominate.

Bonus Date 3 years after the start of the Option-holder's Savings Contract (or such other date as the Directors in their discretion may decide and notify to Option-holders).

Buy Out Notice In relation to the Company means a notice served by a person who has become entitled to serve such notice on the shareholders of the Company under Schedule 2 of the Takeovers Directive (Interim Implementation) Regulations 2006.

the Company International Personal Finance plc.

Compromise In relation to the Company means a compromise or arrangement sanctioned by the court under section 425 of the Companies Act 1985.

Continuous Service Continuous employment within the meaning given by section 211 of the Employment Rights Act 1996 or any Corresponding Provision.

Control Control as defined in section 840 of ICTA.

Corresponding Provision In relation to any statutory provision mentioned in these Rules, any law of a jurisdiction other than the United Kingdom which, in the opinion of the Directors is of a similar purpose and effect to the relevant statutory provision in these rules and which is applicable to the Option-holder concerned.

Date of Grant The date on which an Option is granted to an Eligible Employee in accordance with the provisions of Rule 5(e).

Dealing Day A day on which transactions take place on the London Stock Exchange.

Directors The Board of Directors of the Company or a duly authorised committee thereof.

Eligible Employee Any person who is approved by the Directors, in their absolute discretion and who:

(a) is resident in Hungary and is an executive director or employee of a Group Company;

(b) on the Qualification Date had not less than 6 months of Continuous Service or such other period of Continuous Service as the Directors may from time to time determine (provided such period is not greater than a period of 5 years immediately preceding the relevant Date of Grant); and

(c) has not within the previous 6 months been granted options under the UK Scheme.

Employees' Share Scheme An employees' share scheme as defined in section 743 of the Companies Act 1985.

Exercise Period Any period during which Options may be exercised as set out in Rules 7(a) to 7(e) and Rule 9.

Grant Period Any period of 42 days:

(i) immediately succeeding the admission of the Company's shares to the London Stock Exchange;

(ii) commencing on the Dealing Day immediately following the date of an announcement by the London Stock Exchange (or where there is no announcement, the publication) of the Company's annual or interim results;

(iii) commencing on the Dealing Day immediately following the date of the lifting of such restrictions as are specified in Rule 5(h)

or in such other exceptional circumstances as the Directors may determine.

Group Company The Company or a company which is for the time being a Subsidiary over which the Company has Control and which has been nominated by the Directors to participate for the time being in this Scheme.

ICTA The Income and Corporation Taxes Act 1988.

London Stock Exchange The London Stock Exchange plc or any successor body.

Market Value The middle market quotation of a Scheme Share as derived from the London Stock Exchange Daily Official List on the immediately preceding Dealing Day or, if at the relevant time the Scheme Shares are not listed in such Daily Official List, the market value of a Scheme Share determined in accordance with Part VIII of the Taxation of Chargeable Gains Act 1992, on the relevant date or dates.

Normal Retirement The age at which an employee is bound to retire in accordance with

Date	the terms of his contract of employment.
Notional Repayment	In relation to any Savings Contract the amount which the Directors shall determine and notify to Eligible Employees in advance, being either (a) the aggregate amount which would be repayable upon the Bonus Date to the Employee if he had, at the date on which he entered into that Savings Contract, entered into a savings contract under the UK Scheme under which he was to pay a monthly contribution equal to the amount which he is to pay under the Savings Contract which, for these purposes, will be converted, where applicable, into its sterling equivalent at such rate of exchange as the Directors may determine; or (b) the amount which is expected to represent the proceeds of the Savings Contract on the Bonus Date on the assumption that there is no change in the UK/Hungarian exchange rate during the Savings Contract. For this purpose the exchange rate shall be such rate on such date as the Directors may decide to be appropriate.
Option	A right to acquire Scheme Shares granted under the provisions of this Scheme and for the time being subsisting.
Option-holder	A person who holds an Option, or (where the context admits) his personal representatives.
Option Price	The price per Scheme Share determined by the Directors being: (a) in the case of an Option to be satisfied by the issue by the Company of Scheme Shares not less than the greater of:- (i) the nominal value of a Scheme Share; and (ii) 80 per cent of the Market Value of such a Scheme Share on the date selected by the Directors being at any time within the week immediately prior to the date of the announcement made pursuant to Rule 4(a); or (b) in the case of an Option to be satisfied by the transfer of Scheme Shares, not less than 80 per cent. of the Market Value of a Scheme Share on the date selected by the Directors being at any time within the week immediately prior to the date of the announcement made pursuant to Rule 4(a).
Option Rollover	In relation to an Option shall mean a release by the Option-holder with the consent of the Acquiring Company of his rights ("old rights") under this Scheme in consideration of the grant to him of rights ("new rights") which are equivalent to the old rights but which relate to shares in:

(a) the Acquiring Company; or

(b) a company which has Control of the Acquiring Company; or

(c) a company which either is, or has Control of, a company which is a member of a consortium within the meaning of paragraph 18 of Schedule 3 of the Income Tax (Earnings and Pensions) Act 2003

where the term "equivalent" shall be construed in accordance with Rule 9(b).

Ordinary Share Capital	The ordinary share capital of the Company as defined in section 832(1) of ICTA.
Qualification Date	The date of announcement by the Directors of the number of shares over which Options are to be granted immediately preceding the relevant Date of Grant.
Rolled-over	The *action of effecting an* Option Rollover or its completion.
Savings Authority	A building society, bank or other appropriate person to whom the Directors from time to time determine that contributions are payable under the terms of a Savings Contract.
Savings Contract	in relation to an Option, the contract entered into, or to be entered into in connection with the grant of that Option and which is with a Savings Authority on terms approved by the Directors for the purposes of this Scheme.
this Scheme	This scheme (the International Personal Finance plc International Employee Savings – Related Share Option Scheme) in its present form or as from time to time amended in accordance with the provisions hereof.
Scheme Shares	Fully paid ordinary shares in the capital of the Company for the time being or any shares representing the same.
Subsidiary	A company which is a subsidiary of the Company within the meaning of section 736 of the Companies Act 1985.
Takeover Offer	In relation to the Company means either:

(a) a general offer to acquire the whole of the issued Ordinary Share Capital of the Company (other than that which is already owned by the person making the offer and/or by its holding company and/or by the subsidiaries of it or its holding company) which is made on a condition such that if it is

satisfied the person making the offer will have Control of the Company; or

(b) a general offer to acquire all the shares in the Company (other than that which is already owned by the person making the offer and/or by its holding company and/or by the subsidiaries of it or of the holding company) of the same class as the Scheme Shares,

where the expressions "subsidiary" and "holding company" have the meanings given to them by section 736 of the Companies Act 1985.

Trustee Means the trustee or trustees for the time being of any trust established whose beneficiaries include Eligible Employees and nominated for the purposes of this Scheme by the Directors.

UK Scheme The International Personal Finance plc Employee Savings – Related Share Option Scheme or such other previous or replacement scheme as may be nominated by the Directors.

Valid Application An application made by an Eligible Employee on the application forms provided by the Directors by the date specified in an announcement made in accordance with Rule 4(a) as the latest date for applications in which:

(a) the monthly contribution specified is permitted by Rule 5(a); and

(b) any bonus specified is permitted by the terms of the announcement.

Construction

(b) Words or expressions used herein shall:-

(i) when denoting the masculine gender include the feminine;

(ii) when denoting the singular include the plural and vice versa;

(iii) when referring to any enactment be construed as a reference to that enactment under English law as for the time being amended or re-enacted; and

(iv) when referring to Rules throughout this Scheme be taken to refer to Rules of this Scheme.

(c) For the purposes of any application of the provisions of this Scheme following any Option Rollover:

(i) any new rights granted pursuant to Rule 9 shall be regarded as having been granted at the time the corresponding old rights were granted;

(ii) Rules 3, 7, 8, 9, 10, 11 and 12 shall in relation to the new rights be construed as

if the following terms have the meanings assigned to them in this Rule 1(c) and not the meanings assigned to them in Rule 1(a):

Auditors	The auditors for the time being of the company in respect of which new rights have been granted or where there are joint auditors such one of them as the directors of that company shall nominate;
Company	The company in respect of whose shares new rights have been granted;
Directors	The Board of Directors of the company in respect of whose shares new rights have been granted or a duly authorised committee thereof;
Scheme Shares	Fully paid ordinary shares in the capital of the company for the time being over whose shares new rights have been granted ;
Shares subject to this Scheme	Scheme Shares.

(d) Where under any of the provisions of these Rules it is provided that an Option shall lapse that Option shall cease to be exercisable thereafter notwithstanding any other provision of these Rules.

2. SCHEME LIMITS

Limit on ordinary share capital placed under *option*

(a) The aggregate amount of Ordinary Share Capital over which Options to subscribe for Scheme Shares may be granted on any date when aggregated with:

(i) the amount of Ordinary Share Capital issued or remaining issuable pursuant to options granted in the previous 10 years under this Scheme and under any other share option scheme established by the Company; and

(ii) the amount of Ordinary Share Capital issued in the previous 10 years under any other Employees' Share Scheme of the Company;

shall not exceed 10% of the amount of the Ordinary Share Capital in issue on the day preceding that date.

(b) For the purposes of this Rule 2, references to new Shares being issued shall include:

(i) the placing by the Directors or the Trustee of unissued Shares under option (while such options subsist); and

(ii) in so far as not otherwise taken into account, any subscription for Shares which are issued for the purpose of satisfying any option.

3. ORDINARY SHARE CAPITAL

Availability of authorised capital

(a) The Company shall at all times keep available sufficient authorised and unissued Scheme Shares to satisfy the exercise to the full extent still possible of all Options which have neither lapsed nor been fully exercised save those the exercise of which is to be satisfied by the transfer and not the issue of Scheme Shares, taking account of any other obligations of the Company to issue Scheme Shares.

Variation of share capital and adjustment of options

(b) In the event of any capitalisation issue or rights issue, rights offer or any reduction, sub-division, consolidation of the share capital of the Company (or other variation of the share capital of the Company subject to shareholder approval), or in the event of any special dividend or demerger the number of Scheme Shares comprised in any Option and/or the Option Price may be adjusted by the Directors in such manner as the Auditors have confirmed in writing to be in their opinion fair and reasonable provided always that no adjustment shall be made except in the case of an Option over Scheme Shares in issue, which would cause the price per Scheme Share to be less than the nominal value of that Scheme Share. Notice of any such adjustment shall be given to the Option-holders by the Directors, who may call in Option certificates for endorsement.

4. APPLICATIONS FOR OPTIONS

(a) Subject to the restrictions hereinafter contained, the Directors may, at their discretion, (but in the case of Options to be granted by the Trustee, only following a recommendation from the Trustee) determine that this Scheme shall operate in relation to Hungary and thereafter the Directors shall announce after the commencement of a Grant Period:

(i) the Option Price;

(ii) the last date by which applications made pursuant to Rule 4(b) must be received (which shall be not earlier than 14 days after the date on which the announcement is made);

(iii) details of the Savings Contract which may be used for the application linked to those Options; and

(iv) if appropriate, the maximum number of Shares which may be made available in relation to Hungary.

(b) Each person who in relation to a grant of an Option is an Eligible Employee may, not later than the date specified in the announcement referred to in Rule 4(a) as the last date for receipt of applications, apply for an Option in respect of any of the Scheme Shares specified in any such announcement, by delivery of a duly completed valid application form complying with the requirements of this Rule to the Secretary for the time being of the Company, or as specified on the application form.

(c) Applications for Options shall be in writing in such form as the Directors (or the Trustee (as the case may be)) may from time to time prescribe.

5. GRANT OF OPTIONS

Contributions under the savings contract

(a) The monthly contribution payable by a participant under a Savings Contract shall be in Hungarian forints (or such other currency as applies to Hungary from time to time) and shall not:

(i) be less than 1,900 forints or such other minimum amount as may for the time being be permitted by the Directors, not being less than the minimum amount then permitted under the terms of the UK Scheme; nor

(ii) when aggregated with the monthly contributions being paid under any other savings contract(s), entered into by that participant in connection with the grant of any option under a savings-related share option scheme operated by the Company, exceed the local currency equivalent of the maximum amount permitted by the Directors, not being more than the maximum then permitted for the time being under the UK Scheme.

For the purposes of applying the limits set out in this Rule 5(a) and Rule 5(f) the contributions any Eligible Employee is paying, or wishes to pay, under the Savings Contract will be converted, where applicable, into the sterling equivalent at such rate of exchange as the Directors may decide to be appropriate.

The local currency equivalent shall be determined for this purpose as at such date prior to the issue of application forms to Eligible Employees as the Directors may permit.

Timing of grant

(b) Subject to Rule 5(f) final sub-paragraph, Options may only be granted during a Grant Period.

(c) No Option shall be granted to any Eligible Employee if such grant shall be prohibited under any relevant legislation from time to time in force applicable to the granting of Options under this Scheme.

Grant of options

(d) The grant of an Option shall be conditional upon the Eligible Employee having submitted to the Directors a Valid Application, prior to the grant of that Option, for entry into a Savings Contract. In making his application the Eligible Employee shall state inter alia the monthly contribution which he would like to make under the Savings Contract. The application form must also authorise the Eligible Employee's employer to deduct the monthly savings contributions from his pay and to pay them to the Savings Authority and the Directors to make appropriate amendments to the form if applications have to be scaled down under Rule 5(f). Each such application shall be deemed to be in respect of the largest whole number of Scheme Shares which can be purchased with the Notional Repayment.

(e) As soon as possible after the final date for the receipt of applications in relation to each grant of Options and within 30 days after the related announcement made by the Directors under Rule 4(a) , the Directors or the Trustee, as the case may be, shall, subject to Rule

5(f), grant to each Eligible Employee who has submitted a Valid Application an Option in respect of the whole number of Scheme Shares for which he is deemed to have applied in accordance with Rule 5(d).

(f) If the Directors receive Valid Applications such that on the grant of all the Options applied for the maximum number of Shares determined by the Directors pursuant to Rule 4(a)(iv) or the limits in Rule 2 would be exceeded, then subject to the provisions of Rule 5(a)(i) the following steps shall be carried out in the following order to the extent necessary to eliminate the excess:

(i) the excess over 1,900 forints of the monthly savings contribution chosen by each applicant shall be reduced pro-rata to the extent necessary;

(ii) applications will be selected by lot, each based on a monthly savings contribution of 1,900 forints and the exclusion of any bonus in the repayment under the Savings Contract.

As soon as possible after the final date for the receipt of applications in relation to each grant of Options and within 42 days after the date on which Market Value is determined, the Directors, or the Trustee, as the case may be, shall grant to each Eligible Employee who has submitted a Valid Application, or where appropriate to those Eligible Employees selected by lot pursuant to this Rule 5(f), an Option in respect of the number of Scheme Shares for which he is deemed to have applied scaled down proportionately to the reduction made in his monthly contributions pursuant to this Rule 5(f).

Option certificates

(g) Subject to the Eligible Employee entering into a Savings Contract, the Company or the Trustee, as the case may be, shall as soon as possible after such date issue an Option certificate in respect of each Option granted, specifying the Date of Grant, the number of Scheme Shares subject to the Option, the Option Price if the Option is exercised in full and the Acquisition Price.

Restrictions on grant of options

(h) If the Directors are prevented at any time by any applicable statute, order, regulation or governmental directive from making an announcement pursuant to Rule 4(a) or from granting Options within the time limits imposed by these Rules, they may make such an announcement within 42 days after the lifting of such restrictions.

Options only to be granted to employees and directors

(i) No Option shall be granted to any person who is no longer a director or employee of a Group Company on the date Options are granted under this Rule 5.

Life of the scheme

(j) No Option may be granted after 16 July, 2017.

6. NON-TRANSFERABILITY OF OPTIONS

No Option nor any right thereunder shall be capable of being transferred, assigned or charged and any such purported transfer, assignment or charge shall result in the cancellation of the Option. Provided always that on the death of an Option-holder an Option may be exercised by his personal representatives in accordance with Rule 7(b).

7. RIGHTS TO EXERCISE OPTIONS

General

(a) (i) Save as provided in Rules 7(b), 7(c),7(e) and 9, an Option may be exercised only during the period commencing with the Bonus Date under the relevant Savings Contract; and

(ii) save as provided in Rules 7(b)(i) and (ii), an Option shall not be exercisable later than 3 months after the Bonus Date.

Death

(b) If an Option-holder dies, an Option may only be exercised by his personal representatives:

(i) within 12 months after the date of his death if such death occurs before the Bonus Date;

(ii) within 12 months after the Bonus Date in the event of his death within 3 months after such Bonus Date.

Cessation of employment in special circumstances

(c) Subject to Rule 7(a)(ii) an Option may be exercised by an Option-holder within 3 months after his ceasing to hold the office or employment by virtue of which he is an Eligible Employee by reason only:

(i) of injury, disability, or redundancy within the meaning of the Act XXII of 1992 on the Labour Code of Hungary, as amended; or

(ii) of retirement on reaching Normal Retirement Date; or

(iii) that office or employment is in a company of which the Company ceases to have Control; or

(iv) that office or employment relates to a business or part of a business which is transferred to a person other than a company of which the Company has Control.

(d) No person shall be treated for the purposes of Rules 7(c) and 7(f) as ceasing to hold the office or employment by virtue of which he is an Eligible Employee until he ceases to hold any office or employment in the Company or any Group Company or any company over which the Company has Control.

Cessation of employment in other circumstances

(e) If an Option-holder shall cease to hold the office or employment by virtue of which he is an Eligible Employee more than 3 years after the Date of Grant of an Option (other than in circumstances where his employer would have been entitled to dismiss him summarily), such Option may be exercised within 3 months after the date of such cessation.

Conditions to be satisfied at time of exercise

(f) No Option may be exercised by, or by the personal representatives of an Option-holder who is (or at the date of his death was) not a director or employee of the Company or a Group Company unless the Option is to be exercised pursuant to Rules 7(b), (c) and (e),

Provided that if at the Bonus Date an Option-holder holds an office or employment in a company which is not a participating company but which is a company of which the Company has Control, those rights may be exercised within 3 months of that date.

Restricted Exercise

(g) This Rule 7(g) applies if an Option is exercised before the Bonus Date and overrides all other Rules or otherwise stated. The Option may not be exercised in respect of more than the number of Shares which may be purchased using the savings and any after-tax interest accrued in his or her Savings Account immediately prior to the exercise, after deducting any applicable currency conversion costs.

Lapsing of Options

(h) An Option shall lapse upon the occurrence of the earliest of the following events:

(i) except where the Option-holder dies, the date following 3 months after the Bonus Date;

(ii) the expiry of any of the periods specified in Rules 7(b), (c) or (e);

(iii) an Option-holder being adjudicated bankrupt,

(iv) an Option-holder giving, or under the terms of the Savings Contract having or being deemed to have given, notice to the relevant Savings Authority that he intends to stop paying contributions under his Savings Contract or having given notice to the relevant Savings Authority of an application for repayment of his Savings Contract PROVIDED THAT this sub-paragraph (iv) shall not apply to the extent that the relevant Savings Contract permits the Option-holder to miss the payment of contributions for any period within the Savings Contract term or to the extent that he misses up to an aggregate of 6 monthly payments;

(v) the cessation of employment by an Option-holder in circumstances other than where the cessation of employment arises on any of the grounds specified in rule 7(b), (c) or (e);

(vi) the expiry of any Appropriate Period if an Option has become exercisable pursuant to rule 9; and

(vii) the winding up of the Company.

Family Leave

(i) Where an Option-holder is away from work (whether or not he or she ceases to be an employee of a Group Company) because of pregnancy or confinement, maternity, paternity, adoption or other leave arising from the assumption of parental responsibility for a child then he or she will be deemed for the purposes of these Rules not have to ceased to be employed by a Group Company unless and until the Directors are satisfied that there is no longer any reasonable expectation of him or her returning to work in exercise of any contractual or statutory right conferred by the law of the relevant local jurisdiction to return to work.

8. LOSS OF OFFICE OR EMPLOYMENT

If an Option-holder shall cease for any reason to be employed by the Company, or any other company which is or was a Group Company or any company over which the Company has Control, his rights and benefits under this Scheme or in connection therewith (actual or prospective) or any loss thereof shall not in any way entitle him to claim compensation against the Company or any other Group Company or any company over which the Company has Control and shall not be taken into account in assessing any compensation to which he may otherwise be entitled notwithstanding that he may have been dismissed wrongfully or otherwise contrary to any applicable local law and the Option-holder agrees to waive all and any rights to compensation or damages in consequence of such cessation insofar as these rights arise or may arise from his ceasing to have rights under or a diminution in his existing rights or the potential loss of future rights under this Scheme.

9. TAKEOVERS, RECONSTRUCTION, AMALGAMATION AND LIQUIDATION

Change in control of the company - acquiring company

(a) If any company has become an Acquiring Company, the Directors shall as soon as practicable thereafter notify every Option-holder accordingly, and each Option-holder may within the Appropriate Period:

(i) exercise his Options to the extent of the repayment due under the relevant Savings Contracts; or

(ii) where the Option has not been exercised, execute, with the consent of the Acquiring Company, an Option Rollover.

(b) For the purposes of an Option Rollover the new rights shall only be regarded as equivalent to the old rights if:-

(i) the new rights are exercisable in the same manner as the old rights and subject to the provisions of this Scheme as it had effect immediately before an Option Rollover; and

(ii) the total Market Value of the Scheme Shares subject to an Option which is being Rolled-Over is equal immediately before such Option Rollover to the total market value (determined in accordance with Part VIII of the Taxation of Chargeable Gains

Act 1992) of the shares in respect of which an Option-holder's new rights are being granted immediately after such Option Rollover; and

(iii) the total amount payable in respect of the exercise in full of an Option following an Option Rollover is equal to the total Acquisition Price immediately preceding such Option Rollover.

Change in control of the company - acquiring person

(c) If any person becomes an Acquiring Person, the Directors shall as soon as practicable thereafter notify every Option-holder accordingly and each Option-holder may within the Appropriate Period exercise his Options to the extent of the repayment due under the relevant Savings Contracts.

Liquidation

(d) If notice is duly given of a General Meeting at which a resolution will be proposed for the voluntary winding-up of the Company except for the purposes of reconstruction or amalgamation, any Option shall, subject to Rule 7(a)(ii), be exercisable (but so that any exercise hereunder shall be conditional upon such resolution being passed) at any time thereafter until the resolution is duly passed or defeated or the General Meeting concluded or adjourned sine die, whichever shall first occur. If such resolution is duly passed an Option may be exercised within 6 months of the passing of the resolution save that the Option shall lapse on the winding up of the Company.

10. EXERCISE OF OPTIONS AND LISTING OF SHARES

Procedures on exercise

(a) An Option may be exercised, in respect of all or any of the Scheme Shares to which it relates, by actual physical delivery to the Secretary of the Company or its other duly appointed agent (if Rule 10(e) is applicable, as agent for the Trustee) during the relevant Exercise Period of an Option Certificate covering at least all the Scheme Shares over which the Option is then to be exercised, together with a notice of exercise duly completed and signed by the Option-holder (or by his duly authorised agent), and a remittance in such form as the Directors may specify in pounds sterling (or in Hungarian currency if the Directors so permit) or, if the Directors so decide, an appropriate authority to obtain such remittance from the Savings Authority for the Acquisition Price (payable if Rule 10(e) is applicable, to the Company as agent for the Trustee) in respect of the Scheme Shares over which the Option is to be exercised PROVIDED THAT the Directors shall have the discretion to permit Option exercise in such other manner as may be administratively convenient.

For the avoidance of doubt, if the proceeds of the Option-holder's Savings Contract are insufficient to fund the exercise of the Option in respect of the maximum number of shares permitted, the Directors may at their discretion allow the Option-holder to pay the balance out of his own funds in such manner as may be administratively convenient.

(b) Execution of an Option Rollover under this Scheme, in accordance with Rule 9 is to be effected by notice in writing in a form prescribed by the Directors of the Acquiring Company.

(c) All allotments, issues and transfers of Scheme Shares shall be subject to any necessary consents of HM Treasury or other authorities in the United Kingdom or elsewhere under enactments or regulations for the time being in force and it shall be the responsibility of the Option-holder to comply with any requirements to be fulfilled in order to obtain or obviate the necessity for any such consent.

(d) Within 28 days after the date of exercise of an Option in accordance with this Scheme, and subject to any applicable arrangements under Rule 10(h), the Company shall procure that the Option-holder acquires the Shares in respect of which the Option has been validly exercised by either:-

(i) allotting and issuing credited as fully paid Scheme Shares to the Option-holder or to a company sponsored nominee on his behalf; or

(ii) procuring the transfer of Scheme Shares to the Option-holder or to a company sponsored nominee on his behalf;

and cause to be registered in his name or the name of a company sponsored nominee on his behalf the number of Scheme Shares specified in the notice and, save where no share certificate is issuable, shall deliver to the Option-holder either an appropriately endorsed share certificate in respect thereof or a statement of entitlement under the said company sponsored nominee.

(e) Where either the Company procures the transfer of Shares to an Eligible Employee or a company sponsored nominee on his behalf from the Trustee or the Trustee granted the Option which has been exercised, then the Company shall receive the option certificate, notice of exercise and remittance for the Acquisition Price as agent for the Trustee and shall promptly account to the Trustee for an amount equal to the Acquisition Price.

Rights attaching to scheme shares

(f) Save as regards rights attaching to Scheme Shares by reference to a record date prior to the date on which the Scheme Shares are allotted and issued, Scheme Shares issued upon the exercise of Options shall be identical and rank *pari passu* in all respects with the Scheme Shares then in issue.

Listing

(g) If the Company is listed on the London Stock Exchange at the time when an Option is exercised, the Company shall use its best endeavours to ensure that as soon as practicable after the allotment of any Scheme Shares under this Scheme the same shall be admitted to the Official List as maintained by the UK Listing Authority and be admitted to trading on the London Stock Exchange.

Withholding obligations

(h) This Rule applies if an Option-holder is liable to tax, duties, social security contributions or other amounts on the exercise of his Option and his employer or former employer is liable to make a payment to the appropriate authorities on account of that liability. Before exercising his Option the Option-holder must enter into such arrangements as the Directors may approve for the purpose of ensuring that the option-holder's employer or former

employer is put in sufficient funds to enable it to discharge its liability to make the payment to the appropriate authorities or is reimbursed for any payment made. Such arrangements may (without limitation) include an instruction to the Directors to sell, or procure the sale, on behalf of the Option-holder of sufficient of the Scheme Shares issuable or transferable to the Option-holder so that the net proceeds of sale are as nearly as possible equal to, but not less than, the Directors' best estimate (calculated in good faith) of the payment which the employer or former employer is required to pay to the appropriate authorities.

11. SCHEME AMENDMENTS AND TERMINATION

Amendments

(a) Subject to Rule 11(c) the Directors may from time to time at their absolute discretion (but only with the prior consent of the Trustee if there are subsisting Options which the Trustee is liable to satisfy) amend any of the Rules of this Scheme provided that except with the prior approval of the Company in General Meeting no amendment to the advantage of Option-holders shall be made.

(b) No amendment waiver or replacement to this Scheme shall be made to the extent to which it would have the effect of abrogating or altering adversely any of the subsisting rights of Option-holders except with such consent on their part as would be required by the provisions of the Company's Articles of Association if the Scheme Shares to be issued on the exercise of the Options already granted and still subsisting were so issued and constituted a separate class of share capital and if such provisions applied mutatis mutandis thereto.

(c) Rule 11(a) shall not apply to any amendment which the Directors consider is necessary or desirable to comply with or take account of the provisions of any proposed or existing legislation, or to take advantage of any changes to the legislation, or to obtain or maintain favourable taxation, exchange control or regulatory treatment of the Company, any Subsidiary or any Option-holder or any minor amendment to benefit the administration of this Scheme provided in each case any such amendment does not affect the basic principles of the Scheme or the limits in Rule 2.

(d) The Directors shall have the power from time to time to make or vary regulations for the administration of this Scheme and to amend the terms or impose further conditions on the grant and exercise of Options to take account of overseas taxation, and securities or exchange control laws provided always that such regulations, terms and conditions shall not be inconsistent with the provisions of this Scheme.

Termination

(e) The Company by ordinary resolution or the Directors may at any time resolve that no further Options be granted under this Scheme, and in such event no further Options will be granted but in all other respects the provisions of this Scheme shall remain in force.

12 ADMINISTRATION

Notice and documents

(a) Any notice or other document required to be given hereunder to any Option-holder shall be delivered to him or sent by either

(i) first class post or equivalent in the relevant jurisdiction to him at his home address according to the records of his employing company or such other address as may appear to such company to be appropriate;

(ii) such facsimile number or e-mail address as may have been notified previously for the purposes of these rules by him.

(b) Any notice or other document required to be given to the Company shall be delivered to it or sent by either

(i) first class post or its equivalent in the relevant jurisdiction to its registered office; or

(ii) such facsimile number or e-mail address as may have been notified previously for the purposes of the rules by it.

(c) Notices sent by post shall be deemed to have been given on the third day following the date of posting. Notices sent by fax or e-mail shall be deemed to have been given when despatched provided there is no reasonable indication that transmission has not been successful.

(d) Option-holders not otherwise entitled thereto shall not be sent copies of such notices and other documents sent by the Company to its ordinary shareholders generally.

Administration

(e) The Directors shall have the discretion, for the purposes of ensuring the smooth administration of this Scheme, in relation to Hungary, to vary or adjust any provision of this Scheme or any matter previously authorised under it, either generally or in relation to a particular Eligible Employee or Option-holder or a particular category of Eligible Employees or Option-holders, provided that such variation or adjustment does not conflict with the basic principles of this Scheme.

Disputes

(f) The decision of the Directors in any dispute or question relating to any Option shall be final and conclusive provided that it has been made in accordance with the provisions of this Scheme.

Costs of the scheme

(g) The costs of introducing and administering this Scheme shall be borne by the Company.

13. GENERAL

Auditors

(a) In any matter in which they are required to act hereunder the Auditors shall be deemed to be acting as experts and not as arbitrators and the Arbitration Acts 1950 to 1979 shall not apply hereto.

Employee trust

(b) The Company and any Subsidiary may provide money to the trustees of any trust or any other person to enable them or him to acquire shares to be held for the purposes of the Scheme, or enter into any guarantee or indemnity for those purposes, to the extent permitted by section 153 of the Companies Act 1985.

UK law

(c) This Scheme and all options granted under it shall be governed by and construed in accordance with UK law.

SCHEDULE 4

This Schedule sets out the provisions of the Slovak part of the Scheme which shall apply to all Options granted under the Scheme to individuals who are resident in Slovakia.

RULES

1. INTERPRETATION AND CONSTRUCTION

Definitions

(a) In this Scheme except where the context otherwise requires the following expressions shall have the following meanings:

Acquiring Company Any company which:

(a) has obtained Control of the Company either:

(i) as a result of making a Takeover Offer; or

(ii) in pursuance of a Compromise; or

(b) has served a Buy Out Notice or Notices.

Acquiring Person Any person not being an Acquiring Company who:

(a) either alone or together with any person acting in concert with him has obtained Control of the Company as a result of making a Takeover Offer or otherwise; or

(b) having such Control makes a general offer to acquire the whole of the issued Ordinary Share Capital of the Company (other than that which is already owned by him and/or any person acting in concert with him).

Acquisition Price The amount payable on and for the exercise of an Option being the product (after any adjustment pursuant to Rule 3(b)) of the Option Price and the number of Scheme Shares in respect of which the Option is exercised.

Appropriate Period In relation to:

(a) a Takeover Offer means the period of 6 months beginning with the time when the person making the Takeover Offer has obtained Control of the Company and any conditions subject to which the Takeover Offer is made are satisfied;

(b) a Compromise means the period of 6 months beginning with the time when the court sanctions the Compromise;

(c) a Buy Out Notice means the period during which the Acquiring Company is entitled and bound to acquire shares on the terms of the offer contained in such Buy Out Notice;

(d) an Acquiring Person who obtains Control, or who having Control of the Company makes a general offer for the whole of the issued Ordinary Share Capital of the Company, means the period of 6 months beginning with the time when the Acquiring Person obtains Control or makes the offer as the case may be.

Auditors — The auditors for the time being of the Company or where there are joint auditors such one of them as the Directors shall nominate.

Bonus Date — 3 years after the start of the Option-holder's Savings Contract (or such other date as the Directors in their discretion may decide and notify to Option-holders).

Buy Out Notice — In relation to the Company means a notice served by a person who has become entitled to serve such notice on the shareholders of the Company under Schedule 2 of the Takeovers Directive (Interim Implementation) Regulations 2006.

the Company — International Personal Finance plc.

Compromise — In relation to the Company means a compromise or arrangement sanctioned by the court under section 425 of the Companies Act 1985.

Continuous Service — Continuous employment within the meaning given by section 211 of the Employment Rights Act 1996 or any Corresponding Provision.

Control — Control as defined in section 840 of ICTA.

Corresponding Provision — In relation to any statutory provision mentioned in these Rules, any law of a jurisdiction other than the United Kingdom which, in the opinion of the Directors is of a similar purpose and effect to the relevant statutory provision in these rules and which is applicable to the Option-holder concerned.

Date of Grant — The date on which an Option is granted to an Eligible Employee in accordance with the provisions of Rule 5(e).

Dealing Day — A day on which transactions take place on the London Stock Exchange.

Directors — The Board of Directors of the Company or a duly authorised committee thereof.

Eligible Employee — Any person who is approved by the Directors, in their absolute discretion and who:

(a) is resident in Slovakia and is an executive director or employee of a Group Company;

(b) on the Qualification Date had not less than 6 months of Continuous Service or such other period of Continuous Service as the Directors may from time to time determine (provided such period is not greater than a period of 5 years immediately preceding the relevant Date of Grant); and

(c) has not within the previous 6 months been granted options under the UK Scheme.

Employees' Share Scheme — An employees' share scheme as defined in section 743 of the Companies Act 1985.

Exercise Period — Any period during which Options may be exercised as set out in Rules 7(a) to 7(e) and Rule 9.

Grant Period — Any period of 42 days:

(i) immediately succeeding the admission of the Company's shares to the London Stock Exchange;

(ii) commencing on the Dealing Day immediately following the date of an announcement by the London Stock Exchange (or where there is no announcement, the publication) of the Company's annual or interim results;

(iii) commencing on the Dealing Day immediately following the date of the lifting of such restrictions as are specified in Rule 5(h)

or in such other exceptional circumstances as the Directors may determine.

Group Company — The Company or a company which is for the time being a Subsidiary over which the Company has Control and which has been nominated by the Directors to participate for the time being in this Scheme.

ICTA — The Income and Corporation Taxes Act 1988.

London Stock Exchange — The London Stock Exchange plc or any successor body.

Market Value — The middle market quotation of a Scheme Share as derived from the London Stock Exchange Daily Official List on the immediately preceding Dealing Day or, if at the relevant time the Scheme Shares are not listed in such Daily Official List, the market value of a Scheme Share determined in accordance with Part VIII of the Taxation of Chargeable Gains Act 1992, on the relevant date or dates.

Normal Retirement — The age at which an employee has a right to retire in accordance with

Date	the terms of his contract of employment or applicable Slovak law.
Notional Repayment	In relation to any Savings Contract the amount which the Directors shall determine and notify to Eligible Employees in advance, being either (a) the aggregate amount which would be repayable upon the Bonus Date to the Employee if he had, at the date on which he entered into that Savings Contract, entered into a savings contract under the UK Scheme under which he was to pay a monthly contribution equal to the amount which he is to pay under the Savings Contract which, for these purposes, will be converted, where applicable, into its sterling equivalent at such rate of exchange as the Directors may determine; or (b) the amount which is expected to represent the proceeds of the Savings Contract on the Bonus Date on the assumption that there is no change in the UK/Slovak exchange rate during the Savings Contract. For this purpose the exchange rate shall be such rate on such date as the Directors may decide to be appropriate.
Option	A right to acquire Scheme Shares granted under the *provisions of this* Scheme and for the time being subsisting.
Option-holder	A person who holds an Option, or (where the context admits) his personal representatives.
Option Price	The price per Scheme Share determined by the Directors being: (a) in the case of an Option to be satisfied by the issue by the Company of Scheme Shares not less than the greater of:- (i) the nominal value of a Scheme Share; and (ii) 80 per cent of the Market Value of such a Scheme Share on the date selected by the Directors being at any time within the week immediately prior to the date of the announcement made pursuant to Rule 4(a); or (b) in the case of an Option to be satisfied by the transfer of Scheme Shares, not less than 80 per cent. of the Market Value of a Scheme Share on the date selected by the Directors being at any time within the week immediately prior to the date of the announcement made pursuant to Rule 4(a).
Option Rollover	In relation to an Option shall mean a release by the Option-holder with the consent of the Acquiring Company of his rights ("old rights") under this Scheme in consideration of the grant to him of rights ("new rights") which are equivalent to the old rights but which relate to shares in:

(a) the Acquiring Company; or

(b) a company which has Control of the Acquiring Company; or

(c) a company which either is, or has Control of, a company which is a member of a consortium within the meaning of paragraph 18 of Schedule 3 of the Income Tax (Earnings and Pensions) Act 2003

where the term "equivalent" shall be construed in accordance with Rule 9(b).

Ordinary Share Capital	The ordinary share capital of the Company as defined in section 832(1) of ICTA.
Personal Representatives	Heirs (or one of the heirs) of the person who holds an Option, as finally determined in accordance with Slovak law.
Qualification Date	The date of announcement by the Directors of the number of shares over which Options are to be granted immediately preceding the relevant Date of Grant.
Rolled-over	The action of effecting an Option Rollover or its completion.
Savings Authority	A building society, bank or other appropriate person to whom the Directors from time to time determine that contributions are payable under the terms of a Savings Contract.
Savings Contract	in relation to an Option, the contract entered into, or to be entered into in connection with the grant of that Option and which is with a Savings Authority on terms approved by the Directors for the purposes of this Scheme.
Schedule 3 to the Income Tax Act	Schedule 3 to the Income Tax (Earnings and Pensions) Act 2003
this Scheme	This scheme (the International Personal Finance plc International Employee Savings – Related Share Option Scheme) in its present form or as from time to time amended in accordance with the provisions hereof.
Scheme Shares	Fully paid ordinary shares in the capital of the Company for the time being or any shares representing the same.
Subsidiary	A company which is a subsidiary of the Company within the meaning of section 736 of the Companies Act 1985.

Takeover Offer	In relation to the Company means either: (a) a general offer to acquire the whole of the issued Ordinary Share Capital of the Company (other than that which is already owned by the person making the offer and/or by its holding company and/or by the subsidiaries of it or its holding company) which is made on a condition such that if it is satisfied the person making the offer will have Control of the Company; or (b) a general offer to acquire all the shares in the Company (other than that which is already owned by the person making the offer and/or by its holding company and/or by the subsidiaries of it or of the holding company) of the same class as the Scheme Shares, where the expressions "subsidiary" and "holding company" have the meanings given to them by section 736 of the Companies Act 1985.
Trustee	Means the trustee or trustees for the time being of any trust established whose beneficiaries include Eligible Employees and nominated for the purposes of this Scheme by the Directors.
UK Scheme	The International Personal Finance plc Employee Savings – Related Share Option Scheme or such other previous or replacement scheme as may be nominated by the Directors.
Valid Application	An application made by an Eligible Employee on the application forms provided by the Directors by the date specified in an announcement made in accordance with Rule 4(a) as the latest date for applications in which: (a) the monthly contribution specified is permitted by Rule 5(a); and (b) any bonus specified is permitted by the terms of the announcement.

Construction

(b) Words or expressions used herein shall:-

(i) when denoting the masculine gender include the feminine;

(ii) when denoting the singular include the plural and vice versa;

(iii) when referring to any enactment be construed as a reference to that enactment under English law as for the time being amended or re-enacted; and

(iv) when referring to Rules throughout this Scheme be taken to refer to Rules of this Scheme.

(c) For the purposes of any application of the provisions of this Scheme following any Option Rollover:

(i) any new rights granted pursuant to Rule 9 shall be regarded as having been granted at the time the corresponding old rights were granted;

(ii) *Rules 3, 7, 8, 9, 10, 11 and 12 shall in relation to the new* rights be construed as if the following terms have the meanings assigned to them in this Rule 1(c) and not the meanings assigned to them in Rule 1(a):

Auditors	The auditors for the time being of the company in respect of which new rights have been granted or where there are joint auditors such one of them as the directors of that company shall nominate;
Company	The company in respect of whose shares new rights have been granted;
Directors	The Board of Directors of the company in respect of whose shares new rights have been granted or a duly authorised committee thereof;
Scheme Shares	Fully paid ordinary shares in the capital of the company for the time being over whose shares new rights have been granted ;
Shares subject to this Scheme	Scheme Shares.

(d) Where under any of the provisions of these Rules it is provided that an Option shall lapse that Option shall cease to be exercisable thereafter notwithstanding any other provision of these Rules.

2. SCHEME LIMITS

Limit on ordinary share capital placed under option

(a) The aggregate amount of Ordinary Share Capital over which Options to subscribe for Scheme Shares may be granted on any date when aggregated with:

(i) the amount of Ordinary Share Capital issued or remaining issuable pursuant to options granted in the previous 10 years under this Scheme and under any other share option scheme established by the Company; and

(ii) the amount of Ordinary Share Capital issued in the previous 10 years under any other Employees' Share Scheme of the Company;

shall not exceed 10% of the amount of the Ordinary Share Capital in issue on the day preceding that date.

(b) For the purposes of this Rule 2, references to new Shares being issued shall include:-

(i) the placing by the Directors or the Trustee of unissued Shares under option (while such options subsist); and

(ii) in so far as not otherwise taken into account, any subscription for Shares which are issued for the purpose of satisfying any option.

3. ORDINARY SHARE CAPITAL

Availability of authorised capital

(a) The Company shall at all times keep available sufficient authorised and unissued Scheme Shares to satisfy the exercise to the full extent still possible of all Options which have neither lapsed nor been fully exercised save those the exercise of which is to be satisfied by the transfer and not the issue of Scheme Shares, taking account of any other obligations of the Company to issue Scheme Shares.

Variation of share capital and adjustment of options

(b) In the event of any capitalisation issue or rights issue, rights offer or any reduction, sub-division, consolidation of the share capital of the Company (or other variation of the share capital of the Company subject to shareholder approval), or in the event of any special dividend or demerger the number of Scheme Shares comprised in any Option and/or the Option Price may be adjusted by the Directors in such manner as the Auditors have confirmed in writing to be in their opinion fair and reasonable provided always that no adjustment shall be made except in the case of an Option over Scheme Shares in issue, which would cause the price per Scheme Share to be less than the nominal value of that Scheme Share. Notice of any such adjustment shall be given to the Option-holders by the Directors, who may call in Option certificates for endorsement.

4. APPLICATIONS FOR OPTIONS

(a) Subject to the restrictions hereinafter contained, the Directors may, at their discretion, (but in the case of Options to be granted by the Trustee, only following a recommendation from the Trustee) determine that this Scheme shall operate in relation to Slovakia and thereafter the Directors shall announce after the commencement of a Grant Period:

(i) the Option Price;

(ii) the last date by which applications made pursuant to Rule 4(b) must be received (which shall be not earlier than 14 days after the date on which the announcement is made);

(iii) details of the Savings Contract which may be used for the application linked to those Options; and

(iv) if appropriate, the maximum number of Shares which may be made available in relation to Slovakia.

(b) Each person who in relation to a grant of an Option is an Eligible Employee may, not later than the date specified in the announcement referred to in Rule 4(a) as the last date for receipt of applications, apply for an Option in respect of any of the Scheme Shares specified in any such announcement, by delivery of a duly completed valid application form complying with the requirements of this Rule to the Secretary for the time being of the Company, or as specified on the application form.

(c) Applications for Options shall be in writing in such form as the Directors (or the Trustee (as the case may be)) may from time to time prescribe.

5. GRANT OF OPTIONS

Contributions under the savings contract

(a) The monthly contribution payable by a participant under a Savings Contract shall be in Slovak crowns (or such other currency as applies to Slovakia from time to time) and shall not:

(i) be less than 260 crowns or such other minimum amount as may for the time being be permitted by the Directors, not being less than the minimum amount then permitted under the terms of the UK Scheme; nor

(ii) when aggregated with the monthly contributions being paid under any other savings contract(s), entered into by that participant in connection with the grant of any option under a savings-related share option scheme operated by the Company, exceed the local currency equivalent of the maximum amount permitted by the Directors, not being more than the maximum then permitted for the time being under the UK Scheme.

For the purposes of applying the limits set out in this Rule 5(a) and Rule 5(f) the contributions any Eligible Employee is paying, or wishes to pay, under the Savings Contract will be converted, where applicable, into the sterling equivalent at such rate of exchange as the Directors may decide to be appropriate.

The local currency equivalent shall be determined for this purpose as at such date prior to the issue of application forms to Eligible Employees as the Directors may permit.

Timing of grant

(b) Subject to Rule 5(f) final sub-paragraph, Options may only be granted during a Grant Period.

(c) No Option shall be granted to any Eligible Employee if such grant shall be prohibited under any relevant legislation from time to time in force applicable to the granting of Options under this Scheme.

Grant of options

(d) The grant of an Option shall be conditional upon the Eligible Employee having submitted to the Directors a Valid Application, prior to the grant of that Option, for entry into a Savings Contract. In making his application the Eligible Employee shall state inter alia the monthly contribution which he would like to make under the Savings Contract. The application form must also authorise the Eligible Employee's employer to deduct the monthly savings contributions from his pay and to pay them to the Savings Authority and the Directors to make appropriate amendments to the form if applications have to be scaled down under Rule 5(f). Each such application shall be deemed to be in respect of the largest whole number of Scheme Shares which can be purchased with the Notional Repayment.

(e) As soon as possible after the final date for the receipt of applications in relation to each grant of Options and within 30 days after the related announcement made by the Directors under Rule 4(a), the Directors or the Trustee, as the case may be, shall, subject to Rule 5(f), grant to each Eligible Employee who has submitted a Valid Application an Option in respect of the whole number of Scheme Shares for which he is deemed to have applied in accordance with Rule 5(d).

(f) If the Directors receive Valid Applications such that on the grant of all the Options applied for the maximum number of Shares determined by the Directors pursuant to Rule 4(a)(iv) or the limits in Rule 2 would be exceeded, then subject to the provisions of Rule 5(a)(i) the following steps shall be carried out in the following order to the extent necessary to eliminate the excess:

(i) the excess over 260 crowns of the monthly savings contribution chosen by each applicant shall be reduced pro-rata to the extent necessary;

(ii) applications will be selected by lot, each based on a monthly savings contribution of 260 crowns and the exclusion of any bonus in the repayment under the Savings Contract.

As soon as possible after the final date for the receipt of applications in relation to each grant of Options and within 42 days after the date on which Market Value is determined, the Directors, or the Trustee, as the case may be, shall grant to each Eligible Employee who has submitted a Valid Application, or where appropriate to those Eligible Employees selected by lot pursuant to this Rule 5(f), an Option in respect of the number of Scheme Shares for which he is deemed to have applied scaled down proportionately to the reduction made in his monthly contributions pursuant to this Rule 5(f).

Option certificates

(g) Subject to the Eligible Employee entering into a Savings Contract, the Company or the Trustee, as the case may be, shall as soon as possible after such date issue an Option certificate in respect of each Option granted, specifying the Date of Grant, the number of

Scheme Shares subject to the Option, the Option Price and the Acquisition Price if the Option is exercised in full.

Restrictions on grant of options

(h) If the Directors are prevented at any time by any applicable statute, order, regulation or governmental directive from making an announcement pursuant to Rule 4(a) or from granting Options within the time limits imposed by these Rules, they may make such an announcement within 42 days after the lifting of such restrictions.

Options only to be granted to employees and directors

(i) No Option shall be granted to any person who is no longer a director or employee of a Group Company on the date Options are granted under this Rule 5.

Life of the scheme

(j) No Option may be granted after 16 July, 2017.

6. NON-TRANSFERABILITY OF OPTIONS

No Option nor any right thereunder shall be capable of being transferred, assigned or charged and any such purported transfer, assignment or charge shall result in the cancellation of the Option. Provided always that on the death of an Option-holder an Option may be exercised by his Personal Representatives in accordance with Rule 7(b).

7. RIGHTS TO EXERCISE OPTIONS

General

(a) (i) save as provided in Rules 7(b), 7(c), 7(e) and 9, an Option may be exercised only during the period commencing with the Bonus Date under the relevant Savings Contract; and

(ii) save as provided in Rules 7(b)(i) and (ii), an Option shall not be exercisable later than 3 months after the Bonus Date.

Death

(b) If an Option-holder dies, an Option may only be exercised by his Personal Representatives:

(i) within 12 months after the date of his death if such death occurs before the Bonus Date;

(ii) within 12 months after the Bonus Date in the event of his death within 3 months after such Bonus Date.

Cessation of employment in special circumstances

(c) Subject to Rule 7(a)(ii) an Option may be exercised by an Option-holder within 3 months after his ceasing to hold the office or employment by virtue of which he is an Eligible Employee by reason only:

(i) of injury, disability, or redundancy within the meaning of the Slovak Labour Code 311/2001 Col.; or

(ii) of retirement on reaching Normal Retirement Date; or

(iii) that office or employment is in a company of which the Company ceases to have Control; or

(iv) that office or employment relates to a business or part of a business which is transferred to a person other than a company of which the Company has Control.

(d) No person shall be treated for the purposes of Rules 7(c) and 7(f) as ceasing to hold the office or employment by virtue of which he is an Eligible Employee until he ceases to hold any office or employment in the Company or any Group Company or any company over which the Company has Control.

Cessation of employment in other circumstances

(e) If an Option-holder shall cease to hold the office or employment by virtue of which he is an Eligible Employee more than 3 years after the Date of Grant of an Option (other than in circumstances where his employer would have been entitled to dismiss him summarily), such Option may be exercised within 3 months after the date of such cessation.

Conditions to be satisfied at time of exercise

(f) No Option may be exercised by, or by the personal representatives of an Option-holder who is (or at the date of his death was) not a director or employee of the Company or a Group Company unless the Option is to be exercised pursuant to Rules 7(b), (c) and (e),

Provided that if at the Bonus Date an Option-holder holds an office or employment in a company which is not a participating company but which is a company of which the Company has Control, those rights may be exercised within 3 months of that date.

Restricted Exercise

(g) This Rule 7(g) applies if an Option is exercised before the Bonus Date and overrides all other Rules or otherwise stated. The Option may not be exercised in respect of more than the number of Shares which may be purchased using the savings and any after-tax interest accrued in his or her Savings Account immediately prior to the exercise, after deducting any applicable currency conversion costs.

Lapsing of Options

(h) An Option shall lapse upon the occurrence of the earliest of the following events:

(i) except where the Option-holder dies, the date following 3 months after the Bonus Date;

(ii) the expiry of any of the periods specified in Rules 7(b), (c) or (e);

(iii) an Option-holder being adjudicated bankrupt;

(iv) an Option-holder giving, or under the terms of the Savings Contract having or being deemed to have given, notice to the relevant Savings Authority that he intends to stop paying contributions under his Savings Contract or having given notice to the relevant Savings Authority of an application for repayment of his Savings Contract PROVIDED THAT this sub-paragraph (iv) shall not apply to the extent that the relevant Savings Contract permits the Option-holder to miss the payment of contributions for any period within the Savings Contract term or to the extent he misses up to an aggregate of 8 monthly payments;

(v) the cessation of employment by an Option-holder in circumstances other than where the cessation of employment arises on any of the grounds specified in rule 7(b), (c) or (e);

(vi) the expiry of any Appropriate Period if an Option has become exercisable pursuant to rule 9;

(vii) the winding up of the Company; and

(viii) the date on which the Company (or any person authorised by it) becomes unable to process data relating to the Option-holder solely because the Option-holder has withdrawn his consent to the Company (or its agent) processing his personal data.

Family Leave

(i) Where an Option-holder is away from work (whether or not he or she ceases to be an employee of a Group Company) because of pregnancy or confinement, maternity, paternity, adoption or other leave arising from the assumption of parental responsibility for a child then he or she will be deemed for the purposes of these Rules not have to ceased to be employed by a Group Company unless and until the Directors are satisfied that there is no longer any reasonable expectation of him or her returning to work in exercise of any contractual or statutory right conferred by the law of the relevant local jurisdiction to return to work.

8. LOSS OF OFFICE OR EMPLOYMENT

If an Option-holder shall cease for any reason to be employed by the Company, or any other company which is or was a Group Company or any company over which the Company has Control, his rights and benefits under this Scheme or in connection therewith (actual or prospective) or any loss thereof shall not in any way entitle him to claim compensation against the Company or any other Group Company or any company over which the Company has Control and shall not be taken into account in assessing any compensation to which he may otherwise be entitled notwithstanding that he may have been dismissed wrongfully or otherwise contrary to any applicable local law and the Option-holder agrees to waive all and any rights to compensation or damages in consequence of such cessation insofar as these rights arise or may arise from his ceasing to have rights under or a diminution in his existing rights or the potential loss of future rights under this Scheme.

9. TAKEOVERS, RECONSTRUCTION, AMALGAMATION AND LIQUIDATION

Change in control of the company - acquiring company

(a) If any company has become an Acquiring Company, the Directors shall as soon as practicable thereafter notify every Option-holder accordingly, and each Option-holder may within the Appropriate Period:

(i) exercise his Options to the extent of the repayment due under the relevant Savings Contracts; or

(ii) where the Option has not been exercised, execute, with the consent of the Acquiring Company, an Option Rollover.

(b) For the purposes of an Option Rollover the new rights shall only be regarded as equivalent to the old rights if:-

(i) the new rights are exercisable in the same manner as the old rights and subject to the provisions of this Scheme as it had effect immediately before an Option Rollover; and

(ii) the total Market Value of the Scheme Shares subject to an Option which is being Rolled-Over is equal immediately before such Option Rollover to the total market value (determined in accordance with Part VIII of the Taxation of Chargeable Gains Act 1992) of the shares in respect of which an Option-holder's new rights are being granted immediately after such Option Rollover; and

(iii) the total amount payable in respect of the exercise in full of an Option following an Option Rollover is equal to the total Acquisition Price immediately preceding such Option Rollover.

Change in control of the company - acquiring person

(c) If any person becomes an Acquiring Person, the Directors shall as soon as practicable thereafter notify every Option-holder accordingly and each Option-holder may within the Appropriate Period exercise his Options to the extent of the repayment due under the relevant Savings Contracts.

Liquidation

(d) If notice is duly given of a General Meeting at which a resolution will be proposed for the voluntary winding-up of the Company except for the purposes of reconstruction or amalgamation, any Option shall, subject to Rule 7(a)(ii), be exercisable (but so that any exercise hereunder shall be conditional upon such resolution being passed) at any time thereafter until the resolution is duly passed or defeated or the General Meeting concluded or adjourned sine die, whichever shall first occur. If such resolution is duly passed an Option may be exercised within 6 months of the passing of the resolution save that the Option shall lapse on the winding up of the Company.

10. EXERCISE OF OPTIONS AND LISTING OF SHARES

Procedures on exercise

(a) An Option may be exercised, in respect of all or any of the Scheme Shares to which it relates, by actual physical delivery to the Secretary of the Company or its other duly appointed agent (if Rule 10(e) is applicable, as agent for the Trustee) during the relevant Exercise Period of an Option Certificate covering at least all the Scheme Shares over which the Option is then to be exercised, together with a notice of exercise duly completed and signed by the Option-holder (or by his duly authorised agent), and a remittance in such form as the Directors may specify in pounds sterling (or in Slovak currency if the Directors so permit) or, if the Directors so decide, an appropriate authority to obtain such remittance from the Savings Authority for the Acquisition Price (payable if Rule 10(e) is applicable, to the Company as agent for the Trustee) in respect of the Scheme Shares over which the Option is to be exercised PROVIDED THAT the Directors shall have the discretion to permit Option exercise in such other manner as may be administratively convenient.

For the avoidance of doubt, if the proceeds of the Option-holder's Savings Contract are insufficient to fund the exercise of the Option in respect of the maximum number of shares permitted, the Directors may at their discretion allow the Option-holder to pay the balance out of his own funds in such manner as may be administratively convenient.

(b) Execution of an Option Rollover under this Scheme, in accordance with Rule 9 is to be effected by notice in writing in a form prescribed by the Directors of the Acquiring Company.

(c) All allotments, issues and transfers of Scheme Shares shall be subject to any necessary consents of Her Majesty's Treasury or other authorities in the United Kingdom or elsewhere under enactments or regulations for the time being in force and it shall be the responsibility of the Option-holder (with the reasonable assistance of the Company) to comply with any requirements to be fulfilled in order to obtain or obviate the necessity for any such consent.

(d) Within 28 days after the date of exercise of an Option in accordance with this Scheme, and subject to any applicable arrangements under Rule 10(h), the Company shall procure that the Option-holder acquires the Shares in respect of which the Option has been validly exercised by either:-

(i) allotting and issuing credited as fully paid Scheme Shares to the Option-holder or to a company sponsored nominee on his behalf; or

(ii) procuring the transfer of Scheme Shares to the Option-holder or to a company sponsored nominee on his behalf;

and cause to be registered in his name or the name of a company sponsored nominee on his behalf the number of Scheme Shares specified in the notice and, save where no share certificate is issuable, shall deliver to the Option-holder either an appropriately endorsed share certificate in respect thereof or a statement of entitlement under the said company sponsored nominee.

(e) Where either the Company procures the transfer of Shares to an Eligible Employee or a company sponsored nominee on his behalf from the Trustee or the Trustee granted the Option which has been exercised, then the Company shall receive the option certificate, notice of exercise and remittance for the Acquisition Price as agent for the Trustee and shall promptly account to the Trustee for an amount equal to the Acquisition Price.

Rights attaching to scheme shares

(f) Save as regards rights attaching to Scheme Shares by reference to a record date prior to the date on which the Scheme Shares are allotted and issued, Scheme Shares issued upon the exercise of Options shall be identical and rank pari passu in all respects with the Scheme Shares then in issue.

Listing

(g) If the Company is listed on the London Stock Exchange at the time when an Option is exercised, the Company shall use its best endeavours to ensure that as soon as practicable after the allotment of any Scheme Shares under this Scheme the same shall be admitted to the Official List as maintained by the UK Listing Authority and be admitted to trading on the London Stock Exchange.

Withholding obligations

(h) This Rule applies if an Option-holder is liable to tax, duties, social security contributions or other amounts on the exercise of his Option and his employer or former employer is liable to make a payment to the appropriate authorities on account of that liability. Before exercising his Option the Option-holder must enter into such arrangements as the Directors may approve for the purpose of ensuring that the option-holder's employer or former employer is put in sufficient funds to enable it to discharge its liability to make the payment to the appropriate authorities or is reimbursed for any payment made. Such arrangements may (without limitation) include an instruction to the Directors to sell, or procure the sale, on behalf of the Option-holder of sufficient of the Scheme Shares issuable or transferable to the Option-holder so that the net proceeds of sale are as nearly as possible equal to, but not less than, the Directors' best estimate (calculated in good faith) of the payment which the employer or former employer is required to pay to the appropriate authorities.

11. SCHEME AMENDMENTS AND TERMINATION

Amendments

(a) Subject to Rule 11(c) the Directors may from time to time at their absolute discretion (but only with the prior consent of the Trustee if there are subsisting Options which the Trustee is liable to satisfy) amend any of the Rules of this Scheme provided that except with the prior approval of the Company in General Meeting no amendment to the advantage of Option-holders shall be made.

(b) No amendment waiver or replacement to this Scheme shall be made to the extent to which it would have the effect of abrogating or altering adversely any of the subsisting rights of Option-holders except with such consent on their part as would be required by the provisions of the Company's Articles of Association if the Scheme Shares to be issued on the

exercise of the Options already granted and still subsisting were so issued and constituted a separate class of share capital and if such provisions applied mutatis mutandis thereto.

(c) Rule 11(a) shall not apply to any amendment which the Directors consider is necessary or desirable to comply with or take account of the provisions of any proposed or existing legislation, or to take advantage of any changes to the legislation, or to obtain or maintain favourable taxation, exchange control or regulatory treatment of the Company, any Subsidiary or any Option-holder or any minor amendment to benefit the administration of this Scheme provided in each case any such amendment does not affect the basic principles of the Scheme or the limits in Rule 2.

(d) The Directors shall have the power from time to time to make or vary regulations for the administration of this Scheme and to amend the terms or impose further conditions on the grant and exercise of Options to take account of overseas taxation, and securities or exchange control laws provided always that such regulations, terms and conditions shall not be inconsistent with the provisions of this Scheme.

Termination

(e) The Company by ordinary resolution or the Directors may at any time resolve that no further Options be granted under this Scheme, and in such event no further Options will be granted but in all other respects the provisions of this Scheme shall remain in force.

12. ADMINISTRATION

Notice and documents

(a) Any notice or other document required to be given hereunder to any Option-holder shall be delivered to him or sent by either

  (i) first class post or equivalent in the relevant jurisdiction to him at his home address according to the records of his employing company or such other address as may appear to such company to be appropriate;

  (ii) such facsimile number or e-mail address as may have been notified previously for the purposes of these rules by him.

(b) Any notice or other document required to be given to the Company shall be delivered to it or sent by either

  (i) first class post or its equivalent in the relevant jurisdiction to its registered office; or

  (ii) such facsimile number or e-mail address as may have been notified previously for the purposes of the rules by it.

(c) Notices sent by post shall be deemed to have been given on the third day following the date of posting. Notices sent by fax or e-mail shall be deemed to have been given when despatched provided there is no reasonable indication that transmission has not been successful.

(d) Option-holders not otherwise entitled thereto shall not be sent copies of such notices and other documents sent by the Company to its ordinary shareholders generally.

Administration

(e) The Directors shall have the discretion, for the purposes of ensuring the smooth administration of this Scheme, in relation to Slovakia, to vary or adjust any provision of this Scheme or any matter previously authorised under it, either generally or in relation to a particular Eligible Employee or Option-holder or a particular category of Eligible Employees or Option-holders, provided that such variation or adjustment does not conflict with the basic principles of this Scheme.

Disputes

(f) The decision of the Directors in any dispute or question relating to any Option shall be final and conclusive provided that it has been made in accordance with the provisions of this Scheme.

Costs of the scheme

(g) The costs of introducing and administering this Scheme shall be borne by the Company.

13. GENERAL

Auditors

(a) In any matter in which they are required to act hereunder the Auditors shall be deemed to be acting as experts and not as arbitrators and the Arbitration Acts 1950 to 1979 shall not apply hereto.

Employee trust

(b) The Company and any Subsidiary may provide money to the trustees of any trust or any other person to enable them or him to acquire shares to be held for the purposes of the Scheme, or enter into any guarantee or indemnity for those purposes, to the extent permitted by section 153 of the Companies Act 1985.

UK law

(c) This Scheme and all options granted under it shall be governed by and construed in accordance with UK law.

SCHEDULE 5

This Schedule sets out the provisions of the Romanian part of the Scheme which shall apply to all Options granted under the Scheme to individuals who are resident in Romania.

RULES

1. INTERPRETATION AND CONSTRUCTION

Definitions

(a) In this Scheme except where the context otherwise requires the following expressions shall have the following meanings:

Acquiring Company — Any company which:

(a) has obtained Control of the Company either:

(i) as a result of making a Takeover Offer; or

(ii) in pursuance of a Compromise; or

(b) has served a Buy Out Notice or Notices.

Acquiring Person — Any person not being an Acquiring Company who:

(a) either alone or together with any person acting in concert with him has obtained Control of the Company as a result of making a Takeover Offer or otherwise; or

(b) having such Control makes a general offer to acquire the whole of the issued Ordinary Share Capital of the Company (other than that which is already owned by him and/or any person acting in concert with him).

Acquisition Price — The amount payable on and for the exercise of an Option being the product (after any adjustment pursuant to Rule 3(b)) of the Option Price and the number of Scheme Shares in respect of which the Option is exercised.

Appropriate Period — In relation to:

(a) a Takeover Offer means the period of 6 months beginning with the time when the person making the Takeover Offer has obtained Control of the Company and any conditions subject to which the Takeover Offer is made are satisfied;

(b) a Compromise means the period of 6 months beginning with the time when the court sanctions the Compromise;

(c) a Buy Out Notice means the period during which the Acquiring Company is entitled and bound to acquire shares on the terms

of the offer contained in such Buy Out Notice;

(d) an Acquiring Person who obtains Control, or who having Control of the Company makes a general offer for the whole of the issued Ordinary Share Capital of the Company, means the period of 6 months beginning with the time when the Acquiring Person obtains Control or makes the offer as the case may be.

Auditors	The auditors for the time being of the Company or where there are joint auditors such one of them as the Directors shall nominate.
Bonus Date	3 years after the start of the Option-holder's Savings Contract (or such other date as the Directors in their discretion may decide and notify to Option-holders).
Buy Out Notice	In relation to the Company means a notice served by a person who has become entitled to serve such notice on the shareholders of the Company under Schedule 2 of the Takeovers Directive (Interim Implementation) Regulations 2006.
the Company	International Personal Finance plc.
Compromise	In relation to the Company means a compromise or arrangement sanctioned by the court under section 425 of the Companies Act 1985.
Continuous Service	Continuous employment within the meaning given by section 211 of the Employment Rights Act 1996 or any Corresponding Provision.
Control	Control as defined in section 840 of ICTA.
Corresponding Provision	In relation to any statutory provision mentioned in these Rules, any law of a jurisdiction other than the United Kingdom which, in the opinion of the Directors is of a similar purpose and effect to the relevant statutory provision in these rules and which is applicable to the Option-holder concerned.
Date of Grant	The date on which an Option is granted to an Eligible Employee in accordance with the provisions of Rule 5(e).
Dealing Day	A day on which transactions take place on the London Stock Exchange.
Directors	The Board of Directors of the Company or a duly authorised committee thereof.
Eligible Employee	Any person who is approved by the Directors, in their absolute discretion and who:

(a) is resident in Romania and is an executive director or employee of a Group Company;

(b) on the Qualification Date had not less than 6 months of Continuous Service or such other period of Continuous Service as the Directors may from time to time determine (provided such period is not greater than a period of 5 years immediately preceding the relevant Date of Grant); and

(c) has not within the previous 6 months been granted options under the UK Scheme.

Employees' Share Scheme	An employees' share scheme as defined in section 743 of the Companies Act 1985.
Exercise Period	Any period during which Options may be exercised as set out in Rules 7(a) to 7(e) and Rule 9.
Grant Period	Any period of 42 days: (i) immediately succeeding the admission of the Company's shares to the London Stock Exchange; (ii) commencing on the Dealing Day immediately following the date of an announcement by the London Stock Exchange (or where there is no announcement, the publication) of the Company's annual or interim results; (iii) commencing on the Dealing Day immediately following the date of the lifting of such restrictions as are specified in Rule 5(h) or in such other exceptional circumstances as the Directors may determine.
Group Company	The Company or a company which is for the time being a Subsidiary over which the Company has Control and which has been nominated by the Directors to participate for the time being in this Scheme.
ICTA	The Income and Corporation Taxes Act 1988.
London Stock Exchange	The London Stock Exchange plc or any successor body.
Market Value	The middle market quotation of a Scheme Share as derived from the London Stock Exchange Daily Official List on the immediately preceding Dealing Day or, if at the relevant time the Scheme Shares are not listed in such Daily Official List, the market value of a Scheme Share determined in accordance with Part VIII of the Taxation of Chargeable Gains Act 1992, on the relevant date or dates.
Normal Retirement Date	The age at which an employee has a right to retire in accordance with the terms of his contract of employment or applicable Romanian law.

Notional Repayment In relation to any Savings Contract the amount which the Directors shall determine and notify to Eligible Employees in advance, being either

(a) the aggregate amount which would be repayable upon the Bonus Date to the Employee if he had, at the date on which he entered into that Savings Contract, entered into a savings contract under the UK Scheme under which he was to pay a monthly contribution equal to the amount which he is to pay under the Savings Contract which, for these purposes, will be converted, where applicable, into its sterling equivalent at such rate of exchange as the Directors may determine; or

(b) the amount which is expected to represent the proceeds of the Savings Contract on the Bonus Date on the assumption that there is no change in the UK/Romanian exchange rate during the Savings Contract. For this purpose the exchange rate shall be such rate on such date as the Directors may decide to be appropriate.

Option A right to acquire Scheme Shares granted under the provisions of this Scheme and for the time being subsisting.

Option-holder A person who holds an Option, or (where the context admits) his personal representatives.

Option Price The price per Scheme Share determined by the Directors being:

(a) in the case of an Option to be satisfied by the issue by the Company of Scheme Shares not less than the greater of:-

(i) the nominal value of a Scheme Share; and

(ii) 80 per cent of the Market Value of such a Scheme Share on the date selected by the Directors being at any time within the week immediately prior to the date of the announcement made pursuant to Rule 4(a); or

(b) in the case of an Option to be satisfied by the transfer of Scheme Shares, not less than 80 per cent. of the Market Value of a Scheme Share on the date selected by the Directors being at any time within the week immediately prior to the date of the announcement made pursuant to Rule 4(a).

Option Rollover In relation to an Option shall mean a release by the Option-holder with the consent of the Acquiring Company of his rights ("old rights") under this Scheme in consideration of the grant to him of rights ("new rights") which are equivalent to the old rights but which relate to shares in:

(a) the Acquiring Company; or

(b) a company which has Control of the Acquiring Company; or

(c) a company which either is, or has Control of, a company which is a member of a consortium within the meaning of paragraph 18 of Schedule 3 of the Income Tax (Earnings and Pensions) Act 2003.

where the term "equivalent" shall be construed in accordance with Rule 9(b).

Ordinary Share Capital	The ordinary share capital of the Company as defined in section 832(1) of ICTA.
Personal Representatives	Heirs (or one of the heirs) of the person who holds an Option, as finally determined in accordance with Romanian law.
Qualification Date	The date of announcement by the Directors of the number of shares over which Options are to be granted immediately preceding the relevant Date of Grant.
Rolled-over	The action of effecting an Option Rollover or its completion.
Savings Authority	A building society, bank or other appropriate person to whom the Directors from time to time determine that contributions are payable under the terms of a Savings Contract.
Savings Contract	in relation to an Option, the contract entered into, or to be entered into in connection with the grant of that Option and which is with a Savings Authority on terms approved by the Directors for the purposes of this Scheme.
Schedule 3 to the Income Tax Act	Schedule 3 to the Income Tax (Earnings and Pensions) Act 2003
this Scheme	This scheme (the International Personal Finance plc International Employee Savings – Related Share Option Scheme) in its present form or as from time to time amended in accordance with the provisions hereof.
Scheme Shares	Fully paid ordinary shares in the capital of the Company for the time being or any shares representing the same.
Subsidiary	A company which is a subsidiary of the Company within the meaning of section 736 of the Companies Act 1985.
Takeover Offer	In relation to the Company means either:

(a) a general offer to acquire the whole of the issued Ordinary Share Capital of the Company (other than that which is already owned by the person making the offer and/or by its

holding company and/or by the subsidiaries of it or its holding company) which is made on a condition such that if it is satisfied the person making the offer will have Control of the Company; or

(b) a general offer to acquire all the shares in the Company (other than that which is already owned by the person making the offer and/or by its holding company and/or by the subsidiaries of it or of the holding company) of the same class as the Scheme Shares,

where the expressions "subsidiary" and "holding company" have the meanings given to them by section 736 of the Companies Act 1985.

Trustee — Means the trustee or trustees for the time being of any trust established whose beneficiaries include Eligible Employees and nominated for the purposes of this Scheme by the Directors.

UK Scheme — The International Personal Finance plc Employee Savings – Related Share Option Scheme or such other previous or replacement scheme as may be nominated by the Directors.

Valid Application — An application made by an Eligible Employee on the application forms provided by the Directors by the date specified in an announcement made in accordance with Rule 4(a) as the latest date for applications in which:

(a) the monthly contribution specified is permitted by Rule 5(a); and

(b) any bonus specified is permitted by the terms of the announcement.

Construction

(b) Words or expressions used herein shall:-

(i) when denoting the masculine gender include the feminine;

(ii) when denoting the singular include the plural and vice versa;

(iii) when referring to any enactment be construed as a reference to that enactment under English law as for the time being amended or re-enacted; and

(iv) when referring to Rules throughout this Scheme be taken to refer to Rules of this Scheme.

(c) For the purposes of any application of the provisions of this Scheme following any Option Rollover:

(i) any new rights granted pursuant to Rule 9 shall be regarded as having been

granted at the time the corresponding old rights were granted;

(ii) Rules 3, 7, 8, 9, 10, 11 and 12 shall in relation to the new rights be construed as if the following terms have the meanings assigned to them in this Rule 1(c) and not the meanings assigned to them in Rule 1(a):

Auditors	The auditors for the time being of the company in respect of which new rights have been granted or where there are joint auditors such one of them as the directors of that company shall nominate;
Company	The company in respect of whose shares new rights have been granted;
Directors	The Board of Directors of the company in respect of whose shares new rights have been granted or a duly authorised committee thereof;
Scheme Shares	Fully paid ordinary shares in the capital of the company for the time being over whose shares new rights have been granted ;
Shares subject to this Scheme	Scheme Shares.

(d) Where under any of the provisions of these Rules it is provided that an Option shall lapse that Option shall cease to be exercisable thereafter notwithstanding any other provision of these Rules.

2. SCHEME LIMITS

Limit on ordinary share capital placed under option

(a) The aggregate amount of Ordinary Share Capital over which Options to subscribe for Scheme Shares may be granted on any date when aggregated with:

(i) the amount of Ordinary Share Capital issued or remaining issuable pursuant to options granted in the previous 10 years under this Scheme and under any other share option scheme established by the Company; and

(ii) the amount of Ordinary Share Capital issued in the previous 10 years under any other Employees' Share Scheme of the Company;

shall not exceed 10% of the amount of the Ordinary Share Capital in issue on the day preceding that date.

(b) For the purposes of this Rule 2, references to new Shares being issued shall include:-

(i) the placing by the Directors or the Trustee of unissued Shares under option (while such options subsist); and

(ii) in so far as not otherwise taken into account, any subscription for Shares which are issued for the purpose of satisfying any option.

3. ORDINARY SHARE CAPITAL

Availability of authorised capital

(a) The Company shall at all times keep available sufficient authorised and unissued Scheme Shares to satisfy the exercise to the full extent still possible of all Options which have neither lapsed nor been fully exercised save those the exercise of which is to be satisfied by the transfer and not the issue of Scheme Shares, taking account of any other obligations of the Company to issue Scheme Shares.

Variation of share capital and adjustment of options

(b) In the event of any capitalisation issue or rights issue, rights offer or any reduction, sub-division, consolidation of the share capital of the Company (or other variation of the share capital of the Company subject to shareholder approval), or in the event of any special dividend or demerger the number of Scheme Shares comprised in any Option and/or the Option Price may be adjusted by the Directors in such manner as the Auditors have confirmed in writing to be in their opinion fair and reasonable provided always that no adjustment shall be made except in the case of an Option over Scheme Shares in issue, which would cause the price per Scheme Share to be less than the nominal value of that Scheme Share. Notice of any such adjustment shall be given to the Option-holders by the Directors, who may call in Option certificates for endorsement.

4. APPLICATIONS FOR OPTIONS

(a) Subject to the restrictions hereinafter contained, the Directors may, at their discretion, (but in the case of Options to be granted by the Trustee, only following a recommendation from the Trustee) determine that this Scheme shall operate in relation to Romania and thereafter the Directors shall announce after the commencement of a Grant Period:

- (i) the Option Price;
- (ii) the last date by which applications made pursuant to Rule 4(b) must be received (which shall be not earlier than 14 days after the date on which the announcement is made);
- (iii) details of the Savings Contract which may be used for the application linked to those Options; and
- (iv) if appropriate, the maximum number of Shares which may be made available in relation to Romania.

(b) Each person who in relation to a grant of an Option is an Eligible Employee may, not later than the date specified in the announcement referred to in Rule 4(a) as the last date for receipt of applications, apply for an Option in respect of any of the Scheme Shares specified in any such announcement, by delivery of a duly completed valid application form complying with the requirements of this Rule to the Secretary for the time being of the Company, or as specified on the application form.

(c) Applications for Options shall be in writing in such form as the Directors (or the Trustee (as the case may be)) may from time to time prescribe.

5. GRANT OF OPTIONS

Contributions under the savings contract

(a) The monthly contribution payable by a participant under a Savings Contract shall be in New Lei (or such other currency as applies to Romania from time to time) and shall not:

(i) be less than 25 New Lei or such other minimum amount as may for the time being be permitted by the Directors, not being less than the minimum amount then permitted under the terms of the UK Scheme; nor

(ii) when aggregated with the monthly contributions being paid under any other savings contract(s), entered into by that participant in connection with the grant of any option under a savings-related share option scheme operated by the Company, exceed the local currency equivalent of the maximum amount permitted by the Directors, not being more than the maximum then permitted for the time being under the UK Scheme.

For the purposes of applying the limits set out in this Rule 5(a) and Rule 5(f) the contributions any Eligible Employee is paying, or wishes to pay, under the Savings Contract will be converted, where applicable, into the sterling equivalent at such rate of exchange as the Directors may decide to be appropriate.

The local currency equivalent shall be determined for this purpose as at such date prior to the issue of application forms to Eligible Employees as the Directors may permit.

Timing of grant

(b) Subject to Rule 5(f) final sub-paragraph, Options may only be granted during a Grant Period.

(c) No Option shall be granted to any Eligible Employee if such grant shall be prohibited under any relevant legislation from time to time in force applicable to the granting of Options under this Scheme.

Grant of options

(d) The grant of an Option shall be conditional upon the Eligible Employee having submitted to the Directors a Valid Application, prior to the grant of that Option, for entry into a Savings Contract. In making his application the Eligible Employee shall state inter alia the monthly contribution which he would like to make under the Savings Contract. The application form must also authorise the Eligible Employee's employer to deduct the monthly savings contributions from his pay and to pay them to the Savings Authority and the Directors to make appropriate amendments to the form if applications have to be scaled down under Rule 5(f). Each such application shall be deemed to be in respect of the largest whole number of Scheme Shares which can be purchased with the Notional Repayment.

(e) As soon as possible after the final date for the receipt of applications in relation to each grant of Options and within 30 days after the related announcement made by the Directors under Rule 4(a), the Directors or the Trustee, as the case may be, shall, subject to Rule 5(f), grant to each Eligible Employee who has submitted a Valid Application an Option in

respect of the whole number of Scheme Shares for which he is deemed to have applied in accordance with Rule 5(d).

(f) If the Directors receive Valid Applications such that on the grant of all the Options applied for the maximum number of Shares determined by the Directors pursuant to Rule 4(a)(iv) or the limits in Rule 2 would be exceeded, then subject to the provisions of Rule 5(a)(i) the following steps shall be carried out in the following order to the extent necessary to eliminate the excess:

(i) the excess over 25 New Lei of the monthly savings contribution chosen by each applicant shall be reduced pro-rata to the extent necessary;

(ii) applications will be selected by lot, each based on a monthly savings contribution of 25 New Lei and the exclusion of any bonus in the repayment under the Savings Contract.

As soon as possible after the final date for the receipt of applications in relation to each grant of Options and within 42 days after the date on which Market Value is determined, the Directors, or the Trustee, as the case may be, shall grant to each Eligible Employee who has submitted a *Valid Application*, or where appropriate to those Eligible Employees selected by lot pursuant to this Rule 5(f), an Option in respect of the number of Scheme Shares for which he is deemed to have applied scaled down proportionately to the reduction made in his monthly contributions pursuant to this Rule 5(f).

Option certificates

(g) Subject to the Eligible Employee entering into a Savings Contract, the Company or the Trustee, as the case may be, shall as soon as possible after such date issue an Option certificate in respect of each Option granted, specifying the Date of Grant, the number of Scheme Shares subject to the Option, the Option Price and the Acquisition Price if the Option is exercised in full.

Restrictions on grant of options

(h) If the Directors are prevented at any time by any applicable statute, order, regulation or governmental directive from making an announcement pursuant to Rule 4(a) or from granting Options within the time limits imposed by these Rules, they may make such an announcement within 42 days after the lifting of such restrictions.

Options only to be granted to employees and directors

(i) No Option shall be granted to any person who is no longer a director or employee of a Group Company on the date Options are granted under this Rule 5.

Life of the scheme

(j) No Option may be granted after 16 July, 2017.

6. NON-TRANSFERABILITY OF OPTIONS

No Option nor any right thereunder shall be capable of being transferred, assigned or charged and any such purported transfer, assignment or charge shall result in the cancellation of the Option.

Provided always that on the death of an Option-holder an Option may be exercised by his Personal Representatives in accordance with Rule 7(b).

7. RIGHTS TO EXERCISE OPTIONS

General

(a) (i) save as provided in Rules 7(b), 7(c), 7(e) and 9, an Option may be exercised only during the period commencing with the Bonus Date under the relevant Savings Contract; and

(ii) save as provided in Rules 7(b)(i) and (ii), an Option shall not be exercisable later than 3 months after the Bonus Date.

Death

(b) If an Option-holder dies, an Option may only be exercised by his Personal Representatives:

(i) within 12 months after the date of his death if such death occurs before the Bonus Date;

(ii) within 12 months after the Bonus Date in the event of his death within 3 months after such Bonus Date.

Cessation of employment in special circumstances

(c) Subject to Rule 7(a)(ii) an Option may be exercised by an Option-holder within 3 months after his ceasing to hold the office or employment by virtue of which he is an Eligible Employee by reason only:

(i) of injury, disability, or redundancy within the meaning of the Romanian Labour Code enacted by law 53/2003, as amended; or

(ii) of retirement on reaching Normal Retirement Date; or

(iii) that office or employment is in a company of which the Company ceases to have Control; or

(iv) that office or employment relates to a business or part of a business which is transferred to a person other than a company of which the Company has Control.

(d) No person shall be treated for the purposes of Rules 7(c) and 7(e) as ceasing to hold the office or employment by virtue of which he is an Eligible Employee until he ceases to hold any office or employment in the Company or any Group Company or any company over which the Company has Control.

Cessation of employment in other circumstances

(e) If an Option-holder shall cease to hold the office or employment by virtue of which he is an Eligible Employee more than 3 years after the Date of Grant of an Option (other than in circumstances where his employer would have been entitled to dismiss him summarily), such Option may be exercised within 3 months after the date of such cessation.

Conditions to be satisfied at time of exercise

(f) No Option may be exercised by, or by the personal representatives of an Option-holder who is (or at the date of his death was) not a director or employee of the Company or a Group Company unless the Option is to be exercised pursuant to Rules 7(b), (c) and (e),

Provided that if at the Bonus Date an Option-holder holds an office or employment in a company which is not a participating company but which is a company of which the Company has Control, those rights may be exercised within 3 months of that date.

Restricted Exercise

(g) This Rule 7(g) applies if an Option is exercised before the Bonus Date and overrides all other Rules or otherwise stated. The Option may not be exercised in respect of more than the number of Shares which may be purchased using the savings and any after-tax interest accrued in his or her Savings Account immediately prior to the exercise, after deducting any applicable currency conversion costs.

Lapsing of Options

(h) An Option shall lapse upon the occurrence of the earliest of the following events:

(i) except where the Option-holder dies, the date following 3 months after the Bonus Date;

(ii) the expiry of any of the periods specified in Rules 7(b), (c) or (e);

(iii) an Option-holder being adjudicated bankrupt;

(iv) an Option-holder giving, or under the terms of the Savings Contract having or being deemed to have given, notice to the relevant Savings Authority that he intends to stop paying contributions under his Savings Contract or having given notice to the relevant Savings Authority of an application for repayment of his Savings Contract PROVIDED THAT this sub-paragraph (iv) shall not apply to the extent that the relevant Savings Contract permits the Option-holder to miss the payment of contributions for any period within the Savings Contract term or to the extent he misses up to an aggregate of 8 monthly payments;

(v) the cessation of employment by an Option-holder in circumstances other than where the cessation of employment arises on any of the grounds specified in rule 7(b), (c) or (e);

(vi) the expiry of any Appropriate Period if an Option has become exercisable pursuant to rule 9;

(ix) the winding up of the Company; and

(x) the date on which the Company (or any person authorised by it) becomes unable to process data relating to the Option-holder solely because the Option-holder has withdrawn his consent to the Company (or its agent) processing his personal data.

Family Leave

(i) Where an Option-holder is away from work (whether or not he or she ceases to be an employee of a Group Company) because of pregnancy or confinement, maternity, paternity, adoption or other leave arising from the assumption of parental responsibility for a child then he or she will be deemed for the purposes of these Rules not have to ceased to be employed by a Group Company unless and until the Directors are satisfied that there is no longer any reasonable expectation of him or her returning to work in exercise of any contractual or statutory right conferred by the law of the relevant local jurisdiction to return to work.

8. LOSS OF OFFICE OR EMPLOYMENT

If an Option-holder shall cease for any reason to be employed by the Company, or any other company which is or was a Group Company or any company over which the Company has Control, his rights and benefits under this Scheme or in connection therewith (actual or prospective) or any loss thereof shall not in any way entitle him to claim compensation against the Company or any other Group Company or any company over which the Company has Control and shall not be taken into account in assessing any compensation to which he may otherwise be entitled notwithstanding that he may have been dismissed wrongfully or otherwise contrary to any applicable local law and the Option-holder agrees to waive all and any rights to compensation or damages in consequence of such cessation insofar as these rights arise or may arise from his ceasing to have rights under or a diminution in his existing rights or the potential loss of future rights under this Scheme.

9. TAKEOVERS, RECONSTRUCTION, AMALGAMATION AND LIQUIDATION

Change in control of the company - acquiring company

(a) If any company has become an Acquiring Company, the Directors shall as soon as practicable thereafter notify every Option-holder accordingly, and each Option-holder may within the Appropriate Period:

  (i) exercise his Options to the extent of the repayment due under the relevant Savings Contracts; or

  (ii) where the Option has not been exercised, execute, with the consent of the Acquiring Company, an Option Rollover.

(b) For the purposes of an Option Rollover the new rights shall only be regarded as equivalent to the old rights if:-

  (i) the new rights are exercisable in the same manner as the old rights and subject to the provisions of this Scheme as it had effect immediately before an Option Rollover; and

  (ii) the total Market Value of the Scheme Shares subject to an Option which is being Rolled-Over is equal immediately before such Option Rollover to the total market value (determined in accordance with Part VIII of the Taxation of Chargeable Gains Act 1992) of the shares in respect of which an Option-holder's new rights are being granted immediately after such Option Rollover; and

(iii) the total amount payable in respect of the exercise in full of an Option following an Option Rollover is equal to the total Acquisition Price immediately preceding such Option Rollover.

Change in control of the company - acquiring person

(c) If any person becomes an Acquiring Person, the Directors shall as soon as practicable thereafter notify every Option-holder accordingly and each Option-holder may within the Appropriate Period exercise his Options to the extent of the repayment due under the relevant Savings Contracts.

Liquidation

(d) If notice is duly given of a General Meeting at which a resolution will be proposed for the voluntary winding-up of the Company except for the purposes of reconstruction or amalgamation, any Option shall, subject to Rule 7(a)(ii), be exercisable (but so that any exercise hereunder shall be conditional upon such resolution being passed) at any time thereafter until the resolution is duly passed or defeated or the General Meeting concluded or adjourned sine die, whichever shall first occur. If such resolution is duly passed an Option may be exercised within 6 months of the passing of the resolution save that the Option shall lapse on the winding up of the Company.

10. EXERCISE OF OPTIONS AND LISTING OF SHARES

Procedures on exercise

(a) An Option may be exercised, *in respect of all or any of the Scheme Shares to which it* relates, by actual physical delivery to the Secretary of the Company or its other duly appointed agent (if Rule 10(e) is applicable, as agent for the Trustee) during the relevant Exercise Period of an Option Certificate covering at least all the Scheme Shares over which the Option is then to be exercised, together with a notice of exercise duly completed and signed by the Option-holder (or by his duly authorised agent), and a remittance in such form as the Directors may specify in pounds sterling (or in Romanian currency if the Directors so permit) or, if the Directors so decide, an appropriate authority to obtain such remittance from the Savings Authority for the Acquisition Price (payable if Rule 10(e) is applicable, to the Company as agent for the Trustee) in respect of the Scheme Shares over which the Option is to be exercised PROVIDED THAT the Directors shall have the discretion to permit Option exercise in such other manner as may be administratively convenient.

For the avoidance of doubt, if the proceeds of the Option-holder's Savings Contract are insufficient to fund the exercise of the Option in respect of the maximum number of shares permitted, the Directors may at their discretion allow the Option-holder to pay the balance out of his own funds in such manner as may be administratively convenient.

(b) Execution of an Option Rollover under this Scheme, in accordance with Rule 9 is to be effected by notice in writing in a form prescribed by the Directors of the Acquiring Company.

(c) All allotments, issues and transfers of Scheme Shares shall be subject to any necessary consents of Her Majesty's Treasury or other authorities in the United Kingdom or elsewhere under enactments or regulations for the time being in force and it shall be the

responsibility of the Option-holder (with the reasonable assistance of the Company) to comply with any requirements to be fulfilled in order to obtain or obviate the necessity for any such consent.

(d) Within 28 days after the date of exercise of an Option in accordance with this Scheme, and subject to any applicable arrangements under Rule 10(h), the Company shall procure that the Option-holder acquires the Shares in respect of which the Option has been validly exercised by either:-

(i) allotting and issuing credited as fully paid Scheme Shares to the Option-holder or to a company sponsored nominee on his behalf; or

(ii) procuring the transfer of Scheme Shares to the Option-holder or to a company sponsored nominee on his behalf;

and cause to be registered in his name or the name of a company sponsored nominee on his behalf the number of Scheme Shares specified in the notice and, save where no share certificate is issuable, shall deliver to the Option-holder either an appropriately endorsed share certificate in respect thereof or a statement of entitlement under the said company sponsored nominee.

(e) Where either the Company procures the transfer of Shares to an Eligible Employee or a company sponsored nominee on his behalf from the Trustee or the Trustee granted the Option which has been exercised, then the Company shall receive the option certificate, notice of exercise and remittance for the Acquisition Price as agent for the Trustee and shall promptly account to the Trustee for an amount equal to the Acquisition Price.

Rights attaching to scheme shares

(f) Save as regards rights attaching to Scheme Shares by reference to a record date prior to the date on which the Scheme Shares are allotted and issued, Scheme Shares issued upon the exercise of Options shall be identical and rank pari passu in all respects with the Scheme Shares then in issue.

Listing

(g) If the Company is listed on the London Stock Exchange at the time when an Option is exercised, the Company shall use its best endeavours to ensure that as soon as practicable after the allotment of any Scheme Shares under this Scheme the same shall be admitted to the Official List as maintained by the UK Listing Authority and be admitted to trading on the London Stock Exchange.

Withholding obligations

(h) This Rule applies if an Option-holder is liable to tax, duties, social security contributions or other amounts on the exercise of his Option and his employer or former employer is liable to make a payment to the appropriate authorities on account of that liability. Before exercising his Option the Option-holder must enter into such arrangements as the Directors may approve for the purpose of ensuring that the option-holder's employer or former employer is put in sufficient funds to enable it to discharge its liability to make the payment to the appropriate authorities or is reimbursed for any payment made. Such arrangements

may (without limitation) include an instruction to the Directors to sell, or procure the sale, on behalf of the Option-holder of sufficient of the Scheme Shares issuable or transferable to the Option-holder so that the net proceeds of sale are as nearly as possible equal to, but not less than, the Directors' best estimate (calculated in good faith) of the payment which the employer or former employer is required to pay to the appropriate authorities.

11. SCHEME AMENDMENTS AND TERMINATION

Amendments

(a) Subject to Rule 11(c) the Directors may from time to time at their absolute discretion (but only with the prior consent of the Trustee if there are subsisting Options which the Trustee is liable to satisfy) amend any of the Rules of this Scheme provided that except with the prior approval of the Company in General Meeting no amendment to the advantage of Option-holders shall be made.

(b) No amendment waiver or replacement to this Scheme shall be made to the extent to which it would have the effect of abrogating or altering adversely any of the subsisting rights of Option-holders except with such consent on their part as would be required by the provisions of the Company's Articles of Association if the Scheme Shares to be issued on the exercise of the Options already granted and still subsisting were so issued and constituted a separate class of share capital and if such provisions applied mutatis mutandis thereto.

(c) Rule 11(a) shall not apply to any amendment which the Directors consider is necessary or desirable to comply with or take account of the provisions of any proposed or existing legislation, or to take advantage of any changes to the legislation, or to obtain or maintain favourable taxation, exchange control or regulatory treatment of the Company, any Subsidiary or any Option-holder or any minor amendment to benefit the administration of this Scheme provided in each case any such amendment does not affect the basic principles of the Scheme or the limits in Rule 2.

(d) The Directors shall have the power from time to time to make or vary regulations for the administration of this Scheme and to amend the terms or impose further conditions on the grant and exercise of Options to take account of overseas taxation, and securities or exchange control laws provided always that such regulations, terms and conditions shall not be inconsistent with the provisions of this Scheme.

Termination

(e) The Company by ordinary resolution or the Directors may at any time resolve that no further Options be granted under this Scheme, and in such event no further Options will be granted but in all other respects the provisions of this Scheme shall remain in force.

12. ADMINISTRATION

Notice and documents

(a) Any notice or other document required to be given hereunder to any Option-holder shall be delivered to him or sent by either

(i) first class post or equivalent in the relevant jurisdiction to him at his home address according to the records of his employing company or such other address as may appear to such company to be appropriate;

(ii) such facsimile number or e-mail address as may have been notified previously for the purposes of these rules by him.

(b) Any notice or other document required to be given to the Company shall be delivered to it or sent by either

(i) first class post or its equivalent in the relevant jurisdiction to its registered office; or

(ii) such facsimile number or e-mail address as may have been notified previously for the purposes of the rules by it.

(c) Notices sent by post shall be deemed to have been given on the third day following the date of posting. Notices sent by fax or e-mail shall be deemed to have been given when despatched provided there is no reasonable indication that transmission has not been successful.

(d) Option-holders not otherwise entitled thereto shall not be sent copies of such notices and other documents sent by the Company to its ordinary shareholders generally.

Administration

(e) The Directors shall have the discretion, for the purposes of ensuring the smooth administration of this Scheme, in relation to Romania, to vary or adjust any provision of this Scheme or any matter previously authorised under it, either generally or in relation to a particular Eligible Employee or Option-holder or a particular category of Eligible Employees or Option-holders, provided that such variation or adjustment does not conflict with the basic principles of this Scheme.

Disputes

(f) The decision of the Directors in any dispute or question relating to any Option shall be final and conclusive provided that it has been made in accordance with the provisions of this Scheme.

Costs of the scheme

(g) The costs of introducing and administering this Scheme shall be borne by the Company.

13. GENERAL

Auditors

(a) In any matter in which they are required to act hereunder the Auditors shall be deemed to be acting as experts and not as arbitrators and the Arbitration Acts 1950 to 1979 shall not apply hereto.

Employee trust

(b) The Company and any Subsidiary may provide money to the trustees of any trust or any other person to enable them or him to acquire shares to be held for the purposes of the Scheme, or enter into any guarantee or indemnity for those purposes, to the extent permitted by section 153 of the Companies Act 1985.

UK law

(c) This Scheme and all options granted under it shall be governed by and construed in accordance with UK law.

SCHEDULE 6

This Schedule sets out the provisions of the Mexican part of the Scheme which shall apply to all Options granted under the Scheme to individuals who are resident in Mexico.

RULES

1. INTERPRETATION AND CONSTRUCTION

Definitions

(a) In this Scheme except where the context otherwise requires the following expressions shall have the following meanings:

Acquiring Company Any company which:

(a) has obtained Control of the Company either:

(i) as a result of making a Takeover Offer; or

(ii) in pursuance of a Compromise; or

(b) has served a Buy Out Notice or Notices.

Acquiring Person Any person not being an Acquiring Company who:

(a) either alone or together with any person acting in concert with him has obtained Control of the Company as a result of making a Takeover Offer or otherwise; or

(b) having such Control makes a general offer to acquire the whole of the issued Ordinary Share Capital of the Company (other than that which is already owned by him and/or any person acting in concert with him).

Acquisition Price The amount payable on and for the exercise of an Option being the product (after any adjustment pursuant to Rule 3(b)) of the Option Price and the number of Scheme Shares in respect of which the Option is exercised.

Appropriate Period In relation to:

(a) a Takeover Offer means the period of 6 months beginning with the time when the person making the Takeover Offer has obtained Control of the Company and any conditions subject to which the Takeover Offer is made are satisfied;

(b) a Compromise means the period of 6 months beginning with the time when the court sanctions the Compromise;

(c) a Buy Out Notice means the period during which the Acquiring Company is entitled and bound to acquire shares on the terms

of the offer contained in such Buy Out Notice;

(d) an Acquiring Person who obtains Control, or who having Control of the Company makes a general offer for the whole of the issued Ordinary Share Capital of the Company, means the period of 6 months beginning with the time when the Acquiring Person obtains Control or makes the offer as the case may be.

Auditors The auditors for the time being of the Company or where there are joint auditors such one of them as the Directors shall nominate.

Bonus Date 3 years after the start of the Option-holder's Savings Contract (or such other date as the Directors in their discretion may decide and notify to Option-holders).

Buy Out Notice In relation to the Company means a notice served by a person who has become entitled to serve such notice on the shareholders of the Company under Schedule 2 of the Takeovers Directive (Interim Implementation) Regulations 2006.

the Company International Personal Finance plc.

Compromise In relation to the Company means a compromise or arrangement sanctioned by the court under section 425 of the Companies Act 1985.

Continuous Service Continuous employment within the meaning given by section 211 of the Employment Rights Act 1996 or any Corresponding Provision.

Control Control as defined in section 840 of ICTA.

Corresponding Provision In relation to any statutory provision mentioned in these Rules, any law of a jurisdiction other than the United Kingdom which, in the opinion of the Directors is of a similar purpose and effect to the relevant statutory provision in these rules and which is applicable to the Option-holder concerned.

Date of Grant The date on which an Option is granted to an Eligible Employee in accordance with the provisions of Rule 5(e).

Dealing Day A day on which transactions take place on the London Stock Exchange.

Directors The Board of Directors of the Company or a duly authorised committee thereof.

Eligible Employee Any person who is approved by the Directors, in their absolute discretion and who:

(a) is resident in Mexico and is an executive director or employee of a Group Company;

(b) on the Qualification Date had not less than 6 months of Continuous Service or such other period of Continuous Service as the Directors may from time to time determine (provided such period is not greater than a period of 5 years immediately preceding the relevant Date of Grant); and

(c) has not within the previous 6 months been granted options under the UK Scheme.

Employees' Share Scheme	An employees' share scheme as defined in section 743 of the Companies Act 1985.
Exercise Period	Any period during which Options may be exercised as set out in Rules 7(a) to 7(e) and Rule 9.
Grant Period	Any period of 42 days: (i) immediately succeeding the admission of the Company's shares to the London Stock Exchange; (ii) commencing on the Dealing Day immediately following the date of an announcement by the London Stock Exchange (or where there is no announcement, the publication) of the Company's annual or interim results; (iii) commencing on the Dealing Day immediately following the date of the lifting of such restrictions as are specified in Rule 5(h) or in such other exceptional circumstances as the Directors may determine.
Group Company	The Company or a company which is for the time being a Subsidiary over which the Company has Control and which has been nominated by the Directors to participate for the time being in this Scheme.
ICTA	The Income and Corporation Taxes Act 1988.
London Stock Exchange	The London Stock Exchange plc or any successor body.
Market Value	The middle market quotation of a Scheme Share as derived from the London Stock Exchange Daily Official List on the immediately preceding Dealing Day or, if at the relevant time the Scheme Shares are not listed in such Daily Official List, the market value of a Scheme Share determined in accordance with Part VIII of the Taxation of Chargeable Gains Act 1992, on the relevant date or dates.
Normal Retirement Date	The age at which an employee has a right to retire in accordance with the terms of his contract of employment or applicable Mexican law.

Notional Repayment

In relation to any Savings Contract the amount which the Directors shall determine and notify to Eligible Employees in advance, being either

(a) the aggregate amount which would be repayable upon the Bonus Date to the Employee if he had, at the date on which he entered into that Savings Contract, entered into a savings contract under the UK Scheme under which he was to pay a monthly contribution equal to the amount which he is to pay under the Savings Contract which, for these purposes, will be converted, where applicable, into its sterling equivalent at such rate of exchange as the Directors may determine; or

(b) the amount which is expected to represent the proceeds of the Savings Contract on the Bonus Date on the assumption that there is no change in the UK/Mexican exchange rate during the Savings Contract. For this purpose the exchange rate shall be such rate on such date as the Directors may decide to be appropriate.

Option

A right to acquire Scheme Shares granted under the provisions of this Scheme and for the time being subsisting.

Option-holder

A person who holds an Option, or (where the context admits) his personal representatives.

Option Price

The price per Scheme Share determined by the Directors being:

(a) in the case of an Option to be satisfied by the issue by the Company of Scheme Shares not less than the greater of:-

(i) the nominal value of a Scheme Share; and

(ii) 80 per cent of the Market Value of such a Scheme Share on the date selected by the Directors being at any time within the week immediately prior to the date of the announcement made pursuant to Rule 4(a); or

(b) in the case of an Option to be satisfied by the transfer of Scheme Shares, not less than 80 per cent. of the Market Value of a Scheme Share on the date selected by the Directors being at any time within the week immediately prior to the date of the announcement made pursuant to Rule 4(a).

Option Rollover

In relation to an Option shall mean a release by the Option-holder with the consent of the Acquiring Company of his rights ("old rights") under this Scheme in consideration of the grant to him of rights ("new rights") which are equivalent to the old rights but which relate to shares in:

(a) the Acquiring Company; or

(b) a company which has Control of the Acquiring Company; or

(c) a company which either is, or has Control of, a company which is a member of a consortium within the meaning of paragraph 18 of Schedule 3 of the Income Tax (Earnings and Pensions) Act 2003

where the term "equivalent" shall be construed in accordance with Rule 9(b).

Ordinary Share Capital	The ordinary share capital of the Company as defined in section 832(1) of ICTA.
Personal Representatives	Heirs (or one of the heirs) of the person who holds an Option, as finally determined in accordance with Mexican law.
Qualification Date	The date of announcement by the Directors of the number of shares over which Options are to be granted immediately preceding the relevant Date of Grant.
Rolled-over	The action of effecting an Option Rollover or its completion.
Savings Authority	A building society, bank or other appropriate person to whom the Directors from time to time determine that contributions are payable under the terms of a Savings Contract.
Savings Contract	in relation to an Option, the contract entered into, or to be entered into in connection with the grant of that Option and which is with a Savings Authority on terms approved by the Directors for the purposes of this Scheme.
Schedule 3 to the Income Tax Act	Schedule 3 to the Income Tax (Earnings and Pensions) Act 2003
this Scheme	This scheme (the International Personal Finance plc International Employee Savings – Related Share Option Scheme) in its present form or as from time to time amended in accordance with the provisions hereof.
Scheme Shares	Fully paid ordinary shares in the capital of the Company for the time being or any shares representing the same.
Subsidiary	A company which is a subsidiary of the Company within the meaning of section 736 of the Companies Act 1985.
Takeover Offer	In relation to the Company means either:

(a) a general offer to acquire the whole of the issued Ordinary Share Capital of the Company (other than that which is already owned by the person making the offer and/or by its

holding company and/or by the subsidiaries of it or its holding company) which is made on a condition such that if it is satisfied the person making the offer will have Control of the Company; or

(b) a general offer to acquire all the shares in the Company (other than that which is already owned by the person making the offer and/or by its holding company and/or by the subsidiaries of it or of the holding company) of the same class as the Scheme Shares,

where the expressions "subsidiary" and "holding company" have the meanings given to them by section 736 of the Companies Act 1985.

Trustee Means the trustee or trustees for the time being of any trust established whose beneficiaries include Eligible Employees and nominated for the purposes of this Scheme by the Directors.

UK Scheme The International Personal Finance plc Employee Savings – Related Share Option Scheme or such other previous or replacement scheme as may be nominated by the Directors.

Valid Application An application made by an Eligible Employee on the application forms provided by the Directors by the date specified in an announcement made in accordance with Rule 4(a) as the latest date for applications in which:

(a) the monthly contribution specified is permitted by Rule 5(a); and

(b) any bonus specified is permitted by the terms of the announcement.

Construction

(b) Words or expressions used herein shall:-

(i) when denoting the masculine gender include the feminine;

(ii) when denoting the singular include the plural and vice versa;

(iii) when referring to any enactment be construed as a reference to that enactment under English law as for the time being amended or re-enacted; and

(iv) when referring to Rules throughout this Scheme be taken to refer to Rules of this Scheme.

(c) For the purposes of any application of the provisions of this Scheme following any Option Rollover:

(i) any new rights granted pursuant to Rule 9 shall be regarded as having been

granted at the time the corresponding old rights were granted;

(ii) Rules 3, 7, 8, 9, 10, 11 and 12 shall in relation to the new rights be construed as if the following terms have the meanings assigned to them in this Rule 1(c) and not the meanings assigned to them in Rule 1(a):

Auditors	The auditors for the time being of the company in respect of which new rights have been granted or where there are joint auditors such one of them as the directors of that company shall nominate;
Company	The company in respect of whose shares new rights have been granted;
Directors	The Board of Directors of the company in respect of whose shares new rights have been granted or a duly authorised committee thereof;
Scheme Shares	Fully paid ordinary shares in the capital of the company for the time being over whose shares new rights have been granted ;
Shares subject to this Scheme	Scheme Shares.

(d) Where under any of the provisions of these Rules it is provided that an Option shall lapse that Option shall cease to be exercisable thereafter notwithstanding any other provision of these Rules.

2. SCHEME LIMITS

Limit on ordinary share capital placed under option

(a) The aggregate amount of Ordinary Share Capital over which Options to subscribe for Scheme Shares may be granted on any date when aggregated with:

(i) the amount of Ordinary Share Capital issued or remaining issuable pursuant to options granted in the previous 10 years under this Scheme and under any other share option scheme established by the Company; and

(ii) the amount of Ordinary Share Capital issued in the previous 10 years under any other Employees' Share Scheme of the Company;

shall not exceed 10% of the amount of the Ordinary Share Capital in issue on the day preceding that date.

(b) For the purposes of this Rule 2, references to new Shares being issued shall include:-

(i) the placing by the Directors or the Trustee of unissued Shares under option (while such options subsist); and

(ii) in so far as not otherwise taken into account, any subscription for Shares which are issued for the purpose of satisfying any option.

3. ORDINARY SHARE CAPITAL

Availability of authorised capital

(a) The Company shall at all times keep available sufficient authorised and unissued Scheme Shares to satisfy the exercise to the full extent still possible of all Options which have neither lapsed nor been fully exercised save those the exercise of which is to be satisfied by the transfer and not the issue of Scheme Shares, taking account of any other obligations of the Company to issue Scheme Shares.

Variation of share capital and adjustment of options

(b) In the event of any capitalisation issue or rights issue, rights offer or any reduction, sub-division, consolidation of the share capital of the Company (or other variation of the share capital of the Company subject to shareholder approval), or in the event of any special dividend or demerger the number of Scheme Shares comprised in any Option and/or the Option Price may be adjusted by the Directors in such manner as the Auditors have confirmed in writing to be in their opinion fair and reasonable provided always that no adjustment shall be made except in the case of an Option over Scheme Shares in issue, which would cause the price per Scheme Share to be less than the nominal value of that Scheme Share. Notice of any such adjustment shall be given to the Option-holders by the Directors, who may call in Option certificates for endorsement.

4. APPLICATIONS FOR OPTIONS

(a) Subject to the restrictions hereinafter contained, the Directors may, at their discretion, (but in the case of Options to be granted by the Trustee, only following a recommendation from the Trustee) determine that this Scheme shall operate in relation to Mexico and thereafter the Directors shall announce after the commencement of a Grant Period:

(i) the Option Price;

(ii) the last date by which applications made pursuant to Rule 4(b) must be received (which shall be not earlier than 14 days after the date on which the announcement is made);

(iii) details of the Savings Contract which may be used for the application linked to those Options; and

(iv) if appropriate, the maximum number of Shares which may be made available in relation to Mexico.

(b) Each person who in relation to a grant of an Option is an Eligible Employee may, not later than the date specified in the announcement referred to in Rule 4(a) as the last date for receipt of applications, apply for an Option in respect of any of the Scheme Shares specified in any such announcement, by delivery of a duly completed valid application form complying with the requirements of this Rule to the Secretary for the time being of the Company, or as specified on the application form.

(c) Applications for Options shall be in writing in such form as the Directors (or the Trustee (as the case may be)) may from time to time prescribe.

5. GRANT OF OPTIONS

Contributions under the savings contract

(a) The monthly contribution payable by a participant under a Savings Contract shall be in Pesos (or such other currency as applies to Mexico from time to time) and shall not:

(i) be less than 100 Pesos or such other minimum amount as may for the time being be permitted by the Directors, not being less than the minimum amount then permitted under the terms of the UK Scheme; nor

(ii) when aggregated with the monthly contributions being paid under any other savings contract(s), entered into by that participant in connection with the grant of any option under a savings-related share option scheme operated by the Company, exceed the local currency equivalent of the maximum amount permitted by the Directors, not being more than the maximum then permitted for the time being under the UK Scheme.

For the purposes of applying the limits set out in this Rule 5(a) and Rule 5(f) the contributions any Eligible Employee is paying, or wishes to pay, under the Savings Contract will be converted, where applicable, into the sterling equivalent at such rate of exchange as the Directors may decide to be appropriate.

The local currency equivalent shall be determined for this purpose as at such date prior to the issue of application forms to Eligible Employees as the Directors may permit.

Timing of grant

(b) Subject to Rule 5(f) final sub-paragraph, Options may only be granted during a Grant Period.

(c) No Option shall be granted to any Eligible Employee if such grant shall be prohibited under any relevant legislation from time to time in force applicable to the granting of Options under this Scheme.

Grant of options

(d) The grant of an Option shall be conditional upon the Eligible Employee having submitted to the Directors a Valid Application, prior to the grant of that Option, for entry into a Savings Contract. In making his application the Eligible Employee shall state inter alia the monthly contribution which he would like to make under the Savings Contract. The application will require the Eligible Employee to pay the monthly savings contributions to the Savings Authority and authorise the Directors to make appropriate amendments to the form if applications have to be scaled down under Rule 5(f). Each such application shall be deemed to be in respect of the largest whole number of Scheme Shares which can be purchased with the Notional Repayment.

(e) As soon as possible after the final date for the receipt of applications in relation to each grant of Options and within 30 days after the related announcement made by the Directors under Rule 4(a), the Directors or the Trustee, as the case may be, shall, subject to Rule 5(f), grant to each Eligible Employee who has submitted a Valid Application an Option in

respect of the whole number of Scheme Shares for which he is deemed to have applied in accordance with Rule 5(d).

(f) If the Directors receive Valid Applications such that on the grant of all the Options applied for the maximum number of Shares determined by the Directors pursuant to Rule 4(a)(iv) or the limits in Rule 2 would be exceeded, then subject to the provisions of Rule 5(a)(i) the following steps shall be carried out in the following order to the extent necessary to eliminate the excess:

(i) the excess over 100 Pesos of the monthly savings contribution chosen by each applicant shall be reduced pro-rata to the extent necessary;

(ii) applications will be selected by lot, each based on a monthly savings contribution of 100 Pesos and the exclusion of any bonus in the repayment under the Savings Contract.

As soon as possible after the final date for the receipt of applications in relation to each grant of Options and within 42 days after the date on which Market Value is determined, the Directors, or the Trustee, as the case may be, shall grant to each Eligible Employee who has submitted a Valid Application, or where appropriate to those Eligible Employees selected by lot pursuant to this Rule 5(f), an Option in respect of the number of Scheme Shares for which he is deemed to have applied scaled down proportionately to the reduction made in his monthly contributions pursuant to this Rule 5(f).

Option certificates

(g) Subject to the Eligible Employee entering into a Savings Contract, the Company or the Trustee, as the case may be, shall as soon as possible after such date issue an Option certificate in respect of each Option granted, specifying the Date of Grant, the number of Scheme Shares subject to the Option, the Option Price and the Acquisition Price if the Option is exercised in full.

Restrictions on grant of options

(h) If the Directors are prevented at any time by any applicable statute, order, regulation or governmental directive from making an announcement pursuant to Rule 4(a) or from granting Options within the time limits imposed by these Rules, they may make such an announcement within 42 days after the lifting of such restrictions.

Options only to be granted to employees and directors

(i) No Option shall be granted to any person who is no longer a director or employee of a Group Company on the date Options are granted under this Rule 5.

Life of the scheme

(j) No Option may be granted after 16 July, 2017.

6. NON-TRANSFERABILITY OF OPTIONS

No Option nor any right thereunder shall be capable of being transferred, assigned or charged and any such purported transfer, assignment or charge shall result in the cancellation of the Option.

Provided always that on the death of an Option-holder an Option may be exercised by his personal representatives in accordance with Rule 7(b).

7. RIGHTS TO EXERCISE OPTIONS

General

(a) (i) save as provided in Rules 7(b), 7(c), 7(e) and 9, an Option may be exercised only during the period commencing with the Bonus Date under the relevant Savings Contract; and

(ii) save as provided in Rules 7(b)(i) and (ii), an Option shall not be exercisable later than 3 months after the Bonus Date.

Death

(b) If an Option-holder dies, an Option may only be exercised by his personal representatives:

(i) within 12 months after the date of his death if such death occurs before the Bonus Date;

(ii) within 12 months after the Bonus Date in the event of his death within 3 months after such Bonus Date.

Cessation of employment in special circumstances

(c) Subject to Rule 7(a)(ii) an Option may be exercised by an Option-holder within 3 months after his ceasing to hold the office or employment by virtue of which he is an Eligible Employee by reason only:

(i) of injury, disability, or redundancy within the meaning of the Employment Rights Act 1996 or a Corresponding Provision; or

(ii) of retirement on reaching Normal Retirement Date; or

(iii) that office or employment is in a company of which the Company ceases to have Control; or

(iv) that office or employment relates to a business or part of a business which is transferred to a person other than a company of which the Company has Control.

(d) No person shall be treated for the purposes of Rules 7(c) and 7(e) as ceasing to hold the office or employment by virtue of which he is an Eligible Employee until he ceases to hold any office or employment in the Company or any Group Company or any company over which the Company has Control.

Cessation of employment in other circumstances

(e) If an Option-holder shall cease to hold the office or employment by virtue of which he is an Eligible Employee more than 3 years after the Date of Grant of an Option (other than in circumstances where his employer would have been entitled to dismiss him summarily), such Option may be exercised within 3 months after the date of such cessation.

Conditions to be satisfied at time of exercise

(f) No Option may be exercised by, or by the personal representatives of an Option-holder who is (or at the date of his death was) not a director or employee of the Company or a Group Company unless the Option is to be exercised pursuant to Rules 7(b), (c) and (e),

Provided that if at the Bonus Date an Option-holder holds an office or employment in a company which is not a participating company but which is a company of which the Company has Control, those rights may be exercised within 3 months of that date.

Restricted Exercise

(g) This Rule 7(g) applies if an Option is exercised before the Bonus Date and overrides all other Rules or otherwise stated. The Option may not be exercised in respect of more than the number of Shares which may be purchased using the savings and any after-tax interest accrued in his or her Savings Account immediately prior to the exercise, after deducting any applicable currency conversion costs.

Lapsing of Options

(h) An Option shall lapse upon the occurrence of the earliest of the following events:

(i) except where the Option-holder dies, the date following 3 months after the Bonus Date;

(ii) the expiry of any of the periods specified in Rules 7(b), (c) or (e);

(iii) an Option-holder being adjudicated bankrupt;

(iv) an Option-holder giving, or under the terms of the Savings Contract having or being deemed to have given, notice to the relevant Savings Authority that he intends to stop paying contributions under his Savings Contract or having given notice to the relevant Savings Authority of an application for repayment of his Savings Contract PROVIDED THAT this sub-paragraph (iv) shall not apply to the extent that the relevant Savings Contract permits the Option-holder to miss the payment of contributions for any period within the Savings Contract term or to the extent he misses up to an aggregate of 8 monthly payments;

(v) the cessation of employment by an Option-holder in circumstances other than where the cessation of employment arises on any of the grounds specified in rule 7(b), (c) or (e);

(vi) the expiry of any Appropriate Period if an Option has become exercisable pursuant to rule 9;

(xi) the winding up of the Company; and

(xii) the date on which the Company (or any person authorised by it) becomes unable to process data relating to the Option-holder solely because the Option-holder has withdrawn his consent to the Company (or its agent) processing his personal data.

Family Leave

(i) Where an Option-holder is away from work (whether or not he or she ceases to be an employee of a Group Company) because of pregnancy or confinement, maternity, paternity, adoption or other leave arising from the assumption of parental responsibility for a child then he or she will be deemed for the purposes of these Rules not have to ceased to be employed by a Group Company unless and until the Directors are satisfied that there is no longer any reasonable expectation of him or her returning to work in exercise of any contractual or statutory right conferred by the law of the relevant local jurisdiction to return to work.

8. LOSS OF OFFICE OR EMPLOYMENT

If an Option-holder shall cease for any reason to be employed by the Company, or any other company which is or was a Group Company or any company over which the Company has Control, his rights and benefits under this Scheme or in connection therewith (actual or prospective) or any loss thereof shall not in any way entitle him to claim compensation against the Company or any other Group Company or any company over which the Company has Control and shall not be taken into account in assessing any compensation to which he may otherwise be entitled notwithstanding that he may have been dismissed wrongfully or otherwise contrary to any applicable local law and the Option-holder agrees to waive all and any rights to compensation or damages in consequence of such cessation insofar as these rights arise or may arise from his ceasing to have rights under or a diminution in his existing rights or the potential loss of future rights under this Scheme.

9. TAKEOVERS, RECONSTRUCTION, AMALGAMATION AND LIQUIDATION

Change in control of the company - acquiring company

(a) If any company has become an Acquiring Company, the Directors shall as soon as practicable thereafter notify every Option-holder accordingly, and each Option-holder may within the Appropriate Period:

(i) exercise his Options to the extent of the repayment due under the relevant Savings Contracts; or

(ii) where the Option has not been exercised, execute, with the consent of the Acquiring Company, an Option Rollover.

(b) For the purposes of an Option Rollover the new rights shall only be regarded as equivalent to the old rights if:-

(i) the new rights are exercisable in the same manner as the old rights and subject to the provisions of this Scheme as it had effect immediately before an Option Rollover; and

(ii) the total Market Value of the Scheme Shares subject to an Option which is being Rolled-Over is equal immediately before such Option Rollover to the total market value (determined in accordance with Part VIII of the Taxation of Chargeable Gains Act 1992) of the shares in respect of which an Option-holder's new rights are being granted immediately after such Option Rollover; and

(iii) the total amount payable in respect of the exercise in full of an Option following an Option Rollover is equal to the total Acquisition Price immediately preceding such Option Rollover.

Change in control of the company - acquiring person

(c) If any person becomes an Acquiring Person, the Directors shall as soon as practicable thereafter notify every Option-holder accordingly and each Option-holder may within the Appropriate Period exercise his Options to the extent of the repayment due under the relevant Savings Contracts.

Liquidation

(d) If notice is duly given of a General Meeting at which a resolution will be proposed for the voluntary winding-up of the Company except for the purposes of reconstruction or amalgamation, any Option shall, subject to Rule 7(a)(ii), be exercisable (but so that any exercise hereunder shall be conditional upon such resolution being passed) at any time thereafter until the resolution is duly passed or defeated or the General Meeting concluded or adjourned sine die, whichever shall first occur. If such resolution is duly passed an Option may be exercised within 6 months of the passing of the resolution save that the Option shall lapse on the winding up of the Company.

10. EXERCISE OF OPTIONS AND LISTING OF SHARES

Procedures on exercise

(a) An Option may be exercised, in respect of all or any of the Scheme Shares to which it relates, by actual physical delivery to the Secretary of the Company or its other duly appointed agent (if Rule 10(e) is applicable, as agent for the Trustee) during the relevant Exercise Period of an Option Certificate covering at least all the Scheme Shares over which the Option is then to be exercised, together with a notice of exercise duly completed and signed by the Option-holder (or by his duly authorised agent), and a remittance in such form as the Directors may specify in pounds sterling (or in Czech currency if the Directors so permit) or, if the Directors so decide, an appropriate authority to obtain such remittance from the Savings Authority for the Acquisition Price (payable if Rule 10(e) is applicable, to the Company as agent for the Trustee) in respect of the Scheme Shares over which the Option is to be exercised PROVIDED THAT the Directors shall have the discretion to permit Option exercise in such other manner as may be administratively convenient.

For the avoidance of doubt, if the proceeds of the Option-holder's Savings Contract are insufficient to fund the exercise of the Option in respect of the maximum number of shares permitted, the Directors may at their discretion allow the Option-holder to pay the balance out of his own funds in such manner as may be administratively convenient.

(b) Execution of an Option Rollover under this Scheme, in accordance with Rule 9 is to be effected by notice in writing in a form prescribed by the Directors of the Acquiring Company.

(c) All allotments, issues and transfers of Scheme Shares shall be subject to any necessary consents of Her Majesty's Treasury or other authorities in the United Kingdom or elsewhere under enactments or regulations for the time being in force and it shall be the

responsibility of the Option-holder (with the reasonable assistance of the Company) to comply with any requirements to be fulfilled in order to obtain or obviate the necessity for any such consent.

(d) Within 28 days after the date of exercise of an Option in accordance with this Scheme, and subject to any applicable arrangements under Rule 10(h), the Company shall procure that the Option-holder acquires the Shares in respect of which the Option has been validly exercised by either:-

(i) allotting and issuing credited as fully paid Scheme Shares to the Option-holder or to a company sponsored nominee on his behalf; or

(ii) procuring the transfer of Scheme Shares to the Option-holder or to a company sponsored nominee on his behalf;

and cause to be registered in his name or the name of a company sponsored nominee on his behalf the number of Scheme Shares specified in the notice and, save where no share certificate is issuable, shall deliver to the Option-holder either an appropriately endorsed share certificate in respect thereof or a statement of entitlement under the said company sponsored nominee.

(e) Where either the Company procures the transfer of Shares to an Eligible Employee or a company sponsored nominee on his behalf from the Trustee or the Trustee granted the Option which has been exercised, then the Company shall receive the option certificate, notice of exercise and remittance for the Acquisition Price as agent for the Trustee and shall promptly account to the Trustee for an amount equal to the Acquisition Price.

Rights attaching to scheme shares

(f) Save as regards rights attaching to Scheme Shares by reference to a record date prior to the date on which the Scheme Shares are allotted and issued, Scheme Shares issued upon the exercise of Options shall be identical and rank pari passu in all respects with the Scheme Shares then in issue.

Listing

(g) If the Company is listed on the London Stock Exchange at the time when an Option is exercised, the Company shall use its best endeavours to ensure that as soon as practicable after the allotment of any Scheme Shares under this Scheme the same shall be admitted to the Official List as maintained by the UK Listing Authority and be admitted to trading on the London Stock Exchange.

Withholding obligations

(h) This Rule applies if an Option-holder is liable to tax, duties, social security contributions or other amounts on the exercise of his Option and his employer or former employer is liable to make a payment to the appropriate authorities on account of that liability. Before exercising his Option the Option-holder must enter into such arrangements as the Directors may approve for the purpose of ensuring that the option-holder's employer or former employer is put in sufficient funds to enable it to discharge its liability to make the payment to the appropriate authorities or is reimbursed for any payment made. Such arrangements

may (without limitation) include an instruction to the Directors to sell, or procure the sale, on behalf of the Option-holder of sufficient of the Scheme Shares issuable or transferable to the Option-holder so that the net proceeds of sale are as nearly as possible equal to, but not less than, the Directors' best estimate (calculated in good faith) of the payment which the employer or former employer is required to pay to the appropriate authorities.

11. SCHEME AMENDMENTS AND TERMINATION

Amendments

(a) Subject to Rule 11(c) the Directors may from time to time at their absolute discretion (but only with the prior consent of the Trustee if there are subsisting Options which the Trustee is liable to satisfy) amend any of the Rules of this Scheme provided that except with the prior approval of the Company in General Meeting no amendment to the advantage of Option-holders shall be made.

(b) No amendment waiver or replacement to this Scheme shall be made to the extent to which it would have the effect of abrogating or altering adversely any of the subsisting rights of Option-holders except with such consent on their part as would be required by the provisions of the Company's Articles of Association if the Scheme Shares to be issued on the exercise of the Options already granted and still subsisting were so issued and constituted a separate class of share capital and if such provisions applied mutatis mutandis thereto.

(c) Rule 11(a) shall not apply to any amendment which the Directors consider is necessary or desirable to comply with or take account of the provisions of any proposed or existing legislation, or to take advantage of any changes to the legislation, or to obtain or maintain favourable taxation, exchange control or regulatory treatment of the Company, any Subsidiary or any Option-holder or any minor amendment to benefit the administration of this Scheme provided in each case any such amendment does not affect the basic principles of the Scheme or the limits in Rule 2.

(d) The Directors shall have the power from time to time to make or vary regulations for the administration of this Scheme and to amend the terms or impose further conditions on the grant and exercise of Options to take account of overseas taxation, and securities or exchange control laws provided always that such regulations, terms and conditions shall not be inconsistent with the provisions of this Scheme.

Termination

(e) The Company by ordinary resolution or the Directors may at any time resolve that no further Options be granted under this Scheme, and in such event no further Options will be granted but in all other respects the provisions of this Scheme shall remain in force.

12. ADMINISTRATION

Notice and documents

(a) Any notice or other document required to be given hereunder to any Option-holder shall be delivered to him or sent by either

(i) first class post or equivalent in the relevant jurisdiction to him at his home address according to the records of his employing company or such other address as may appear to such company to be appropriate;

(ii) such facsimile number or e-mail address as may have been notified previously for the purposes of these rules by him.

(b) Any notice or other document required to be given to the Company shall be delivered to it or sent by either

(i) first class post or its equivalent in the relevant jurisdiction to its registered office; or

(ii) such facsimile number or e-mail address as may have been notified previously for the purposes of the rules by it.

(c) Notices sent by post shall be deemed to have been given on the third day following the date of posting. Notices sent by fax or e-mail shall be deemed to have been given when despatched provided there is no reasonable indication that transmission has not been successful.

(d) Option-holders not otherwise entitled thereto shall not be sent copies of such notices and other documents sent by the Company to its ordinary shareholders generally.

Administration

(e) The Directors shall have the discretion, for the purposes of ensuring the smooth administration of this Scheme, in relation to Mexico, to vary or adjust any provision of this Scheme or any matter previously authorised under it, either generally or in relation to a particular Eligible Employee or Option-holder or a particular category of Eligible Employees or Option-holders, provided that such variation or adjustment does not conflict with the basic principles of this Scheme.

Disputes

(f) The decision of the Directors in any dispute or question relating to any Option shall be final and conclusive provided that it has been made in accordance with the provisions of this Scheme.

Costs of the scheme

(g) The costs of introducing and administering this Scheme shall be borne by the Company.

13. GENERAL

Auditors

(a) In any matter in which they are required to act hereunder the Auditors shall be deemed to be acting as experts and not as arbitrators and the Arbitration Acts 1950 to 1979 shall not apply hereto.

Employee trust

(b) The Company and any Subsidiary may provide money to the trustees of any trust or any other person to enable them or him to acquire shares to be held for the purposes of the Scheme, or enter into any guarantee or indemnity for those purposes, to the extent permitted by section 153 of the Companies Act 1985.

UK law

(c) This Scheme and all options granted under it shall be governed by and construed in accordance with UK law.

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION. If you are in any doubt as to the action you should take, you are recommended to seek your own financial advice immediately from your stockbroker, bank manager, solicitor, accountant or other independent financial adviser duly authorised under the Financial Services and Markets Act 2000, if you are in the United Kingdom, or from another appropriately authorised independent financial adviser.

If you have sold or otherwise transferred all of your PF Shares, please forward this document, but not the personalised Form of Proxy, as soon as possible to the purchaser or transferee or to the bank, stockbroker or other agent through or to whom the sale or transfer was effected, for onward transmission to the purchaser or transferee. Any person (including, without limitation, custodians, nominees and trustees) who may have a contractual or legal obligation or may otherwise intend to forward this document to any jurisdiction outside the UK should seek appropriate advice before taking any action.

Merrill Lynch International, Dresdner Kleinwort Limited and Hawkpoint, which are each authorised and regulated by the FSA, are each acting for Provident Financial plc and International Personal Finance plc and for no one else in connection with the Demerger and will not be responsible to anyone other than Provident Financial plc and International Personal Finance plc for providing the protections afforded to customers of Merrill Lynch International, Dresdner Kleinwort Limited and Hawkpoint, respectively, or for affording advice in relation to the Demerger, the contents of this document or any transaction, arrangement or other matter referred to in this document.

Provident Financial plc

(Incorporated in England and Wales under the Companies Act 1948 with registered number 668987)

Proposed Demerger of Provident Financial plc's International Home Credit business
and
Notice of Extraordinary General Meeting

For a discussion of the risks that might affect the value of your shareholding in Provident Financial plc, see "Risk Factors" in Part II of this document.

The IPF Shares have not been and will not be registered under the United States Securities Act of 1933, as amended, the US Securities Act or any US state securities laws in connection with the Demerger, and, subject to certain exceptions, may not be offered or sold within the United States. The IPF Shares have not been and will not be registered under the United States Securities Exchange Act of 1934, as amended (the "US Exchange Act") or subject to the periodic reporting obligations under that Act.

This document should be read as a whole. Your attention is drawn to the letter from John van Kuffeler, the Chairman of the Company, which is set out in Part I (Letter from the Chairman) in which the Board of Provident Financial plc unanimously recommends that you vote in favour of the resolutions to be proposed at the Extraordinary General Meeting referred to below.

No person has been authorised to give any information or make any representations other than those contained in this document and, if given or made, such information or representations must not be relied on as having been so authorised. The delivery of this document shall not, under any circumstances, create any implication that there has been no change in the affairs of the Company since the date of this document or that the information in it is correct as of any subsequent time.

A notice convening an Extraordinary General Meeting of the Company to be held at 11 a.m. on 13 July 2007 at the Lincoln Centre, 18 Lincoln's Inn Fields, London WC2A 3ED is set out at the end of this document. A Form of Proxy for use at the EGM is enclosed. Whether or not you intend to attend the EGM in person, please complete, sign and return the accompanying Form of Proxy in accordance with the instructions printed on it as soon as possible but, in any event, so as to be received by Capita Registrars no later than 11 a.m. on 11 July, being 48 hours before the time appointed for the holding of the meeting. Alternatively, you may fill in your Form of Proxy online at www.capitaregistrars.com following the instructions on the Form of Proxy. Please ensure that you complete your online proxy form by no later than 11 a.m. on 11 July 2007. If you hold your PF Shares in uncertificated form (i.e. in CREST) you may appoint a proxy by completing and transmitting a CREST Proxy Instruction in accordance with the procedures set out in the CREST Manual so that it is received by Capita Registrars (under CREST participant ID RA10) by no later than 11 a.m. on 11 July 2007. The time of receipt will be taken to be the time from which the Registrars are able to retrieve the message by enquiry to CREST in the manner prescribed by CREST.

Completion and posting of the Form of Proxy, completing the Form of Proxy online or completing and transmitting a CREST Proxy Instruction will not prevent you from attending and voting in person at the EGM if you wish to do so.

This document contains forward-looking statements which are subject to assumptions, risks and uncertainties. These include, without limitation, those regarding the UK Group's or IHC's financial position, operations, business strategy, plans, and objectives of management for future operations, the expected timing and strategic and financial effects of the proposed Demerger and the markets and economies in which the UK Group or IHC operates. Such forward-looking statements involve known and unknown risks, uncertainties and other important factors which could cause the actual results, performance or achievements of the UK Group or IHC or the markets and economies in which the UK Group or IHC operates to be materially different from future results, performance or achievements expressed or implied by such forward-looking statements, including, without limitation, risks set out in Part II of this document and the failure to obtain the approval of PF Shareholders for the proposed Demerger.

The Company does not undertake any obligation publicly to update or revise any forward-looking statement as a result of new information, future events or other information, although such forward-looking statements will be publicly updated if required by the Listing Rules, the rules of the London Stock Exchange or by law.

THIS DOCUMENT DOES NOT CONSTITUTE AN OFFER TO SELL, OR THE SOLICITATION OF AN OFFER TO BUY, ANY SECURITY.

CONTENTS

EXPECTED TIMETABLE OF PRINCIPAL EVENTS

	2007[2, 3]
Posting and publication of Prospectus	25 June 2007
Latest time and date for receipt of proxy request forms from members of the Provident Financial Company Nominee Scheme for the Extraordinary General Meeting of the Company	11 a.m. on 10 July 2007
Latest time and date for receipt of Forms of Proxy for the Extraordinary General Meeting of the Company[1]	11 a.m. on 11 July 2007
Extraordinary General Meeting of the Company	11 a.m. on 13 July 2007
Latest time and date for transfers of PF Shares to be registered in order for the transferee to be registered at the Demerger Record Time, PF Share Register closes and PF Shares disabled in CREST	5.00 p.m. on 13 July 2007[4]
Demerger Record Time	5.00 p.m. on 13 July 2007
Expected effective date of Demerger, PF Share Consolidation, Admission and commencement of dealings in IPF Shares and Consolidated PF Shares on the London Stock Exchange and crediting of IPF Shares and Consolidated PF Shares to CREST accounts	8.00 a.m. on 16 July 2007
Court hearing to approve the Reduction of Capital	18 July 2007
Dispatch of definitive certificates for IPF Shares and Consolidated PF Shares (other than in respect of such shares held through CREST) and any fractional entitlement cheques	by 27 July 2007
Payment of fractional entitlements in respect of Consolidated PF Shares held through CREST	by 27 July 2007

Notes:

(1) Applicable also to online Forms of Proxy and CREST Proxy Instructions.

(2) References to times in this document are to British Summer Time.

(3) Each of the times and dates in the above timetable is based on current expectations and is subject to change.

(4) It is likely that transfers of PF Shares in certificated form will need to take place earlier in order for the transferee to be on the PF Share Register at the Demerger Record Time but this will depend on PF Shareholders' individual dealing arrangements.

PART I

LETTER FROM THE CHAIRMAN OF PROVIDENT FINANCIAL PLC

Provident Financial plc

(Incorporated in England and Wales under the Companies Act 1948 with registered number 668987)

Directors		*Registered office*
John van Kuffeler	*(Chairman)*	Colonnade
Christopher Rodrigues CBE	*(Joint Deputy Chairman, Chairman IHC)*	Sunbridge Road
Charles Gregson	*(Joint Deputy Chairman, independent non-executive director)*	Bradford
		West Yorkshire
Peter Crook	*(Managing Director, UKHC)*	BD1 2LQ
Andrew Fisher	*(Finance Director)*	
John Harnett	*(Managing Director, IHC)*	
Tony Hales	*(Independent non-executive director)*	
Robert Hough	*(Independent non-executive director)*	
John Maxwell	*(Independent non-executive director)*	
Ray Miles	*(Senior independent non-executive director)*	

25 June 2007

To: PF Shareholders, members of the PF Nominee Scheme and, for information only, to participants under the PF Employee Share Schemes

Dear shareholder,

Proposed Demerger of International Home Credit

1. Introduction

The Company announced on 4 July 2006 that it would work towards implementing a separate listing of the Company's international business to allow the international growth opportunity to be captured more quickly and updates on the progress of this work were announced on 7 March 2007 and 7 June 2007. I am writing to you today:

(i) to provide further details of the Demerger, including the background to, and the reasons for, the Demerger;

(ii) to explain why the Directors consider the Demerger to be in the best interests of PF Shareholders as a whole; and

(iii) to seek your support for, and approval of, the Demerger.

A summary of the principal terms and conditions of the Demerger is set out in paragraph 3 of this letter.

Owing to the size of the Demerger relative to the size of the Company, the Demerger constitutes a Class 1 transaction for the purposes of the Listing Rules. Completion of the Demerger is therefore conditional upon, among other things, the approval of PF Shareholders. Your approval is being sought at an Extraordinary General Meeting of the Company to be held at 11 a.m. on 13 July 2007 at the Lincoln Centre, 18 Lincoln's Inn Fields, London WC2A 3ED, notice of which meeting, and of the resolutions to be considered, are set out at the end of this document. A summary of the action you need to take is set out in paragraph 16 of this letter and on the Form of Proxy that accompanies this document.

For reasons explained in this letter, it is proposed that the Demerger be accompanied by a consolidation of the Company's ordinary share capital.

If the Demerger Resolution is passed at the Extraordinary General Meeting on 13 July 2007, completion of the Demerger is expected to take place on 16 July 2007.

You will find definitions for certain capitalised terms used in this letter and in the rest of this document in Part VII (Definitions) of this document.

Please note that this document does not constitute an offer to sell, or the solicitation of an offer to buy, any security.

2. Background to and reasons for the Demerger

International Home Credit ("**IHC**") was established in 1997 as part of Provident Financial's strategy to develop new sources of growth to complement the UK business. Today, IHC has businesses in Poland, the Czech Republic, Slovakia, Hungary, Romania and Mexico with revenue in 2006 of £365.3 million and profit before tax and exceptional demerger costs of £42.3 million[1] (this profit is £3.9 million lower than the £46.2 million disclosed in the Provident Financial 2006 annual report and accounts due to the additional allocation of Provident Financial central overheads). This impressive growth profile has been achieved in part through the financial and operational support of the UK home credit ("**UKHC**") business to a point where IHC is now capable of being an operationally and financially self-sufficient, standalone entity with its own management structure.

The UKHC and IHC businesses have reached very different stages of development with distinct strategic agendas calling for different management skills and focus. UKHC is a strong, cash-generative business competing in a large, more mature consumer credit market whilst IHC continues to identify significant growth opportunities in new and existing markets and is well placed to continue to grow rapidly. These two businesses therefore require different strategic focus and management skills.

Accordingly, your Board considers it is now appropriate to separate these two distinct businesses into independently listed entities.

As a separate company, your Board believes that IHC will be better able to capture its growth opportunity through:

- exclusive management focus on the significant opportunities to capture growth in new and existing emerging markets; and
- greater alignment of incentives, with management and employees able to participate directly in the success of the IHC business.

As an independently listed UK-centric business, your Board believes that Provident Financial will also benefit from greater strategic focus enabling the UK Group to concentrate on developing a more broadly based business focused on the UK non-prime consumer credit market. Given the reasons for the Demerger outlined above, Provident Financial does not intend to operate in international markets.

Accordingly your Board believes that the benefits of the Demerger should be reflected in stronger operational and financial performance of both businesses with a greater strategic focus on the development of each group, despite having an initial dilutive effect on the Company's earnings. As a consequence, the Demerger will offer a greater choice to PF Shareholders specifically and investors in general regarding their investment in the two businesses.

3. Principal terms and conditions of the Demerger

The Demerger is to be effected by Provident Financial declaring a special dividend equal to the book value of Provident Financial's shareholding in Provident International Holdings Limited ("**PIHL**"), the intermediate holding company of IHC. This special dividend will be satisfied by the transfer of the entire issued share capital of PIHL to International Personal Finance, the consideration for which will be the allotment and issue by International Personal Finance of IPF Shares to PF Shareholders on the PF Share Register at the Demerger Record Time on the basis of one IPF Share for each PF Share held. This requires, among other things, the approval of PF Shareholders by ordinary resolution at the Extraordinary General Meeting.

Shortly after the Demerger is effective, and upon completion of Admission, the share capital of Provident Financial will be consolidated on the basis of one consolidated PF Share for every two non-consolidated PF Shares. The purpose of this share consolidation is to preserve the value of share options and awards under PF Employee Share Schemes and to maintain, so far as reasonably practicable, the pre-Demerger share price, the comparability of historic and future earnings per share and dividend per share data.

In addition, it is proposed that shortly after the Demerger the capital of International Personal Finance will be reduced. This will create distributable reserves in International Personal Finance. The Reduction of Capital was approved by a special resolution of the current IPF Shareholders on 30 May 2007 and is subject to the approval of the Court.

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(1) Information prepared on an IFRS basis and extracted without material adjustment from Part IV (Financial information on IHC) of this document.

Overall, as a result of the Demerger and the PF Share Consolidation described above, PF Shareholders will receive:

1 Consolidated PF Share and 2 IPF Shares
for every 2 non-consolidated PF Shares held at the Demerger Record Time

Further information on the resolutions being proposed at the Extraordinary General Meeting, the PF Share Consolidation and the Reduction of Capital is set out in Part III (Key information for PF Shareholders) of this document.

If implemented, the Demerger will establish International Personal Finance as a separately listed company. Provident Financial will continue to be listed on the Official List and admitted to trading on the London Stock Exchange's market for listed securities.

The IPF Shares and the Consolidated PF Shares are expected to commence trading on the London Stock Exchange and to be admitted to the Official List on 16 July 2007. The IPF Shares will not be registered under the US Securities Act in connection with the Demerger, nor will the IPF Shares be registered under the US Exchange Act or subject to the periodic reporting obligations under that Act.

It is expected that, initially, both Provident Financial and International Personal Finance will be constituents of the FTSE 250 Index. Provident Financial will remain in, and International Personal Finance will become part of, the financial services sector. Following the Demerger, Provident Financial and International Personal Finance will be separate listed entities and future relations between them will be at arm's length and on normal commercial terms.

4. Capital structure and dividend policy

4.1 Capital structure

The proceeds from the sale of the Provident Insurance division (the **"PI Division"**), which completed on 15 June 2007, net of costs amounted to £162.7 million, of which £70.0 million has been injected as new capital into IHC[2]. After this capital injection, and after taking account of £0.1 million of net assets in relation to IPF and £2.1 million of further Demerger costs (net of tax), IHC has net assets of £150.2 million on a pro forma basis as at 31 December 2006, supporting net customer receivables of £331.0 million[3]. This level of capital has been provided to support the high growth strategy that IPF plans to pursue in order to capture the opportunities for profitable growth in emerging markets. As at 31 December 2006, Provident Financial had an unaudited pro forma equity to receivables ratio of 29 per cent[4]. After adjusting for the 2006 final dividend of £56.4 million[5] paid in May 2007, the Directors estimate that the equity to receivables ratio as at 31 December 2006 was 23%[6]. The directors consider that a capital structure with a ratio of ordinary shareholders' capital to receivables of 15 per cent. compared with the current target of 20 per cent. is appropriate. This implies surplus capital of some £80 million on Demerger. However, in light of the high dividend payout ratio, this surplus will be retained in the near-term to fund growth opportunities and provide a sensible degree of strategic flexibility. The Company may consider share buy-backs as and when appropriate.

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(2) Pro forma information extracted without material adjustment from the unaudited pro forma statement of net assets of the UK Group set out in Part V of this document.

(3) Pro forma information extracted without material adjustment from the unaudited pro forma financial information in respect of IHC prepared in accordance with the Prospectus Rules and set out in the Prospectus.

(4) Calculated by dividing pro forma equity of £263.5 million (being pro forma information extracted without material adjustment from the pro forma statement of net assets of the UK Group set out in Part V of this document) by amounts receivable from customers of £901.7 million (being pro forma information extracted without material adjustment from the pro forma statement of net assets of the UK Group set out in Part V of this document).

(5) Information extracted without material adjustment from the Company's audited accounts for the year to 31 December 2006.

(6) Calculated by dividing pro forma equity of £263.5 million (being pro forma information extracted without material adjustment from the pro forma statement of net assets of the UK Group set out in Part V of this document) less the 2006 final dividend of £56.4 million (being information extracted without material adjustment from the Company's audited accounts for the year to 31 December 2006) by amounts receivable from customers of £901.7 million (being information extracted without material adjustment from the pro forma statement of net assets of the UK Group set out in Part V of this document).

4.2 Dividend policy

In the absence of unforeseen circumstances, the Directors of Provident Financial intend to declare aggregate dividends of 31.75 pence per PF Share in respect of 2007, before adjustment for the proposed PF Share Consolidation. Thereafter, the Directors intend to at least maintain the annual dividend per share, with a medium-term objective to move to a dividend payout ratio of approximately 80 per cent. of profit after tax, which they believe is appropriate for the Provident Financial group as configured following the Demerger. It is expected that the aggregate Provident Financial and International Personal Finance dividends will be equivalent to 36.50 pence per non-consolidated PF Share in respect of 2007.

5. Effect of the Demerger on the UK Group

A pro forma statement of net assets of the UK Group as at 31 December 2006 is set out in Part V (Unaudited pro forma statement of net assets of the UK Group) of this document.

The Directors estimate that the Demerger would have resulted in central costs within the Company reducing by £2.8 million from £6.0 million to £3.2 million[7] in the 2006 financial year whilst it is estimated that the costs of a separate corporate office and IT function in IHC would have been £9.1 million[8]. This amounts to an estimated unaudited net incremental cost of Demerger in the 2006 financial year of £6.3 million[9] split between the two companies.

The UK Group will be primarily a UK group for tax purposes and it is therefore likely that, following the Demerger, its effective tax rate will be in the range of 30 per cent., reducing to around 28 per cent. once the main rate of corporation tax falls to that level as proposed from 1 April 2008.

Details of the expected composition of the Board immediately following the Demerger are set out at paragraph 5 of Part VI (Additional Information) of this document.

6. Information on the Group[10]

The Group's business comprises UKHC, IHC, Vanquis Bank Limited (**"Vanquis"**) and Direct Auto Financial Services Limited (the former Yes Car Credit business now in run-off) (**"DAFS"**).

On 9 May 2007, the Company announced that it had entered into an agreement with Car Care Plan (Holdings) Limited (a subsidiary of GMAC Insurance Holdings, Inc.) in respect of the sale of its Provident Insurance division (the **"PI Division"**). On 15 June 2007, the Company announced the completion of this sale. Further details of this transaction are set out at paragraph 7 below.

The Group's revenue for the year ended 31 December 2006 was £1,180.8 million and profit before tax and exceptional demerger costs was £191.3 million[11]. As at 31 December 2006, the Group had net assets of £354.0 million and gross assets of £1,900.6 million[12], of which £82.2 million and £608.6 million respectively were attributable to IHC[13].

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(7) The unaudited estimate of the central costs of the Company in 2006 had the Demerger taken place at the start of the financial year amounts to £3.2 million. This has been calculated based on the actual central costs of the Company in 2006 of £6.0 million (extracted without material adjustment from the Company's audited accounts for the year ended 31 December 2006) adjusted to eliminate the cost of corporate office staff joining IHC and the estimated cost savings from operating a smaller corporate office team required to support the UK Group. The unaudited estimated reduction in central costs has been calculated by deducting the unaudited estimate of the central costs of the Company in 2006 had the Demerger taken place at the start of the financial year of £3.2 million from the actual central costs of the Company in 2006 of £6.0 million (extracted without material adjustment from the Company's audited accounts for the year ended 31 December 2006).

(8) The unaudited estimate of corporate office costs and an IT function in IHC of £9.1 million in 2006 has been based on the central costs of the Company in 2006 of £6.0 million (extracted without material adjustment from the Company's audited accounts for the year ended 31 December 2006) insofar as such costs are directly attributable to IHC's business, adjusted (i) to include the additional headcount and contractual costs of running a separate head office and IT function and certain estimated cost savings from operating a smaller corporate office team than previously operated by the Company.

(9) Calculated by subtracting the estimated unaudited £2.8 million reduction in central costs of the Company in 2006 from the estimated unaudited £9.1 million central costs of running a separate corporate office and IT function in IHC.

(10) All figures in this paragraph have been prepared on an IFRS basis.

(11) Information extracted without material adjustment from the Company's audited accounts for the year to 31 December 2006.

(12) Information extracted without material adjustment from the Company's audited accounts for the year to 31 December 2006.

(13) Information extracted without material adjustment from Part IV (Financial information on IHC) of this document.

PF Shareholders should read the whole of this document and not rely solely on the summarised financial information contained in this paragraph.

6.1 Information on IHC

(a) Background and current trading

Having started with home credit in the UK, Provident Financial transferred this lending formula to emerging markets in Poland, the Czech Republic, Slovakia, Hungary, Mexico and Romania, where those on moderate incomes are underserved by consumer credit providers. IHC was established in 1997 as a part of Provident Financial's strategy to develop new sources of growth to complement the UK business. Since then, IHC has successfully developed six operations through rapid organic growth, achieving pre-tax profit before exceptional demerger costs of £42.3 million in 2006[14] (this is £3.9 million lower than the profit of £46.2 million disclosed in the Provident Financial 2006 annual report and accounts due to the additional allocation of central Provident Financial overheads). The Polish and Czech businesses opened in 1997 as pilots with further operations following in Slovakia and Hungary (2001), Mexico (2003) and Romania (2006).

IHC is headquartered in the UK, with 179 branches across Central Europe, Romania and Mexico and approximately 1.8 million customers, 5,000 direct employees and 28,400 agents (around 4,200 of whom are employed).

IHC has made a strong start to 2007 across all markets. The strong improvement in credit quality seen in Poland during the latter part of 2006 has continued, and the investment in expanding the agent force during the last quarter of 2006 has resulted in a return to customer growth during the last three months. The other Central European markets are also performing well, with steady customer growth and good credit quality.

In Mexico, the main focus has been to improve the quality of the business before re-commencing the branch network expansion. Nonetheless, customer numbers have expanded strongly, by 45,000 to 297,000 in total by the end of May 2007, from the existing infrastructure. An improved collections performance has been seen across the Puebla region, aided by stronger controls over new credit issued and significantly improved staff retention which is now at Central European levels. Guadalajara, the second region under development, continues to perform well. The start-up losses for Mexico in 2007 are expected to be broadly similar to those in 2006.

The Romanian pilot continues to perform very well. Rates of customer recruitment are in line with expectations and customers now exceed 13,000. Credit quality also remains good. The commencement of national roll-out later in 2007 has recently been approved and it is expected that the investment in start-up losses in 2007 will be £3 to £4 million.

IPF expects its effective tax rate for 2007 to be approximately 30 per cent.

(b) Key strengths

The Directors believe that the key strengths of IHC are as follows:

- **Proven, self-sufficient business model.** The basic home-collected credit model has been developed and refined in the UK over the past 127 years. IHC has benefitted from the significant knowledge and expertise transferred from the UK business and has adapted this successful business model to the particular requirements of each overseas market. IHC expects to generate substantial surplus capital from its established Central European businesses which it intends largely to invest in the development of new markets.
- ***Experienced and successful management team.*** IHC's management team has a strong track record having been integral to the successful roll-out of the international home-collected credit business and growing combined revenues to £365.3 million in 2006[15] since IHC's inception in 1997. IHC expects to maintain its knowledge pool and commitment to strategy as most of the senior management in the Provident Financial group with a significant involvement in the IHC

(14) Information extracted without material adjustment from Part IV (Financial information on IHC) of this document.

(15) Information extracted without material adjustment from Part IV (Financial information on IHC) of this document.

business will be remaining with IHC, and to increase this by the continued transfer of skills to the large pool of talented overseas staff recruited since 1997.

- **Effective country entry and expansion model.** IHC is experienced in and has a successful track record of building substantial home-collected businesses from scratch in emerging markets. IHC has developed stringent selection criteria to enable it to target effectively countries with emerging economies that offer attractive returns with acceptable operating and financial risk. Initial small-scale pilot operations with low fixed-entry costs are then established to test the operating assumptions and to provide confidence as to long-term profitability whilst minimising financial exposure. Experienced teams are available to establish the administrative and physical infrastructure needed to roll-out to national scale once the pilot has successfully concluded.

- **Well-developed product offering with high customer satisfaction and retention.** IHC's home-collected credit products and charges are simply structured and transparent and its service is fast, personal and flexible. Customer acquisition is achieved through a multi-channel strategy employing a combination of field marketing techniques allied to extensive use of mass media. The evidence of the effectiveness of IHC's overall approach is that the average acquisition cost across its markets is just £14, compared to the average annual profit per customer of approximately £40. This equates to less than 5 per cent. of average annual issue value. To encourage customer retention, IHC employs direct mail strategies built around a bespoke customer relationship management system. Since inception, over 50 per cent. of IHC's customers have taken out more than one loan and, in 2006, over 75 per cent. of eligible customers took out a subsequent loan. This is the result of a number of factors, of which the two most important are high customer satisfaction (IHC has consistently enjoyed customer satisfaction ratings of 80 per cent. or more) and the "low and grow" strategy of loan value management, whereby initial small value loans are gradually increased in size, which helps to prevent customers from overreaching their capability to repay.

- **Ability to build large scale agency forces.** IHC has the ability to build large networks of agents, who establish strong relationships with customers in their local areas through the weekly collections process and build up detailed pictures of customers' financial requirements and repayment capability. The personal service delivered to customers in their homes is a differentiating feature of IHC's business and the cornerstone of its success. As the experience of IHC's agents develops, they increasingly make improved lending decisions, resulting in better collections performance and lower levels of impairment. Recently this has been supplemented by three new strategies, namely application scoring, behavioural scoring and centralised, call centre based arrears management. By rolling out these techniques across its markets, IHC aims to reduce impairment as a percentage of revenue to around 25 to 30 per cent. in all its markets and IHC's experience during 2006 has quickly demonstrated that these techniques can augment and improve agent decision-taking and so improve credit performance.

- **Extensive agency networks and infrastructure.** The full national networks already established in Poland, the Czech Republic, Hungary and Slovakia, which comprise approximately 23,000 agents and 143 branches, enable cost effective national advertising coupled with fast local service. This infrastructure will be further leveraged by the planned extension of the range of credit products offered.

- **Flexibility to adapt.** Emerging markets have less well-defined markets and legislative structures and so it is important to be able to adapt to changing circumstances. IHC's rapid and effective responses to the introduction of an interest rate cap in Poland and the suspension of lending by the PSZÁF in Hungary demonstrate this flexibility. In Slovakia, IHC's smallest market, the government is currently considering putting forward legislation to cap APRs. However, based on the current construction of the cap, IHC is confident that it will be able to adapt its products to minimise the impact of any such development.

(c) Strategy

Following the Demerger, IHC's objective is to take advantage of the significant opportunities to capture growth in new and existing emerging markets. Whilst in the short-term, new market entry start-up losses suppress earnings, IHC's long-term prospects and profitability will depend on the right mix of

starting up new operations and maximising profitability in its more established markets, such as Poland and the Czech Republic. IHC's strategy to fulfil this objective consists of the following key elements:

- **Increase pre-tax profit from established Central European markets by 50 per cent. at maturity.** IHC estimates that annual profit before tax of £95[16] million would be a reasonable target for the Central European markets once they reach maturity. This is expected to be achieved by growing customer numbers, using enhanced credit scoring techniques and increasing profit margins. Customer numbers are expected to continue to grow in the established markets as a result of increased penetration of the potential market. The average loan size is also expected to rise: firstly as a result of real rises in customers' per capita incomes and secondly because as the customer base matures a greater proportion of customers take longer, larger loans. These factors are expected to result in increased revenue driven by rising customer numbers and real increases in revenue per customer (with a long-term target of a 20 per cent. increase in revenue per customer). Operating costs per customer are expected to increase by less than revenue because of the fixed nature of part of the cost base and the increased revenue per customer, leading to increased profit margins.

- **Develop Mexico and Romania to achieve their full potential.** The Mexican operation has proved to be IHC's fastest growing business to date, with 297,000 customers as at the end of May 2007. Mexico has a population of 107 million and an IHC estimated target for a customer base of three million. The intention of IHC is to roll-out the home-collected credit model on a regional basis, from the current two up to a maximum of five regions, each with a population of around 20 million. IHC believes that profit before tax of £90 million[17] would be a reasonable long-term target once the Mexican market reaches maturity. Romania is currently in a pilot phase with full roll out of the business due to commence in July 2007. IHC estimates that a reasonable long-term target for the Romanian business would be 500,000 customers and annual profit before tax of £20 million[17].

- **Expansion into new territories.** IHC intends progressively to take advantage of the potential of several markets which could meet IHC's stringent selection criteria to launch pilot operations and, if successful, to invest in new markets. IHC has a target list of eight large markets: Russia, India, the Ukraine, Brazil, Turkey, Thailand, Vietnam and Argentina. Preparations for market entry into Russia are well advanced and, subject to confirmatory due diligence, is expected to occur in late 2007. India and the Ukraine are candidates for a pilot operation to commence in 2008. IHC will favour investing in new regions within existing countries ahead of commencing operations in a new country, in order to yield the highest returns, but it is nevertheless considering entering three to four new countries in the next five years. Other than for the effective management of tax and regulatory affairs, IHC does not intend to operate in the UK or other mature markets, given the difference in profile to IHC's current operations. In 2006, £12.1 million was invested in start-up losses in Mexico and Romania, which was equivalent to 22 per cent. of IHC's profit before taxation before such start-up losses. IHC is planning to accelerate the rate of investment in developing new territories and currently it expects to invest approximately £15 to £16 million in start-up losses in 2007. These losses in 2007 will principally relate to the continuing start-up losses from Mexico and Romania. Thereafter, in the medium-term, the target start-up losses in developing new territories is expected to be broadly equal to 25 per cent. of pre-tax profits before such start-up losses, with an increasing amount of these losses relating to developing operations in additional new territories.

- ***Extension of the product range.*** Having incurred cost to acquire customers, the profitable retention of these customers is central to IHC's long-term strategy. Alongside the core weekly home credit product, IHC is therefore developing and piloting additional credit products that leverage off the agent and branch infrastructure of the home-collected credit business in order to retain current customers and attract new customers in the non-prime markets. Through this strategy, IHC expects to benefit from a growing existing and potential customer base, as these economies (and customers) evolve and become more sophisticated.

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(16) Unaudited information based on regional population and IHC management's estimates of potentially achievable market penetration and potentially achievable profit per customer.

(17) Unaudited information based on regional population and IHC management's estimates of potentially achievable market penetration and potentially achievable profit per customer.

6.2 Information on the UK Group

Subsequent to the Demerger, the UK Group will comprise UKHC, Vanquis and DAFS. In the year ended 31 December 2006, these businesses had revenue of £654.6 million and a profit before tax of £108.0 million[18]. The pro forma net assets of the UK Group as at 31 December 2006 (as set out in Part V (Unaudited pro forma statement of net assets of the UK Group) of this document) were £263.5 million.

The average number of employees of these businesses, including those providing central functions, for the year ended 31 December 2006 was approximately 3,200. In addition, in 2006 UKHC engaged on average 11,500 home credit collection agents.

UKHC's objective is to remain the leading community-based lender in the UK and Ireland developing and growing its core home-collected credit business. Vanquis will continue to operate as a non-prime credit card business with a view to increasing its existing customer base and achieving break-even in 2007. The UK Group intends to continue to collect-out the DAFS receivables book, although will keep all options under review.

The UK Group will thus be focussed on the UK non-standard lending market, where its key strengths are:

- its long experience of and leading position in home-collected credit;
- its national branch and management infrastructure with in excess of 300 locations;
- its growing position in non-prime credit cards and its understanding of this market; and
- the large, attractive and dynamic customer bases in UKHC and Vanquis.

(a) UKHC

(i) Background and current trading

Established in 1880, the UKHC division of Provident Financial is the largest home credit business in the UK, with 2006 profits of £127.5 million[19]. It offers simple, transparent financial products to customers with average and below average incomes, some of whom may find it more difficult than most consumers to access mainstream credit or who prefer the home credit offering.

Operating under the Provident and Greenwood brands, UKHC provides small, unsecured home-collected cash loans which are delivered to the customer's home by a self-employed agent who then calls at the customer's home regularly to collect the repayments. Loans in aggregate of £940.8 million were provided in 2006 and customer numbers at the end of 2006 were 1.5 million, serviced by a network of 11,500 agents. Each year, UKHC would typically expect to lose approximately 300,000 of these customers with non-performing loans and a further 200,000 customers who pay off their loans and do not seek new loans, whilst recruiting 500,000 new customers.

Following a two year inquiry, the Competition Commission published its final report on the competitiveness of the UK home credit market in November 2006 and made a finding of an adverse effect on competition. However, the Competition Commission acknowledged that home credit is "much valued by many customers" and its package of remedies for market participants included the sharing of data and increased rebates for early repayment. It is expected that most of these remedies will be in place across the market by the end of 2008.

The wider UK consumer credit market is relatively mature, but the Directors believe that Provident Financial is well positioned to create future growth through a combination of cost and technology efficiencies and product innovation to attract new customers, including through the marketing of longer, larger loans to more established and reliable customers and pre-paid VISA cards that the customer can use like a debit card.

UKHC has made a positive start to 2007, with continued year-on-year growth in both customer numbers and receivables. Impairment levels remain stable despite pressures on customers'

(18) Information extracted without material adjustment from the Company's audited accounts for the year to 31 December 2006, with profit before tax being adjusted by £3.9 million for the additional allocation of Provident Financial central overhead.

(19) Information extracted without material adjustment from the Company's audited accounts for the year to 31 December 2006.

disposable incomes, due to the benefits of tight credit management and improvements to the arrears processes introduced during 2006.

Vanquis has generated further growth in customer numbers and receivables which, when combined with the re-pricing of credit lines undertaken towards the end of 2006 and tight credit management, are yielding the anticipated benefits.

(ii) Key strengths

Following the Demerger, UKHC will continue to focus on remaining the leading community-based lender in the UK and Ireland, developing and growing the core home credit business and introducing direct repayment products. The Directors believe that the key strengths of UKHC from which to continue this strategy are as follows:

- **Proven business model.** Provident Financial is the UK's leading home credit company. The home-collected credit model has been developed and refined in the UK over the past 127 years and is the cornerstone of Provident Financial's UK business. Its cash generation serves as a strong basis for evolving Provident Financial's business to secure its long-term future.
- **Experienced management team.** The UKHC management team will all remain with the UK Group following the Demerger, providing continuity and maintaining a team with considerable experience of the consumer finance industry.
- **Well-developed product offering.** UKHC's home-collected credit products and charges are simply structured and transparent, with a fixed all-in-cost and no additional default charges, which helps customers control their spending and budgeting.
- **Knowledgeable and experienced agent force.** UKHC has 11,500 agents based in local communities, many with years of experience, affording UKHC in-depth knowledge of its target customer group.
- **National field coverage and infrastructure.** More than 300 local branches, combined with substantial agent coverage throughout the UK, means that UKHC benefits from local knowledge on a national scale.
- **Ability to adapt quickly.** Short-term lending and weekly face-to-face contact allow UKHC to react quickly to changes in customers' circumstances.

(iii) Opportunities and strategy

UKHC's strategy to fulfil its objective of remaining the leading community-based lender in the UK and Ireland consists of the following key elements:

- **Growing the customer base.** UKHC is increasing the use of new marketing channels to complement the traditional agent-based recruitment of customers. In addition to expanding direct response marketing, new channels are being developed, such as targeted direct sales in shopping centres, internet marketing, partnerships with retailers, mail order companies and finance companies to acquire declined credit applicants and linking up with retailers to provide credit to their customers. The benefits of this diversification are already becoming apparent — in the last two years, the number of customers recruited from non-agent sources has grown by approximately 200 per cent. from just over 45,000 in 2004 to over 140,000 in 2006, with the biggest increases being derived from the direct mail and internet channels.
- **Maximising the retention of profitable customers.** Having incurred cost to acquire customers, repeat and increased business from profitable customers is a key priority for UKHC. UKHC continues to review its product offerings and incentives to match closely the varying requirements of existing customers and would expect to re-serve approximately two-thirds of its current customer base.
- **Rolling out new products and taking advantage of market opportunities.** UKHC will continue to develop and refine its product portfolio to retain existing and attract new customers. This includes offering larger loans over longer repayment terms, providing loans in the form of pre-paid VISA debit cards and remote granting or collection of loans. Furthermore, a combination of the growth in the UK non-prime lending market and the

tightening of lending criteria by mainstream credit providers means that there is an increasing market opportunity for UKHC to develop a more broadly based business in the UK non-prime consumer credit market, leveraging off its customer base and branch infrastructure.

- **Enhancing lending decision processes.** UKHC will continue to build on its credit management systems. The agent lending process is being augmented through a combination of enhanced credit scoring (for both new and ongoing customers) and arrears processes.
- **Streamlining the cost structure.** By combining the field management and administration of the Provident Personal Credit and Greenwood Personal Credit brands and rolling out hand-held computers to field agents, UKHC continues to streamline the organisation and support growth through a single management and cost structure.
- **Maximising UK Group marketing opportunities.** UKHC is well positioned to offer loans to customers who respond to Vanquis marketing and meet UKHC, but not Vanquis, lending criteria.

(b) Vanquis

(i) Background and current trading

Vanquis was established in 2003 as part of the Company's strategy to broaden its range of credit products, and provides credit cards tailored to the needs of UK customers on average and below average incomes. An experienced management team was brought together to develop the product and the business and, after a period of market testing, a full scale roll-out commenced in January 2005. Vanquis currently offers credit card products, with initial credit limits of between £250 and £5,000, principally at the lower end of this range. By the end of 2006, it had over 250,000 cardholders.

(ii) Key strengths

The Directors believe that the key strengths of Vanquis are derived from its deliberate positioning and focus on the non-prime market rather than as a mainstream provider in the mass credit-card market. The key strengths are set out as follows.

- **The experience of its management team in the non-prime market.** The Vanquis business was started in 2003, and from the outset employed a management team with extensive knowledge of operating credit card products in the non-prime markets.
- **Extensive knowledge of the UK non-prime customer.** Vanquis has been offering credit cards to non-prime customers for over three years and combines this experience with access to extensive experience and data on the UK non-prime market generated by UKHC. This has helped to accelerate Vanquis's development of a stand-alone proprietary database.
- **Highly targeted marketing models.** Vanquis has developed efficient customer acquisition targeting models using the experience gathered from its "test and learn approach" to direct mailing over the past three years and benefits from the additional insight provided by the UKHC customer base.
- **Refinement of a quantitative approach to underwriting risk and credit management.** Vanquis has developed a highly analytical and quantitative approach to the processes of underwriting non-prime credit risk. This includes the assessment of whether or not to provide a card to an applicant, and if so, what credit limit to assign as well as the timing and amounts of credit limit increases.
- **Positioned to extend smaller credit limits than in the prime market with consequentially higher APR pricing.** Vanquis generally extends much smaller credit limits than are typically made available in the overall credit card market. This suits customers who want to stay in control of their spending but welcome the convenience offered by a credit card. As the costs of operating a credit card account are essentially fixed, the operating costs on a low credit limit of £250 are a greater proportion of the credit when compared with a mainstream credit limit of more than £2,000. Consequently, Vanquis's products must generally carry higher interest rates and APRs than those offered in the prime market in order to deliver adequate levels of return to Vanquis. The management of Vanquis believes that competitors

with broader product portfolios who have significant operations in the prime sector are more restricted in their willingness to price non-prime assets properly.

(iii) Opportunities and strategy

Vanquis is still in the relatively early stages of its development but expects to trade at around breakeven for 2007 and has the potential to exceed 500,000 cardholders and £300 million in net receivables and to earn around a 30 per cent. post-tax return on equity in the medium-term. With a view to achieving these goals, Vanquis is pursuing the following strategies:

- **An operation focused on the UK's non-prime credit card market.** Many prime market credit card providers have historically avoided this part of the market with its need for relatively low credit limits and higher risk profile, and the consequential need to operate with higher APRs than in the prime market. Vanquis has been developing this opportunity by focusing on this market segment.

- **Maximising market opportunities.** Following the OFT's decision to impose a cap on credit card default charges and the need to increase interest rates in order to maintain income levels, the management of Vanquis believe that some lenders are withdrawing from the non-prime credit card market in order to protect their prime brands, rather than have them associated with higher APRs. Together with a combination of growth in the UK non-prime market and the tightening of lending criteria by mainstream credit providers, this means that there is an increasing market opportunity for Vanquis.

- **'Low & grow' policy.** Vanquis typically acquires customers with adverse features in their credit history or limited credit history and offers a relatively low initial credit limit (i.e. £250 or £500) with modest increments granted over time depending on account performance. This targeted risk management minimises the exposure of Vanquis to defaulters at an earlier, lower cost, stage.

- **Increased use of multi-channel marketing and refinement of targeting methods.** Vanquis is developing additional marketing channels in order to address a larger proportion of the UK's non-prime sector. Although originally established with a direct mail strategy, Vanquis estimates that the use of the internet in particular has significantly opened up the potential market, increasing substantially the number of customers who can be reached. The benefits of using complementary channels are already apparent — in the last two years, the number of customers recruited from sources other than direct mail has grown from virtually none in 2004 to over 60,000 in 2006 (out of a total of just over 140,000 new customers recruited that year). Of these, approximately two-thirds were recruited through the internet.

- **Increased integration of Vanquis and UKHC.** By evolving the marketing channels, customers can quickly be directed to the most appropriate product for their requirements, ensuring rapid delivery of credit. In addition, the infrastructures of the two businesses can be evolved to enhance customer contact centre management and remote collection techniques. Increased integration with UKHC can therefore improve customer economics from the costs of acquisition through to the costs and benefits of maintaining customer relationships and improving collections performance.

Now that a sound platform for growth has been established, a new managing director of Vanquis, Michael Lenora, has been appointed to lead the next phase of the business' development. He has 25 years of experience in the non-prime credit card market and joined the PF Group recently.

(c) DAFS

DAFS is collecting the outstanding customer debt remaining after the closure of the Group's Yes Car Credit activities in December 2005. Yes Car Credit sold used cars together with a package of credit and associated insurance products from a network of UK branches. In 2006, the remaining vehicle stock was sold, almost all branch leases were surrendered and staff numbers reduced as the collection activity decreased. The number of customer accounts reduced from 59,000 to 33,000 during 2006 and the

amounts owed by those customers fell from £235.3 million to £108.6 million[20] over the same period. Customer numbers will continue to decline until the final customer contracts mature in 2009.

The financial result in 2006 was a loss of £1.5 million[21] arising from the revenue earned on customer contracts, less the costs of collection and other costs associated with the managed run-off of the business to the extent that these had not already been provided for at 31 December 2005.

7. Sale of PI Division

On 9 May 2007 the Company announced that it had entered into an agreement with Car Care Plan (Holdings) Limited in respect of the sale of the PI Division and on 15 June 2007 the Company announced the completion of this sale. The full text of the announcement containing details of the transaction is set out below.

*"Provident Financial plc ("**Provident**") today announces that it has agreed the sale of Provident Insurance, its non-core motor insurance business, to Car Care Plan (Holdings) Limited (a subsidiary of GMAC Insurance Holdings Inc.) for a consideration of approximately £170 million, payable in cash. This follows the announcement on 17 January 2007 that Provident was entering discussions for the possible sale of Provident Insurance. The transaction is expected to complete in June 2007, once the necessary regulatory approvals for change of control have been obtained.*

In the financial year ended 31 December 2006, Provident Insurance had revenues of £160.9 million and made a pre-tax profit of £41.0 million. At 31 December 2006, gross assets amounted to £436.7 million and net assets were £81.3 million. The disposal will give rise to a pre-tax exceptional gain of approximately £70 million.

As previously announced, the disposal of Provident Insurance is an important element of the Group's capital re-structuring ahead of the demerger of its International business. Full details of the intended capital structures of the UK and International businesses following the demerger will be included in the Circular and Prospectus to be issued in connection with the forthcoming demerger.

John van Kuffeler, Chairman, commented:

"Completion of this disposal will allow the demerger of the International business to proceed rapidly. The price achieved for Provident Insurance reflects the quality of this business and we are delighted to see it pass into the ownership of GMAC which is a strong strategic buyer." "

8. Board changes

With effect from the Demerger, Christopher Rodrigues, John Harnett, Ray Miles, Charles Gregson and Tony Hales will resign from the Board and become directors of International Personal Finance. Peter Crook will become Chief Executive of Provident Financial and Chris Gillespie will join the Board as Managing Director of UK Consumer Credit. Manjit Wolstenholme will also join the Board as a non-executive director. For further details please refer to paragraph 5 of Part VI (Additional Information) of this document.

9. PF Employee Share Schemes and remuneration

It is proposed that Provident Financial's share capital will be consolidated upon Demerger in the manner described in more detail in paragraph 1 of Part III (Key information for PF Shareholders) of this document. As a result of the PF Share Consolidation, the Demerger is not expected to have a material effect on the value of share options and awards under the PF Employee Share Schemes. The effects of the Demerger on the PF Employee Share Schemes are summarised in more detail in paragraph 7 of Part VI (Additional Information) of this document.

For 2007, each of Peter Crook, Andrew Fisher and John Harnett will be eligible for an additional cash bonus of up to 100 per cent. of their salary (as payable on 1 January 2007) by reference to the successful completion of, and value created through, the Demerger. If payable, this bonus will be paid by the Company except in circumstances where the relevant director has voluntarily ceased to be an employee of the Company and/or of IPF, as appropriate, or has had his employment summarily terminated, in each case before 31 December 2007.

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(20) Information extracted without material adjustment from the Company's audited accounts for the year to 31 December 2006.

(21) Information extracted without material adjustment from the Company's audited accounts for the year to 31 December 2006.

In the context of the Demerger, Provident Financial's Remuneration Committee, having been independently advised, has reviewed the existing incentive arrangements for the Company's executive Directors and senior employees. The Remuneration Committee wishes to ensure that, after the Demerger, the incentive arrangements remain appropriate to align the interest of shareholders with Directors and senior employees and that performance targets remain challenging.

Accordingly, the Remuneration Committee proposes to replace the current combination of share options and awards under the Provident Financial Long Term Incentive Scheme 2006 (the "**LTIS**") where the existing schemes allow grants of up to 100 per cent. of salary for options and 100 per cent. of salary for LTIS awards. The Company has decided that no further options will be granted to employees under the Provident Financial Executive Share Option Scheme 2006. Instead, enhanced awards under the LTIS will be awarded which will only vest if challenging performance targets are met. It is intended that initial targets will be based on between 50 per cent. and 100 per cent. of the award vesting based on annualised three year total shareholder return out-performance of an index of comparator companies (with full vesting for out-performance of 8.5 per cent. per annum above total shareholder return), with the remainder of the award vesting based on annualised average real growth in earnings per share growth of between 3 per cent. and 8 per cent.. The Remuneration Committee is therefore seeking the approval of shareholders to increase the normal limit on an individual's annual participation under the LTIS to 150 per cent. of a participant's annual salary, with the ability to award up to 200 per cent. of a participant's annual salary in exceptional circumstances.

10. IPF Employee Share Schemes

IPF has established five employee share schemes for use after Admission. These are the International Personal Finance plc Incentive Plan (the "**Incentive Plan**"), the International Personal Finance plc Performance Share Plan (the "**PSP**"), the International Personal Finance plc Exchange Share Scheme 2007 (the "**ESS**"), the International Personal Finance plc Employee Savings-Related Share Option Scheme (the "**Scheme**") and the International Personal Finance plc International Employee Savings-Related Share Option Scheme (the "**International Scheme**").

Operation of the IPF Employee Share Schemes is conditional upon approval of Resolutions 4 to 8 by PF Shareholders at the EGM.

The IPF Employee Share Schemes have been developed as part of an overall reward strategy for executive directors and other employees.

The terms of the Incentive Plan are intended to align the benefits that around 15 senior members of the IPF management team can earn under the Incentive Plan, directly with the interests of shareholders. The 30 per cent. (equivalent to a compound annual rate of return of 9.1 per cent.) total shareholder return ("**TSR**") hurdle that must be achieved before any scheme benefits vest with the participants is both in excess of the IHC management's estimate of IHC's cost of capital and a recognition that shareholders should have benefited from a satisfactory total rate of return before the Incentive Plan participants are rewarded. The 3 per cent. of TSR that the participants can receive in aggregate under the Incentive Plan, if the hurdle level is achieved, is intended to be a market-competitive incentive and reward for participants for creating value for shareholders but at the same time not significantly diluting overall returns for shareholders. The Company's remuneration committee believes that an absolute TSR growth performance condition is the most appropriate for the Incentive Plan. The Company's remuneration committee also believes that there are not enough relevant comparator companies to allow the use of relative TSR, while IPF's plans for investment make earnings per share a poor measure of value creation in the first three years.

The PSP, the Scheme and the International Scheme are intended to replace existing PF Share Schemes. Participants in the ESS will be limited to the executive directors of IPF and other senior managers of IPF and its subsidiaries who held options under the Provident Financial Executive Share Option Scheme 2006 (which they are not being permitted to exercise) and awards under the Provident Financial Long Term Incentive Scheme 2006 (which are being cancelled) in return for the grant of new equivalent awards under the ESS.

A summary of the principal terms of the IPF Employee Share Schemes is set out in Schedule 3 to the notice of the Extraordinary General Meeting set out at the end of this document and your approval to the operation of these will be sought at the Extraordinary General Meeting.

11. Purchase of own shares

As a result of the changes to Provident Financial's share capital resulting from the PF Share Consolidation it will be necessary for an ordinary resolution to be passed at the Extraordinary General Meeting to replace the annual

standing authority granted to the Directors at the 2007 AGM in relation to the purchase by Provident Financial of its own shares.

This ordinary resolution is numbered 2 in the notice of the Extraordinary General Meeting set out at the end of this document and is conditional upon the PF Share Consolidation becoming effective. Under the terms of the resolution:

(a) Provident Financial may not purchase more than 12,859,500 PF Shares;

(b) the minimum price which Provident Financial may pay for each PF Share is its nominal value;

(c) the maximum price (excluding expenses) which Provident Financial may pay for each PF Share is 5 per cent. over the average of the middle-market price of a PF Share, based on the London Stock Exchange Daily Official List, for the five business days immediately before the day on which Provident Financial agrees to purchase the PF Shares;

(d) this authority will last from the date of this extraordinary general meeting until the conclusion of the next annual general meeting of Provident Financial or, if earlier, 12 July 2008; and

(e) Provident Financial may agree, before the authority ends, to purchase PF Shares even though the purchase is, or may be, completed after the authority ends.

The Board is committed to managing the capital of the Company effectively. Any purchases would be made only if to do so would result in an increase in the earnings per share of the Company and would be in the best interests of PF Shareholders. Earnings per share is the profit after tax of the Company divided by the weighted average number of shares in issue during the year. If any shares are purchased, they will either be cancelled or held in treasury. If the Board decides to hold such shares as treasury shares, any subsequent issue of these treasury shares for the purposes of equity based incentive schemes will be treated as being included in the ten per cent. dilution limit in those schemes. The Board will consider a number of options, including making purchases of the Company's shares pursuant to this authority, when examining the capital structure of the Company with a view to its optimisation following the Demerger.

12. Share dealing facility

Provident Financial and International Personal Finance will arrange for a free share dealing facility to be provided to enable certain PF Shareholders who receive Consolidated PF Shares and IPF Shares as a result of the Demerger to sell all (but not part only) of their newly acquired PF and/or IPF shares after the Demerger without incurring any charges (including any dealing charges or settlement charges). This free share dealing facility will be available to persons: (a) who appear on the PF Share Register or are a member of the PF Nominee Scheme as a holder of 1,000 or fewer PF Shares at the Demerger Record Time or 1,000 or fewer IPF Shares at Admission and (b) who are individuals resident in the United Kingdom. The free share dealing facility will not be available to persons who are resident in countries other than the United Kingdom. Details of the Share dealing facility will be circulated with the certificates in respect of the Consolidated PF Shares and the IPF Shares.

13. Taxation

The Demerger transaction is not expected to result in any material additional tax cost to the Company. IPF has agreed to indemnify the Company as regards certain corporation tax liabilities as described in paragraph 8.1(a) of Part VI (Additional Information) of this document.

A summary of certain UK taxation consequences for UK-resident PF Shareholders of the Demerger, the PF Share Consolidation and the Reduction of Capital is set out in paragraph 4 of Part III (Key information for PF Shareholders) of this document.

Non-UK-resident PF Shareholders should consult their own tax advisers with respect to the tax consequences of the Demerger, the PF Share Consolidation and the reduction of capital to them under the laws of their jurisdiction of tax residence and the laws of any other jurisdiction which may be applicable to them.

14. Additional information

Your attention is drawn to the additional information set out in Part VI (Additional Information) of this document.

15. Extraordinary General Meeting

Set out at the end of this document is a notice convening an Extraordinary General Meeting of Provident Financial to be held at the Lincoln Centre, 18 Lincoln's Inn Fields, London WC2A 3ED at 11 a.m. on 13 July 2007.

At the Extraordinary General Meeting ordinary resolutions will be proposed:

(i) to approve the Demerger;

(ii) to approve the declaration of a special dividend in order to give effect to the Demerger;

(iii) to approve the PF Share Consolidation;

(iv) to authorise the Directors to give effect to the Demerger and the PF Share Consolidation;

(v) to update the Directors' authority in relation to the purchase by Provident Financial of its own shares; and

(vi) to amend the Provident Financial Long Term Incentive Scheme 2006; and

(vii) to approve the operation of the IPF Employee Share Schemes.

16. Action to be taken

You will find enclosed with this document a Form of Proxy to be used in connection with the Extraordinary General Meeting. It is important to us that our shareholders have the opportunity to vote even if they are unable to come to the EGM. If you are unable to come to the EGM you can use the enclosed Form of Proxy to nominate someone else to come to the meeting and vote for you (this person is called a proxy). You can, if you wish, nominate me to vote on your behalf in accordance with your instructions. To appoint a proxy you need to send back the Form of Proxy enclosed with this document to the Proxy Processing Centre of Capita Registrars as soon as possible and in any event so as to arrive no later than 11 a.m. on 11 July 2007. Alternatively you may fill in your Form of Proxy online at www.capitaregistrars.com, following the instructions on the Form of Proxy.

If you hold your PF Shares in uncertificated form (i.e. in CREST) you may appoint a proxy by completing and transmitting a CREST Proxy Instruction in accordance with the procedures set out in the CREST Manual so that it is received by Capita Registrars (under CREST participant ID RA10), in each case by no later than 11 a.m. on 11 July 2007. Unless the Form of Proxy is received by the date and time specified above, it will be invalid.

If you are a member of the Provident Financial Company Nominee Scheme, you should request Capita IRG Trustees Limited to appoint you as a proxy if you wish to attend and vote on the resolutions at the EGM. If you are unable to come to the EGM, you may instruct Capita IRG Trustees Limited to vote in accordance with your instructions. In both cases you should send back the proxy request form enclosed with this document (or appoint a proxy or give instructions electronically) as soon as possible and in any event by 11 a.m. on 10 July 2007.

If you have any questions on how to complete the Form of Proxy, please contact the PF Shareholder helpline on telephone number 0870 162 3121 (or +44 20 8639 3399 if calling from outside the UK). This helpline is open from 9.00 a.m. to 5.00 p.m. Monday to Friday (but excluding public holidays). Please note that for our joint protection, calls to the helpline may be monitored, and for legal reasons, the PF Shareholder helpline is not able to advise on the merits of the Demerger or provide any personal legal, financial or tax advice.

Completion and posting of the Form of Proxy, completing the Form of Proxy online or completing and transmitting a CREST Proxy Instruction will not preclude you from attending and voting in person at the EGM if you wish to do so.

17. Recommendation

The Board considers the terms of the proposed Demerger, the Demerger Dividend, the PF Share Consolidation, the authority granted to the Directors to implement the PF Share Consolidation, the replacement of the Directors' authority in relation to the purchase by Provident Financial of its own shares, the amendments to the Provident Financial Long Term Incentive Scheme and the operation of the IPF Employee Share Schemes to be in the best interests of PF Shareholders taken as a whole. The Board has received financial advice from Merrill Lynch, Dresdner Kleinwort and Hawkpoint in relation to the Demerger and, in giving that financial advice to the Board,

each of Merrill Lynch, Dresdner Kleinwort and Hawkpoint has relied on the Board's commercial assessment of the proposed Demerger and the PF Share Consolidation.

The Board recommends that you vote in favour of all the resolutions to be proposed at the Extraordinary General Meeting, as they intend to do in respect of their own beneficial holdings, amounting in aggregate to 70,692 PF Shares, which represent approximately 0.02 per cent. of Provident Financial's issued share capital.

Yours faithfully,

John van Kuffeler
Chairman

PART II

RISK FACTORS

Prior to voting on the Demerger, you should carefully consider the risks and uncertainties described below, in addition to the other information in this document. If any or a combination of these risks actually materialise, the business, operations, financial condition and prospects of the UK Group could be materially and adversely affected to the detriment of the Company and the PF Shareholders. In such case, the market price of PF Shares could decline and you may lose all or part of your investment.

Additional risks and uncertainties relating to the UK Group and the IPF Group which are not known to the Directors as at the date of this document, or that the Directors currently deem immaterial, may also have a material adverse effect on the UK Group if they materialise. If this occurs, the market price of PF Shares could decline and you may lose all or part of your investment.

This section contains the risks which the Directors believe to be the material risks for investors:

1. Risks related to the markets in which the UK Group operates

1.1 The UK Group is exposed to a number of market risks including credit-related risks and fluctuations in interest rates. Changes in market conditions could have a material adverse effect on the UK Group's business, results of operations and financial condition.

Credit Risk: The UK Group is exposed to risks associated with changes in the credit quality of its customers (which may be driven by, for example, socio-economic or customer-specific factors) and to the risk that their customers will not meet their obligations when they fall due. The UK Group accounts for the possibility that each customer may default by making provisions reflecting the UK Group's estimate of probable losses from its credit portfolio. If a higher than expected proportion of customers default or if the average amount lost as a result of defaults is higher than anticipated, actual losses due to customer defaults will exceed expected levels which could have a material adverse effect on the UK Group's business, results of operations and financial condition. A decline in the credit quality of its customers may also detract the UK Group from generating new business as agents become increasingly occupied with arrears management instead and may result in higher agent turnover (due to, for example, reduced commission for agents). Similarly, a decline in customer credit quality may also result in employees becoming increasingly focused on arrears management rather than generating new business and may result in increased staff turnover.

The UK Group has entered into derivative transactions solely for the purposes of efficient interest rate risk management and not for speculative purposes. If the UK Group engages in hedging transactions, it will be exposed to risk of default by derivative counterparties.

Liquidity risk: The UK Group relies, in part, upon the effective management of its banking and other borrowing relationships and upon securing facilities across a number of lenders. If several lenders to the UK Group fail to renew facilities upon expiry of their commitment period, the UK Group may not have sufficient financial resources available to fund the UK Group's lending to its customers or to meet all its obligations and commitments as they fall due or may only be able to access such financial resources at excessive cost or on unfavourable terms.

Failure to manage liquidity risk, notwithstanding the considerable resources which the UK Group devotes to managing such risk, could adversely impact the UK Group's business, results of operations and financial condition.

The Directors do not believe this to be a material risk for the next twelve months from the date of publication of this document because the commitment period of each of the facilities which the UK Group has secured with lenders extends beyond the next twelve months.

Interest Rate Fluctuations: The UK Group is currently exposed to changes in sterling interest rates on the unhedged sterling borrowings (net of unhedged investments) for UKHC and DAFS, (where borrowing costs benefit from falling interest rates and suffer from rising interest rates).

There can be no assurance that the resources which the UK Group devotes to managing the interest rate risk will enable the UK Group to successfully manage the potential negative impact of risks associated with rapid interest rate changes. Such changes could have a material adverse effect on the UK Group's business, results of operations and financial position.

1.2 **The UK Group's businesses are subject to extensive regulation and associated regulatory and litigation risks (including the effects of changes in the laws, regulations, policies or their respective interpretations in the markets in which they operate) which could have a material adverse effect on the UK Group's business, results of operations and financial condition.**

(a) ***The UK Group may be affected by changes in financial services, or other law, regulation, rules, guidance, codes of conduct, government policies and/or their respective interpretations applicable to the UK Group or affecting the industry and markets in which the UK Group operates.***

The UK Group's operations are subject to legislation, regulations, rules, guidance, codes of conduct and government policies in the UK and Ireland. Regulatory authorities have broad jurisdiction over many aspects of the UK Group's business, including capital adequacy requirements, marketing and selling practices, advertising and terms of business.

Financial services laws, regulations, rules, guidance, codes of conduct, government policies and/or their respective interpretations currently affecting the UK Group may change and, although the UK Group monitors developments, it cannot predict with certainty future initiatives or changes.

As with other financial services institutions, modifications to existing legislation, regulation, rules, guidance, codes of conduct, government policies and/or their respective interpretations and/or new legislative and/or regulatory initiatives affecting the industry and markets in which the UK Group operates, and changes to the rules of industry organisations, may materially and adversely affect, amongst other things, the UK Group's product range and activities, the sales and pricing of certain product groups, the UK Group's profitability and capital requirements and may give rise to increased costs of compliance.

Potential legal and regulatory changes in relation to the home credit business could include the introduction of interest rate restrictions, changes to the laws or regulations on, or prohibition of, doorstep lending, more restrictive product regulation, more stringent consumer credit legislation, employment and health and safety legislation, or broader grounds for challenges to the UK Group's commercial practices or product terms and conditions by customers.

In the UK, the Department of Trade and Industry is currently in the process of implementing the Consumer Credit Act 2006, which brings about key changes to the UK regulatory framework for consumer credit. These changes include the introduction of a new fairness test for regulated consumer credit agreements, the conferral of discretion on the courts over whether non-compliant consumer credit agreements should be enforceable, the provision of an alternate dispute resolution system for consumer credit disputes, a review of the consumer credit licensing regime and the inclusion of a broader range of credit agreements within the scope of the legislation, and may have a material effect on the UK Group's business.

A proposal for a Directive on Consumer Credit by the European Commission reached political agreement in the Council of Ministers in May 2007 and will now need to be approved by the European Parliament. Since the Directive is still in draft form, it is not possible to be certain of its impact on the UK Group's business until a final form of the Directive and details of UK implementing legislation have been published.

The Directive on Unfair Commercial Practices was adopted by the European Commission in April 2005 and must be implemented in EU Member States by June 2007. The Directive prohibits certain practices such as pressure selling, misleading marketing and unfair advertising practices throughout the EU. The full effect of the legislation will only emerge over time as details of its implementation are clarified.

The UK Group would have to respond to any material changes in legislation or regulation which affected its business by adapting its products and procedures in the relevant market. There can be no assurance that the UK Group will be able to effectively respond to any such changes and this may have a material adverse effect upon the UK Group's business, results of operations and financial condition.

(b) ***The UK Group may be subject to changes in tax laws or regulations, or their respective interpretations.***

The UK Group is subject to the effect of future changes in tax legislation and practice in the United Kingdom or any other tax jurisdiction affecting the Company or any other company within the UK Group and such changes could materially and adversely affect the Company's ability to achieve its business objective, decrease the post-tax returns to PF Shareholders, affect the taxation liabilities of PF

Shareholders in relation to PF Shares and limit the level of dividends the Company is able to pay. Any taxation relief referred to in this Circular as being available or potentially available to PF Shareholders is currently available or potentially available and may change.

Changes to taxation law, which includes rules governing personal taxes, capital taxes and indirect taxes, may also affect the attractiveness of certain products offered by the UK Group. This could result in a significant reduction in sales of those products which, in turn, could have a material adverse effect on the UK Group's business, results of operations and financial condition.

(c) ***The UK Group is, and in the future may be, subject to regulatory and legal actions or intervention in the ordinary course of its business.***

The UK Group is subject to risks of regulatory investigations and proceedings and of litigation in connection with its business. Regulatory and legal actions may be difficult to assess or quantify and may seek recovery of large or indeterminate amounts, which may remain unknown for substantial periods of time. In addition, such actions could result in adverse publicity for, or negative perceptions regarding, the UK Group or they could affect its relations with current and potential customers, as well as divert management's attentions from the day-to-day management of the UK Group's business.

Vanquis is subject to regulation by the FSA, which has broad powers under FSMA, including the authority to grant, vary the terms of, or cancel a regulated firm's authorisation, to regulate marketing and sales practices and to require the maintenance of adequate financial resources. The FSA may make enquiries of the companies which it regulates regarding compliance with regulations governing the conduct and operation of business, including the degree and sufficiency of supervision of the business and the handling and treatment of customers, and it can formally investigate a firm.

The Directors believe the regulated business of Vanquis dedicates sufficient resources to its compliance programmes, seeks to be proactive in dealing with the FSA in an open and co-operative way and keeps the FSA informed of relevant developments, endeavours to respond to regulatory enquiries in an appropriate way and takes corrective action when warranted. However, all regulated financial services companies face the risk that they fail to comply with applicable rules and guidance or have not undertaken corrective action as required by the FSA.

The existence of an investigation, even if unwarranted or ultimately dismissed, may lead to reputational damage or management distraction in dealing with such investigation. A finding that Vanquis had failed to comply with the FSA's rules and guidance could lead to disciplinary action, public censure, restitution, the imposition of fines or sanctions, the award of compensation, or the cancellation of the permission to engage in regulated activities in the United Kingdom, which could have a material adverse effect on the UK Group's reputation, business, results of operations and financial condition.

In the UK, issues and disputes arising from the administration of credit card accounts may typically, for individuals, be resolved by the UK Financial Ombudsman Service (**"FOS"**) or through litigation. Decisions taken by the FOS might, if extended to a particular class or grouping of customers, have a material adverse effect on the UK Group's results and/or financial condition. This risk may be greater following the extension, from 6 April 2007, of the FOS' jurisdiction under the Consumer Credit Act 2006 to cover consumer credit offered by firms which are not authorised by the FSA.

(d) ***The UK Group could be subject to competition regulatory action or to a restriction on, or regulation of, its business activities if it is found to be dominant in a particular market or if a market in which it operates is not operating competitively.***

If the UK Group was perceived to have a position of dominance in the small sum credit market, its business could be subject to competition laws which prohibit the abuse by a company of its dominant position. The application of those laws might constrain the relevant company's trade practices and, for example, might limit prices or premiums charged for home credit or credit card products. If UKHC or Vanquis was found to have abused any dominant position, they could be subject to regulatory action (which may include fines of up to 10 per cent. of their turnover for the preceding business year) and to third party damages actions.

If local fair trading and/or competition authorities were to consider that any small sum credit market in which a UK Group business operates is not functioning competitively, that market could be subject to investigation. The relevant authority might launch an investigation, for example, on the basis of a complaint it had received or because of its own concerns about the small sum credit market. It is possible that any such investigation could identify competitive weaknesses in the relevant market. If this

were the case, the relevant authority would be able to require the industry participants to alter their practices, including by imposing controls on a business' pricing or other structural changes to products.

On 30 November 2006, the United Kingdom Competition Commission published its final report on the competitiveness of the UK home credit market. The inquiry was instigated following a ruling in December 2004 by the Office of Fair Trading that it had found sufficient evidence of anti-competitive practices to justify a reference to the Competition Commission. The Competition Commission made a finding of an adverse effect on competition and also set out a package of remedies that apply to all UK home credit lenders. These included (i) requiring lenders to share data on customers' payment records, (ii) requiring lenders to publish prices on a website, (iii) ensuring that the statements which lenders will be required to provide under the Consumer Credit Act 2006 will contain information relevant to home credit customers and (iv) ensuring that customers who repay a loan early get a fair rebate. However, the Competition Commission rejected the imposition of price caps on home credit loans, which it felt would have reduced the availability of home credit to customers without access to alternative sources of credit. It is expected that most of these remedies will be in operation by the end of 2008 and that the cost to the UK Group of implementing the remedies in its own operations will be approximately £10 million a year. There can be no assurance that the Competition Commission or the Office of Fair Trading will not revisit the issue of the competitiveness of the UK home credit market in the future.

(e) ***The UK regulatory system requires the UK Group to maintain minimum levels of capital in the UK Group and Vanquis and to implement and comply with a number of regulatory requirements relating to its capital. If the UK Group needed to raise additional external capital to satisfy these capital requirements, the UK Group might be unable to do so or it might find that its ability to raise such capital on favourable terms is impaired.***

As a group which is active in the banking sector, the UK Group is subject to prudential requirements at the group level, covering the quality of its systems and controls and the adequacy of regulatory capital across the group. Under the FSA's Rules, Vanquis, as a UK-incorporated bank, is required to maintain minimum amounts of regulatory capital.

Fluctuations in the fixed income and equity markets or profits of the UK Group would, directly or indirectly, affect levels of regulatory capital held by the UK Group. Were the UK Group to become unable to meet regulatory capital requirements in the future, this would be likely to lead to intervention by the FSA, which could be expected to require the UK Group and/or Vanquis to take steps for the security of customers with a view to restoring regulatory capital to acceptable levels.

Changes in or extensions to laws and regulations could also affect the level of capital which the UK Group is required to maintain. Vanquis has been working towards compliance with the regulatory capital requirements set out in the New Basel Capital Accord and the EU Capital Requirements Directive. However, the UK Group cannot predict with certainty the extent to which it might become subject to more stringent regulatory capital rules. If this was to happen, this would either reduce the amount of capital that might otherwise have been available to the UK Group to use in its business activities or available for distribution as profits, or, if it found itself unable to meet its regulatory requirements by redeploying existing capital available within the UK Group, mean that the UK Group would have to consider raising additional capital in the form of qualifying debt or equity. If it needed to raise additional capital from outside the UK Group, the UK Group might be unable to do so due to factors outside its control, such as market conditions, or it might find that its ability to raise such capital on favourable terms was impaired, which could result in it having to pay increased servicing or other costs for such capital.

1.3 Changes in the UK small sum credit market and, in particular, an increase in competition in such market, may materially and adversely affect the business, results of operations and financial condition of UKHC and/or Vanquis.

There is the risk of an increasing level of competition from existing or new competitors in the UK small sum credit market (in the home credit sector, small sum credit card sector and in other credit product sectors). UKHC's business model, which has high direct and overhead costs, may become unsustainable in the face of competition from other lenders who operate business models with lower direct and overhead costs. An increase in competition will place greater pressure upon UKHC and Vanquis to retain its existing customers and attract new customers and to recruit and retain high calibre staff.

2. Risks related to the UK Group's business

2.1 The UK Group is subject to a number of business risks. Failure to manage such risks effectively could have a material adverse effect on the UK Group's business, results of operations and financial condition.

(a) Possible risks to agent personal safety could adversely affect UKHC.

Possible risks of personal injury to doorstep-sellers or, specifically, to agents engaged by UKHC could affect UKHC's ability to retain and engage agents (either generally or in particular geographic areas), could give rise to an increase in personal injury claims against UKHC and may damage the reputation, brands and profitability of the UK Group. It may also lead to a change in legislation, regulations, rules, guidance, codes of conduct and government policies relating to the health and safety of doorstep-sellers which may require UKHC to review its business model and which may be adverse to the business, results of operations and financial condition of the UK Group. Over a number of years a small number of UKHC's agents have sustained fatal or other personal injuries during the course of, or for reasons related to, their work for UKHC.

(b) The run-off of the portfolio of residual receivables from DAFS may not achieve the anticipated returns.

The Company may underestimate the costs of realising DAFS' assets over the period until run-off is complete. There is no relevant precedent for such a run-off in the Group and the collection pattern and costs of the past may be an inadequate guide to the future. The Company may also overestimate the realisation value of the residual receivables from DAFS. Additional or unexpected liabilities may arise from complaints relating to the possible mis-selling of products to customers of the Yes Car Credit products or, as with the UK Group's other credit businesses, from any unforeseen challenges to the enforceability of the Yes Car Credit customer contracts.

If the Company was required to increase its provisions on the occurrence of any of the above circumstances, this may have a material adverse effect on the UK Group's business, results of operations and financial condition.

(c) Provisions made by the Group in respect of certain potential tax liabilities may be insufficient.

HM Revenue and Customs have raised questions about the tax consequences of some of the transactions effected by the UK Group. The Company has taken advice in relation to these matters and believes that appropriate provisions have been made. However, it is possible that the amount of tax ultimately payable may exceed the provisions.

2.2 The UK Group may incur losses or liabilities from defective transactions or contracts which could have a material adverse effect on the UK Group's business, results of operations and financial condition.

Loss may arise or liabilities may be incurred from defective transactions or contracts, either where contractual obligations are not enforceable or are judged unlawful or do not allocate rights and obligations as intended, or are enforceable against the UK Group in an adverse way. This may arise in a number of ways. For instance:

Enforceability of contracts: The UK Group may incur losses if it cannot recover all or part of the debt from its customers because its contracts with those customers are held to be partly or wholly unenforceable.

Failure by the UK Group to sustain effective debt recovery methods or a loss in confidence in UKHC and/or Vanquis to recover debt under its contracts with customers, by recourse to the courts or otherwise, could severely impede the UK Group's home credit and/or credit card business. Further, although the Yes Car Credit business has been in run-off since December 2005, the active collection of the residual book will remain material to the UK Group at least into 2008. The success of this collection process depends on the enforceability of the consumer credit agreements comprising this residual book. Changes in interpretation of law, regulation, rules, guidance, codes of conduct or government policies, or changes in such law, regulation etc. and/or their respective interpretations, could affect the enforceability of the consumer credit agreements and DAFS' ability to collect the residual book.

Status of home credit agent: The home credit agent is treated as being self-employed. A challenge to the status of the home credit agents could, if successful, render the UK Group liable to, amongst other things,

additional operating costs, fines for breach of the relevant legislation and additional taxation payments on behalf of all persons whose status is reclassified from self-employed to employee.

2.3 **Operational risks are inherent in all of the UK Group's businesses, including the risk of direct or indirect loss resulting from inadequate or failed internal processes and controls, systems or from human error or external events. If any of these operational risks should occur, they could have a material adverse effect on its business, results of operations and financial condition.**

(a) ***System and technological failures or ineffectiveness, corruption of databases and service disruption may occur and could result in additional administrative and remediation costs, loss of business and profits, and/or cause reputational damage to the UK Group.***

As with other retail financial services groups, the UK Group's business depends on its ability to process a large number of transactions efficiently and accurately. The UK Group's ability to maintain financial and operating controls, to monitor and manage its risk exposures across the UK Group, to keep accurate records, to provide high-quality customer service and to develop and sell profitable products and services in the future depends, in part, on the uninterrupted and efficient operation of its information and communications systems, including its information technology and other systems which protect business continuity.

However, in common with information technology systems generally, losses can result from inadequate or failed internal control processes and protection systems, human error, fraud or external events that interrupt normal business operations. The UK Group's information technology, databases and other systems may be subject to damage or interruption from floods, fires, power loss, telecommunication failures and similar events as well as to damage from the introduction to its systems of incorrect programming language by its employees. These systems may also be subject to computer viruses, physical or electronic break-ins, sabotage, vandalism and similar misconduct. The same is true of third party service providers and software providers on which the UK Group depends.

If any of these risks materialise, the interruption or failure of the UK Group's information technology and communications systems could impair the UK Group's ability to provide its products and services effectively causing direct financial loss. In addition, it could damage the UK Group's reputation if customers believe its systems are unreliable which, in turn, could have an adverse effect on the UK Group's ability to attract new and retain existing customers. Technology failure or underperformance could also result in a higher number of customer and agent disputes and may increase the UK Group's litigation and regulatory exposure or require it to incur higher administrative costs (including remediation costs). Further, an irrecoverable loss of any customer database would be expensive and time-consuming to endeavour to retrieve or recreate, would have a material adverse effect on the UK Group's operations and financial situation and may damage its reputation and brand.

(b) ***The UK Group may be affected by disputes with or the failure of adequate provision of services by key third party suppliers.***

As with other retail financial services groups, disputes arising with, or failure of adequate provision of services by, third parties who provide ancillary services which are material to the UK Group's business (for example, the provision by FDI of transaction processing services and settlement system accounting with VISA for Vanquis) may cause disruption to the UK Group's operations, result in losses, may lead to incurred legal and court costs and also detract management's time from the UK Group's business, thereby affecting it, its results of operations and financial condition.

2.4 **The UK Group is dependent on key executives and certain employees. Failure to attract, motivate and retain high quality and highly skilled personnel at all levels of the UK Group's business could materially and adversely affect its business, results of operations and financial condition.**

The UK Group is dependent on its ability to attract, motivate and retain high quality and highly skilled management.

The UK Group is dependent on existing key executives and its senior to middle management in order to sustain, develop and grow its business and there can be no assurances that these employees will remain with the UK Group.

The UK Group's success will depend upon its ability to attract, motivate and retain additional executives and personnel. It is expected that the UK Group will continue to grow and will expand into new products and

markets following the Demerger. Expansion can place significant strain on existing management, employees, systems and resources. As the UK Group grows, it will need to recruit and retain additional suitable personnel and failure to do so could result in a reduction in the UK Group's profitability.

The loss of key personnel or of a substantial number of talented employees, or an inability to attract, retain and motivate the calibre of employees required for the continuation of, and the expansion of, the UK Group's activities, could cause disruption in the UK Group's business and adversely affect its business, results of operations and financial condition.

2.5 UKHC is heavily reliant upon its ability to engage and retain high calibre agents. Failure to do so could materially and adversely affect UKHC's business, results of operations and financial condition.

The delivery of loans and collection of repayments from customers' homes is the defining feature of UKHC and relies on the engagement and retention of high calibre agents. Much discretion is left to the agents to assess the credit needs and creditworthiness of their customers and to effectively determine the selection of a large percentage of UKHC's customer base. The home visit and the agent remuneration system both play a key role in risk management, preventing over-lending/over-borrowing and keeping bad debts at acceptable levels. The level of exposure to the credit quality of, and likelihood of recoverability of loans and amounts due from, home-collected credit customers will depend upon the skill and judgement of the agents to assess a customer's financial circumstances and their suitability as a customer of UKHC's products. UKHC relies upon the trustworthiness of its agents and theft by agents does occur. Excessive or persistent abuse in a market by agents of their positions coupled with failure of the processes and controls in place in UKHC to effectively control and limit such abuses would impact upon its profitability and success.

UKHC needs to continue to engage agents in order to service existing customers and to seek new business at a pace which serves both the UK Group's existing requirements at any given time as well as any policy for expansion.

UKHC also needs to be able to retain its agents. Experience has shown that the longer an agent remains with UKHC, the better he or she comes to understand the financial position of customers, which should result in improved credit decisions, lower levels of write-offs and increased profitability for the UK Group as a whole. Experienced agents also promote customer loyalty through developing relationships with their customers and through subsequent loans to customers. The loss of a substantial number of existing experienced agents could therefore have a material adverse effect on the UK Group's business, results of operations and financial condition.

2.6 The success of the UK Group's business is dependent on the UK Group's brands and reputation. Damage to the UK Group's brands or reputation or a decline in customer confidence in the UK Group or its products could have a material adverse effect on the UK Group's business, results of operations and financial condition.

The UK Group's success and, in particular, sales and collection, are dependent, in part, upon the strength of the UK Group brands and the reputations of UKHC and Vanquis. The UK Group operates in an industry where integrity and customer trust and confidence are important. The UK Group could suffer damage to its reputation and brands as a result of adverse publicity in connection with, for example, the perception of high charges (when compared with prime market providers and non-home credit products) in its home credit and credit card products. Such adverse publicity could derive from the activities of legislators, pressure groups and the press in spite of high levels of satisfaction amongst its customers. Adverse publicity could directly affect customer willingness to take UK Group products, make it more difficult for the UK Group to recruit and retain management and employees and thereby directly affect profitability. It could also adversely affect its ability to engage and retain agents. Unfavourable publicity could in turn lead to increased pressure for changes to regulation of the consumer credit industry in the UK, with material and adverse consequences on the UK Group's business, results of operations and financial condition.

2.7 The expansion of the UK Group is subject to a number of risks which, if they arise, could have a material adverse effect on the UK Group's business, results of operations and financial condition.

To achieve and sustain growth, the UK Group will need to monitor the economic cycles and customer base of each of the markets in which it operates, offer products in those markets which are tailored to meet the needs of that market and successfully market those products. Successful customer growth in the UK Group's businesses would be jeopardised by (i) overestimating the sizes of their target markets, (ii) failing effectively to manage the process of addressing their target markets and acquiring customers, (iii) failing to adapt their

product ranges to changes in their prospects' and customers' requirements and (iv) unforeseen economic patterns resulting in shrinking non-prime sectors. As a result, the UK Group may not be able to sustain growth in customer numbers or to increase further the number of customers in markets where it is already well established.

The UK Group will also seek to introduce new product groups, pricing and credit assessment analysis methods and uses of data in order to retain existing customers whose needs have evolved, and to attract new customers for whom the existing product offering or methods of acquisition are unattractive or ineffective and/or for whom more competitive pricing and more sophisticated underwriting processes are required. However, the UK Group may make an error of judgement in the conception, planning and/or implementation of these strategies and methods.

2.8 Impairment of the value of intellectual property could diminish the competitive position of the UK Group which could have a material adverse effect on the UK Group's business, results of operations and financial condition.

If there is any unauthorised use or infringement of the UK Group's intellectual property rights and the UK Group fails to enforce such rights, or the UK Group fails to maintain its database right and the database's integrity, the value of the UK Group's products and services could be diminished, its competitive position could be adversely affected and its business may suffer.

There are also risks inherent in using the same name as another entity as the UK Group may suffer the adverse consequences of any damage to the "*Provident*" name caused by such other entity.

If the UK Group discloses, other than under an obligation of confidence, the source code of any material software which it owns or is licensed to use (for example, its FOCUS transaction and arrears management software), the value of such software may be impaired. If the UK Group develops software using external consultants and fails to enter into appropriate licence or assignment agreements, or uses third party software other than as permitted by the relevant licence, its right to use such software may be impaired and there may be a risk of infringement of third party rights.

2.9 Failure by a member of the UK Group to comply with privacy and data protection laws and regulation may lead to action being taken against that member and/or the UK Group which could have a material adverse effect on the UK Group's business, results of operations and financial condition.

The UK Group relies on the collection and use of information from customers to conduct its business. It discloses its information collection and usage practices in a published privacy policy on the websites of its operating entities, which may be modified from time to time to meet operational needs, changes in the law or industry best practice. Companies within the UK Group may be subject to investigative or enforcement actions by data protection authorities, legal claims and reputational damage if they act or are perceived to be acting inconsistently with the terms of the privacy policy, customer expectations or applicable law. In addition, concern among customers about the UK Group's privacy practices could deter them from using its services and require the alteration of its business practices with attendant costs and possible loss of revenue.

Concerns may be expressed about whether the UK Group's use of data compromises the privacy of customers. Concerns about the UK Group's collection, use or sharing of personal information or other privacy-related matters, even if unfounded, could damage its reputation and operating results.

Data protection legislation and regulation in the jurisdictions in which the UK Group operates may change in the future and impose new burdensome requirements, compliance with which may increase the UK Group's costs or require it to change the way it conducts business with attendant costs and possible loss of revenue.

3. Risks related to the Demerger and investment in Provident Financial

3.1 The PF Shares may be subject to market price volatility and the market price of the PF Shares may decline disproportionately in response to adverse developments that may or may not be related to the UK Group's operating performance.

There may not be a liquid market for the PF Shares. The market price of PF Shares may be volatile and could be subject to significant fluctuations due to a change in the sentiment in the stock market regarding PF Shares or securities similar to them or in response to various facts and events, including, but not limited to,

those referred to in these Risk Factors as well as period-to-period variations in operating results or changes in turnover or profit estimates by the Company, industry participants or financial analysts. The price could also be adversely affected by developments unrelated to the UK Group's operating performance such as the operating and share price performance of other companies that investors may consider comparable to the Company, speculation about the Company in the press or the investment community, strategic actions by competitors, such as acquisitions and restructurings, and changes in market conditions or the legal or regulatory environment. Consequently, the market price of PF Shares may be highly volatile and may go up or down.

3.2 The Company may not realise the perceived benefits of the Demerger.

The Company may not realise the anticipated benefits of the Demerger set out in Part I. The Company may encounter substantial difficulties in achieving these anticipated benefits and/or these anticipated benefits may not materialise.

3.3 Post-Demerger, the IPF Group may become a direct competitor of Provident Financial and this could materially and adversely affect the UK Group's business, results of operations and financial condition.

Although it is not within current expectations, post-Demerger, the IPF Group may compete with the UK Group. The IPF Group will be well placed to compete with the UK Group as its management will have had the benefit of expertise and experience gained when part of the larger Provident Financial group prior to the Demerger. A significant reduction in the UK Group's customers as a consequence of competition from the IPF Group may materially and adversely affect the UK Group's business, results of operations and financial condition. The IPF Group may also expand its business into new markets in which the UK Group does not currently operate, and so potentially stem expansion of the UK Group.

3.4 Sales of a substantial number of PF Shares after the Demerger, or the prospect of such sales, could materially adversely affect the price of those securities.

After the Demerger, there may be substantial trading activity in PF Shares. This may occur because, for example, the PF Shareholders who receive Demerger Shares do not wish to hold lower growth shares. A high level of trading activity may lead to volatility in the price of PF Shares and significant selling pressure may adversely affect the price of PF Shares. Declines in the market price of PF Shares may impair the Company's ability to raise capital through an offering of shares in the future.

3.5 The Company's ability to pay dividends is limited by applicable company law, its status as a holding company and the performance of the UK Group.

The Company will be unable to pay cash dividends to its shareholders unless it has distributable reserves and cash available. In addition, as a holding company, the Company has no operations of its own and, as a result, it is dependent on distributions from its subsidiaries or its ability to borrow to generate funds necessary to meet its obligations and pay dividends. In general, claims of the subsidiary's creditors will have priority with respect to the assets and earnings of that subsidiary over the claims of its parent company as a shareholder. As a result, any claims made by the Company as a shareholder of its subsidiaries will effectively be subordinated to claims of the subsidiaries' creditors. In addition, if the Company cannot obtain sufficient cash flows from its subsidiaries, it will not be able to fund its obligations or pay dividends. The regulatory systems under which certain of the Company's subsidiaries operate may restrict their ability to pay dividends.

Any downturn in the performance of the UK Group resulting from exposure to any of the risks set out in this Part II, including but not limited to the impact of changes to the legal, regulatory and taxation regimes in which it operates and the failure successfully to implement future strategies, could also serve to restrict the level of dividends payable by the Company.

3.6 Holders of PF Shares outside the United Kingdom may not be able to exercise pre-emption rights.

In the case of an increase in the Company's issued share capital, shareholders will have certain statutory pre-emption rights unless those rights are disapplied by a special resolution of the shareholders at a general meeting. Securities laws of certain jurisdictions may restrict the Company's ability to allow participation by shareholders in such jurisdictions in any future issue of shares carried out on a pre-emptive basis.

In particular, US holders of PF Shares may not be able to exercise their pre-emption rights unless a registration statement under the Securities Act is effective with respect to such rights or an exemption from the registration requirements is available thereunder. The Company's directors intend to evaluate at the time of any rights issue the cost and potential liabilities associated with any such registration statement, as well as the indirect benefits to the Company of enabling the exercise by its US holders of their pre-emption rights for additional shares and any other factors they consider appropriate at the time and then to make a decision as to whether to file such a registration statement. No assurance can be given that any registration statement would be filed and declared effective or that an exemption from registration would be available so as to enable the exercise of such holders' pre-emption rights.

3.7 The rights of shareholders will be governed by English law. Not all rights available to shareholders under US law may be available.

Rights afforded to holders of PF Shares under English law will differ in certain respects from the rights of shareholders in typical US corporations. The rights of holders of PF Shares and the Articles of Association will be governed by English law. In particular, English law significantly limits the circumstances under which shareholders of English companies can bring derivative actions. Under English law, in most cases, only the Company could be the proper claimant for the purposes of maintaining proceedings in respect of wrongful acts committed against it. Neither an individual shareholder nor any group of shareholders will have any right of action in such circumstances. In addition, English law does not afford appraisal rights to dissenting shareholders in the form typically available to shareholders in a US corporation.

3.8 Post-Demerger, Provident Financial may be required to indemnify the IPF Group for liability for tax and related interest incurred by the IPF Group in Poland in respect of full accounting reference periods prior to the Demerger.

The Polish business of IHC, in common with a number of other financial institutions in Poland, has been subject to a corporate income tax audit in respect of the years 2003 and 2004. The audit is ongoing and could, in time, be extended to other years. A number of areas are being challenged, in particular, the recognition of revenue for tax purposes and intra-group credit risk hedging arrangements. If these areas were ultimately all resolved in favour of the Polish tax authorities, this would result in a material adverse impact on the tax charge to the Polish business.

Provident Financial has agreed to indemnify the IPF Group in respect of any adverse tax charge arising from the Polish tax audit and to provide (or procure the provision of) security if Provident Polska is required to provide security by the tax authorities in Poland pending final determination of an audit. In addition Provident Financial has incorporated its assessment of the additional regulatory capital requirement which the issue of the indemnity and provision or procurement of security as described above is likely to impose as part of its capital adequacy assessment submitted to the FSA.

The Directors do not believe that there is material risk of a material liability arising under the indemnity or of Provident Financial being required to provide (or procure the provision of) security for a material amount. However, the audit is at a relatively early stage and there can be no assurance that the liability under the indemnity will not arise nor that any such liability will not be material nor that Provident Financial will not be required to provide (or procure the provision of) security.

PART III

KEY INFORMATION FOR PF SHAREHOLDERS

1. Basis of the Demerger and Demerger Resolution

The Demerger is conditional, inter alia, upon the passing of the Demerger Resolution to be proposed as an ordinary resolution at the Extraordinary General Meeting and the approval of the payment of the Demerger Dividend by the Board. The Demerger will be effective immediately prior to Admission. The notice of the Extraordinary General Meeting appears on pages 93 and 94 of this document.

1.1 Dividend Demerger

The Demerger will be effected by Provident Financial declaring a special dividend on the PF Shares which will be satisfied by the transfer to International Personal Finance of the whole of the issued share capital of PIHL. In consideration for that transfer, International Personal Finance will allot and issue IPF Shares, credited as fully paid up, to the holders of PF Shares on the PF Share Register at the Demerger Record Time on the basis of:

one IPF Share
for each PF Share

held at the Demerger Record Time, save that the number of IPF Shares to be allotted and issued to each of John Harnett and Rosamond Marshall Smith will be reduced by the number of IPF Shares already held by them so that, upon the Demerger becoming effective, all PF Shareholders (including John Harnett and Rosamond Marshall Smith) will hold one IPF Share for each PF Share held at the Demerger Record Time.

PF Shareholders are being asked to approve the Demerger Dividend in accordance with the Articles of Association. The Demerger Resolution approving the Demerger Dividend is set out at resolution 1 in the notice of Extraordinary General Meeting on pages 93 and 94 of this document.

Based on the number of PF Shares in issue on 22 June 2007 (the latest practicable date prior to the publication of this document) plus an estimate of the maximum number of additional PF Shares that may be issued prior to the Demerger Record Time, the number of IPF Shares in issue immediately following the Demerger will be approximately 257,433,562 IPF Shares of 170 pence each.

1.2 PF Share Consolidation

Following the Demerger, and subject to the passing of resolution 1 in the notice of Extraordinary General Meeting, the share capital of Provident Financial will be sub-divided and consolidated. Consequently, PF Shareholders will receive:

1 Consolidated PF Share
for every 2 non-consolidated PF Shares

held upon completion of the Demerger. The purpose of the PF Share Consolidation is to preserve the value of share options and awards under PF Employee Share Schemes and to maintain, so far as reasonably practicable, the pre-Demerger share price, the comparability of historic and future earnings per share and dividend per share data.

For any PF Shareholder whose holding of non-consolidated PF Shares of nominal value $10\frac{4}{11}$ pence each is not exactly divisible by two, the resultant number of Consolidated PF Shares of nominal value $20\frac{8}{11}$ pence each that each PF Shareholder receives will be rounded down to the nearest whole number and a fractional entitlement to a Consolidated PF Share will arise.

1.3 Reduction of Capital

Shortly after Admission becomes effective, the capital of International Personal Finance will, subject to the confirmation of the Court, be reduced by decreasing the nominal value of each IPF Share from 170 pence to 10 pence.

Rosamond Marshall Smith and John Harnett, as the initial IPF Shareholders, have resolved by a special resolution passed on 30 May 2007 (the **"Reduction Resolution"**) to reduce the share capital of International Personal Finance as described above. The text of the Reduction Resolution is as follows:

> "THAT subject to and conditional on admission of the ordinary shares in the capital of the Company to the Official List of the United Kingdom Listing Authority and to trading on the London Stock Exchange's market for listed securities, the nominal value of each ordinary share be reduced from 170 pence to 10 pence".

The Reduction of Capital will require the confirmation of the Court under section 135 of the Act and, if so confirmed, will create distributable reserves on the balance sheet of International Personal Finance of approximately £410 million. This will provide International Personal Finance with, among other things, additional capacity for the payment of future dividends.

It is intended that any creditors or contingent creditors of International Personal Finance at the time the Reduction of Capital becomes effective will have given their written consent to the Reduction of Capital and that, accordingly, there will be no requirement to take measures to protect creditors.

The Reduction of Capital is expected to become effective on 19 July 2007.

Overall, as a result of the Demerger and the PF Share Consolidation described above, PF Shareholders will receive:

1 Consolidated PF Share and 2 IPF Shares
for every 2 non-consolidated PF Shares held at the Demerger Record Time

1.4 *Fractional entitlements*

Individual fractional entitlements to Consolidated PF Shares will be aggregated and sold in the open market by Dresdner Kleinwort at the best price reasonably obtainable. Provident Financial will retain the aggregate proceeds of sale of such Consolidated PF Shares, unless the aggregate amount to which any shareholder would be entitled in respect of the PF Share Consolidation (net of any commission, dealing costs and administrative expenses) is £3 or more, in which case the net proceeds will be paid to each such shareholder proportionately to his entitlement, with cheques for such proceeds expected to be despatched to those entitled (at their risk) by 27 July 2007.

2. *Admission, dealings, share certificates and* CREST

2.1 Admission

Application has been made for the admission of the IPF Shares to the Official List in accordance with the Listing Rules and to trading on the London Stock Exchange's main market for listed securities. Application has also been made for up to 128,716,781 Consolidated PF Shares of nominal value of 20$^{8}/_{11}$ pence each to be so admitted. It is expected that Admission and the admission of the Consolidated PF Shares will become effective, and dealings for normal settlement will commence, at 8.00 a.m. on 16 July 2007.

2.2 Dealings

For a transferee to be a registered holder of PF Shares by the Demerger Record Time, a transfer of PF Shares must be recorded on the PF Share Register held by the Registrar by 5.00 p.m. on 13 July 2007.

2.3 Share certificates

Holders of PF Shares on the PF Share Register at the Demerger Record Time will constitute the opening IPF Share Register.

The entitlement to receive IPF Shares pursuant to the Demerger is not transferable save to satisfy valid market claims. It is expected that definitive certificates in respect of IPF Shares and Consolidated PF Shares will be posted to entitled holders of IPF Shares and Consolidated PF Shares (who hold their shares in certificated form) at their registered address on the relevant share register after the Reduction of Capital becomes effective and, in any event, by no later than 27 July 2007. Temporary documents of title will not be issued. Pending despatch of the certificates, transfers will be certified against the relevant share register by the Registrars. Share certificates will be despatched to IPF Shareholders and PF Shareholders at their own risk.

IPF will not be offering a nominee scheme in respect of the holding of IPF Shares. Consequently all PF Shareholders who are members of the PF Nominee Scheme whose PF Shares are held by Capita IRG Trustees Limited will receive their entitlement to IPF Shares in certificated form.

2.4 CREST

CREST is a paperless settlement system enabling shares to be evidenced otherwise than by a certificate and transferred otherwise than by a written instrument. The Articles of Association and the International Personal Finance articles of association permit the holding of PF Shares and IPF Shares respectively under the CREST system. Provident Financial and International Personal Finance will respectively apply for the PF Shares and the IPF Shares to be admitted to CREST with effect from Admission.

Holders of PF Shares on the PF Share Register at the Demerger Record Time who hold their PF Shares in uncertificated form through CREST will receive uncertificated Consolidated PF Shares and uncertificated IPF Shares into the same CREST accounts immediately following Admission.

2.5 Dividend mandates

Existing dividend mandates to bank or building society accounts given in relation to dividends paid by Provident Financial will continue to apply to Consolidated PF Shares and will also be applied automatically to IPF Shares arising as a result of the Demerger.

2.6 Share dealing facility

Provident Financial and International Personal Finance will arrange for a free share dealing facility to be provided to enable certain PF Shareholders who receive Consolidated PF Shares and IPF Shares as a result of the Demerger to sell all (but not part only) of their newly acquired PF and/or IPF shares after the Demerger without incurring any charges (including any dealing charges or settlement charges). This free share dealing facility will be available to persons: (a) who appear on the PF Share Register or are a member of the PF Nominee Scheme as a holder of 1,000 or fewer PF Shares at the Demerger Record Time or 1,000 or fewer IPF Shares at Admission and (b) who are individuals resident in the United Kingdom. The free share dealing facility will not be available to persons who are resident in countries other than the United Kingdom. Details of the Share dealing facility will be circulated with the certificates in respect of the Consolidated PF Shares and the IPF Shares.

3. Continuing arrangements between Provident Financial and International Personal Finance

Implementation of the Demerger and the relationship between Provident Financial and International Personal Finance after the Demerger is regulated by a demerger agreement entered into on 25 June 2007. For a description of the Demerger Agreement see under "Material contracts" in paragraph 8 of Part VI (Additional Information) of this document.

Any business arrangement between any member of the UK Group and any member of the IPF Group after the Demerger will be entered into at arm's length and on normal commercial terms.

4. UK taxation

The following paragraphs are intended to apply only as a summary of the UK tax law and practice of HM Revenue and Customs (**"HMRC"**) as at the date of this document. The summary is intended as a general guide only and is not exhaustive and, except where expressly provided otherwise, relates only to the position of PF Shareholders who (i) are resident or (in the case of individuals) ordinarily resident only in the United Kingdom for United Kingdom tax purposes at all relevant times, (ii) are absolute beneficial owners of their PF Shares and (iii) hold their PF Shares as an investment.

It should be noted that the following paragraphs may not apply to certain classes of persons such as dealers, collective investment schemes, and persons who are regarded as having acquired their PF Shares by reason of their employment. Anyone who is in any doubt as to their taxation position in respect of the Demerger or who may be subject to tax in any jurisdiction other than the United Kingdom should consult an appropriate independent professional adviser.

4.1 Taxation of Chargeable Gains

(a) The Demerger

Clearance has been obtained from HMRC under section 138(1) of the Taxation of Chargeable Gains Act 1992 that they are satisfied that the Demerger is being effected for bona fide commercial reasons and does not form part of a scheme or arrangement of which the main purpose, or one of the main purposes, is tax avoidance. Accordingly PF Shareholders should not be treated, by virtue of the receipt of IPF Shares under the Demerger, as making a disposal or part disposal of their PF Shares for the

purposes of taxation of chargeable gains. The IPF Shares issued to each holder of PF Shares should be treated as the same asset and as having been acquired at the same time as the PF Shares. On this basis they should not incur liability to taxation of chargeable gains in respect of the Demerger. The aggregate base cost for the purposes of taxation of chargeable gains of the PF Shares and the IPF Shares immediately after the Demerger should be the same as the base cost of the PF Shares immediately before the Demerger. Such base cost should be apportioned between the PF Shares and the IPF Shares held by each shareholder by reference to their respective market values on the first day on which the market values or prices are quoted or published for such shares.

(b) The PF Share Consolidation

For the purposes of United Kingdom taxation of chargeable gains, the receipt of Consolidated PF Shares arising from the PF Share Consolidation should result from a reorganisation of the share capital of Provident Financial. Accordingly, save as mentioned below, holders of PF Shares should not be treated, by virtue of the receipt of Consolidated PF Shares pursuant to the PF Share Consolidation, as making a disposal or part disposal of their PF Shares for the purposes of taxation of chargeable gains. On this basis they should not incur liability for taxation of chargeable gains in respect of the PF Share Consolidation. The Consolidated PF Shares should be treated as the same asset as, and as having been acquired at the same time as, the PF Shares from which they are derived. The base cost of the Consolidated PF Shares should be the same as the base cost apportioned to the PF Shares on the Demerger, as described above.

If and to the extent that holders of PF Shares receive cash by virtue of any Consolidated PF Shares to which they have fractional entitlements being sold in the market on their behalf, such holders should not be treated as making a disposal or part disposal of those shares and accordingly should not incur liability to taxation of chargeable gains where the cash receipt is small compared with the value of the shares held by the holder prior to the PF Share Consolidation. Instead, the cash amount will be deducted from the base cost apportioned to those shares on the Demerger. Current HMRC practice is generally to regard a receipt as being "small" if its amount or value is five per cent. or less of the value of the shares in respect of which the entitlement to the receipt arose or if its amount or value is £3,000 or less (regardless of whether it would also meet the five per cent. or less test).

(c) The Reduction of Capital

A holder of IPF Shares will not be treated, by reason of the Reduction of Capital, as making a disposal of all or part of his holding of consolidated IPF Shares for the purposes of taxation of chargeable gains.

4.2 Taxation of Income

(a) Demerger

HMRC has granted clearance under section 215(1) of the Income and Corporation Taxes Act 1988 confirming that the transfer of shares in PIHL and the issue of IPF Shares under the Demerger will qualify as an exempt distribution within the meaning of section 213 of that Act. Accordingly holders of IPF Shares should not be regarded as having received income for the purposes of taxation of income on receipt of their IPF Shares. In consequence, they should not incur liability to taxation of income in respect of the receipt of IPF Shares (and will not be entitled to any tax credit in respect of that receipt).

HMRC has also granted clearance under section 707(1) of the Income and Corporation Taxes Act 1988 confirming that it is satisfied that the transactions in securities involved in the Demerger are such that no notice under section 703(3) of that Act should be given in respect of them. (Under section 703(3) HMRC may, if certain conditions are satisfied, serve a notice on any person counteracting a tax advantage obtained or obtainable by him or her in consequence of any transaction or transactions in securities.)

(b) Taxation of dividends on IPF Shares

No amounts in respect of tax will be withheld at source from any dividend payments made by International Personal Finance.

Where International Personal Finance pays a dividend, an IPF Shareholder who is an individual and who receives that dividend will be entitled to a tax credit equal to one-ninth of the dividend. The individual will be taxable on the aggregate of the dividend and the related tax credit, which will be regarded as the top slice of the individual's income. The tax credit will, however, be treated as discharging the individual's liability to income tax in respect of the dividend except to the extent that the dividend and the related tax credit fall above the threshold for the higher rate of income tax, in

which case the individual will to that extent pay tax on the aggregate of the dividend and the related tax credit of an amount determined by applying the "dividend upper rate", which is 32.5 per cent., to the aggregate of the dividend and the tax credit and then deducting the tax credit from that sum.

So, for example, a dividend of £80 will carry a tax credit of £8.89 (one ninth of £80) and to the extent that the aggregate of the dividend and the related tax credit falls above the threshold for the higher rate of income tax, the income tax payable on the dividend by the individual will be 32.5 per cent. of £88.89 (i.e. the dividend of £80 plus the tax credit of £8.89), namely £28.89, less the tax credit of £8.89, leaving a net charge of £20 (or 25 per cent. of the dividend).

United Kingdom exempt approved pension funds and charities will not be liable to income tax or corporation tax on dividends received by them from International Personal Finance but they will not be able to reclaim any tax credit attaching to such dividends.

Subject to the application of certain special rules for some insurance companies, a corporate IPF Shareholder that is resident for tax purposes in the United Kingdom and that receives a dividend paid by International Personal Finance will not be taxable on the receipt of that dividend.

4.3 Stamp duty and stamp duty reserve tax ("SDRT")

No liability to stamp duty or SDRT will generally be incurred by the PF Shareholders as a result of either the issue to them of IPF Shares pursuant to the Demerger or of Consolidated PF Shares pursuant to the PF Share Consolidation. This statement does not apply to persons such as market makers, brokers, dealers, intermediaries and persons connected with depositary arrangements or clearance services, to whom special rules apply.

5. Overseas Shareholders

5.1 US shareholders

PF Shareholders who are citizens or residents of the United States are advised that the IPF Shares have not been and will not be registered under the US Exchange Act or US Securities Act. International Personal Finance expects to obtain an exemption from the reporting requirements of section 12(g) of the US Exchange Act pursuant to Rule 12g3-2(b) thereunder. Pursuant to such exemption, International Personal Finance will comply with the information supplying requirements of Rule 12g3-2(b), which requires International Personal Finance to furnish to the SEC information that (a) it has made or is required to make public in the United Kingdom; (b) it has filed or is required to file with the London Stock Exchange and which was made public by such exchange; or (c) it has distributed or is required to distribute to its shareholders. Information that is furnished to the SEC by International Personal Finance may be obtained from the public reference facilities maintained by the SEC in Washington DC at prescribed rates.

The IPF Shares are expected to be listed on the London Stock Exchange. Provident Financial is not aware of any intention by International Personal Finance to list the IPF Shares on a US securities exchange or to obtain a quotation on NASDAQ or any other inter-dealer quotation system in the United States. Provident Financial does not intend to take action to facilitate a market in IPF Shares in the United States, nor is it aware of any intention of International Personal Finance to do so. Consequently, Provident Financial believes that it is unlikely that an active trading market in the United States will develop for the IPF Shares.

Neither the SEC nor any US state securities commission has approved or disapproved the IPF Shares or passed upon the accuracy or adequacy of this document. Any representation to the contrary is a criminal offence.

5.2 *Other jurisdictions*

Any person outside the UK who is resident in, or who has a registered address in or is a citizen of, an overseas territory and who is to receive IPF Shares pursuant to the Demerger, should consult his professional advisers and satisfy himself as to the full observance of the laws of the relevant territory in connection therewith, including obtaining any requisite government or other consents, observing any other requisite formalities and paying any issue, transfer or other taxes due in such territory.

The implications of the Demerger for overseas shareholders may be affected by the laws of their jurisdictions. Such overseas shareholders should inform themselves about and observe all applicable legal requirements.

PART IV

FINANCIAL INFORMATION ON IHC

Section A: PwC report for the years ended 31 December 2004, 31 December 2005 and 31 December 2006


PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
Benson House
33 Wellington Street
Leeds LS1 4JP

The Directors
Provident Financial plc
Colonnade
Sunbridge Road
Bradford
West Yorkshire
BD1 2LQ

Merrill Lynch International
Merrill Lynch Financial Centre
2 King Edward Street
London
EC1A 1HQ

Dresdner Kleinwort Limited
30 Gresham Street
London
EC2V 7PG

25 June 2007

Dear Sirs

The International home credit business of Provident Financial plc ("IHC")

We report on the combined financial information set out in Section B of Part IV below. This combined financial information has been prepared for inclusion in the circular dated 25 June 2007 (the "**Circular**") of Provident Financial plc (the "**Company**") on the basis of the accounting policies set out in note 2 to the combined financial information. This report is required by item 13.5.21R of the Listing Rules and is given for the purpose of complying with that item and for no other purpose.

Responsibilities

The Directors of the Company are responsible for preparing the combined financial information in accordance with the basis of preparation set out in note 1 to the combined financial information.

It is our responsibility to form an opinion as to whether the combined financial information gives a true and fair view, for the purposes of the Circular and to report our opinion to you.

Save for any responsibility which we may have to those persons to whom this report is expressly addressed and which we may have to shareholders of the Company as a result of the inclusion of this report in the Circular, to the fullest extent permitted by law we do not assume any responsibility and will not accept any liability to any other person for any loss suffered by any such other person as a result of, arising out of, or in connection with this report or our statement, required by and given solely for the purposes of complying with item 13.4.1 R (6) of the Listing Rules, consenting to its inclusion in the Circular.

Basis of opinion

We conducted our work in accordance with the Standards for Investment Reporting issued by the Auditing Practices Board in the United Kingdom. Our work included an assessment of evidence relevant to the amounts and disclosures in the combined financial information. It also included an assessment of significant estimates and judgments made by those responsible for the preparation of the combined financial information and whether the accounting policies are appropriate to IHC's circumstances, consistently applied and adequately disclosed.

We planned and performed our work so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the combined financial information is free from material misstatement whether caused by fraud or other irregularity or error.

Our work has not been carried out in accordance with auditing standards generally accepted in the United States of America or auditing standards of the Public Company Accounting Oversight Board (United States) and accordingly should not be relied upon as if it had been carried out in accordance with those standards.

Opinion

In our opinion, the combined financial information gives, for the purposes of the Circular dated 25 June 2007, a true and fair view of the state of affairs of IHC as at the dates stated and of its profits, cash flows and recognised income and expense for the periods then ended in accordance with the basis of preparation set out in note 1 to the combined financial information.

Yours faithfully

PricewaterhouseCoopers LLP
Chartered Accountants

Section B: Financial Information for the Years ended 31 December 2004, 31 December 2005 and 31 December 2006

Combined income statements for the year ended 31 December

	Notes	2004 £m	2005 £m	2006 £m
Revenue	3	271.2	358.6	365.3
Finance income		4.0	6.1	7.2
Total income		275.2	364.7	372.5
Finance costs	4	(23.1)	(25.4)	(28.6)
Operating costs		(129.3)	(188.6)	(161.3)
Administrative expenses		(86.0)	(105.1)	(144.5)
Total costs		(238.4)	(319.1)	(334.4)
Profit before taxation	3,5	36.8	45.6	38.1
Profit before taxation and demerger costs	3	36.8	45.6	42.3
Demerger costs	5	—	—	(4.2)
Profit before taxation	3	36.8	45.6	38.1
Tax expense	6	(12.1)	(13.8)	(12.7)
Profit after taxation	23	24.7	31.8	25.4

		2004	2005	2006
Earnings per share				
Basic	7	9.75p	12.50p	9.96p
Diluted	7	9.70p	12.48p	9.93p

Combined statements of recognised income and expense for the year ended 31 December

	Notes	2004 £m	2005 £m	2006 £m
Profit after taxation		24.7	31.8	25.4
Exchange gains/(losses) on foreign currency translations		3.9	2.6	(0.2)
Net fair value (losses)/gains — cash flow hedges		(1.0)	(1.4)	1.8
Actuarial losses on retirement benefit obligations/asset	21	(3.0)	(1.2)	(1.1)
Tax credit/(charge) on items taken directly to invested capital		1.2	0.8	(0.3)
Net income recognised directly in invested capital	23	1.1	0.8	0.2
Total recognised income for the year	23	25.8	32.6	25.6

Combined balance sheets as at 31 December

	Notes	2004	2005	2006
		£m	£m	£m
ASSETS				
Non-current assets				
Intangible assets	10	—	1.9	14.0
Property, plant and equipment	11	18.4	23.5	30.2
Retirement benefit asset	21	—	—	0.4
Deferred tax assets	12	10.4	12.6	15.6
		28.8	38.0	60.2
Current assets				
Financial assets:				
— Amounts receivable from customers:				
— due within one year	13	285.1	322.1	312.4
— due in more than one year	13	—	6.6	18.6
— Amounts due from PF Group companies	14	80.7	127.8	157.7
— Derivative financial instruments	19	1.0	0.5	0.6
— Cash and cash equivalents	15	46.7	47.1	44.5
Trade and other receivables	16	4.7	6.1	6.5
Current tax assets		4.0	0.9	8.1
		422.2	511.1	548.4
Total assets	3	451.0	549.1	608.6
LIABILITIES				
Current liabilities				
Financial liabilities:				
— Bank borrowings	17	(92.5)	(145.6)	(218.4)
— PF Group borrowings	18	(42.9)	(53.5)	(79.4)
— Derivative financial instruments	19	(4.2)	(4.9)	(2.3)
Trade and other payables	20	(16.0)	(21.2)	(35.0)
Current tax liabilities		(18.7)	(17.4)	(21.7)
		(174.3)	(242.6)	(356.8)
Non-current liabilities				
Financial liabilities:				
— Bank borrowings	17	(244.3)	(242.1)	(169.6)
Retirement benefit obligations	21	(10.4)	(8.2)	—
		(254.7)	(250.3)	(169.6)
Total liabilities	3	(429.0)	(492.9)	(526.4)
NET ASSETS		**22.0**	**56.2**	**82.2**
INVESTED CAPITAL				
Provident Financial investment in IHC	23	**22.0**	**56.2**	**82.2**

Combined cash flow statements for the year ended 31 December

	Notes	2004 £m	2005 £m	2006 £m
Cash flows from operating activities				
Cash (used in)/generated from operations		(75.1)	(9.8)	33.1
Finance costs paid		(20.5)	(24.8)	(28.7)
Finance income received		4.2	6.1	7.2
Tax paid		(12.8)	(13.2)	(18.8)
Net cash used in operating activities		(104.2)	(41.7)	(7.2)
Cash flows from investing activities				
Purchases of intangible assets	10	—	(1.9)	(12.1)
Purchases of property, plant and equipment	11	(10.8)	(13.1)	(17.4)
Proceeds from disposal of property, plant and equipment		2.1	2.0	3.4
Net cash used in investing activities		(8.7)	(13.0)	(26.1)
Cash flows from financing activities				
Proceeds from external bank borrowings		127.5	44.3	4.6
(Repayment of)/proceeds from PF Group borrowings		(46.4)	10.6	25.9
Net cash generated from financing activities		81.1	54.9	30.5
Net (decrease)/increase in cash and cash equivalents		(31.8)	0.2	(2.8)
Cash and cash equivalents at beginning of year		71.4	46.7	47.1
Exchange gains on cash and cash equivalents		7.1	0.2	0.2
Cash and cash equivalents at end of year		**46.7**	**47.1**	**44.5**
Cash and cash equivalents at end of year comprise:				
Cash at bank and in hand	15	15.5	19.2	22.8
Short-term deposits	15	31.2	27.9	21.7
		46.7	**47.1**	**44.5**

The cash and short-term deposits held by those businesses that are regulated are required to be strictly segregated from those of the rest of IHC and are not available to repay IHC borrowings. At 31 December 2006 the cash and short-term deposits held by IHC's regulated businesses amounted to £21.4m (2005 £28.1m, 2004 £31.9m). All short-term deposits have a maturity of three months or less on acquisition.

Reconciliation of profit after taxation to cash (used in)/generated from operations

	2004 £m	2005 £m	2006 £m
Profit after taxation	24.7	31.8	25.4
Adjusted for:			
Tax expense	12.1	13.8	12.7
Finance costs	23.1	25.4	28.6
Finance income	(4.0)	(6.1)	(7.2)
Share-based payment charge/(credit) (note 22)	0.3	0.5	(0.4)
Defined benefit pension charge/(credit) (note 21)	0.7	0.8	(0.3)
Depreciation of property, plant and equipment (note 11)	4.6	6.2	7.2
Profit on disposal of property, plant and equipment	(0.1)	(0.1)	(0.2)
PF Group funding	4.5	1.1	0.8
Changes in operating assets and liabilities:			
Amounts receivable from customers	(65.6)	(36.9)	(7.0)
Trade and other receivables	4.2	0.8	(0.6)
Amounts due from PF Group companies	(74.1)	(47.1)	(29.9)
Trade and other payables	(5.8)	4.5	14.2
Retirement benefit obligations/asset	(1.2)	(4.2)	(9.4)
Derivative financial instruments	1.5	(0.3)	(0.8)
Cash (used in)/generated from operations	**(75.1)**	**(9.8)**	**33.1**

Notes to the combined financial information

1. *Basis of preparation*

IPF, a newly incorporated entity, has been established to become the holding company of PIHL. PIHL is the principal legal entity of the international businesses of the PF Group. The table below shows the principal companies which constitute what is hereafter referred to as IHC:

Legal entity	Nature of business	Country of operation	% owned
Provident International Holdings Limited	Holding company	England	100%
International Personal Finance Investments Limited	Holding company	England	100%
Provident International Limited	Support and services	England	100%
Provident Polska S.A.	Home credit	Poland	100%
Provident Financial s.r.o.	Home credit	Czech Republic	100%
Provident Financial ZRt	Home credit	Hungary	100%
Provident Financial s.r.o.	Home credit	Slovakia	100%
Provident Mexico S.A de C.V.	Home credit	Mexico	100%
Provident Financial Romania I.F.N.S.A.	Home credit	Romania	100%
Provident International Financial Services Limited	Debt option provision	England	100%
Provident International Credit Guarantee Company Limited	Debt guarantee provision	Guernsey	100%

The combined financial information has been prepared for inclusion in the circular for the proposed demerger of IHC and comprises the combined income statements, statements of recognised income and expense, balance sheets and cash flow statements of IHC.

The combined financial information has been prepared in accordance with the requirements of the PD regulation, the Listing Rules, and in accordance with this basis of preparation. This basis of preparation describes how the combined financial information has been prepared in accordance with International Financial Reporting Standards as adopted by the European Union (IFRSs as adopted by the EU) except as described below.

IFRSs as adopted by the EU do not provide for the preparation of combined financial information, and accordingly, in preparing the combined financial information certain accounting conventions commonly used for the preparation of historical financial information for inclusion in investment circulars as described in the Annexure to SIR 2000 (Investment Reporting Standard applicable to public reporting engagements on historical financial information) issued by the UK Auditing Practices Board have been applied. The application of these conventions results in the following basis of accounting of the financial information. IHC has not previously been required to prepare consolidated financial information and hence consolidated financial information has not previously been presented. The combined financial information has been prepared by aggregating the applicable individual financial returns that were prepared for the purposes of the PF Group consolidation together with certain PF Group consolidation adjustments relating to the businesses forming IHC. Internal transactions within IHC have been eliminated on combination. Other than in respect of using this basis of accounting, IFRSs as adopted by the EU have been applied.

Basis of accounting

The following conventions have been used in preparing the combined financial information:

- IHC has not in the past formed a separate legal group and therefore it is not possible to show share capital or an analysis of reserves for IHC. The net assets of IHC are represented within invested capital by the cumulative investment of Provident Financial in IHC (shown as "Provident Financial investment in IHC").
- Amounts due to the PF Group that are interest bearing and have other characteristics of debt have been categorised as part of financial liabilities (shown as "PF Group borrowings") in the combined balance sheet. The related interest expense has been categorised as part of finance costs within the combined income statement. Accordingly, the interest expense recorded in the combined income statement has been affected by the financing arrangements within the PF Group and is not representative of the interest expense that would have been reported had IHC been independent. Also, it is not necessarily representative of the interest expense that will arise in the future. The rate of interest applying to intra-group balances within the PF Group is determined by Provident Financial.

- Amounts due to the PF Group that do not have the characteristics of debt have been included within the "Provident Financial investment in IHC" in the combined balance sheet. All movements in such balances have been reflected in note 23 as movements in invested capital under the heading "PF Group funding adjustment".
- The PF Group has not historically recharged all corporate office costs comprising director costs, taxation, treasury, accounting, investor relations, public relations, legal costs and company secretarial costs to its underlying businesses. However, for the purposes of the combined financial information an approximation of the amounts of corporate head office costs attributable to IHC has been made based on the expected split of corporate office costs on demerger. PF Group corporate office costs were affected by the arrangements in place within the PF Group and are not necessarily representative of the position that will prevail in the future.
- The PF Group defined benefit pension obligations/asset have historically been split between statutory entities based on the level of contributions made to the pension schemes by each entity. For the purposes of the combined financial information, the pension obligations/asset represent an aggregation of the statutory entities forming IHC plus an allocation of the PF Group corporate office pension obligations/asset based on the expected split of corporate office staff on demerger.
- Tax charges in the combined financial information have been determined based on the tax charges recorded by IHC companies in their local statutory accounts. This also comprises the tax effect on adjustments made for PF Group consolidation purposes. The tax charges recorded in the combined income statement have been affected by the taxation arrangements within the PF Group and are not necessarily representative of the tax charges that would have been reported had IHC been an independent group. Also they are not necessarily representative of the tax charges that may arise in the future.

2. Accounting policies

The accounting policies adopted by IHC in the preparation of the combined financial information are consistent with those adopted in the PF Group 2006 financial statements and will be used, subject to the charges identified below, in the preparation of the IPF Group's first financial statements.

The following standards and interpretations, which are in issue but not yet effective, have not been applied in the combined financial information:

IFRS 7 'Financial Instruments: Disclosures'

IFRS 8 'Operating Segments'

IFRIC 12 'Service Concession Arrangements'

IFRS 7 is effective for accounting periods beginning on or after 1 January 2007 and will therefore be applied in the first full set of financial statements of the IPF Group. The standard is a disclosure standard and requires additional disclosures on capital and financial instruments. The standard will not impact the recognition or measurement of items accounted for under the accounting policies used in the preparation of the combined financial information. All other standards and interpretations listed above are not expected to have a material impact on the combined financial information of IHC.

The principal accounting policies used in the preparation of the combined financial information are as follows:

Revenue recognition

Revenue, which excludes value added tax and intra-group transactions, comprises revenue earned on amounts receivable from customers.

The service charge on a home credit loan is fixed. The charge does not increase if customers take longer than the contracted period to repay the loan. The majority of loans do not carry penalties or default interest charges. In accordance with IAS 39 "Financial Instruments: Recognition and Measurement" the service charge is accounted for as interest income.

Revenue on customer receivables is recognised using an effective interest rate (EIR). The EIR is calculated using estimated cash flows being contractual payments adjusted for the impact of customers repaying early but excluding the anticipated impact of customers paying late or not paying at all.

Directly attributable incremental issue costs are also taken into account in calculating the EIR. Interest income continues to be accrued on impaired receivables using the original EIR applied to the loan's carrying value.

Finance income and finance costs

Finance income comprises the return generated on cash and cash equivalents and is recognised on an EIR basis. Finance costs comprise the interest on external borrowings and amounts owed to the PF Group and are recognised on an EIR basis.

Amounts receivable from customers

All customer receivables are initially recognised at the amount loaned to the customer less directly attributable incremental issue costs. After initial recognition, customer receivables are subsequently measured at amortised cost. Amortised cost is the amount of the customer receivable at initial recognition less customer repayments, plus revenue earned calculated using the EIR, less any deduction for impairment.

All customer receivables are assessed for impairment at each combined balance sheet date. Customer accounts that are in arrears are deemed to have demonstrated evidence of impairment and are subject to a detailed impairment review. Impairment is calculated using actuarial models which use historical payment performance to generate the estimated amount and timing of future cash flows from each arrears stage. These estimated future cash flows are discounted to a present value using the original EIR and this figure is compared with the combined balance sheet value. All such impairments are charged to the combined income statement.

The unwinding of the discounted value used to compute the impairment is reflected in the interest charged on the impaired loan. Impairment charges in respect of customer receivables are charged to the combined income statement as part of operating costs.

Intangible assets

Intangible assets, which comprise computer software licences, are capitalised as intangible assets on the basis of the costs incurred to acquire or develop the specific software and bring it into use.

Computer software is amortised on a straight-line basis over its estimated useful economic life which is generally estimated to be five years. The residual values and economic lives are reviewed by management at each balance sheet date.

Property, plant and equipment

Property, plant and equipment is shown at cost less subsequent depreciation and impairment. Cost represents invoiced cost plus any other costs that are directly attributable to the acquisition of the items. Repairs and maintenance costs are expensed as incurred.

Depreciation is calculated to write-down assets to their estimated realisable value over their useful economic lives. The following are the principal bases used:

Category	Depreciation rate	Method
Fixtures and fittings	10%	Straight-line
Equipment (including computer hardware)	20 to 33.3%	Straight-line
Motor vehicles	25%	Reducing balance

The residual value and useful economic life of all assets are reviewed, and adjusted if appropriate, at each combined balance sheet date. All items of property, plant and equipment are tested for impairment whenever events or changes in circumstances indicate that the carrying value may not be recoverable. An impairment loss is recognised for the amount by which the asset's carrying value exceeds the higher of the asset's value in use or its fair value less costs to sell.

Foreign currency translation

Items included in the financial statements of each of IHC's subsidiaries are measured using the currency of the primary economic environment in which the subsidiary operates ('the functional currency'). The combined financial information is presented in sterling.

Transactions that are not denominated in a subsidiary's functional currency are recorded at the rate of exchange ruling at the date of the transaction.

Monetary assets and liabilities denominated in foreign currencies are translated into the relevant functional currency at the rates of exchange ruling at the combined balance sheet date. Differences arising on translation are

charged or credited to the combined income statement, except when deferred in invested capital as qualifying cash flow hedges or qualifying net investment hedges.

The combined income statements of IHC's subsidiaries (none of which has the currency of a hyperinflationary economy) that have a functional currency different from sterling are translated into sterling at the average exchange rate and the balance sheets are translated at the exchange rates ruling at each combined balance sheet date.

On combination, exchange differences arising from the translation of the net investment in foreign subsidiaries, and of borrowings and other currency instruments designated as hedges of such investments, are taken to invested capital. When a foreign operation is sold such exchange differences are recognised in the combined income statement as part of the gain or loss on sale.

Segment reporting

IHC's primary reporting format is geographical segments. A geographical segment is a component of IHC that operates within a particular economic environment and that is subject to risks and returns that are different from those of components operating in other economic environments.

The provision of home credit is the only business segment operated by IHC and therefore a secondary segmental analysis is not provided.

Leases

The leases entered into by IHC are solely operating leases. Costs in respect of operating leases are charged to the combined income statement on a straight-line basis over the lease term.

Taxation

The tax expense represents the sum of current and deferred tax. Current tax is calculated based on taxable profit for the year using tax rates that have been enacted or substantially enacted by the combined balance sheet date. Taxable profit differs from profit before taxation as reported in the combined income statement because it excludes items of income or expense that are taxable or deductible in other years and it further excludes items that are never taxable or deductible.

Deferred tax is determined using tax rates (and laws) that have been enacted or substantially enacted by the combined balance sheet date and are expected to apply when the related deferred tax asset is realised or the deferred tax liability is settled.

Deferred tax is the tax expected to be payable or recoverable on differences between the carrying amounts of assets and liabilities in the combined financial information and the corresponding tax bases used in the computation of taxable profit, and is accounted for using the balance sheet liability method.

Deferred tax is provided on temporary differences arising on investments in subsidiaries except where the timing of the reversal of the temporary difference is controlled by IHC and it is probable that the temporary difference will not reverse in the future.

Deferred tax assets are recognised to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilised.

Employee benefits

- *Defined benefit pension plans*

The charge in the combined income statement in respect of defined benefit pension plans comprises the actuarially assessed current service cost of working employees together with the interest charge on pension liabilities offset by the expected return on pension scheme assets. All charges are allocated to administrative expenses.

The asset/liability recognised in the combined balance sheet in respect of defined benefit pension plans is the present value of the defined benefit obligation at the combined balance sheet date less the fair value of the plan assets.

The defined benefit obligation is calculated annually by independent actuaries using the projected unit credit method. The present value of the defined benefit obligation is determined by discounting the estimated future

cash outflows using interest rates of high-quality corporate bonds that have terms to maturity approximating to the terms of the related pension liability.

Cumulative actuarial gains and losses arising from experience adjustments and changes in actuarial assumptions are recognised immediately in the combined statement of recognised income and expense.

Past service costs are recognised immediately in the income statement, unless the changes to the pension plan are conditional on the employees remaining in service for a specified period of time (the vesting period). In this case, the past service costs are amortised on a straight-line basis over the vesting period.

- *Defined contribution plans*

Contributions to defined contribution pension schemes are charged to the combined income statement on an accruals basis.

Cash and cash equivalents

Cash and cash equivalents comprise cash at bank and in hand and short-term deposits with original maturities of three months or less principally held for the purpose of meeting intra-group guarantee arrangements. Bank overdrafts are presented in current liabilities to the extent that there is no right of offset with cash balances.

Derivative financial instruments

IHC uses derivative financial instruments, principally interest rate swaps and forward currency contracts to manage the interest rate and currency risk arising from IHC's underlying business operations. No transactions of a speculative nature are undertaken.

All derivative financial instruments are assessed against the hedge accounting criteria set out in IAS 39. The majority of IHC's derivatives meet the hedge accounting requirements of IAS 39 and are accordingly designated as either: hedges of the fair value of recognised assets or liabilities or a firm commitment (fair value hedge) or hedges of highly probable forecast transactions (cash flow hedge).

Derivatives are initially recognised at the fair value on the date a derivative contract is entered into and are subsequently remeasured at each reporting date at their fair value. Where derivatives do not qualify for hedge accounting, movements in their fair value are recognised immediately within the combined income statement.

Where the hedge accounting criteria have been met, the resultant gain or loss on the derivative instrument is recognised as follows:

- *Fair value hedges*

Changes in the fair value of derivatives that are designated and qualify as fair value hedges are recorded in the combined income statement as part of finance costs, together with any changes in the fair value of the hedged asset or liability that are attributable to the hedged risk.

- *Cash flow hedges*

The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges is recognised in invested capital. The gain or loss relating to the ineffective portion is recognised immediately in the combined income statement as part of finance costs. Amounts accumulated in invested capital are recognised in the combined income statement when the income or expense on the hedged item is recognised in the combined income statement.

IHC discontinues hedge accounting when:

- it is evident from testing that a derivative is not, or has ceased to be, highly effective as a hedge;
- the derivative expires, or is sold, terminated or exercised; or
- the underlying hedged term matures or is sold or repaid.

Share-based payments

The cost of providing share-based payments to employees is charged to the combined income statement over the vesting period of the related share options or share allocations. The corresponding credit is made to a separate component of the Provident Financial investment in IHC.

The cost is based on the fair value of options granted determined using a binomial option pricing model. The value of the charge is adjusted at each combined balance sheet date to reflect expected and actual levels of vesting with a corresponding adjustment to a separate component of the Provident Financial investment in IHC.

In accordance with the transitional provisions of IFRS 2 'Share-based Payment' IHC has elected to apply IFRS 2 to grants, options and other equity instruments granted after 7 November 2002 and not vested at 1 January 2005.

Borrowings

Borrowings are recognised initially at fair value, being their issue proceeds net of any transaction costs incurred. Borrowings are subsequently stated at amortised cost; any difference between proceeds net of transaction costs and the redemption value is recognised in the combined income statement over the expected life of the borrowings using the EIR.

Where borrowings are the subject of a fair value hedge, changes in the fair value of the borrowing that are attributable to the hedged risk are recognised in the combined income statement and a corresponding adjustment made to the carrying value of borrowings.

Key assumptions and estimates

In applying the accounting policies set out above, IHC makes significant estimates and assumptions that affect the reported amounts of assets and liabilities as follows:

Amounts receivable from customers

IHC reviews its portfolio of customer loans and receivables for impairment at each combined balance sheet date. IHC makes judgements to determine whether there is objective evidence which indicates there has been an adverse effect on expected future cash flows. For the purposes of assessing the impairment of customer loans and receivables, customers are categorised into arrears stages as this is considered to be the most reliable predictor of future payment performance. The level of impairment is calculated using actuarial models which use historical payment performance to generate the estimated amount and timing of future cash flows from each arrears stage. The impairment models are regularly reviewed to take account of the current economic environment, product mix and recent customer payment performance. However, on the basis that the payment performance of customers could be different from the assumptions used in estimating future cash flows, a material adjustment to the carrying value of amounts receivable from customers may be required. To the extent that the net present value of estimated cash flows differs by +/–5%, it is estimated that the amounts receivable from customers would be £17m higher/lower.

Retirement benefit obligations/asset

IHC makes a number of judgements and estimates in assessing the amount of its retirement benefit obligations/asset at each balance sheet date. These judgements and estimates are derived after taking into account the requirements of IAS 19 'Retirement Benefit Obligations' and after taking the advice of IHC's actuaries. Further details on the key assumptions used are set out in note 21.

Tax

IHC is subject to tax in a number of international jurisdictions as well as the UK. In many cases, the tax treatment of certain items cannot be determined precisely until tax audits or enquiries have been completed by the tax authorities. In some instances, this can be some years after the item has first been reflected in the combined financial information. IHC recognises liabilities for anticipated tax audit and enquiry issues based on an assessment of whether such liabilities are likely to fall due. If the outcome of such audits is that the final liability is different to the amount originally estimated, such differences will be recognised in the period in which the audit or enquiry is determined. Any differences may necessitate a material adjustment to the level of tax balances held in the combined balance sheet.

3. Segment analysis

Primary reporting format — geographical segments

	2004 £m	2005 £m	2006 £m
Revenue			
Central Europe	269.4	347.9	338.6
Mexico	1.8	10.7	26.4
Romania	—	—	0.3
Total	271.2	358.6	365.3
Profit before taxation			
Central Europe	49.8	60.7	65.7
Mexico	(2.3)	(3.1)	(9.7)
Romania	—	—	(2.4)
UK divisional central costs	(7.7)	(6.5)	(7.4)
	39.8	51.1	46.2
Recharge of Provident Financial central costs	(3.0)	(5.5)	(3.9)
Profit before taxation and demerger costs	36.8	45.6	42.3
Demerger costs (note 5)	—	—	(4.2)
Total	36.8	45.6	38.1

The recharge of the Provident Financial central costs was not previously reflected in the reported results of the businesses forming IHC within the PF Group financial statements. The above allocation represents IHC's share of Provident Financial central costs in each year based on the expected split of Provident Financial central costs on demerger.

	2004 £m	2005 £m	2006 £m
Segment assets			
Central Europe	429.1	499.9	531.4
Mexico	3.2	15.4	28.5
Romania	—	—	4.9
UK	18.7	33.8	43.8
Total	451.0	549.1	608.6
Segment liabilities			
Central Europe	364.1	419.4	418.5
Mexico	3.2	14.8	29.1
Romania	—	—	4.5
UK	61.7	58.7	74.3
Total	429.0	492.9	526.4
Capital expenditure			
Central Europe	9.3	11.1	11.4
Mexico	0.3	1.1	2.7
UK	1.2	0.9	3.3
Total	10.8	13.1	17.4
Depreciation			
Central Europe	4.2	5.4	5.9
Mexico	0.1	0.2	0.6
UK	0.3	0.6	0.7
Total	4.6	6.2	7.2

Expenditure on intangible assets of £12.1m (2005 £1.9m, 2004 £nil) all relates to the UK.

4. Finance costs

	2004 £m	2005 £m	2006 £m
Interest payable on external bank borrowings	18.6	18.6	22.4
Interest payable on PF Group borrowings	2.9	7.2	6.7
Interest payable on bank and other borrowings	21.5	25.8	29.1
Net hedge ineffectiveness and other fair value gains and losses	1.6	(0.4)	(0.5)
Total	**23.1**	**25.4**	**28.6**

5. Profit before taxation

Profit before taxation is stated after charging/(crediting):

	2004 £m	2005 £m	2006 £m
Depreciation of property, plant and equipment (note 11)	4.6	6.2	7.2
Profit on disposal of property, plant and equipment	(0.1)	(0.1)	(0.2)
Operating lease rentals:			
— property	7.6	7.8	7.4
— equipment	—	0.1	0.1
Share-based payment charge/(credit) (note 22)	0.3	0.5	(0.4)
Defined benefit pension scheme charge/(credit) (note 21)	0.7	0.8	(0.3)
Impairment of amounts receivable from customers (note 13)	87.0	132.4	103.1
Audit services:			
— fees payable to Provident Financial's auditors for the audit of the consolidated PF Group financial statements	—	—	0.1
Non-audit services:			
— audit of IHC companies pursuant to legislation	0.1	0.2	0.2
— tax services	0.6	0.2	0.1
— other services	0.1	—	—
Demerger costs	—	—	4.2

Demerger costs in 2006 represent costs incurred in preparing for the demerger of IHC from the PF Group. The costs comprise £0.4m of professional fees, £0.9m of property costs and £2.9m of other separation costs. All of the demerger costs have been classified as administrative expenses within the combined income statement.

6. Tax expense

	2004 £m	2005 £m	2006 £m
Total current tax	15.1	15.2	16.3
Total deferred tax (note 12)	(3.0)	(1.4)	(3.6)
Total	**12.1**	**13.8**	**12.7**

The tax credit in respect of demerger costs in 2006 was £0.9m (2005 and 2004 £nil).

Tax (credit)/charge on items taken directly to invested capital

	2004 £m	2005 £m	2006 £m
Current tax (credit)/charge on net fair value (losses)/gains — cash flow hedges	(0.3)	(0.4)	0.6
Deferred tax credit on actuarial losses on retirement benefit obligations/asset	(0.9)	(0.4)	(0.3)
Total	**(1.2)**	**(0.8)**	**0.3**

The rate of tax expense on the profit before taxation for the year ended 31 December 2006 is higher (2005 and 2004 higher) than the standard rate of corporation tax in the UK (30%). The differences are explained as follows:

	2004	2005	2006
	£m	£m	£m
Profit before taxation	36.8	45.6	38.1
Profit before taxation multiplied by the standard rate of corporation tax in the UK of 30% (2005 and 2004 30%)	11.0	13.7	11.4
Effects of:			
Adjustment in respect of prior years	0.8	0.2	0.5
Adjustment in respect of foreign tax rates	(4.7)	(6.6)	(4.4)
Expenses not deductible for tax purposes	1.1	4.7	4.5
Overseas taxable dividends	3.9	1.8	0.7
Total tax expense	12.1	13.8	12.7

7. Earnings per share

Basic earnings per share (EPS) is calculated by dividing the earnings attributable to shareholders of £25.4m (2005 £31.8m, 2004 £24.7m) by the weighted average number of IPF ordinary shares that would have existed based on a one for one exchange for Provident Financial shares.

For diluted EPS, the weighted average number of IPF ordinary shares in issue is adjusted to assume conversion of all dilutive Provident Financial potential ordinary shares relating to employees of IHC, but does not anticipate changes to incentive schemes that will result from the demerger.

The weighted average number of shares used in the basic and diluted EPS calculations can be reconciled as follows:

	2004	2005	2006
	m	m	m
Used in basic EPS calculations	253.4	254.3	254.9
Dilutive effect of options	1.2	0.6	0.9
Used in diluted EPS calculations	254.6	254.9	255.8

The directors have elected to show an adjusted EPS excluding the impact of demerger costs in 2006. Demerger costs, net of the related tax credit, are £3.3m (2005 and 2004 £nil). This is presented to show the EPS generated by IHC's underlying operations. A reconciliation of basic and diluted EPS to adjusted and adjusted diluted EPS is as follows:

	2004	2005	2006
	pence	pence	pence
Basic EPS	9.75	12.50	9.96
Demerger costs, net of tax credit	—	—	1.30
Adjusted EPS	9.75	12.50	11.26
Diluted EPS	9.70	12.48	9.93
Demerger costs, net of tax credit	—	—	1.29
Adjusted diluted EPS	9.70	12.48	11.22

8. Directors' remuneration

The key management personnel (as defined by IAS 24 'Related Party Disclosures') of IHC are deemed to be the directors who will be appointed as directors of IPF on demerger and former directors of Provident Financial whose key responsibility was the management of the businesses forming IHC. The remuneration of directors, as

set out below, therefore comprises the emoluments of J. Harnett, D. Broadbent, D. Swann (resigned on 17 May 2006), C. Gregson, R. Miles and T. Hales.

	2004	2005	2006
	£m	£m	£m
Short-term employee benefits	1.2	0.9	1.2
Post employment benefits	0.9	1.1	(0.1)
Share-based payment charge/(credit)	0.3	0.3	(0.4)
Total	2.4	2.3	0.7

Short-term employee benefits comprise salary/fees, bonus and benefits earned in the year. Post employment benefits represent the sum of (i) the increase in the transfer value of the accrued pension benefits (less directors' contributions) for those directors who are members of PF Group's defined benefit pension scheme; and (ii) company contributions into personal pension arrangements for all other directors. The share-based payment charge/(credit) is the proportion of the share-based payment charge/(credit) that relates to those options granted to the directors.

Other than in respect of D. Broadbent, whose costs were directly incurred by IHC, the costs above were not charged to the businesses forming IHC for the purposes of the PF Group financial statements but an allocation of these costs has been made for the purposes of the combined financial information as described in note 3.

Short-term employee benefits

The aggregate directors' emoluments during the year amounted to £1,212,000 (2005 £948,000, 2004 £1,238,000), analysed as follows:

2006

	Salary	Bonus	Benefits	Fees	Total
	£'000	£'000	£'000	£'000	£'000
Executive directors					
J. Harnett	340	306	40	—	686
D. Swann*	128	115	15	—	258
D. Broadbent	116	54	8	—	178
	584	475	63	—	1,122
Non-executive directors					
C. Gregson	—	—	—	40	40
R. Miles	—	—	—	40	40
T. Hales*	—	—	—	10	10
	—	—	—	90	90
Total	584	475	63	90	1,212

* D. Swann resigned as a director on 17 May 2006. T. Hales was appointed as a non-executive director on 14 October 2006.

2005

	Salary	Bonus	Benefits	Fees	Total
	£'000	£'000	£'000	£'000	£'000
Executive directors					
J. Harnett	340	—	43	—	383
D. Swann	308	—	44	—	352
D. Broadbent	110	11	8	—	129
	758	11	95	—	864
Non-executive directors					
C. Gregson	—	—	—	40	40
R. Miles	—	—	4	40	44
	—	—	4	80	84
Total	758	11	99	80	948

2004

	Salary £'000	Bonus £'000	Benefits £'000	Fees £'000	Total £'000
Executive directors					
J. Harnett	307	185	43	—	535
D. Swann	277	166	43	—	486
D. Broadbent	100	36	1	—	137
	684	387	87	—	1,158
Non-executive directors					
C. Gregson	—	—	—	40	40
R. Miles	—	—	—	40	40
	—	—	—	80	80
Total	684	387	87	80	1,238

Share option schemes

Directors' share options over Provident Financial shares at 31 December were as follows:

2006

	1 January 2006	Granted	Exercised	Lapsed	31 December 2006		Exercise price (p)	Range of normal exercisable dates of options
J. Harnett	33,269	—	—	—	33,269	A	1,037.00	04.05.2002-03.05.2009
	16,077	—	—	—	16,077	A	622.00	02.08.2004-01.08.2011
	66,643	—	—	—	66,643	B	709.00	09.05.2005-08.05.2012
	90,702	—	—	—	90,702	B	551.25	18.03.2006-17.03.2013
	114,950	—	—	—	114,950	B	550.50	05.08.2007-04.08.2014
	96,797	—	—	—	96,797	B	702.50	23.03.2008-22.03.2015
	—	58,890	—	—	58,890	C	577.25	07.06.2009-06.06.2016
	418,438	58,890	—	—	477,328			
D. Swann*	7,428	—	—	—	7,428	A	985.00	06.08.2001-05.08.2008
	7,944	—	—	—	7,944	A	979.30	03.03.2002-02.03.2009
	41,800	—	—	—	41,800	A	622.00	02.08.2004-01.08.2011
	2,033**	—	—	—	2,033**	—	498.00	01.11.2006-30.04.2007
	59,238	—	—	—	59,238	B	709.00	09.05.2005-08.05.2012
	1,414**	—	—	—	1,414**	—	468.00	01.11.2007-30.04.2008
	81,632	—	—	—	81,632	B	551.25	18.03.2006-17.03.2013
	103,455	—	—	—	103,455	B	550.50	05.08.2007-04.08.2014
	304,944	—	—	—	304,944			
D. Broadbent	6,000	—	—	—	6,000***	B	521.50	07.03.2003-06.03.2010
	7,500	—	—	—	7,500	B	709.00	09.05.2005-08.05.2012
	10,000	—	—	—	10,000	B	551.25	18.03.2006-17.03.2013
	10,000	—	—	—	10,000	B	550.50	05.08.2007-04.08.2014
	12,500	—	—	—	12,500	B	702.50	23.03.2008-22.03.2015
	1,844**	—	—	(1,844)**	—	—	507.00	01.12.2008-31.05.2009
	—	20,090	—	—	20,090	C	577.25	07.06.2009-06.06.2016
	47,844	20,090	—	(1,844)	66,090			
Total	771,226	78,980	—	(1,844)	848,362			

* D. Swann ceased to be a director on 17 May 2006 and options outstanding are shown as at this date. He exercised options over 103,455 shares and 81,632 shares on 28 November 2006, when the market price was 620.8p. The remaining options lapsed on 30 November 2006.

** Granted under the Provident Financial Employee Savings-Related Share Option Schemes.

*** On 9 January 2007 D. Broadbent exercised 6,000 options. The market price at the date of exercise was 720.00p and the exercise price was 521.50p.

2005

	1 January 2005	Granted	Exercised	Lapsed	31 December 2005		Exercise price (p)	Range of normal exercisable dates of options
J. Harnett	33,269	—	—	—	33,269	A	1,037.00	04.05.2002-03.05.2009
	87,500	—	(87,500)*	—	—	A	520.00	28.02.2003-27.02.2010
	16,077	—	—	—	16,077	A	622.00	02.08.2004-01.08.2011
	66,643	—	—	—	66,643	B	709.00	09.05.2005-08.05.2012
	90,702	—	—	—	90,702	B	551.25	18.03.2006-17.03.2013
	114,950	—	—	—	114,950	B	550.50	05.08.2007-04.08.2014
	—	96,797	—	—	96,797	B	702.50	23.03.2008-22.03.2015
	409,141	96,797	(87,500)	—	418,438			
D. Swann*	7,428	—	—	—	7,428	A	985.00	06.08.2001-05.08.2008
	7,944	—	—	—	7,944	A	979.30	03.03.2002-02.03.2009
	41,800	—	—	—	41,800	A	622.00	02.08.2004-01.08.2011
	2,033**	—	—	—	2,033**	—	498.00	01.11.2006-30.04.2007
	59,238	—	—	—	59,238	B	709.00	09.05.2005-08.05.2012
	1,414**	—	—	—	1,414**	—	468.00	01.11.2007-30.04.2008
	81,632	—	—	—	81,632	B	551.25	18.03.2006-17.03.2013
	103,455	—	—	—	103,455	B	550.50	05.08.2007-04.08.2014
	304,944	—	—	—	304,944			
D. Broadbent	2,029**	—	—	(2,029)**	—	—	468.00	01.11.2005-30.04.2006
	10,000	—	(4,000)**	—	6,000	B	521.50	07.03.2003-06.03.2010
	7,500	—	—	—	7,500	B	709.00	09.05.2005-08.05.2012
	10,000	—	—	—	10,000	B	551.25	18.03.2006-17.03.2013
	10,000	—	—	—	10,000	B	550.50	05.08.2007-04.08.2014
	—	12,500	—	—	12,500	B	702.50	23.03.2008-22.03.2015
	—	1,844**	—	—	1,844**	—	507.00	01.12.2008-31.05.2009
	39,529	14,344	(4,000)	(2,029)	47,844			
Total	**753,614**	**111,141**	**(91,500)**	**(2,029)**	**771,226**			

* The market price at date of exercise was 680.50p.

** The market price at date of exercise was 723.50p.

** Granted under the Provident Financial Employee Savings-Related Share Option Schemes.

2004

	1 January 2004	Granted	Exercised	Lapsed	31 December 2004		Exercise price (p)	Range of normal exercisable dates of options
J. Harnett	33,269	—	—	—	33,269	A	1,037.00	04.05.2002-03.05.2009
	87,500	—	—	—	87,500	A	520.00	28.02.2003-27.02.2010
	16,077	—	—	—	16,077	A	622.00	02.08.2004-01.08.2011
	66,643	—	—	—	66,643	B	709.00	09.05.2005-08.05.2012
	90,702	—	—	—	90,702	B	551.25	18.03.2006-17.03.2013
	—	114,950	—	—	114,950	B	550.50	05.08.2007-04.08.2014
	294,191	114,950	—	—	409,141			
D. Swann*	15,000	—	(15,000)*	—	—	A	450.00	02.09.1999-01.09.2006
	33,336	—	(33,336)*	—	—	A	638.50	01.09.2000-31.08.2007
	7,428	—	—	—	7,428	A	985.00	06.08.2001-05.08.2008
	7,944	—	—	—	7,944	A	979.30	03.03.2002-02.03.2009
	33,882	—	(33,882)*	—	—	A	520.00	28.02.2003-27.02.2010
	41,800	—	—	—	41,800	A	622.00	02.08.2004-01.08.2011
	2,033**	—	—	—	2,033**	—	498.00	01.11.2006-30.04.2007
	59,238	—	—	—	59,238	B	709.00	09.05.2005-08.05.2012
	1,414**	—	—	—	1,414**	—	468.00	01.11.2007-30.04.2008
	81,632	—	—	—	81,632	B	551.25	18.03.2006-17.03.2013
	—	103,455	—	—	103,455	B	550.50	05.08.2007-04.08.2014
	283,707	103,455	(82,218)	—	304,944			
D. Broadbent	2,029**	—	—	—	2,029**	—	468.00	01.11.2005-30.04.2006
	10,000	—	—	—	10,000	B	521.50	07.03.2003-06.03.2010
	7,500	—	—	—	7,500	B	709.00	09.05.2005-08.05.2012
	10,000	—	—	—	10,000	B	551.25	18.03.2006-17.03.2013
	—	10,000	—	—	10,000	B	550.50	05.08.2007-04.08.2014
	29,529	10,000	—	—	39,529			
Total	607,427	228,405	(82,218)	—	753,614			

* *The market price at date of exercise was 747.50p.*

** Granted under the Provident Financial Employee Savings-Related Share Option Schemes.

Options granted under the Provident Financial Long Term Incentive Scheme 2006 are shown separately.

The performance conditions which apply to the exercise of executive share options are as follows:

— Performance condition A (*referred to in the tables above*) applies to options granted prior to 2002. Over a three-year period the real growth in Provident Financial's earnings per share must average 3% a year (after making appropriate adjustments for inflation).

— Performance condition B (referred to in the tables above) applies to options granted in 2002, 2003, 2004 and 2005. Where the option is granted over shares with an aggregate exercise price of up to one times the director's salary, the performance condition is that, over a fixed three-year period, the real growth in earnings per share (after adjusting for inflation) must average 3% a year (if the condition is not satisfied after the three years the period will be extended to four years and then, if the condition is still not satisfied, to five years, whereupon if the condition is still not satisfied, the option will lapse). For options granted in excess of one times the director's salary, the condition is 4% (rather than 3%) real growth in earnings per share.

— Performance condition C (referred to in the tables above) applies to options granted under the Executive Share Option Scheme 2006 ("ESOS"). For options granted in 2006 the target requires annual earnings per share growth to exceed RPI plus 3% averaged over a three-year period. At that level, 25% of the shares under option would be exercisable with the option becoming fully exercisable at average annual growth in earnings per share in excess of RPI plus 6% over the three-year period. A sliding scale for vesting will apply between these levels.

There were no changes in directors' share options between 1 January 2007 and 19 June 2007 other than the exercise of options by D. Broadbent as detailed above.

The aggregate notional gain (representing the difference between the exercise price and the market price of the shares at the date of exercise) made by all the directors on the exercise of share options during 2006 amounted to £nil (2005 £149,000, 2004 £158,000).

Highest paid director

The highest paid director was J. Harnett whose emoluments amounted to £686,000 (2005 £383,000, 2004 £535,000). His notional gain on the exercise of share options (representing the difference between the exercise price and the market price of the shares at the date of exercise) amounted to £nil (2005 £140,000, 2004 £nil).

Beneficial interest in Provident Financial shares

The beneficial interests of the directors in the issued share capital of Provident Financial were as follows:

	Number of shares			
	31 December 2006	31 December 2005	31 December 2004	1 January 2004
J. Harnett	39,969	39,969	31,466	14,494
D. Swann	—	86,725	86,725	59,377
D. Broadbent	—	—	—	—
C. Gregson	1,837	1,837	1,837	1,837
R. Miles	9,000	4,000	4,000	—
T. Hales	5,000	—	—	—

None of the directors has notified Provident Financial of an interest in any other shares, transactions or arrangements which requires disclosure.

Long term incentive schemes

Awards under the Provident Financial Long Term Incentive Scheme 2006, which were granted as nil cost options, were as follows:

	Date of award	Total awards held at 31.12.2006	Exercise price (p)	Market price at date of grant (p)	Normal exercisable dates
J. Harnett	01.06.2006	56,384	Nil	603.00	01.06.2009- 31.05.2016

The awards made in 2006 require the total shareholder return ("TSR") of Provident Financial, over a three-year performance period, when measured against the tailored peer group, to be at least median (25% vesting) with full vesting if TSR exceeds the median by 8.5% a year and straight-line vesting in between these two levels. The peer group comprises the following companies: Alliance & Leicester, Barclays, Bradford & Bingley, Cattles, Close Brothers, Debt Free Direct, HBOS, HSBC, Kensington Group, Lloyds TSB, London Scottish Bank, Northern Rock, Paragon Group, Park Group, Royal Bank of Scotland and S&U.

There were no awards outstanding as at 31 December 2005, 31 December 2004 or 1 January 2004. There were no changes in the awards outstanding between 1 January 2007 and 19 June 2007.

Performance Share Plan

Awards under the Provident Financial Performance Share Plan were as follows:

2006

	Basic awards (number of shares) held at 01.01.2006	Matching awards (number of shares) held at 01.01.2006	Basic awards (number of shares) made in 2006	Matching awards (number of shares) made in 2006	Basic awards (number of shares) held at 31.12.2006	Matching awards (number of shares) held at 31.12.2006	Market price of each share when award was granted (p)	Earliest vesting date
J. Harnett	3,247*	3,247	—	—	—	—	585.00	27 February 2006
	8,486*	8,486	—	—	8,486	8,486	741.00	27 February 2007
	11,733	11,733	—	—	8,486	8,486		
D. Swann	2,828*	2,828	—	—	—	—	585.00	27 February 2006
	7,637*	7,637	—	—	—	—	741.00	27 February 2007
	10,465	10,465	—	—	—	—		
Total	22,198	22,198	—	—	8,486	8,486		

* Vested awards. On 27 February 2006 the basic awards granted in 2003 at a price of 585p to J. Harnett (3,247 shares) and D. Swann (2,828 shares) vested. The matching awards did not vest. The market price on 27 February 2006 was 604p. On 31 May 2006, the basic and matching awards granted in 2004 at a price of 741p to D. Swann (15,274 shares) vested. The market price on 31 May 2006 was 608p. On 27 February 2007, the basic awards granted in 2004 at a price of 741p to J. Harnett (8,486 shares) vested. The matching award did not vest. The market price on 27 February 2007 was 739.5p.

2005

	Basic awards (number of shares) held at 01.01.2005	Matching awards (number of shares) held at 01.01.2005	Basic awards (number of shares) made in 2005	Matching awards (number of shares) made in 2005	Basic awards (number of shares) held at 31.12.2005	Matching awards (number of shares) held at 31.12.2005	Market price of each share when award was granted (p)	Earliest vesting date
J. Harnett	3,247	3,247	—	—	3,247	3,247	585.00	27 February 2006
	8,486	8,486	—	—	8,486	8,486	741.00	27 February 2007
	11,733	11,733	—	—	11,733	11,733		
D. Swann	2,828	2,828	—	—	2,828	2,828	585.00	27 February 2006
	7,637	7,637	—	—	7,637	7,637	741.00	27 February 2007
	10,465	10,465	—	—	10,465	10,465		
Total	22,198	22,198	—	—	22,198	22,198		

2004

	Basic awards (number of shares) held at 01.01.2004	Matching awards (number of shares) held at 01.01.2004	Basic awards (number of shares) made in 2004	Matching awards (number of shares) made in 2004	Basic awards (number of shares) held at 31.12.2004	Matching awards (number of shares) held at 31.12.2004	Market price of each share when award was granted (p)	Earliest vesting date
J. Harnett	3,247	3,247	—	—	3,247	3,247	585.00	27 February 2006
	8,486	8,486	—	—	8,486	8,486	741.00	27 February 2007
	11,733	11,733	—	—	11,733	11,733		
D. Swann	2,828	2,828	—	—	2,828	2,828	585.00	27 February 2006
	7,637	7,637	—	—	7,637	7,637	741.00	27 February 2007
	10,465	10,465	—	—	10,465	10,465		
Total	22,198	22,198	—	—	22,198	22,198		

There are no performance conditions attaching to the basic award. For awards granted in 2004 and 2006, the matching award will vest only if Provident Financial's average annual growth in earnings per share is equal to or greater than RPI plus 3% over a period of three consecutive financial years, the first of which is the financial year starting immediately before the grant date of the matching award. For awards granted in 2005, the matching award will vest only if Provident Financial's average annual growth in earnings per share is equal to or greater than RPI plus 3% over a period of five consecutive years, the first of which is the financial year starting immediately before the grant date of the matching award. Although basic earnings per share is generally used for the performance calculation, for 2006 awards earnings per share before Yes Car Credit closure costs is being used for the starting point to avoid participants benefiting from a low start point due to the impact of the closure of the Yes Car Credit business.

No awards to executive directors were made during the period 1 January 2007 to 19 June 2007.

The dividends payable on the basic and matching award shares are paid to the directors. The gross amounts received in 2006 were J. Harnett £6,084 (2005 J. Harnett £9,076 and D. Swann £8,131, 2004 J. Harnett £8,748 and D. Swann £7,802). These figures have been included in the benefits column in the table of directors' remuneration.

There were no variations in the terms and conditions of plan interests during the years ended 31 December 2004, 31 December 2005 and 31 December 2006.

Pensions and life assurance

There are no directors (2005 one, 2004 one) for whom retirement benefits are accruing under the Provident Financial Senior Pension Scheme (**"the senior pension scheme"**), one director (2005 one, 2004 one) for whom retirement benefits are accruing under the Provident Financial Staff Pension Scheme (**"the staff pension scheme"**) and one director (2005 one, 2004 one) for whom retirement benefits are accruing under a defined contribution scheme.

The senior and staff pension schemes are defined benefit schemes, with two sections; cash balance and final salary. The cash balance section of the schemes was introduced with effect from 1 April 2006 for future service. For those who elected to remain in the final salary section of the schemes the member contribution rate was increased from 7% to 14% of basic salary. Where the value of an executive directors' pension benefit was in

excess of the lifetime allowance on 6 April 2006, he could elect to cease accruing benefits in respect of future service and receive a salary supplement of 30% of basic salary instead.

The final salary section of the senior pension scheme provides, in respect of service from 1 January 2000, a pension of up to two-thirds of basic salary at the normal retirement date at age 60. (The pension provided in respect of service prior to 1 January 2000 is up to two-thirds of basic salary at the normal retirement date at age 60 reduced by an amount approximately equal to two-thirds of the single person's basic rate state pension from state pension age). The senior pension scheme also provides spouses' pensions of two-thirds of the director's pension if the director dies whilst he is either a deferred member or in retirement. If the director does not leave a spouse, the pension will be paid to any dependants at the discretion of the trustees of the senior pension scheme. With the consent of Provident Financial, a director can retire under the senior pension scheme rules at any time between the ages 50 and 60, in which case the pension payable would be the accrued pension (based on salary and pensionable service at the date he leaves the service of Provident Financial or 31 March 2006 if the director has elected to cease accruing benefits) reduced to reflect the longer period for which it will be paid. Pensions in respect of service up to 1 January 2000 are guaranteed to increase, when in payment, at a rate of 5% each year. Pensions in respect of service from 1 January 2000 are guaranteed to increase each year by the lower of the annual increase in RPI and 5%. Discretionary increases may be granted by the trustees with the consent of Provident Financial. There are no discretionary benefits for which allowance is made when calculating transfer values on leaving service.

D. Swann (who ceased to be a director on 17 May 2006 and an employee on 31 May 2006) was in the final salary section of the senior pension scheme but elected to cease accruing benefits after 31 March 2006 and to receive a salary supplement.

D. Broadbent is a member of the cash balance section of the staff pension scheme. The cash balance section of the staff pension scheme provides directors with a pension credit of 25% of pensionable earnings each year to a retirement account. Directors contribute at the rate of 5% of pensionable earnings. Currently, the pension credit increases each year by the increase in RPI plus 1.5%. At retirement up to 25% of the total value of the retirement account can be taken as a lump sum, with the balance used to purchase an annuity. If the director dies in service, a death benefit of five times salary plus the value of the retirement account is payable. In addition, a spouses pension is payable in respect of the directors service whilst a member of the final salary section of the scheme.

Details of the pension entitlements earned under the senior pension scheme for D. Swann and the staff pension scheme for D. Broadbent are set out below:

2006

	Age at 31 December 2006	Accrued annual pension at 31 December 2006	(Decrease)/ increase in annual pension*	Director's contribution	Transfer value of pension benefits accrued at 31 December 2006	(Decrease)/ increase in transfer value less director's contributions
		£'000	£'000	£'000	£'000	£'000
D. Swann	59	170**	(14)	5	4,776	(202)
D. Broadbent	38	29	18	6	80	18

2005

	Age at 31 December 2005	Accrued annual pension at 31 December 2005	Increase in annual pension*	Director's contribution	Transfer value of pension benefits accrued at 31 December 2005	Increase in transfer value less director's contributions
		£'000	£'000	£'000	£'000	£'000
D. Swann	58	196**	16	21	4,973	965
D. Broadbent	37	10	3	7	56	18

2004

	Age at 31 December 2004	Accrued annual pension at 31 December 2004	Increase in annual pension*	Director's contribution	Transfer value of pension benefits accrued at 31 December 2004	Increase in transfer value less director's contributions
		£'000	£'000	£'000	£'000	£'000
D. Swann	57	176**	19	19	3,987	837
D. Broadbent	36	7	2	6	31	7

* Net of inflationary increase. As D. Swann ceased to accrue final salary benefits on 31 March 2006 and there was no increase in his pensionable earnings over 2006, the accrued pension fell in real terms over 2006. D. Swann's decrease in accrued pension is also partly due to the reduction made to his pension upon his early retirement, and partly due to his decision to commute part of his scheme pension for a tax free lump sum of £383,300.

** The accrued pension excludes the scheme bridging pension payable from the date of retirement until the basic state pension becomes payable.

J. Harnett has a defined contribution personal pension arrangement. Life assurance benefit is provided by the senior pension scheme. Provident Financial contributes 30% of his basic salary to his pension arrangements. The contributions are invested to produce benefits at age 60 or on death. He is also eligible for a lump sum death benefit of four times salary at date of death. Provident Financial's contributions in respect of J. Harnett during 2006 (including the cost of life assurance) amounted to £103,087 (2005 £105,263, 2004 £87,098).

9. Employee information

The average number of persons employed by IHC (including directors) was as follows:

	2004	2005	2006
	Number	Number	Number
Full-time	3,224	3,577	4,742
Part-time	56	177	342
Total	3,280	3,754	5,084

IHC employment costs — all employees (including directors):

	2004	2005	2006
	£m	£m	£m
Gross wages and salaries	32.8	37.9	47.5
Employers' national insurance contributions	7.6	9.0	13.1
Pension costs	1.3	1.2	0.1
Share-based payment charge/(credit)	0.3	0.5	(0.4)
Total	42.0	48.6	60.3

10. Intangible assets

	Computer software		
	2004	2005	2006
	£m	£m	£m
Cost			
At 1 January	—	—	1.9
Additions	—	1.9	12.1
At 31 December	—	1.9	14.0
Amortisation			
At 1 January and 31 December	—	—	—
Net book value			
At 31 December	—	1.9	14.0

The costs capitalised as intangible assets in 2005 and 2006 represent amounts paid to PF Group companies to acquire the right to use software which has been developed by the PF Group. Amortisation will be charged on these assets in future years in line with the consumption of the future economic benefits of the assets.

11. Property, plant and equipment

	Equipment and vehicles		
	2004	2005	2006
	£m	£m	£m
Cost			
At 1 January	21.5	30.5	39.6
Exchange adjustments	2.5	0.3	(0.2)
Additions	10.8	13.1	17.4
Disposals	(4.3)	(4.3)	(8.0)
At 31 December	30.5	39.6	48.8
Depreciation			
At 1 January	8.3	12.1	16.1
Exchange adjustments	1.5	0.2	0.1
Charge to the combined income statement	4.6	6.2	7.2
Disposals	(2.3)	(2.4)	(4.8)
At 31 December	12.1	16.1	18.6
Net book value			
At 31 December	18.4	23.5	30.2

12. Deferred tax

Deferred tax is calculated in full on temporary differences under the combined balance sheet liability method using a tax rate of 30% (2005 and 2004 30%) or the appropriate overseas tax rate. The movement in the deferred tax asset during the year can be analysed as follows:

	2004	2005	2006
	£m	£m	£m
At 1 January	5.8	10.4	12.6
Exchange differences	0.6	0.5	(0.3)
Credit to the combined income statement	3.0	1.4	3.6
Tax credit/(charge) on items taken directly to invested capital	1.2	0.8	(0.3)
Tax charge on items taken to PF Group funding	(0.2)	(0.5)	—
At 31 December	10.4	12.6	15.6

An analysis of the deferred tax asset is set out below:

	Losses	Other temporary differences	Retirement benefit obligations	Total
	£m	£m	£m	£m
At 1 January 2004	0.3	3.2	2.3	5.8
Exchange differences	—	0.6	—	0.6
(Charge)/credit to the combined income statement	(0.3)	3.3	—	3.0
Tax on items taken directly to invested capital	—	0.3	0.9	1.2
Tax charge on items taken to PF Group funding	—	—	(0.2)	(0.2)
At 31 December 2004	—	7.4	3.0	10.4
At 1 January 2005	—	7.4	3.0	10.4
Exchange differences	—	0.5	—	0.5
Credit/(charge) to the combined income statement	—	1.6	(0.2)	1.4
Tax on items taken directly to invested capital	—	0.4	0.4	0.8
Tax charge on items taken to PF Group funding	—	—	(0.5)	(0.5)
At 31 December 2005	—	9.9	2.7	12.6
At 1 January 2006	—	9.9	2.7	12.6
Exchange differences	—	(0.3)	—	(0.3)
Credit/(charge) to the combined income statement	—	5.4	(1.8)	3.6
Tax on items taken directly to invested capital	—	(0.6)	0.3	(0.3)
Tax credit/(charge) on items taken to PF Group funding	—	1.3	(1.3)	—
At 31 December 2006	—	15.7	(0.1)	15.6

Deferred tax assets have been recognised in respect of all tax losses and other temporary timing differences giving rise to deferred tax assets because it is probable that these assets will be recovered.

Deferred tax has not been provided on temporary differences on investments in certain overseas subsidiaries because IHC is able to control the timing of the reversal and it is probable that the difference will not reverse in the foreseeable future. IHC's policy is to retain profits in such overseas subsidiaries for the foreseeable future. The aggregate temporary differences in respect of which no deferred tax has been provided amounts to £179.1m (2005 £141.0m, 2004 £80.4m). The unprovided deferred tax amounts to £16.4m (2005 £13.9m, 2004 £7.5m).

13. Amounts receivable from customers

	2004	2005	2006
	£m	£m	£m
Amounts receivable from customers comprise:			
— due within one year	285.1	322.1	312.4
— due in two to five years	—	6.6	18.6
Total	285.1	328.7	331.0

The currency profile of amounts receivable from customers is as follows:

	2004	2005	2006
	£m	£m	£m
Polish zloty	165.7	177.7	164.1
Czech crown	48.4	55.2	64.6
Hungarian forint	53.2	64.6	60.1
Slovak crown	15.6	19.8	23.1
Central European currencies	282.9	317.3	311.9
Mexican peso	2.2	11.4	18.1
Romanian leu	—	—	1.0
Total	285.1	328.7	331.0

Amounts receivable from customers are held at amortised cost and are equal to the expected future cash flows receivable discounted at the average EIR of 128% (2005 133%, 2004 133%). All amounts receivable from

customers are at fixed interest rates. The average period to maturity of the amounts receivable from customers is 5.5 months (2005 4.9 months, 2004 4.6 months). The fair value of amounts receivable from customers is approximately £400m (2005 £400m, 2004 £400m). Fair value has been derived by discounting expected future cash flows (net of collection costs) at an appropriate discount rate.

The impairment charge in respect of amounts receivable from customers reflected in operating costs can be analysed as follows:

	2004	2005	2006
	£m	£m	£m
Central Europe	86.5	128.8	90.6
Mexico	0.5	3.6	12.5
Total	**87.0**	**132.4**	**103.1**

Revenue recognised on amounts receivable from customers which have been impaired was £141.0m (2005 £123.2m, 2004 £79.6m).

14. Amounts due from PF Group companies

	2004	2005	2006
	£m	£m	£m
Amounts due from PF Group companies	**80.7**	**127.8**	**157.7**

The amounts due from PF Group companies represent deposits under a netting arrangement involving IHC, Provident Financial and an external bank.

Under the netting arrangement, IHC borrows zloty from an external bank and, as a separate step, deposits an equivalent amount of zloty with Provident Financial. Provident Financial then deposits an equivalent amount of zloty with the same external bank. Within the PF Group financial statements the deposit held with the external bank and the associated borrowing are shown on a net basis (i.e. the deposit is netted against the borrowing to show a small net borrowing) as the PF Group has a legal right of set-off of the deposit and borrowing.

For the purposes of the IHC combined financial information, there is no legal right of set-off between the deposit held with Provident Financial and the external bank borrowing. Accordingly, the amounts are shown on a gross basis. Prior to the demerger, the netting arrangement will have been amended to operate solely between companies within IHC and the external bank, therefore the deposit and the associated bank borrowing will be presented on a net basis.

Amounts due from PF Group companies are unsecured, repayable on demand and accrue interest at rates linked to the relevant national LIBOR.

The fair value of amounts due from PF Group companies at 31 December 2006 equates to their book value (2005 and 2004 fair value equalled book value).

15. Cash and cash equivalents

	2004	2005	2006
	£m	£m	£m
Cash at bank and in hand	15.5	19.2	22.8
Short-term deposits	31.2	27.9	21.7
Total	**46.7**	**47.1**	**44.5**

At 31 December 2006 £21.4m (2005 £27.9m, 2004 £31.3m) of the short-term deposits and £nil (2005 £0.2m, 2004 £0.6m) of the cash at bank and in hand are held by a company in IHC that is separately regulated. The regulators of this company require their investments and cash to be retained within the company and these monies cannot be used to finance other parts of IHC or to repay borrowings of IHC.

The average period to maturity of the short-term deposits is one month (2005 one month, 2004 one month). The currency profile of cash and cash equivalents is as follows:

	2004	2005	2006
	£m	£m	£m
Sterling	7.8	16.8	13.6
Polish zloty	12.3	9.7	11.4
Czech crown	20.9	13.1	9.9
Hungarian forint	2.2	3.5	4.1
Slovak crown	3.0	2.0	1.9
Mexican peso	0.5	2.0	3.0
Romanian leu	—	—	0.6
Total	**46.7**	**47.1**	**44.5**

All of the cash and cash equivalents accrue interest at floating rates linked to the relevant national LIBOR. The weighted average fixed interest rate on cash and cash equivalents was 3.57% (2005 2.00%, 2004 2.63%). The fair value of cash and cash equivalents approximates to their book value (2005 and 2004 fair value approximated to book value).

16. Trade and other receivables

	2004	2005	2006
	£m	£m	£m
Trade debtors	0.4	0.5	1.2
Other debtors	0.6	1.3	0.5
Prepayments and accrued income	3.7	4.3	4.8
Total	4.7	6.1	6.5

The fair value of trade and other receivables at 31 December 2006 equates to their book value (2005 and 2004 fair value equalled book value).

17. Bank borrowings

a) Borrowing facilities and borrowings

IHC is funded by a combination of borrowings with external banks and borrowings with the PF Group (note 18).

External bank borrowing facilities principally comprise arrangements with banks for committed revolving loan facilities in a number of currencies for periods of up to five years and overdrafts and uncommitted loans which are repayable on demand. At 31 December 2006 borrowings under these facilities amounted to £388.0m (2005 £387.7m, 2004 £336.8m).

b) Maturity profile of bank borrowings

The maturity of IHC's external bank borrowings, together with the maturity of committed external bank facilities, is as follows:

	2004	2005	2006
	£m	£m	£m
Borrowing facilities available			
Repayable:			
On demand	0.2	—	1.8
In less than one year	215.1	198.2	366.4
Between one and two years	39.8	186.8	110.7
Between two and five years	297.7	211.1	142.7
Total	552.8	596.1	621.6

	2004 £m	2005 £m	2006 £m
Borrowings			
Repayable:			
In less than one year	92.5	145.6	218.4
Between one and two years	35.8	113.3	79.5
Between two and five years	208.5	128.8	90.1
	244.3	242.1	169.6
Total	**336.8**	**387.7**	**388.0**

The average period to maturity of IHC's committed external bank facilities was 1.8 years (2005 2.5 years, 2004 2.5 years).

The fair value of IHC's bank borrowings equates to their book value (2005 and 2004 fair value equalled book value).

c) Interest rate and currency profile of bank borrowings

The currency exposure on external bank borrowings is as follows:

	2004 £m	2005 £m	2006 £m
Polish zloty	196.8	236.8	231.1
Czech crown	66.1	58.1	48.1
Hungarian forint	51.1	57.9	54.0
Slovak crown	20.3	23.3	29.4
Mexican peso	2.5	11.6	25.4
Total	**336.8**	**387.7**	**388.0**

All of the external bank borrowings held by IHC have floating interest rates.

d) Undrawn committed external bank borrowing facilities

The undrawn committed external bank borrowing facilities at 31 December were as follows:

	2004 £m	2005 £m	2006 £m
Expiring within one year	122.6	52.6	148.0
Expiring within one to two years	4.0	73.5	31.2
Expiring in more than two years	89.2	82.3	52.6
Total	**215.8**	**208.4**	**231.8**

18. PF Group borrowings

	2004 £m	2005 £m	2006 £m
PF Group borrowings	42.9	53.5	79.4

PF Group borrowings are unsecured, repayable on demand, accrue interest at rates linked to LIBOR and are denominated in sterling. There is no maximum facility.

The fair value of PF Group borrowings equalled their book value (2005 and 2004 fair value equalled book value).

19. Derivative financial instruments

The current Provident Financial board approves treasury policies and the Provident Financial group treasury function manages the day-to-day operations. The board delegates certain responsibilities to the treasury committee. The treasury committee, which is chaired by A. Fisher, is empowered to take decisions within that delegated authority. Treasury activities and compliance with the treasury policies are reported to the Provident Financial board on a regular basis and are subject to periodic independent reviews and audits, both internal and

external. Treasury policies are designed to manage the main financial risks faced by IHC in relation to funding and investment. These policies ensure that the borrowings and investments are with high quality counterparties; are limited to specific instruments; the exposure to any one counterparty or type of instrument is controlled; and IHC's exposure to interest rate and exchange rate movements is maintained within set limits.

The treasury function enters into derivative transactions, principally interest rate swaps, currency swaps and forward currency contracts. The purpose of these transactions is to manage the interest rate and currency risks arising from IHC's underlying business operations. No transactions of a speculative nature are undertaken and written options may only be used when matched by purchased options.

The treasury policies in place in the current PF Group will be replicated in IHC following demerger.

Interest rate risk

IHC seeks to limit the net exposure to changes in interest rates. This is achieved through the use of derivative instruments such as interest rate swaps.

Currency risk

IHC has significant potential exposure to movements in exchange rates. The policy of IHC is to minimise the value of net assets denominated in foreign currencies by funding the overseas receivables by borrowings in local currency (or by sterling borrowings swapped into local currency) for the duration of the loans. The policy of IHC is to hedge the currency risk associated with expected future cash flows which are denominated in local currency and which are expected to arise in the following 12 months. Where formal foreign exchange contracts have been entered into they are designated as cash flow hedges on specific future transactions.

The fair value of derivative financial instruments is set out below:

	2004	2005	2006
	£m	*£m*	*£m*
Assets			
Interest rate swaps	1.0	0.4	0.6
Foreign currency contracts	—	0.1	—
Total	1.0	0.5	0.6

	2004	2005	2006
	£m	*£m*	*£m*
Liabilities			
Interest rate swaps	2.8	3.5	1.6
Foreign currency contracts	1.4	1.4	0.7
Total	4.2	4.9	2.3

The fair value of derivative financial instruments has been calculated by discounting expected future cash flows using interest rate yield curves and forward foreign exchange rates prevailing at 31 December.

Interest rate swaps

The total notional principal of outstanding interest rate swaps that IHC is committed to is £233.7m (2005 £330.6m, 2004 £323.1m).

The weighted average interest rate, range of interest rates and period to maturity of IHC's interest rate swaps were as follows:

	Weighted average interest rate	Range of interest rates	Weighted average period to maturity
	%	%	Years
2004			
Polish zloty	6.8	4.7–8.9	1.5
Czech crown	3.5	2.6–5.6	1.3
Hungarian forint	8.0	6.4–11.9	1.4
Slovak crown	4.6	3.9–5.0	1.6
2005			
Polish zloty	6.1	4.5–7.9	1.1
Czech crown	3.3	2.3–4.2	1.4
Hungarian forint	8.0	6.3–10.9	1.3
Slovak crown	4.1	2.7–5.0	1.4
Mexican peso	9.6	9.4–9.7	2.2
2006			
Polish zloty	6.1	4.5–7.9	0.9
Czech crown	3.2	2.3–4.2	0.9
Hungarian forint	7.8	6.3–9.6	1.3
Slovak crown	3.9	2.7-5.3	1.2
Mexican peso	8.7	8.2-9.7	1.9

The majority of the interest rate swaps are designated and are effective under IAS 39 as cash flow hedges, and the fair value thereof has been deferred in invested capital. A credit of £0.1m (2005 credit of £0.3m, 2004 charge of £0.4m) has been made to the combined income statement in the year representing the movement in the fair value of the ineffective portion of the interest rate swaps.

Foreign exchange contracts

The total notional amount of outstanding foreign exchange contracts that IHC is committed to is £45.1m (2005 £63.3m, 2004 £50.3m). These comprise:

- forward foreign exchange contracts to buy or sell sterling for a total notional amount of £6.7m (2005 £5.7m, 2004 £5.3m). These contracts have various maturity dates up to August 2007 (2005 July 2006, 2004 October 2005) and have been designated and are effective as cash flow hedges under IAS 39 and accordingly the fair value thereof has been deferred in invested capital. In 2004 an amount of £0.5m was charged to the combined income statement in respect of forward foreign exchange contracts that did not qualify for hedge accounting under IAS39;
- foreign exchange put/sterling call options with a total notional amount of £38.4m (2005 £57.6m, 2004 £45.0m). These options have various maturity dates up to December 2007 (2005 December 2006, 2004 December 2005). The options are taken out to economically hedge the translation risk on the profit/loss of overseas countries but do not qualify for hedge accounting under IAS 39. The credit to the combined income statement for the year to 31 December 2006 in respect of these options was £0.4m (2005 credit of £0.1m, 2004 charge of £0.7m).

20. Trade and other payables

	2004	2005	2006
	£m	£m	£m
Trade creditors	—	1.8	1.6
Other creditors, including taxation and social security	2.5	3.9	7.1
Accruals	13.5	15.5	26.3
Total	16.0	21.2	35.0

The fair value of trade and other payables equates to their book value (2005 and 2004 fair value equalled book value).

21. Retirement benefit obligations/asset

(a) *Pension schemes — defined benefit*

IHC participates in a number of UK based pension schemes operated by Provident Financial. The two major defined benefit pension schemes are the Provident Financial Senior Pension Scheme and the Provident Financial Staff Pension Scheme. The schemes are of the funded, defined benefit type providing retirement benefits based on final salary. Following a full review of pension scheme arrangements during 2005, from 1 April 2006 members were provided with a choice of paying higher member contributions to continue accruing benefits based on final salary or paying a lower member contribution and accruing benefits based on a percentage of salary which would be revalued each year.

The assets and liabilities of the PF Group pension schemes have been allocated between statutory entities on a pro-rata basis based upon the agreed actual employer cash contributions made by each subsidiary company. For the purposes of the combined financial information, the pension obligations/asset represent an aggregation of the statutory entities forming IHC plus an allocation of the PF Group corporate office pension obligations/asset based on the expected split of corporate office staff on demerger.

Actuarial valuations of scheme assets and the present value of the defined benefit obligations were carried out at 1 June 2004 and 1 June 2006 by a qualified independent actuary. The valuation used for the purposes of IAS 19 has been based on these valuations which have been updated by the actuary to take account of the requirements of IAS 19 in order to assess the liabilities of the scheme at 31 December 2004, 31 December 2005 and 31 December 2006. Scheme assets are stated at fair value at 31 December 2004, 31 December 2005 and 31 December 2006.

The major assumptions used by the actuary were:

	2004	2005	2006
	%	%	%
Price inflation	2.75	2.80	3.10
Rate of increase in pensionable salaries	4.34	4.38	4.68
Rate of increase to pensions in payment	2.75	2.80	3.10
Discount rate	5.40	4.80	5.10
Long term rate of return:			
— equities	7.85	7.85	7.85
— bonds	4.60	4.10	5.10
— index-linked gilts	4.60	4.10	4.50
— other	4.80	4.50	5.25
— overall (weighted average)	7.17	6.74	6.62

The expected return on plan assets is determined by considering the expected returns available on the assets underlying the current investment policy. Expected yields or fixed interest investments are based on gross redemption yields as at the balance sheet date. Expected returns on equity reflect long-term real rates of return experienced in the respective markets.

The mortality assumptions used in the valuation of the defined benefit pension schemes are based on the mortality experience of insured pension schemes and allow for future improvements in life expectancy. For members of the staff scheme it is assumed that members who retire in the future at age 65 will live on average for a further 21 years if they are male and for a further 24 years if they are female. For members of the senior scheme it is assumed that members who retire in the future at age 60 will live on average for a further 29 years if they are male and for a further 32 years if they are female. If assumed life expectancies had been one year greater for both schemes, the charge to the combined income statement would have increased by approximately £nil and the defined benefit obligation would have increased by approximately £1.0m.

The amounts recognised in the combined balance sheet are as follows:

	2004	2005	2006
	£m	£m	£m
Equities	13.3	16.5	18.5
Bonds	1.8	1.6	1.7
Index-linked gilts	1.5	2.0	2.0
Other	0.4	4.2	12.4
Total fair value of scheme assets	17.0	24.3	34.6
Present value of funded defined benefit obligations	(27.4)	(32.5)	(34.2)
Net (liability)/asset recognised in the combined balance sheet	**(10.4)**	**(8.2)**	**0.4**

The amounts recognised in the combined income statement are as follows:

	2004	2005	2006
	£m	£m	£m
Current service cost	(0.5)	(0.5)	(0.5)
Interest cost	(1.3)	(1.5)	(1.5)
Expected return on scheme assets	1.1	1.2	2.0
Past service credit	—	—	0.1
Curtailment credit	—	—	0.2
Net (charge)/credit recognised in the combined income statement	**(0.7)**	**(0.8)**	**0.3**

The net (charge)/credit recognised in the combined income statement has been included within administrative expenses.

From 5 April 2006, changes to the rules of the pension schemes and to the tax applying to pension scheme benefits has meant that in most cases members of the pension schemes will be able to take a larger proportion of their benefits in the form of a cash lump sum at retirement. Due to the terms under which members' pensions are converted into cash lump sums, these changes have led to a £0.1m past service saving related to deferred members of the pension schemes and a £0.2m curtailment saving relating to active members of the pension schemes.

Movements in the fair value of scheme assets were as follows:

	2004	2005	2006
	£m	£m	£m
Fair value of scheme assets at 1 January	14.5	17.0	24.3
Expected return on scheme assets	1.1	1.2	2.0
Actuarial gains/(losses) on scheme assets	0.9	2.3	(0.4)
Contributions by IHC	1.2	4.2	9.4
Contributions paid by scheme participants	0.2	0.2	0.2
Net benefits paid out	(0.9)	(0.6)	(0.9)
Fair value of scheme assets at 31 December	**17.0**	**24.3**	**34.6**

During 2005, IHC made additional special contributions of £0.6m in May 2005 and £1.5m in December 2005. IHC made a further special contribution of £4.9m in January 2006 in order to ensure that the defined benefit pension schemes were fully funded based on the June 2005 deficit position. Regular employer contributions are expected to be £0.4m in 2007.

Movements in the present value of the defined benefit obligation were as follows:

	2004	2005	2006
	£m	£m	£m
Defined benefit obligation at 1 January	(22.4)	(27.4)	(32.5)
Current service cost	(0.5)	(0.5)	(0.5)
Interest cost	(1.3)	(1.5)	(1.5)
Past service credit	—	—	0.1
Curtailment credit	—	—	0.2
Contributions paid by scheme participants	(0.2)	(0.2)	(0.2)
Actuarial losses on scheme liabilities	(3.9)	(3.5)	(0.7)
Net benefits paid out	0.9	0.6	0.9
Defined benefit obligation at 31 December	**(27.4)**	**(32.5)**	**(34.2)**

The actual return on scheme assets compared to the expected return was as follows:

	2004	2005	2006
	£m	£m	£m
Expected return on scheme assets	1.1	1.2	2.0
Actuarial gains/(losses) on scheme assets	0.9	2.3	(0.4)
Actual return on scheme assets	**2.0**	**3.5**	**1.6**

Actuarial gains and losses have been recognised through the combined statement of recognised income and expense (combined SORIE) in the period in which they occur.

An analysis of the amounts recognised in the combined SORIE is as follows:

	2004	2005	2006
	£m	£m	£m
Actuarial gains/(losses) on scheme assets	0.9	2.3	(0.4)
Actuarial losses on scheme liabilities	(3.9)	(3.5)	(0.7)
Total loss recognised in the combined SORIE in the year	**(3.0)**	**(1.2)**	**(1.1)**
Cumulative amount of losses recognised in the combined SORIE	**(3.0)**	**(4.2)**	**(5.3)**

The history of experience adjustments is as follows:

	2004	2005	2006
Experience gains/(losses) on scheme assets			
— Amount (£m)	0.9	2.3	(0.4)
— Percentage of scheme assets	5.3%	9.5%	(1.2)%
Experience losses on scheme liabilities			
— Amount (£m)	(1.2)	—	(1.1)
— Percentage of scheme liabilities	(4.4)%	—	(3.2)%

(b) Pension schemes — defined contribution

For new employees joining the PF Group after 1 January 2003, a stakeholder pension plan was introduced into which IHC contributes 8% of pensionable earnings of the member provided that the member contributes a minimum of 6% of pensionable earnings. The assets of the scheme are held separately from those of IHC. The pension charge in the combined income statement represents contributions payable by IHC in respect of the plan and amounted to £55,000 for the year ended 31 December 2006 (2005 £34,000, 2004 £24,000). No contributions were payable to the fund at the year end (2005 and 2004 £nil).

22. Share-based payment

IHC participates in three PF Group share schemes: senior executive share option schemes (ESOS), employee savings-related share option schemes (typically referred to as Save As You Earn schemes (SAYE)) and the Performance Share Plan (PSP). For the purposes of assessing the combined income statement charge/(credit)

under IFRS 2, the options/awards under the schemes were valued using the binomial option pricing model. The credit to the combined income statement during the year was £0.4m (2005 charge of £0.5m, 2004 charge of £0.3m). The fair value per option granted and the assumptions used in the calculations of the share-based payment charge/(credit) are as follows:

	ESOS	SAYE	PSP
2004			
Grant date	29-Jul-04	26-Aug-04	27-Feb-04
Share price at grant date (£)	5.51	5.88	7.41
Exercise price (£)	5.51	4.53	—
Shares under option	510,499	29,076	16,972
Vesting period (years)	3	3,5 and 7	3
Expected volatility	35%	35%	n/a
Option life (years)	10	Up to 7	3
Expected life (years)	5	Up to 7	3
Risk free rate	5.1%	4.9%	n/a
Expected dividends expressed as a dividend yield	6.0%	6.0%	n/a
Fair value per option (£)	1.25	1.61-1.64	7.41

	ESOS	SAYE	PSP
2005			
Grant date	23-Mar-05	21-Oct-05	17-Mar-05
Share price at grant date (£)	7.03	5.95	7.08
Exercise price (£)	7.03	5.07	—
Shares under option	611,797	31,181	16,954
Vesting period (years)	3	3,5 and 7	5
Expected volatility	28.0%	28.0%	n/a
Option life (years)	10	Up to 7	5
Expected life (years)	5	Up to 7	5
Risk free rate	4.7%	4.3%	n/a
Expected dividends expressed as a dividend yield	6.0%	6.0%	n/a
Fair value per option (£)	1.59	1.45-1.50	7.08

	ESOS	SAYE	PSP
2006			
Grant date	7-Jun-06	19-Oct-06	15-Mar-06
Share price at grant date (£)	5.77	6.36	6.46
Exercise price (£)	5.77	4.91	—
Shares under option	970,870	23,256	7,762
Vesting period (years)	3	3,5 and 7	5
Expected volatility	25.0%	25.0%	n/a
Option life (years)	10	Up to 7	5
Expected life (years)	5	Up to 7	5
Risk free rate	4.5%	4.5%	n/a
Expected dividends expressed as a dividend yield	6.0%	6.0%	n/a
Fair value per option (£)	0.91	1.41-1.45	6.46

The expected volatility is based on historical volatility over the last three years. The expected life is the average expected period to exercise. The risk free rate of return is the yield on zero coupon UK government bonds.

A reconciliation of share option movements during the year is shown below:

2004	ESOS Number	ESOS Weighted average exercise price £	SAYE Number	SAYE Weighted average exercise price £	PSP Number	PSP Weighted average exercise price £
Outstanding at 1 January	1,718,536	6.38	116,945	5.21	6,494	—
Granted	510,499	5.51	29,076	4.53	16,972	—
Expired	(4,133)	7.54	(5,767)	5.61	—	—
Exercised	(165,357)	5.46	(14,844)	5.03	—	—
Outstanding at 31 December	2,059,545	6.30	125,410	4.92	23,466	—
Exercisable at 31 December	755,798	7.00	—	—	—	—
Range of exercise prices	4.50-10.37		4.53-5.12		—	
Weighted average period to exercise date (years)	1.8		2.3		2.2	

2005	ESOS Number	ESOS Weighted average exercise price £	SAYE Number	SAYE Weighted average exercise price £	PSP Number	PSP Weighted average exercise price £
Outstanding at 1 January	2,059,545	6.30	125,410	4.92	23,466	—
Granted	611,797	7.03	31,181	5.07	16,954	—
Expired	(4,953)	5.59	(6,184)	5.98	—	—
Exercised	(198,169)	5.31	(15,919)	4.74	—	—
Outstanding at 31 December	2,468,220	6.57	134,488	4.91	40,420	—
Exercisable at 31 December	905,771	7.37	—	—	—	—
Range of exercise prices	5.20-10.37		4.53-7.44		—	
Weighted average period to exercise date (years)	1.6		2.3		2.5	

2006	ESOS Number	ESOS Weighted average exercise price £	SAYE Number	SAYE Weighted average exercise price £	PSP Number	PSP Weighted average exercise price £
Outstanding at 1 January	2,468,220	6.57	134,488	4.91	40,420	—
Granted	970,870	5.77	23,256	4.91	7,762	—
Expired	(149,100)	6.48	(12,669)	5.31	(3,247)	—
Exercised	—	—	(31,521)	5.02	(3,247)	—
Outstanding at 31 December	3,289,990	6.34	113,554	4.83	41,688	—
Exercisable at 31 December	1,199,873	6.82	—	—	—	—
Range of exercise prices	5.20-10.37		4.53-5.12		—	
Weighted average period to exercise date (years)	1.6		2.5		1.8	

23. Combined reconciliation of the movement in the Provident Financial investment in IHC

	Provident Financial investment in IHC
	£m
At 1 January 2004	(8.6)
Exchange gains on foreign currency translations	3.9
Net fair value losses — cash flow hedges	(1.0)
Actuarial losses on retirement benefit obligations	(3.0)
Tax credit on items taken directly to invested capital	1.2
Net income recognised directly in invested capital	1.1
Profit after taxation	24.7
Total recognised income for the year	25.8
PF Group funding adjustment	4.5
Share-based payment charge	0.3
At 31 December 2004	**22.0**
At 1 January 2005	22.0
Exchange gains on foreign currency translations	2.6
Net fair value losses — cash flow hedges	(1.4)
Actuarial losses on retirement benefit obligations	(1.2)
Tax credit on items taken directly to invested capital	0.8
Net income recognised directly in invested capital	0.8
Profit after taxation	31.8
Total recognised income for the year	32.6
PF Group funding adjustment	1.1
Share-based payment charge	0.5
At 31 December 2005	**56.2**
At 1 January 2006	56.2
Exchange losses on foreign currency translations	(0.2)
Net fair value gains — cash flow hedges	1.8
Actuarial losses on retirement benefit obligations/asset	(1.1)
Tax charge on items taken directly to invested capital	(0.3)
Net income recognised directly in invested capital	0.2
Profit after taxation	25.4
Total recognised income for the year	25.6
PF Group funding adjustment	0.8
Share-based payment credit	(0.4)
At 31 December 2006	**82.2**

24. Commitments

Commitments to make operating lease payments during the next financial year are as follows:

	2004	2005	2006
	£m	£m	£m
Leases expiring:			
Not later than one year	1.0	1.1	1.7
Later than one year but not later than five years	3.0	3.4	2.9
Later than five years	3.0	3.2	3.3
Total	**7.0**	**7.7**	**7.9**

Other commitments are as follows:

	2004	2005	2006
	£m	£m	£m
Capital expenditure commitments contracted with third parties but not provided for at 31 December	3.0	0.4	0.6

25. Contingent liabilities

IHC has a contingent liability for guarantees given in respect of the borrowings of certain other PF Group companies to a maximum of £970.3m (2005 £990.6m, 2004 £874.7m). At 31 December 2006 the fixed and floating borrowings under these facilities amounted to £633.0m (2005 £595.1m, 2004 £520.9m). The directors do not expect any loss to arise. These guarantees are defined as financial guarantees under IAS 39 and their fair value at 31 December 2006 was £nil (2005 and 2004 £nil).

26. Post balance sheet events

On 2 March 2007, Provident Financial made a capital contribution of £30.0m to IHC. On 20 June 2007, Provident Financial made a further capital contribution of £40.0m to IHC. The capital contributions were used to repay amounts owed to the PF Group.

27. Related party transactions

IHC has various transactions with other companies in the PF Group. Details of these transactions along with any balances outstanding at 31 December are set out below:

	31 December 2004		
	Recharge of costs	Interest charge	Outstanding balance
	£m	£m	£m
UKHC	1.4	—	(7.6)
Provident Financial and other central companies	5.7	2.9	45.4
Total	7.1	2.9	37.8

	31 December 2005		
	Recharge of costs	Interest charge	Outstanding balance
	£m	£m	£m
UKHC	3.3	—	0.1
Vanquis Bank	0.5	—	(0.5)
Provident Financial and other central companies	8.4	7.2	74.7
Total	12.2	7.2	74.3

	31 December 2006		
	Recharge of costs	Interest charge	Outstanding balance
	£m	£m	£m
UKHC	17.8	—	—
Vanquis Bank	—	—	(0.1)
Provident Financial and other central companies	6.9	6.7	78.4
Total	24.7	6.7	78.3

Amounts payable to UKHC include £12.1m in respect of computer software licences (2005 £1.9m, 2004 £nil) which have been capitalised as part of intangible assets.

PART V

UNAUDITED PRO FORMA STATEMENT OF NET ASSETS OF THE UK GROUP

Set out below is an unaudited pro forma statement of consolidated net assets of the UK Group as at 31 December 2006, which has been prepared on the basis described in the notes below to illustrate the effect on the consolidated net assets of the UK Group of the demerger of the international home credit business of Provident Financial from Provident Financial as if it had occurred at 31 December 2006. Because of its nature, the pro forma statement addresses a hypothetical situation and, therefore, does not represent the UK Group's actual financial position or results following the completion of the Demerger and has been prepared for illustrative purposes only.

		Adjustments			
	PF Group as at 31 Dec 2006	Sale of PI Division	IHC as at 31 Dec 2006	Demerger adjustments	Pro forma UK Group as at 31 Dec 2006
	£m (note 1)	£m (note 2)	£m (note 3)	£m (note 4)	£m
ASSETS					
Non-current assets					
Goodwill	3.1	—	—	—	3.1
Other intangible assets	30.0	(4.4)	(14.0)	—	11.6
Property, plant and equipment	58.7	(2.7)	(30.2)	—	25.8
Retirement benefit asset	8.9	10.0	(0.4)	—	18.5
Deferred tax assets	30.8	(2.8)	(15.6)	—	12.4
	131.5	0.1	(60.2)	—	71.4
Current assets					
Financial assets:					
— Amounts receivable from customers					
— due within one year	1,103.2	—	(312.4)	—	790.8
— due in more than one year	129.5	—	(18.6)	—	110.9
— Total amounts receivable from customers	1,232.7	—	(331.0)	—	901.7
— Amounts due from PF Group companies	—	—	(157.7)	157.7	—
— Derivative financial instruments	2.7	(0.2)	(0.6)	—	1.9
— Cash and cash equivalents	438.8	(365.7)	(44.5)	—	28.6
Trade and other receivables	30.6	(4.0)	(6.5)	—	20.1
Insurance assets	56.2	(56.2)	—	—	—
Current tax assets	8.1	—	(8.1)	—	—
	1,769.1	(426.1)	(548.4)	157.7	952.3
Total assets	1,900.6	(426.0)	(608.6)	157.7	1,023.7
LIABILITIES					
Current liabilities					
Financial liabilities:					
— Bank and other borrowings	(87.4)	—	218.4	(144.1)	(13.1)
— PF Group borrowings	—	—	79.4	(79.4)	—
— Derivative financial instruments	(44.1)	3.5	2.3	—	(38.3)
Trade and other payables	(114.1)	12.6	35.0	—	(66.5)
Insurance accruals and deferred income	(328.3)	328.3	—	—	—
Current tax liabilities	(37.3)	1.0	21.7	—	(14.6)
Provisions	(1.8)	—	—	—	(1.8)
	(613.0)	345.4	356.8	(223.5)	(134.3)
Non-current liabilities					
Financial liabilities:					
— Bank and other borrowings	(933.6)	162.7	169.6	(24.6)	(625.9)
	(933.6)	162.7	169.6	(24.6)	(625.9)
Total liabilities	(1,546.6)	508.1	526.4	(248.1)	(760.2)
NET ASSETS	354.0	82.1	(82.2)	(90.4)	263.5

Notes to the pro forma statement of net assets

1) The net assets of the PF Group have been extracted without adjustment from the audited consolidated balance sheet of the PF Group as at 31 December 2006.

2) The adjustment reflects the sale of the PI Division which took place on 15 June 2007. The adjustment comprises:

   a) The removal of the net assets of the PI Division which have been extracted without adjustment from the consolidation schedules used to prepare the PF Group consolidation for the year ended 31 December 2006 except for:

      (i) the exclusion of the pension asset, net of deferred tax, relating to the PI Division of £0.7m which was retained by Provident Financial on disposal; and

      (ii) the exclusion of a dormant subsidiary which had net assets of £0.7m as at 31 December 2006 and did not form part of the sale.

   b) Inclusion of a S75 pension contribution of £10.0m made into the PF Group's defined benefit pension schemes by the PI Division following sale. The net cost of this, being the gross contribution of £10.0m less tax recoverable by the purchaser (see 2c below), was borne by the PF Group as part of an adjustment to the purchase price.

   c) The net cash inflow from the disposal, amounting to £162.7m, has been assumed to reduce bank and other borrowings and comprises:

	£m
Gross consideration	170.0
Costs of disposal	(5.4)
Settlement of interest rate swaps, net of tax*	(5.6)
S75 pension contribution, net of tax	(7.0)
Settlement of intra-group debt	10.7
	162.7

* the interest rate swaps were being held to hedge the interest rate on the short-term deposits of the PI Division. These have been terminated on disposal of the PI Division.

No tax liability is expected to arise on the disposal profits due to the availability of substantial shareholdings relief.

3) The net assets of IHC as at 31 December 2006 have been extracted without adjustment from the audited financial information on IHC set out in Part IV (Financial Information on IHC) of this document.

4) Demerger adjustments comprise:

	Demerger adjustments (see notes below)			
	a	b	c	Total
	£m	£m	£m	£m
Current assets				
Financial assets:				
— Amounts due from PF Group companies	—	—	157.7	157.7
Current liabilities				
Financial liabilities:				
— Bank and other borrowings	—	—	(144.1)	(144.1)
— PF Group borrowings	—	—	(79.4)	(79.4)
Non-current liabilities				
Financial liabilities:				
— Bank and other borrowings	(70.0)	(20.4)	65.8	(24.6)
NET ASSETS	(70.0)	(20.4)	—	(90.4)

Notes:

a) £70.0m of capital contributions made by Provident Financial into IHC prior to the Demerger. The capital contributions are assumed to increase bank and other borrowings.

b) £20.4m of further cash costs relating to the Demerger (which are not expected to have a continuing impact) which had not been incurred by the PF Group as at 31 December 2006. The costs are assumed to increase bank and other borrowings.

c) On Demerger, the amounts outstanding on intra-group accounts with IHC will be immediately settled. As at 31 December 2006, the PF Group owed IHC a net amount of £78.3m comprising amounts due to IHC of £157.7m and amounts due from IHC of £79.4m. The repayment of the intra-group accounts is to be funded by external borrowings.

5) No account has been taken of the results, cashflows or other transactions (including the payment of the 2006 final dividend of £56.4m) of the PF Group since 31 December 2006.



PricewaterhouseCoopers LLP
Benson House
33 Wellington Street
Leeds LS1 4JP

The Directors
Provident Financial plc
Colonnade
Sunbridge Road
Bradford
West Yorkshire
BD1 2LQ

Merrill Lynch International
Merrill Lynch Financial Centre
2 King Edward Street
London
EC1A 1HQ

Dresdner Kleinwort Limited
30 Gresham Street
London
EC2V 7PG

25 June 2007

Dear Sirs

Provident Financial plc (the "Company")

We report on the pro forma statement of net assets (the "**Pro forma statement of net assets**") set out in Part V of the Company's circular dated 25 June 2007 (the "**Circular**") which has been prepared on the basis described, for illustrative purposes only, to provide information about how the proposed demerger of the International home credit business of Provident Financial plc from Provident Financial plc might have affected the financial information presented on the basis of the accounting policies adopted by the Company in preparing the financial statements for the period ended 31 December 2006. This report is required by item 13.5.31R of the Listing Rules of the UK Listing Authority (the "**Listing Rules**") and is given for the purpose of complying with that item and for no other purpose.

Responsibilities

It is the responsibility of the directors of the Company to prepare the Pro forma statement of net assets in accordance with item 13.5.31R of the Listing Rules.

It is our responsibility to form an opinion, as required by item 13.5.31R of the Listing Rules, on the Pro forma statement of net assets as to the proper compilation of the Pro forma statement of net assets and to report our opinion to you.

In providing this opinion we are not updating or refreshing any reports or opinions previously made by us on any financial information used in the compilation of the Pro forma statement of net assets, nor do we accept responsibility for such reports or opinions beyond that owed to those to whom those reports or opinions were addressed by us at the dates of their issue.

Save for any responsibility which we may have to those persons to whom this report is expressly addressed and which we may have to shareholders of the Company as a result of the inclusion of this report in the Circular, to the fullest extent permitted by law we do not assume any responsibility and will not accept any liability to any other person for any loss suffered by any such person as a result of, arising out of, or in accordance with this

report or our statement, required by and given solely for the purposes of complying with item 13.4.1R(6) of the Listing Rules, consenting to its inclusion in the Circular.

Basis of opinion

We conducted our work in accordance with the Standards for Investment Reporting issued by the Auditing Practices Board in the United Kingdom. The work that we performed for the purpose of making this report, which involved no independent examination of any of the underlying financial information, consisted primarily of comparing the unadjusted financial information with the source documents, considering the evidence supporting the adjustments and discussing the Pro forma statement of net assets with the directors of the Company.

We planned and performed our work so as to obtain the information and explanations we considered necessary in order to provide us with reasonable assurance that the Pro forma statement of net assets has been properly compiled on the basis stated and that such basis is consistent with the accounting policies of the Company.

Our work has not been carried out in accordance with auditing standards or other standards and practices generally accepted in the United States of America or auditing standards of the Public Company Accounting Oversight Board (United States) and accordingly should not be relied upon as if it had been carried out in accordance with those standards and practices.

Opinion

In our opinion:

(a) the Pro forma statement of net assets has been properly compiled on the basis stated; and

(b) such basis is consistent with the accounting policies of the Company.

Yours faithfully

PricewaterhouseCoopers LLP
Chartered Accountants

PART VI
ADDITIONAL INFORMATION

1. Responsibility Statement

The Directors, whose names appear in paragraph 2 below, accept responsibility for the information contained in this document. To the best of the knowledge and belief of the Directors (who have taken all reasonable care to ensure that such is the case) the information contained in this document is in accordance with the facts and does not omit anything likely to affect the import of such information.

2. *The Company and the Directors*

2.1 The Company

The Company was incorporated as a limited company in England and Wales on 31 August 1960 under the Companies Act 1948 with number 00668987 and the name P.C. Investments Limited. On 28 March 1961 it re-registered with the name The Provident Clothing & Supply Company Limited. On 31 December 1974 it re-registered with the name Provident Financial Group Limited. It re-registered as a public company on 31 December 1981 with the name Provident Financial Group PLC and re-registered with the name Provident Financial plc on 10 December 1990. The principal legislation under which Provident Financial operates are the Companies Acts and the regulations made thereunder.

The Company is domiciled in the United Kingdom with its registered office and principal place of business at Colonnade, Sunbridge Road, Bradford, West Yorkshire BD1 2LQ. The business address of each of the Directors is c/o Colonnade, Sunbridge Road, Bradford, West Yorkshire BD1 2LQ. The telephone number of the Company's registered office is +44 (0)1274 731111.

2.2 *Directors*

The names of the Directors and their principal functions are as follows:

John van Kuffeler	Chairman
Christopher Rodrigues CBE	Joint Deputy Chairman, Chairman, IHC
Charles Gregson	Joint Deputy Chairman, independent non-executive director
John Harnett	Managing Director, IHC
Peter Crook	Managing Director, UKHC
Andrew Fisher	Finance Director
Tony Hales	Independent non-executive director
Robert Hough	Independent non-executive director
John Maxwell	Independent non-executive director
Ray Miles	Senior independent non-executive director

2.3 Regulated entities

The Company and a number of its subsidiaries are regulated in respect of various aspects of their business as set out in this paragraph 2.3.

(a) Office of Fair Trading

The following subsidiaries of the Company hold UK consumer credit licences from the Office of Fair Trading:

Cheque Exchange Limited

Colonnade Insurance Services Limited (Dormant)

Direct Auto Finance Limited

Direct Auto Financial Services Limited

Greenwood Personal Credit Limited

International Personal Finance Investments Limited

Lawson Fisher Limited (Dormant)

Peoples Motor Finance Limited (Dormant)

Provfin Limited

Provident balance Limited (Dormant)

Provident Check Traders Limited

Provident Financial Management Services Limited

Provident International Financial Services Limited

Provident International Holdings Limited

Provident International Limited

Provident Personal Credit Limited

Provident Personal Credit (London) Limited (Dormant)

Provident Personal Credit (Midlands) Limited (Dormant)

Provident Personal Credit (North) Limited (Dormant)

Provident Personal Credit (South) Limited (Dormant)

Vanquis Bank Limited

Yes Car Credit (Holdings) Limited

(b) UK Financial Services Authority

Vanquis Bank Limited, a subsidiary of the Company, is authorised by the Financial Services Authority to carry on regulated business.

(c) Other regulators

The following subsidiaries of the Company are subject to regulation or supervision as noted below:

Company	Country of operation	Regulator/Supervisory authority
Provident International Credit Guarantee Company Limited	Guernsey	Guernsey Financial Services Commission
Provident Financial Rt	Hungary	Hungarian Financial Supervisory Authority
Provident Mexico S.A. de C.V.	Mexico	Federal Protection Agency for Consumers
Provident Financial Romania I.F.N.S.A.	Romania	National Bank of Romania
Provident Financial s.r.o...........	Slovakia	Trade Licensing Office
Provident Personal Credit Limited...	Republic of Ireland	Irish Financial Services Regulatory Authority

3. Directors' interests

3.1 *Offers of employment from International Personal Finance*

International Personal Finance has entered into employment arrangements (conditional on the Demerger and Admission) with Christopher Rodrigues, John Harnett and David Broadbent (each an "**Offeree**") which include the terms set out below:

(a) Christopher Rodrigues has a letter of appointment with International Personal Finance dated 19 June 2007 which provides for a basic salary of £385,000 per annum, plus a pensions allowance of £115,000 per annum;

(b) John Harnett entered into a service contract dated 19 June 2007 which provides for a basic salary of £357,000 per annum; and

(c) David Broadbent entered into a service contract dated 21 June 2007 which provides for a basic salary of £200,000 per annum.

Each of these agreements is terminable upon one year's notice from the relevant director or the Company. There are no provisions for compensation payable upon early termination of any of these agreements.

3.2 Directors and their interests in PF Shares

As at 22 June 2007 (being the latest practicable date prior to the publication of this document) the interests of each Director, their immediate families and related trusts and, insofar as is known to them or could with reasonable diligence be ascertained by them, persons connected (within the meaning of section 346 of the Companies Act 1985) with the Directors (all of which, unless otherwise stated, are beneficial) in the share capital of the Company, including interests arising pursuant to any transaction notified to the Company *pursuant to rule* 3.1.2 of the Disclosure and Transparency Rules, are as follows:

	PF Shares	Options over PF Shares	Interests in PF Shares under the PF Long Term Incentive Scheme 2006	Interests in PF Shares under the PF Performance Share Plan
Directors				
John van Kuffeler	18,000	—	—	—
Christopher Rodrigues	—	—	—	—
John Harnett	28,071	477,328	56,384	—
Peter Crook	—	117,665	54,726	5,834
Andrew Fisher	—	98,740	47,263	—
Charles Gregson	1,837[(1)]	—	—	—
Tony Hales	5,000	—	—	—
Robert Hough	850[(2)]	—	—	—
John Maxwell	2,100[(3)]	—	—	—
Ray Miles	9,000[(4)]	—	—	—

(1) Registered in the name of Lloyds Bank (PEP Nominees) Limited.

(2) Registered in the name of Rulegale Nominees Limited a/c GENRL PEP.

(3) 2,000 PF Shares registered in the name of HSBC Global Custody Nominee (UK) Limited and 100 PF Shares registered in the name of Barclays Stockbrokers Nominees Limited.

(4) Registered in the name of Capita IRG Trustees Limited.

The executive Directors, in common with all employees of the Company, have an interest in the unallocated PF Shares held in the Provident Financial Qualifying Employee Share Ownership Trust.

4. *Directors' service contracts*

4.1 The executive Directors have service contracts with the Company on the following terms:

(a) John Harnett entered into a service contract dated 30 January 2002 (as amended by letters of variation dated 24 December 2003 and 5 February 2007). His current basic salary is £357,000 per annum;

(b) Peter Crook entered into a service contract dated 27 April 2006 (as amended by a letter of variation dated 1 February 2007). His current basic salary is £347,000 per annum, which shall increase to £450,000 per annum with effect from Demerger; and

(c) Andrew Fisher entered into a service contract dated 30 June 2006 (as amended by a letter of variation dated 17 January 2007). His current basic salary is £347,000 per annum.

Each of these service contracts is terminable upon not less than one year's notice from the relevant Director or the Company. No notice of termination has been given by either the Company or any of the Directors and thus in each case the unexpired term is one year. Each service contract terminates on the date of the Director's sixty-fifth birthday. There are no provisions for compensation payable upon early termination of any of the service contracts.

4.2 John van Kuffeler was appointed as Chief Executive of the Company with effect from 25 October 1991 and was appointed non-executive Chairman of the Board on 1 May 2002. He is currently acting Chief Executive of the Company but will revert to serving as non-executive Chairman upon completion of the Demerger. He is also chairman of the Nomination Committee. He has a service contract dated 29 January 2002 (as amended by letters of variation dated 24 December 2003, 17 January 2007 and 30 January 2007) with the Company on the following terms:

His current basic salary is £400,000 per annum whilst serving as Chairman and acting as Chief Executive and £250,000 per annum as non-executive Chairman alone from completion of the Demerger. This service contract is terminable upon not less than six months' notice from Mr van Kuffeler or upon not less than one year's notice from the Company. No notice of termination has been given by either party and thus the unexpired term is one year. The service contract will terminate on the date of his sixty fifth birthday. There are no provisions for compensation payable upon early termination of this service contract.

4.3 Christopher Rodrigues was appointed as Joint Deputy Chairman of the Company and Chairman of IHC with effect from 26 January 2007. He has a letter of appointment dated 6 February 2007 (as amended by a letter of variation dated 1 June 2007) with the Company on the following terms:

His current basic salary is £385,000 per annum, plus a pension allowance of £115,000. This letter of appointment is terminable upon not less than one year's notice from Mr Rodrigues or the Company. No notice of termination has been given by either party and thus the unexpired term is one year. There are no provisions for compensation payable upon early termination of this service contract.

4.4 The non-executive Directors have letters of appointment with the Company on the following terms:

(a) Charles Gregson was appointed as a non-executive Director on 9 February 1995 and as Deputy Chairman of the Board on 24 April 1997. He is entitled to an annual fee of £45,000;

(b) Tony Hales was appointed as a non-executive Director on 14 October 2006. He is entitled to an annual fee of £45,000. He was appointed chairman of the Risk Advisory Committee on 28 February 2007;

(c) Robert Hough was appointed as a non-executive Director on 1 February 2007. He is entitled to an annual fee of £45,000;

(d) John Maxwell was appointed as a non-executive Director on 15 May 2000 and as chairman of the Audit Committee on 28 February 2007. He is entitled to an annual fee of £45,000; and

(e) Ray Miles was appointed as a non-executive Director on 1 January 2004 and as chairman of the Remuneration Committee on 28 February 2007. He is entitled to an annual fee of £45,000.

Each of the non-executive Directors is appointed for an initial period of three years, subject to election by PF Shareholders. The initial three-year period may be extended by one further three-year period (and, in exceptional cases, further extended) subject to re-election by PF Shareholders.

4.5 None of the service contracts or letters of appointment of the Directors provides for benefits upon termination. However, in the event that a Director is not re-elected at an Annual General Meeting of the Company, the service contract is automatically terminated and this is treated as a breach by the Company.

4.6 For 2007 each of Peter Crook, Andrew Fisher and John Harnett will be eligible for an additional cash bonus of up to 100 per cent. of their salary (as payable on 1 January 2007) by reference to the successful completion of, and value created by, the Demerger. If payable, this bonus will be paid by the Company except in circumstances where the relevant director has voluntarily ceased to be an employee of the

Company and/or of IPF, as appropriate, or has had his employment summarily terminated, in each case before 31 December 2007.

4.7 Robin Ashton resigned as Chief Executive of the Company with effect from 31 December 2006 and left the PF Group in April 2007. Under the terms of an agreement between Provident Financial and Mr Ashton, Mr Ashton was entitled to a termination payment of £791,150 as compensation for termination of employment, payable in April 2007. In addition, Mr Ashton will also be eligible for a cash bonus payment of up to 100 per cent. of his salary (as at 1 January 2007) for his contribution to the successful implementation of the Demerger under the Demerger bonus arrangements described at paragraph 4.6 above.

5. Composition of the Board after Demerger

5.1 With effect from the Demerger, Christopher Rodrigues, John Harnett, Ray Miles, Charles Gregson and Tony Hales will resign from the Board and become directors of IPF.

5.2 Chris Gillespie will join the Board with effect from the Demerger as Managing Director of UK Consumer Credit. He has entered into a service contract with the Company dated 31 May 2007 and his salary will be £340,000 per annum. His service contract is terminable on not less than one year's notice from Mr Gillespie or from the Company. No notice of termination has been given by either the Company or Mr Gillespie and thus the unexpired term is one year. The service contract terminates on his sixty-fifth birthday and contains no provisions for compensation payable upon early termination.

5.3 Manjit Wolstenholme will join the Board with effect from Demerger as a non-executive director. She will be entitled to an annual fee of £45,000, plus £10,000 for so long as she is Chairman of the Audit Committee, and will be appointed for an initial period of three years, subject to election by shareholders. The initial three-year period may be extended by one further three-year period (and, in exceptional cases, further extended) subject to re-election by PF Shareholders.

5.4 Immediately following the Demerger, the Board is therefore expected to comprise:

John van Kuffeler	*(Chairman)*
Peter Crook	*(Chief Executive)*
Andrew Fisher	*(Finance Director)*
Chris Gillespie	*(Managing Director-UK Consumer Credit)*
Robert Hough	*(Independent non-executive director)*
John Maxwell	*(Independent non-executive director)*
Manjit Wolstenholme	*(Independent non-executive director)*

5.5 Details of the service contacts of the continuing directors of the Company are as set out in paragraphs 4.1 to 4.5 above.

6. Major interests in shares

6.1 Set out in the table below are the names of those persons, other than a Director, who, so far as the Company is aware, are interested, directly or indirectly, in three per cent. or more of the Company's total voting rights and capital in issue as at 19 June 2007 (being the latest practicable date prior to the publication of this document). The Company has received no notifications of any changes to this information since this date.

Name	No. of Ordinary Shares	Percentage of issued ordinary share capital
Schroder Investment Management Limited	22,341,498	8.69
Capital Group International Inc.	20,825,631	8.10
Prudential plc and its subsidiaries	19,549,987	7.60
Fidelity International Limited	12,288,126	4.78
Marathon Asset Management LLP	11,145,014	4.34
Barclays PLC	10,812,789	4.20
Legal & General Group plc/Legal & General Investment Management	10,430,675	4.05
Jupiter Asset Management Limited	9,627,767	3.74
Standard Life Investments Limited	8,268,403	3.21

6.2 The Company is not aware of any person who exercises, or could exercise, directly or indirectly, jointly or severally, control over the Company.

7. Summary of effects of Demerger on the PF Employee Share Schemes

7.1 Employees of the IPF Group

In circumstances such as the Demerger, where a subsidiary or a number of subsidiary companies are transferred out of the Group, in accordance with the rules of the PF Employee Share Schemes as previously approved by PF Shareholders the employees of those subsidiary companies are generally able to exercise share options granted and share awards held will generally vest. PF Shareholder approval is not required.

In particular, in accordance with the rules of the Provident Financial Performance Share Plan, basic awards will vest and matching awards will vest to the extent that the performance target has been satisfied to the date of cessation of employment with the Group and on a time pro rated basis.

Optionholders under the Provident Financial plc Unapproved Senior Executive Share Option Scheme (1996) and the Provident Financial plc Senior Executive Share Option Scheme (1995) will be able to exercise all their options. Optionholders under the Provident Financial Employee Savings-Related Share Option Scheme (2003), the Provident Financial plc Employee Savings-Related Share Option Scheme (1993) and the Provident Financial plc International Employee Savings-Related Share Option Scheme will be able to exercise their options to the extent of their accumulated savings plus interest. In each case options may be exercised within the period ending six months after the date of the Demerger, other than under the Provident Financial International Employee Savings-Related Share Option Scheme where options may be exercised within three months.

In relation to the Provident Financial Executive Share Option Scheme 2006, existing options will be exchanged in return for the grant of new equivalent awards over shares in International Personal Finance and a similar exchange will be offered to the participant in the Provident Financial Long Term Incentive Scheme 2006.

7.2 Employees of the Provident Group

Options and awards held by employees of the Provident Group will not become exercisable on the Demerger. It is proposed that Provident Financial's share capital will be consolidated upon the Demerger in the manner described in more detail in paragraph 1 of Part III (Key information for PF Shareholders). As a result of the PF Share Consolidation, the Demerger is not expected to have a material effect on the value of share options and awards held by employees of the UK Group under the PF Employee Share Schemes.

Optionholders under the Provident Financial plc Unapproved Senior Executive Share Option Scheme (1996) and the Provident Financial plc Senior Executive Share Option Scheme (1995) will also be able to cancel their existing options (which are not currently exercisable) in return for a cash payment representing the gain they would otherwise make if they were able to exercise their options and sell their shares (calculated by reference to the average closing price of a PF Share on the five business days after the date on which the Demerger becomes effective). This will apply to options over 1,139,433 shares as at 22 June 2007.

8. Material contracts

8.1 No contracts have been entered into (other than contracts entered into in the ordinary course of business) by any member of the UK Group either: (i) within the period of two years immediately preceding the date of this document which are or may be material to the UK Group; or (ii) which contain any provisions under which any member of the UK Group has any obligation or entitlement which is, or may be, material to the UK Group as at the date of this document, save as disclosed below:

(a) Demerger Agreement

The Demerger Agreement was entered into on 25 June 2007 between Provident Financial and International Personal Finance to effect the Demerger and govern the relationship between the UK Group and the IPF Group following the Demerger. The Demerger Agreement is conditional upon the passing of the Demerger Resolution (resolution 1 of the Notice of Extraordinary General Meeting set out at the end of this document), the approval by the Board of the Demerger Dividend, no right to terminate the Sponsors' Agreement having been exercised and permission having been granted for Admission.

Provident Financial and International Personal Finance have agreed pursuant to the Demerger Agreement that:

(A) upon the Demerger Dividend being declared by the Board, Provident Financial shall transfer the entire issued share capital of PIHL to International Personal Finance and International Personal Finance shall issue the Demerger Shares to PF Shareholders on the PF Share Register as at the Demerger Record Time;

(B) upon the transfer of the shares in PIHL to International Personal Finance, Provident Financial shall grant International Personal Finance a power of attorney over the shares in those companies pending registration of International Personal Finance's holding of the entire issued share capital of those companies; and

(C) all amounts owing by any member of the IPF Group to any member of the UK Group shall be repaid in full immediately following Admission, except for amounts arising in the ordinary course of business and certain specified amounts which are to remain outstanding until such time as they are due for repayment in accordance with their terms.

The Demerger Agreement contains mutual indemnities under which International Personal Finance indemnifies the UK Group against liabilities arising in respect of the businesses carried on by IHC and Provident Financial indemnifies the IPF Group against liabilities arising in respect of the businesses carried on by the UK Group other than IHC. These mutual indemnities are unlimited in terms of amount or duration and are customary for an agreement of this type.

The Demerger Agreement sets out how guarantees, indemnities or other assurances given by UK Group companies for the benefit of IPF Group companies (or vice versa) will be dealt with following the Demerger. Under the terms of the Demerger Agreement, the beneficiary of such a guarantee must endeavour to obtain the guarantor's release from the guarantor's obligations thereunder and, pending release, indemnify the guarantor against all amounts paid by it under the guarantee and ensure that the guarantor's exposure under the guarantee is not increased.

Both the UK Group and the IPF Group will be permitted access to each other's records for a period of six years following the Demerger. In addition, International Personal Finance has agreed to provide Provident Financial with such information as Provident Financial may reasonably require in order to prepare its half year and full year audited accounts for the six months and year ending 30 June 2007 and 31 December 2007 respectively, and Provident Financial has agreed to provide International Personal Finance with such information as may reasonably be required by International Personal Finance to prepare its full year accounts for its year ending 31 December 2007.

Reasonable endeavours are to be used to ensure that contracts in the name of one group member whereby a member of the other group is deriving the benefit of that contract are novated to the relevant member of the other group, pending which the contracting party shall hold the benefit of that contract on trust for the relevant member of the other group.

The parties have covenanted for a period of one year not to employ, solicit or contact with a view to employing directors and senior managers of the other or any other employees involved in the provision of services to the other party.

Both groups have agreed to keep certain information on the other group confidential, subject to certain exemptions (for instance if disclosure is required by law).

The Demerger Agreement contains detailed provisions relating to the discharge of indebtedness due from IPF Group companies to the UK Group, the establishment by International Personal Finance of its pension schemes and the transfer of assets to them.

The Demerger Agreement also contains indemnities relating to taxation. Subject to certain exceptions, Provident Financial indemnifies the IPF Group against tax liabilities arising as a result of the Demerger or certain pre-Demerger reorganisation steps. Provident Financial also indemnifies the IPF Group against certain tax liabilities which are properly liabilities of the UK Group being imposed on a member of the IPF Group and against tax liabilities arising as a result of a member of the UK Group making a chargeable payment within the meaning of section 214 of the Income and Corporation Taxes Act 1988 (a **"Chargeable Payment"**) and International Personal Finance indemnifies the UK Group against certain tax liabilities which are properly liabilities of the IPF Group being imposed on a member of the UK Group and against tax liabilities arising as a result of a member of the IPF Group

making a Chargeable Payment. All of these indemnities are unlimited in terms of amount but do not cover liabilities which arise more than seven years after the Demerger or which have not been notified by the indemnified party to the indemnifying party within seven years and 30 days after the Demerger.

Additionally, Provident Financial agrees, subject to the application of a floor, (i) to indemnify the IPF Group, against a specified proportion of certain corporate income tax liabilities (and interest and penalties thereon) arising in Poland in respect of the tax returns of the Polish business for certain periods ended prior to the Demerger and (ii) in certain cases where it is necessary for the Polish business to provide, or procure the provision of, security (or in certain limited circumstances, cash) to the Polish Tax Authority for an amount assessed in respect of one of the relevant returns pending final determination of the liability, to provide, or procure the provision of, security (or cash) for a specified proportion of that amount. The liability of Provident Financial under (i) and (ii) above will not (as is the case with the other tax indemnities in the Demerger Agreement) be limited by time.

The provisions of the Demerger Agreement require that any steps required to be taken with regard to the reorganisation of the IPF Group which remain outstanding following the date of such agreement shall be finalised as soon as reasonably practicable thereafter.

The Demerger Agreement will terminate if Admission does not take place before 31 July 2007 or if the Sponsors' Agreement (as defined at paragraph 8.1(b) below) is terminated by any party thereto prior to Admission.

(b) Sponsors' agreement

On 25 June 2007, the Company, Merrill Lynch and Dresdner Kleinwort entered into a sponsors' agreement (the **"Sponsors' Agreement"**), which contains, amongst others, the following provisions:

(i) the Company has appointed Merrill Lynch and Dresdner Kleinwort as joint sponsors in connection with the Demerger;

(ii) in connection with the Demerger and Admission, the Company has agreed to pay to Merrill Lynch and Dresdner Kleinwort an aggregate fee of £625,000 on the date hereof and an additional aggregate fee of £4.55 million on the date of the Demerger. All fees will be paid with any value added tax chargeable thereon;

(iii) Merrill Lynch and Dresdner Kleinwort may terminate the Sponsors' Agreement in certain circumstances at any time before Admission including if (a) there has been a breach by the Company of representations, warranties, undertakings or covenants in the Sponsors' Agreement, (b) the ordinary resolution of the PF Shareholders at the extraordinary general meeting of the Company to approve the Demerger is not passed, or (c) the Demerger has not occurred immediately prior to Admission; and

(iv) the Company has given certain customary representations, warranties, undertakings, covenants and indemnities to Merrill Lynch and Dresdner Kleinwort.

(c) The Settlement Agreement (as described in paragraph 10.2).

(d) Sale Agreement

On 9 May 2007, Provident Financial entered into an agreement with Car Care Plan (Holdings) Limited (a subsidiary of GMAC Insurance Holdings Inc.) (the **"Purchaser"**) pursuant to which the Purchaser acquired the entire issued share capital of Provident Insurance plc, Hebble Insurance Management Services Limited, yesinsurance Services Limited and Colonnade Reinsurance Limited (together with its subsidiary, Provident Reinsurance Limited, comprising the entire PI Division) (the **"Sale Agreement"**).

The transaction completed on 15 June 2007, following receipt by the Purchaser of change of control approvals from the FSA and GFSC. The Purchaser paid approximately £170 million in cash to Provident Financial (such amount being subject to adjustment under the completion accounts mechanism contained in the Sale Agreement).

Under the Sale Agreement, certain customary warranties in respect of the PI Division were provided by Provident Financial to the Purchaser, subject to customary limitations. Claims in respect of breach of warranty must be notified within two years of completion and are capped at 75 per cent. of the consideration.

The Purchaser has the benefit of certain customary restrictions on the Group's right to compete with the PI Division or to solicit key employees of the PI Division. These restrictions operate for a period of two years from completion.

(e) *Facility Agreement*

An agreement (the "**Facility Agreement**") was entered into on 9 March 2007 between: (1) Provident Financial (the "**Parent**"), (2) Provident Financial and Provident Personal Credit Limited ("**PPC**") (together, the "**Original Borrowers**"), (3) PPC, Greenwood Personal Credit Limited, Provident Financial Management Services Limited and Provident Investments plc (together, the "**Original Guaranteeing Subsidiaries**"), (4) Lloyds TSB Bank plc and The Royal Bank of Scotland plc (as Mandated Lead Arrangers), (5) The Royal Bank of Scotland plc (as Agent) and (6) Lloyds TSB Bank plc; The Royal Bank of Scotland plc; Bayerische Landesbank, London Branch; Allied Irish Banks plc; Bayerische Hypo- und Vereinsbank AG, London Branch; Danske Bank A/S, London Branch; Dresdner Bank AG, Niederlassung Luxemburg; Fortis Bank S.A./N.V.; The Governor and Company of the Bank of Scotland; HSBC Bank plc; Alliance & Leicester Commercial Bank plc; The Bank of Tokyo-Mitsubishi UFJ, Ltd.; The Governor and Company of the Bank of Ireland; KBC Bank N.V.; Banco Bilbao Vizcaya Argentina S.A.; Bank of Taiwan, London Branch; Deutsche Bank A.G., London Branch; Deutsche Zentral-Genossenschaftes Bank, London Branch; and Scotiabank Europe plc as lenders.

The purpose for which funds drawn under the Facility Agreement may be applied is for the general corporate purposes of the PF Group, including repayment of certain existing indebtedness.

There are certain customary conditions precedent which must be satisfied prior to the first utilisation of funds available under the Facility Agreement. These include confirmation that the consent of the shareholders of the Parent to the Demerger has been obtained.

The Facility Agreement contains three facilities (together, the "**Facilities**"). These are:

a) a five year committed multicurrency term loan facility in an aggregate amount equal to £200,000,000 ("**Facility A**");

b) a three year committed multicurrency revolving advance facility in an aggregate amount equal to £270,666,666.65 ("**Facility B**"); and

c) a five year committed multicurrency revolving advance facility in an aggregate amount equal to £236,833,333.35 ("**Facility C**"),

which may be utilised by the Original Borrowers and any additional borrower (together, the "**Borrowers**") in sterling, euro or, subject to certain conditions, any other currency which the lenders have approved in accordance with the terms of the Facility Agreement.

Interest is payable on advances at a rate which is the aggregate of: (i) LIBOR or, for loans in euro, EURIBOR; (ii) mandatory costs; and (iii) the applicable margin. The applicable margin is:

a) for Facility A, 0.85 per cent. per annum;

b) for Facility B, 0.70 per cent. per annum; and

c) for Facility C, 0.85 per cent. per annum.

The liabilities of the Borrowers under the Facilities are guaranteed by the Original Guaranteeing Subsidiaries. Any other members of the PF Group which, subject to certain conditions, become material subsidiaries of the Parent, are required to accede to the Facility Agreement as additional guaranteeing subsidiaries (together with the Original Guaranteeing Subsidiaries, the "**Guaranteeing Subsidiaries**").

On the date of the Facility Agreement, each Original Borrower and Original Guaranteeing Subsidiary made certain representations and warranties. On each utilisation and on the first day of each interest period, specified representations will be repeated.

The Facility Agreement also contains a number of covenants in respect of the conduct of the business of the PF Group. These include:

(i) financial covenants (the **"Financial Covenants"**) provided by the Parent as to (a) the ratio of consolidated EBITA to consolidated interest payable, (b) the ratio of consolidated total borrowings to consolidated net worth, and (c) minimum consolidated net worth;

(ii) restrictions on the creation of security by Borrowers and Guaranteeing Subsidiaries (together, the **"Obligors"**);

(iii) restrictions on the incurrence of indebtedness by non-Obligors;

(iv) restrictions on disposals by the Obligors;

(v) restrictions on loans by certain members of the PF Group and guarantees given in respect of the liabilities of certain members of the PF Group; and

(vi) restrictions on change of business by the PF Group.

As is customary, the Facility Agreement contains certain mandatory prepayment events, including illegality and a change of control of the Parent. The Parent has the right to cancel the whole or part of any lender's outstanding commitment. The Facility Agreement also provides for a Borrower voluntarily to prepay an outstanding loan.

The Facility Agreement provides that certain events will be considered to be events of default, upon the occurrence of which the Facilities may be cancelled and amounts utilised declared immediately due and payable or rendered payable on demand. These events include:

(i) failure to make any payment under the Facility Agreement and certain other related finance documents (together the **"Finance Documents"**) within five business days of the due date;

(ii) certain misrepresentations by an Obligor;

(iii) a failure by the Parent to comply with the Financial Covenants;

(iv) a breach of any other provision of the Finance Documents;

(v) certain cross defaults in relation to other borrowed moneys of any member of the PF Group;

(vi) the insolvent cessation of the business of an Obligor;

(vii) insolvency related events in relation to any Obligor; and

(viii) invalidity of any material obligations of any Obligor under a Finance Document.

(f) Outstanding Notes of Provident Financial

Provident Financial has three series of loan notes currently outstanding. On 10 May 2001, Provident Financial issued £42,000,000 7.21% Guaranteed Senior Unsecured Notes due 10 May 2011 (the **"2001 A Notes"**). On the same date it also issued US $64,000,000 7.40% Guaranteed Senior Unsecured Notes due 10 May 2008 and US $24,000,000 7.60% Guaranteed Senior Unsecured Notes due 10 May 2011 (the **"2001 B and C Notes"**) (together with the 2001 A Notes, the **"PF Notes"**). The PF Notes are governed by separate note purchase agreements entered into on 10 May 2001, as amended by amendment agreements dated 12 April 2007 (together, the **"PF NPAs"**).

The PF Notes are guaranteed by certain members of the PF Group (the **"PF NPA Guarantors"**).

The PF NPAs contain mandatory prepayment events, including in certain circumstances, upon a change of control of Provident Financial.

The PF NPAs contain covenants in nature similar to the covenants in the Facility Agreement referred to above at paragraph (e) above.

The PF NPAs contain certain customary events of default whose occurrence may result in the PF Notes becoming due and payable either automatically or by declaration at their principal amount together with accrued interest and make whole amount.

Provident Financial may also at any time prepay in part or in whole the PF Notes at 100% of their principal amount, plus a make whole amount. Notice of such prepayment must be given to the noteholders of between 30 and 60 days. Any prepayment by Provident Financial of the 2001 A Notes

must be made together with a prepayment of, or offer to purchase, the 2001 B and C Notes in the same proportion, and vice versa.

All the outstanding PF Notes will remain obligations of Provident Financial upon completion of the Demerger. Those PF NPA Guarantors which form part of the IPF Group will cease to be guarantors of the PF Notes upon completion of the Demerger.

(g) Outstanding Notes of Provident Investments plc

Provident Investments plc (**"PIp"**) has five series of notes currently outstanding. On 24 April 2003, it issued US $44,000,000 5.81% Guaranteed Senior Unsecured notes due 24 April 2010 and US $76,000,000 6.34% Guaranteed Unsecured Notes due 24 April 2013 (the **"2003 Notes"**). On 12 August 2004, PIp issued US $30,000,000 6.02% Guaranteed Senior Unsecured Notes due 12 August 2011 (the **"2004 A Notes"**), US $67,000,000 6.45% Guaranteed Unsecured Notes due 12 August 2014 (the **"2004 B Notes"**) and £2,000,000 7.01% Guaranteed Senior Unsecured Notes due 12 August 2014 (the **"2004 C Notes"**) (together with the 2003 Notes, the 2004 A Notes and the 2004 B Notes, the **"PIp Notes"**). The PIp Notes are governed by separate note purchase agreements entered into on 24 April 2003 and 12 August 2004, as amended by amendment agreements dated 12 April 2007 (together the **"PIp NPAs"**).

The Notes are guaranteed by certain members of the PF Group (the **"PIp NPA Guarantors"**).

The PIp NPAs contain mandatory prepayment events, including, in certain circumstances, upon a change of control of Provident Financial. The PIp NPAs contain covenants in nature similar to the covenants in the Facility Agreement referred to above at paragraph (e) above.

The PIp NPAs contain certain customary events of default whose occurrence may result in the PIp Notes becoming due and payable either automatically or by declaration at their principal amount together with accrued interest and make whole amount.

PIp may at any time prepay in part or whole the PIp Notes at 100% of their principal amount, plus a make whole amount. Notice must be given to the noteholders of between 30 and 60 days. Any prepayment by PIp of the 2004 C Notes must be made together with a prepayment of, or offer to purchase, the 2004 A and B Notes in the same proportion, and vice versa.

All the outstanding PIp Notes will remain obligations of PIp upon completion of the Demerger. Those PIp NPA Guarantors which form part of the IPF Group will cease to be guarantors of the PIp Notes upon completion of the Demerger.

(h) Outstanding Bonds of Provident Financial

On 15 June 2005, Provident Financial issued £100,000,000 7.125% Subordinated Step-Up Bonds, which are due for repayment on 15 June 2015 (the **"Bonds"**). The Bonds are listed on the London Stock Exchange's market for listed securities.

The rights to repayment of holders of Bonds are subordinated to senior liabilities upon a winding up of Provident Financial and, in certain circumstances, upon its administration.

Under the terms of the Bonds, Provident Financial, or any of its subsidiaries, may at any time purchase any of the Bonds in the open market or otherwise and at any price (provided that all unmatured coupons are purchased with them). Provident Financial may also, at its option, redeem the Bonds in whole (but not in part) at any time on or after the 'step-up' date, which is June 2010, at their principal amount plus accrued interest, if any. Notice of between 15 and 45 days must be given to the holders of the Bonds in order to do this. However, Provident Financial must obtain the prior written consent of the FSA to make any such purchase or redemption. If the Bonds are not redeemed on or before the step-up date, the interest payable on them increases by the aggregate of 3.25% and the gross redemption yield of a benchmark gilt, such benchmark gilt either being the 5% Treasury Stock 2014, or another UK Government security with a maturity date determined appropriate by the calculation agent.

Events of default for these bonds are limited to non-payment by Provident Financial of principal or interest and its winding-up.

The bonds will remain obligations of Provident Financial upon completion of the Demerger.

8.2 No contracts have been entered into (other than contracts entered into in the ordinary course of business) by any member of the IHC Group either: (i) within the period of two years immediately preceding the date of this document which are or may be material to the IHC Group; or (ii) which contain any provisions under which any member of the IHC Group has any obligation or entitlement which is, or may be, material to the IHC Group as at the date of this document, save as described in paragraph 19 of Part X (Additional Information) of the Prospectus.

9. Related party transactions

9.1 A summary of the related party transactions (which for these purposes are those set out in the standards adopted according to Regulation (EC) No 1606/2002), that the Company has entered into:

(a) during the financial year ended 31 December 2004 is disclosed in accordance with the respective standard adopted according to Regulation (EC) No 1606/2002 in note 28 on page 91 of the Company's 2004 annual report and accounts;

(b) during the financial year ended 31 December 2005 is disclosed in accordance with the respective standard adopted according to Regulation (EC) No 1606/2002 in note 30 on page 108 of the Company's 2005 annual report and accounts;

(c) during the financial year ended 31 December 2006 is disclosed in accordance with the respective standard adopted according to Regulation (EC) No 1606/2002 in note 29 on page 113 of the Company's 2006 annual report and accounts; and

(d) during the period from 1 January 2007 up to 20 June 2007 (being the latest practicable date prior to the publication of this document), are disclosed in accordance with the respective standard adopted according to Regulation (EC) No 1606/2002 in paragraph 9.2 below.

A copy of each of the documents referred to above is available for inspection in accordance with paragraph 15 of Part VI of this document.

9.2 The significant related parties of the Company as at 22 June 2007 (being the latest practicable date prior to the publication of this document) are the executive Directors of the Company.

There have been no transactions with the Company's executive Directors during the period from 1 January 2007 to 22 June 2007.

10. Litigation

10.1 Except as described at paragraph 10.2 below, there are no, nor have there been any, governmental, legal or arbitration proceedings (nor is the Company aware of any such proceedings being pending or threatened by or against any member of the UK Group) which may have, or during the last twelve months prior to the date of this document have had, a significant effect on the financial position or profitability of the UK Group.

10.2 The National Insurance and Guarantee Corporation Limited ("NIG"), a part of the Royal Bank of Scotland group, commenced proceedings against Provident Financial claiming damages for loss NIG alleged it had suffered in connection with its provision of insurance underwriting services to DAFS between November 2000 and November 2004. The claim was the result of 18 months of dispute relating to whether or not NIG was paid sufficient premiums and the calculation of Insurance Premium Tax (particularly in respect of policies that were cancelled mid-term).

Under the terms of a settlement agreement dated 4 July 2006 between NIG and DAFS (the "**Settlement Agreement**") NIG agreed to drop its claim in consideration of DAFS withdrawing its counterclaim and paying £9,733,256.50 to NIG. In addition, the parties agreed the principles under which DAFS will continue to pay to NIG (i) premiums under the "Master PPI Contract" and (ii) amounts in respect of Insurance Premium Tax. Provident Financial has provided a guarantee of DAFS's obligations in respect of the ongoing payment of premiums, subject to an aggregate cap of £3.25 million and a time limit for demands of 31 March 2009. Provident Financial has also guaranteed the payment obligations of DAFS to NIG under the Settlement Agreement of any judgment debts against DAFS in respect of customer rebates. This is again subject to an aggregate cap of £20 million and will survive until 4 July 2009.

10.3 There are no, nor have there been any, governmental, legal or arbitration proceedings (nor is the Company aware of any such proceedings being pending or threatened by or against any member of the IHC Group) which may have, or during the last twelve months prior to the date of this document have had, a significant effect on the IHC Group's financial position or profitability.

11. Working Capital

The Company is of the opinion that, taking into account the cash and other facilities available to the UK Group, the UK Group has sufficient working capital available to it for its present requirements, that is, for at least the next twelve months from the date of publication of this document.

12. Consents

12.1 Merrill Lynch International has given, and has not withdrawn, its consent to the inclusion in this document of the references to its name in the form and context in which they are included.

12.2 Dresdner Kleinwort has given, and has not withdrawn, its consent to the inclusion in this document of the references to its name in the form and context in which they are included.

12.3 Hawkpoint has given, and has not withdrawn, its consent to the inclusion in this document of the references to its name in the form and context in which they are included.

12.4 PricewaterhouseCoopers LLP is a member firm of the Institute of Chartered Accountants in England and Wales and has given, and not withdrawn, its written consent to the inclusion of its report on the financial information on IHC in Part IV (Financial information on IHC) of this document and its report unaudited pro forma statement of net assets in Part V (Unaudited Pro Forma Statement of Net Assets of Provident Financial plc) of this document, in the form and context in which they appear.

13. Significant change

13.1 Other than as stated herein in respect of the sale of the PI division to Car Care Plan (Holdings) Limited (described at paragraph 7 of the Chairman's letter), there has been no significant change in the financial or trading position of the UK Group (excluding the IHC Group) since 31 December 2006, being the date to which the most recent published audited financial information of the Company (which includes financial information for the UK Group) has been prepared.

13.2 There has been no significant change in the financial or trading position of the IHC Group since 31 December 2006, being the date to which the financial information of IHC presented in Part IV of this document has been prepared.

14. Information incorporated by reference

Information from the following documents has been incorporated in this document by reference:

Documents containing information incorporated by reference	Paragraph in which the document is referred to	Where the information can be accessed by Shareholders
Prospectus (Part VIII pages 129-132 and Part X, paragraph 19, pages 178-185)	Chairman's letter, paragraph 3.1 Part VI, paragraph 8.2	The Company's website, www.providentfinancial.com
2004 annual report and accounts (note 28, page 91)	Part VI, paragraph 9.1(a)	The Company's website, www.providentfinancial.com
2005 annual report and accounts (note 30, page 108)	Part VI, paragraph 9.1(b)	The Company's website, www.providentfinancial.com
2006 annual report and accounts (note 29, page 113)	Chairman's letter, paragraphs 4, 5 and 6; Part VI, paragraph 9.1(c)	The Company's website, www.providentfinancial.com

A copy of each of the documents listed above has been filed with the Financial Services Authority and is also available for inspection in accordance with paragraph 15 below.

15. Documents available for inspection

Copies of the following documents will be available for inspection at the offices of the Company at Colonnade, Sunbridge Road, Bradford, West Yorkshire BD1 2LQ and at the offices of Slaughter and May at One Bunhill Row, London EC1Y 8YY during normal business hours on any weekday (Saturdays, Sundays and public holidays excepted) up to and including the date of the EGM and at the Lincoln Centre, 18 Lincolns Inn Fields, London WC2A 3EO for a period of at least 15 minutes prior to the EGM and during the EGM:

(a) the Memorandum and Articles of Association of the Company;

(b) the Provident Financial Long Term Incentive Scheme 2006;

(c) the IPF Employee Share Schemes;

(d) the consent letters referred to in paragraph 12 of this Part VI;

(e) the consolidated audited accounts of the Company and its subsidiary undertakings for the years ended 31 December 2004, 2005 and 2006;

(f) the unaudited pro forma statement of net assets of the Company and report from PwC thereon;

(g) the Demerger Agreement;

(h) the Prospectus; and

(i) this document.

25 June 2007

PART VII

DEFINITIONS

The following terms have the following meanings throughout this document unless the context otherwise requires:

"2007 AGM"	the 2007 annual general meeting of the Company, held on 16 May 2007;
"Admission"	the admission to the Official List and to trading on the London Stock Exchange's main market for listed securities of the Consolidated PF Shares and the IPF Shares to be issued to PF Shareholders pursuant to the PF Share Consolidation and the Demerger;
"APR"	annual percentage rate;
"Articles of Association"	the articles of association of the Company;
"Board" or "Directors"	the board of directors of the Company;
"CAGR"	compound annual growth rate;
"Companies Acts"	has the meaning given in section 2 of the Companies Act 2006;
"Consolidated PF Shares"	the PF Shares as consolidated pursuant to the PF Share Consolidation;
"CREST"	the system of paperless settlement of trades in securities and the holding of uncertificated securities operated by CRESTCo in accordance with Uncertificated Securities Regulations 2001 (SI 2001/3755);
"CRESTCo"	CRESTCo Limited;
"CREST Proxy Instructions"	the instruction whereby CREST members send a CREST message appointing a proxy for the meeting and instructing the proxy on how to vote;
"DAFS"	Direct Auto Financial Services Limited (the former Yes Car Credit business);
"Demerger"	the proposed separation of the IHC business from Provident by way of demerger as described in this document;
"Demerger Agreement"	the agreement dated 25 June 2007 between the Company and IPF consenting to the Demerger, described in more detail in paragraph 8.1(a) of Part VI of this document;
"Demerger Dividend"	the proposed dividend equal to the book value of Provident Financial's interest in PIHL as set out in the Demerger Resolution;
"Demerger Record Time"	5.00 p.m. (London time) on 13 July 2007;
"Demerger Resolution"	the resolution numbered 1 as set out in the notice of Extraordinary General Meeting accompanying this document;
"Disclosure and Transparency Rules"	the Disclosure and Transparency Rules made by the FSA pursuant to FSMA;
"Dresdner Kleinwort"	Dresdner Kleinwort Limited;
"EGM"	the Extraordinary General Meeting of the Company convened by the notice which is set out at the end of this document to be held at the Lincoln Centre, 18 Lincoln's Inn Fields, London WC2A 3ED on 13 July 2007 at 11 a.m. or any reconvened meeting following any adjournment thereof;
"EIR"	effective interest rate;

"Form of Proxy"	the form of proxy accompanying this document for use by PF Shareholders and members of the PF Nominee Scheme in connection with the EGM;
"FSA"	the Financial Services Authority of the UK;
"FSMA"	the Financial Services and Markets Act 2000, as amended;
"GFSC"	the Guernsey Financial Services Commission;
"Group"	the UK Group and IHC Group;
"Hawkpoint"	Hawkpoint Partners Limited;
"HMRC"	HM Revenue & Customs;
"IFRS"	International Financial Reporting Standards as adopted in the EU;
"International Home Credit" or **"IHC"**	the overseas home credit business of the Company;
"IHC Group"	means PIHL and its subsidiaries and subsidiary undertakings (including IHC);
"International Personal Finance" or **"IPF"**	International Personal Finance plc with registered office at Number Three Leeds City Office Park, Meadow Lane, Leeds LS11 5BD (Company No. 06018973);
"IPF Employee Share Schemes"	the International Personal Finance plc Incentive Plan, the International Personal Finance plc Performance Share Plan, the International Personal Finance plc Exchange Share Scheme 2007, the International Personal Finance plc Employee Savings-Related Share Option Scheme and the International Personal Finance plc International Employee Savings-Related Share Option Scheme;
"IPF Group"	IPF and, following the Demerger, the IHC Group;
"IPF Shares"	ordinary shares of 170 pence each in the capital of IPF and, upon the Reduction of Capital, ordinary shares of 10 pence each in the capital of IPF;
"IPF Shareholders"	holders of IPF Shares;
"IPF Share Register"	the register of members of IPF;
"Listing Rules"	the Listing Rules made by the FSA pursuant to FSMA governing, inter alia, admission of securities to the Official List;
"London Stock Exchange"	London Stock Exchange plc or any recognised investment exchange for the purposes of the Financial Services and Markets Act 2000 which may take over the functions of London Stock Exchange plc;
"Merrill Lynch International"	Merrill Lynch International;
"Official List"	the Official List of the FSA;
"PF Employee Share Schemes"	the Provident Financial plc Employee Savings-Related Share Option Schemes (the 1993 Scheme and the 2003 Scheme), the Provident Financial plc International Employee Savings-Related Share Option Scheme, the Provident Financial Performance Share Plan, the Provident Financial plc Senior Executive Share Option Scheme (1995), the Provident Financial plc Unapproved Senior Executive Share Option Scheme (1996), the Provident Financial Executive Share Option Scheme 2006 and the Provident Financial Long Term Incentive Scheme 2006;
"PF Group"	Provident Financial and its subsidiary undertakings;
"PF Nominee Scheme"	the Provident Financial Company Nominee Scheme;

"PF Shares" ordinary shares of $10\frac{4}{11}$ pence each in the capital of the Company;

"PF Shareholders" holders of PF Shares;

"PF Share Consolidation" the proposed consolidation of every two PF Shares of nominal value of $10\frac{4}{11}$ pence each into one Consolidated PF Share of nominal value of $20\frac{8}{11}$ pence, described in more detail in paragraph 1 of Part III (Key information for PF Shareholders) of this document;

"PF Share Register" the register of members of Provident Financial;

"PI Division" the former Provident Insurance division of the Company;

"PIHL" Provident International Holdings Limited with registered office at Colonnade, Sunbridge Road, Bradford, West Yorkshire BD1 2LQ (Company No. 01525242);

"Prospectus" the Prospectus relating to the introduction of up to 257,433,562 IPF Shares and admission to the Official List and to trading on the London Stock Exchange accompanying this document;

"Prospectus Rules" the Prospectus Rules made by the FSA pursuant to FSMA;

"Provident Financial", "PF" or "the Company" Provident Financial plc with registered office at Colonnade, Sunbridge Road, Bradford, West Yorkshire, BD1 2LQ (Company No. 00668987);

"PSZÁF" the Hungarian Financial Supervisory Authority;

"PwC" PricewaterhouseCoopers LLP;

"Reduction of Capital" the proposed reduction of International Personal Finance's share capital to be effected in accordance with section 135 of the Companies Act 1985, described in more detail in paragraph 1 of Part III (Key information for PF Shareholders);

"Reduction Resolution" the resolution to approve the Reduction of Capital, described in more detail in paragraph 1 of Part III (Key information for PF Shareholders);

"Registrars" Capita Registrars (a trading name of Capital IRG Plc);

"SEC" the Securities and Exchange Commission;

"UK GAAP" the accounting principles generally accepted in the United Kingdom;

"UK Group" UKHC, Vanquis and DAFS (being the continuing businesses of the Company following the Demerger);

"UKHC" the UK and Ireland home credit business of the Company;

"US Exchange Act" the United States Securities Exchange Act of 1934, as amended;

"US Securities Act" the United States Securities Act of 1933, as amended;

"TSR" total shareholder return; and

"Vanquis" Vanquis Bank Limited with registered office at Colonnade, Sunbridge Road, Bradford, West Yorkshire, BD1 2LQ (Company No. 02558509).

Provident Financial plc

(Incorporated in England and Wales under the Companies Act 1948 with registered number 00668987)

NOTICE OF EXTRAORDINARY GENERAL MEETING

NOTICE IS HEREBY GIVEN that an Extraordinary General Meeting of Provident Financial plc (the "**Company**") will be held at 11 a.m. on 13 July 2007 at the Lincoln Centre, 18 Lincoln's Inn Fields, London WC2A 3ED to consider and, if thought fit, to pass the following resolutions as ordinary resolutions of the Company:

Resolutions

THAT

1. (a) the demerger of the international business of the Company (the "**Demerger**"), upon the terms and subject to the conditions described in the circular to shareholders dated 25 June 2007 of which this notice forms part (the "**Circular**") is hereby approved for the purposes of Chapter 10 of the Listing Rules of the Financial Services Authority and generally, and that each and any of the directors of the Company be and are hereby authorised to conclude and implement the Demerger in accordance with such terms and conditions and to make such non-material modifications, variations, waivers and extensions of any of the terms of the Demerger and of any documents and arrangements connected with the Demerger as he thinks necessary or desirable;

   (b) upon the recommendation and conditional on the approval of the Directors of the Company and immediately prior to the ordinary shares ("**IPF Shares**") of International Personal Finance plc ("**IPF**") issued and to be issued to holders of ordinary shares of the Company ("**PF Shares**") in connection with the Demerger being admitted to the Official List of the Financial Services Authority and to trading on the London Stock Exchange's main market for listed securities ("**Admission**"), a dividend on the PF Shares, equal to the aggregate book value of the Company's interest in its wholly-owned subsidiary Provident International Holdings Limited, is declared payable to holders of PF Shares on the register of members of the Company at 5.00 p.m. (London time) on 13 July 2007 (or such other time and date as the Directors may determine) (the "**Demerger Record Time**"), such dividend to be satisfied by the transfer, effective immediately prior to Admission, by the Company to IPF of the entire issued share capital of Provident International Holdings Limited, in consideration for which IPF has agreed to allot and issue the IPF Shares in the proportion of one IPF Share for each PF Share then held by such shareholders (save that, in respect of Rosamond Marshall Smith and John Harnett, the number of IPF Shares to be allotted and issued to each of them will be reduced by the number of IPF Shares already held by them at the Demerger Record Time) so that immediately prior to Admission all holders of PF Shares (including Rosamond Marshall Smith and John Harnett) will hold one IPF Share for each PF Share held at the Demerger Record Time;

   (c) conditional upon the passing of the resolutions numbered 1(a) and 1(b) in this notice and upon Admission, every two PF Shares of nominal value of $10\frac{4}{11}$ pence then in issue be consolidated into one PF Share of nominal value of $20\frac{8}{11}$ pence as described in paragraph 1.2 of Part III (Key information for PF shareholders) of the Circular;

   (d) the Directors of the Company be and are hereby authorised to do or procure to be done all such acts and things on behalf of the Company and any of its subsidiaries as they consider necessary or expedient for the purpose of giving effect to the Demerger and the share consolidation described in the resolution numbered 1(c) in this notice with such amendments, modifications, variations or revisions thereto as are not of a material nature;

2. subject to the share consolidation described in the resolution numbered 1(c) in this notice becoming effective, the Company is authorised, generally and without conditions, to make market purchases (within the meaning of section 163 of the Companies Act 1985) of PF Shares of nominal value of $20\frac{8}{11}$ pence each provided that:

   (a) the Company may not purchase more than 12,859,500 PF Shares;

   (b) the minimum price which the Company may pay for each PF Share is its nominal value;

   (c) the maximum price (excluding expenses) which the Company may pay for each PF Share is 5 per cent. over the average of the middle-market price of a PF Share, based on the London Stock Exchange

Daily Official List, for the five business days immediately before the day on which the Company agrees to purchase the PF Shares;

(d) this authority will last from the date of this extraordinary general meeting until the conclusion of the next annual general meeting of the Company or, if earlier, 12 July 2008; and

(e) the Company may agree, before the authority ends, to purchase PF Shares even though the purchase is, or may be, completed after the authority ends;

3. the limit on annual awards to individual participants under the Provident Financial Long Term Incentive Scheme 2006 be increased to 150% of a participant's annual salary (200% in exceptional circumstances) and that the directors be and are hereby authorised to do all such acts and implement all such changes as may be necessary to give effect to this resolution;

4. subject to and conditional upon the resolutions numbered 1 and 2 in this notice becoming effective, the operation of the International Personal Finance plc Incentive Plan, the principal terms of which are summarised at paragraph 1 of Schedule 3 to the notice of the Extraordinary General Meeting, be and is hereby approved;

5. subject to and conditional upon the resolutions numbered 1 and 2 in this notice becoming effective, the operation of the International Personal Finance plc Performance Share Plan, the principal terms of which are summarised at paragraph 2 of Schedule 3 to the notice of the Extraordinary General Meeting, be and is hereby approved;

6. subject to and conditional upon the resolutions numbered 1 and 2 in this notice becoming effective, the operation of the International Personal Finance plc Exchange Share Scheme 2007, the principal terms of which are summarised at paragraph 3 of Schedule 3 to the notice of the Extraordinary General Meeting, be and is hereby approved;

7. subject to and conditional upon the resolutions numbered 1 and 2 in this notice becoming effective, the operation of the International Personal Finance plc Employee Savings-Related Share Option Scheme, the principal terms of which are summarised at paragraph 4 of Schedule 3 to the notice of the Extraordinary General Meeting, be and is hereby approved; and

8. subject to and conditional upon the resolutions numbered 1 and 2 in this notice becoming effective, the operation of the International Personal Finance plc International Employee Savings-Related Share Option Scheme, the principal terms of which are summarised at paragraph 5 of Schedule 3 to the notice of the Extraordinary General Meeting, be and is hereby approved.

By order of the Board

Rosamond J. Marshall Smith
General Counsel and Company Secretary

Registered Office:
Colonnade
Sunbridge Road
Bradford
West Yorkshire
BD1 2LQ

25 June 2007

Schedule 1 to the Notice of Extraordinary General Meeting

Important information about the Extraordinary General Meeting (the "EGM")

1. General

This is the formal Notice to shareholders of the EGM and gives you information as to the date, time and place and the business to be considered at the meeting. If there is anything you do not understand, please talk to an appropriate professional adviser. If you attend the EGM, please bring with you the admission card which is attached to the proxy voting form.

2. What to do if you have recently sold or transferred all your Provident Financial shares

Please send this document and the proxy form to the person who sold the shares for you. He/she can then send them to the new owner of the shares. To have the right to come and vote at the EGM, you must hold shares in the company and your shareholding must be entered on the register of members by 5.00 p.m. on 11 July 2007. If you are a member of the Provident Financial Company Nominee Scheme, please read paragraph 4 below.

3. How to appoint a proxy

If you cannot come to the EGM, you can appoint another person or persons (your proxy or proxies) to come to the meeting and vote for you. A proxy does not have to be a shareholder. To appoint a proxy, you need to fill in the enclosed proxy voting form in accordance with the instructions contained in the form. If the proxy voting form is returned without an indication as to how your proxy should vote on any particular resolution, then the proxy is entitled to exercise his/her discretion as to whether and, if so, how to vote. Send the form to the Proxy Processing Centre, Telford Road, Bicester, OX26 4LD, so as to reach them by 11 a.m. on 11 July 2007, being 48 hours before the time appointed for the holding of the meeting. **Please allow sufficient time for your proxy to be delivered.** Alternatively, you can appoint a proxy electronically via the internet. To do this, you should log on to the Registrar's website at *www.capitaregistrars.com* and follow the instructions. Even if you appoint a proxy you can still come to the EGM and vote instead of your proxy. Detailed instructions for CREST members wishing to utilise the CREST electronic proxy appointment service are contained in schedule 2 to the notice of the EGM on page 96 of this document.

4. The Provident Financial Company Nominee Scheme

The shares of members of the Provident Financial Company Nominee Scheme are held by Capita IRG Trustees Limited. Members who wish to attend the meeting, speak and vote should request Capita IRG Trustees Limited to appoint them as a proxy by completing the proxy request form which is enclosed. Members who are unable to attend the EGM may complete the proxy request form to indicate to Capita IRG Trustees Limited how they wish them to vote. Send the form to the Proxy Processing Centre, Telford Road, Bicester, OX26 4LD, so as to reach them by 11 a.m. on 10 July 2007 (being 72 hours before the time appointed for the holding of the meeting). If you come to the AGM, please bring with you the admission card which is attached to the proxy request form.

5. CREST

If your shares are held through the CREST system, your shareholding must be on the register not later than 5.00 p.m. on 11 July 2007 for you to have the right to attend and vote at the meeting in respect of the number of shares registered in your name at that time.

Schedule 2 to the Notice of Extraordinary General Meeting

Instructions for electronic proxy appointment through CREST

CREST members who wish to appoint a proxy or proxies by utilising the CREST electronic proxy appointment service may do so by utilising the procedures described in the CREST Manual. CREST personal members or other CREST sponsored members, and those CREST members who have appointed a voting service provider(s), should refer to their CREST sponsor or voting service provider(s), who will be able to take the appropriate action on their behalf.

In order for a proxy appointment made by means of CREST to be valid, the appropriate CREST message ("*CREST proxy instruction*") must be properly authenticated in accordance with CRESTCo's specifications and must contain the information required for such instructions, as described in the CREST Manual. The CREST proxy instruction must, in order to be valid, be transmitted so as to be received by the company's agent, Capita Registrars (ID RA10) by 11 a.m. on 11 July 2007 (being 48 hours before the time appointed for the holding of the meeting). The time of receipt will be taken to be the time (as determined by the timestamp applied to the message by the CREST applications host) from which the company's agent is able to retrieve the message by enquiry to CREST in the manner prescribed by CREST. The company may treat as invalid a CREST proxy instruction in the circumstances set out in Regulation 35(5)(a) of the Uncertificated Securities Regulations 2001.

CREST members and, where applicable, their CREST sponsors or voting service providers should note that CRESTCo does not make available special procedures in CREST for any particular messages. Normal system timings and limitations will therefore apply in relation to the input of CREST proxy instructions. It is the responsibility of the CREST member concerned to take (or to procure that his CREST sponsor or voting service provider(s) take(s)) such action as shall be necessary to ensure that a message is transmitted by means of the CREST system by any particular time. Please refer to the CREST Manual for further guidance.

Please allow sufficient time for transmission of the CREST proxy instruction.

Schedule 3 to the Notice of Extraordinary General Meeting

Summary of principal terms of IPF Employee Share Schemes

1. The International Personal Finance plc Incentive Plan (the "Incentive Plan")

1.1 General

The Incentive Plan will enable selected executive directors and employees of IPF and its subsidiaries to be granted awards (**"Awards"**) in respect of ordinary shares in the capital of IPF.

The operation of the Incentive Plan will be overseen by the remuneration committee of the board of IPF (the **"Remuneration Committee"**), which consists entirely of non-executive directors.

Awards under the Incentive Plan will be granted to the senior executive team within the IPF Group (broadly the top 15 or so individuals) and will provide a one-off incentive to participating senior executives in the period following the Demerger. If an absolute total shareholder return (**"TSR"**) growth target is achieved over a 3 year performance period and employment conditions are met, Awards under the Incentive Plan will enable participants to share in up to 3 per cent. of the total growth in value delivered to shareholders (calculated using the same TSR measure) over that period. All benefits under the Incentive Plan will be delivered in IPF Shares, with 50 per cent. of any benefits earned delivered shortly after the end of the performance period and (to aid retention of participants) delivery of the further 50 per cent. deferred for a further 12 months.

Awards under the Incentive Plan may be satisfied by new shares issued at par, shares purchased in the market by an employees' trust or by the transfer of treasury shares.

Awards granted under the Incentive Plan are not transferable (except on death). Benefits under the Incentive Plan are not pensionable benefits.

1.2 Eligibility

Under the Incentive Plan all employees of the IPF Group (including the executive chairman and the executive directors of IPF) are eligible to participate at the discretion of the Remuneration Committee.

1.3 Grant of Awards

The Incentive Plan is intended to operate as a one-off incentive for participants.

Initial Awards will be granted in the period of six weeks beginning with the date of Admission of IPF Shares.

Additionally, Awards may also be granted:-

- within six weeks of a person commencing employment with the IPF Group;
- within six weeks of the announcement by IPF of its results for any period; or
- exceptionally, and subject to the Model Code and other relevant restrictions on dealings with shares, on any other day on which the Remuneration Committee determines that exceptional circumstances exist.

If regulatory or statutory restrictions prevent Awards from being granted in these periods, the Awards may be made after the removal of all such restrictions.

No payment will be required for the grant of an Award.

1.4 Individual Allocations

Provided the applicable performance conditions are achieved (see below), initial Awards will make available to all participants in these Awards a pool of earned shareholder value (**"Earned Value Pool"**) equivalent to up to 3 per cent. of the total return to shareholders in IPF in the period of 3 years from the Demerger. For this purpose, the total return to shareholders will be calculated as the absolute TSR growth of the total issued share capital of IPF at the time of the Demerger expressed as a monetary amount.

The 3 per cent. of total return to shareholders that participants can receive in aggregate under the Incentive Plan, if the performance conditions are achieved, is intended to be a market-competitive incentive and reward for creating value for shareholders but at the same time is intended not to dilute significantly overall returns to shareholders.

Initial allocations within the 3 per cent. Earned Value Pool have been determined as follows (expressed as a percentage of the total return to shareholders) and the grants are expected to be given effect shortly after Admission of IPF Shares:

Chairman 0.8 per cent.
Chief Operating Officer 0.6 per cent.
Chief Finance Officer 0.4 per cent.

The remaining 1.2 per cent. within the Earned Value Pool will be allocated between country and functional heads, with no individual receiving an allocation of more than 0.1 per cent.

The Remuneration Committee has been advised that in order for the long-term incentive arrangements for the senior executive team to be market-competitive, approximately 1.8 per cent. of the incremental value needs to be allocated to the three executive directors.

In addition, to facilitate new hires or retention of key existing staff, the Remuneration Committee has a discretion to increase the Earned Value Pool by up to a further 0.5 per cent. of the total return to shareholders over the period. The Remuneration Committee may also re-allocate to new joiners the value attributable to participants who have left and whose Awards have lapsed.

1.5 Dilution Limit

Awards may be granted over unissued or existing IPF Shares. No Award may be granted under the Incentive Plan if it would cause the number of new shares issued or issuable pursuant to awards and options granted in the preceding 10 years under any of IPF's share plans to exceed 10 per cent. of IPF's issued ordinary share capital at the proposed date of grant. Additionally, a limit of 5 per cent. of IPF's issued ordinary share capital applies to awards and options granted under IPF's executive share plans in the same 10 year period.

If Awards are to be satisfied by a transfer of existing shares, the percentage limits stated above will not apply. IPF intends to comply with the guidelines of the Association of British Insurers, as amended from time to time, regarding the inclusion of awards or options satisfied by the transfer of treasury shares when calculating these limits.

1.6 Vesting of Awards and Performance Conditions

All Awards granted under the Incentive Plan will not normally vest for a minimum period of at least 3 years and will vest only if performance conditions (**"Performance Conditions"**) relating to growth in IPF's TSR have been met. The measurement period (**"Performance Period"**) for the Performance Conditions is a fixed period of 3 years from the date of the Demerger. There will be no retesting of the Performance Conditions.

For Incentive Plan Awards, if TSR growth of 30 per cent. is achieved over the Performance Period, this will normally enable Awards to vest and participants' individual percentages of the Earned Value Pool to be distributed. However, as an additional underpin, the Remuneration Committee must be satisfied that the recorded TSR is a genuine reflection of IPF's underlying performance.

The Performance Conditions are intended to align the interests of management with those of shareholders. The 30 per cent. TSR hurdle (equivalent to a compound annual rate of return of 9.1 per cent.) that must be achieved before Awards vest is both in excess of the IHC management's estimate of IHC's cost of capital and a recognition that shareholders should have benefited from a satisfactory rate of return before participants are rewarded.

For the Performance Conditions, IPF's base share price from which TSR growth is measured will be averaged over the period of one month from the date of Admission of IPF Shares, and IPF's closing TSR will (as is normal) be averaged over the period of the final 3 months of the Performance Period.

The Remuneration Committee may vary the Performance Conditions if an event occurs which causes the Remuneration Committee reasonably to consider that it would be appropriate to amend the Performance Conditions, provided that the Remuneration Committee considers the varied conditions fair and reasonable and not materially less challenging than the original Performance Condition would have been but for the event in question.

If the Performance Conditions are achieved, the Earned Value Pool will be determined. 50 per cent. of an individual participant's allocation will then be delivered (subject to Model Code restrictions) in the form of IPF Shares with a value equivalent to the 50 per cent. proportion of the participant's allocation. The remaining 50 per cent. of an individual participant's allocation will be delivered in the form of the same

number of IPF Shares after a further 12 months, provided that the individual has remained employed with the Group until these further IPF Shares are transferred.

1.7 Cessation of Employment

If a participant leaves the IPF Group, his or her unvested Awards will normally lapse. However, if the reason for a participant leaving is death, injury, disability, sale of a participant's employing business or company or any other circumstances at the Remuneration Committee's discretion, then the Remuneration Committee will normally permit a time pro-rated proportion of the Award (determined having regard to that part of the Performance Period which has then elapsed) to be retained and to vest, if at all, at the end of the original period for vesting if the Performance Conditions are achieved.

If the Remuneration Committee considers it appropriate, it may permit additional vesting in the circumstances of cessation of employment by varying the application of time-apportionment to the Award.

1.8 Takeover, Reconstruction etc

In the event of a takeover of IPF, unvested Awards can vest subject to the application of the Performance Conditions until the time of the takeover. If the takeover occurs within 12 months of the date of grant of Awards, the levels of Awards so vesting will be reduced on a time pro-rated basis.

Additionally, in the event of a scheme of arrangement (not being an internal corporate reorganisation), a winding-up of IPF or (at the discretion of the Remuneration Committee) a demerger, the Remuneration Committee may determine that any unvested Awards may vest, calculated on the same basis as for a takeover of IPF. On an internal reorganisation, replacement Awards would normally be offered.

If the Remuneration Committee considers it appropriate, it may permit additional vesting by varying the application of time apportionment to the Award in the circumstances of a takeover or other corporate event.

1.9 Rights attaching to Shares

IPF Shares allotted or transferred under the Incentive Plan will rank alongside shares of the same class then in issue. IPF will apply to the UK Listing Authority for the listing of any newly issued shares.

1.10 Amendments

The Remuneration Committee may amend the Incentive Plan. However, the provisions governing eligibility requirements, equity dilution, individual award levels, the basis for determining participants' rights to acquire IPF Shares and the adjustments that may be made following a rights issue or any other variation of capital cannot be altered to the advantage of participants without the prior approval of IPF's shareholders in general meeting. There is an exception for minor amendments to benefit the administration of the Incentive Plan, to take account of a change in legislation or developments in the law affecting the Incentive Plan or to obtain or maintain favourable tax, exchange control or regulatory treatment for participants in the Incentive Plan or for any member of the IPF Group. In addition, no alteration may be made that would materially affect any subsisting rights of any participants without their prior consent.

2. The International Personal Finance plc Performance Share Plan (the "PSP")

2.1 General

The operation of the PSP will be overseen by the Remuneration Committee.

Awards granted under the PSP (**"PSP Awards"**) will be made to a group of key senior managers who do not participate in the Incentive Plan. It is anticipated that around 50 individuals will participate in the PSP initially.

PSP Awards will be standard awards of performance shares that will vest after a 3 year performance period with vesting determined by a range of TSR growth targets and by employment conditions.

PSP Awards may be satisfied by new shares issued at par, shares purchased in the market by an employees' trust or by the transfer of treasury shares. PSP Awards may be in the form of options to acquire IPF Shares for nil cost, or contingent allocations where IPF Shares are received on vesting.

PSP Awards are not transferable (except on death). Benefits under the PSP are not pensionable benefits.

2.2 Eligibility

Under the PSP all employees of the IPF Group (including the executive chairman and executive directors of IPF) are eligible to participate at the discretion of the Remuneration Committee.

However, participants in the Incentive Plan will not participate in initial PSP Awards made following the Demerger.

2.3 Grant of Awards

Initial PSP Awards will be granted in the period of six weeks beginning with the date of Admission of IPF Shares.

Additionally, PSP Awards may also be granted:-

- within six weeks of a person commencing employment with the Group;
- within six weeks of the announcement by IPF of its results for any period; or
- exceptionally, and subject to the Model Code and other relevant restrictions on dealings with shares, on any other day on which the Remuneration Committee determines that exceptional circumstances exist.

If regulatory or statutory restrictions prevent PSP Awards from being granted in these periods, the Awards may be made after the removal of all such restrictions.

No PSP Awards may be granted after 16 July 2017.

No payment will be required for the grant of a PSP Award.

2.4 Individual Limits — PSP Awards

The maximum value of IPF Shares over which PSP Awards may be made in any year will not exceed 150 per cent. of an individual's base salary.

Initial PSP Awards will be made at two levels, either as IPF Shares worth 150 per cent. of base salary or IPF Shares worth 75 per cent. of base salary.

2.5 Dilution Limit

PSP Awards may be granted over unissued or existing shares. No PSP Awards may be granted under the PSP if it would cause the number of new shares issued or issuable pursuant to awards and options granted in the preceding 10 years under any of IPF's share plans to exceed 10 per cent. of IPF's issued ordinary share capital at the proposed date of grant. Additionally, a limit of 5 per cent. of IPF's issued ordinary share capital applies to awards and options granted under IPF's executive share plans in the same 10 year period.

If PSP Awards are to be satisfied by a transfer of existing shares, the percentage limits stated above will not apply. IPF intends to comply with the guidelines of the Association of British Insurers, as amended from time to time, regarding the inclusion of awards or options satisfied by the transfer of treasury shares when calculating these limits.

2.6 Vesting of Awards and Performance Conditions

All PSP Awards will not normally vest for a minimum period of at least 3 years and will only vest if Performance Conditions relating to growth in IPF's TSR have been met. The Performance Period for the initial PSP Awards will be the same period as for initial Awards under the Incentive Plan and TSR will be calculated on the same basis as for the Incentive Plan. There will be no re-testing of the Performance Conditions.

The Performance Conditions that will apply to initial PSP Awards are as follows:-

TSR growth over Performance Period	% of PSP Award that vests
Less than 30% growth	Nil
30% growth	50%
Between 30% growth and 60% growth	Between 50% and 100% on a straight-line basis
60% growth or more	100%

As an additional underpin, the Remuneration Committee must be satisfied that the recorded TSR is a genuine reflection of IPF's underlying performance.

The Remuneration Committee may vary the Performance Conditions if an event occurs which causes the Remuneration Committee reasonably to consider that it would be appropriate to amend the Performance Conditions, provided that the Remuneration Committee considers the varied conditions fair and reasonable and not materially less challenging than the original Performance Condition would have been but for the event in question.

For alignment with the Incentive Plan, 50 per cent. of vested PSP Awards will be released after the end of the Performance Period, with the further 50 per cent. deferred for an additional 12 months. Dividends earned in the additional deferral period will be credited to participants.

2.7 Cessation of Employment

If a participant leaves the IPF Group, his or her unvested Awards will normally lapse. However, if the reason for a participant leaving is death, injury, disability, a sale of a participant's employing business or company or any other circumstances at the Remuneration Committee's discretion, then the Remuneration Committee will normally permit a time pro-rated proportion of the PSP Award (determined having regard to that portion of the Performance Period that has then elapsed) to be retained and to vest, if at all, at the end of the original period for vesting after application of the Performance Conditions.

If the Remuneration Committee considers it appropriate, it may permit additional vesting in the circumstances of cessation of employment by varying the application of time-apportionment to the PSP Award.

2.8 Takeover, Reconstruction etc

In the event of a takeover of IPF, unvested PSP Awards can vest subject to the application of the Performance Conditions until the time of the takeover. If the takeover occurs within 12 months of the date of grant of PSP Awards, the levels of Awards so vesting will be reduced on a time pro-rata basis.

Additionally, in the event of a scheme of arrangement (not being an internal corporate reorganisation), a winding-up of IPF or (at the discretion of the Remuneration Committee) a demerger, the Remuneration Committee may determine that a proportion of any unvested PSP Awards may vest, calculated on the same basis as for a takeover of IPF. On an internal re-organisation, replacement PSP Awards would normally be offered.

If the Remuneration Committee considers it appropriate, it may permit additional vesting by varying the application of time apportionment to the PSP Award in the circumstances of a takeover or other corporate event.

2.9 Adjustment of Awards

If there is a rights or capitalisation issue, sub-division, consolidation, reduction or other variation of IPF's ordinary share capital, or the implementation by IPF of a demerger or payment of a special dividend which would otherwise materially affect the value of a PSP Award, the Remuneration Committee may adjust the number of IPF Shares subject to PSP Awards.

2.10 Rights attaching to Shares

IPF Shares allotted or transferred under the PSP will rank alongside shares of the same class then in issue. IPF will apply to the UK Listing Authority for the listing of any newly issued shares.

2.11 Amendments

The Remuneration Committee may amend the PSP. However, the provisions governing eligibility requirements, equity dilution, individual award levels, the basis for determining participants' rights to acquire IPF Shares and the adjustments that may be made following a rights issue or any other variation of capital cannot be altered to the advantage of participants without the prior approval of IPF's shareholders in general meeting. There is an exception for minor amendments to benefit the administration of the PSP, to take account of a change in legislation or developments in the law affecting the PSP or to obtain or maintain favourable tax, exchange control or regulatory treatment for participants in the PSP or for any member of the IPF Group. In addition, no alteration may be made that would materially affect any subsisting rights of any participants without their prior consent.

3. The International Personal Finance plc Exchange Share Scheme 2007 (the "ESS")

3.1 Administration of the ESS

The ESS will be administered by the Remuneration Committee. All the members of the Remuneration Committee are non-executive directors and are not eligible to participate in the ESS.

3.2 Eligibility

Participants in the ESS will be limited to the executive directors of IPF and other senior managers of IPF and its subsidiaries who held options under the Provident Financial Executive Share Option Scheme 2006 which lapse and awards under the Provident Financial Long Term Incentive Scheme 2006 (the "**2006 Schemes**") which are being cancelled in return for the grant of new equivalent awards under the ESS.

3.3 Awards

Awards will be in the form of contingent rights to acquire for nil consideration IPF Shares ("**ESS Awards**"). ESS Awards will be personal to the participant and his personal representative and may not be transferred. No payment will be required for the grant of an ESS Award. The maximum annual value of an ESS Award will not exceed the value of the participant's existing awards and options under the 2006 Schemes. An ESS Award will be subject only to continued employment.

3.4 Value of ESS Awards

For the purposes of calculating the value of existing awards and options granted under the 2006 Schemes the Remuneration Committee will take independent advice. The existing awards and options will be valued as at 30 June 2007.

3.5 Employee trust

ESS Awards will be satisfied by the transfer of shares to participants by the trustee of an employee benefit trust.

3.6 Release of Shares

ESS Awards will vest when the corresponding original award made under the 2006 Schemes would in the normal course of events have first vested or become exercisable, being no earlier than the third anniversary of the original award's date of grant.

If a participant ceases to be employed before that date his ESS Award will lapse, unless he ceases to be employed by reason of death or for a permitted reason. A permitted reason includes ill-health, injury, disability, redundancy, retirement, the sale of the company or business in which he works outside the group or such other reason as the Remuneration Committee may determine.

If the termination of employment is for a permitted reason, then only a proportion of the ESS Award (calculated on a time apportioned basis) will vest on the normal date for vesting, unless the Remuneration Committee determines otherwise. If a participant ceases to be employed by reason of death then his ESS Award will vest on a time apportioned basis (and the performance conditions will not apply).

In the event of a change of control, a voluntary liquidation of IPF or a scheme of arrangement involving IPF, then unless and to the extent that the Remuneration Committee decides otherwise, the participant will be entitled to a proportion of the shares under each ESS Award (calculated on a time apportioned basis).

3.7 Shares

The same limits that apply under the Incentive Plan described at 1 above to the issue of new Shares will also apply to the issue of Shares in connection with any ESS Awards under the ESS, including the issue of new Shares to an employees' share trust.

3.8 Variation of Capital

In the event of any variation in the share capital of IPF (including a capitalisation, rights issue or consolidation or reduction) the number of IPF Shares subject to any ESS Award may be adjusted by the Remuneration Committee in such manner as they determine to be appropriate, being in their opinion fair and reasonable.

3.9 Benefits non-pensionable

Benefits under the ESS will not form part of a participant's remuneration for pension purposes.

3.10 Amendments

The rules of the ESS may be amended by the Remuneration Committee. The Remuneration Committee may make such amendments to the ESS and to any ESS Award as may be necessary or desirable to obtain or maintain favourable tax, exchange control or regulatory treatment for participants or for any company in the group or to ease the administration of the ESS. No amendment which is to the advantage of participants may be made without the prior approval of IPF in general meeting.

No amendment will prejudice the subsisting rights of any participants under the ESS except with the prior consent of each participant so affected.

3.11 Duration

No awards may be granted after 31 December 2007.

4. The International Personal Finance plc Employee Savings-Related Share Option Scheme (the "Scheme")

4.1 Administration

The Scheme will be operated and administered by the Board of IPF.

4.2 Eligibility

All U.K. resident employees (including executive directors working 25 hours or more per week) who have six months (or such other period as the Board determines not exceeding 5 years) or more of continuous service with IPF, or any subsidiary nominated to join in the Scheme, will be eligible to participate in any invitation. The Board has the discretion to reduce or eliminate the period of qualifying service and/or to invite other employees of the group to participate.

4.3 Options

Options will entitle the holder to acquire IPF Shares. Options will be personal to the participant and may not be transferred. No payment will be required for the grant of an option.

4.4 Timing

Invitations to participate may be issued in the case of the first invitation within 42 days following approval of the Scheme by HMRC. Thereafter invitations may normally only be issued in the period of 42 days following prescribed circumstances including the date of any Annual General Meeting of IPF and the announcement by IPF of its annual or interim results.

4.5 Exercise price

The exercise price may not be less than an amount equal to 80 per cent. of the market value of an IPF Share, determined in accordance with the Taxation of Chargeable Gains Act 1992, for such dealing day as the Board may select in the thirty day period immediately preceding the date of grant.

4.6 Individual limit

Each eligible employee will be given the opportunity to apply for an option, the total exercise price of which does not exceed the aggregate monthly contributions and bonus repayable under the Save-as-You-Earn ("SAYE") contract to be entered into as a condition of the grant of the option. The aggregate maximum monthly contribution payable by an employee under all SAYE contracts linked to the Scheme or otherwise may not exceed such sum as may from time to time be permitted by the Income Tax (Earnings and Pensions) Act 2003 and approved by the directors.

4.7 Scheme limits

On any date, the aggregate nominal amount of new IPF Shares in respect of which options may be granted may not, when added to the nominal amount of any new IPF Shares allocated in the previous 10 years under

all employee share schemes of the IPF Group, exceed 10 per cent. of the aggregate nominal amount of the equity share capital of IPF.

For these purposes, IPF Shares are allocated when rights to acquire or obtain them are granted and otherwise when they are issued. Rights which lapse, by reason of non-exercise or otherwise, cease to count. No account is taken of IPF Shares which are acquired by purchase rather than by subscription except where such IPF Shares were first issued to an employee trust for the purpose of satisfying a participant's rights. No account is taken of IPF Shares which an employee purchases at market value using his own funds.

No options will be granted after 16 July 2017.

4.8 Exercise of options

Options will normally be exercisable in whole or in part during the period of six months starting on the bonus date. The bonus date is the date on which the bonus under the related SAYE contract is payable.

In normal circumstances this will be the third, fifth or seventh anniversary of the starting date of the SAYE contract and will depend upon the election made by the participant at the time of grant.

A participant may also exercise his options within six months of reaching age 60 or his contractual retirement date.

Whenever an option is exercised, it may only be exercised to the extent of the amounts then paid under the related SAYE contract and any interest or bonus payable under the contract.

4.9 Termination of employment

If the participant dies, his personal representatives may exercise his options in the 12 months following his death or, if earlier, the bonus date. If a participant ceases to be employed within the IPF Group for a permitted reason, the participant may exercise his options in the six months following the termination of his employment. A permitted reason is injury, disability, redundancy, retirement at 60 or normal retirement age, the sale outside the group of the company or business in which the participant works or, in the case of any option which the participant has held for at least three years, any other reason except gross misconduct on his part. If a participant ceases to be employed for any other reason, his option will lapse.

4.10 Change of control

The exercise of options will also be permitted in the event of a change in control, a reorganisation, an amalgamation or a voluntary winding up of IPF. In the event of a change in control of IPF, participants may surrender their options in return for substitute options over shares in the acquiring company.

4.11 Listing

Application will be made for admission to the Official List of new shares issued under the Scheme and for permission to trade in those IPF Shares. IPF Shares issued on the exercise of options will rank equally in all respects with existing IPF Shares except for rights attaching to IPF Shares by reference to a record date prior to the date of allotment. IPF will at all times keep available sufficient authorised and unissued share capital to satisfy outstanding options to subscribe for IPF Shares.

4.12 Variation of Capital

If there is a variation in the share capital of IPF, the Board may adjust options in such manner as it determines to be appropriate.

4.13 Benefits non-pensionable

Benefits under the Scheme will not form part of a participant's remuneration for pension purposes.

4.14 Amendments

The Board may make such amendments to the Scheme either as are necessary or desirable to obtain or retain the approval of the Board of HMRC under the Income Tax (Earnings and Pensions) Act 2003 or to take account of changes to that Act or other applicable legislation. The Board may also make such amendments to the Scheme and to any option as may be necessary or desirable to obtain or maintain favourable tax, exchange control or regulatory treatment for participants or for any company in the group.

Except as described above or for amendments designed to ease the administration of the Scheme, no amendment which is to the advantage of employees or participants may be made to those provisions dealing with eligibility, individual or Scheme limits, the terms of options or the adjustment of options without the prior approval of IPF in general meeting.

5. The International Personal Finance Savings-Related Share Option Scheme (the "International Scheme")

In addition, IPF will operate an international scheme whose terms will be substantially the same as the UK Scheme summarised above to allow employees in Hungary, Slovakia, the Czech Republic, Romania, Mexico and Poland to make regular monthly savings subject to equivalent limits and use the proceeds of such savings to acquire shares in IPF. The rules of the International Scheme are substantially the same as those of the Scheme. The rules of the International Scheme do, however, provide greater flexibility in the operation of the SAYE contract to allow for different legal, tax and regulatory requirements outside the United Kingdom, including local administration of savings contracts.

Participation in the International Scheme is subject to the same Individual limits on contributions as apply to the Scheme. Options granted under the International Scheme count towards the limits on the total number of options that may be granted under the Scheme as described above.

The International Scheme will not be approved by HMRC. Changes to the rules of the International Scheme or adjustments to options granted under the International Scheme would not therefore require HMRC consent. However, in some countries, securities or tax clearances will be required and any changes or adjustments to options may require further clearances.


END